Filed by SUPERBAC PubCo Holdings Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: XPAC Acquisition Corp.

Commission File No.: 001-40686

Date: April 25, 2022

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): April 25, 2022

XPAC ACQUISITION CORP.

(Exact Name of Registrant as Specified in its Charter)

Cayman Islands	001-40686	N/A
(State or other jurisdiction	(Commission	(I.R.S. Employer
of incorporation)	File Number)	Identification No.)

55 West 46th Street, 30th Floor
New York, New York	10036
(Address of Principal Executive Offices)	(Zip Code)

(646) 664-0501

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A ordinary share and one-third of one redeemable warrant	XPAXU	The Nasdaq Stock Market LLC
Class A ordinary shares, par value $0.0001 per share	XPAX	The Nasdaq Stock Market LLC
Redeemable warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50	XPAXW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01 Entry into a Material Definitive Agreement.

Business Combination Agreement

On April 25, 2022, XPAC Acquisition Corp., an exempted company limited by shares incorporated under the laws of the Cayman Islands (“XPAC”) entered into a Business Combination Agreement (the “Business Combination Agreement”) with (i) SUPERBAC PubCo Holdings Inc., an exempted company limited by shares incorporated under the laws of the Cayman Islands (“PubCo”), (ii) BAC1 Holdings Inc., an exempted company limited by shares incorporated under the laws of the Cayman Islands and a direct wholly owned subsidiary of PubCo (“Merger Sub 1”), (iii) BAC2 Holdings Inc., an exempted company limited by shares incorporated under the laws of the Cayman Islands and a direct wholly owned subsidiary of PubCo (“Merger Sub 2”), and (iv) SuperBac Biotechnology Solutions S.A., a corporation incorporated under the laws of the Federative Republic of Brazil (“SuperBac”).

Pursuant to the Business Combination Agreement, the parties thereto have agreed that, on the terms and subject to the conditions set forth therein: (i) prior to the Initial Closing Date (as defined in the Business Combination Agreement), SuperBac will cause to be formed an exempted company incorporated with limited liability in the Cayman Islands (“Newco”) that will join as a party to the Business Combination Agreement, and certain SuperBac shareholders will, directly or indirectly, contribute their SuperBac shares into Newco in exchange for ordinary shares of Newco, (ii) on the Initial Closing Date, XPAC will merge with and into Merger Sub 1, with Merger Sub 1 being the surviving entity (the “Initial Merger”), and (iii) on the first business day following the Initial Merger, Merger Sub 2 will merge with and into Newco (the “Acquisition Merger” and together with the Initial Merger, the “Mergers”), with Newco being the surviving entity and becoming a wholly owned subsidiary of PubCo. Pursuant to the transactions contemplated by the Business Combination Agreement, upon completion of the Mergers, SuperBac will become an indirect subsidiary of PubCo, with PubCo indirectly owning no less than ninety-five percent (95%) of the equity interests in SuperBac.

As a result of the Acquisition Merger, among other things: (i) each Class A ordinary share of Newco issued and outstanding will automatically be cancelled and cease to exist in exchange for the right to receive such number or fraction of a newly issued Class A ordinary share of PubCo that is equal to the quotient obtained by dividing the Per Share Merger Equity Consideration Value (as defined in the Business Combination Agreement) by $10.00 (“Share Exchange Ratio”), without interest, subject to rounding, (ii) each Class B ordinary share of Newco issued and outstanding will automatically be cancelled and cease to exist in exchange for the right to receive such number or fraction of a newly issued Class B ordinary share of PubCo that is equal to the Share Exchange Ratio, without interest, subject to rounding, and (iii) each unvested option to purchase shares of SuperBac under the Company ESOPs (as defined in the Business Combination Agreement) shall automatically be vested and, together with each outstanding vested option to purchase shares of SuperBac under the Company ESOPs, all such vested options will be “net exercised” in full and the resultant number of shares of SuperBac will be converted into a number of Class A ordinary shares of PubCo determined in accordance with the quotient obtained by dividing the Per Option Conversion Value (as defined in the Business Combination Agreement) by $10.00.

The Per Share Merger Equity Consideration Value is defined in the Business Combination Agreement and is based on a $10.00 per share price and an Acquisition Closing Equity Value of $316,950,513.46 (to be adjusted downwards by the Company Reorganization Payments, the Sponsor Final Promote Amount, any Excess of Company Transaction Expenses and any Excess of Permitted Indebtedness, each as defined in the Business Combination Agreement, as well as the proportion of SuperBac shareholders that do not contribute their SuperBac shares into Newco).

Upon closing of the business combination as contemplated by the Business Combination Agreement (“Closing”), PubCo is expected to become publicly traded and listed on Nasdaq.

The Mergers and each of the other transactions contemplated by the Business Combination Agreement or any of the other Transaction Documents (as defined in the Business Combination Agreement) (the “Transactions”) have been unanimously approved by XPAC’s board of directors, which has unanimously determined to recommend that the shareholders of XPAC vote to approve the Business Combination Agreement and Transactions. The Mergers and the Transactions have also been approved by SuperBac’s board of directors, and SuperBac will hold a meeting of its shareholders within 20 days of the date hereof to obtain shareholder approval of the Mergers and the Transactions.

PubCo Ownership and Management Following the Business Combination

Upon completion of the business combination (i) the existing shareholders of SuperBac are expected to own approximately 45% of the total share capital of PubCo (which includes approximately 19% to be held by Temasek (being Sommerville Investments B.V., Orjen Investments Pte. Ltd. and any of their respective affiliates), (ii) XPAC’s existing public shareholders are expected to own approximately 44% of the total share capital of PubCo, and (iii) XPAC Sponsor LLC, a Cayman Islands limited liability company (the “Sponsor”) (which is wholly owned by XP Inc.) is expected to own approximately 11% of the total share capital of PubCo, assuming no redemptions from XPAC’s existing public shareholders and assuming no equity or debt financings being entered in connection with the business combination.

In connection with the business combination, PubCo will adopt a dual-class share structure pursuant to which all shareholders of PubCo other than Luiz Chacon, SuperBac’s founder and CEO (together with his controlled shareholding vehicles and permitted transferees, the “Founder”), will receive Class A ordinary shares entitled to one vote per share, and the Founder will receive Class B ordinary shares entitled to 10 votes per share. Assuming no redemptions from XPAC’s existing public shareholders, upon completion of the business combination, the Founder is expected to hold at least a majority of the voting rights in PubCo.

Upon closing of the Mergers, PubCo’s board of directors will consist of seven directors. The initial composition of PubCo’s board of directors will be (i) five individuals to be designated by the Founder (one such director being Luiz Augusto Chacon de Freitas Filho, and at least two such directors being independent directors), and (ii) two individuals to be designated by the Sponsor (one such director being an independent director). PubCo’s memorandum and articles of association that will be in effect upon the closing of the Mergers (the “PubCo Articles”) will provide that the Founder shall have the right to increase the total number of directors on PubCo’s board of directors from seven to nine and to subsequently decrease such number from nine to seven. The PubCo Articles also include rights for the Founder and the Sponsor to appoint specified numbers of directors if their ownership of PubCo shares is above certain specified thresholds. For so long as the Founder owns at least 25% of the voting power of PubCo’s outstanding share capital, the Founder will be entitled to nominate a majority of the designees to PubCo’s board of directors, as set out in the PubCo Articles. The PubCo Articles are contained within an exhibit to the Business Combination Agreement, a copy of which is filed as Exhibit 2.1 to this Current Report on Form 8-K.

The directors of PubCo will include Luiz Augusto Chacon de Freitas Filho (as Chairman of the board of directors) and other directors to be appointed in due course by the Founder and the Sponsor pursuant to the Business Combination Agreement. PubCo’s executive team upon Closing is expected to be comprised of Luiz Augusto Chacon de Freitas Filho as President and Chief Executive Officer; Mozart Fogaça Júnior as Vice President; Wilson Ernesto da Silva as Chief Financial Officer; and Giuliano Pauli as Operations Director.

Representations and Warranties

The Business Combination Agreement contains representations and warranties given by the parties thereto that are customary for transactions of this nature, including with respect to, among other things (i) corporate matters, including organization, existence and standing, (ii) authority and binding effect relative to execution and delivery of the Business Combination Agreement and other ancillary agreements, (iii) consents and no conflict, (iv) compliance with laws, and (v) certain business and financial matters. The representations and warranties of the respective parties to the Business Combination Agreement will not survive the Closing.

Covenants

The Business Combination Agreement includes customary covenants of the parties thereto with respect to operation of their respective businesses prior to Closing. The Business Combination Agreement contains additional covenants of the parties thereto, including, among others: (i) covenants providing that certain of the parties to the Business Combination Agreement shall cooperate with respect to the proxy statement to be filed with the U.S. Securities and Exchange Commission (the “SEC”) in connection with the Business Combination Agreement, (ii) covenant of XPAC to convene a meeting of XPAC’s shareholders and to solicit proxies from its shareholders in favor of the approval of the Transaction Proposals (as defined in the Business Combination Agreement), including the Business Combination Agreement, (iii) a covenant providing that the parties to the Business Combination Agreement shall use commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties to the Business Combination Agreement in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Mergers and the other Transactions, (iv) covenants providing that certain of the parties to the Business Combination Agreement will not solicit, initiate, submit, facilitate, discuss or negotiate any inquiry, proposal or offer with respect to similar business combination transaction or certain other transactions, (v) a covenant providing that SuperBac shall use commercially reasonable efforts to obtain any required waivers, amendments, prepayments or terminations of certain existing SuperBac indebtedness, and (vi) a covenant providing that XPAC shall use its best efforts to enter into certain private placement financing transactions in an effort to satisfy the Minimum Cash Condition (as defined below).

Conditions to the Consummation of the Transactions

Consummation of the Transactions is subject to customary conditions to Closing, including approval by XPAC’s and SuperBac’s shareholders. The board of directors of SuperBac has approved the Business Combination Agreement and Transactions. SuperBac will hold a meeting of its shareholders within 20 days from the date of the Business Combination for the purposes of seeking the approval of the shareholders of SuperBac for the Business Combination Agreement by the shareholders of SuperBac. The form of notice to the shareholders of SuperBac for the extraordinary general meeting of SuperBac is furnished as Exhibit 99.3 to this Current Report pursuant to Item 7.01 hereof.

The Business Combination Agreement also contains other conditions, including, among others: (i) the absence of any law or governmental order which has the effect of making Closing illegal or which otherwise prevents or prohibits consummation of Closing, (ii) the effectiveness of the Registration Statement, (iii) PubCo’s initial listing application with Nasdaq in connection with the Transactions shall have been conditionally approved and Class A ordinary shares of PubCo to be issued in connection with the Transactions shall have been approved for listing on Nasdaq, subject to official notice of issuance, and (iv) material accuracy of representations and warranties, and material compliance with covenants, in the Business Combination Agreement.

In addition, the obligations of SuperBac to consummate the Transactions are subject, among others, to: (i) the condition that the Post-Redemption Trust Account Balance (as defined in the Business Combination Agreement), plus the PIPE Gross Proceeds (as defined in the Business Combination Agreement) (minus any unreimbursed Excess of Company Transaction Expenses (as defined in the Business Combination Agreement)), in each case, to be made available to PubCo at the Acquisition Closing, shall be at least $150,000,000 (the “Minimum Cash Condition”), and (ii) at the Acquisition Closing, XPAC having at least $5,000,001 in tangible net assets after giving effect to the XPAC Share Redemptions (as defined in the Business Combination Agreement).

The Business Combination Agreement provides that, following the date of the Business Combination Agreement, but prior to the Initial Merger Effective Time (as defined in the Business Combination Agreement), (i) one or more investors may agree to make, subject to SuperBac’s reasonable consent, one or more private investments to subscribe for and purchase Class A ordinary shares of PubCo for an aggregate purchase price of up to $220 million at a price per share equal to $10.00 (a form of subscription agreement for any such investment is included as a schedule to the Business Combination Agreement), and (ii) with the prior written consent of SuperBac (which consent may be withheld in its sole and absolute discretion), certain other private investments may be entered into in accordance with the terms set forth in the Business Combination Agreement, in an effort to satisfy the Minimum Cash Condition.

The Transactions are expected to close in the second half of 2022, subject to receipt of the necessary shareholder approval and satisfaction or waiver (if applicable) of the other conditions to Closing referred to above.

Termination

The Business Combination Agreement may be terminated by mutual written consent of XPAC and SuperBac and in certain other circumstances, including, but not limited to if: (i) the closing of the Acquisition Merger shall not have occurred on the 15th business day following the closing of the Initial Merger, (ii) any governmental authority shall have enacted, issued, promulgated, enforced or entered any governmental order which has become final and nonappealable and has the effect of making consummation of the Transactions illegal or otherwise preventing or prohibiting consummation of the Transactions, (iii) the XPAC shareholders’ approval in connection with the Transaction shall not have been obtained by reason of the failure to obtain the required vote at the XPAC shareholders’ meeting duly convened therefor or at any adjournment or postponement thereof; (iv) there is any breach of any representation, warranty, covenant or agreement set forth in the Business Combination Agreement, except in certain circumstances detailed in the Business Combination Agreement relating to curable breaches; (v) SuperBac has failed to deliver by the date that is twenty days following the execution and delivery of the Business Combination Agreement, a copy of the Company Minutes (as defined in the Business Combination Agreement) and an executed copy of the Investment Agreement (as defined below), and (vi) the transactions contemplated by the Business Combination Agreement shall not have been consummated on or prior to the 210th day after the date of the Business Combination Agreement (or, if not a business day, the next following business day).

Disclaimer

A copy of the Business Combination Agreement is filed as Exhibit 2.1 to this Current Report on Form 8-K and the foregoing description of the Business Combination Agreement is qualified in its entirety by reference thereto. The Business Combination Agreement contains representations, warranties and covenants that the respective parties thereto made to each other as of the date of such agreement or other specific dates. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the respective parties to the Business Combination Agreement and are subject to important qualifications and limitations agreed to by such parties in connection with negotiating the Business Combination Agreement. The Business Combination Agreement has been provided to investors with information regarding its terms. It is not intended to provide any other factual information about XPAC or any other party to the Business Combination Agreement. In particular, the representations, warranties, covenants and agreements contained in the Business Combination Agreement, which were made only for purposes of the Business Combination Agreement and as of specific dates, were solely for the benefit of the parties to the Business Combination Agreement, may be subject to limitations agreed upon by such parties (including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Business Combination Agreement instead of establishing these matters as facts) and may be subject to standards of materiality applicable to the parties to the Business Combination Agreement that differ from those applicable to XPAC’s investors and security holders. XPAC investors and security holders are not third-party beneficiaries under the Business Combination Agreement and should not rely on the representations, warranties, covenants and agreements, or any descriptions thereof, as characterizations of the actual state of facts or condition of any party to the Business Combination Agreement. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Business Combination Agreement, which subsequent information may or may not be fully reflected in the XPAC’s public disclosures.

Related Agreements

Sponsor Support Agreement

On April 25, 2022, SuperBac, XPAC, PubCo and the Sponsor entered into a Sponsor Support Agreement (the “Sponsor Support Agreement”), pursuant to which, among other things, the Sponsor agreed to, and to cause any proprietary investment vehicles (i.e. holding investments in a ‘principal’ or ‘own account’ capacity) of the Sponsor or its affiliates (to the extent permitted by applicable law) to, (a) vote in favor of (i) the Transactions, and (ii) the other Transaction Proposals, (b) waive the anti-dilution rights in respect of XPAC Securities (as defined in the Business Combination Agreement) under Article 17.3 of the XPAC articles of association, (c) appear at the XPAC shareholders’ meeting for purposes of constituting a quorum, (d) vote against any proposals that would impede the Transactions or any other Transaction Proposal, (e) not redeem any XPAC Securities held by the Sponsor or such affiliates, (f) not transfer any XPAC Securities held by the Sponsor or such affiliates prior to the Acquisition Merger, (g) release XPAC, SuperBac and the Acquisition Entities (as defined in the Business Combination Agreement) from all claims in respect of or relating to the period prior to closing of the Acquisition Merger, subject to the provisions and exceptions set forth therein, and (h) agree to a lock-up of its PubCo ordinary shares and PubCo warrants that are held as of closing of the Acquisition Merger, during the period of one year commencing as of the closing of the Acquisition Merger, subject to certain exceptions.

The Sponsor Support Agreement is filed as Exhibit 10.1 to this Current Report on Form 8-K and the foregoing description of the Sponsor Support Agreement is qualified in its entirety by reference thereto.

Voting and Support Agreement

On April 25, 2022, PubCo, XPAC, SuperBac and certain of the Existing Company Shareholders (as defined in the Business Combination Agreement) entered into a shareholder voting and support agreement (the “Voting and Support Agreement”) pursuant to which, such Existing Company Shareholders, among other things, have agreed to vote to approve the Transactions and such other actions as contemplated in the Business Combination Agreement for which the approval of SuperBac shareholders is required.

The Voting and Support Agreement is filed as Exhibit 10.2 to this Current Report on Form 8-K and the foregoing description of the Voting and Support Agreement is qualified in its entirety by reference thereto.

Lock-up Agreement

On April 25, 2022, certain of the Existing Company Shareholders entered into a lock-up agreement (the “Lock-up Agreement”), pursuant to which, subject to certain exceptions, and following the closing of the Acquisition Merger: (i) the Founder has agreed to a two-year lock-up period (other than the sale of up to R$70.0 million of ordinary shares of PubCo), (ii) the Sponsor has agreed to a one-year lock-up period, and (iii) substantially all of the other the Existing Company Shareholders have agreed a six-month lock-up period.

In addition, the PubCo Class A ordinary shares issued in connection with the “net exercise” of certain existing SuperBac stock options shall be subject to a three-year lock-up period and subject to forfeiture upon terms substantially equivalent to the vesting and forfeiture provisions that were applicable to the SuperBac stock options.

The Lock-up Agreements is filed as Exhibit 10.3 to this Current Report on Form 8-K and the foregoing description of the Lock-up Agreement is qualified in its entirety by reference thereto.

Investment Agreement

On the business day following the execution and delivery of the Business Combination Agreement, SuperBac and the Existing Company Shareholders will enter into an investment agreement (the “Investment Agreement”), pursuant to which, among other things, (i) all shareholders of SuperBac other than the Founder will, directly or indirectly, contribute their SuperBac shares into Newco in exchange for newly issued Class A ordinary shares of Newco, and (ii) the Founder will, directly or indirectly, contribute his SuperBac shares into Newco in exchange for newly issued Class B ordinary shares of Newco, in each case, as and to the extent contemplated by the Investment Agreement (the “Pre-Closing Exchange”) and, after giving effect to the Pre-Closing Exchange, SuperBac will become a direct subsidiary of Newco in which Newco owns at least ninety-five percent (95%) of the Company Shares then outstanding (on a fully diluted basis).

The form of Investment Agreement is filed as Exhibit 10.4 to this Current Report on Form 8-K and the foregoing description of the form of Investment Agreement is qualified in its entirety by reference thereto.

XAPC shall file an amendment to this Current Report on Form 8-K in the event that the Investment Agreement is not entered into on the business day following the execution and delivery of the Business Combination Agreement.

Registration Rights Agreement

Concurrently with the closing of the Acquisition Merger, PubCo, the Sponsor, XPAC and certain Existing Company Shareholders shall enter into an amended and restated registration rights agreement (the “Registration Rights Agreement”), to amend and restate that certain registration rights agreement, dated as of July 29, 2021. As a result, the holders of registrable securities will be able to make a written demand for registration under the Securities Act of 1933, as amended (the “Securities Act”) of all or a portion of their registrable securities, subject to certain limitations so long as such demand includes a number of registrable securities with a total offering price in excess of $20.0 million. Any such demand may be in the form of an underwritten offering, it being understood that, subject to certain exceptions, PubCo shall not be required to conduct more than six underwritten offerings in any 12-month period. In addition, the holders of registrable securities will have “piggy-back” registration rights to include their securities in other registration statements filed by PubCo subsequent to the closing of the Acquisition Merger. PubCo will also commit to file a resale shelf registration statement on Form F-1 that includes, among other things, the Shareholder Merger Consideration (as defined in the Business Combination Agreement) held by signatories to the Registration Rights Agreement within 30 days after closing of the Acquisition Merger.

The form of the Registration Rights Agreement is filed as Exhibit 10.5 to this Current Report on Form 8-K and the foregoing description of the form of the Registration Rights Agreement is qualified in its entirety by reference thereto.

Assignment, Assumption and Amendment Agreement

Immediately prior to the Initial Merger Effective Time, PubCo, XPAC and the warrant agent thereunder shall enter into an assignment assumption and amendment agreement (the “Assignment, Assumption and Amendment Agreement”) pursuant to which, among other things, XPAC will assign to PubCo all of its rights, interests, and obligations in and under the Warrant Agreement dated as of July 29, 2021 by and between XPAC and the warrant agent thereunder (the “Warrant Agreement”).

The form of the Assignment, Assumption and Amendment Agreement is filed as Exhibit 10.6 to this Current Report on Form 8-K and the foregoing description of the form of the Assignment, Assumption and Amendment Agreement is qualified in its entirety by reference thereto.

Item 7.01 Regulation FD Disclosure.

The information in this Item 7.01, including Exhibit 99.1, Exhibit 99.2 and Exhibit 99.3, is furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to liabilities under that section, and shall not be deemed to be incorporated by reference into the filing of XPAC under Securities Act or the Exchange Act, regardless of any general incorporation language in such filings.

On April 25, 2022, XPAC and SuperBac issued a joint press release announcing the execution of the Business Combination Agreement and the Transactions contemplated thereby. The press release is furnished as Exhibit 99.1 to this Current Report.

An investor presentation that XPAC and SuperBac have prepared for use in connection with the business combination is furnished as Exhibit 99.2 to this Current Report.

The form of notice to the shareholders of SuperBac for the extraordinary general meeting of SuperBac for the purposes of seeking the approval of the shareholders of SuperBac for the Business Combination Agreement is furnished as Exhibit 99.3 to this Current Report.

Additional Information about the Proposed Business Combination and Where to Find It

The proposed business combination will be submitted to the shareholders of XPAC for their consideration. It is expected that PubCo will file a registration statement on Form F-4 (the “Registration Statement”) with the SEC within the next two months. The Registration Statement will include preliminary and definitive proxy statements to be distributed to XPAC’s shareholders in connection with XPAC’s solicitation for proxies for the vote by XPAC’s shareholders in connection with the proposed business combination and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued in connection with the completion of the proposed business combination. After the Registration Statement has been filed and declared effective, XPAC will mail a definitive proxy statement and other relevant documents to its shareholders as of the record date established for voting on the proposed business combination. XPAC’s shareholders and other interested persons are advised to read, once available, the preliminary proxy statement / prospectus and any amendments thereto and, once available, the definitive proxy statement / prospectus, and documents incorporated by reference therein filed in connection with XPAC’s solicitation of proxies for its special meeting of shareholders to be held to approve, among other things, the proposed business combination, because these documents will contain important information about XPAC, SuperBac and PubCo and the proposed business combination. Shareholders may also obtain a copy of the preliminary or definitive proxy statement, once available, as well as other documents filed with the SEC regarding the proposed business combination and other documents filed with the SEC by XPAC, without charge, at the SEC’s website located at www.sec.gov or by written request sent to 55 West 46th Street, 30th Floor, New York, NY 10036.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation

XPAC, SuperBac, PubCo and certain of their respective directors, executive officers and other members of management, employees and consultants may, under SEC rules, be deemed to be participants in the solicitations of proxies from XPAC’s shareholders in connection with the proposed business combination. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of XPAC’s shareholders in connection with the proposed business combination will be set forth in XPAC’s proxy statement / prospectus when it is filed with the SEC. You can find more information about XPAC’s directors and executive officers and their respective interests in XPAC in XPAC’s final prospectus that forms a part of XPAC’s Registration Statement on Form S-1 (Reg No. 333-256097), filed with the SEC pursuant to Rule 424(b)(4) on August 2, 2021 (the “Prospectus”). Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement / prospectus when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement / prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

This communication relates to a potential financing through a private placement of common stock of a newly formed holding company to be issued in connection with the transaction. This communication shall not constitute a “solicitation” as defined in Section 14 of the Securities Exchange Act of 1934, as amended. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, as amended, or an applicable exemption from the registration requirements thereof.

Forward-Looking Statements

The information in this communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995.

Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target”, “may”, “predict”, “should”, “would”, “potential”, “seem”, “future”, “outlook” or other similar expressions (or negative versions of such words or expressions) that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding XPAC’s, SuperBac’s, and PubCo’s estimates and forecasts of financial and performance metrics, projections of market opportunity and market share, expectations and timing related to product development, commercialization, commercial models, business growth and expansion, as well as discussion of SuperBac’s business plan in general, potential benefits of the transaction, potential financings to be obtained by SuperBac in the ordinary course of business or any equity or debt financings to be obtained in connection with the business combination and the satisfaction of conditions to closing of the business combination, including the Minimum Cash Condition. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of XPAC’s, SuperBac’s and PubCo’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions, and such differences may be material. Many actual events and circumstances are beyond the control of XPAC, SuperBac and PubCo.

These forward-looking statements are subject to a number of risks and uncertainties, including those factors discussed in the Prospectus, and XPAC’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021, which was filed with the SEC on March 30, 2021, in each case, under the heading “Risk Factors,” and other documents that XPAC has filed, or will file, with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that XPAC, SuperBac and PubCo do not presently know or that XPAC, SuperBac, and PubCo do not currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect XPAC’s, SuperBac’s, and PubCo’s expectations, plans or forecasts of future events and views as of the date of this press release. XPAC, SuperBac, and PubCo anticipate that subsequent events and developments will cause XPAC’s, SuperBac’s, and PubCo’s assessments to change. However, while XPAC, SuperBac and PubCo may elect to update these forward-looking statements at some point in the future, XPAC, SuperBac and PubCo specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing XPAC’s, SuperBac’s or PubCo’s assessments as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description of Exhibits

2.1	Business Combination Agreement, dated as of April 25, 2022, by and among PubCo, XPAC, Merger Sub 1, Merger Sub 2, and SuperBac*

10.1	Sponsor Support Agreement, dated as of April 25, 2022, by and among SuperBac, XPAC, PubCo and the Sponsor

10.2	Voting and Support Agreement dated as of April 25, 2022, by and among SuperBac, PubCo, XPAC and the Existing Company Shareholders*

10.3	Lock-up Agreement dated as of April 25, 2022, by and among the Existing Company Shareholders

10.4	Form of Investment Agreement*

10.5	Form of Registration Rights Agreement

10.6	Form of Assignment, Assumption and Amendment Agreement

99.1	Joint Press Release, dated as of April 25, 2022.

99.2	Investor Presentation

99.3	Notice to Shareholders of Extraordinary General Meeting of SuperBac (English translation)

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Certain exhibits and schedules to these exhibits have been omitted in accordance with Item 601(b)(2) of Regulation S-K. XPAC agrees to furnish supplementally a copy of any omitted exhibit or schedule to the SEC upon its request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 25, 2022

XPAC ACQUISITION CORP.

By:	/s/ Chu Chiu Kong
Chu Chiu Kong
Chief Executive Officer and Chairman of the Board of Directors

Exhibit 2.1

Dated April 25, 2022

XPAC Acquisition Corp.,

SUPERBAC PubCo Holdings Inc.,

BAC1 Holdings Inc.,

BAC2 Holdings Inc.,

- and -

SuperBac Biotechnology Solutions S.A.

BUSINESS COMBINATION AGREEMENT

TABLE OF CONTENTS

Page

Article I CERTAIN DEFINITIONS		4
Section 1.1	Definitions	4
Section 1.2	Other Definitions	20
Section 1.3	Construction	22

Article II TRANSACTIONS; CLOSING		23
Section 2.1	Pre-Closing Actions	23
Section 2.2	The Initial Merger	24
Section 2.3	The Acquisition Merger	26
Section 2.4	Treatment of Company Options	29
Section 2.5	Closing Deliverables	30
Section 2.6	Surrender of Newco Equity Securities and XPAC Equity Securities and Disbursement of Shareholder Merger Consideration	32
Section 2.7	XPAC Shareholder Dissent Rights	34
Section 2.8	Withholding	34
Section 2.9	Company Reorganization Payments	34
Section 2.10	Company Employee Bonuses	35

Article III REPRESENTATIONS AND WARRANTIES OF THE COMPANY		35
Section 3.1	Organization, Good Standing and Qualification	35
Section 3.2	Capitalization and Voting Rights	35
Section 3.3	Corporate Structure; Subsidiaries	36
Section 3.4	Authorization	36
Section 3.5	Consents; No Conflicts	36
Section 3.6	Compliance with Laws; Consents; Permits	37
Section 3.7	Tax Matters	38
Section 3.8	Financial Statements	39
Section 3.9	Absence of Changes	40
Section 3.10	Actions	40
Section 3.11	Liabilities	40
Section 3.12	Commitments	40
Section 3.13	Title; Properties	40
Section 3.14	Intellectual Property Rights	41
Section 3.15	Privacy and Cybersecurity	43
Section 3.16	Labor and Employee Matters	44
Section 3.17	Brokers	45
Section 3.18	Proxy/Registration Statement	45
Section 3.19	Environmental Matters	45
Section 3.20	Insurance	45
Section 3.21	Customers and Suppliers	46
Section 3.22	Company Related Parties	46
Section 3.23	Investigation	46
Section 3.24	Company Board Approval	44

Article IV REPRESENTATIONS AND WARRANTIES OF XPAC		46
Section 4.1	Organization, Good Standing, Corporate Power and Qualification	46
Section 4.2	Capitalization and Voting Rights	46
Section 4.3	Corporate Structure; Subsidiaries	47
Section 4.4	Authorization	47
Section 4.5	Consents; No Conflicts	47
Section 4.6	Tax Matters	48
Section 4.7	Financial Statements	48
Section 4.8	Absence of Changes	49

i

Exhibits

Exhibit A	Form of PIPE Subscription Agreement
Exhibit B	Form of Sponsor Support Agreement
Exhibit C	Form of Registration Rights Agreement
Exhibit D	Form of Voting and Support Agreement
Exhibit E	Form of Assignment, Assumption and Amendment Agreement
Exhibit F	Form of Newco Articles of Association
Exhibit G	Form of Plan of Initial Merger
Exhibit H	Form of Plan of Acquisition Merger
Exhibit I	Form of Newco Joinder Agreement
Exhibit J	Form of PubCo Articles of Association
Exhibit K	Form of Articles of the Newco Surviving Entity
Exhibit L	Form of Lock-up Agreement
Exhibit M	Form of Investment Agreement

Schedules

XPAC Disclosure Letter

Company Disclosure Letter

Schedule 2.9(b): Company Reorganization Payments to Certain Company Shareholders

Schedule 8.12(c): PubCo Officers

BUSINESS COMBINATION AGREEMENT

This Business Combination Agreement, dated as of April 25, 2022 (this “Agreement”), is made and entered into by and among (i) SUPERBAC PubCo Holdings Inc., an exempted company limited by shares incorporated under the laws of the Cayman Islands (“PubCo”), (ii) XPAC Acquisition Corp., an exempted company limited by shares incorporated under the laws of the Cayman Islands (“XPAC”), (iii) BAC1 Holdings Inc., an exempted company limited by shares incorporated under the laws of the Cayman Islands and a direct wholly owned subsidiary of PubCo (“Merger Sub 1”), (iv) BAC2 Holdings Inc., an exempted company limited by shares incorporated under the laws of the Cayman Islands and a direct wholly owned subsidiary of PubCo (“Merger Sub 2”), and (v) SuperBac Biotechnology Solutions S.A., a corporation incorporated under the laws of the Brazil (the “Company”).

RECITALS

WHEREAS, XPAC is a blank check company and was formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses;

WHEREAS, PubCo is a newly formed entity and was formed for the purpose of making acquisitions and investments, with the objective of acting as the publicly traded holding company for its investee entities;

WHEREAS, each of Merger Sub 1 and Merger Sub 2 is a newly formed Cayman Islands exempted company limited by shares, wholly owned by PubCo, and was formed for the purpose of effectuating the Mergers;

WHEREAS, it is contemplated that, after the date of this Agreement and prior to the Initial Merger, the Company will cause to be formed an exempted company incorporated with limited liability in the Cayman Islands (“Newco”) for the purposes of the transactions contemplated by this Agreement, and Newco will subsequently become a party to this Agreement for all purposes and subject to the terms and conditions hereunder promptly after the incorporation of Newco, by executing and delivering an executed joinder to this Agreement substantially in the form attached hereto as Exhibit I (the “Newco Joinder Agreement”), pursuant to which Newco will make certain representations and warranties and will also agree to be bound by the provisions of this Agreement applicable to Newco.

WHEREAS, the parties hereto desire and intend to effect a business combination transaction whereby (a) XPAC will merge with and into Merger Sub 1, with Merger Sub 1 being the surviving entity (the “Initial Merger”), and (b) at least one day following the Initial Merger, Merger Sub 2 will merge with and into Newco (the “Acquisition Merger” and together with the Initial Merger, the “Mergers”), with Newco being the surviving entity and becoming a wholly owned subsidiary of PubCo (Newco is hereinafter referred to for the periods from and after the Acquisition Effective Time as the “Newco Surviving Entity”), each Merger to occur upon the terms and subject to the conditions set forth in this Agreement and in accordance with the applicable provisions of the Companies Act (As Revised) (the “Cayman Act”);

WHEREAS, following the date of this Agreement, but prior to the Initial Merger Effective Time, (a) one or more investors (the “PIPE Investors”) may agree to make one or more private investments to subscribe for and purchase PubCo Class A Ordinary Shares, on the day of the Acquisition Closing but immediately prior to the Acquisition Closing, for an aggregate purchase price of up to $220 million at a price per share equal to $10.00 (the “PIPE Investments”), in each case, pursuant to subscription agreements substantially in the form attached hereto as Exhibit A (with such amendments thereto as may be agreed between XPAC and the Company), each to be entered into between the relevant PIPE Investor, PubCo and XPAC at any time prior to the Initial Merger Effective Time (the “PIPE Subscription Agreements”), and (b) with the prior written consent of the Company (which consent may be withheld in its sole and absolute discretion), certain other private investments may be entered into in accordance with the terms of Sections 8.3 and 8.4 of this Agreement, in an effort to satisfy the Minimum Cash Condition;

WHEREAS, for U.S. federal income tax purposes, (a) it is intended that the Initial Merger will qualify as a “reorganization” under Section 368(a)(1)(F) of the Code and (b) this Agreement is intended to constitute and hereby is adopted as a “plan of reorganization” with respect to the Mergers within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3(a) for purposes of Sections 354, 361 and 368 of the Code and the Treasury Regulations thereunder (clauses (a) and (b), together with the matters described on Section 8.6(a) of the Company Disclosure Letter, the “Intended Tax Treatment”);

WHEREAS, the Company has received, concurrently with the execution and delivery of this Agreement, as a material inducement for the Company to enter into this Agreement and the other Transaction Documents to which it is a party, a Sponsor Support Agreement in the form attached hereto as Exhibit B (the “Sponsor Support Agreement”) signed by the Company, XPAC, PubCo and XPAC Sponsor LLC, a Cayman Islands limited liability company (the “Sponsor”), pursuant to which, among other things, and subject to the terms and conditions set forth therein, the Sponsor has agreed to, and to cause proprietary investment vehicles (i.e. holding investments in a ‘principal’ or ‘own account’ capacity) of the Sponsor or its Affiliates (if any) (to the extent permitted by applicable Law) to, (a) vote in favor of (i) the Transactions, and (ii) the other Transaction Proposals, (b) waive the anti-dilution rights in respect of XPAC Securities under Article 17.3 of the XPAC Articles of Association, (c) appear at the XPAC Shareholders’ Meeting for purposes of constituting a quorum, (d) vote against any proposals that would impede the Transactions or any other Transaction Proposal, (e) not redeem any XPAC Securities held by the Sponsor or such Affiliates, (f) not transfer any XPAC Securities held by the Sponsor or such Affiliates prior to the Acquisition Merger, (g) release XPAC, the Company and the Acquisition Entities from all claims in respect of or relating to the period prior to the Acquisition Closing, subject to the provisions and exceptions set forth therein, and (h) agree to a lock-up of its PubCo Ordinary Shares and PubCo Warrants that are held as of the Acquisition Closing, subject to certain exceptions;

WHEREAS, concurrently with the Acquisition Closing, PubCo, the Sponsor and certain Existing Company Shareholders shall enter into an amended and restated registration rights agreement (the “Registration Rights Agreement”), in the form attached hereto as Exhibit C, that amends and restates that certain registration rights agreement, dated as of July 29, 2021, with such amendment and restatement becoming effective upon the Acquisition Closing, pursuant to which, among other things, PubCo commits to use commercially reasonable efforts to submit or file a resale shelf registration statement on Form F-1 that includes, among other things, the Shareholder Merger Consideration held by signatories to the Registration Rights Agreement within 30 days after the Acquisition Closing;

WHEREAS, XPAC has received, concurrently with the execution and delivery of this Agreement, as a material inducement to XPAC to enter into this Agreement, a Voting and Support Agreement in the form attached hereto as Exhibit D (the “Voting and Support Agreement”), signed by the Company, PubCo, XPAC and the Existing Company Shareholders identified in the Voting and Support Agreement, pursuant to which, among other things, and subject to the terms and conditions set forth therein, such Existing Company Shareholders have agreed (a) to vote or, if their respective Company Shares are then held by a Shareholder Entity (as defined below), to cause such Shareholder Entity to vote (i) in favor of the Transactions to which the Company or Newco will be a party and in favor of the Company Shareholder Approval, (ii) in favor of the Transactions to which the Company or Newco will be a party and in favor of the Newco Approvals, and (iii) against any proposals that would impede in any material respect the consummation of the Transactions by the Company or Newco (or, in each case, agree to the passage of any such approval as a written resolution, if such approval is to be taken as such), and (b) not to transfer any Company Shares or Newco Shares held directly or indirectly by such Existing Company Shareholders or their respective Shareholder Entities (as applicable) on or prior to the Acquisition Closing (subject to the exceptions set forth therein);

WHEREAS, on the Business Day following the execution and delivery of this Agreement, the Company shall deliver to XPAC the signed Investment Agreement (as defined below) to be executed by the Company and certain Company Shareholders collectively representing no less than ninety-five percent (95%) of the Company Shares outstanding (on a Fully Diluted Basis) both (i) on the date of the Investment Agreement, and (ii) immediately prior to the Pre-Closing Exchange;

WHEREAS, concurrently with the execution and delivery of this Agreement, the Existing Company Shareholders will enter into a lock-up agreement substantially in the form attached hereto as Exhibit L (the “Lock-up Agreement”), pursuant to which certain Existing Company Shareholders collectively representing no less than ninety-five percent (95%) of the Company Shares outstanding (on a Fully Diluted Basis) both (i) on the date of the Lock-up Agreement, and (ii) immediately prior to the Pre-Closing Exchange, will agree to a lock-up of the PubCo Ordinary Shares held by such Existing Company Shareholders or their respective Shareholder Entities following the Acquisition Closing for the period specified therein, subject to certain exceptions;

WHEREAS, immediately prior to the Initial Merger Effective Time, PubCo, XPAC and the warrant agent thereunder shall enter into an assignment assumption and amendment agreement in the form attached hereto as Exhibit E (the “Assignment, Assumption and Amendment Agreement”) pursuant to which XPAC will assign to PubCo on the Initial Closing Date all of its rights, interests, and obligations in and under the Warrant Agreement, which amends the Warrant Agreement to change all references to Warrants (as such term is defined therein) to PubCo Warrants (and all references to Ordinary Shares (as such term is defined therein) underlying such warrants to PubCo Class A Ordinary Shares) and which causes each outstanding PubCo Warrant to represent the right to receive, from the Initial Closing, one whole PubCo Class A Ordinary Share;

WHEREAS, the board of directors of XPAC (the “XPAC Board”) has unanimously (a) determined that this Agreement, the Mergers and the other Transactions are fair to, advisable and in the best interests of XPAC and constitute a “Business Combination” as such term is defined in the XPAC Articles of Association, (b) (i) approved and declared advisable this Agreement and the execution, delivery and performance of this Agreement and the consummation of the Transactions, and (ii) approved and declared advisable the Sponsor Support Agreement, the Assignment, Assumption and Amendment Agreement, any PIPE Subscription Agreement, the Voting and Support Agreement, the Lock-up Agreement, the Registration Rights Agreement and the execution, delivery and performance thereof, (c) resolved to recommend the adoption of this Agreement by the shareholders of XPAC, and (d) directed that this Agreement and the Plan of Initial Merger be submitted to the shareholders of XPAC for their approval;

WHEREAS, (a) the board of directors of Merger Sub 1 has (i) determined that the Plan of Initial Merger is fair to, advisable and in the best interests of Merger Sub 1, (ii) approved and declared advisable this Agreement and the execution, delivery and performance of this Agreement and the consummation of the Transactions, and (b) the sole shareholder of Merger Sub 1 has adopted a resolution by written consent approving this Agreement and the Transactions, including the Plan of Initial Merger;

WHEREAS, (a) the board of directors of Merger Sub 2 has (i) determined that the Acquisition Merger is fair to, advisable and in the best interests of Merger Sub 2, (ii) approved and declared advisable this Agreement and the execution, delivery and performance of this Agreement and the consummation of the Transactions, and (b) the sole shareholder of Merger Sub 2 has adopted a resolution by written consent approving this Agreement and the Transactions, including the Acquisition Merger;

WHEREAS, (a) the board of directors of PubCo (the “PubCo Board”) has (i) determined that it is fair to, advisable and in the best interests of PubCo to enter into this Agreement and to consummate the Mergers and the other Transactions, and (ii) approved and declared advisable this Agreement, any PIPE Subscription Agreement, the Sponsor Support Agreement, the Registration Rights Agreement, the Assignment, Assumption and Amendment Agreement, the Voting and Support Agreement and the Lock-up Agreement and the execution, delivery and performance thereof, and (b) the sole shareholder of PubCo has adopted a resolution by written consent approving this Agreement and the Transactions; and

WHEREAS, the board of directors of the Company (the “Company Board”) has (a) determined that it is fair to the Company, and advisable and in the best interests of the Company, to enter into this Agreement and to consummate the Mergers and the other Transactions contemplated by this Agreement, (b) recommended that the shareholders of the Company (i) approve the execution, delivery and performance of this Agreement and the consummation of the Mergers and the other Transactions contemplated by this Agreement, and (ii) approve the Sponsor Support Agreement, the Voting and Support Agreement, the Lock-up Agreement and the execution, delivery and performance thereof, and (c) resolved to, within twenty (20) days following the execution and delivery of this Agreement, employ its reasonable efforts to obtain the Company Shareholder Approval (as defined below); and

WHEREAS, no later than the Business Day following the execution and delivery of this Agreement, the Company Board shall convene a meeting of the Company Shareholders to be held as soon as practicable in order for such meeting to duly approve the Company Shareholder Approval.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth in this Agreement and intending to be legally bound hereby, XPAC, PubCo, Merger Sub 1, Merger Sub 2 and the Company agree as follows:

Article I

CERTAIN DEFINITIONS

Section 1.1      Definitions. As used herein, the following terms shall have the following meanings:

“2021 Management Accounts” means the unaudited consolidated balance sheet of the Company as of December 31, 2021, and the unaudited consolidated statements of income and profit and loss for the year ended December 31, 2021 prepared in accordance with IFRS;

“Acquisition Closing Equity Value” means $316,950,513.46, minus (a) the Company Reorganization Payments (converted into U.S. dollars at a rate of R$4.7326 per $1.00), minus (b) the Sponsor Final Promote Amount, minus (c) any Excess of Company Transaction Expenses, and minus (d) any Excess of Permitted Indebtedness; provided, that such resulting dollar amount shall be as adjusted downwards by a factor equal to the proportion of (x) the number of Remaining Minority Company Shares outstanding (on a Fully Diluted Basis) as of the Acquisition Effective Time to (y) the number of Company Shares outstanding (on a Fully Diluted Basis) as of the Acquisition Effective Time;

“Acquisition Merger Consideration” means the sum of all PubCo Ordinary Shares receivable by Company Shareholders pursuant to Section 2.3(g)(iii);

“Action” means any charge, claim, action, complaint, petition, investigation, appeal, suit, litigation, arbitration or other similar proceeding initiated or conducted by a mediator, arbitrator or Governmental Authority, whether administrative, civil, regulatory or criminal, and whether at law or in equity, or otherwise under any applicable Law;

“Additional Permitted Financings” means the subscription or purchase by an investor for cash after the date of this Agreement of securities to be issued or guaranteed by PubCo (or of securities exercisable, convertible or exchangeable into securities to be issued or guaranteed by PubCo), including ordinary shares, preferred shares, convertible or exchangeable bonds or notes, promissory notes, warrants or other securities, in each case, as and to the extent consented to in writing by XPAC and the Company (which consent may be withheld in the sole and absolute discretion of the party asked to provide consent);

“Affiliate” means, with respect to any Person, any other Person which, directly or indirectly, Controls, is Controlled by or is under common Control with such Person. In the case of a Person which is a fund or which is directly or indirectly Controlled by a fund, the term “Affiliate” also includes (a) any of the general partners of such fund, (b) the fund manager managing such fund, any other person which, directly or indirectly, Controls such fund or such fund manager, or any other funds managed by such fund manager, and (c) trusts (excluding the Trust Account for all purposes other than for the sole purpose of the release of the proceeds of the Trust Account set forth in Section 7.1) Controlled by or for the benefit of any Person referred to in (a) or (b). Notwithstanding the foregoing, (i) in no event shall an investment fund or portfolio company, in either case, managed by or otherwise affiliated with, XP Inc. or any of its Affiliates (including, without limitation, any asset management business or activities thereof), be considered to be an Affiliate of XPAC except for (1) XP Inc. itself and (2) any investment fund or portfolio company controlled or managed by the Sponsor, and (ii) an Affiliate of Sommerville Investments B.V. (“Sommerville”) or Orjen Investments Pte. Ltd. (“Orjen”) shall only refer to (1) Temasek Holdings (Private) Limited and (2) Temasek Holdings (Private) Limited’s direct and indirect wholly-owned companies (excluding Sommerville and Orjen) whose boards of directors or equivalent governing bodies comprise employees or nominees of (A) Temasek Holdings (Private) Limited, (B) Temasek Pte. Ltd. (being a wholly-owned subsidiary of Temasek Holdings (Private) Limited) and/or (C) wholly-owned direct and indirect subsidiaries of Temasek Pte. Ltd.;

“Antitrust Laws” shall mean any applicable Laws of any Governmental Authority regarding matters of anti-competition or foreign investment;

“April 2021 Company ESOP” means the Company’s Equity Incentive Plan (Plano de Opção de Compra de Ações da Companhia) adopted on April 15, 2021, amended on September 13, 2021, approved by the Company Board on August 25, 2021 and approved by Company Shareholders on September 13, 2021;

“April 2021 Forfeiting Net Vested Holder” means a Person who, at the Acquisition Effective Time, was a holder of PubCo Shares that were originally issued as Net Vested PubCo Shares issued in respect of the April 2021 Company ESOP pursuant to Section 2.4(a)(ii) in respect of whom a Forfeiture Event has occurred during the Forfeiture Period;

“Benefit Plan” means any (a) “employee benefit plan” (as such term is defined in Section 3(3) of ERISA, whether or not subject to ERISA), program, policy, practice, Contract or other arrangement, including any compensation, severance, termination pay, deferred compensation, retirement, profit sharing, incentive, bonus, health, welfare, performance awards, share or share-related awards (including stock option, stock purchase, stock ownership, restricted stock unit, or other equity or equity-based compensation), disability, death benefit, life insurance, fringe benefits or other employee benefits or remuneration of any kind, and (b) any employment, indemnification, consulting, retention or stay-bonus agreement, severance, transaction or change-in control agreement, in each case, whether written, unwritten or otherwise, that is or has been sponsored, maintained, contributed to or required to be contributed to by any Group Company for the benefit of any current or former employee, director, commissioner or officer, consultant or contractor of any Group Company in each case other than any statutory benefit plan mandated by Law;

“Brazil” means the Federative Republic of Brazil;

“Brazilian GAAP” shall mean the accounting principles generally accepted in Brazil under applicable Laws and the accounting standards issued by the Comitê de Pronunciamentos Contábeis;

“Brazilian GAAP Financial Statements” means the audited consolidated balance sheet of the Company as of December 31, 2020, and the audited consolidated statements of income and profit and loss, and cash flows, for the year ended December 31, 2020 that have been audited by an independent auditor under independent auditing standards applicable in Brazil and prepared in accordance with Brazilian GAAP;

“Business Combination” has the meaning given in the XPAC Articles of Association;

“Business Day” means a day on which commercial banks are open for business in the city of (a) New York, United States, (b) Grand Cayman, the Cayman Islands, (c) São Paulo, State of São Paulo, Brazil, (d) Singapore, Singapore, and (e) Amsterdam, The Netherlands, except a Saturday, Sunday, public holiday (gazetted or ungazetted and whether scheduled or unscheduled) or a day on which banking institutions or trust companies are authorized or obligated by Law to close in any of the aforementioned cities;

“CDI Rate” means the daily average rate (calculated based on a year of 252 business days) of inter-banking deposits, “over extra group”, expressed in annual percentage, calculated and published daily by B3 S.A.—Brasil, Bolsa, Balcão, and, in its absence, another official index that replaces it;

“Closing Date” means each of the Initial Closing Date and the Acquisition Closing Date;

“Code” means the Internal Revenue Code of 1986, as amended;

“Company Acquisition Proposal” means any transaction or series of transactions (other than the Transactions) with any Person involving, directly or indirectly, (a) any merger, consolidation, amalgamation, share exchange, business combination, material issuance of securities, material acquisition of securities, reorganization, material recapitalization, tender offer, exchange offer or other similar transaction involving any Group Company, (b) any sale, lease, exchange, transfer, license, acquisition or disposition of a material portion of the consolidated total assets, revenues or earning power of the Group Companies, taken as a whole, or (c) any direct or indirect acquisition by any third party, in one transaction or a series of transactions, of a material portion of voting Equity Securities of the Company (whether by merger, consolidation, recapitalization, purchase or issuance of Equity Securities);

“Company Cash” means the aggregate amount of all cash and cash equivalents of the Group Companies, determined on a consolidated basis in accordance with IFRS, but excludes Restricted Cash that shall continue to be Restricted Cash immediately following the Acquisition Merger. For the avoidance of doubt, cash and cash equivalents shall specifically include marketable securities, short-term deposits, short-term investments, cash held in any jurisdictions, and any uncleared checks and drafts or other wire transfers received or deposited or available for deposit for the account of the Company or its Subsidiaries that are not yet credited to the account of the Company or its Subsidiaries (except to the extent such uncleared checks, drafts or wire transfers are or are to be received or deposited in an account with a negative balance);

“Company Class A Preferred Shares” means the Class A preferred shares, no par value per share, of the Company;

“Company Class B Preferred Shares” means the Class B preferred shares, no par value per share, of the Company;

“Company Class C Preferred Shares” means the Class C preferred shares, no par value per share, of the Company;

“Company Class D Preferred Shares” means the Class D preferred shares, no par value per share, of the Company;

“Company Consolidated Net Debt” means, as of a given date, (a) the Company’s total outstanding current and non-current loans and borrowings as of such date as determined on a consolidated basis and as reflected on the face of a balance sheet of the Company that would be prepared in accordance with IFRS, minus (b) the aggregate amount of Company Cash as of such date;

“Company Contract” means any Contract to which any Group Company is a party or by which any Group Company is bound;

“Company ESOPs” means, collectively, the April 2021 Company ESOP and the September 2021 Company ESOP;

“Company Exchangeable Securities” means, collectively, the Company Ordinary Shares and the Company Class A Preferred Shares, the Company Class B Preferred Shares and the Company Class C Preferred Shares (in each case, after giving effect to the conversion of (i) the Company Warrants into the requisite number of Company Ordinary Shares and Company Class C Preferred Shares, and (ii) the Company Class C Preferred Shares into the requisite number of Company Ordinary Shares, in each case, in accordance with the terms of Company Reorganization);

“Company Expenses Cap” means $7,500,000.00;

“Company Material Adverse Effect” means any Event that has had, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on (a) the business, assets and liabilities, results of operations or financial condition of the Group Companies taken as a whole, or (b) the ability of any Group Company or any of the Acquisition Entities to consummate the Transactions by the Outside Date; provided, however, that in no event would any of the following, alone or in combination, be deemed to constitute, or be taken into account in determining whether there has been or will be, a “Company Material Adverse Effect”: (i) any change in applicable Laws, GAAP, IFRS or other applicable accounting or auditing standards or any interpretation thereof following the date of this Agreement, (ii) any change in interest rates or economic, political, business or financial market conditions generally, (iii) the taking of any action expressly required to be taken under this Agreement, (iv) any natural disaster (including hurricanes, storms, tornados, flooding, earthquakes, volcanic eruptions or similar occurrences), epidemic or pandemic (including any action taken or refrained from being taken in response to COVID-19 or any COVID-19 Measures or any change in such COVID-19 Measures or interpretations following the date of this Agreement), acts of nature, change in climate or other natural or man-made disasters, (v) any acts of terrorism or war, the outbreak or escalation of hostilities, geopolitical conditions, local, national or international political conditions, riots or insurrections, whether or not pursuant to the formal declaration of a national emergency or war, (vi) any failure in and of itself of the Group Companies to meet any projections or forecasts, provided, however, that the exception in this clause (vi) shall not prevent or otherwise affect a determination that any change, effect or development underlying such change has resulted in or contributed to a Company Material Adverse Effect, (vii) any Events generally applicable to the industries or markets in which the Group Companies operate, including, without limitation, the effects of any drought, animal pests, shortage of raw materials or any other event that may result in a severe shortage in the supply of commodities in Brazil, (viii) any matter set forth in Section 1.1(a) of the Company Disclosure Letter, (ix) any Events that are cured by the relevant Group Company prior to the Acquisition Closing, (x) changes attributable to the public announcement, performance or pendency of the Transactions (including the impact thereof on relationships with customers, licensors, licensees, suppliers, employees or other third parties related thereto), but in any case only to extent attributable to such announcement, performance or pendency, provided that this clause (x) shall not apply to the representations and warranties (or related conditions) that, by their terms, specifically address the consequences arising out of the public announcement, performance or pendency of the Transactions, (xi) any actions (A) required to be taken, or required not to be taken, pursuant to the terms of this Agreement or (B) taken with the prior written consent of or at the prior written request of XPAC, or (C) taken by XPAC, the Sponsor or any other XPAC Shareholder, (xii) any worsening of the Events referred to in clauses (ii), (iv), (v), (vii) or (viii) to the extent existing as of the date of this Agreement, or (xiii) any contemporaneous or future pronouncements by the SEC or other U.S. federal regulators with respect to prior accounting rules generally applicable to special purpose acquisition companies or target companies engaged in business combinations with special purpose acquisition companies and any impacts on such transactions directly or indirectly resulting therefrom; provided, however, that in the case of each of clauses (ii), (iv), (v) and (vii), any such Event to the extent it disproportionately affects any of the Group Companies relative to other participants in the industries and geographies in which such Persons operate shall not be excluded from the determination of whether there has been, or would reasonably be expected to be, a Company Material Adverse Effect;

“Company Option” shall mean each outstanding and unexercised option to purchase Company Shares issued pursuant to the Company ESOPs, whether or not then vested or fully exercisable;

“Company Optionholder” shall mean each holder of a Company Option;

“Company Ordinary Shares” means, collectively, the ordinary shares, no par value per share, of the Company;

“Company PCAOB Financial Statements” means (a) the audited consolidated balance sheets of the Company as of December 31, 2021 and 2020, and the audited consolidated statements of income and profit and loss, changes in shareholders’ equity and cash flows, for the years ended December 31, 2021 and 2020 audited by the Independent Auditors in accordance with PCAOB auditing standards, together with the auditor’s report of the Independent Auditors thereon, and (b) to the extent provided by the Company or PubCo pursuant to Section 6.6(b), any other financial statements of the Company that are included in the Registration Statement/Proxy Statement;

“Company Preferred Shares” means, collectively, the Company Class A Preferred Shares, the Company Class B Preferred Shares, the Company Class C Preferred Shares and the Company Class D Preferred Shares;

“Company Related Party” means (a) any member, shareholder or equity interest holder who, together with its Affiliates, directly or indirectly holds no less than 5% of the total outstanding share capital of any Group Company, and (b) any director or executive officer of any Group Company, in each of the foregoing cases under (a) and (b), excluding each Group Company;

“Company Reorganization” means, collectively, the transactions taken, or contemplated to be taken, pursuant to that certain Reorganization Agreement, dated as of December 6, 2021, by and among Fourbac Participações S.A., SB Participações S.A., Luiz Augusto Chacon de Freitas Filho, Sommerville, Orjen and Bio-Gênesis Participações S.A., and, as intervening parties, the Company and Superbac Indústria e Comércio de Fertilizantes S.A., as approved by the Company Shareholders at the Company’s extraordinary shareholders meeting held on December 22, 2021, and as ratified by the Company Shareholders at the Company’s extraordinary shareholders’ meeting held on January 26, 2022;

“Company Shareholder” means any holder of any Company Shares;

“Company Shares” means, collectively, the Company Ordinary Shares and the Company Preferred Shares;

“Company Transaction Expenses” means any out-of-pocket fees and expenses paid or payable, subject to Section 8.1(c) and Section 8.2(a)(i), by any Group Company, Newco or any Acquisition Entity (whether or not billed or accrued for, but without double counting) as a result of or in connection with the negotiation, documentation and consummation of the Transactions, including (a) all fees, costs, expenses, brokerage fees, commissions, finders’ fees and disbursements of financial advisors, investment banks, data room administrators, attorneys, accountants and other advisors and service providers, including consultants and public relations firms, and (b) any and all filing fees payable, subject to Section 8.1(c) and Section 8.2(a)(i), by the Group Companies or any of their Affiliates to the Governmental Authorities in connection with the Transactions, including the SEC and Nasdaq, and excluding, for the avoidance of doubt, the Company Reorganization Payments, the other transactions to be carried out in accordance with Section 2.9 pursuant to the instruments governing the Company Reorganization and the bonus payments to be paid in accordance with Section 2.10;

“Company Warrants” means all outstanding and unexercised warrants (bônus de subscrição) of the Company convertible into the applicable number of Company Ordinary Shares and the applicable number of Company Class C Preferred Shares, in each case, as determined in accordance with the instruments governing the Company Reorganization;

“Competing SPAC” means any publicly traded special purpose acquisition company other than XPAC;

“Competitor Company” shall have the meaning given to the term “Empresas Concorrentes” under (a) the terms of the April 2021 Company ESOP as in effect on the date of this Agreement (in respect of a April 2021 Forfeiting Net Vested Holder) or (b) the terms of the September 2021 Company ESOP as in effect on the date of this Agreement (in respect of a September 2021 Forfeiting Net Vested Holder);

“Contract” means any legally binding written, oral or other agreement, contract, subcontract, lease, instrument, note, option, warranty, purchase order, license, sublicense, mortgage, guarantee, purchase order, insurance policy or commitment or undertaking of any nature that has any outstanding rights or obligations;

“Control” in relation to any person means (a) the ownership of, or ability to direct the casting of, more than fifty percent (50%) of the total voting rights conferred by all the shares then in issue and conferring the right to vote at all general meetings of such Person, or (b) the ability to, directly or indirectly, direct or cause the direction of the management and policies of such Person whether through the ownership of securities, by contract or otherwise, and “Controlled”, “Controlling” and “under common Control with” shall be construed accordingly;

“Copyrights” means any and all copyrights and copyrightable subject matter, whether registered or unregistered and regardless of the medium of fixation or means of expression, including any of the foregoing that protect original works of authorship fixed in any tangible medium of expression, including in literary works (including in all forms and types of Software), pictorial and graphic works;

“COVID-19” means SARS-CoV-2 or COVID-19, and any evolutions, variants or mutations thereof or related or associated epidemics, pandemics or disease outbreaks;

“COVID-19 Measures” means any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down, closure, sequester, safety or similar Law, directive, guidelines or recommendations promulgated by any Governmental Authority, including the Brazilian Ministry of Health, Centers for Disease Control and Prevention and the World Health Organization, in each case, in connection with or in response to COVID-19 for similarly situated companies;

“CST” means Continental Stock Transfer & Trust Company;

“Customs and International Trade Authorizations” means all applicable licenses, license exceptions, notification requirements, registrations and approvals required pursuant to the Customs and International Trade Laws for the lawful export, deemed export, re-export, deemed re-export transfer or import of goods, software, technology, technical data and services;

“Customs and International Trade Laws” means all applicable import, customs and trade, export and anti-boycott laws, including (a) the laws, regulations, and programs administered or enforced by U.S. Customs and Border Protection, U.S. Immigration and Customs Enforcement, the U.S. Department of Commerce, the U.S. International Trade Commission, the U.S. Department of State, and their predecessor agencies, and (b) the anti-boycott laws and regulations administered by the U.S. Department of the Treasury;

“Deferred IPO Fees” means the amounts of deferred underwriting fees and deferred advisory fees payable in connection with the IPO that are payable upon consummation of the Business Combination;

“Disclosure Letter” means, as applicable, the Company Disclosure Letter and the XPAC Disclosure Letter;

“DTC” means the Depository Trust Company;

“Environmental Law” means any federal, state, local or foreign law, regulation, order, decree, permit, authorization, opinion, common law or agency requirement relating to (a) the protection, investigation or restoration of the environment, health and safety (concerning exposure to Hazardous Substances), or natural resources, (b) the handling, use, presence, disposal, release or threatened release of any Hazardous Substance, or (c) noise, odor, wetlands, pollution, contamination or any injury or threat of injury to persons or property;

“Environmental Licenses” means all franchises, approvals, permits, consents, qualifications, certifications, authorizations, licenses, orders, registrations, certificates, variances or other similar permits, rights and all pending applications therefor from or with the relevant Governmental Authority required to operate the business of any of the Group Companies, as conducted by the Group Companies, in accordance with applicable Environmental Law;

“Equity Securities” means, with respect to any Person, any capital stock, equity interests, membership interests, partnership interests or registered capital, joint venture or other ownership interests in such person and any options, warrants or other securities (for the avoidance of doubt, including debt securities) that are directly or indirectly convertible into, or exercisable or exchangeable for, such capital stock, equity interests, membership interests, partnership interests or registered capital, joint venture or other ownership interests (whether or not such derivative securities are issued by such Person);

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended;

“ERISA Affiliate” of any entity means each entity that is or was at any time treated as a single employer with such entity for purposes of Section 4001(b)(1) of ERISA or Section 414 of the Code;

“Event” means any event, state of facts, development, change, circumstance, occurrence or effect;

“Exchange Act” means the Securities Exchange Act of 1934, as amended;

“Excluded Appointee” means a Person that is a director, officer, employee, greater than 10% shareholder or greater than 10% partner, of an Excluded Person;

“Excluded Person” means a Person that is either (a) a Prohibited Person, or (b) a Person engaged, directly or indirectly, in the business of biotechnology that develops, produces or sells solutions for (i) agrobusiness (including, without limitation, the consumer, business and commercial markets), (ii) the oil and gas industry, (iii) the treatment of effluent or waste products, and/or (iv) the bioremediation of soil, provided that this paragraph (b) shall not include any private equity fund, venture capital fund, investment fund, institutional investor, sovereign wealth fund or other financial investor that, taken together with its Affiliates, holds less than twenty percent of the equity of any Person referred to in this paragraph (b);

“Existing Company Shareholders” means each of the Company Shareholders on the date of this Agreement;

“Forfeiting Net Vested Holder” means an April 2021 Forfeiting Net Vested Holder or a September 2021 Forfeiting Net Vested Holder;

“Forfeiture Event” means, with respect to any Person, the occurrence of any of the following events: (a) the Termination with Cause of such Person; (b) resignation by such Person from their position (including as an employee, officer, director, manager, consultant or member of any committee or council) in the Company or in PubCo or any of their respective Subsidiaries from time to time which results in the permanent severance of such Person’s employment relationship with the Company, PubCo or any of their respective Subsidiaries; or (c) the commencement or existence of any employment, position, interest or any other type of relationship (including as a partner, shareholder, officer, director, manager, consultant or member of any committee or council) by such Person of, with or for a Competitor Company;

“Founder” means each of (a) Luiz Augusto Chacon de Freitas Filho, (b) any Company Shareholder beneficially owned by Luiz Augusto Chacon de Freitas Filho, directly or indirectly, including their respective Shareholder Entities, and (c) any Permitted Transferee (as defined in the PubCo Articles of Association);

“Founder Shares” means the Company Exchangeable Securities held by the Founder immediately prior to the Pre-Closing Exchange; provided, that, to the extent that any Company Exchangeable Securities are held by a Company Shareholder that is not directly or indirectly wholly owned by Luiz Augusto Chacon de Freitas Filho, then only a proportional amount of Company Exchangeable Securities held by such Company Shareholder corresponding to Luiz Augusto Chacon de Freitas Filho’s direct or indirect beneficial ownership percentage shall be deemed to constitute Founder Shares (such proportion of beneficial ownership being set forth in Schedule B to the Investment Agreement);

“Fully Diluted Basis” means, in relation to the Company, (a) all Company Shares issued and outstanding as of the relevant date, and (b) the maximum number of Company Shares issuable upon exercise of any options, warrants or other convertible or exchangeable securities, instruments or other similar obligations outstanding or in existence as of the relevant date;

“GAAP” means generally accepted accounting principles in the United States as in effect from time to time;

“Government Official” means any officer, cadre, civil servant, employee or any other person acting in an official capacity for any Governmental Authority (including any political party or official thereof), or to any candidate for political office;

“Governmental Authority” means the government of any nation, province, state, city, locality or other political subdivision of any thereof, any entity exercising executive, legislative, judicial, regulatory, taxing or administrative functions of or pertaining to government, regulation or compliance, or any arbitrator or arbitral body;

“Governmental Order” means any applicable order, ruling, decision, verdict, decree, writ, subpoena, mandate, precept, command, directive, consent, approval, award, judgment, injunction or other similar determination or finding by, before or under the supervision of any Governmental Authority;

“Group Companies” means the Company and its Subsidiaries;

“Hazardous Substances” means any pollutant or contaminant or any toxic, radioactive, ignitable, corrosive, reactive or otherwise hazardous substance, waste or material, including petroleum, its derivatives, by-products and other hydrocarbons, and any other substance, waste or material regulated as a pollutant or otherwise as “hazardous”, the subject of or which could give rise to Liability under any applicable Law pertaining to the environment;

“IFRS” means the International Financial Reporting Standards issued by the International Accounting Standards Board, as in effect from time to time;

“Indebtedness” means, with respect to any Person, without duplication, any obligations, contingent or otherwise, in respect of (a) the principal of and premium (if any) in respect of all indebtedness for borrowed money, including accrued interest and any per diem interest accruals, (b) any obligations as lessee under capitalized lease obligations under IFRS, (c) amounts drawn (including any accrued and unpaid interest) on letters of credit, bank guarantees, bankers’ acceptances and other similar instruments (solely to the extent such amounts have actually been drawn), (d) the principal of and premium (if any) in respect of obligations evidenced by bonds, debentures, notes and similar instruments, (e) the termination value of interest rate protection agreements and currency obligation swaps, hedges or similar arrangements (without duplication of other indebtedness supported or guaranteed thereby), (f) the principal component of all obligations to pay the deferred and unpaid purchase price of property and equipment which have been delivered, including “earn outs” and “seller notes” but excluding payables arising in the Ordinary Course, (g) breakage costs, prepayment or early termination premiums, penalties, or other fees or expenses payable as a result of the consummation of the Transactions in respect of any of the items in the foregoing clauses (a) through (f), and (h) all Indebtedness of another Person referred to in clauses (a) through (g) above guaranteed directly or indirectly, jointly or severally; provided, for the avoidance of doubt, that Receivables Financing shall not be deemed to constitute Indebtedness to the extent that such Receivables Financing would not be classified and accounted for as loans and borrowings of the Company on a consolidated basis as determined in accordance with IFRS (including as a result of applicable insurance policies in place with respect to any portion of the Receivables Financing to which the creditor has recourse against any Group Company);

“Independent Auditors” means Grant Thornton Brasil Ltda.;

“Independent Director” means an individual to serve on the PubCo Board and the audit committee of PubCo who is “independent” as determined in accordance with the U.S. rules and regulations applicable to audit committee members (including the applicable rules of Nasdaq);

“Initial Merger Consideration” means the sum of all PubCo Class A Ordinary Shares receivable by XPAC Shareholders pursuant to Section 2.2(e)(ii);

“Intellectual Property” means all rights, title and interest in or relating to intellectual property throughout the world, whether protected, created or arising under the laws of the United States or any other jurisdiction, including: (a) all Patents; (b) all Copyrights; (c) all Trademarks; (d) all Internet domain names and social media identifiers and accounts; (e) all Trade Secrets; (f) all moral and economic rights of authors and inventors, however denominated, rights of publicity and privacy, and database rights; (g) all applications and registrations, and any renewals, extensions and reversions, of any of the foregoing; and (h) all other intellectual property rights or proprietary rights;

“Investment Agreement” means the Investment Agreement substantially in the form attached hereto as Exhibit M to be entered into on the Business Day immediately following the date hereof by and among the Company and certain Company Shareholders collectively representing no less than ninety-five percent (95%) of the Company Shares outstanding (on a Fully Diluted Basis) both (i) on the date of the Investment Agreement, and (ii) immediately prior to the Pre-Closing Exchange;

“Investment Company Act” means the Investment Company Act of 1940;

“IPCA Rate” means the Broad National Consumer Price Index (Índice de Preços ao Consumidor – Amplo), released by the Brazilian Institute of Geography and Statistics—IBGE and, in its absence, another official index that replaces it;

“JOBS Act” means the Jumpstart Our Business Startups Act of 2012;

“Knowledge of the Company” or any similar expression means the actual knowledge of Luiz Augusto Chacon de Freitas Filho, Mozart Soares Fogaça Junior, Giuliano Pauli and Wilson Ernesto da Silva;

“Knowledge of XPAC” or any similar expression means the actual knowledge of Chu Kong, Guilherme Teixeira and Fabio Kann;

“Law” means any statute, law, ordinance, rule, regulation or Governmental Order, in each case, of any Governmental Authority, or any provisions or interpretations of the foregoing, including general principles of common and civil law and equity, including any term of commitment (termo de compromisso), term of adjustment of conduct (termo de ajustamento de conduta) or similar agreement entered into with any Governmental Authority;

“Leased Real Property” means any real property subject to a Company Lease;

“Liabilities” means debts, liabilities and obligations (including Taxes), whether accrued or fixed, absolute or contingent, matured or unmatured, deferred or actual, determined or determinable, known or unknown, including those arising under any Law, Action or Governmental Order and those arising under any Contract;

“Licensed Intellectual Property” means all Intellectual Property that any third party Person owns and that any Group Company uses or has the right to use pursuant to a written license or sublicense;

“Material Contracts” means, collectively, each Company Contract that:

(a)            involves (i) indebtedness for borrowed money, or (ii) other extension of credit, a guaranty, surety or assumption of any obligation or any secondary or contingent Liabilities, deed of trust, or the grant of a Security Interest, in each case, with an amount higher than $5,000,000 (or its equivalent in any other currency);

(b)            involves obligations or expected obligations (contingent or otherwise), payments or revenues in excess of $5,000,000 (or its equivalent in any other currency) in the next 12 months after the date of this Agreement;

(c)            is with (i) a top 10 customer of the Group Companies (together, the “Material Customers”) as measured by amounts received by the Group Companies on a consolidated basis for the year ended December 31, 2021, and (ii) a top 10 supplier of the Group Companies as measured by amounts paid by the Group Companies on a consolidated basis for the year ended December 31, 2021 (together, the “Material Suppliers”), in each case, involving a purchase price, payments or revenues in excess of $1,000,000 (or its equivalent in any other currency) (other than purchase or service orders accepted, confirmed or entered into in the Ordinary Course);

(d)            involves the establishment, contribution to, or operation of a partnership, joint venture, alliance or similar entity, or involving a sharing of profits or losses (including joint development and joint marketing Contracts), or any investment in, loan to or acquisition or sale of the securities, Equity Securities or assets of any person, involving payments in excess of $5,000,000 (or its equivalent in any other currency);

(e)            involves the lease, license, sale, use, disposition or acquisition of a business or assets constituting a business involving purchase price, payments or revenues in excess of $5,000,000 (or its equivalent in any other currency);

(f)            involves the ownership or lease of, title to, use of, or any leasehold or other interest in, any personal property (except for personal property leases in the Ordinary Course and involving payments of less than $1,000,000 in the last 12 months prior to the date of this Agreement or expected payments of less than $1,000,000 in the next 12 months after the date of this Agreement) (in each case, or its equivalent in any other currency);

(g)            involves the waiver, compromise, or settlement of any Action with an amount higher than $1,000,000 (or its equivalent in any other currency);

(h)            is a labor agreement, collective bargaining agreement or any other labor-related agreements or arrangements with a Union; and

(i)            is with a Company Related Party involving payments of an amount (when aggregated with any other payments payable to such Company Related Party under Company Contracts) higher than $500,000 per annum (or its equivalent in any other currency);

“Nasdaq” means the Nasdaq Capital Market;

“NDA” means the Non-Disclosure Agreement, dated as of August 6, 2021, entered into between XPAC and the Company;

“Net Vested Option Shares” shall have the meaning set forth in Section 2.4(a)(ii);

“Newco Approvals” shall mean (i) the unanimous approval of the board of directors of Newco which will (a) approve this Agreement, the Pre-Closing Exchange, the Acquisition Merger, the Transaction Documents to which it is a party and the other transactions contemplated by this Agreement and the agreements entered into in connection herewith and has deemed this Agreement advisable and (b) determine to recommend that the Newco Shareholders vote to approve the Plan of Acquisition Merger and such other actions as contemplated by this Agreement and (ii) the approval by the Newco Shareholders of the Acquisition Merger and such other actions as contemplated by this Agreement in accordance with the memorandum and articles of association of Newco;

“Newco Articles of Association” means the Articles of Association of Newco in the form attached hereto as Exhibit F;

“Newco Class A Shares” means Class A ordinary shares of Newco, as provided for in the Newco Articles of Association;

“Newco Class B Shares” means Class B ordinary shares of Newco, as provided for in the Newco Articles of Association;

“Newco Joinder Date” means the date on which Newco enters into the Newco Joinder Agreement and joins as a party to this Agreement pursuant to Section 2.1(a)(iii);

“Newco Shares” means, collectively, the Newco Class A Shares and Newco Class B Shares;

“Newco Shareholder” means any holder of any Newco Shares;

“Open Source Software” means any Software that contains, or is derived in any manner (in whole or in part) from any Software distributed (a) as “free software”, (b) as “open source software” or pursuant to any license identified as an “open source license” by the Open Source Initiative (www.opensource.org/licenses) or other license that substantially conforms to the Open Source Definition (opensource.org/osd), or (c) under a license that requires that any software be (i) made available or distributed in source code form, (ii) licensed for the purpose of making derivative works, (iii) licensed under terms that allow reverse engineering, reverse assembly or disassembly of any kind, or (iv) redistributable at no charge;

“Option Exchange Ratio” means the quotient obtained by dividing (a) the Per Option Conversion Value by (b) $10.00;

“Option Purchase Price” shall mean the amount previously paid by the Company Optionholder at the time of the grant of the Company Option;

“Ordinary Course” means, with respect to an action taken or refrained from being taken by a Person, that such action or omission is taken in the ordinary course of the normal day-to-day operations of such Person taking into consideration the Company’s past practices and the recent growth in the Company’s business, including its results of operations, financial condition and prospects in the relevant period, and including any reasonable actions taken or refrained from being taken in good faith in response to COVID-19, any COVID-19 Measures or any change in such COVID-19 Measures whether taken prior to or following the date of this Agreement; provided that any such actions or COVID-19 Measures are either consistent with recent past practice in response to COVID-19 or are taken in good faith;

“Organizational Documents” means, with respect to any Person, its certificate of incorporation and bylaws, memorandum and articles of association or similar organizational documents, in each case, as amended;

“Outstanding Newco Shares” means the Newco Shares outstanding immediately prior to the Acquisition Closing Date (after giving effect to the Pre-Closing Exchange) and (b) the Net Vested Option Shares;

“Owned Intellectual Property” means all Intellectual Property owned or purported to be owned by any of the Group Companies;

“Patents” means any and all patents and patent applications, provisional patent applications, patent cooperation treaty applications and similar filings and any and all substitutions, divisions, continuations, continuations-in-part, reissues, renewals, extensions, reexaminations, patents of addition, supplementary protection certificates, utility models, inventors’ certificates, or the like and any foreign equivalents of the foregoing (including certificates of invention and any applications therefor);

“PCAOB” means the Public Company Accounting Oversight Board;

“Per Share Merger Equity Consideration Value” means an amount in dollars equal to (a) the Acquisition Closing Equity Value divided by (b) the number of Outstanding Newco Shares; provided that, solely for purposes of calculating the Per Share Merger Equity Consideration Value, the number of Outstanding Newco Shares shall be determined as of immediately prior to the Acquisition Closing Date (but in all events, after giving effect to the net exercise of Vested Company Options contemplated by Section 2.4(a)(ii));

“Permitted Encumbrance” means (a) Security Interests for Taxes, assessments and governmental charges or levies not yet due and payable or that are being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with IFRS; (b) mechanics’, carriers’, workmen’s, repairmen’s, materialmen’s or other Security Interests arising or incurred in the Ordinary Course in respect of amounts that are not yet due and payable; (c) rights of any third parties that are party to or hold an interest in any Contract to which any Group Company is a party; (d) defects or imperfections of title, easements, encroachments, covenants, rights-of-way, conditions, matters that would be apparent from a physical inspection or current, accurate survey of such real property, restrictions and other similar charges or Security Interests that do not materially interfere with the present use of the Leased Real Property, (e) with respect to any Leased Real Property (i) the interests and rights of the respective lessors with respect thereto, including any statutory landlord liens and any Security Interests thereon, (ii) any Security Interests permitted under the Company Leases, and (iii) any Security Interests encumbering the real property of which the Leased Real Property is a part, (iv) zoning, building, entitlement and other land use and environmental regulations promulgated by any Governmental Authority that do not materially interfere with the current use of the Leased Real Property, (f) licenses of Intellectual Property entered into in the Ordinary Course, (g) Ordinary Course purchase money Security Interests and Security Interests securing rental payments under operating or capital lease arrangements for amounts not yet due or payable, (h) other Security Interests arising in the Ordinary Course and not incurred in connection with the borrowing of money and on a basis consistent with past practice in connection with workers’ compensation, unemployment insurance or other types of social security, (i) reversionary rights in favor of landlords under any Company Leases with respect to any of the buildings or other improvements owned by any Group Company (j) any other Security Interests that have been incurred or suffered in the Ordinary Course and do not materially impair the existing use of the property affected by such Security Interest, and (k) any Security Interest disclosed in Section 1.1(b) of the Company Disclosure Letter;

“Permitted Indebtedness” means the incurrence by any of the Group Companies of Indebtedness, in a single transaction or in a series of transactions, in any amount such that the Company Consolidated Net Debt as of the date of this Agreement (as set forth on Section 1.1(c) of the Company Disclosure Letter) shall not have increased by more than R$200,000,000 immediately following such incurrence, after taking into account the repayment of any other existing Indebtedness within seven (7) days following such incurrence);

“Person” means any individual, firm, corporation, partnership, limited liability company, incorporated or unincorporated association, trust, estate, joint venture, joint stock company, Governmental Authority or instrumentality or other entity of any kind;

“Personal Information” means, in addition to any definition for such term or for any similar term (e.g., “personally identifiable information”, “sensitive personal data” or “PII”) provided by applicable Law, or by the Group Companies in any of its applicable privacy policies, notices or Contracts, all information that identifies or could be used to identify, contact or track an individual person or device, whether or not such information is associated with an identifiable individual. “Personal Information” may relate to any individual, including a current, prospective, or former customer, end user or employee of any Person, and includes applicable information in any form or media, whether paper, electronic, or otherwise;

“PIPE Gross Proceeds” means the gross proceeds (prior to the payment of any commissions, fees or expenses in respect thereof) from any PIPE Investments and any Additional Permitted Financings;

“Plan of Acquisition Merger” means the plan and agreement of merger between Merger Sub 2 and Newco substantially in the form attached hereto as Exhibit H and any amendment or variation thereto made in accordance with the provisions of the Cayman Act with the consent of XPAC and the Company;

“Plan of Initial Merger” means the plan and agreement of merger between XPAC and Merger Sub 1 substantially in the form attached hereto as Exhibit G and any amendment or variation thereto made in accordance with the provisions of the Cayman Act with the consent of XPAC and the Company;

“Post-Redemption Trust Account Balance” means the aggregate amount of cash contained in the Trust Account immediately prior to the Acquisition Closing (including any interest earned on the funds held in the Trust Account, but net of Taxes payable thereon) minus all amounts payable to XPAC Shareholders pursuant to XPAC Share Redemptions (but, for the avoidance of doubt, prior to the payment of the Deferred IPO Fees);

“Pre-Transaction Trust Account Balance” means the amount that was on deposit in the Trust Account (including any interest earned on the funds held in the Trust Account, but net of Taxes payable thereon and not previously released to XPAC to pay its taxes) (calculated as of two Business Days prior to the Acquisition Closing, for the avoidance of doubt, prior to giving effect to any payments pursuant to the XPAC Share Redemptions);

“Privacy Laws” means any and all applicable Laws and generally adopted self-regulatory guidelines (including of any applicable jurisdiction) to the extent relating to the receipt, collection, compilation, use, storage, Processing, sharing, safeguarding, security (both technical and physical), disposal, destruction, disclosure or transfer (including cross-border) of Personal Information, including, to the extent applicable, the Federal Trade Commission Act, the California Consumer Privacy Act of 2018, the General Data Protection Regulation, Regulation 2016/679/EU on the protection of natural persons with regard to the processing of personal data and on the free movement of such data (GDPR), Brazilian Data Protection Law (LGPD) and any and all applicable Laws relating to breach notification in connection with Personal Information;

“Process” or “Processing” means, with respect to Personal Information, the use, collection, creation, processing, receipt, storage, recording, organization, structuring, adaption, alteration, transfer, retrieval, consultation, disclosure, dissemination, making available, alignment, combination, restriction, erasure or destruction of such Personal Information;

“Prohibited Person” means any Person that is (a) organized under the laws of, or ordinarily resident or located in, any U.S. embargoed or restricted country (which, as of the date of this Agreement, consists of Cuba, Iran, North Korea, Syria and the Crimea region of Ukraine), (b) included on any Sanctions-related list of blocked or designated parties (including the U.S. Department of Treasury’s Specially Designated Nationals and Blocked Persons List, Specially Designated Narcotics Traffickers List, Specially Designated Terrorists List, Specially Designated Global Terrorists List, or the Annex to Executive Order No. 13224; or any list of blocked Persons subject to sanctions issued by the United Nations Security Council, Office of Financial Sanctions Implementation or HM Treasury of the United Kingdom, the European Commission, the European Union and/or any member state of the European Union), (c) owned fifty percent or more, directly or indirectly, or controlled by a Person included on any Sanctions-related list of blocked or designated parties, as described in clause (b) above, or (d) is a Person acting in his or her official capacity as a director, officer, employee, or agent of a Person included on any Sanctions-related list of blocked or designated parties, as described in clause (b) above;

“Proxy Statement” means the proxy statement forming part of the Proxy/Registration Statement filed with, or confidentially submitted to, the SEC, with respect to the XPAC Shareholders’ Meeting and the Transactions, to be used for the purpose of soliciting proxies from XPAC Shareholders to approve the Transaction Proposals, as amended or supplemented from time to time;

“PubCo Class A Ordinary Shares” means Class A ordinary shares of PubCo, as provided for in the PubCo Articles of Association;

“PubCo Class B Ordinary Shares” means Class B ordinary shares of PubCo, as provided for in the PubCo Articles of Association;

“PubCo Ordinary Shares” means, collectively, PubCo Class A Ordinary Shares and PubCo Class B Ordinary Shares;

“Receivables Financing” means any obligation evidenced by agribusiness receivables certificates (certificados de recebíveis do agronegócio) or any other similar instruments issued in the Ordinary Course in connection with a transaction or series of transactions involving the sale or discount of receivables on a non-recourse basis against the Company, or on a basis where recourse against the Company is limited to a maximum of 15% of the principal amount under such instruments;

“Relevant Amount” means (a) the Post-Redemption Trust Account Balance, plus (b) the PIPE Gross Proceeds;

“Representatives” of a Person means, collectively, officers, directors, employees, accountants, consultants, legal counsel, agents and other representatives of such Person or its Affiliates;

“Required Governmental Authorization” means all material franchises, approvals, permits, consents, qualifications, certifications, authorizations, licenses, orders, registrations, certificates, variances or other similar permits, rights and all pending applications therefor from or with the relevant Governmental Authority required to operate the business of any of the Group Companies, as currently conducted, in accordance with applicable Law;

“Restricted Cash” means any cash that cannot be freely used by any Group Companies under applicable Law or any Contract, including as a result of restrictions on dividends or repatriation to Brazil;

“Rural Land” means any land (a) situated within a rural zone under the applicable zoning Law, or (b) listed or enrolled as being rural with any Governmental Authority;

“Sanctions” means those trade, economic and financial sanctions laws, regulations, embargoes, and restrictive measures (in each case having the force of law) administered, enacted or enforced from time to time by (a) the United States (including the U.S. Department of Treasury’s Specially Designated Nationals and Blocked Persons List, Specially Designated Narcotics Traffickers List, or Specially Designated Terrorists List, Specially Designated Global Terrorists List, or the Annex to Executive Order No. 13224), (b) the European Commission and/or European Union and enforced by its member states, (c) the United Nations Security Council, and (d) Office of Financial Sanctions Implementation or Her Majesty’s Treasury of the United Kingdom, to the extent any of the same may lawfully be included within this definition pursuant to the provisions of the European Union's Council Regulation (EC) No 2271/96 of 22 November 1996 protecting against the effects of the extra-territorial application of legislation adopted by a third country and Council Regulation (EC) No 2271/96, including as part of United Kingdom domestic law by virtue of the European Union (Withdrawal) Act 2018 and as amended by the Protecting against the Effects of the Extraterritorial Application of Third Country Legislation (Amendment) (EU Exit) Regulations 2020;

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002;

“SEC” means the United States Securities and Exchange Commission;

“Securities Act” means the Securities Act of 1933;

“Security Interest” means (a) any mortgage, charge (whether fixed or floating), pledge, lien, hypothecation, assignment, deed of trust, title retention, security interest or other similar encumbrance of any kind, including any right granted by a transaction which, in legal terms, is not the granting of security but which has an economic or financial effect similar to the granting of security under applicable Law, (b) any proxy, voting trust agreement, option or transfer restriction in favor of any Person, and (c) any adverse Action as to title, possession or use, except for any of the foregoing referred to in clauses (a), (b), or (c) above created by or arising under any Transaction Document, applicable Law or otherwise arising by statutes;

“September 2021 Company ESOP” means the Company’s equity incentive compensation arrangement adopted on September 13, 2021, to be amended within twenty (20) days following the execution and delivery of this Agreement in connection with the Company Shareholder Approval to enable the Company to carry out the transactions contemplated by this Agreement and the other Transaction Documents (the “September 2021 Company ESOP Amendments”);

“September 2021 Forfeiting Net Vested Holder” means a Person who, at the Acquisition Effective Time, was a holder of PubCo Shares that were originally issued as Net Vested PubCo Shares issued in respect of the September 2021 Company ESOP pursuant to Section 2.4(a)(ii) in respect of whom a Forfeiture Event has occurred during the Forfeiture Period;

“Share Exchange Ratio” means the quotient obtained by dividing (a) the Per Share Merger Equity Consideration Value by (b) $10.00;

“Shareholder Merger Consideration” means the Initial Merger Consideration and the Acquisition Merger Consideration, as applicable;

“Shortfall” means the Pre-Transaction Trust Account Balance minus the Relevant Amount; provided that if the foregoing calculation results in a negative value, then the Shortfall shall be zero;

“Social Insurance” means any form of social insurance or social contribution required under applicable Law, including social security, employment, unemployment or employee insurance, workmen’s compensation and medical insurance, and any contribution payable therewith to any Governmental Authority or social welfare organization;

“Software” means any and all computer programs (whether in source code, object code, human readable form or other form), applications, algorithms, user interfaces, firmware, development tools, templates and menus, and all documentation, including user manuals and training materials, to the extent related to any of the foregoing;

“Sponsor Final Promote Amount” means (a) $54,902,830, minus (b) the Sponsor Promote Forfeiture Amount.

“Sponsor Promote Forfeiture Amount” means (a) $54,902,830, multiplied by (b) the Sponsor Shortfall Percentage.

“Sponsor Shortfall Percentage” means the percentage obtained by dividing the Shortfall by the Pre-Transaction Trust Account Balance;

“Subsidiary” means, with respect to a Person, any partnership, limited liability company, corporation or other business entity of which (a) if a corporation, a majority of the total voting power of share capital or shares of capital stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers, or trustees thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof, (b) if a partnership, limited liability company or other business entity, a majority of the partnership or other similar ownership interests thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more Subsidiaries of that Person or a combination thereof, or (c) in any case, such Person controls the management thereof;

“Tax” or “Taxes” means all federal, state, local, foreign or other taxes imposed by any Governmental Authority, including all income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental, customs duties, capital stock, ad valorem, value added, inventory, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, sales, use, transfer, registration, alternative or add-on minimum, or estimated taxes, and including any interest, penalty, or addition thereto;

“Tax Returns” means, in any jurisdiction, all federal, state, local, provincial and municipal returns, declarations, computations, notices, statements, claims, reports, schedules, forms and information returns, including any attachment thereto or amendment thereof, required or permitted to be supplied to, or filed with, a Governmental Authority with respect to Taxes;

“Temasek Parties” means, collectively, Sommerville, Orjen and any of their respective Affiliates;

“Termination with Cause” shall have the meaning given to the term “Desligamento por Justa Causa” under (a) the terms of the April 2021 Company ESOP as in effect on the date of this Agreement (in respect of an April 2021 Forfeiting Net Vested Holder) or (b) the terms of the September 2021 Company ESOP as in effect on the date of this Agreement (in respect of a September 2021 Forfeiting Net Vested Holder);

“Trade Secrets” means any and all trade secrets and rights in technology, discoveries and improvements, inventions (whether or not patentable), Software, know-how, proprietary rights, formulae, confidential and proprietary information, technical information, techniques, inventions (including conceptions and/or reductions to practice), databases and data, designs, drawings, procedures, processes, algorithms, models, formulations, manuals and systems, whether or not patentable or copyrightable;

“Trademarks” means any and all trademarks, service marks, trade names, business marks, service names, brand names, trade dress rights, logos, corporate names, trade styles, and other source or business identifiers and general intangibles of a like nature, together with the goodwill to the extent associated with any of the foregoing, along with all applications, registrations, renewals and extensions thereof;

“Transaction Documents” means, collectively, this Agreement, the NDA, any PIPE Subscription Agreement, any agreements relating to or instruments governing any Additional Permitted Financings, the Sponsor Support Agreement, the Voting and Support Agreement, the Investment Agreement, the Lock-up Agreement, the Registration Rights Agreement, the Assignment, Assumption and Amendment Agreement, the Newco Joinder Agreement, the Initial Merger Filing Documents, the Acquisition Merger Filing Documents and any other agreements, documents or certificates entered into or delivered pursuant hereto or thereto, and the expression “Transaction Document” means any one of them;

“Transactions” means, collectively, the Mergers and each of the other transactions contemplated by this Agreement or any of the other Transaction Documents;

“Transfer Taxes” means any transfer, documentary, sales, use, real property, stamp, registration, excise, recording, registration, value added and other similar Taxes, fees and costs (including any associated penalties and interest) payable in connection with or by reason of the execution and delivery of this Agreement and the Transactions;

“Union” means any labor union, labor organization, works council or other employee representative body;

“Unvested Company Option” shall mean each Company Option that is not a Vested Company Option;

“Vested Company Option” shall mean, as of each relevant date, each outstanding Company Option that is vested as of such date;

“Warrant Agreement” means the Warrant Agreement, dated as of July 29, 2021 by and between XPAC and CST, a New York corporation, as warrant agent;

“XP Inc.” means XP Inc., an exempted company limited by shares incorporated under the laws of the Cayman Islands;

“XPAC Accounts Date” means December 31, 2021;

“XPAC Acquisition Proposal” means (a) any, direct or indirect, acquisition, merger, domestication, reorganization, business combination, “initial business combination” under XPAC’s initial IPO prospectus or similar transaction, in one transaction or a series of transactions, involving XPAC or involving all or a material portion of the assets, Equity Securities or businesses of XPAC (whether by merger, consolidation, recapitalization, purchase or issuance of equity securities, purchase of assets, tender offer or otherwise), or (b) any equity or similar investment in XPAC or any of its controlled Affiliates (which, for the avoidance of doubt, shall exclude any PIPE Investments and any Additional Permitted Financings);

“XPAC Articles of Association” means the Amended and Restated Memorandum and Articles of Association of XPAC, as adopted by special resolution, dated July 24, 2021 and effective on July 29, 2021, as amended or restated from time to time;

“XPAC Class A Ordinary Shares” means Class A ordinary shares of XPAC, par value $0.0001 per share, as defined in the XPAC Articles of Association;

“XPAC Class B Ordinary Shares” means Class B ordinary shares of XPAC, par value $0.0001 per share, as defined in the XPAC Articles of Association;

“XPAC Expenses Cap” means $15,000,000.00;

“XPAC Material Adverse Effect” means any Event that has had, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on (a) the business, assets and liabilities, results of operations or financial condition of XPAC, or (b) the ability of XPAC to consummate the Transactions by the Outside Date; provided, however, that in no event would any of the following, alone or in combination, be deemed to constitute, or be taken into account in determining whether there has been or will be, a “XPAC Material Adverse Effect”: (i) any change in applicable Laws, GAAP, IFRS or other applicable accounting or auditing standards or any interpretation thereof following the date of this Agreement, (ii) any change in interest rates or economic, political, business or financial market conditions generally, (iii) the taking of any action expressly required to be taken under this Agreement, (iv) any natural disaster (including hurricanes, storms, tornados, flooding, earthquakes, volcanic eruptions or similar occurrences), epidemic or pandemic (including any action taken or refrained from being taken in response to COVID-19 or any COVID-19 Measures or any change in such COVID-19 Measures or interpretations following the date of this Agreement), acts of nature, change in climate or other natural or man-made disasters, (v) any acts of terrorism or war, the outbreak or escalation of hostilities, geopolitical conditions, local, national or international political conditions, riots or insurrections, whether or not pursuant to the formal declaration of a national emergency or war, (vi) any matter set forth in Section 1.1(b) of the XPAC Disclosure Letter, (vii) any Events that are cured by XPAC prior to the Acquisition Closing, (viii) any change in the trading price or volume of the XPAC Units, XPAC Ordinary Shares or XPAC Warrants (provided that the underlying causes of such changes referred to in this clause (viii) may be considered in determining whether there is a XPAC Material Adverse Effect except to the extent such cause is within the scope of any other exception within this definition), (ix) any actions (A) required to be taken, or required not to be taken, pursuant to the terms of this Agreement or (B) taken with the prior written consent of or at the prior written request of the Company, or (C) taken by any of the Group Companies; (x) any future pronouncements by the SEC or other U.S. federal regulators with respect to prior accounting rules generally applicable to special purpose acquisition companies and any impacts on special purpose acquisition companies directly or indirectly resulting therefrom, (xi) any worsening of the Events referred to in clauses (ii), (iv), (v), (vi) or (x) to the extent existing as of the date of this Agreement, or (xii) any contemporaneous or future pronouncements by the SEC or other U.S. federal regulators with respect to prior accounting rules generally applicable to special purpose acquisition companies or target companies engaged in business combinations with special purpose acquisition companies and any impacts on such transactions directly or indirectly resulting therefrom; provided, however, that in the case of each of clauses (ii), (iv), (v), (vi) and (x), any such Event to the extent it disproportionately affects XPAC relative to other special purpose acquisition companies shall not be excluded from the determination of whether there has been, or would reasonably be expected to be, a XPAC Material Adverse Effect. Notwithstanding the foregoing, with respect to XPAC, the amount of XPAC Share Redemptions or the failure to obtain XPAC Shareholders’ Approval shall not be deemed to be a XPAC Material Adverse Effect;

“XPAC Ordinary Shares” means, collectively, XPAC Class A Ordinary Shares and XPAC Class B Ordinary Shares;

“XPAC Preference Shares” means preference shares of XPAC, par value $0.0001 per share, as defined in the XPAC Articles of Association;

“XPAC Related Party” means (a) any member, shareholder or equity interest holder who, together with its affiliates (as defined in Rule 405 under the Securities Act), directly or indirectly holds no less than 5% of the total outstanding share capital of XPAC, and (b) any director or executive officer of XPAC;

“XPAC Securities” means, collectively, the XPAC Shares, the XPAC Warrants and the XPAC Units;

“XPAC Share Redemption” means the election of an eligible (as determined in accordance with the XPAC Articles of Association) holder of XPAC Ordinary Shares to redeem all or a portion of the XPAC Ordinary Shares held by such holder at a per-share redemption price, payable in cash, equal to a pro rata share of the aggregate amount then on deposit in the Trust Account (calculated as of two Business Days prior to the Acquisition Closing) (including any interest earned on the funds held in the Trust Account, but net of Taxes payable thereon and not previously released to XPAC to pay its taxes) (as determined in accordance with XPAC Articles of Association) in connection with the Transaction Proposals;

“XPAC Shareholder” means any holder of any XPAC Shares;

“XPAC Shareholders’ Approval” means (a) the requisite approval, pursuant to the XPAC Articles of Association and the Cayman Act, of the Business Combination and of this Agreement, the Plan of Initial Merger and the Initial Merger, and (b) the requisite approval, pursuant to the XPAC Articles of Association and the Cayman Act, of any other proposals as the SEC (or staff member thereof) indicates (i) are necessary in its comments to the Proxy/Registration Statement or correspondence related thereto, and (ii) are required to be approved by the shareholders of XPAC in order for the Acquisition Closing to be consummated;

“XPAC Shares” means, collectively, XPAC Class A Ordinary Shares, XPAC Class B Ordinary Shares and, if any, XPAC Preference Shares;

“XPAC Transaction Expenses” means any out-of-pocket fees and expenses paid or payable, subject to Section 8.1(c) and Section 8.2(a)(i), by XPAC or the Sponsor (whether or not billed or accrued for, but without double counting) as a result of or in connection with the negotiation, documentation and consummation of the Transactions, including (a) all fees (including Deferred IPO Fees), costs, expenses, brokerage fees, commissions (including with respect to any PIPE Investments and any Additional Permitted Financings), liabilities, shareholders’ loans (including working capital loans advanced by the Sponsor), finders’ fees and disbursements of financial advisors, investment banks, brokers, finders, data room administrators, attorneys, accountants and other advisors and service providers, and any other operational costs of XPAC or the Sponsor prior to consummation of the Transactions, (b) Transfer Taxes, and (c) any and all filing fees payable, subject to Section 8.1(c) and Section 8.2(a)(i), to the Governmental Authorities in connection with the Transactions;

“XPAC Unit” means the units issued in XPAC’s IPO or the exercise of the underwriters’ overallotment option consisting of one XPAC Class A Ordinary Share and one-third of a XPAC Warrant; and

“XPAC Warrant” means all outstanding and unexercised warrants to acquire XPAC Class A Ordinary Shares.

Section 1.2      Other Definitions.

Acquisition Closing	Section 2.3(c)
Acquisition Closing Date	Section 2.3(c)
Acquisition Effective Time	Section 2.3(c)
Acquisition Entity	Article V
Acquisition Merger	Recitals
Acquisition Merger Filing Documents	Section 2.3(c)
Additional Permitted Indebtedness	Section 6.1
Aggregate Exercise Price	Section 2.4(a)(ii)
Agreement	Preamble
Anticorruption Laws	Section 3.6(d)
Articles of the Newco Surviving Entity	Section 2.3(e)
Assignment, Assumption and Amendment Agreement	Recitals
Authorization Notice	Section 2.2(b)(i)
Cayman Act	Recitals
Closing Form 6-K	Section 8.2(c)(iii)
Closing Press Release	Section 8.2(c)(iii)
Closing Statement	Section 2.3(a)
Company	Preamble
Company Board	Recitals
Company Cure Period	Section 10.1(e)
Company Disclosure Letter	Article III
Company IT Systems	Section 3.14(i)
Company Lease	Section 3.13(b)
Company Material Adverse Effect	Section 9.2(a)
Company Material Lease	Section 3.13(b)
Company Minutes	Section 6.9(a)
Company Non-Recourse Party	Section 11.17
Company Registered Intellectual Property	Section 3.14(a)
Company Reorganization Payments	Section 2.9(a)
Company Shareholder Approval	Section 6.9(b)
D&O Indemnified Parties	Section 6.4(a)
Dissenting XPAC Shareholders	Section 2.7(a)
Dissenting XPAC Shares	Section 2.7(a)
Excess of Company Transaction Expenses	Section 2.5(b)(ii)
Excess of Permitted Indebtedness	Section 6.1
Excess of XPAC Transaction Expenses	Section 2.5(b)(iii)
Exchange Agent	Section 2.6(a)
Financing Certificate	Section 2.3(b)
Forfeiture Period	Section 2.4(d)
Group Company Software	Section 3.14(h)
Initial Closing	Section 2.2(a)
Initial Closing Date	Section 2.2(a)
Initial Merger	Recitals
Initial Merger Effective Time	Section 2.2(a)
Initial Merger Filing Documents	Section 2.2(a)
Intended Tax Treatment	Recitals
Interim Period	Section 6.1
Investment Amount	Section 4.18(a)
IPO	Section 11.1
LGPD	Section 3.15(a)
Lock-up Agreement	Recitals
Lost Certificate Affidavit	Section 2.6(f)
Material Customers	Section 1.1
Material Permits	Section 3.6(g)
Material Suppliers	Section 1.1
Merger Sub 1	Preamble
Merger Sub 1 Share	Section 5.2(a)
Merger Sub 2	Preamble
Merger Sub 2 Share	Section 5.2(a)
Mergers	Recitals
Minimum Cash Condition	Section 9.4(a)
Net Vested Option Shares	Section 2.4(a)(ii)
Net Vested PubCo Shares	Section 2.4(a)(ii)
Newco	Recitals
Newco Certificates	Section 2.6(d)
Newco Joinder Agreement	Recitals
Newco Letter of Transmittal	Section 2.6(a)
Newco Surviving Entity	Recitals
Option Shares Needed to Cover	Section 2.4(a)(ii)
Outside Date	Section 10.1(i)
Per Option Conversion Value	Section 2.4(a)(ii)
Permitted Person	Section 3.14(h)
Permitted Refinancing Indebtedness	Section 6.1(b)
PIPE Investments	Recitals
PIPE Investors	Recitals
PIPE Subscription Agreements	Recitals
Pre-Closing Exchange	Section 2.1(a)(ii)(B)
Privacy and Cybersecurity Requirements	Section 3.15(a)
Proxy/Registration Statement	Section 8.2(a)(i)
PubCo	Preamble
PubCo Articles of Association	Section 2.1(b)
PubCo Board	Recitals
PubCo Equity Plan	Section 8.13(a)
PubCo Share	Section 5.2(a)
PubCo Warrant	Section 2.2(e)(iii)
Registration Rights Agreement	Recitals
Regulatory Approvals	Section 8.1(a)
Remaining Minority Company Shareholders	Section 2.1(a)(ii)(D)
Remaining Minority Company Shares	Section 2.1(a)(ii)(D)
September 2021 Company ESOP Amendments	Section 1.1
Shareholder Certificates	Section 2.6(d)
Shareholder Entities	Section 2.1(a)(ii)(A)
Shareholder Litigation	Section 8.7
Shearman & Sterling	Section 11.19(a)
Skadden	Section 11.19(b)
Sponsor	Recitals
Sponsor Support Agreement	Recitals
Subsequent Merger	Section 2.2(f)
SuperBac Group	Section 11.19(b)
Terminating Company Breach	Section 10.1(e)
Terminating XPAC Breach	Section 10.1(f)
Transaction Proposals	Section 8.2(a)(i)
Transmittal Documents	Section 2.6(d)
Trust Account	Section 11.1
Trust Agreement	Section 4.13
Trustee	Section 4.13
Voting and Support Agreement	Recitals
Written Objection	Section 2.2(b)
XP Group	Section 11.19(a)
XPAC	Preamble
XPAC Board	Recitals
XPAC Board Recommendation	Section 8.2(b)(ii)
XPAC Certificates	Section 2.6(c)
XPAC Cure Period	Section 10.1(f)
XPAC Director	Section 2.5(a)(ii)
XPAC Disclosure Letter	Article IV
XPAC Expenses Excess Reimbursement	Section 2.5(b)(iii)(X)
XPAC Expenses Excess Sponsor Forfeiture	Section 2.5(b)(iii)(Y)
XPAC Financial Statements	Section 4.7(a)
XPAC Letter of Transmittal	Section 2.6(a)
XPAC Material Adverse Effect	Section 9.3(a)
XPAC Non-Recourse Party	Section 11.17
XPAC SEC Filings	Section 4.12
XPAC Shareholders’ Meeting	Section 8.2(b)(i)
XPAC Shareholders’ Meeting Form 8-K	Section 8.2(c)(iii)
XPAC-Nominated Independent Director	Section 2.5(a)(ii)

Section 1.3      Construction.

(a)            Unless the context of this Agreement otherwise requires or unless otherwise specified, (i) words of any gender shall be construed as masculine, feminine, neuter or any other gender, as applicable; (ii) words using the singular or plural number also include the plural or singular number, respectively; (iii) the terms “hereof,” “herein,” “hereby,” “herewith,” “hereto” and derivative or similar words refer to this entire Agreement; (iv) the terms “Article” or “Section” refer to the specified Article or Section of this Agreement; (v) the terms “Schedule” or “Exhibit” refer to the specified Schedule or Exhibit of this Agreement; (vi) the words “including,” “included,” or “includes” shall mean “including, without limitation;” and shall not be construed to limit any general statement that it follows to the specific or similar items or matters immediately following it; (vii) the word “extent” in the phrase “to the extent” means the degree to which a subject or thing extends and such phrase shall not simply mean “if;” (viii) the word “or” shall be disjunctive but not exclusive; (ix) the word “will” shall be construed to have the same meaning as the word “shall”; (x) unless the context otherwise clearly indicates, each defined term used in this Agreement shall have a comparable meaning when used in its plural or singular form; (xi) words in the singular shall be held to include the plural and vice versa, and words of one gender shall be held to include the other gender as the context requires; (xii) references to “written” or “in writing” include in electronic form; and (xiii) a reference to any Person includes such Person’s predecessors, successors and permitted assigns;

(b)            Unless the context of this Agreement otherwise requires, references to statutes shall include all regulations promulgated thereunder and references to statutes or regulations shall be construed as including all statutory and regulatory provisions consolidating, amending or replacing the statute or regulation.

(c)            References to “$”, “dollar”, or “cents” are to the lawful currency of the United States of America.

(d)            References to “Brazilian real,” “Brazilian reais”, “real”, “reais”, “BRL”, or “R$” are to the lawful currency of the Federative Republic of Brazil.

(e)            Whenever this Agreement refers to a number of days or months, such number shall refer to calendar days or months unless Business Days are expressly specified. Time periods within or following which any payment is to be made or act is to be done under this Agreement shall be calculated by excluding the calendar day on which the period commences and including the calendar day on which the period ends, and by extending the period to the next following Business Day if the last calendar day of the period is not a Business Day.

(f)            All accounting terms used in this Agreement and not expressly defined in this Agreement shall have the meanings given to them under GAAP (with respect to XPAC) and IFRS (with respect to any Group Company).

(g)            Unless the context of this Agreement otherwise requires, references to the Company with respect to periods following the Acquisition Effective Time shall be construed to mean the Newco Surviving Entity and vice versa.

(h)            The table of contents and the section and other headings and subheadings contained in this Agreement and the Exhibits hereto are solely for the purpose of reference, are not part of the agreement of the parties hereto, and shall not in any way affect the meaning or interpretation of this Agreement or any Exhibit hereto.

(i)            Unless the context of this Agreement otherwise requires, references to agreements and other documents shall be deemed to include all subsequent amendments and other modifications thereto.

(j)            Capitalized terms used in the Exhibits and each Disclosure Letter and not otherwise defined therein have the meanings given to them in this Agreement.

(k)            With regard to each and every term and condition of this Agreement, the parties hereto understand and agree that the same has been mutually negotiated, prepared and drafted, and if at any time the parties hereto desire or are required to interpret or construe any such term or condition or any agreement or instrument subject hereto, no consideration shall be given to the issue of which party actually prepared, drafted or requested any term or condition of this Agreement.

(l)            For the avoidance of doubt, none of the obligations, representations, warranties, undertakings, covenants or indemnities expressed to be made or given by (a) the Company under this Agreement shall be deemed as obligations, representations, warranties, undertakings, covenants or indemnities made or given by any Company Shareholder, or (b) XPAC under this Agreement shall be deemed as obligations, representations, warranties, undertakings, covenants or indemnities made or given by the Sponsor or any other shareholder of XPAC.

Article II

TRANSACTIONS; CLOSING

Section 2.1      Pre-Closing Actions.

(a)            Newco Articles of Association; Pre-Closing Exchange and Newco Joinder Agreement. Prior to the Initial Merger, the Company shall cause the following:

(i)            Newco Approvals. Following the formation of Newco and in connection with the execution and delivery of the Newco Joinder Agreement, Newco shall obtain and deliver the Newco Approvals.

(ii)            Pre-Closing Exchange. On or prior to the Acquisition Merger:

(A)          immediately prior to the Pre-Closing Exchange (as defined below), (i) each Company Warrant then outstanding shall automatically be converted into the requisite number of Company Ordinary Shares and Company Class C Preferred Shares, pursuant to and in accordance with the terms of the Company Reorganization, and (ii) each Company Class C Preferred Share then outstanding shall automatically be converted into one Company Ordinary Share, pursuant to and in accordance with the terms of the Company Reorganization;

(B)            the Existing Company Shareholders may, but in no event shall they be required to, contribute all their the Company Exchangeable Securities into one or more newly formed exempted companies limited by shares incorporated under the laws of the Cayman Islands or British Virgin Islands, as the case may be (the “Shareholder Entities”) in exchange for newly issued shares of the Shareholder Entities in order for such Existing Company Shareholders to become the direct or indirect shareholders of such Shareholder Entities and such Shareholder Entities to become direct or indirect shareholders of the Company. For the avoidance of doubt, any Existing Company Shareholders who choose (in accordance with the Investment Agreement) not to contribute their Company Exchangeable Securities into any Shareholder Entities will nonetheless be entitled to carry out the remaining steps of the Pre-Closing Exchange applicable to them in accordance with the Investment Agreement;

(C)            the Existing Company Shareholders collectively representing no less than ninety-five percent (95%) of the Company Shares outstanding (on a Fully Diluted Basis) immediately prior to the Pre-Closing Exchange, and Shareholder Entities controlled by each of them, if any, shall contribute, transfer or otherwise convey, directly or indirectly, by way of a single transaction or a series of transactions, to Newco:

(x)            all of the Company Exchangeable Securities held by such Existing Company Shareholders and by their respective Shareholder Entities, if any, other than the Founder Shares, in exchange for newly issued Newco Class A Shares as and to the extent contemplated by the Investment Agreement;

(y)            all of the Founder Shares held by the Founder and its Shareholder Entities, if any, in exchange for newly issued Newco Class B Shares as and to the extent contemplated by the Investment Agreement;

(the foregoing series of transactions described under items (B), (C)(x) and (C)(y) above, collectively, the “Pre-Closing Exchange”) and, after immediately giving effect to the Pre-Closing Exchange, the Company shall become a direct subsidiary of Newco in which Newco owns at least ninety-five percent (95%) of the Company Shares then outstanding (on a Fully Diluted Basis);

(D)            if there shall be any Company Exchangeable Securities that are owned by the Company as treasury shares or any Company Exchangeable Securities owned by any direct or indirect subsidiary of the Company immediately prior to the Pre-Closing Exchange, such Company Exchangeable Securities shall be canceled and shall cease to exist without any conversion thereof or payment or other consideration therefor; provided, however, that Company Exchangeable Securities that are owned by the Company as treasury shares shall not be canceled and shall continue to exist with all rights, title and interests pertaining to such Company Exchangeable Securities to the extent that such Company Exchangeable Securities will be required to be held in reserve in order to issue the Net Vested Option Shares on the Acquisition Closing Date pursuant to Section 2.4(a)(ii); and

(E)            if there shall be any Company Exchangeable Securities that, immediately prior to the Pre-Closing Exchange, are owned by Existing Company Shareholders that have failed to, or opted not to, carry out the Pre-Closing Exchange (the “Remaining Minority Company Shareholders”), such Company Exchangeable Securities (the “Remaining Minority Company Shares”) shall not be canceled and shall continue to exist with all rights, title and interests pertaining to such Company Exchangeable Securities (so long as such Remaining Minority Company Shares shall represent no more than five percent (5%) of the Company Shares outstanding (on a Fully Diluted Basis) immediately prior to the Pre-Closing Exchange).

(iii)            Newco Joinder Agreement. As soon as practicable after the formation of Newco and in any event prior to the Initial Merger, Newco shall join as a party to this Agreement by entering into and delivering to the parties hereto the Newco Joinder Agreement.

(iv)            Newco Articles of Association. Immediately prior to the Initial Merger, Newco Articles of Association shall read in their entirety in the form attached hereto as Exhibit F and shall be the memorandum and articles of association of Newco, until thereafter amended in accordance with the terms thereof and the Cayman Act.

(b)            PubCo Name; Organizational Documents of PubCo. At the Initial Merger Effective Time, (i) PubCo shall use commercially reasonable efforts to cause its name to be changed effective as of the Acquisition Closing Date to SuperBac Corp., and (ii) PubCo’s Organizational Documents, as in effect immediately prior to the Initial Merger Effective Time, shall be amended and restated to read in their entirety in the form of the amended and restated memorandum and articles of association of PubCo attached hereto as Exhibit J (the “PubCo Articles of Association”), and, as so amended and restated, shall be the memorandum and articles of association of PubCo, until thereafter amended in accordance with the terms thereof and the Cayman Act.

Section 2.2      The Initial Merger.

(a)            Initial Merger. Subject to Section 2.2(b), on the date which is three Business Days after the first date on which all conditions set forth in Article IX that are required hereunder to be satisfied on or prior to the Initial Closing shall have been satisfied or waived (other than those conditions that by their terms are to be satisfied at the Initial Closing, but subject to the satisfaction or waiver thereof), or at such other time or in such other manner as shall be agreed upon by XPAC and the Company in writing, the closing of the Transactions contemplated by this Agreement with respect to the Initial Merger (the “Initial Closing”) shall take place remotely by conference call and exchange of documents and signatures in accordance with Section 11.9. At the Initial Closing, XPAC, PubCo and Merger Sub 1 shall cause XPAC to be merged with and into Merger Sub 1, with Merger Sub 1 being the surviving company in the Initial Merger (the date and time at which the Initial Closing occurs, the “Initial Closing Date”). On the Initial Closing Date, XPAC and Merger Sub 1 shall execute and cause to be filed with the Registrar of Companies of the Cayman Islands, the Plan of Initial Merger (substantially in the form attached hereto as Exhibit H) and such other documents as may be required in accordance with the applicable provisions of the Cayman Act or by any other applicable Law to make the Initial Merger effective (collectively, the “Initial Merger Filing Documents”). The Initial Merger shall become effective on the date when the Plan of Initial Merger and the Initial Merger Filing Documents have been registered by the Registrar of Companies of the Cayman Islands or at such later time as may be agreed by Merger Sub 1 and XPAC in writing with the prior written consent of the Company and specified in the Plan of Initial Merger (the “Initial Merger Effective Time”). Promptly following the Initial Merger Effective Time, XPAC or PubCo shall deliver notices to the parties to any PIPE Subscription Agreements to cause the release of funds from escrow to PubCo, on the first Business Day following the Initial Merger Effective Time, immediately prior to Acquisition Closing (such Acquisition Closing to occur on the first Business Day following the Initial Merger Effective Time, as provided in Section 2.3(c)).

(b)            Notice to XPAC Shareholders Delivering Written Objection. If any XPAC Shareholder gives to XPAC, before the XPAC Shareholders’ Approval is obtained at the XPAC Shareholders’ Meeting, written objection to the Initial Merger (each, a “Written Objection”) in accordance with Section 238(2) and 238(3) of the Cayman Act:

(i)            XPAC shall, following the XPAC Shareholders’ Approval, in accordance with Section 238(4) of the Cayman Act, promptly give written notice of the authorization of the Initial Merger (the “Authorization Notice”) to each such XPAC Shareholder who has made a Written Objection; and

(ii)            unless XPAC and the Company elect by agreement in writing to waive this Section 2.2(b)(ii), no party shall be obligated to commence the Initial Closing, and the Plan of Initial Merger shall not be filed with the Registrar of Companies of the Cayman Islands until at least twenty (20) days shall have elapsed since the date on which the Authorization Notice is given (being the period allowed for written notice of an election to dissent under Section 238(5) of the Cayman Act, as referred to in Section 239(1) of the Cayman Act), but in any event subject to the satisfaction or waiver of all of the conditions set forth in Section 9.1, Section 9.2, and Section 9.3.

(c)            Effect of the Initial Merger. At and after the Initial Merger Effective Time, the Initial Merger shall have the effects set forth in this Agreement, the Plan of Initial Merger and the applicable provisions of the Cayman Act. Without limiting the generality of the foregoing, and subject thereto, at the Initial Merger Effective Time, all the property, rights, privileges, agreements, powers and franchises, Liabilities and duties of XPAC and Merger Sub 1 shall vest in and become the property, rights, privileges, agreements, powers and franchises, Liabilities and duties of Merger Sub 1 as the surviving company (including all rights and obligations with respect to the Trust Account), which shall include the assumption by Merger Sub 1 of any and all agreements, covenants, rights, duties and obligations of XPAC and Merger Sub 1 set forth in this Agreement and the other Transaction Documents to which XPAC or Merger Sub 1 is a party, and Merger Sub 1 shall thereafter exist as a wholly owned subsidiary of PubCo and the separate corporate existence of XPAC shall cease to exist.

(d)            Directors and Officers of Merger Sub 1. At the Initial Merger Effective Time, the board of directors and officers of Merger Sub 1 and XPAC shall cease to hold office, and the board of directors of Merger Sub 1 and the officers of Merger Sub 1 shall be appointed as determined by the Company, each to hold office in accordance with the memorandum and articles of association of Merger Sub 1 until they are removed or resign in accordance with the provisions thereof or until their respective successors are duly elected or appointed and qualified.

(e)            Effect of the Initial Merger on Issued Securities of XPAC and Merger Sub 1. At the Initial Merger Effective Time, by virtue of and as part of the agreed consideration for the Initial Merger and without any action on the part of any party hereto or the holders of securities of XPAC or Merger Sub 1:

(i)            XPAC Units. Each XPAC Unit outstanding immediately prior to the Initial Merger Effective Time shall be automatically detached and the holder thereof shall be deemed to hold one XPAC Class A Ordinary Share and one-third of a XPAC Warrant in accordance with the terms of the XPAC Unit.

(ii)            XPAC Ordinary Shares. Immediately following the separation of each XPAC Unit in accordance with Section 2.2(e)(i), and subject to Section 2.2(e)(iv), each (A) XPAC Class A Ordinary Share issued and outstanding immediately prior to the Initial Merger Effective Time (other than any Dissenting XPAC Shares) shall automatically be cancelled and cease to exist in exchange for the right to receive, upon delivery of the applicable Transmittal Documents in accordance with Section 2.6, one newly issued PubCo Class A Ordinary Share, and (B) XPAC Class B Ordinary Share issued and outstanding immediately prior to the Initial Merger Effective Time (other than any Dissenting XPAC Shares) shall automatically be cancelled and cease to exist in exchange for the right to receive, upon delivery of the applicable Transmittal Documents in accordance with Section 2.6, one newly issued PubCo Class A Ordinary Share. As of the Initial Merger Effective Time, each XPAC Shareholder shall cease to have any other rights in and to XPAC.

(iii)            Exchange of XPAC Warrants. Each XPAC Warrant outstanding immediately prior to the Initial Merger Effective Time shall cease to be a warrant with respect to XPAC Shares and be assumed by PubCo and converted into a warrant to purchase one PubCo Class A Ordinary Share (each, a “PubCo Warrant”). Each PubCo Warrant shall have the terms and conditions contemplated by the Assignment, Assumption and Amendment Agreement.

(iv)            XPAC Treasury Shares. Notwithstanding clause (ii) above or any other provision of this Agreement to the contrary, if there are any XPAC Shares that are owned by XPAC as treasury shares or any XPAC Shares owned by any direct or indirect subsidiary of XPAC immediately prior to the Initial Merger Effective Time, such XPAC Shares shall be canceled and shall cease to exist without any conversion thereof or payment or other consideration therefor.

(v)            Merger Sub 1 Share. The Merger Sub 1 Share issued and outstanding immediately prior to the Initial Merger Effective Time shall continue existing and constitute the only issued and outstanding share in the capital of Merger Sub 1 that shall, from the Initial Merger Effective Time, be owned by PubCo.

(vi)            PubCo Shares. All PubCo Ordinary Shares that were outstanding immediately prior to the Initial Merger Effective Time (which, for the avoidance of doubt, is expected to be only the PubCo Share) shall be cancelled for no consideration.

(vii)            Dissenting XPAC Shares. Each Dissenting XPAC Share issued and outstanding immediately prior to the Initial Merger Effective Time held by a Dissenting XPAC Shareholder shall automatically be cancelled and cease to exist in accordance with Section 2.7(a) and shall thereafter represent only the right to be paid the fair value of such Dissenting XPAC Share and such other rights as are granted by the Cayman Act.

(f)            Subsequent Merger in the Event of Termination. In the event that following the consummation of the Initial Merger this Agreement shall have been terminated in accordance with Section 10.1, then immediately prior to such termination: (i) Merger Sub 1 shall merge with and into PubCo, with PubCo continuing as the surviving company in such merger (the “Subsequent Merger”), and such actions shall occur automatically without the need for action by any party hereto; (ii) the memorandum and articles of association of PubCo shall be amended and restated in its entirety to read in the form of the XPAC Articles of Association; (iii) (x) each PubCo Class A Ordinary Share that immediately prior to the Initial Merger Effective Time represented a XPAC Class A Ordinary Share shall be converted into the right to receive a Class A ordinary share of PubCo, and (y) each PubCo Class A Ordinary Share that immediately prior to the Initial Merger Effective Time represented a XPAC Class B Ordinary Share shall be converted into the right to receive a Class B ordinary share of PubCo; (iv) the directors of PubCo shall be the persons who were directors of XPAC immediately prior to the Initial Merger Effective Time; (v) each PubCo Warrant that immediately prior to the Initial Merger Effective Time (excluding any PubCo Warrants that were detached immediately prior to the Initial Merger Effective Time) was exercisable for the right to receive a XPAC Ordinary Share shall be converted into a warrant exercisable for the right to receive a corresponding ordinary share of PubCo (including any amendment necessary to the Assignment, Assumption and Amendment Agreement in order to effect the foregoing); and (vi) a plan of merger shall be filed with the registrar of the Cayman Islands in respect of the Subsequent Merger consistent with the foregoing. On or prior to the date of this Agreement, the board of directors and the sole shareholder of PubCo, and the board of directors and PubCo as sole shareholder of Merger Sub 1, have approved and adopted resolutions authorizing the Subsequent Merger. It is understood and agreed that the Company shall have no obligation, liability or responsibility with respect to any of the matters covered by this Section 2.2(f).

Section 2.3      The Acquisition Merger.

(a)            Closing Statement. On the fifth Business Day prior to the Acquisition Closing Date, the Company shall deliver to XPAC a statement (the “Closing Statement”) which sets forth the good faith estimate of the Company of (i) the Excess of Company Transaction Expenses as of the Acquisition Effective Time, (ii) the number of Remaining Minority Company Shares outstanding (on a Fully Diluted Basis) as of the Acquisition Effective Time, (iii) the number of Company Shares outstanding (on a Fully Diluted Basis) as of the Acquisition Effective Time, (iv) the Company Consolidated Net Debt, and (v) the calculation of the Acquisition Closing Equity Value. The Closing Statement will be prepared in accordance with (A) the definitions contained in this Agreement and (B) to the extent IFRS is not inconsistent with such definitions, IFRS (if applicable) applied in a manner consistent with the Company PCAOB Financial Statements. The Company shall, concurrently with delivery of the Closing Statement to XPAC, deliver to XPAC (x) a certificate of the Chief Executive Officer or Chief Financial Officer of the Company certifying that the amounts and figures set forth in the Closing Statement have been prepared in accordance with this Agreement, and (y) all supporting documentation used by the Company in the preparation of the Closing Statement and the calculation of the amounts set forth therein. From delivery of the Closing Statement through to the Acquisition Closing, the Company shall provide XPAC and its Representatives reasonable access to the Representatives of the Company who participated in the preparing of the Closing Statement, in each case as reasonably requested by XPAC in connection with XPAC’s review of the Closing Statement. XPAC shall be required to provide any comments on such Closing Statement no later than forty-eight (48) hours after such Closing Statement is provided by the Company, and the Company shall promptly consider in good faith the comments of XPAC to the Closing Statement and components thereof in writing. If the Company agrees, in consultation with XPAC, to make any modification to the Closing Statement requested by XPAC, then the Closing Statement as so agreed by the Company to be modified shall be deemed to be the Closing Statement for purposes of calculating the Acquisition Closing Equity Value. For the avoidance of doubt, the Closing Statement represents an estimation of the amounts set forth therein and such figures shall be calculated or determined (as the case may be) when required pursuant to the terms of this Agreement. For the avoidance of doubt, and notwithstanding anything herein or otherwise to the contrary, (i) in no event shall the Acquisition Closing be delayed or otherwise not occur as a result of (x) XPAC’s or its Representatives’ review of or comment on the Closing Statement (including if the Company agrees, in consultation with XPAC, to make changes thereto or claim that insufficient supporting documentation has been made available (other than the provision of the Closing Statement itself)), and (y) XPAC’s rejection of, or dispute related to, the Closing Statement (or any component thereof), (ii) under no circumstances shall the acceptance of the Closing Statement (or any component thereof) be a condition to the obligations of any party to this Agreement to consummate the Mergers (or any of the other Transactions), and (iii) in no event shall (x) XPAC’s review of or comment on the Closing Statement (including if the Company agrees to make changes thereto or claim that insufficient supporting documentation has been made available (other than the provision of the Closing Statement itself)), or (y) XPAC’s rejection of, or dispute related to, the Closing Statement (or any component thereof), result in any kind of post-Acquisition Closing adjustment to the Acquisition Closing Equity Value.

(b)            Financing Certificate. On the fourth Business Day prior to the Acquisition Closing Date, XPAC shall deliver to the Company written notice (the “Financing Certificate”) setting forth the good faith estimates of XPAC of: (a) the aggregate amount of cash to be contained in the Trust Account immediately prior to the Acquisition Closing (including any interest earned on the funds held in the Trust Account, but net of Taxes payable thereon); (b) the aggregate amount of cash proceeds that will be required to satisfy any exercise of the XPAC Share Redemptions (based on redemption requests received as of the Business Day prior to the date of such Financing Certificate); (c) the XPAC Transaction Costs as of the Acquisition Closing (including a breakdown of which such costs have been paid out of pocket by the Sponsor or its Affiliates and, consequently, have been fully discharged prior to the Acquisition Effective Time, and which such costs will remain as direct or indirect Liabilities of PubCo as of the Acquisition Effective Time); (d) the net amount of proceeds to PubCo upon consummation of any PIPE Investments and any Additional Permitted Financings; (e) the number of XPAC Ordinary Shares to be outstanding as of the Acquisition Closing after giving effect to the XPAC Share Redemptions and the issuance of XPAC Ordinary Shares pursuant to any PIPE Subscription Agreements and the terms of this Agreement and the Sponsor Support Agreement; (f) the Acquisition Merger Consideration; (g) the Per Option Conversion Value; and (h) the Per Share Merger Equity Consideration Value. XPAC shall also deliver to the Company (x) a certificate of the Chief Financial Officer of XPAC certifying that the amounts and figures set forth in the Financing Certificate have been prepared in accordance with this Agreement and (y) all supporting documentation used by XPAC in the preparation of the Financing Certificate and the calculation of the amounts set forth therein, including with respect to XPAC Transaction Costs. The Company and its Representatives shall have a reasonable opportunity to review and to discuss with XPAC and its Representatives the documentation provided pursuant to this Section 2.3(b) and any relevant books and records of XPAC. XPAC and its Representatives shall reasonably assist the Company and its Representatives in its review of the documentation. The Company shall be required to provide any comments on such Financing Certificate no later than forty-eight (48) hours after such Financing Certificate is provided by XPAC, and XPAC and its Representatives shall promptly consider in good faith the Company’s comments to the Financing Certificate and components thereof in writing, and if any adjustments are made to the Financing Certificate prior to the Acquisition Closing (with the Company’s prior written consent), such adjusted Financing Certificate shall thereafter become the Financing Certificate for all purposes of this Agreement. The Financing Certificate and the determinations contained therein shall be prepared in accordance with the applicable definitions contained in this Agreement. For the avoidance of doubt, the Financing Certificate represents an estimation of the amounts set forth therein and such figures shall be calculated or determined (as the case may be) when required pursuant to the terms of this Agreement. For the avoidance of doubt, and notwithstanding anything herein or otherwise to the contrary, (i) in no event shall the Acquisition Closing be delayed or otherwise not occur as a result of (x) the review of or comment on the Financing Certificate by the Company and its Representatives (including if XPAC agrees, in consultation with the Company, to make changes thereto or claim that insufficient supporting documentation has been made available (other than the provision of the Financing Certificate itself)), and (y) the Company’s rejection of, or dispute related to, the Financing Certificate (or any component thereof), (ii) under no circumstances shall the acceptance of the Financing Certificate (or any component thereof) be a condition to the obligations of any party to this Agreement to consummate the Mergers (or any of the other Transactions).

(c)            Acquisition Merger. On the first Business Day following the Initial Merger Effective Time and the time on which all conditions set forth in Article IX that are required hereunder to be satisfied on or prior to the Acquisition Closing shall have been satisfied or waived (other than those conditions that by their terms are to be satisfied at the Acquisition Closing, but subject to the satisfaction or waiver thereof), or at such other time or in such other manner as shall be agreed upon by PubCo and the Company in writing, the closing of the Transactions contemplated by this Agreement with respect to the Acquisition Merger (the “Acquisition Closing”) shall take place remotely by conference call and exchange of documents and signatures in accordance with Section 11.9. At the Acquisition Closing, PubCo, the Company, Newco and Merger Sub 2 shall cause Merger Sub 2 to be merged with and into Newco, with Newco being the surviving company in the Acquisition Merger (the date and time at which the Acquisition Closing occurs, the “Acquisition Closing Date”). On the Acquisition Closing Date, upon the Acquisition Closing, Newco and Merger Sub 2 shall execute and cause to be filed with the Registrar of Companies of the Cayman Islands the Plan of Acquisition Merger (substantially in the form attached hereto as Exhibit H) and such other documents as may be required in accordance with the applicable provisions of the Cayman Act or by any other applicable Law to make the Acquisition Merger effective (the “Acquisition Merger Filing Documents”). The Acquisition Merger shall become effective on the date when the Plan of Acquisition Merger and the Acquisition Merger Filing Documents have been registered by the Registrar of Companies of the Cayman Islands or at such later time as may be agreed by PubCo (with the prior written consent of the XPAC Director and the Company), Merger Sub 2 and Newco in writing and specified in the Plan of Acquisition Merger (the “Acquisition Effective Time”).

(d)            Effect of the Acquisition Merger. At and after the Acquisition Effective Time, the Acquisition Merger shall have the effects set forth in this Agreement, the Plan of Acquisition Merger and the applicable provisions of the Cayman Act. Without limiting the generality of the foregoing, and subject thereto, at the Acquisition Effective Time, all the property, rights, privileges, agreements, powers and franchises, Liabilities and duties of Newco and Merger Sub 2 shall vest in and become the property, rights, privileges, agreements, powers and franchises, Liabilities and duties of Newco Surviving Entity as the surviving company, which shall include the assumption by Newco Surviving Entity of any and all agreements, covenants, rights, duties and obligations of Newco and Merger Sub 2 set forth in this Agreement and the other Transaction Documents to which Newco or Merger Sub 2 is a party, and the Newco Surviving Entity shall thereafter exist as a wholly owned subsidiary of PubCo and the separate corporate existence of Merger Sub 2 shall cease to exist.

(e)            Organizational Documents of the Newco Surviving Entity. At the Acquisition Effective Time, Newco’s Organizational Documents, as in effect immediately prior to the Acquisition Effective Time, shall be amended and restated to read in their entirety in the form of the amended and restated memorandum and articles of association of Newco attached hereto as Exhibit K (the “Articles of the Newco Surviving Entity”), and, as so amended and restated, shall be the memorandum and articles of association of the Newco Surviving Entity, until thereafter amended in accordance with the terms thereof and the Cayman Act.

(f)            Directors and Officers of the Newco Surviving Entity. At the Acquisition Effective Time, the board of directors and officers of Merger Sub 2 shall cease to hold office, and the board of directors of the Newco Surviving Entity and the officers of the Newco Surviving Entity shall be appointed as determined by the Company, each director and officer to hold office in accordance with the Articles of the Newco Surviving Entity until they are removed or resign in accordance with the Articles of the Newco Surviving Entity or until their respective successors are duly elected or appointed and qualified.

(g)            Effect of the Acquisition Merger on Issued Securities of Newco and Merger Sub 2. At the Acquisition Effective Time, by virtue of and as part of the agreed consideration for the Acquisition Merger and without any action on the part of any party hereto or the holders of securities of Newco or Merger Sub 2:

(i)            Newco Shares.

(A)            Each Newco Class A Share issued and outstanding following the Pre-Closing Exchange but immediately prior to the Acquisition Effective Time, other than any shares referred to in Section 2.3(g)(ii), shall automatically be cancelled and cease to exist in exchange for the right to receive, upon delivery of the applicable Transmittal Documents in accordance with Section 2.6, such number or fraction of a newly issued PubCo Class A Ordinary Share that is equal to the Share Exchange Ratio, without interest, subject to rounding pursuant to Section 2.6(i).

(B)            Each Newco Class B Share issued and outstanding following the Pre-Closing Exchange but immediately prior to the Acquisition Effective Time, other than any shares referred to in Section 2.3(g)(ii), shall automatically be cancelled and cease to exist in exchange for the right to receive, upon delivery of the applicable Transmittal Documents in accordance with Section 2.6, such number or fraction of a newly issued PubCo Class B Ordinary Share that is equal to the Share Exchange Ratio, without interest, subject to rounding pursuant to Section 2.6(i).

(C)            As of the Acquisition Effective Time, each Newco Shareholder and the Shareholder Entities controlled by them, if any, shall cease to have any other rights in and to Newco or the Newco Surviving Entity (other than the rights set forth in Section 2.6(a)).

(ii)            Treasury Shares. If there are any Newco Shares that are owned by Newco as treasury shares or any Newco Shares owned by any direct or indirect Subsidiary of Newco immediately prior to the Acquisition Effective Time, such Newco Shares shall be cancelled and shall cease to exist without any conversion thereof or payment or other consideration therefor.

(iii)            Acquisition Merger Consideration. Subject to and upon the terms and conditions of this Agreement, in consideration of the Acquisition Merger, PubCo shall issue and deliver to the Newco Shareholders the PubCo Ordinary Shares pursuant to Section 2.3(g)(i).

(iv)            Conversion of Merger Sub 2 Share. The Merger Sub 2 Share issued and outstanding immediately prior to the Acquisition Effective Time shall automatically be converted into one ordinary share of the Newco Surviving Entity, which ordinary share shall constitute the only issued and outstanding share in the capital of the Newco Surviving Entity.

(v)            Registration Rights Agreement. At or prior to the Acquisition Effective Time, the parties to the Registration Rights Agreement shall execute the Registration Rights Agreement.

Section 2.4      Treatment of Company Options.

(a)            Immediately prior to the Acquisition Closing Date, the Company shall convert the exercise price and the Option Purchase Price of each then-outstanding Company Option which shall be expressed in U.S. dollars using the “PTAX” conversion rate published by the Central Bank of Brazil (Banco Central do Brasil) at the close of business on the Business Day immediately prior to the date of this Agreement. On the Acquisition Closing Date:

(i)            All Unvested Company Options outstanding under the Company ESOPs immediately prior to the Acquisition Closing Date shall, automatically and without any action on the part of any Company Optionholder or beneficiary thereof, become vested and shall henceforth be deemed Vested Company Options.

(ii)            All Vested Company Options outstanding immediately prior to the Acquisition Closing Date (including all Company Options that have become Vested Company Options pursuant to Section 2.4(a)(i) above) shall, automatically and without any action on the part of any Company Optionholder or beneficiary thereof, be “net exercised” in full immediately prior to the Acquisition Closing Date, pursuant to which (A) the Company will withhold a number of Company Shares issuable upon such exercise in order to satisfy the exercise price applicable to such Vested Company Options, based on a price per Company Share equal to the Per Option Conversion Value, and (B) on the Acquisition Closing Date, such net number of Company Shares issuable to the Company Optionholder (after giving effect to clause (A) above) (the “Net Vested Option Shares”) shall be converted into a number of PubCo Class A Ordinary Shares (the “Net Vested PubCo Shares”) determined by multiplying (1) such number of Net Vested Option Shares by (2) the Option Exchange Ratio, rounded to the nearest whole share. For the avoidance of doubt, (i) the rounding of any shares pursuant to this Section 2.4(a)(ii) shall be determined on an award-by-award basis and (ii) the number of Net Vested Option Shares with respect to any applicable award of Vested Company Options will be determined (on an award-by-award basis) as follows: (I) first, the aggregate exercise price of the applicable award of Vested Company Options will be determined by multiplying the aggregate number of Company Shares issuable pursuant to such award of Vested Company Options by the exercise price per Company Share applicable to each such Vested Company Option thereunder (the “Aggregate Exercise Price”), (II) then the number of Company Shares required to satisfy the Aggregate Exercise Price applicable to such award of Vested Company Options will be determined by dividing the Aggregate Exercise Price of such award of Vested Company Options by the Per Option Conversion Value (for these purposes, “Per Option Conversion Value” will be calculated as the quotient of (a) (x) the Acquisition Closing Equity Value plus (y) the aggregate per share exercise price with respect to all Vested Company Options outstanding immediately prior to the Acquisition Closing Date, as if such Vested Company Options were exercised in full immediately prior to the Acquisition Closing (without giving effect to “net exercise” under this Section 2.4(a)(ii)) divided by (b) the sum of (x) the number of the Newco Shares outstanding immediately prior to the Acquisition Closing Date (after giving effect to the Pre-Closing Exchange) and (y) the Company Shares that, immediately prior to the net exercise contemplated under this Section 2.4(a)(ii), are issuable upon exercise in full of all then-outstanding Vested Company Options) (“Option Shares Needed to Cover”), (III) then the Net Vested Option Shares applicable to such award of Vested Company Options will be determined by subtracting the applicable Option Shares Needed to Cover from the aggregate number of Company Shares underlying such award of Vested Company Options.

(b)            Prior to the Acquisition Closing Date, the Company shall deliver to each Company Optionholder a notice setting forth the effect of the Mergers on such Company Optionholder’s Company Options and describing the treatment of such Company Options in accordance with this Section 2.4.

(c)            Prior to the Acquisition Closing Date, the Company shall take all necessary or appropriate actions to: (i) effectuate the provisions of this Article II; (ii) terminate each Company ESOP as of the Acquisition Effective Time; (iii) amend the September 2021 Company ESOP within twenty (20) days following the execution and delivery of this Agreement in connection with the Company Shareholder Approval to enable the Company to carry out the transactions contemplated by this Section 2.4, and (iv) ensure that after the Acquisition Effective Time, neither any holder of Company Options received pursuant to either Company ESOP, any beneficiary thereof, nor any other participant in any Company ESOP shall have any right thereunder to acquire any securities of the Company or PubCo or to receive any payment or benefit with respect to any award previously granted under either Company ESOP, except as provided in this Article II.

(d)            During the period commencing at the Acquisition Effective Time and ending on the third anniversary of the Acquisition Effective Time (the “Forfeiture Period”), upon the occurrence of a Forfeiture Event with respect to a Forfeiting Net Vested Holder, such Forfeiting Net Vested Holder shall, without any action on the part of such Forfeiting Net Vested Holder, automatically forfeit all of their Net Vested PubCo Shares and such Net Vested PubCo Shares shall be cancelled for no consideration, except as provided in the immediately following sentence. Notwithstanding the foregoing, a Forfeiting Net Vested Holder shall be entitled to receive from PubCo, no later than ten (10) Business Days following the occurrence of a Forfeiture Event with respect to such Forfeiting Net Vested Holder, a payment in cash in an aggregate amount equal to the Aggregate Exercise Price relating to such Net Vested PubCo Shares (as equitably adjusted for stock splits, stock dividends, cash dividends, reorganizations, combinations, recapitalizations and similar transactions affecting such Net Vested PubCo Shares), plus interest thereon at the IPCA Rate from the Acquisition Closing Date to the date of such payment.

Section 2.5      Closing Deliverables.

(a)            At the Initial Closing:

(i)            the Company shall deliver or cause to be delivered to XPAC, a certificate signed by an officer of the Company, dated as of the Initial Closing Date, certifying that the conditions specified in Section 9.2 have been fulfilled;

(ii)            PubCo shall deliver or cause to be delivered to XPAC (i) (A) evidence of the appointment of an individual determined by the Sponsor in its sole and absolute discretion (the “XPAC Director”) as a director to the PubCo Board, and (B) evidence of the appointment of one Independent Director nominated by the Sponsor (the “XPAC-Nominated Independent Director”) as a director to the PubCo Board, in each case, subject to such persons not being Excluded Appointees, effective as of the Initial Merger Effective Time, and (ii) a resignation letter, duly executed by each then-appointed director of PubCo, providing for each such PubCo director’s automatic resignation from the PubCo Board upon the earlier of the Acquisition Closing and the termination of this Agreement in accordance with its terms; and

(iii)            XPAC shall deliver, or cause to be delivered to the Company, a certificate signed by an officer of XPAC, dated as of the Initial Closing Date, certifying that the conditions specified in Section 9.3 have been fulfilled.

(b)            At the Acquisition Closing:

(i)            Merger Sub 1 shall deliver or cause to be delivered to the Company and PubCo:

(A)            copies of the written resignations of (A) all of the directors and officers of Merger Sub 1, effective as of the Acquisition Effective Time and (B) of all the directors and officers of XPAC, effective as of the Acquisition Effective Time; and

(B)            copies of resolutions of the board of directors of Merger Sub 1 changing the bank signatories of Merger Sub 1, effective as of the Acquisition Effective Time, to the Persons specified in a written notice given by the Company to Merger Sub 1 prior to the Acquisition Effective Time.

(ii)            PubCo shall incur the Company’s obligations to pay, or pay or cause to be paid, all Company Transaction Expenses as set forth on a written statement to be delivered to PubCo by or on behalf of the Company not less than two Business Days prior to the Acquisition Closing Date, which shall include the respective amounts and wire transfer instructions for the payment thereof; provided, that if the Company Transaction Expenses, as of immediately prior to the Acquisition Closing, are greater than the Company Expenses Cap, then the amount of such excess (the “Excess of Company Transaction Expenses”) shall reduce the Acquisition Closing Equity Value on a dollar-for-dollar basis, as provided for in the definition of “Acquisition Closing Equity Value” set forth in Section 1.1;

(iii)            PubCo shall (A) pay or cause to be paid to the Sponsor (or, at the direction of the Sponsor, to one or more Affiliates of the Sponsor) by wire transfer of immediately available funds, as reimbursement, an amount equal to all XPAC Transaction Expenses that have been paid out of pocket by the Sponsor or its Affiliates and, consequently, have been fully discharged prior to the Acquisition Effective Time, and (B) incur XPAC’s obligations to pay or cause to be paid all XPAC Transaction Expenses that will remain as direct or indirect Liabilities of PubCo as of the Acquisition Effective Time, each as set forth on a written statement to be delivered to PubCo by or on behalf of XPAC not less than two Business Days prior to the Acquisition Closing Date, which shall include the respective amounts and wire transfer instructions for the payment thereof. If the XPAC Transaction Expenses, as of immediately prior to the Acquisition Closing, are greater than the XPAC Expenses Cap, then XPAC shall cause the Sponsor to promptly reimburse PubCo for such excess (the “Excess of XPAC Transaction Expenses”) by, at the Sponsor’s election, either:

(X)            the wire transfer of immediately available funds in an amount equal to the Excess of XPAC Transaction Expenses (which amount, at the option of the Sponsor upon written notice to PubCo and the Company, may be set-off against any amount payable to or at the direction of the Sponsor pursuant to Section 2.5(b)(iii)(A)) (an “XPAC Expenses Excess Reimbursement”); or

(Y)            a decrease in the number of PubCo Ordinary Shares (valued at $10.00 per share) otherwise issuable to the Sponsor pursuant to Section 2.2(e)(ii) in an amount corresponding to the Excess of XPAC Transaction Expenses (an “XPAC Expenses Excess Sponsor Forfeiture”).

XPAC shall notify the Company of whether the Sponsor elects an XPAC Expenses Excess Reimbursement or an XPAC Expenses Excess Sponsor Forfeiture no later than two (2) Business Days prior to the Acquisition Closing Date.

Section 2.6      Surrender of Newco Equity Securities and XPAC Equity Securities and Disbursement of Shareholder Merger Consideration.

(a)            Prior to the Initial Merger Effective Time, PubCo shall appoint CST as exchange agent, or another exchange agent reasonably acceptable to the Company (in such capacity, the “Exchange Agent”), for the purpose of exchanging (i) Newco Shares for a number of PubCo Ordinary Shares, and (ii) XPAC Ordinary Shares for a number of PubCo Ordinary Shares, each in accordance with the provisions of this Agreement, the Plan of Initial Merger and the Plan of Acquisition Merger, as applicable. At or prior to the Initial Merger Effective Time, PubCo shall deposit, or cause to be deposited, with the Exchange Agent the Shareholder Merger Consideration. At or as promptly as practicable following the Initial Merger Effective Time or the Acquisition Effective Time, as the case may be, PubCo shall send, or shall cause the Exchange Agent to send, to each XPAC Shareholder a letter of transmittal for use in such exchange, in a form reasonably acceptable to the Company and XPAC (a “XPAC Letter of Transmittal”) and to each Newco Shareholder a letter of transmittal for use in such exchange, in a form reasonably acceptable to the Company and XPAC (a “Newco Letter of Transmittal”).

(b)            Notwithstanding any other provision of this Section 2.6, any obligation of PubCo under this Agreement to issue PubCo Ordinary Shares to (i) XPAC Shareholders entitled to PubCo Class A Ordinary Shares, or (ii) Newco Shareholders entitled to receive PubCo Ordinary Shares shall be satisfied by PubCo issuing such PubCo Ordinary Shares to the DTC or to such other clearing service or issuer of depositary receipts (or their nominees, in either case) as may be necessary or expedient, and each XPAC Shareholder and Newco Shareholder shall hold such PubCo Ordinary Shares in book-entry form or through a holding of depositary receipts and the DTC or its nominee or the relevant clearing service or issuer of depositary receipts (or their nominees, as the case may be), will be the holder of record of such PubCo Ordinary Shares.

(c)            Each XPAC Shareholder shall be entitled to receive its portion of the Initial Merger Consideration in respect of the XPAC Ordinary Shares (other than Dissenting XPAC Shares) and in the form of PubCo Class A Ordinary Shares as set forth in Section 2.2(e)(ii) as soon as reasonably practicable after the Initial Merger Effective Time, but subject to the delivery to the Exchange Agent of the following items prior thereto: (i) the certificate(s), if any, representing such XPAC Ordinary Shares (“XPAC Certificates”) (or a Lost Certificate Affidavit), and (ii) a properly completed and duly executed XPAC Letter of Transmittal. Until so surrendered, each such XPAC Certificate shall represent after the Initial Merger Effective Time for all purposes only the right to receive such portion of the Initial Merger Consideration attributable to such XPAC Shares (as evidenced by the XPAC Certificate).

(d)            Each Newco Shareholder shall be entitled to receive its portion of the Shareholder Merger Consideration in respect of the Newco Shares and in the form of either PubCo Class A Ordinary Shares or PubCo Class B Ordinary Shares, as set forth in Section 2.3(g)(i) (excluding any Newco Shares described in Section 2.3(g)(ii)) as soon as reasonably practicable after the Acquisition Effective Time, but subject to the delivery to the Exchange Agent of the following items prior thereto: (i) the certificate(s), if any, representing such Newco Shares (“Newco Certificates” and together with the XPAC Certificates, the “Shareholder Certificates”) (or a Lost Certificate Affidavit), and (ii) a properly completed and duly executed Newco Letter of Transmittal (the documents to be submitted to the Exchange Agent pursuant to this sentence and the first sentence of Section 2.6(c), as applicable, may be referred to herein collectively as the “Transmittal Documents”). Until so surrendered, each such Newco Certificate shall represent after the Acquisition Effective Time for all purposes only the right to receive such portion of the Acquisition Merger Consideration attributable to such Newco Shares (as evidenced by the Newco Certificate).

(e)            If any portion of the Shareholder Merger Consideration is to be delivered or issued to a Person other than the Person in whose name the surrendered Shareholder Certificate is registered immediately prior to the Initial Merger Effective Time or Acquisition Effective Time, as applicable, it shall be a condition to such delivery that (i) in the case of Newco Shares, the transfer of such Newco Shares shall have been permitted in accordance with the terms of the Newco Articles of Association and in case of XPAC Shares, the transfer of such XPAC Shares shall have been permitted in accordance with the terms of the XPAC Articles of Association, (ii) the recipient of such portion of the Shareholder Merger Consideration, or the Person in whose name such portion of the Shareholder Merger Consideration is delivered or issued, shall have already executed and delivered duly executed counterparts to the applicable Transmittal Documents as are reasonably deemed necessary by the Exchange Agent, and (iii) the Person requesting such delivery shall have paid to the Exchange Agent any transfer or other Taxes required as a result of such delivery to a Person other than the registered holder of such Shareholder Certificate, or establish to the satisfaction of the Exchange Agent that such Tax has been paid or is not payable.

(f)            Notwithstanding anything to the contrary contained herein, in the event that any Shareholder Certificate shall have been lost, stolen or destroyed, in lieu of delivery of a Shareholder Certificate to the Exchange Agent, the XPAC Shareholder or Newco Shareholder, as applicable, may instead deliver to the Exchange Agent an affidavit of lost certificate and indemnity of loss in form and substance reasonably acceptable to PubCo (a “Lost Certificate Affidavit”), which at the reasonable discretion of PubCo may include a requirement that the owner of such lost, stolen or destroyed Shareholder Certificate deliver a bond in such sum as it may reasonably direct as indemnity against any Action that may be taken against PubCo, XPAC or the Newco Surviving Entity with respect to the Newco Shares or XPAC Shares, as applicable, represented by the Shareholder Certificates alleged to have been lost, stolen or destroyed. Any Lost Certificate Affidavit properly executed and delivered in accordance with this Section 2.6(f) shall, unless the context otherwise requires, be treated as a Shareholder Certificate for all purposes of this Agreement.

(g)            After the Acquisition Effective Time, the register of members of Newco Surviving Entity shall be closed, and thereafter there shall be no further registration on the register of members of the Newco Surviving Entity of transfers of Newco Shares that were issued and outstanding immediately prior to the Acquisition Effective Time. After the Initial Merger Effective Time, the register of members of XPAC shall be closed, and thereafter there shall be no further registration on the register of members of XPAC of transfers of XPAC Shares that were issued and outstanding immediately prior to the Initial Merger Effective Time. No dividends or other distributions declared or made after the date of this Agreement with respect to PubCo Ordinary Shares with a record date after the Acquisition Effective Time (in the case of Newco Shares) or the Initial Merger Effective Time (in the case of XPAC Shares) will be paid to the holders of any Newco Shares that were issued and outstanding immediately prior to the Acquisition Effective Time or XPAC Shares that were issued and outstanding immediately prior to the Initial Merger Effective Time (as applicable) in either case until the holders of record of such Newco Shares or XPAC Shares (as applicable) shall have provided the applicable Transmittal Documents in accordance with Section 2.6. Subject to applicable Law, following the delivery of the applicable Transmittal Documents, the Exchange Agent shall promptly deliver to the record holders thereof, without interest, the applicable Shareholder Merger Consideration and the amount of any such dividends or other distributions with a record date after the Acquisition Effective Time or the Initial Merger Effective Time, as applicable, theretofore paid with respect to such PubCo Ordinary Shares.

(h)            All securities issued upon the surrender of Shareholder Certificates (or delivery of a Lost Certificate Affidavit) in accordance with the terms hereof shall be deemed to have been issued in full satisfaction of all rights pertaining to XPAC Shares or Newco Shares, as applicable, represented by such Shareholder Certificates. Any portion of the Shareholder Merger Consideration made available to the Exchange Agent pursuant to Section 2.6(a) that remains unclaimed by XPAC Shareholders or Newco Shareholders one year after the Initial Merger Effective Time shall be returned to PubCo, upon demand, and any such XPAC Shareholder or Newco Shareholder, as applicable, who has not exchanged its XPAC Shares or Newco Shares, as applicable, for the applicable portion of the Shareholder Merger Consideration in accordance with this Section 2.6 prior to that time shall thereafter look only to PubCo for payment of the portion of the Shareholder Merger Consideration in respect of such XPAC Shares or Newco Shares, as applicable, without any interest thereon (but with any dividends paid with respect thereto). Notwithstanding the foregoing, none of XPAC, the Newco Surviving Entity, PubCo or any party hereto or any Representative of any of the foregoing shall be liable to any Person for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(i)            Notwithstanding anything to the contrary contained herein, no fraction of a PubCo Ordinary Share will be issued by virtue of the Mergers or the other Transactions, and each Person who would otherwise be entitled to a fraction of a PubCo Ordinary Share (after aggregating all fractional shares of the applicable class of PubCo Ordinary Shares that otherwise would be received by such holder) shall instead have the number of PubCo Ordinary Shares of the applicable class issued to such Person rounded up in the aggregate to the nearest whole PubCo Ordinary Share of such class.

Section 2.7      XPAC Shareholder Dissent Rights.

(a)            Subject to Section 2.2(b)(ii) but notwithstanding any other provision of this Agreement to the contrary and to the extent available under the Cayman Act, XPAC Shares that are issued and outstanding immediately prior to the Initial Merger Effective Time and that are held by XPAC Shareholders who shall have validly exercised their dissenters’ rights for such XPAC Shares in accordance with Section 238 of the Cayman Act and otherwise complied with all of the provisions of the Cayman Act relevant to the exercise and perfection of dissenters’ rights (the “Dissenting XPAC Shares”, and the holders of such Dissenting XPAC Shares being the “Dissenting XPAC Shareholders”) shall not be converted into, and no Dissenting XPAC Shareholder shall be entitled to receive, the applicable Initial Merger Consideration unless and until such Dissenting XPAC Shareholder fails to perfect or withdraws or otherwise loses his, her or its right to dissenters’ rights under the Cayman Act. The XPAC Shares owned by any XPAC Shareholder who fails to perfect or who effectively withdraws or otherwise loses his, her or its dissenters’ rights pursuant to the Cayman Act shall cease to be Dissenting XPAC Shares and shall thereupon automatically be cancelled and cease to exist in exchange for the right to receive, upon delivery of the applicable Transmittal Documents in accordance with Section 2.6, the applicable Initial Merger Consideration, without any interest thereon, in accordance with Section 2.2(e)(ii).

(b)            Prior to the Initial Closing, XPAC shall give PubCo and the Company (i) prompt written notice of any demands for dissenters’ rights received by XPAC from XPAC Shareholders (including any notices received by XPAC pursuant to Section 238(2) or Section 238 (5) of the Cayman Act) and any withdrawals of such demands, and (ii) the opportunity to consult with XPAC in connection with all negotiations and proceedings with respect to any such notice or demand for dissenters’ rights under the Cayman Act. XPAC shall not, except with the prior written consent of the Company, make any offers or payment or otherwise agree or commit to any payment or other consideration with respect to any exercise by a XPAC Shareholder of its rights to dissent from the Initial Merger or any demands for appraisal or offer or agree or commit to settle or settle any such demands or approve any withdrawal of any such dissenter rights or demands.

Section 2.8      Withholding. Each of the Newco Surviving Entity, PubCo, Merger Sub 1, Merger Sub 2 and XPAC (and their Affiliates and Representatives) shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code, or any provision of state, local or non-U.S. Tax Law. Other than in respect of amounts subject to compensatory withholding, the Newco Surviving Entity, PubCo, Merger Sub 1, Merger Sub 2 or XPAC (or their Affiliates or Representatives) shall use commercially reasonable efforts to notify the Person in respect of whom such deduction or withholding is expected to be made at least five Business Days prior to making any such deduction or withholding, which notice shall be in writing and include the amount of and basis for such deduction or withholding. The Newco Surviving Entity, PubCo, Merger Sub 1, Merger Sub 2 or XPAC (or their Affiliates or Representatives), as applicable, shall use commercially reasonable efforts to cooperate with such Person to reduce or eliminate any such requirement to deduct or withhold to the extent permitted by Law. To the extent that amounts are so withheld by the Newco Surviving Entity, PubCo, Merger Sub 1, Merger Sub 2 or XPAC (or their Affiliates or Representatives), as the case may be, and timely paid over to the appropriate Tax authority, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

Section 2.9      Company Reorganization Payments.

(a)            At the Acquisition Effective Time, each Company Class D Preferred Share issued in connection with the Company Reorganization and outstanding immediately prior to the Acquisition Effective Time shall automatically be redeemed and subsequently be cancelled and cease to exist in exchange for the right to receive R$97,350.45, as adjusted by 100% of the CDI Rate from November 30, 2021 (such payments, in the aggregate, the “Company Reorganization Payments”). As set forth on Schedule 2.9(b), there are an aggregate of 1,085 Company Class D Preferred Shares, which shall result in aggregate Company Reorganization Payments of R$105,625,238.25 (as adjusted by 100% of the CDI Rate from November 30, 2021).

(b)            Subject to and upon the terms and conditions of this Agreement and the instruments governing the Company Reorganization, in consideration of the Transactions, upon the Acquisition Effective Time, the Company shall pay to each relevant Company Shareholder holding Company Class D Preferred Shares his or her respective percentage of the Company Reorganization Payments as set forth on Schedule 2.9(b) hereto, without interest, in Brazilian reais, subject to rounding up to the nearest Brazilian real amount, by wire transfer to the bank account designated by the beneficiary thereto. For the avoidance of doubt, the aforementioned payments shall be paid upon the Acquisition Effective Time and no delay to, or the receipt of, any of the aforementioned payments shall delay the occurrence of the Acquisition Closing or the Acquisition Effective Time.

(c)            At the Acquisition Effective Time, the Company shall carry out each of the transactions described in Section 2.9(c) of the Company Disclosure Letter, in each case, pursuant to and in accordance with the instruments governing the Company Reorganization.

(d)            As of the Acquisition Effective Time, following payment of the Company Reorganization Payments and the transactions described in Section 2.9(c) of the Company Disclosure Letter, each Existing Company Shareholder and the Shareholder Entities controlled by them, if any, other than the Remaining Minority Company Shareholders shall cease to have any other rights in and to the Company.

Section 2.10      Company Employee Bonuses.

(a)            At the Acquisition Effective Time, PubCo shall incur the Company’s obligations to pay, and promptly following the Acquisition Effective Time, PubCo shall pay or cause to be paid to each relevant employee of the Company, the bonus payments described in Section 2.10(a) of the Company Disclosure Letter.

Article III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company hereby represents and warrants to XPAC and each Acquisition Entity the following, except as set forth in the disclosure letter delivered to XPAC and the Acquisition Entities by the Company on the date of this Agreement (the “Company Disclosure Letter”), which exceptions shall, subject to Section 11.10, be deemed to be part of the representations and warranties made in this Article III and such other representations, warranties or covenants where its relevance as an exception to, qualification of or disclosure for the purpose of such representation, warranty or covenant is reasonably apparent on the face of the disclosure in such Company Disclosure Letter.

Section 3.1      Organization, Good Standing and Qualification. Each Group Company has been duly organized and is validly existing and in good standing under the Laws of its jurisdiction of incorporation and has requisite corporate power and authority to own and operate its properties and assets, to carry on its business as presently conducted. Each Group Company is duly licensed or qualified and in good standing (to the extent such concept is applicable in the Group Company’s jurisdiction of formation) as a foreign corporation (or other entity, if applicable) in each jurisdiction in which its ownership of property or the character of its activities is such as to require it to be so licensed or qualified or in good standing (to the extent such concept is applicable in the Group Company’s jurisdiction of formation), as applicable, except where the failure to be so licensed or qualified or in good standing would not have a Company Material Adverse Effect. As of the date of this Agreement, the Organizational Documents of the Company, as in effect as of the date of this Agreement and as previously made available by or on behalf of the Company to XPAC, are true and correct.

Section 3.2      Capitalization and Voting Rights.

(a)            The Group Companies.

(i)            The validly issued share capital, registered capital or charter capital of each Group Company as of the date of this Agreement is set forth in Section 3.2(a)(i) of the Company Disclosure Letter. With respect to the share capital of the Company as of the date of this Agreement, Section 3.2(a)(i) of the Company Disclosure Letter sets forth, as of the date of this Agreement, the following (on a holder-by-holder basis), the authorized and issued Company’s Equity Securities, in each case, by type, class and series, as applicable.

(ii)            All Company Shares that are issued and outstanding (A) have been duly authorized and have been validly issued and are fully paid, (B) were issued in compliance in all material respects with applicable Law, and (C) were not issued in breach or violation of any preemptive rights or Contract.

(b)            No Other Securities. Except as set forth in Section 3.2(b)(i) of the Company Disclosure Letter or as contemplated pursuant to the Company Reorganization, as of the date of this Agreement, (i) there are no authorized, outstanding or issued Equity Securities of any Group Company, (ii) no Group Company is obligated to issue, sell or transfer any Equity Securities of such Group Company, (iii) no Group Company is a party or subject to any Contract that affects or relates to the voting or giving of written consents with respect to, or the right to cause the redemption, or repurchase of, any Equity Security of such Group Company, (iv) no Group Company has granted any registration rights or information rights to any other Person, nor is any Group Company obliged to list any of its Equity Securities on any securities exchange, (v) there are no phantom shares and there are no voting or similar agreements entered into by a Group Company which relate to the share capital, registered capital or charter capital of such Group Company, and (vi) no Group Company has outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or convertible into or exercisable for securities having the right to vote) with the shareholders of such Group Company on any matter or any agreements to issue such bonds, debentures, notes or other obligations. Section 3.2(b)(ii) of the Company Disclosure Letter sets forth a complete list, as of the date of this Agreement, of all Company Options, the extent to which such Company Option is vested and exercisable and the date on which such Company Option expires.

Section 3.3      Corporate Structure; Subsidiaries. Section 3.3 of the Company Disclosure Letter sets forth, as of the date of this Agreement, the organizational chart of the Group Companies. Except as set forth in Section 3.3 of the Company Disclosure Letter, as of the date of this Agreement: (a) none of the Group Companies, directly or indirectly, owns any equity or similar interest in, or any interest convertible into or exchangeable or exercisable for any equity or similar interest in, or any interest convertible into or exchangeable or exercisable for any equity or similar interest in, any other corporation, partnership, joint venture, limited liability company, association or other business entity, and (b) none of the Group Companies is obligated to make any investment in, acquire any Equity Security of, make any capital contribution to, or on behalf of, any other Person. Except as set forth in Section 3.3 of the Company Disclosure Letter, the Company Reorganization will not result in any material liabilities or expenses to be incurred by any Group Company following the date of this Agreement.

Section 3.4      Authorization. As of the date of this Agreement, the Company has all requisite corporate power and authority to enter into, execute, deliver and perform its obligations under this Agreement and each of the other Transaction Documents to which it is or will be a party and to consummate the transactions contemplated hereunder and thereunder, subject to receipt of the Company Shareholder Approval and the approvals set forth in Section 3.4 of the Company Disclosure Letter. Except for receipt of the Company Shareholder Approval and the approvals set forth in Section 3.4 of the Company Disclosure Letter, all corporate actions on the part of the Company necessary for the authorization, execution and delivery of this Agreement and the other Transaction Documents to which it is or will be a party and the performance of all its obligations hereunder and thereunder (including any board approval) have been taken prior to the execution and delivery of this Agreement, subject to the filing of the Acquisition Merger Filing Documents. This Agreement and the other Transaction Documents to which the Company is or will be a party is, or when executed by the other parties thereto, will be, valid and legally binding obligations of the Company, enforceable against the Company in accordance with its terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other applicable Laws now or hereafter in effect of general application affecting enforcement of creditors’ rights generally, and (b) as limited by applicable Laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

Section 3.5      Consents; No Conflicts. Assuming the representations and warranties in Article IV and Article V are true and correct, except (a) as otherwise set forth in Section 3.5(i) of the Company Disclosure Letter, (b) for the Company Shareholder Approval, (c) for the filing of any other notifications required under the Antitrust Laws and the expiration of the required waiting periods thereunder; and (d) for the registration or filing with the Registrar of Companies of the Cayman Islands, the SEC or applicable state blue sky or other securities laws filings with respect to the Transactions, all filings, notifications, notices, submissions, applications, or consents from or with any Governmental Authority required in connection with the valid execution, delivery and performance of this Agreement and the other Transaction Documents, and the consummation of the Transactions, in each case on the part of the Company, have been duly obtained or completed (as applicable) and are in full force and effect as of the date of this Agreement, except where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. Except as disclosed in Section 3.5(ii) of the Company Disclosure Letter, the execution, delivery and performance of this Agreement and the other Transaction Documents to which it is or will be a party by the Company does not, and the consummation by the Company of the transactions contemplated hereby and thereby will not (i) (assuming compliance with the matters referred to in clauses (a) through (d) of the immediately preceding sentence) result in any violation of, be in conflict with, or constitute a default under, require any consent under, or give any Person rights of termination, amendment, acceleration or cancellation under (A) any Governmental Order, (B) any provision of the Organizational Documents of any other Group Company, each as currently in effect, (C) any applicable Law, or (D) any Material Contract, or (ii) result in the creation of any Security Interest upon any of the properties or assets of the Company or any other Group Company other than any restrictions under federal or state securities laws, this Agreement, the Company’s Organizational Documents and Permitted Encumbrances, except in the case of sub-clauses (A), (C), and (D) of clause (i), as would not have a Company Material Adverse Effect.

Section 3.6      Compliance with Laws; Consents; Permits. Except as disclosed in Section 3.6 of the Company Disclosure Letter:

(a)            Except as would not have a Company Material Adverse Effect, (i) the Group Companies are, and have been since December 31, 2021, in compliance with all applicable Law, and (ii) to the Knowledge of the Company, none of the Group Companies is under investigation with respect to a violation of any applicable Law.

(b)            Since December 31, 2021, none of the Group Companies has received any letter or other written communication from, and, to the Knowledge of the Company, there has not been any public notice of a type customary as a form of notification of such matters in the jurisdiction by, any Governmental Authority threatening in writing or providing notice of (i) the revocation or suspension of any Required Governmental Authorizations issued to any of the Group Companies, or (ii) the need for compliance or remedial actions in respect of the activities carried out by the Group Companies, which revocation, suspension, compliance or remedial actions (or the failure of the Group Companies to undertake them) would have a Company Material Adverse Effect.

(c)            As of the date of this Agreement, none of the Group Companies is engaged in any proceedings, demands, inquiries, hearings or, to the Knowledge of the Company, investigations, before any court, statutory or governmental body, department, board or agency relating to applicable Anticorruption Laws or Sanctions, and to the Knowledge of the Company, no such proceeding, demand, inquiry, hearing or investigation has been threatened in writing.

(d)            For the past 10 years, none of the Group Companies nor, to the Knowledge of the Company, any of their respective directors, commissioners, officers, employees, agents or any other Persons acting for or on behalf of any of the Group Companies has (i) made any bribe, influence payment, kickback, payoff, benefits or any other type of payment (whether tangible or intangible) that would be unlawful under any applicable anti-bribery or anticorruption (governmental or commercial) Laws (including, for the avoidance of doubt, any guiding, detailing or implementing regulations), including Laws that prohibit the corrupt payment, offer, promise or authorization of the payment or transfer of anything of value (including gifts or entertainment), directly or indirectly, to any Government Official or commercial entity to obtain a business advantage such as the Foreign Corrupt Practices Act of 1977, as amended, the U.K. Bribery Act 2010, the Brazilian Anti-Corruption Law (Federal Law No. 12,846/2013), Brazilian Federal Law No. 8,666/1993, Brazilian Decree-Law No. 2,848/1940, Brazilian Federal Law No. 9,613/1998, Brazilian Federal Law No. 8,137/1990, Brazilian Decree-Law No. 8,420/2015, Brazilian Federal Law No. 8,429/1992, Brazilian Federal Law No. 12,813/2013, Brazilian Federal Law No. 9,504/1997 and Brazilian Federal Law No. 14,133/2021 (collectively, “Anticorruption Laws”), (ii) been in violation of any Anticorruption Law, offered, paid, promised to pay, or authorized any payment or transfer of anything of value, directly or indirectly, to any person for the purpose of (A) influencing any act or decision of any Government Official in his official capacity, (B) inducing a Government Official to do or omit to do any act in relation to his lawful duty, (C) securing any improper advantage, (D) inducing a Government Official to influence or affect any act, decision or omission of any Governmental Authority, or (E) assisting any of the Group Companies, or any agent or any other Person acting for or on behalf of any of any Group Company, in obtaining or retaining business for or with, or in directing business to, any Person, or (iii) accepted or received any contributions, payments, gifts, or expenditures that would be unlawful under any Anticorruption Law.

(e)            For the past 10 years, none of the Group Companies nor, to the Knowledge of the Company, any of their respective directors, commissioners or officers has been found by a Governmental Authority to have violated any Anticorruption Laws or has been subject to any indictment or any government investigation with respect to any Anticorruption Laws.

(f)            None of the Group Companies nor, to the Knowledge of the Company, any of their respective directors, commissioners, officers or employees, or any agent or any other Person acting for or on behalf of any of the Group Companies, is a Prohibited Person. None of the Group Companies has in the past five years knowingly conducted or agreed to conduct any business, or knowingly entered into or agreed to enter into any transaction with a Prohibited Person, in violation of Sanctions.

(g)            Each of the Group Companies has all approvals, authorizations, clearances, licenses, registrations, permits or certificates of a Governmental Authority that are required to own, lease or operate its properties and assets and to conduct its business as currently conducted, except where the failure to hold the same would not result in a Company Material Adverse Effect (the “Material Permits”).

(h)            In the past five years, the Group Companies and, to the Knowledge of the Company, the Group Companies’ respective directors, officers and any of the Group Companies’ respective employees or any other Persons acting on their behalf, in connection with the operation of the business of the Group Companies, have been in material compliance with all applicable Customs and International Trade Laws. In the past five years, the Group Companies, in all material respects, (i) have not been the subject of any civil or criminal fine, penalty, seizure, forfeiture, or revocation of a Customs and International Trade Authorization, or debarment or denial of future Customs and International Trade Authorizations in connection with any violation of any applicable Customs and International Trade Laws, and (ii) have not received any actual or threatened claims or requests in writing for information by a Governmental Authority with respect to Customs and International Trade Authorizations and compliance with applicable Customs and International Trade Laws and have not made any disclosures to any Governmental Authority with respect to any noncompliance with any applicable Customs and International Trade Laws.

(i)            In the past five years, the Group Companies and the Group Companies’ respective directors, officers, employees and any other Persons acting on their behalf and, to the Knowledge of the Company, the Affiliates of each Group Company, in each case in connection with the operation of the business of the Group Companies, have been in material compliance with any applicable Sanctions. In the past five years, (i) no Governmental Authority has initiated any action or imposed any civil or criminal fine, penalty, seizure, forfeiture, revocation of an authorization, debarment or denial of future authorizations against any of the Group Companies or any of their respective directors, officers or employees or any other Persons acting on their behalf or, to the Knowledge of the Company, any Affiliate of any of the Group Companies, in connection with any actual or alleged violation of any applicable Sanctions, (ii) there have been no claims, actual or threatened in writing, or requests for information by a Governmental Authority received by a Group Company with respect to the Group Companies’ or, to the Knowledge of the Company, any of their respective Affiliates’ compliance with applicable Sanctions, and (iii) and no disclosures have been made to any Governmental Authority with respect to any actual or potential noncompliance with applicable Sanctions. As of the Acquisition Effective Time, the Group Companies will have policies and procedures reasonably designed to promote compliance with applicable Sanctions.

Section 3.7      Tax Matters. Except as disclosed in Section 3.7 of the Company Disclosure Letter:

(a)            All material Tax Returns required to be filed by or with respect to each Group Company have been filed within the requisite period (taking into account any extensions) and such Tax Returns are true, correct and complete in all material respects. All material Taxes due and payable by any Group Company have been or will be paid in a timely fashion whether or not shown as due and payable on any Tax Return, except with respect to matters being contested in good faith by appropriate proceeding and with respect to which adequate reserves have been made in accordance with IFRS. Each Group Company has timely and properly withheld and paid to the applicable Tax authority all material amounts of Taxes required to have been withheld and paid by it in connection with any amounts paid or owing to any employee, independent contractor, creditor, or equityholder.

(b)            No material deficiencies for any Taxes of a Group Company have been asserted in writing by, and no written notice of any action, audit, assessment or other proceeding with respect to any material Tax Returns or material Taxes of a Group Company has been received from, any Tax authority, and no dispute or assessment relating to such Tax Returns or such Taxes with any such Tax authority is currently outstanding. No Group Company has agreed to any extension or waiver of the statute of limitations applicable to any material Tax or material Tax Return, or any extension of time with respect to a period of Tax collection, assessment or deficiency for a material Tax, which period (after giving effect to such extension or waiver) has not yet expired, and no request for any such waiver or extension is currently pending (other than an automatic extension of time not requiring the consent of the applicable Tax authority). No Group Company is the beneficiary of any extension of time (other than an automatic extension of time not requiring the consent of the applicable Tax authority) within which to file any material Tax Return. No material claim that is currently outstanding has been made by a Tax authority in a jurisdiction where a Group Company does not file Tax Returns that such Group Company is or may be subject to taxation by that jurisdiction. None of the Group Companies has taken any action (nor permitted any action to be taken), and is not aware of any fact or circumstance, that would reasonably be expected to prevent, impair or impede the Intended Tax Treatment (excluding, for the avoidance of doubt, any action, fact or circumstance contemplated under this Agreement or other Transaction Documents).

Section 3.8      Financial Statements.

(a)            The Company has delivered the Brazilian GAAP Financial Statements and the 2021 Management Accounts to XPAC. The Brazilian GAAP Financial Statements (i) were prepared in accordance with the books and records of the Company and its Subsidiaries, (ii) fairly present in all material respects the financial condition and position of the Company and its Subsidiaries on a consolidated basis as of the dates indicated therein, and the results of operations of the Company and its Subsidiaries on a consolidated basis for the periods indicated therein, and (iii) were prepared in accordance with Brazilian GAAP applied (except as disclosed therein) on a consistent basis throughout the periods involved. The 2021 Management Accounts (i) were prepared in accordance with the books and records of the Company and its Subsidiaries, (ii) fairly present in all material respects the financial condition and position of the Company and its Subsidiaries on a consolidated basis as of the dates indicated therein, and the results of operations of the Company and its Subsidiaries on a consolidated basis for the periods indicated therein, and (iii) were prepared in accordance with IFRS, except that the 2021 Management Accounts (x) are subject to normal year-end adjustments, (y) may not include the footnotes required under Brazilian GAAP and (z) may not include a cash flow statement).

(b)            The PCAOB Financial Statements to be delivered by the Company in accordance with Section 6.6(a)(i), when so delivered, will (i) have been prepared in accordance with the books and records of the Company and its Subsidiaries, (ii) fairly present in all material respects the financial condition and position of the Company and its Subsidiaries on a consolidated basis as of the dates indicated therein, and the results of operations of the Company and its Subsidiaries on a consolidated basis for the periods indicated therein, (iii) have been prepared in accordance with IFRS applied (except as disclosed therein) on a consistent basis throughout the periods involved, (iv) have been audited in accordance with the standards of the PCAOB by the Independent Auditors, and (v) comply in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act applicable to a registrant, in effect as of the respective dates thereof (including, to the extent applicable to the Company, Regulation S-X). The Independent Auditors are an independent registered public accounting firm with respect to the Company and its subsidiaries within the applicable rules and regulations adopted by the SEC and the PCAOB and as required by the Securities Act.

(c)            The Company maintains a system of internal accounting controls which the Company reasonably believes is sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with IFRS and to maintain asset accountability, (iii) access to assets is permitted only in accordance with management’s general or specific authorization, and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

(d)            Since January 1, 2020, the Company Board has not been made aware in writing of (i) any fraud that involves the Company’s management who have a role in the preparation of financial statements or the internal accounting controls utilized by the Company, or (ii) any allegation, assertion or claim that the Company has engaged in any material questionable accounting or auditing practices which violate applicable Law. Since December 31, 2021, no attorney representing the Company, whether or not employed by the Company, has reported evidence of a material violation of securities Laws, breach of fiduciary duty or similar material violation by the Company to the Company Board, board of officers or any committee thereof or to any director or officer of the Company.

Section 3.9      Absence of Changes. Except as set forth in Section 3.9 of the Company Disclosure Letter or as contemplated pursuant to the Company Reorganization, since December 31, 2021, (a) to the date of this Agreement the Group Companies have operated their business in the Ordinary Course and collected receivables and paid payables and similar obligations in the Ordinary Course, and (b) there has not been any Company Material Adverse Effect.

Section 3.10      Actions. Except as set forth in Section 3.10 of the Company Disclosure Letter or as would not have a Company Material Adverse Effect, (a) there is no Action pending or, to the Knowledge of the Company, threatened in writing against or affecting any of the Group Companies, and (b) there is no judgment or award unsatisfied against any of the Group Companies, nor is there any Governmental Order in effect and binding on any of the Group Companies or their respective assets or properties.

Section 3.11      Liabilities. None of the Group Companies has any Liabilities, except for Liabilities (a) set forth in the 2021 Management Accounts that have not been satisfied since December 31, 2021, (b) that are Liabilities incurred since December 31, 2021 in the Ordinary Course or as contemplated pursuant to the Company Reorganization, (c) that are executory obligations under any Contract to which any of the Group Companies is a party or by which it is bound, (d) set forth in Section 3.11 of the Company Disclosure Letter, (e) arising in connection with the incurrence of Permitted Refinancing Indebtedness, Permitted Indebtedness, or Additional Permitted Indebtedness (if applicable), (f) arising in connection with a Receivables Financing, (g) arising under this Agreement or other Transaction Documents, or (h) which would not have a Company Material Adverse Effect.

Section 3.12      Commitments.

(a)            Section 3.12(a) of the Company Disclosure Letter contains a true and correct list of all Material Contracts as of the date of this Agreement and, as of the date of this Agreement, no Group Company is a party to or bound by any Material Contract that is not listed in Section 3.12(a) of the Company Disclosure Letter.

(b)            Except as would not have a Company Material Adverse Effect (i) each Material Contract listed on Section 3.12(a) of the Company Disclosure Letter is a valid and binding agreement of the relevant Group Company as of the date of this Agreement, the performance of which by such Group Company does not violate any applicable Law or Governmental Order, and each such Material Contract is in full force and effect and enforceable against the parties thereto in accordance with its terms, except (A) as may be limited by applicable bankruptcy, insolvency, reorganization, moratorium and other Laws of general application affecting enforcement of creditors’ rights generally, and (B) as may be limited by Laws relating to the availability of specific performance, injunctive relief or other remedies in the nature of equitable remedies, and (ii) the relevant Group Company has duly performed all of its obligations under each such Material Contract to which it is a party to the extent that such obligations to perform have accrued, and no breach or default, alleged breach or alleged default, or event which would (with the passage of time, notice or both) constitute a breach or default thereunder by the Group Company with respect thereto, or, to the Knowledge of the Company, any other party or obligor with respect thereto, has occurred.

Section 3.13      Title; Properties.

(a)            Each of the Group Companies has good and valid title to all of the assets (other than Intellectual Property which in each case is addressed in Section 3.14) owned by it, whether tangible or intangible, and in each case free and clear of all Security Interests, other than Permitted Encumbrances.

(b)            The Group Companies have good and marketable title to, or have valid rights to lease pursuant to their respective leases or leasehold interests (including tenancies) (each Contract evidencing such interest, a “Company Lease”, and any Company Lease involving rent payments in excess of $2,000,000 (or its equivalent in any other currency) on an annual basis, a “Company Material Lease”) or otherwise use, all real property occupied by the Group Companies, in each case, free and clear of all liens, encumbrances, claims and defects and imperfections of title except as set forth in Section 3.13(b)(i) of the Company Disclosure Letter. Section 3.13(b)(ii) of the Company Disclosure Letter sets forth as of the date of this Agreement the parties to each Company Material Lease and the address of the property demised under each such Company Material Lease as of the date of this Agreement. Except as would not have a Company Material Adverse Effect, each Company Lease is in compliance with applicable Law and all Governmental Orders required under applicable Law in respect of any Company Lease have been obtained, including with respect to the operation of property and conduct of business as now conducted by the relevant Group Company which is a party to such Company Lease.

(c)            Except as set forth in Section 3.13(c) of the Company Disclosure Letter, as of the date hereof, no Company Lease nor any real estate properties owned by any Group Company comprises any portion of land that is a Rural Land.

Section 3.14      Intellectual Property Rights.

(a)            Section 3.14(a) of the Company Disclosure Letter sets forth, as of the date hereof, a true, correct and complete (in all material respects) list of all of the following Intellectual Property that is owned by, and material to, any of the Group Companies: (i) issued Patents and pending applications for Patents; (ii) registered Trademarks and pending applications for registration of Trademarks; (iii) registered Copyrights and pending applications for registration of Copyrights; and (iv) Internet domain names (the Intellectual Property referred to in clauses (i) through (iv), without any limitations as to materiality, collectively, the “Company Registered Intellectual Property”). Except as provided in Section 3.14(a) of the Company Disclosure Letter, all of the Company Registered Intellectual Property is subsisting, all of the Company Registered Intellectual Property is valid (except for any pending applications included therein, which are, to the Knowledge of the Company, valid), and to the Knowledge of the Company, all Company Registered Intellectual Property is enforceable in all material respects. None of the Owned Intellectual Property material to the operation of the business of any of the Group Companies has been adjudged invalid or unenforceable in whole or material part, and to the Knowledge of the Company, all material Owned Intellectual Property is valid and enforceable in all material respects. Except as set forth in Section 3.14(a) of the Company Disclosure Letter, all necessary registration, maintenance, renewal, and other relevant filing fees due through the date of this Agreement have been timely paid and all necessary documents and certificates in connection therewith have been timely filed with the relevant Patent, Trademark, Copyright, domain name registrar, or other authorities in the United States or foreign jurisdictions, as the case may be, including the Brazilian Patent and Trademark Office (Instituto Nacional da Propriedade Industrial), for the purpose of maintaining each material item of the Company Registered Intellectual Property.

(b)            Except as set forth in Section 3.14(b) of the Company Disclosure Letter or as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, to the Knowledge of the Company, the Group Companies are the sole and exclusive owners of all right, title and interest in and to all material Owned Intellectual Property and have a license, sublicense or otherwise possesses valid rights to use, license, sublicense, resell and commercialize (as currently used, licensed, sublicensed, resold and commercialized by the Group Companies) all other material Licensed Intellectual Property, in each case, free and clear of all liens (other than Permitted Encumbrances). Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, to the Knowledge of the Company, the Owned Intellectual Property and the Licensed Intellectual Property, along with the other Intellectual Property to which the Group Companies have a valid right to use, when used within the scope of the applicable Contracts under which any of the Group Companies obtains the right to use, or a covenant not to be sued under, any material Intellectual Property from any third party, include all of the Intellectual Property necessary for, or used or held for use in, the conduct of each Group Company’s business as currently conducted in all material respects. Except as set forth in Section 3.14(b) of the Company Disclosure Letter, to the Knowledge of the Company, all Licensed Intellectual Property used by each Group Company is duly licensed and used within the scope of its licenses in all material respects.

(c)            Except as set forth in Section 3.14(c)(i) of the Company Disclosure Letter or as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, to the Knowledge of the Company, the Owned Intellectual Property and the conduct of the businesses of the Group Companies has not in the past five years infringed, misappropriated or otherwise violated, and is not infringing, misappropriating or otherwise violating, any Intellectual Property rights of any Person in any material respect. Except as set forth in Section 3.14(c)(ii) of the Company Disclosure Letter, to the Knowledge of the Company, no Person has infringed, misappropriated or otherwise violated, or is infringing, misappropriating or otherwise violating, any of the Owned Intellectual Property in any material respect, and in the past five years no such claims have been made in writing against any third party by any of the Group Companies.

(d)            Except as set forth in Section 3.14(d) of the Company Disclosure Letter, there is no Action pending or, to the Knowledge of the Company, threatened in writing against any of the Group Companies, and no Group Company has in the past five years received any written notice from any Person pursuant to which any Person is (i) alleging that any Group Company or the conduct of the business of any of the Group Companies has infringed, misappropriated or otherwise violated any Intellectual Property rights of any third party, or (ii) contesting the scope, use, ownership, validity or enforceability of any of the material Owned Intellectual Property. To the Knowledge of the Company, none of the material Owned Intellectual Property is subject to any pending or outstanding injunction, order, judgment, settlement, consent order, ruling or other disposition of dispute that adversely restricts the use, transfer or registration of, or adversely affects the validity or enforceability of, any such Owned Intellectual Property in any material respect.

(e)            Except as set forth in Section 3.14(e) of the Company Disclosure Letter, no past or present director, officer, partner, shareholder, quotaholder, manager, employee, consultant, service provider or independent contractor of any of the Group Companies has any ownership or other rights in any material Owned Intellectual Property (other than the right to use such material Owned Intellectual Property in the performance of their activities for the Group Companies pursuant to a Contract with a Group Company). Each of the past and present directors, officers, partner, shareholder, quotaholder, manager, employees, consultants, service providers and independent contractors of any of the Group Companies who are or were engaged in creating or developing any material Owned Intellectual Property for the Group Companies has executed and delivered a written agreement (or has similar obligations pursuant to Law), pursuant to which such Person has, except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, assigned to such Group Company all of such Person’s rights, title and interest in and to all such material Owned Intellectual Property created or developed for such Group Company in the course of such Person’s employment or retention thereby. To the Knowledge of the Company, there is no uncured material breach by any such Person with respect to its obligation to assign material Intellectual Property to any Group Company.

(f)            Each of the Group Companies, as applicable, has taken commercially reasonable steps to maintain the secrecy, confidentiality and value of all Owned Intellectual Property the value of which to any Group Company is contingent upon maintaining the confidentiality thereof.

(g)            Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, except as disclosed in Section 3.14(g) of the Company Disclosure Letter, to the Knowledge of the Company, no funding, facilities or personnel of any Governmental Authority has been or is being used in any material respect to create, in whole or in material part, any material Owned Intellectual Property.

(h)            Except as would not, individually or in the aggregate, have a Company Material Adverse Effect, each of the Group Companies, as applicable, has taken commercially reasonable steps to maintain the secrecy, confidentiality and value of the source code included in the material Owned Intellectual Property (“Group Company Software”). Except as disclosed on Section 3.14(h) of the Company Disclosure Letter, no source code for any material Group Company Software has been delivered, licensed or made available to any escrow agent or other Person who is not or was not, as of the date of such delivery, an employee or contractor of a Group Company (or a Person acting for or on behalf of a Group Company) subject to confidentiality obligations in a Contract (or similar obligations pursuant to law) to the Group Company with respect to such source code (a “Permitted Person”). Except as disclosed on Section 3.14(h) of the Company Disclosure Letter, the Group Company Software constitute original works compiled or prepared by service providers duly contracted to develop such services and/or by employees of the Group Companies within the scope of their employment, the right, title and interest (including copyright to such Software) being vested in the Group Companies. No Group Company has any duty or obligation (whether present, contingent or otherwise) to deliver, license or make available the source code for any material Group Company Software to any escrow agent or other Person (other than a Permitted Person). To the Knowledge of the Company, the Group Company Software does not contain any viruses, worms, Trojan horses, bugs, faults or other devices, errors, contaminants or code that would (i) materially disrupt or materially and adversely affect the functionality of the Group Company Software, or (ii) enable or assist any Person to access without authorization, any Group Company Software, in each case in any material respect.

(i)            Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, to the Knowledge of the Company, the Group Companies own, or have valid rights to access and use all computer systems, Software, firmware, middleware, hardware, peripherals, servers, routers, hubs, switches, data communication lines, networks, interfaces, platforms and related systems, databases, websites and all other information technology equipment used by any Group Company as currently accessed, used, resold and commercialized by the Group Companies in all material respects (collectively, the “Company IT Systems”). The Company IT Systems are sufficient for the operation of the businesses of the Group Companies as currently conducted in all material respects. The Group Companies have taken commercially reasonable actions designed to protect the confidentiality, integrity and security of the Company IT Systems (and information and transactions stored or contained therein or transmitted thereby) against any unauthorized use, access, interruption, modification or corruption, including the implementation of commercially reasonable procedures relating to (i) cybersecurity, (ii) data backup, (iii) disaster avoidance and recovery, and (iv) business continuity.

(j)            Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, none of the Group Companies have incorporated any Open Source Software in, or used any Open Source Software in connection with, any Group Company Software or any other Software developed, licensed, distributed, used or otherwise exploited by any of the Group Companies in a manner that requires the contribution, distribution, licensing, attribution or disclosure to any third party of any portion of any material proprietary Group Company Software source code or that would otherwise transfer the rights of ownership in any material Owned Intellectual Property of any of the Group Companies to any Person. The Group Companies are in material compliance with the terms and conditions of all relevant licenses for Open Source Software used in the businesses of the Group Companies.

Section 3.15      Privacy and Cybersecurity.

(a)            Except as disclosed on Section 3.15(a) of the Company Disclosure Letter or as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, each of the Group Companies, and, to the Knowledge of the Company, any Person acting for or on behalf of any of the Group Companies have complied with (i) all applicable Privacy Laws, including the Brazilian General Data Protection Law (Brazilian Federal Law No. 13,709/2018) (“LGPD”), (ii) all of such Group Company’s binding and applicable policies and notices regarding the Processing of Personal Information, and (iii) all of such Group Company’s applicable contractual obligations with respect to cybersecurity and the receipt, collection, compilation, use, storage, Processing, sharing, safeguarding, security (technical, physical and administrative), disposal, destruction, disclosure, or transfer (including cross-border) of Personal Information (“Privacy and Cybersecurity Requirements”). Except as disclosed on Section 3.15(a) of the Company Disclosure Letter, except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, none of the Group Companies have in the past five years (a) received any written notice of any requests (including from individuals exercising their rights under Privacy Laws) or claims of (including written notice from third parties acting on its or their behalves), nor have any of the Group Companies been charged with, a violation of any Privacy and Cybersecurity Requirements, or (b) been subject to any threatened investigations, notices or requests from any Governmental Authority in relation to their data Processing activities or any alleged breaches of any Privacy and Cybersecurity Requirements.

(b)            Each of the Group Companies has implemented and maintained commercially reasonable safeguards designed to protect Personal Information and other confidential data in its possession or under its control against loss, theft, misuse or unauthorized access, transfer, use, modification or disclosure.

(c)            (i) There have been no material breaches, security incidents, misuse of or unauthorized access to, or unauthorized use, transfer, disclosure, corruption, destruction or loss of, any Personal Information in the possession or control of any of the Group Companies or collected, used or Processed by or on behalf of any of the Group Companies, and (ii) in the past five years, none of the Group Companies have provided or been legally or contractually required to provide any notices to any Person in connection with any material breaches, security incidents, misuse of or unauthorized access to, unauthorized use or transfer, or disclosure of Personal Information. Each of the Group Companies has implemented commercially reasonable disaster recovery and business continuity plans, and taken actions consistent with such plans to safeguard the data and Personal Information in its possession or control.

Section 3.16      Labor and Employee Matters.

(a)            Except as disclosed in Section 3.16(a) of the Company Disclosure Letter or as would not have a Company Material Adverse Effect, (i) each Group Company has complied with all applicable Law related to labor or employment, including provisions thereof relating to wages and payrolls, working hours and resting hours, overtime, working conditions, benefits, recruitment, retrenchment, retirement, minimum employment and retirement age, social welfare, equal opportunity, discrimination, worker classification, occupational health and safety, statutory regular health check, wrongful discharge, layoffs or plant closings, immigration, employees provident fund, social security organization and collective bargaining, trade union, employment agreements, compulsory employment insurance, internal labor rules, company regulations, labor discipline, foreign employees, work and residence permits, public holiday and leaves, labor contracts, labor disputes, statutory labor or employment reporting and filing obligations and contracting arrangements, (ii) there is no pending or, to the Knowledge of the Company, threatened in writing Action relating to the violation of any applicable Law by any Group Company related to labor or employment, including any charge or complaint filed by any of its current or former employees, directors, commissioners, officers, consultants or contractors with any Governmental Authority or any Group Company, and (iii) the Group Companies have properly classified for all purposes (including (x) for Tax purposes, (y) for purposes of minimum wage and overtime, and (z) for purposes of determining eligibility to participate in any statutory and non-statutory Benefit Plan) all Persons who have performed services for or on behalf of each such entity, and have properly withheld and paid all applicable Taxes and statutory contributions and made all required filings in connection with services provided by such persons to any of the Group Companies in accordance with such classifications.

(b)            Section 3.16(b) of the Company Disclosure Letter sets forth a complete list, as of the date hereof, of each material Benefit Plan. With respect to each material Benefit Plan, the Company has made available to XPAC, to the extent applicable, true, complete and correct copies of (A) such Benefit Plan, including any amendments thereto, and all related trust documents, insurance contracts or other funding vehicles (or, if not written a written summary of its material terms) and (B) the most recent summary plan description, including any summary of material modifications.

(c)            Except as would not have a Company Material Adverse Effect, (i) each of the Benefit Plans has been operated and administered in accordance with its terms, and is in compliance with all applicable Law, and all contributions to, and payments for each such Benefit Plan have been timely made, and, to the Knowledge of the Company, no event, transaction or condition has occurred or exists that would result in any such Liability to any of the Group Companies under such Benefit Plan, (ii) there are no pending or, to the Knowledge of the Company, threatened in writing Actions involving any Benefit Plan (except for routine claims for benefits payable in the normal operation of any Benefit Plan) and to the Knowledge of the Company, no facts or circumstances exist that could give rise to any such Actions, (iii) no Benefit Plan is under investigation or audit by any Governmental Authority and, to the Knowledge of the Company, no such investigation or audit is contemplated or under consideration, and (iv) each Group Company is in compliance with all applicable Laws and Contracts relating to its provision of any form of Social Insurance, and has paid, or made provision for the payment of, all Social Insurance contributions required under applicable Law and Contracts.

(d)            Except as disclosed in Section 3.16(d) of the Company Disclosure Letter, neither the execution of any of the Transaction Documents to which the Company is a party nor the consummation of the transactions contemplated thereunder (either alone or in combination with another event) will (i) result in any payment becoming due to any Company employees or any current or former director, officer, employee, independent contractor or consultant of any Group Company; (ii) increase the amount of compensation or any benefits otherwise payable under any of the Benefit Plans, (iii) result in any acceleration of the time of payment, exercisability, funding or vesting of any such benefits, or (iv) result in any payments or benefits that, individually or in combination with any other payment, would constitute the payment of any “excess parachute payment” within the meaning of Section 280G of the Code or in the imposition of an excise Tax under Section 4999 of the Code. All Benefit Plans comply in all material respects with all applicable Laws, and all such plans that are intended to be funded and/or book-reserved are funded and/or book reserved, as appropriate, based upon reasonable actuarial assumptions.

(e)            Except as disclosed in Section 3.16(e) of the Company Disclosure Letter, none of the Group Companies or any ERISA Affiliate thereof has any Liability with respect to or under (i) a “multiemployer plan” within the meaning of Section 3(37) or 4001(a)(3) of ERISA, (ii) a “defined benefit plan” (as defined in Section 3(35) of ERISA, whether or not subject to ERISA) or a plan that is or was subject to Title IV of ERISA or Section 412 of the Code, or (iii) a “multiple employer plan” within the meaning of Section 413(c) of the Code or Section 210 of ERISA.

(f)            Except as disclosed in Section 3.16(f) of the Company Disclosure Letter or as would not result in a Company Material Adverse Effect, as of the date of this Agreement (i) no employee of any Group Company is represented by a Union, (ii) none of the Group Companies is negotiating any collective bargaining agreement or other Contract with any Union, (iii) to the Knowledge of the Company, (A) there is no effort currently being made or threatened by or on behalf of any Union to organize any employees of any of the Group Companies, and (B) there has been no such effort in the past five years, and (iv) there are no labor troubles (including any work slowdown, lockout, stoppage, picketing or strike) pending, or to the Knowledge of the Company, threatened against any of the Group Companies, and, to the Knowledge of the Company, there have been no such troubles for the past five years. No notice, consent or consultation obligations with respect to any employee of any of the Group Companies or any Union will be a condition precedent to, or triggered by, the execution of this Agreement or the consummation of the transactions contemplated hereby.

Section 3.17      Brokers. Except as set forth in Section 3.17 of the Company Disclosure Letter, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission or expense reimbursement in connection with the Transactions contemplated based upon arrangements made by and on behalf of any of the Group Companies.

Section 3.18      Proxy/Registration Statement. The information supplied by the Group Companies in writing specifically for inclusion in the Proxy/Registration Statement shall not, at (a) each time the Proxy/Registration Statement is confidentially submitted to, or filed with, the SEC, (b) the time the Proxy/Registration Statement is declared effective, (c) the time the Proxy/Registration Statement (or any amendment thereof or supplement thereto) is first mailed to the XPAC Shareholders, and (d) the time of the XPAC Shareholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

Section 3.19      Environmental Matters.

(a)            Except as disclosed in Section 3.19(a) of the Company Disclosure Letter or as would not result in a Company Material Adverse Effect (i) the Group Companies are, and have been, for the past 10 years, in compliance with all Environmental Laws and have obtained and maintain all Environmental Licenses, (ii) no Action is pending or threatened to revoke, terminate, or suspend any Environmental License, (iii) there is no Action and there are no existing facts or circumstances that could be expected to result in any Environmental License being revoked or modified, or that may result in an such Environmental License not being renewed by the relevant Governmental Authority, (iv) no Group Company is party to any unresolved, pending or, to the Knowledge of the Company, threatened complaints, claims, actions, suits, investigations, inquiries, notices, judgments, decrees, injunctions, orders, requests for information or proceedings arising under or related to Environmental Laws, (v) to the Knowledge of the Company, no conditions currently exist with respect to Leased Real Property that would reasonably be expected to result in any Group Company incurring liabilities or obligations under Environmental Laws, and (vi) to the Knowledge of the Company, no portion of any property currently or formerly owned, used, leased, or operated by any Group Company has been used by any Group Company for the handling, manufacturing, processing, generation, storage or disposal of Hazardous Substances in a manner other than in compliance with applicable Environmental Law and Environmental Licenses

(b)            Section 3.19(b) of the Company Disclosure Letter contains a true and correct list of all the material Environmental Licenses required for the Companies to conduct their respective businesses as they are currently being conducted and all such Environmental Licenses are valid and in full force and effect or, if applicable, a request or renewal application has been filed in a timely manner and is pending approval by the relevant Governmental Authority.

Section 3.20      Insurance. Each of the Group Companies has the insurance policies set forth in Section 3.20 of the Company Disclosure Letter covering such risks and in such amounts of coverage as the Company deems to be reasonable and appropriate for Persons conducting business in the industries and geographies in which the Group Companies operate, such risks and amounts of coverage as set forth in Section 3.20 of the Company Disclosure Letter. All such policies are in full force and effect, all premiums due and payable thereon as of the date of this Agreement have been paid in full as of the date of this Agreement, except as would not result in a Company Material Adverse Effect.

Section 3.21      Customers and Suppliers. Except as disclosed in Section 3.21 of the Company Disclosure Letter, as of the date hereof, no Group Company has received any written or, to the Knowledge of the Company, oral notice that any Material Customer or any Material Supplier intends to cease doing business with any Group Company or materially decrease the volume of business that it is presently conducting with any Group Company.

Section 3.22      Company Related Parties. Except as set forth in Section 3.22 of the Company Disclosure Letter, (a) the Company has not engaged in any transactions with Company Related Parties that would be required to be disclosed in the Proxy/Registration Statement, and (b) there are no transactions or Contracts in effect between a Group Company and its Company Related Parties as of the date of this Agreement.

Section 3.23      Investigation. Notwithstanding anything contained in this Agreement, each of the Group Companies has made its own investigation of XPAC and neither XPAC nor any of its equityholders, partners, members and Representatives, including the Sponsor, is making any representation or warranty whatsoever, express or implied, beyond those expressly given by XPAC in Article IV.

Section 3.24      Company Board Approval. The Company Board has unanimously approved and declared advisable the execution, delivery and performance of this Agreement by the Company and the consummation of the Transactions to which the Company is a party.

Article IV

REPRESENTATIONS AND WARRANTIES OF XPAC

XPAC hereby represents and warrants to the Company the following, except as set forth in (i) the XPAC SEC Filings (excluding any disclosures in any risk factors section that do not constitute statements of fact, it being acknowledged that nothing disclosed in such XPAC SEC Filings will be deemed to modify or qualify the representations and warranties set forth in Section 4.2, Section 4.6 or Section 4.13), or (ii) the disclosure letter delivered to the Company by XPAC on the date of this Agreement (the “XPAC Disclosure Letter”), which exceptions shall, in the case of clause (ii), be subject to Section 11.10 and be deemed to be part of the representations and warranties made in this Article IV and such other representations, warranties or covenants where its relevance as an exception to, qualification of or disclosure for the purpose of such representation, warranty or covenant is reasonably apparent on the face of the disclosure in such XPAC Disclosure Letter.

Section 4.1      Organization, Good Standing, Corporate Power and Qualification. XPAC is an exempted company duly incorporated, validly existing and in good standing under the laws of the Cayman Islands and has requisite corporate power and authority to own and operate its properties and assets, to carry on its business as presently conducted and contemplated to be conducted. XPAC is duly licensed or qualified and in good standing as a foreign corporation in each jurisdiction in which its ownership of property or the character of its activities is such as to require it to be so licensed or qualified or in good standing, as applicable, except where the failure to be so licensed or qualified or in good standing would not have a XPAC Material Adverse Effect. As of the date of this Agreement, the XPAC Articles of Association as previously made available by or on behalf of XPAC to the Company is true and correct.

Section 4.2      Capitalization and Voting Rights.

(a)            Capitalization of XPAC.

(i)            The validly issued share capital of XPAC as of the date of this Agreement is set forth in Section 4.2(a)(i) of the XPAC Disclosure Letter which sets forth, as of the date of this Agreement, the following (on a holder-by-holder basis) (i) outstanding Equity Securities of XPAC, by type, class and series, as applicable and (ii) warrants and other Equity Securities purchase rights, if any. As of the date of this Agreement, no XPAC Preference Shares are outstanding.

(ii)            All XPAC Shares that are issued and outstanding (A) have been duly authorized and have been validly issued and are fully paid, (B) were issued in compliance in all material respects with applicable Law, and (C) were not issued in breach or violation of any preemptive rights or Contract.

(b)            No Other Securities. Except as set forth in Section 4.2(a)(i) of the XPAC Disclosure Letter, (i) there are no authorized, outstanding or issued Equity Securities of XPAC, (ii) XPAC is not obligated to issue, sell or transfer any Equity Securities of XPAC, (iii) other than the XPAC Articles of Association, XPAC is not a party or subject to any Contract that affects or relates to the voting or giving of written consents with respect to, or the right to cause the redemption, or repurchase of, any Equity Security of XPAC, (iv) XPAC has not granted any registration rights or information rights to any other Person, nor, upon consummation of the Business Combination, will XPAC be obligated to list any of its Equity Securities on any securities exchange, (v) there are no phantom shares and there are no voting or similar agreements entered into by XPAC which relate to the share capital, registered capital or charter capital of XPAC, and (vi) XPAC has no outstanding bonds, debentures, notes or other obligations the holders of which have the right to vote (or convertible into or exercisable for securities having the right to vote) with the XPAC Shareholders on any matter or any agreements to issue such bonds, debentures, notes or other obligations.

(c)            XPAC does not own or control, directly or indirectly, any equity or similar interest in, or any interest convertible into or exchangeable or exercisable for any equity or similar interest in, or any interest convertible into or exchangeable or exercisable for any equity or similar interest in, any other corporation, partnership, joint venture, limited liability company, association or other business entity.

Section 4.3      Corporate Structure; Subsidiaries. XPAC is not obligated to make any investment in, acquire any Equity Security of, make any capital contribution to, or on behalf of, any other Person.

Section 4.4      Authorization. XPAC has all requisite corporate power and authority to enter into, execute, deliver and perform its obligations under this Agreement and each of the other Transaction Documents to which it is or will be a party and to consummate the transactions contemplated hereunder and thereunder, subject to receipt of XPAC Shareholders’ Approval. All corporate actions on the part of XPAC necessary for the authorization, execution and delivery of this Agreement and the other Transaction Documents to which it is or will be a party and the performance of all its obligations hereunder and thereunder (including any board approval) have been taken prior to the execution and delivery of this Agreement, subject to (a) obtaining XPAC Shareholders’ Approval, and (b) the filing of the Initial Merger Filing Documents. This Agreement and the other Transaction Document to which XPAC is or will be a party is, or when executed by the other parties thereto, will be, valid and legally binding obligations of XPAC, enforceable against it in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other applicable Laws now or hereafter in effect of general application affecting enforcement of creditors’ rights generally, and (ii) as limited by applicable Laws relating to the availability of specific performance, injunctive relief, or other equitable remedies. The only vote of holders of any class or series of capital stock of XPAC that will be necessary to approve and adopt this Agreement and the Transactions contemplated hereby is the XPAC Shareholders’ Approval.

Section 4.5      Consents; No Conflicts. Assuming the representations and warranties in Article III are true and correct, except (a) as otherwise set forth in the XPAC Disclosure Letter, (b) for the XPAC Shareholders’ Approval, (c) for the registration or filing with the Registrar of Companies of the Cayman Islands, the SEC or applicable state blue sky or other securities laws filings with respect to the Transactions, and (d) for such other filings, notifications, notices, submissions, applications, or consents the failure of which to be obtained or made would not have a XPAC Material Adverse Effect, all filings, notifications, notices, submissions, applications, or consents from or with any Governmental Authority or any other Person required in connection with the valid execution, delivery and performance of this Agreement and the other Transaction Documents, and the consummation of the Transactions, in each case on the part of XPAC, have been duly obtained or completed (as applicable) and are in full force and effect as of the date of this Agreement. The execution, delivery and performance of this Agreement and the other Transaction Documents to which it is or will be a party by XPAC does not, and the consummation by XPAC of the transactions contemplated hereby and thereby will not (i) (assuming compliance with the matters referred to in clauses (a) through (d) of the immediately preceding sentence) result in any violation of, be in conflict with, or constitute a default under, require any consent under, or give any Person rights of termination, amendment, acceleration (including acceleration of any obligation of XPAC) or cancellation under, (A) any Governmental Order, (B) any provision of the Organizational Documents of XPAC, each as currently in effect, (C) any applicable Law, (D) any Contract to which XPAC is a party or by which its assets are bound, or (ii) result in the creation of any Security Interest upon any of the properties or assets of XPAC other than any restrictions under federal or state securities laws, this Agreement or the XPAC Articles of Association, except in the case of sub-clauses (A), (C), and (D) of clause (i), as would not have a XPAC Material Adverse Effect.

Section 4.6      Tax Matters. All material Tax Returns required to be filed by or with respect to XPAC have been filed within the requisite period (taking into account any extensions) and such Tax Returns are true, correct and complete in all material respects. All material Taxes due and payable by XPAC have been or will be paid in a timely fashion whether or not shown as due and payable on any Tax Return, except with respect to matters being contested in good faith by appropriate proceeding and with respect to which adequate reserves have been made in accordance with GAAP. XPAC has timely and properly withheld and paid to the applicable Tax authority all material amounts of Taxes required to have been withheld and paid by it in connection with any amounts paid or owing to any employee, independent contractor, creditor, or equityholder. No material deficiencies for any Taxes of XPAC have been asserted in writing by, and no written notice of any action, audit, assessment or other proceeding with respect to any material Tax Returns or material Taxes of XPAC has been received from, any Tax authority, and no dispute or assessment relating to such Tax Returns or such Taxes with any such Tax authority is currently outstanding. XPAC has not agreed to any extension or waiver of the statute of limitations applicable to any material Tax or material Tax Return, or any extension of time with respect to a period of Tax collection, assessment or deficiency for a material Tax, which period (after giving effect to such extension or waiver) has not yet expired, and no request for any such waiver or extension is currently pending (other than an automatic extension of time not requiring the consent of the applicable Tax authority). XPAC is not the beneficiary of any extension of time (other than an automatic extension of time not requiring the consent of the applicable Tax authority) within which to file any material Tax Return. No material claim that is currently outstanding has been made by a Tax authority in a jurisdiction where XPAC does not file Tax Returns that XPAC is or may be subject to taxation by that jurisdiction. XPAC has not taken any action (nor permitted any action to be taken), and is not aware of any fact or circumstance, that would reasonably be expected to prevent, impair or impede the Intended Tax Treatment (excluding, for the avoidance of doubt, any action, fact or circumstance contemplated under this Agreement or other Transaction Documents).

Section 4.7      Financial Statements.

(a)            The financial statements of XPAC contained in XPAC SEC Filings (the “XPAC Financial Statements”) (i) have been prepared in accordance with the books and records of XPAC, (ii) fairly present in all material respects the financial condition and position of XPAC on a consolidated basis as of the dates indicated therein, and the results of operations and cash flows of XPAC on a consolidated basis for the periods indicated therein, and (iii) were prepared in accordance with GAAP applied (except as disclosed therein) on a consistent basis throughout the periods involved.

(b)            XPAC has in place disclosure controls and procedures that are (i) designed to reasonably ensure that material information relating to XPAC is made known to the management of XPAC by others within XPAC, and (ii) effective in all material respects to perform the functions for which they were established. XPAC maintains a system of internal accounting controls sufficient to provide reasonable assurance that (w) transactions are executed in accordance with management’s general or specific authorizations, (x) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain asset accountability, (y) access to assets is permitted only in accordance with management’s general or specific authorization, and (z) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

(c)            Neither XPAC nor, to the Knowledge of XPAC, any Representative of XPAC, has (i) been made aware in writing of any fraud that involves the XPAC’s management who have a role in the preparation of financial statements, or (ii) received or otherwise had or obtained knowledge of any written complaint, allegation, assertion or claim, regarding the accounting or auditing practices, procedures, methodologies or methods of XPAC with respect to the XPAC Financial Statements or the internal accounting controls of XPAC, including any written complaint, allegation, assertion or claim that XPAC has engaged in questionable accounting or auditing practices. No attorney representing XPAC, whether or not employed by XPAC, has reported evidence of a violation of securities Laws, breach of fiduciary duty or similar violation by XPAC or any of its Representatives to the XPAC Board or any committee thereof or to any director or officer of XPAC.

(d)            XPAC has no liability or obligation of any nature whatsoever, whether direct or indirect, absolute or contingent, accrued or unaccrued, known or unknown, liquidated or not, due or not, individually or in the aggregate, and there is no existing condition, situation or set of circumstances which is reasonably expected to result in such a liability or obligation, other than (i) Liabilities incurred after the XPAC Accounts Date in the Ordinary Course or other Liabilities that individually and in the aggregate are immaterial, and (ii) obligations and liabilities reflected, or reserved against, in the XPAC Financial Statements or as set forth in Section 4.7(d) of the XPAC Disclosure Letter.

Section 4.8      Absence of Changes.

(a)            Since the XPAC Accounts Date, (i) to the date of this Agreement XPAC has operated its business in the Ordinary Course and collected receivables and paid payables and similar obligations in the Ordinary Course, and (ii) there has not been any XPAC Material Adverse Effect.

(b)            Between the XPAC Accounts Date and the date of this Agreement, except (i) as set forth in Section 4.8(b) of the XPAC Disclosure Letter, or (ii) as required by applicable Law or an order by a Governmental Authority, XPAC has used commercially reasonable efforts to preserve intact the present business organizations of XPAC.

Section 4.9      Actions. Except as set forth in Section 4.9 of the XPAC Disclosure Letter or as would not have a XPAC Material Adverse Effect, (a) there is no Action pending or, to the Knowledge of XPAC, threatened in writing against or affecting XPAC, and (b) there is no judgment or award unsatisfied against XPAC, nor is there any Governmental Order in effect and binding on XPAC or its assets or properties.

Section 4.10      Brokers. Except as set forth in Section 4.10 of the XPAC Disclosure Letter, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission or expense reimbursement in connection with the Transactions contemplated based upon arrangements made by and on behalf of XPAC or any of its Affiliates.

Section 4.11      Proxy/Registration Statement. The information supplied by XPAC in writing specifically for inclusion in the Proxy/Registration Statement shall not, at (a) each time the Proxy/Registration Statement is confidentially submitted to, or filed with, the SEC, (b) the time the Proxy/Registration Statement is declared effective, (c) the time the Proxy/Registration Statement (or any amendment thereof or supplement thereto) is first mailed to the XPAC Shareholders, and (d) the time of the XPAC Shareholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. All documents that XPAC is responsible for filing with the SEC in connection with the Transactions will comply as to form and substance in all material respects with the applicable requirements of the Securities Act and the Exchange Act.

Section 4.12      SEC Filings. XPAC has timely filed or furnished all statements, prospectuses, registration statements, forms, reports and documents required to be filed or furnished by it with the SEC, pursuant to the Exchange Act or the Securities Act (collectively, as they have been amended since the time of their filing or furnishing through the date of this Agreement, the “XPAC SEC Filings”). Each of the XPAC SEC Filings, as of the respective date of its filing, and as of the date of any amendment, complied in all material respects with the requirements of the Securities Act, the Exchange Act or the Sarbanes-Oxley Act applicable to such XPAC SEC Filings. As of the respective date of its filing (or if amended or superseded by a filing prior to the date of this Agreement or the Acquisition Closing Date, then on the date of such filing), the XPAC SEC Filings did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. As of the date of this Agreement, there are no outstanding or unresolved comments in comment letters received from the SEC with respect to any XPAC SEC Filing. To the Knowledge of XPAC, none of the XPAC SEC Filings filed on or prior to the date of this Agreement is subject to ongoing SEC review or investigation as of the date of this Agreement.

Section 4.13      Trust Account. As of the date of this Agreement, XPAC has at least $219,000,000 in the Trust Account, such monies invested in United States government securities or money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act pursuant to the Investment Management Trust Agreement, dated as of July 29, 2021, between XPAC and CST, as trustee (in such capacity, the “Trustee,” and such Investment Management Trust Agreement, the “Trust Agreement”). As of the date hereof, XPAC has not released any money from the Trust Account (other than interest earned thereon as permitted by the Trust Agreement). There are no separate Contracts, side letters or other arrangements or understandings (whether written or unwritten, express or implied) that would cause the description of the Trust Agreement in the XPAC SEC Filings to be inaccurate in any material respect or that would entitle any Person (other than XPAC Shareholders holding XPAC Ordinary Shares (prior to the Acquisition Effective Time) sold in XPAC’s IPO who shall have elected to redeem their XPAC Ordinary Shares (prior to the Acquisition Effective Time) pursuant to the XPAC Articles of Association) to any portion of the proceeds in the Trust Account. Prior to the Acquisition Closing, none of the funds held in the Trust Account may be released other than to pay Taxes and payments with respect to all XPAC Share Redemptions. There are no Actions pending or, to the Knowledge of XPAC, threatened with respect to the Trust Account. XPAC has performed all material obligations required to be performed by it to date under, and is not in default, breach or delinquent in performance or any other respect (claimed or actual) in connection with, the Trust Agreement, and no event has occurred which, with due notice or lapse of time or both, would constitute such a default or breach thereunder. As of the Acquisition Closing, the obligations of XPAC to dissolve or liquidate pursuant to the XPAC Articles of Association shall terminate, and as of the Acquisition Closing, XPAC shall have no obligation whatsoever pursuant to the XPAC Articles of Association to dissolve and liquidate the assets of XPAC by reason of the consummation of the Transactions. To the Knowledge of XPAC, as of the date of this Agreement, following the Acquisition Closing, no XPAC Shareholder is entitled to receive any amount from the Trust Account except to the extent such XPAC Shareholder has exercised a XPAC Share Redemption. As of the date of this Agreement, assuming the accuracy of the representations and warranties contained in Article III and the compliance by the Company with its obligations hereunder, XPAC has no reason to believe that any of the conditions to the use of funds in the Trust Account will not be satisfied or funds available in the Trust Account will not be available to XPAC on the Acquisition Closing Date.

Section 4.14      Investment Company Act; JOBS Act. XPAC is not an “investment company” or a Person directly or indirectly “controlled” by or acting on behalf of an “investment company”, in each case within the meaning of the Investment Company Act. XPAC constitutes an “emerging growth company” within the meaning of the JOBS Act.

Section 4.15      Business Activities.

(a)            Since its incorporation, XPAC has not conducted any business activities other than activities related to XPAC’s IPO or directed toward the accomplishment of a Business Combination. Except as set forth in the XPAC Articles of Association or as otherwise contemplated by the Transaction Documents and the Transactions, there is no Contract to which XPAC is a party which has or would reasonably be expected to have the effect of prohibiting or impairing in any material respect any business practice of XPAC or any acquisition of property by XPAC or the conduct of business by XPAC as currently conducted or as contemplated to be conducted as of the Acquisition Closing.

(b)            Except for the Transactions, XPAC does not own or have a right to acquire, directly or indirectly, any interest or investment (whether equity or debt) in any corporation, partnership, joint venture, business, trust or other entity. Except for this Agreement and the Transaction Documents and the transactions contemplated hereby and thereby, XPAC has no material interests, rights, obligations or liabilities with respect to, and is not party to, bound by or has its assets or property subject to, in each case whether directly or indirectly, any Contract or transaction which is, or would reasonably be interpreted as constituting, a Business Combination.

Section 4.16      Nasdaq Listing. XPAC Class A Ordinary Shares, XPAC Warrants and XPAC Units are each registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on Nasdaq under the symbol “XPAX”, “XPAXW” and “XPAXU”, respectively. XPAC is in compliance with the rules of Nasdaq and there is no Action pending or, to the Knowledge of XPAC, threatened against XPAC by Nasdaq or the SEC with respect to any intention by such entity to deregister XPAC Class A Ordinary Shares, XPAC Warrants or XPAC Units or terminate the listing thereof on Nasdaq. XPAC has not taken any action in an attempt to terminate the registration of XPAC Class A Ordinary Shares, XPAC Warrants or XPAC Units under the Exchange Act except as contemplated by this Agreement.

Section 4.17      Board Approval. The XPAC Board has unanimously (a) determined that this Agreement, the Mergers and the other Transactions are in the best interests of XPAC and constitute a Business Combination, (b)(i) approved and declared advisable this Agreement and the execution, delivery and performance of this Agreement and the consummation of the Transactions, and (ii) approved and declared advisable the Sponsor Support Agreement, the Assignment, Assumption and Amendment Agreement, any PIPE Subscription Agreements, the Voting and Support Agreement, the Registration Rights Agreement and the execution, delivery and performance thereof, (c) made the XPAC Board Recommendation, and (d) directed that this Agreement, the Plan of Initial Merger and the Initial Merger transaction be submitted to the shareholders of XPAC for their adoption and/or approval.

Section 4.18      PIPE Investments.

(a)            On or prior to the Initial Merger Effective Time, XPAC shall deliver to the Company true, correct and complete copies of each of the PIPE Subscription Agreements, if any, pursuant to which the PIPE Investors shall have committed to provide equity financing to PubCo solely for purposes of consummating the Transactions in the aggregate purchase price set forth therein (the “Investment Amount”). With respect to each PIPE Subscription Agreement entered into with a PIPE Investor that is not an Affiliate of XPAC, to the Knowledge of XPAC, as of the Initial Merger Effective Time and the Acquisition Effective Time, such PIPE Subscription Agreement will be in full force and effect and shall not have been withdrawn or terminated, or otherwise amended or modified, in any material respect, and no withdrawal or termination, or amendment or modification in any material respect shall be contemplated by XPAC. With respect to each PIPE Subscription Agreement entered into with a PIPE Investor that is an Affiliate of XPAC, as of the Initial Merger Effective Time and the Acquisition Effective Time, such PIPE Subscription Agreement will be in full force and effect and will not have been withdrawn or terminated, or otherwise amended or modified, in any material respect, and no withdrawal or termination, or amendment or modification in any material respect shall be contemplated by XPAC. As of the Initial Merger Effective Time and the Acquisition Effective Time, each PIPE Subscription Agreement will be a legal, valid and binding obligation of XPAC and each PIPE Investor that is an Affiliate of XPAC, and neither the execution or delivery by XPAC or any PIPE Investor that is an Affiliate of XPAC nor the performance of XPAC’s obligations or the obligations of any PIPE Investor that is an Affiliate of XPAC under any such PIPE Subscription Agreement will violate any Laws. As of the Initial Merger Effective Time, there shall be no other agreements, side letters, or arrangements between XPAC and any PIPE Investor relating to any PIPE Subscription Agreement that could affect in any material respect the obligation of such PIPE Investor to fund the relevant Investment Amount set forth in the PIPE Subscription Agreement of such PIPE Investor and, as of the Initial Merger Effective Time, XPAC will not know of any facts or circumstances that may reasonably be expected to result in any of the conditions set forth in any PIPE Subscription Agreement not being satisfied, or any Investment Amount not being made available to PubCo on the Acquisition Closing Date consistent with the terms and conditions hereof including Section 9.4. As of the Initial Merger Effective Time, no event will have occurred that, with or without notice, lapse of time or both, would constitute a default or breach on the part of XPAC under any material term or condition of any PIPE Subscription Agreement and XPAC will not have a reason to believe that XPAC or any PIPE Investor will be unable to satisfy in all material respects on a timely basis any term or condition of closing to be satisfied by it contained in any PIPE Subscription Agreement. As of the Initial Merger Effective Time and the Acquisition Effective Time, the PIPE Subscription Agreements will contain all of the conditions precedent (other than the conditions contained in the other Transaction Documents) to the obligations of the PIPE Investors to fund the relevant Investment Amount set forth in the PIPE Subscription Agreements on the terms therein.

(b)            Except as set forth in Section 4.18(b) of the XPAC Disclosure Letter and except as set forth in any PIPE Subscription Agreement, no fees, consideration or other discounts will be payable or will have been agreed to be paid by XPAC or any of its Affiliates (including, from and after the Acquisition Closing, the Newco Surviving Entity and its Subsidiaries) to any PIPE Investor or any other Person in respect of the investment by any PIPE Investor.

Section 4.19      XPAC Related Parties. Except as set forth in Section 4.19 of the XPAC Disclosure Letter, XPAC has not engaged in any transactions with XPAC Related Parties that would be required to be disclosed in the Proxy/Registration Statement, and (b) there are no transactions or Contracts in effect between XPAC and XPAC Related Parties as of the date of this Agreement.

Section 4.20      Compliance with Laws.

(a)            As of the date of this Agreement, XPAC is not engaged in any proceedings, demands, inquiries, hearings or, to the Knowledge of XPAC, investigations, before any court, statutory or governmental body, department, board or agency relating to applicable Anticorruption Laws or Sanctions, and to the Knowledge of XPAC, no such proceeding, demand, inquiry, hearing or investigation has been threatened in writing.

(b)            For the past 10 years, none of XPAC nor, to the Knowledge of XPAC, any of its directors, officers, employees, agents or any other Persons acting for or on their behalf has (i) made any bribe, influence payment, kickback, payoff, benefits or any other type of payment (whether tangible or intangible) that would be unlawful under any applicable Anticorruption Laws, (ii) been in violation of any Anticorruption Law, offered, paid, promised to pay, or authorized any payment or transfer of anything of value, directly or indirectly, to any person for the purpose of (A) influencing any act or decision of any Government Official in his official capacity, (B) inducing a Government Official to do or omit to do any act in relation to his lawful duty, (C) securing any improper advantage, (D) inducing a Government Official to influence or affect any act, decision or omission of any Governmental Authority, or (E) assisting XPAC, or any agent or any other Person acting for or on behalf of XPAC, in obtaining or retaining business for or with, or in directing business to, any Person, or (iii) accepted or received any contributions, payments, gifts, or expenditures that would be unlawful under any Anticorruption Law.

(c)            For the past 10 years, neither XPAC nor, to the Knowledge of XPAC, any of its directors, or officers has been found by a Governmental Authority to have violated any Anticorruption Laws or has been subject to any indictment or any government investigation with respect to any Anticorruption Laws.

(d)            Neither XPAC nor, to the Knowledge of XPAC, any of its directors, officers or employees, or any agent or any other Person acting for or on behalf of XPAC, is a Prohibited Person. In the past five years, XPAC has not knowingly conducted or agreed to conduct any business, or knowingly entered into or agreed to enter into any transaction with a Prohibited Person, in violation of Sanctions.

(e)            In the past five years, XPAC and its directors, officers, employees and any other Persons acting on their behalf and, to the Knowledge of XPAC, neither XP Inc. nor any investment fund or portfolio company controlled or managed by the Sponsor (if any), have been in material compliance with any applicable Sanctions. In the past five years, (i) no Governmental Authority has initiated any action or imposed any civil or criminal fine, penalty, seizure, forfeiture, revocation of an authorization, debarment or denial of future authorizations against XPAC or any of its directors, officers or employees or any other Persons acting on their behalf or, to the Knowledge of XPAC, XP Inc. or any investment fund or portfolio company controlled or managed by the Sponsor (if any), in connection with any actual or alleged violation of any applicable Sanctions, (ii) there have been no claims, actual or threatened in writing, or requests for information by a Governmental Authority received by XPAC with respect to the compliance by XPAC or, to the Knowledge of XPAC, XP Inc. or any investment fund or portfolio company controlled or managed by the Sponsor (if any) with applicable Sanctions, and (iii) and no disclosures have been made to any Governmental Authority with respect to any actual or potential noncompliance with applicable Sanctions. XPAC has policies and procedures reasonably designed to promote compliance with applicable Sanctions.

Section 4.21      No Outside Reliance. Notwithstanding anything contained in this Agreement, each of XPAC and its equityholders, partners, members and Representatives, including the Sponsor, has made its own investigation of the Group Companies and neither the Company nor any of its Affiliates, agents or Representatives is making any representation or warranty whatsoever, express or implied, beyond those expressly given by the Company in Article III, including any implied warranty or representation as to condition, merchantability, suitability or fitness for a particular purpose or trade as to any of the assets of the Group Companies. Except as otherwise expressly set forth in this Agreement, XPAC understands and agrees that any assets, properties and business of the Group Companies are furnished “as is”, “where is” and subject to and except as otherwise provided in the representations and warranties contained in Article III, with all faults and without any other representation or warranty of any nature whatsoever.

Article V

REPRESENTATIONS AND WARRANTIES OF THE ACQUISITION ENTITIES

PubCo, Merger Sub 1 and Merger Sub 2 (each, an “Acquisition Entity”) hereby jointly and severally represent and warrant to XPAC, the following:

Section 5.1      Organization, Good Standing, Corporate Power and Qualification. Each Acquisition Entity is an exempted company duly incorporated, validly existing and in good standing under the laws of the Cayman Islands and has requisite corporate power and authority to own and operate properties and assets, to carry on its business as presently conducted and contemplated to be conducted. As of the date of this Agreement, the Organizational Documents of the Acquisition Entities as previously made available by or on behalf of the Acquisition Entities to XPAC are true and correct.

Section 5.2      Capitalization and Voting Rights.

(a)            Capitalization. As of the date of this Agreement, the authorized share capital of PubCo consists of one share (the “PubCo Share”) which is issued and outstanding as of the date of this Agreement. The authorized share capital of Merger Sub 1 consists of one share (the “Merger Sub 1 Share”) which is issued and outstanding as of the date of this Agreement. The authorized share capital of Merger Sub 2 consists of one share (the “Merger Sub 2 Share”) which is issued and outstanding as of the date of this Agreement. The PubCo Ordinary Share, the Merger Sub 1 Share and the Merger Sub 2 Share, and any PubCo Ordinary Shares and shares of Merger Sub 1 and Merger Sub 2 that will be issued pursuant to the Transactions, (i) have been, or will be prior to such issuance, duly authorized and have been, or will be at the time of issuance, validly issued and are fully paid, (ii) were, or will be, issued, in compliance in all material respects with applicable Law, and (iii) were not, and will not be, issued in breach or violation of any preemptive rights or Contract. The PubCo Share is and will continue to be owned by Wilson Ernesto da Silva until the Initial Merger Effective Time, and PubCo owns all Equity Securities in Merger Sub 1 and Merger Sub 2.

(b)            No Other Securities. Except as set forth in Section 5.2(a), (i) no Acquisition Entity has authorized, outstanding or issued any Equity Securities, (ii) no Acquisition Entity is obligated to issue, sell or transfer any Equity Securities, (iii) no Acquisition Entity is a party or subject to any Contract that affects or relates to the voting or giving of written consents with respect to, or the right to cause the redemption, or repurchase of, any Equity Security of such Acquisition Entity, (iv) no Acquisition Entity has granted any registration rights or information rights to any other Person, (v) there are no phantom shares and there are no voting or similar agreements entered into by any Acquisition Entity which relate to the share capital, registered capital or charter capital of such Acquisition Entity, and (vi) no Acquisition Entity has outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or convertible into or exercisable for securities having the right to vote) with the shareholders of such Acquisition Entity on any matter or any agreements to issue such bonds, debentures, notes or other obligations.

(c)            PubCo does not own or control, directly or indirectly, any interest in any corporation, partnership, limited liability company, association or other business entity, other than, as of the date of this Agreement, Merger Sub 1 and Merger Sub 2 and, as of the Acquisition Closing Date, Merger Sub 1 and Newco Surviving Entity and, indirectly, the other Group Companies. Neither Merger Sub 1 nor Merger Sub 2 owns or controls, directly or indirectly, any interest in any corporation, partnership, limited liability company, association or other business entity.

Section 5.3      Corporate Structure; Subsidiaries. No Acquisition Entity is obligated to make any investment in or capital contribution to or on behalf of any other Person other than in connection with the Transactions.

Section 5.4      Authorization. Each Acquisition Entity has all requisite corporate power and authority to enter into, execute, deliver and perform its obligations under this Agreement and the other Transaction Documents to which it is or will be a party and to consummate the transactions contemplated hereunder and thereunder. All corporate actions on the part of each Acquisition Entity necessary for the authorization, execution and delivery of this Agreement and the other Transaction Documents to which it is or will be a party and the performance of all its obligations thereunder (including any board or shareholder approval, as applicable) have been taken, subject to the filing of the Initial Merger Filing Documents and the Acquisition Merger Filing Documents. This Agreement and the other Transaction Document to which an Acquisition Entity is or will be a party is, or when executed by the other parties thereto, will be, valid and legally binding obligations of such Acquisition Entity enforceable against it in accordance with its terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other applicable Laws now or hereafter in effect of general application affecting enforcement of creditors’ rights generally, and (b) as limited by applicable Laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

Section 5.5      Consents; No Conflicts. Assuming the representations and warranties in Article III are true and correct, except (a) for the registration or filing with the Registrar of Companies of the Cayman Islands, the SEC or applicable state blue sky or other securities laws filings with respect to the Transactions, and (b) for such other filings, notifications, notices, submissions, applications, or consents the failure of which to be obtained or made would not have a Company Material Adverse Effect, all filings, notifications, notices, submissions, applications, or consents from or with any Governmental Authority or any other Person required in connection with the valid execution, delivery and performance of this Agreement and the other Transaction Documents, and the consummation of the Transactions, in each case on the part of each Acquisition Entity, have been duly obtained or completed (as applicable) and are in full force and effect. The execution, delivery and performance of this Agreement and the other each Transaction Documents to which it is or will be a party by each Acquisition Entity does not, and the consummation by such Acquisition Entity of the transactions contemplated hereby and thereby will not result in any violation of, be in conflict with, or constitute a default under, require any consent under, or give any Person rights of termination, amendment, acceleration (including acceleration of any obligation of such Acquisition Entity) or cancellation under, (a) (i) any Governmental Order, (ii) any provision of the Organizational Documents of such Acquisition Entity, (iii) any applicable Law, (iv) any Contract to which such Acquisition Entity is a party or by which its assets are bound, or (b) result in the creation of any Security Interest upon any of the properties or assets of such Acquisition Entity other than any restrictions under federal or state securities laws, this Agreement or the Organizational Documents of such Acquisition Entity, except in the case of sub-clauses (i), (iii), and (iv) of clause (a), as has not had, and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of any Acquisition Entity to enter into and perform the Transaction Documents to which it is or will be a party and to consummate the Transactions.

Section 5.6      Absence of Changes. Since the date of its incorporation, each Acquisition Entity has operated its business in the Ordinary Course.

Section 5.7      Actions. Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of any Acquisition Entity to enter into and perform the Transaction Documents to which it is or will be a party and to consummate the Transactions, (a) there is no Action pending or, to the Knowledge of XPAC, threatened in writing against or affecting any Acquisition Entity, and (b) there is no judgment or award unsatisfied against such Acquisition Entity, nor is there any Governmental Order in effect and binding on any Acquisition Entity or its assets or properties.

Section 5.8      Brokers. Except as set forth in Section 3.17 of the Company Disclosure Letter, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission or expense reimbursement in connection with the Transactions contemplated based upon arrangements made by and on behalf of any Acquisition Entity or any of its Affiliates.

Section 5.9      Proxy/Registration Statement. The information supplied by each Acquisition Entity in writing specifically for inclusion in the Proxy/Registration Statement shall not, at (a) the time the Proxy/Registration Statement is declared effective, (b) the time the Proxy/Registration Statement (or any amendment thereof or supplement thereto) is first mailed to the XPAC Shareholders, and (c) the time of the XPAC Shareholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. All documents that an Acquisition Entity is responsible for filing with the SEC in connection with the Transactions will comply as to form and substance in all material respects with the applicable requirements of the Securities Act and the Exchange Act.

Section 5.10      Business Activities. Each Acquisition Entity was formed solely for the purpose of effecting the Transactions and has not engaged in any business activities or conducted any operations other than in connection with the Transactions and has no, and at all times prior to the Acquisition Closing except as expressly contemplated by the Transaction Documents and the Transactions, will have no, assets, liabilities or obligations of any kind or nature whatsoever other than those incident to its formation.

Section 5.11      PIPE Investment.

(a)            On or prior the Initial Merger Effective Time, PubCo shall deliver to XPAC and the Company true, correct and complete copies of any PIPE Subscription Agreement entered into by PubCo. With respect to each PIPE Investor, as of the Initial Merger Effective Time and the Acquisition Effective Time, the PIPE Subscription Agreement with such PIPE Investor will be in full force and effect and shall not have been withdrawn or terminated, or otherwise amended or modified, in any material respect, and no withdrawal or termination, amendment or modification in any material respect shall be contemplated by PubCo. As of the Initial Merger Effective Time and the Acquisition Effective Time, each PIPE Subscription Agreement will be a legal, valid and binding obligation of PubCo and each PIPE Investor, and neither the execution or delivery by any party thereto nor the performance of any party’s obligations under any such PIPE Subscription Agreement will violate any Laws. As of the Initial Merger Effective Time, there shall be no other agreements, side letters, or arrangements between any Acquisition Entity and any PIPE Investor relating to any PIPE Subscription Agreement that could affect in any material respect the obligation of such PIPE Investor to fund the relevant Investment Amount set forth in the PIPE Subscription Agreement of such PIPE Investor and, as of the Initial Merger Effective Time, no Acquisition Entity will know of any facts or circumstances that may reasonably be expected to result in any of the conditions set forth in any PIPE Subscription Agreement not being satisfied, or any Investment Amount not being made available to PubCo, on the Acquisition Closing Date consistent with the terms and conditions hereof, including Section 9.4. As of the Initial Merger Effective Time, no event will have occurred that, with or without notice, lapse of time or both, would constitute a default or breach on the part of an Acquisition Entity under any material term or condition of any PIPE Subscription Agreement and no Acquisition Entity will have a reason to believe that XPAC will be unable to satisfy in all material respects on a timely basis any term or condition of closing to be satisfied by it contained in any PIPE Subscription Agreement. As of the Initial Merger Effective Time and the Acquisition Effective Time, the PIPE Subscription Agreements will contain all of the conditions precedent (other than the conditions contained in the other Transaction Documents) to the obligations of the PIPE Investors to fund the relevant Investment Amount set forth in the PIPE Subscription Agreements on the terms therein.

(b)            Except as set forth in any PIPE Subscription Agreement, no fees, consideration or other discounts will be payable or will have been agreed to be paid by PubCo or any of its Affiliates (including, from and after the Acquisition Closing, the Newco Surviving Entity and its Subsidiaries) to any PIPE Investor or any other Person in respect of the investment by any PIPE Investor.

Section 5.12      Intended Tax Treatment. Merger Sub 1 and Merger Sub 2 have each elected or will elect to be disregarded as an entity separate from PubCo for U.S. federal income tax purposes as of the effective date of its formation and have not subsequently changed such classification. No Acquisition Entity has taken any action (nor permitted any action to be taken), or is aware of any fact or circumstance, that would reasonably be expected to prevent, impair or impede the Intended Tax Treatment (excluding, for the avoidance of doubt, any action, fact or circumstance contemplated under this Agreement or other Transaction Documents).

Section 5.13      Foreign Private Issuer. PubCo is, on the date of this Agreement, and shall be at all times commencing from the date 30 days prior to the first filing of the Proxy/Registration Statement with the SEC through the Acquisition Closing, a foreign private issuer as defined in Rule 405 under the Securities Act.

Section 5.14      Investment Company Act; JOBS Act. No Acquisition Entity is an “investment company” or a Person directly or indirectly “controlled” by or acting on behalf of an “investment company”, in each case within the meaning of the Investment Company Act. PubCo constitutes an “emerging growth company” within the meaning of the JOBS Act.

Section 5.15      No Outside Reliance. Notwithstanding anything contained in this Agreement, each of the Acquisition Entities, and any of their respective equityholders, partners, members or Representatives has made its own investigation of the Group Companies and that neither the Company nor any of its agents or Representatives is making any representation or warranty whatsoever, express or implied, beyond those expressly given by the Company in Article III, including any implied warranty or representation as to condition, merchantability, suitability or fitness for a particular purpose or trade as to any of the assets of the Group Companies. Except as otherwise expressly set forth in this Agreement, such Acquisition Entity understands and agrees that any assets, properties and business of the Company and any of its Subsidiaries and Material Subsidiaries are furnished “as is”, “where is” and subject to and except as otherwise provided in the representations and warranties contained in Article III, with all faults and without any other representation or warranty of any nature whatsoever.

Article VI

COVENANTS OF THE COMPANY

Section 6.1      Conduct of Business. Except (i) as contemplated or permitted by the Transaction Documents, (ii) as required by applicable Law, (iii) as a result of or in connection with COVID-19 or any COVID-19 Measures, (iv) as set forth on Section 6.1 of the Company Disclosure Letter or (v) as consented to by XPAC in writing (which consent shall not be unreasonably conditioned, withheld, delayed or denied), from the date of this Agreement through the earlier of the Acquisition Closing or valid termination of this Agreement pursuant to Article X (the “Interim Period”), the Company (1) shall use commercially reasonable efforts to operate the business of the Group Companies in all material respects in the Ordinary Course, and (2) shall not, and shall not permit its Subsidiaries to:

(a)            (i) amend its memorandum and articles of association or other Organizational Documents (whether by merger, consolidation, amalgamation or otherwise), or (ii) propose or adopt a plan of complete or partial liquidation or dissolution, consolidation, restructuring, recapitalization or other reorganization;

(b)            except for transactions solely among the Group Companies, incur, assume, guarantee or repurchase or otherwise become liable for any indebtedness for borrowed money, issue or sell any debt securities or options, warrants or other rights to acquire debt securities, in a principal amount exceeding $2,000,000 (or its equivalent in any other currency) other than (i) in connection with the refinancing of Indebtedness existing on the date of this Agreement on terms that are not materially more onerous than such existing Indebtedness and without increasing the principal amount thereof (“Permitted Refinancing Indebtedness”), (ii) the incurrence of Permitted Indebtedness, (iii) the incurrence of Additional Permitted Indebtedness (if applicable), (iv) advances for business expenses to employees and loans or advances to customers and suppliers in the Ordinary Course, and (v) in connection with a Receivables Financing;

(c)            transfer, issue, sell, grant, pledge or otherwise dispose of, or amend any agreements (including the Company ESOPs) in relation to, any of its Equity Securities, or any options, warrants, rights of conversion or other rights, agreements, arrangements or commitment obligations to issue, deliver or sell any Equity Securities of any Group Company, in each case, other than (i) the issuance of shares upon exercise of awards under the Company ESOPs in accordance with the existing terms thereof, (ii) the issuance of shares pursuant to obligations incurred by the Company prior to the date hereof as set forth in Section 6.1(c) of the Company Disclosure Letter, or (iii) the September 2021 Company ESOP Amendments;

(d)            except as (i) would not have a Company Material Adverse Effect, (ii) required under the terms of any Benefit Plan existing as of the date of this Agreement, (iii) in the Ordinary Course, or (iv) pursuant to the September 2021 Company ESOP Amendments, (A) amend, modify, adopt, enter into or terminate any Benefit Plan or any benefit or compensation plan, policy, program or Contract that would be a Benefit Plan if in effect as of the date of this Agreement, or (B) take any action to accelerate any payment, right to payment, or benefit, or the funding of any payment, right to payment or benefit, payable or to become payable to any beneficiary thereof;

(e)            sell, lease, exclusively license, transfer, abandon, allow to lapse or dispose of any material property or assets, in any single transaction or series of related transactions, except for (i) transactions pursuant to Contracts entered into in the Ordinary Course, or (ii) other transactions that do not exceed $2,000,000 (or its equivalent in any other currency) individually or in the aggregate, (iii) dispositions of obsolete, surplus or worn out assets that are no longer useful in the conduct of the businesses of the Group Companies, (iv) transactions in connection with a Receivables Financing, or (v) transactions in connection with a the incurrence of Permitted Indebtedness, Permitted Refinancing Indebtedness or Additional Permitted Indebtedness (if applicable);

(f)            merge, consolidate or amalgamate with or into any Person;

(g)            except for transactions solely among the Group Companies, make any acquisition of, or investment in, a business, by purchase of stock, securities or assets, merger or consolidation, or contributions to capital, or loans or advances, in any such case with a value or purchase price in excess of $2,000,000 (or its equivalent in any other currency) individually or in the aggregate;

(h)            settle any Action by any Governmental Authority or any other third-party material to the business of the Company in excess of $1,000,000 (or its equivalent in any other currency);

(i)            split, combine or reclassify any shares of its share capital, (ii) redeem, repurchase, cancel or otherwise acquire or offer to redeem, repurchase, or otherwise acquire any of its Equity Securities, except for the redemption of Equity Securities issued under the Company ESOPs in accordance with repurchase rights existing on the date of this Agreement and the transactions contemplated by the Company Reorganization, (iii) declare, set aside, make or pay any dividend or other distribution, payable in cash, shares, property or otherwise, with respect to any of its share capital, or (iv) amend any term or alter any rights of any of its outstanding Equity Securities;

(j)            authorize, make or incur any capital expenditures or obligations or liabilities in connection therewith, other than any capital expenditures or obligations or liabilities in an amount not to exceed $2,000,000 (or its equivalent in any other currency) in the aggregate;

(k)            enter into any Material Contract, or amend any such Material Contract in any material respect, in each case in a manner that is adverse to any of the Group Companies taken as a whole, except (i) in the Ordinary Course, including, without limitation, new Contracts with customers, irrespective of amount, provided such Contracts are entered into in the Ordinary Course, (ii) in connection with the repayment or termination of existing Indebtedness, (iii) in connection with the incurrence of Permitted Refinancing Indebtedness, or Permitted Indebtedness or Additional Permitted Indebtedness (if applicable), (iv) in connection with a Receivables Financing, or (v) for entering into any new Material Contract that does not aggregate for any such new Material Contract more than $1,000,000 (or its equivalent in any other currency) of value or obligations above the applicable threshold set forth in the definition of “Material Contract”; provided, however, that to the extent that another sub-section of this Section 6.1 would permit the entry into of a Material Contract in a higher monetary threshold than in the definition of “Material Contract”, then this Section 6.1(k) shall not prevent the entry into of such Material Contract in such higher monetary threshold;

(l)            voluntarily terminate, suspend, abrogate, amend or modify any Material Permit in a manner materially adverse to any of the Group Companies except in the Ordinary Course;

(m)            make any material change in its accounting principles, methods or practices unless required by IFRS or as is necessary to maintain compliance with PCAOB auditing standards;

(n)            enter into, renew or amend any PIPE Subscription Agreement; or

(o)            enter into any transaction, agreement, arrangement or otherwise make a commitment to do any of the foregoing (except to the extent that such a transaction, agreement, arrangement or commitment would be permitted by a subsection of the foregoing Section 6.1).

Notwithstanding any other provision of this Agreement, any Group Company shall be permitted to incur Indebtedness in excess of the maximum amount of Permitted Indebtedness (“Additional Permitted Indebtedness”): (a) without the consent of XPAC if, as of immediately prior to the Acquisition Closing, to the extent that the Company Consolidated Net Debt shall have increased by more than R$200,000,000 as compared to the Company Consolidated Net Debt on the date of this Agreement, then such excess of Company Consolidated Net Debt (the “Excess of Permitted Indebtedness”) shall reduce the Acquisition Closing Equity Value on a dollar-for-dollar basis, as provided for in the definition of “Acquisition Closing Equity Value” set forth in Section 1.1, or (b) if XPAC consents in writing to the incurrence of an amount of such Indebtedness in excess of the maximum amount of Permitted Indebtedness with express reference to the definition of Additional Permitted Indebtedness in such consent.

For the avoidance of doubt, if any action taken or refrained from being taken by the Company or any Subsidiary is covered by any subsection of this Section 6.1 and not prohibited thereunder, the taking or not taking of such action shall not be deemed to be in violation of any other subsection of this Section 6.1.

Section 6.2      Access to Information. Upon reasonable prior notice and subject to applicable Law, from the date of this Agreement until the Acquisition Effective Time, the Company shall, and shall cause each of the Group Companies and each of their respective officers, directors and employees to, and shall use its commercially reasonable efforts to cause its Representatives to, afford XPAC and its officers, directors, employees and Representatives, following notice from XPAC in accordance with this Section 6.2, reasonable access during normal business hours to the officers, employees, agents, properties, offices and other facilities, books and records of the Company and each Group Company, and all other financial, operating and other data and information as shall be reasonably requested, in each case, for the purpose of effecting the Transactions; provided, however, that in each case, the Company shall not be required to disclose any document or information, or permit any inspection, that would, in the reasonable judgment of the Company, (a) result in the disclosure of any trade secrets or violate the terms of any confidentiality provisions in any agreement with a third party, (b) result in a violation of applicable Law, including any fiduciary duty, (c) waive the protection of any attorney-client privilege, or (d) result in the disclosure of any sensitive or personal information that would expose the Company to the risk of Liabilities, including a potential failure to comply with the requirements of Section 6.8 and Section 7.7. All information and materials provided pursuant to this Agreement will be subject to the provisions of the NDA, will be granted under conditions that shall not unreasonably interfere with the business and operations of the parties to this Agreement or their respective Representatives, and may, at the Company’s option, be provided via a remote or digital medium and shall be subject to any applicable COVID-19 Measures.

Section 6.3      Acquisition Proposals and Alternative Transactions. During the Interim Period, except as contemplated by the Transaction Documents, the Company shall not, and it shall cause each Group Company and each of their respective Controlled Affiliates and its and their respective Representatives not to, directly or indirectly: (a) solicit, initiate, submit, facilitate (including by means of furnishing or disclosing information), discuss or negotiate, directly or indirectly, any inquiry, proposal or offer (written or oral) with any third-party (including any Competing SPAC) with respect to a Company Acquisition Proposal; (b) furnish or disclose any non-public information to any third-party (including to any Competing SPAC) in connection with or that would reasonably be expected to lead to a Company Acquisition Proposal; (c) enter into any agreement, arrangement or understanding with any third party (including a Competing SPAC) regarding a Company Acquisition Proposal; (d) prepare or take any steps in connection with a public offering of any Equity Securities of any Group Company, or a newly-formed holding company or Subsidiary of any Group Company, or (d) otherwise cooperate in any way with, or assist or participate in, or knowingly facilitate or encourage any effort or attempt by any Person to do or seek to do any of the foregoing.

Section 6.4      D&O Indemnification and Insurance.

(a)            From and after the Acquisition Closing, the Newco Surviving Entity, Merger Sub 1 and PubCo shall jointly and severally indemnify and hold harmless each present and former director and officer of the Company, any of its Subsidiaries, XPAC and any Acquisition Entity (in each case, solely to the extent acting in his or her capacity as such and to the extent such activities are related to the business of the Company, its Subsidiaries, XPAC or such Acquisition Entity, respectively) (the “D&O Indemnified Parties”) against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or Liabilities incurred in connection with any Action, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters existing or occurring at or prior to the Acquisition Closing, whether asserted or claimed prior to, at or after the Acquisition Closing, to the fullest extent that the Company, its Subsidiaries, XPAC or such Acquisition Entity, respectively, would have been permitted under applicable Law and its respective certificate of incorporation, certificate of formation, bylaws, limited liability company agreement, limited liability partnership agreement, limited liability limited partnership agreement or other Organizational Documents in effect on the date of this Agreement to indemnify such D&O Indemnified Parties (including the advancing of expenses as incurred to the fullest extent permitted under applicable Law). Without limiting the foregoing, the Newco Surviving Entity and PubCo shall, and shall cause their Subsidiaries to, and Merger Sub 1 shall (i) maintain for a period of not less than six years from the Acquisition Closing provisions in their certificates of incorporation, certificates of formation, bylaws, limited liability company agreements, limited liability partnership agreements, limited liability limited partnership agreements and other Organizational Documents concerning the indemnification and exoneration (including provisions relating to expense advancement) of the Newco Surviving Entity and its Subsidiaries’ or XPAC’s and each Acquisition Entity’s, respectively, former and current officers, directors, employees, and agents that are no less favorable to those Persons than the provisions of the certificate of incorporation, certificate of formation, bylaws, limited liability company agreement, operating agreement, limited liability partnership agreement, limited liability limited partnership agreement and other Organizational Documents of the Newco Surviving Entity and its Subsidiaries, XPAC or such Acquisition Entity, respectively, in each case, as of the date of this Agreement, and (ii) not amend, repeal or otherwise modify such provisions in any respect that would adversely affect the rights of those Persons thereunder, in each case, except as required by Law.

(b)            For a period of six years from the Acquisition Closing, each of PubCo, the Newco Surviving Entity and Merger Sub 1 shall (and the Newco Surviving Entity shall cause its Subsidiaries to) maintain in effect directors’ and officers’ liability insurance covering those Persons who are currently covered by the Company’s, any of its Subsidiaries’, XPAC’s, or any Acquisition Entity’s, respectively, directors’ and officers’ liability insurance policies (including, in any event, the D&O Indemnified Parties) on terms not less favorable than the terms of such current insurance coverage; provided, however, that (i) each of PubCo, the Newco Surviving Entity and Merger Sub 1 may cause coverage to be extended under the current directors’ and officers’ liability insurance by obtaining a six-year “tail” policy with respect to claims existing or occurring at or prior to the Acquisition Closing and if and to the extent such policies have been obtained prior to the Acquisition Closing with respect to any such Persons, the Newco Surviving Entity, Merger Sub 1 and PubCo, respectively, shall maintain such policies in effect and continue to honor the obligations thereunder, and (ii) if any claim is asserted or made within such six-year period, any insurance required to be maintained under this Section 6.4(b) shall be continued in respect of such claim until the final disposition thereof.

(c)            Notwithstanding anything contained in this Agreement to the contrary, this Section 6.4 shall survive the Acquisition Closing indefinitely and shall be binding, jointly and severally, on the Newco Surviving Entity, Merger Sub 1 and PubCo and all of their respective successors and assigns. In the event that the Newco Surviving Entity, Merger Sub 1, PubCo or any of their respective successors or assigns consolidates with or merges into any other Person and shall not be the continuing or surviving company or entity of such consolidation or merger or transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, the Newco Surviving Entity, Merger Sub 1 or PubCo, respectively, shall ensure (and each of PubCo, Merger Sub 1 and the Newco Surviving Entity shall cause its Subsidiaries to ensure) that proper provision shall be made so that the successors and assigns of the Newco Surviving Entity, Merger Sub 1 or PubCo as the case may be, shall succeed to the obligations set forth in this Section 6.4.

(d)            The provisions of Sections 6.4(a) through (c): (i) are intended to be for the benefit of, and shall be enforceable by, each Person who is now, or who has been at any time prior to the date of this Agreement or who becomes prior to the Acquisition Closing, a D&O Indemnified Party, his or her heirs and his or her personal representatives, (ii) shall be binding on the Newco Surviving Entity, Merger Sub 1 and PubCo and their respective successors and assigns, (iii) are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such Person may have, whether pursuant to Law, Contract, Organizational Documents, or otherwise, and (iv) shall survive the consummation of the Acquisition Closing and shall not be terminated or modified in such a manner as to adversely affect any D&O Indemnified Party without the consent of such D&O Indemnified Party.

Section 6.5      Notice of Developments. From and after the date of this Agreement until the earlier of the Acquisition Closing or the termination of this Agreement in accordance with its terms, the Company shall promptly (and in any event prior to the Acquisition Closing) notify XPAC in writing, and XPAC shall promptly (and in any event prior to the Acquisition Closing) notify the Company in writing, upon any of the Group Companies or XPAC, as applicable, becoming aware (awareness being determined with reference to the Knowledge of the Company or the Knowledge of XPAC, as the case may be) (i) of the occurrence or non-occurrence of any event the occurrence or non-occurrence of which has caused or is reasonably likely to cause any condition to the obligations of any party to effect the Transactions not to be satisfied, or (ii) of any notice or other communication from any Governmental Authority which is reasonably likely to have a material adverse effect on the ability of the parties hereto to consummate the Transactions or to materially delay the timing thereof. The delivery of any notice pursuant to this Section 6.5 shall not cure any breach of any representation or warranty requiring disclosure of such matter or any breach of any covenant, condition or agreement contained in this Agreement or any other Transaction Document or otherwise limit or affect the rights of, or the remedies available to, XPAC or the Company, as applicable. Notwithstanding anything to the contrary contained herein, any failure to give such notice pursuant to this Section 6.5 shall not give rise to any liability of the Company or XPAC or be taken into account in determining whether the conditions in Article IX have been satisfied or give rise to any right of termination set forth in Article X.

Section 6.6      Financial Statements and Financial Information.

(a)            As promptly as reasonably practicable after the date of this Agreement, the Company shall deliver to XPAC and PubCo, for inclusion in the Proxy/Registration Statement (i) the Company PCAOB Financial Statements and consent of the Independent Auditors to use such Company PCAOB Financial Statements in the Proxy/Registration Statement, and (ii) any other audited and unaudited consolidated balance sheets and the related audited or unaudited consolidated accounts of any of the Group Companies that are required to be included in the Proxy/Registration Statement

(b)            Each of the Company, XPAC and PubCo shall each use its reasonable best efforts (i) to assist the other in preparing in a timely manner any other financial information or statements (including customary pro forma financial statements) that are required to be included in the Proxy/Registration Statement and any other filings to be made by XPAC or PubCo with the SEC in connection with the Transactions, and (ii) to obtain the consents of their respective auditors with respect thereto as may be required by applicable Law or requested by the SEC in connection therewith.

(c)            From the date hereof until the Acquisition Closing Date, to the extent reasonably available to the Company in connection with the preparation of the Company’s quarterly financial information to be provided to the Company Board in the Ordinary Course, the Company shall furnish to XPAC unaudited condensed consolidated balance sheet data, statements of income (loss) data and cash flow data of the Company for each quarterly period completed after the date hereof no later than 45 days following the end of each such quarterly period, in each case, prepared from the books and records of the Group Companies and, in all material respects, in conformity with the Company’s internal managerial accounting practices.

Section 6.7      No Trading. The Company acknowledges and agrees that it is aware, and that the other Group Companies have been made aware of the restrictions imposed by U.S. federal securities laws and the rules and regulations of the SEC promulgated thereunder or otherwise and other applicable foreign and domestic Laws on a Person possessing material nonpublic information about a publicly traded company. The Company hereby agrees that it shall not purchase or sell any securities of XPAC in violation of such Laws, or cause or encourage any Person to do the foregoing.

Section 6.8      Company Transaction Expenses. The Company shall use reasonable efforts to keep the aggregate amount of Company Transactions Expenses below the Company Expenses Cap. The Company agrees to notify XPAC as promptly as practicable after it obtains actual knowledge of any expenditure or commitment incurred by any Group Company that would reasonably be expected to result in the Company incurring Company Transaction Expenses materially in excess of the Company Expenses Cap, and shall use commercially reasonable efforts to keep XPAC reasonably informed of such events.

Section 6.9      Company Shareholder Meetings.

(a)            No later than the Business Day following the execution and delivery of this Agreement, the Company Board shall convene a meeting of the Company Shareholders as soon as practicable in order for such meeting to duly approve the Company Shareholder Approval. Within twenty (20) days following the execution and delivery of this Agreement, the Company shall take and carry out any and all necessary measures to hold a shareholders meeting of the Company and employ its reasonable efforts to obtain the approval from the Company Shareholders of the adoption of this Agreement, the other Transaction Documents to which the Company is a party and the consummation of the Transactions contemplated hereby and thereby, including approval of the execution of this Agreement, the other Transaction Documents to which the Company is a party and the authorization and ratification of all acts performed or required to be performed by the officers of the Company for the signing and execution of this Agreement and the Transaction Documents to which the Company is a party (the “Company Minutes”).

(b)            The Company shall deliver to XPAC (i) on the Business Day following the execution and delivery of this Agreement, a copy of the signed Investment Agreement executed by the Company and certain Company Shareholders collectively representing no less than ninety-five percent (95%) of the Company Shares outstanding (on a Fully Diluted Basis) both (1) on the date of the Investment Agreement, and (2) immediately prior to the Pre-Closing Exchange, within twenty (20) days following the execution and delivery of this Agreement, and (ii) a copy of the minutes of the shareholders’ meeting of the Company held by the Company Shareholders, confirming an approval of the Company Minutes by Company Shareholders and amending the September 2021 Company ESOP to enable the Company to carry out the transactions contemplated by Section 2.4 (the “Company Shareholder Approval”).

(c)            The Company shall take and carry out any and all necessary measures to hold a further shareholders meeting of the Company on or prior to the Acquisition Closing Date and employ its reasonable efforts to obtain such further approvals from the Company Shareholders that may be necessary for the Company to consummate the Transactions contemplated by this Agreement and the other Transaction Documents to which the Company is a party that may not have been possible or reasonably practicable under applicable Law to have been provided for as part of the Company Shareholder Approval.

Section 6.10      Requisite Financing Document Amendments.

(a)            The Company shall, and shall procure that the Group Companies shall, use their commercially reasonable efforts to obtain, on or prior to the Acquisition Closing, duly executed waivers, amendments, prepayments (which may include any prepayments to be made upon the Acquisition Effective Time using any Investment Amount or any remaining amounts in the Trust Account that are made available to PubCo pursuant to the terms of this Agreement) or termination of the Contracts set forth in Section 6.10 of the Company Disclosure Letter in order that the consummation of the Transactions does not and will not result in any violation of, be in conflict with, or constitute a default under, require any consent under, or give any Person rights of termination, amendment, acceleration or cancellation under any Contracts relating to, representing or governing Indebtedness of any Group Company that will be outstanding at the Acquisition Closing.

(b)            Without prejudice to the generality of Section 6.10(a), within 60 days after the date of this Agreement, the Company shall deliver to the relevant lenders and financing providers (or agents or fiduciaries in connection with such financings) (as applicable) requests for waivers or amendments (as applicable) to the Contracts set forth in Section 6.10 of the Company Disclosure Letter so that the consummation of the Transactions will not result in any violation of, be in conflict with, or constitute a default under, require any consent under, or give any Person rights of termination, amendment, acceleration or cancellation under, any such Contract.

Article VII

COVENANTS OF XPAC

Section 7.1      Trust Account Proceeds and Related Available Equity. Upon satisfaction or waiver of the conditions set forth in Article IX and provision of notice thereof to the Trustee (which notice XPAC shall provide to the Trustee in accordance with the terms of the Trust Agreement), (a) in accordance with and pursuant to the Trust Agreement, at the Acquisition Closing, Merger Sub 1 (as the surviving company in the Initial Merger) (i) shall cause any documents, opinions and notices required to be delivered to the Trustee pursuant to the Trust Agreement to be so delivered, and (ii) shall cause the Trustee to, and the Trustee shall thereupon be obligated to, (A) pay as and when due all amounts payable to XPAC Shareholders pursuant to XPAC Share Redemptions, and (B) immediately thereafter, pay (1) for income tax or franchise tax obligations of XPAC prior to the Acquisition Closing, (2) all XPAC Transaction Expenses to be paid pursuant to the terms of this Agreement (subject to any adjustments described in Section 2.5(b)(ii) and Section 2.5(b)(iii)), and (3) all thereafter remaining amounts then available in the Trust Account to PubCo for immediate use, and (b) thereafter, the Trust Account shall terminate, except as otherwise provided therein.

Section 7.2      Nasdaq Listing. From the date of this Agreement through the closing of the Initial Merger, XPAC shall ensure XPAC remains listed as a public company on Nasdaq.

Section 7.3      Conduct of Business. Except (i) as contemplated or permitted by the Transaction Documents, (ii) as required by applicable Law, (iii) as a result of or in connection with COVID-19 or any COVID-19 Measures, (iv) as set forth on Section 7.3 of the XPAC Disclosure Letter or (v) as consented to by the Company in writing (which consent with respect to the matters set forth in Section 7.3(e), (f), (g) and (i) shall not be unreasonably conditioned, withheld, delayed or denied), during the Interim Period, XPAC and each Acquisition Entity (y) shall operate its business in the Ordinary Course, and (z) shall not:

(a)            (i) with respect to XPAC only, seek any approval from XPAC Shareholders to change, modify or amend the Trust Agreement or the XPAC Articles of Association, except as contemplated by the Transaction Proposals, or (ii) change, modify or amend the Trust Agreement or their respective Organizational Documents, except as expressly contemplated by the Transaction Proposals;

(b)            (i) make or declare any dividend or distribution to XPAC Shareholders or make any other distributions in respect of any of its capital stock, share capital or Equity Securities, (ii) split, combine, reclassify or otherwise amend any terms of any shares or series of its capital stock or Equity Securities, or (iii) purchase, repurchase, redeem or otherwise acquire any of its issued and outstanding share capital, outstanding shares of capital stock or membership interests, warrants or other Equity Securities, other than a redemption of XPAC Class A Ordinary Shares made as part of XPAC Share Redemptions;

(c)            merge, consolidate or amalgamate with or into, or acquire (by purchasing a substantial portion of the assets of or equity in, or by any other manner) any other Person or be acquired by any other Person;

(d)            make or change any material election in respect of material Taxes, except to comply with GAAP or applicable Law;

(e)            other than pursuant to and in compliance with Section 8.3 or Section 8.4, enter into, renew or amend in any material respect, any transaction, PIPE Subscription Agreement or material Contract, except for material Contracts entered into in the Ordinary Course; provided, however, that notwithstanding anything to the contrary contained in this Agreement, even if done in the Ordinary Course, XPAC shall not enter into, renew or amend in any respect, any transaction or Contract involving an affiliate (as defined in Rule 405 under the Securities Act) of XPAC, the Sponsor or any Affiliate of the Sponsor, in each case except as expressly provided in the Transaction Documents;

(f)            incur, guarantee or otherwise become liable for (whether directly, contingently or otherwise) any Indebtedness or other material Liability in a principal amount or amount, as applicable, exceeding $2,000,000 (or its equivalent in any other currency) in the aggregate, other than (i) Indebtedness or other Liabilities expressly contemplated by this Agreement, including as set out in the XPAC Disclosure Letter, or (ii) Liabilities that qualify as XPAC Transaction Expenses;

(g)            make any change in its accounting principles or methods unless required by GAAP;

(h)            (i) issue any Equity Securities, or (ii) grant any options, warrants or other equity-based awards;

(i)            settle or agree to settle any litigation, action, proceeding or investigation before any Governmental Authority or that imposes injunctive or other non-monetary relief on XPAC or an Acquisition Entity;

(j)            form any Subsidiary;

(k)            liquidate, dissolve, reorganize or otherwise wind-up the business and operations of XPAC; or

(l)            enter into any transaction, agreement, arrangement or otherwise make a commitment to do any of the foregoing (except to the extent that such a transaction, agreement, arrangement or commitment would be permitted by a subsection of the foregoing Section 7.3);

provided, however, that during the period from the Initial Closing through the Acquisition Closing, Merger Sub 1 shall not take any action except as required or contemplated by this Agreement or the other Transaction Documents.

Section 7.4      Acquisition Proposals and Alternative Transactions. During the Interim Period, XPAC will not, and it will cause its Affiliates and its and their respective Representatives not to, directly or indirectly: (a) solicit, initiate, submit, facilitate (including by means of furnishing or disclosing information), discuss or negotiate, directly or indirectly, any inquiry, proposal or offer (written or oral) with respect to a XPAC Acquisition Proposal, (b) furnish or disclose any non-public information to any person or entity in connection with or that could reasonably be expected to lead to a XPAC Acquisition Proposal, (c) enter into any agreement, arrangement or understanding regarding a XPAC Acquisition Proposal, or (d) otherwise cooperate in any way with, or assist or participate in, or knowingly facilitate or encourage any effort or attempt by any Person to do or seek to do any of the foregoing.

Section 7.5      XPAC Public Filings. From the date of this Agreement through the Acquisition Closing, each of XPAC will use reasonable efforts to keep current, accurate and timely file all reports required to be filed or furnished with the SEC and otherwise comply in all material respects with its reporting obligations under applicable Laws.

Section 7.6      Section 16 Matters. Prior to the Acquisition Closing Date, XPAC shall take all such steps (to the extent permitted under applicable Law) as are reasonably necessary to cause any acquisition or disposition of PubCo Ordinary Shares or any derivative thereof that occurs or is deemed to occur by reason of or pursuant to the Transactions (including any PIPE Investments and any Additional Permitted Financings) by each Person who is or will be or may become subject to Section 16 of the Exchange Act with respect to PubCo, including by virtue of being deemed a director by deputization, to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 7.7      XPAC Transaction Expenses. XPAC shall use reasonable efforts to keep the aggregate amount of XPAC Transactions Expenses below the XPAC Expenses Cap. XPAC agrees to notify the Company as promptly as practicable after it obtains actual knowledge of any expenditure or commitment incurred by XPAC that would reasonably be expected to result in XPAC incurring XPAC Transaction Expenses materially in excess of the XPAC Expenses Cap, and shall use commercially reasonable efforts to keep the Company reasonably informed of such events.

Article VIII

JOINT COVENANTS

Section 8.1      Regulatory Approvals; Other Filings.

(a)            Each of the Company, XPAC and the Acquisition Entities shall use their commercially reasonable efforts to cooperate in good faith with any Governmental Authority and to undertake promptly any and all action required to obtain any necessary or advisable regulatory approvals, consents, Actions, nonactions or waivers in connection with the Transactions (collectively, the “Regulatory Approvals”) as soon as practicable and any and all action necessary to consummate the Transactions as contemplated hereby. Each of the Company, XPAC and the Acquisition Entities shall use commercially reasonable efforts to cause the expiration or termination of the waiting, notice or review periods under any applicable Regulatory Approval with respect to the Transactions as promptly as possible after the execution of this Agreement. All filings and submissions made with any Governmental Authority in connection with this Section 8.1 shall be made in compliance with the requirements of applicable Law.

(b)            With respect to each of the Regulatory Approvals and any other requests, inquiries, Actions or other proceedings by or from Governmental Authorities, each of the Company, XPAC and the Acquisition Entities shall (i) diligently and expeditiously defend and use commercially reasonable efforts to obtain any necessary clearance, approval, consent or Regulatory Approval under any applicable Laws prescribed or enforceable by any Governmental Authority for the Transactions and to resolve any objections as may be asserted by any Governmental Authority with respect to the Transactions (including using commercially reasonable efforts to avoid or remove any conditions, restrictions or impediments to which any Regulatory Approval is subject), and (ii) cooperate fully with each other in the defense of such matters. To the extent not prohibited by Law, the Company shall promptly furnish to XPAC, and XPAC and the Acquisition Entities shall promptly furnish to the Company, copies of any material, substantive notices or written communications received by such party or any of its Affiliates from any Governmental Authority with respect to the Transactions, and each such party shall permit counsel to the other parties an opportunity to review in advance, and each such party shall consider in good faith the views of such counsel in connection with, any proposed material, substantive written communications by such party or its Affiliates to any Governmental Authority concerning the Transactions; provided, however, that none of XPAC or any of the Acquisition Entities shall enter into any agreement with any Governmental Authority relating to any Regulatory Approval contemplated in this Agreement without the written consent of the Company; provided, further, that neither the Company, any Acquisition Entity nor XPAC shall enter into any agreement with any Governmental Authority with respect to the Transactions which (i) as a result of its terms delays in any material respect the consummation of, or prohibits, the Transactions, or (ii) adds any condition to the consummation of the Transactions, in any such case, without the prior written consent of (A) XPAC in case such agreement is entered into by a the Company or an Acquisition Entity, or (B) the Company, in case such agreement is entered into by XPAC. To the extent not prohibited by Law, the Company agrees to provide XPAC and its counsel, and XPAC agrees to provide to and its counsel, the opportunity, to the extent practical, on reasonable advance notice, to participate in any material substantive meetings or discussions, either in person or by telephone, between such party or any of its Affiliates or Representatives, on the one hand, and any Governmental Authority, on the other hand, concerning or in connection with the Transactions. Each of the Company, XPAC and the Acquisition Entities agrees to make all filings, to provide all information required of such party and to reasonably cooperate with each other, in each case, in connection with the Regulatory Approvals; provided, further, that such party shall not be required to provide information to the extent that (w) any applicable Law requires it or its Affiliates to restrict or prohibit access to such information, (x) in the reasonable judgment of such party, the information is subject to confidentiality obligations to a third party, (y) in the reasonable judgment of such party, the information is commercially sensitive and disclosure of such information would have a material impact on the business, results of operations or financial condition of such party, or (z) disclosure of any such information would reasonably be likely to result in the loss or waiver of the attorney-client, work product or other applicable privilege.

(c)            Subject to Section 11.6, the Company, on the one hand, and XPAC, on the other, shall each be responsible for and pay one-half of the filing fees payable to the Governmental Authorities and the Exchange Agent in connection with the Transactions, including such filing fees payable by an Acquisition Entity.

Section 8.2      Preparation of Proxy/Registration Statement; XPAC Shareholders’ Meeting and Approvals; Approvals/Other Filings.

(a)            Proxy/Registration Statement.

(i)            As promptly as reasonably practicable after the execution of this Agreement, XPAC, the Acquisition Entities and the Company shall prepare, and PubCo shall file or confidentially submit with the SEC, a registration statement on Form F-4 (as amended or supplemented from time to time, and including the Proxy Statement, the “Proxy/Registration Statement”) relating to the XPAC Shareholders’ Meeting to approve and adopt: (A) the Business Combination, this Agreement and the other Transaction Documents, the Mergers and the other Transactions, (B) any other proposals as the SEC (or staff member thereof) may indicate are necessary in its comments to the Proxy/Registration Statement or correspondence related thereto, (C) any other proposals as reasonably agreed by XPAC and the Company to be necessary or appropriate in connection with the transactions contemplated hereby, and (D) adjournment of the XPAC Shareholders’ Meeting, if necessary, to permit further solicitation of proxies because there are not sufficient votes to approve and adopt any of the foregoing (such proposals in (A) through (D), collectively, the “Transaction Proposals”). XPAC, the Acquisition Entities and the Company each shall use their commercially reasonable efforts to (1) cause the Proxy/Registration Statement when filed by PubCo with, or confidentially submitted to, the SEC to comply in all material respects with all Laws applicable thereto and rules and regulations promulgated by the SEC, (2) respond as promptly as reasonably practicable to and resolve all comments received from the SEC concerning the Proxy/Registration Statement, (3) cause the Proxy/Registration Statement to be declared effective under the Securities Act as promptly as practicable, and (4) keep the Proxy/Registration Statement effective as long as is necessary to consummate the Transactions. Prior to the effective date of the Proxy/Registration Statement, the Company, XPAC and PubCo shall take all or any action required under any applicable federal or state securities Laws in connection with the issuance of PubCo Ordinary Shares pursuant to this Agreement. Each of the Company, XPAC and PubCo also agrees to use its commercially reasonable efforts to obtain all necessary state securities law or “Blue Sky” permits and approvals required to carry out the Transactions, and the Company shall furnish all information concerning the Group Companies and any of their respective members or shareholders as may be reasonably requested in connection with any such action. As promptly as practicable after finalization and effectiveness of the Proxy/Registration Statement, XPAC shall use reasonable best efforts to within five Business Days thereof, mail the Proxy/Registration Statement to the XPAC Shareholders. Each of XPAC, PubCo and the Company shall furnish to the other parties all information concerning itself, its Subsidiaries, officers, directors, managers, shareholders, and other equityholders and information regarding such other matters as may be reasonably necessary or advisable or as may be reasonably requested in connection with the Proxy/Registration Statement, or any other statement, filing, notice or application made by or on behalf of XPAC, PubCo, the Company or their respective Affiliates to any regulatory authority (including Nasdaq) in connection with the Transactions. Subject to Section 11.6, the Company, on the one hand, and XPAC, on the other, shall each be responsible for and pay one-half of the cost for the preparation, filing and mailing of the Proxy/Registration Statement and other related fees.

(ii)            The Company, XPAC and PubCo shall each use its reasonable best efforts (i) to assist the other in preparing in a timely manner any other financial information or statements (including customary pro forma financial statements) that are required to be included in the Proxy/Registration Statement and any other filings to be made by XPAC or PubCo with the SEC in connection with the Transactions, and (ii) to obtain the consents of its auditors with respect thereto as may be required by applicable Law or requested by the SEC in connection therewith.

(iii)            Any filing of, or amendment or supplement to, the Proxy/Registration Statement will be mutually prepared and agreed upon by XPAC, PubCo and the Company. XPAC and PubCo will advise the Company, promptly after receiving notice thereof, of the time when the Proxy/Registration Statement has become effective or any supplement or amendment has been filed, of the issuance of any stop order, of the suspension of the qualification of PubCo Ordinary Shares to be issued or issuable in connection with this Agreement for offering or sale in any jurisdiction, or of any request by the SEC for amendment of the Proxy/Registration Statement or comments thereon and responses thereto or requests by the SEC for additional information and responses thereto, and shall provide the Company a reasonable opportunity to provide comments and amendments to any such filing. XPAC, PubCo and the Company shall cooperate and mutually agree upon (such agreement not to be unreasonably conditioned, withheld, delayed or denied), any response to comments of the SEC or its staff with respect to the Proxy/Registration Statement and any amendment to the Proxy/Registration Statement filed in response thereto.

(iv)            If, at any time prior to the Acquisition Effective Time, any event or circumstance relating to XPAC, an Acquisition Entity or their respective officers or directors, should be discovered by XPAC or an Acquisition Entity which should be set forth in an amendment or a supplement to the Proxy/Registration Statement, XPAC or PubCo, as the case may be, shall promptly inform the Company. If, at any time prior to the Acquisition Effective Time, any event or circumstance relating to any of the Group Companies or their respective officers or directors, should be discovered by the Company which should be set forth in an amendment or a supplement to the Proxy/Registration Statement, the Company shall promptly inform XPAC and PubCo. Thereafter, XPAC, PubCo and the Company shall promptly cooperate in the preparation and filing by PubCo of an appropriate amendment or supplement to the Proxy/Registration Statement describing or correcting such information and XPAC and PubCo shall promptly file such amendment or supplement with the SEC and, to the extent required by Law, disseminate such amendment or supplement to the XPAC Shareholders.

(b)            XPAC Shareholders’ Approval.

(i)            Prior to or as promptly as practicable after the Proxy/Registration Statement is declared effective under the Securities Act, XPAC shall establish a record date for, duly call, give notice of, convene and hold a meeting of the XPAC Shareholders (including any adjournment or postponement thereof, the “XPAC Shareholders’ Meeting”) to be held as promptly as reasonably practicable following the date that the Proxy/Registration Statement is declared effective under the Securities Act for the purpose of voting on the Transaction Proposals and obtaining the XPAC Shareholders’ Approval (including any adjournment or postponement of such meeting for the purpose of soliciting additional proxies in favor of the adoption of this Agreement), providing XPAC Shareholders with the opportunity to elect to effect a XPAC Share Redemption and such other matter as may be mutually agreed by XPAC and the Company. XPAC will use its reasonable best efforts to (A) solicit from its shareholders proxies in favor of the adoption of the Transaction Proposals, including the XPAC Shareholders’ Approval, and will take all other action necessary or advisable to obtain such proxies and XPAC Shareholders’ Approval, and (B) to obtain the vote or consent of its shareholders required by and in compliance with all applicable Law, Nasdaq rules and the XPAC Articles of Association. XPAC (A) shall consult with the Company regarding the record date and the date of the XPAC Shareholders’ Meeting, and (B) shall not adjourn or postpone the XPAC Shareholders’ Meeting without the prior written consent of the Company (which consent shall not be unreasonably conditioned, withheld, delayed or denied); provided, however, that XPAC shall adjourn or postpone the XPAC Shareholders’ Meeting (1) to the extent necessary to ensure that any supplement or amendment to the Proxy/Registration Statement that XPAC reasonably determines (following consultation with the Company, except with respect to any Company Acquisition Proposal) is necessary to comply with applicable Laws, is provided to the XPAC Shareholders in advance of a vote on the adoption of this Agreement, (2) if, as of the time that the XPAC Shareholders’ Meeting is originally scheduled, there are insufficient XPAC Shares represented at such meeting (either in person or by proxy) to constitute a quorum necessary to conduct the business of the XPAC Shareholders’ Meeting, or (3) if, as of the time that the XPAC Shareholders’ Meeting is originally scheduled, adjournment or postponement of the XPAC Shareholders’ Meeting is necessary to enable XPAC to solicit additional proxies required to obtain XPAC Shareholders’ Approval; provided further, however, that XPAC shall adjourn or postpone on not more than three occasions and so long as the date of the XPAC Shareholders’ Meeting is not adjourned or postponed more than an aggregate of 45 consecutive days in connection with such adjournment or postponement, and XPAC shall not be entitled to adjourn or postpone the XPAC Shareholders’ Meeting without the prior written consent of the Company if the events described in clauses (2) and (3) results from a violation by XPAC, Sponsor or their respective Affiliates of any Transaction Documents.

(ii)            The Proxy/Registration Statement shall include a statement to the effect that XPAC Board has unanimously recommended that the XPAC Shareholders vote in favor of the Transaction Proposals at the XPAC Shareholders’ Meeting (such statement, the “XPAC Board Recommendation”) and neither the XPAC Board nor any committee thereof shall withhold, withdraw, qualify, amend or modify, or publicly propose or resolve to withhold, withdraw, qualify, amend or modify, the XPAC Board Recommendation.

(c)            Other Filings.

(i)            As promptly as practicable after execution of this Agreement, XPAC will prepare and file a Current Report on Form 8-K pursuant to the Exchange Act to report the execution of this Agreement, the form and substance of which shall be approved in advance in writing by the Company.

(ii)            Promptly after the execution of this Agreement, XPAC and the Company shall also issue a joint press release announcing the execution of this Agreement.

(iii)            XPAC shall prepare a draft Current Report on Form 8-K announcing the results of the XPAC Shareholders’ Meeting and such other information that may be required to be disclosed with respect to the Transactions in any report or form to be filed with the SEC on or prior to the Initial Closing Date (“XPAC Shareholders’ Meeting Form 8-K”), the form and substance of which shall be approved in advance in writing by the Company. PubCo shall prepare a draft Current Report on Form 6-K announcing the Acquisition Closing and such other information that may be required to be disclosed with respect to the Transactions (the “Closing Form 6-K”), the form and substance of which shall be approved in advance in writing by XPAC. As promptly as practicable following the XPAC Shareholders’ Meeting, XPAC shall file the XPAC Shareholders’ Meeting Form 8-K with the SEC. Concurrently with the Acquisition Closing, or as soon as practicable thereafter, PubCo shall file the Closing Form 6-K with the SEC. Prior to the Acquisition Closing, XPAC and the Company shall prepare a joint press release announcing the consummation of the Transactions hereunder (“Closing Press Release”). Substantially concurrently with the Acquisition Closing, XPAC shall issue the Closing Press Release.

Section 8.3      PIPE Investments.

(a)            From and after the date of this Agreement until the earlier of the Acquisition Effective Time and the termination of this Agreement pursuant to Section 10.1, XPAC shall use its best efforts to identify potential PIPE Investors (other than any Excluded Person) and to negotiate potential PIPE Investments with such PIPE Investors. The parties to this Agreement acknowledge and agree that XPAC shall be the party that coordinates all PIPE Investments, and each of the parties hereto agree that they shall coordinate all such efforts with XPAC.

(b)            From and after the date of this Agreement until the earlier of the Acquisition Effective Time and the termination of this Agreement pursuant to Section 10.1, XPAC shall use its best efforts to take, or cause to be taken, all actions and do, or cause to be done, all things necessary, proper or advisable, to, subject in each case to the prior written consent of the Company (which consent shall not be unreasonably conditioned, withheld, delayed or denied), enter into binding agreements with each of the PIPE Investors (other than any Excluded Person) in relation to PIPE Investments that are (x) substantially in the form of, and with terms and conditions substantially as set forth in, the PIPE Subscription Agreement attached hereto as Exhibit A, (y) at a purchase price payable in cash by the relevant PIPE Investor of $10.00 per PubCo Class A Ordinary Share, and (z) in an aggregate purchase price not to exceed $220 million.

(c)            Unless consented to in writing by the Company in accordance with Section 8.3(b), no party to this Agreement shall enter into any PIPE Subscription Agreement. Further, no party shall permit any amendment or modification in any material respect to be made to, any waiver (in whole or in part) or provide consent to (including consent to termination), any provision or remedy under, or any replacements of, any of the PIPE Subscription Agreements without the prior written consent of each of XPAC and the Company (which consent may be withheld in the sole and absolute discretion of the party asked to provide consent).

(d)            From and after the date of this Agreement until the earlier of the Acquisition Effective Time and the termination of this Agreement pursuant to Section 10.1, each of the parties to this Agreement shall use their commercially reasonable efforts to take, or cause to be taken, all actions and do, or cause to be done, all things necessary, proper or advisable, to obtain the PIPE Investments on a timely basis, including using its best efforts to reasonably cooperate in a timely manner in connection with any PIPE Investment, including (i) by providing such information and assistance as any party to this Agreement may reasonably request, (ii) granting such access to the parties to this Agreement and their respective Representatives as may be reasonably necessary for due diligence purposes, and (3) preparing for and participating in a reasonable number of investor meetings, presentations, roadshows, drafting sessions and due diligence sessions (each including the participation of senior management of the Company) with respect to any such PIPE Investment. All such cooperation, assistance and access shall be granted under conditions that shall not unreasonably interfere with the business and operations of the parties to this Agreement or their respective Representatives and shall be subject to any limitations under applicable Law and to any applicable COVID-19 Measures.

(e)            To the extent that any PIPE Subscription Agreements shall have been entered into in accordance with the terms of Section 8.3(b), each of the parties to this Agreement shall use their reasonable best efforts to take, or cause to be taken, all actions and do, or cause to be done, all things necessary, proper or advisable, to (i) consummate the transactions contemplated by the PIPE Subscription Agreements on the terms and conditions described therein, including maintaining in effect the PIPE Subscription Agreements, (ii) satisfy on a timely basis all conditions and covenants applicable to it in the PIPE Subscription Agreements and otherwise comply with its obligations thereunder, (iii) in the event that all conditions in the PIPE Subscription Agreements (other than conditions that XPAC or any of its Affiliates control the satisfaction of and other than those conditions that by their nature are to be satisfied at the Acquisition Closing) have been satisfied, consummate transactions contemplated by the PIPE Subscription Agreements at or prior to Acquisition Closing, (iv) confer with each of the parties to this Agreement regarding the timing of the expected Acquisition Closing Date (as defined in the PIPE Subscription Agreements), (v) deliver notices to the counterparties to the PIPE Subscription Agreements sufficiently in advance of the Acquisition Closing to cause them to fund their obligations as far in advance of the Acquisition Closing as permitted by the PIPE Subscription Agreements, (vi) in the event that all conditions in the PIPE Subscription Agreements (other than those conditions that by their nature are to be satisfied at the Acquisition Closing and will be satisfied at the Acquisition Closing) have been satisfied, to cause the applicable PIPE Investors to pay to PubCo (or as directed by XPAC) the applicable portion of any Investment Amount, as applicable, set forth in the applicable PIPE Subscription Agreement in accordance with its terms, and (vii) give each of XPAC and the Company prompt written notice (x) of any material breach or default (or any event or circumstance that, with or without notice, lapse of time or both, could give rise to any breach or default) by any party to any PIPE Subscription Agreement known to any party to this Agreement, (y) of the receipt of any written notice or other written communication from any party to any PIPE Subscription Agreement with respect to any actual, potential, threatened or claimed expiration, lapse, withdrawal, material breach, material default, termination or repudiation by any party to any PIPE Subscription Agreement or any provisions of any PIPE Subscription Agreement, and (z) if PubCo or XPAC do not expect PubCo to receive, all or any portion of any Investment Amount on the terms, in the manner contemplated by the PIPE Subscription Agreements.

Section 8.4      Additional Permitted Financings.

(a)            Notwithstanding the provisions of Section 8.3, subject to the prior written consent of each of XPAC and the Company (which consent may be withheld in the sole and absolute discretion of the party asked to provide consent), XPAC and the Company shall be permitted to negotiate and enter into certain other private investments in an effort to satisfy the Minimum Cash Condition (and, if XPAC and the Company provide such consent, the parties to this Agreement shall reasonably cooperate with each other in connection thereto). For the avoidance of doubt, it is hereby understood and agreed that the decision to negotiate any Additional Permitted Financings from any potential alternative sources of financing and the terms of any such Additional Permitted Financings and the instruments governing such Additional Permitted Financings shall be subject to the prior written consent of each of XPAC and the Company (which consent may be withheld in the sole and absolute discretion of the party asked to provide consent), and none of the foregoing actions shall be taken, and no Additional Permitted Financings shall be entered into, without such prior written consent.

(b)            The parties to this Agreement acknowledge and agree that XPAC shall be the party that coordinates Additional Permitted Financings, if any, and each of the parties hereto agree that they shall coordinate all such efforts with XPAC.

(c)            To the extent that any Additional Permitted Financings shall have been expressly consented to by XPAC and the Company and entered into in accordance with the terms of Section 8.4(a):

(i)            as of the date of entering into such Additional Permitted Financings, the parties to this Agreement that are party to such Additional Permitted Financings will deliver to the other parties to this Agreement true, correct and complete copies of each of the fully executed instruments governing such Additional Permitted Financings; and

(ii)            no party to this Agreement shall enter into any side letters or Contracts related to the provision or funding, as applicable, of the purchases contemplated by the instruments governing such Additional Permitted Financings or the Transactions other than as expressly set forth in this Agreement, the instruments governing such Additional Permitted Financings or any other agreement entered into (or to be entered into) in connection with the Transactions with the prior written consent of XPAC and the Company.

Section 8.5      Support of Transaction. Without limiting any covenant contained in Article VI or Article VII, upon the terms and subject to the conditions set forth in this Agreement, (a) the Company shall, and shall cause its Subsidiaries to, (b) each Acquisition Entity shall, and (c) XPAC shall (i) use commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties to this Agreement in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Mergers and the other Transactions, (ii) use commercially reasonable efforts to obtain all material consents and approvals of third parties that the Company and any of its Subsidiaries, any of the Acquisition Entities or XPAC, as applicable, are required to obtain in order to consummate the Transactions, (iii) use commercially reasonable efforts to cause its name to be changed effective as of the Acquisition Closing Date to SuperBac Corp., including through the adoption of the appropriate corporate resolutions, and (iv) use commercially reasonable efforts to take such other action as may be reasonably necessary or as another party hereto may reasonably request to satisfy the conditions of Article IX (including, in the case of XPAC and PubCo, the use of commercially reasonable efforts to enforce their respective rights under any PIPE Subscription Agreements) or otherwise to comply with this Agreement and to consummate the Transactions as soon as practicable; provided, however, that, notwithstanding anything contained in this Agreement to the contrary, nothing in this Agreement, including this Article VIII, shall require the Company, any of its Subsidiaries, any Acquisition Entity or XPAC or any of their respective Affiliates to (A) propose, negotiate, commit to or effect by consent decree, hold separate order or otherwise, the sale, divestiture, licensing or disposition of any assets or businesses of PubCo, any Group Company or XPAC, (B) take or commit to take actions that limit the freedom of action of any of PubCo, the Company, any of its Subsidiaries or XPAC with respect to, or the ability to retain, control or operate, or to exert full rights of ownership in respect of, any of the businesses, product lines or assets of PubCo, the Company, any of its Subsidiaries or Material Subsidiaries or XPAC or (C) grant any financial, legal or other accommodation to any other Person, including agreeing to change any of the terms of the Transactions.

Section 8.6      Tax Matters.

(a)            Each of XPAC, the Acquisition Entities and the Company shall (i) use its respective commercially reasonable efforts to cause the Mergers to qualify, and agree not to, and not to permit or cause any of their Affiliates or Subsidiaries to, take any action which to its knowledge could reasonably be expected to prevent or impede the Transactions from qualifying, for the Intended Tax Treatment (excluding, for the avoidance of doubt, any action contemplated under this Agreement or other Transaction Documents) and (ii) cause, in each case for U.S. federal income tax purposes, Merger Sub 1 and Merger Sub 2 to each elect to be disregarded as an entity separate from its owner for U.S. federal income tax purposes as of the effective date of its formation and not subsequently change such classification effective on or prior to the Initial Closing Date. For U.S. federal income tax purposes, Newco Surviving Entity shall change its entity classification from an association taxable as a corporation to a disregarded entity effective two days after the Acquisition Closing Date. Each of XPAC, the Acquisition Entities and the Company shall report the Mergers consistently with the Intended Tax Treatment and the immediately preceding sentence unless otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code. In addition, each of XPAC, the Acquisition Entities and the Company shall reasonably cooperate with each other and their respective tax counsel to document and support the Intended Tax Treatment.

(b)            Notwithstanding anything in Section 8.6(a) to the contrary, all Transfer Taxes shall be borne and paid by PubCo. Unless otherwise required by applicable Law, PubCo shall timely file any Tax Return or other document with respect to such Transfer Taxes (and the Company and XPAC and PubCo shall reasonably cooperate with respect thereto as necessary). The Company and XPAC shall reasonably cooperate to reduce or eliminate the amount of any such Transfer Taxes.

(c)            If PubCo provides any PubCo shareholders with a PFIC Annual Information Statement (as described in Treasury Regulations Section 1.1295-1(g)) as is reasonably required in order to enable such PubCo shareholders to make a timely and valid “Qualifying Electing Fund” election under Section 1295 of the Code (and the Treasury Regulations promulgated thereunder) for such taxable year and with respect to PubCo for any subsequent taxable year, then PubCo shall provide the same such information to the pre-Closing XPAC Shareholders.

Section 8.7      Shareholder Litigation. The Company and, prior to the Initial Closing, PubCo shall promptly advise XPAC, and XPAC and, following the Initial Closing, PubCo, shall promptly advise the Company, as the case may be, of any Action commenced (or to the Knowledge of the Company or PubCo or the Knowledge of XPAC, as applicable, threatened) on or after the date of this Agreement against such party, any of its Subsidiaries or any of its directors or officers by any Company Shareholder or XPAC Shareholder relating to this Agreement, the Mergers or any of the other Transactions (any such Action, “Shareholder Litigation”), and such party shall keep the other party reasonably informed regarding any such Shareholder Litigation. Other than with respect to any Shareholder Litigation where the parties identified in this sentence are adverse to each other or in the context of any Shareholder Litigation related to or arising out of a Company Acquisition Proposal or a XPAC Acquisition Proposal, (a) the Company and, prior to the Initial Closing, PubCo shall give XPAC a reasonable opportunity to participate in the defense or settlement of any such Shareholder Litigation (and consider in good faith the suggestions of XPAC in connection therewith) brought against the Company or PubCo, any of their respective Subsidiaries or any of their respective directors or officers and no such settlement shall be agreed to without the XPAC’s prior consent (which consent shall not be unreasonably conditioned, withheld, delayed or denied), and (b) XPAC and, following the Initial Closing, PubCo, shall give the Company a reasonable opportunity to participate in the defense or settlement of any such Shareholder Litigation (and consider in good faith the suggestions of the Company in connection therewith) brought against XPAC, any of its Subsidiaries or any of its directors or officers, and no such settlement shall be agreed to without the Company’s prior consent (which consent shall not be unreasonably conditioned, withheld, delayed or denied).

Section 8.8      Nasdaq Listing. PubCo shall apply for, and shall use reasonable best efforts to cause, the PubCo Ordinary Shares to be issued in connection with the Transactions to be approved for listing on Nasdaq and accepted for clearance by the DTC, subject to official notice of issuance, prior to the Acquisition Closing Date.

Section 8.9      Equity Securities. During the Interim Period, except as contemplated by the Transaction Documents, PubCo shall not (a) issue any Equity Securities, other than the issuance of Equity Securities of PubCo pursuant to any PIPE Subscription Agreements, this Agreement or the Additional Permitted Financings (if any), or (b) grant any options, warrants or other equity-based awards other than the issuance of options, warrants or other equity-based awards pursuant to this Agreement.

Section 8.10      PubCo Conduct and Status. During the period from the Initial Closing through the Acquisition Closing, PubCo shall not take any action except as required or contemplated by this Agreement or the other Transaction Documents.

Section 8.11      Foreign Private Issuer; JOBS Act. The parties hereto shall, at all times during the period from the date hereof until the Acquisition Effective Time: (a) take all requisite action such that, as of the Acquisition Effective Time, PubCo shall qualify as a “foreign private issuer” as defined in Rule 405 under the Securities Act, (b) not take any action that would cause PubCo to not qualify as a “foreign private issuer” as defined in Rule 405 under the Securities Act, (c) take all actions necessary such that, as of the Acquisition Effective Time, PubCo shall qualify as an “emerging growth company” within the meaning of the JOBS Act, and (d) not take any action that would cause PubCo to not qualify as an “emerging growth company” within the meaning of the JOBS Act as of the Acquisition Effective Time.

Section 8.12      Post-Closing Directors and Officers of PubCo. Subject to the terms of the PubCo Articles of Association, PubCo shall take all such action within its power as may be necessary or appropriate such that immediately following the Acquisition Closing:

(a)            The initial two (2)-year term of the directors on the PubCo Board shall consist of seven directors, of which:

(i)            a total of two (2) such directors shall initially be appointed by the Sponsor, one such director being the XPAC Director and the other such director being the XPAC-Nominated Independent Director that shall also be appointed as a member of PubCo’s audit committee, in each case, subject to such persons not being Excluded Appointees; and

(ii)            the remaining five (5) directors shall initially be appointed by the Founder (one such director being Luiz Augusto Chacon de Freitas Filho); provided that at least two (2) out of such directors shall be Independent Directors and shall also be appointed as members of PubCo’s audit committee, it being understood that the rights to appoint directors to the PubCo Board after such initial two (2)-year term shall be governed by the PubCo Articles of Association.

(b)            The chairperson of the PubCo Board shall initially be Luiz Augusto Chacon de Freitas Filho.

(c)            The individuals holding such positions as set forth on Schedule 8.12(c) shall be the officers of PubCo, each such officer to hold office in accordance with the PubCo Articles of Association until they are removed or resign in accordance with the PubCo Articles of Association or until their respective successors are duly elected or appointed and qualified.

(d)            So long as the Temasek Parties collectively hold, directly or indirectly, at least five percent (5%) of PubCo’s total outstanding share capital, the Temasek Parties shall be entitled from time to time to collectively designate one (1) individual to be invited by the PubCo Board to attend meetings in a nonvoting observer capacity and to receive all reports furnished to members of the PubCo Board, whether at or in anticipation of a meeting or an action by written consent of the PubCo Board, provided that participation by such individual or receipt of such reports does not result in the waiver by PubCo of any privilege under applicable Law.

(e)            Notwithstanding anything in this Section 8.12 to the contrary, the Founder shall have the right, at the Founder’s sole and absolute discretion, to (a) increase the total number of directors on the PubCo Board to nine directors (but not eight directors), or (b) subsequently decrease the total number of directors on the PubCo Board to seven directors (but not eight directors), as and to the extent permitted by the PubCo Articles of Association.

Section 8.13      PubCo Equity Plan.

(a)            The parties hereto shall cooperate to establish an equity incentive plan (the “PubCo Equity Plan”) for service providers of PubCo and its subsidiaries, to be approved by the Company and XPAC and effective as of (and contingent on) the Acquisition Closing. The proposed form of the PubCo Equity Plan shall be prepared and delivered by the Company to XPAC and shall be mutually agreed (such agreement not to be unreasonably conditioned, withheld, delayed or denied) by XPAC and the Company prior to the Initial Closing Date. PubCo shall, immediately upon the effectiveness of a registration statement on Form S-8 (or other appropriate form) registering PubCo Ordinary Shares under the PubCo Equity Plan, make grants to eligible individuals in the amounts determined by the PubCo Board following the Closing Date. As soon as practicable following the date hereof (and in all events prior to the Acquisition Closing), the Company shall engage a compensation consultant mutually satisfactory to XPAC and the Company to advise the Company with respect to the terms of the PubCo Equity Plan (including, without limitation, with respect to the initial share pool reserve and “evergreen” renewal percentage). PubCo, XPAC and the Company each agree that upon receipt of the final report of such compensation consultant prior to the Acquisition Closing, PubCo, XPAC and the Company shall mutually agree the terms of the PubCo Equity Plan (including the initial share pool reserve and “evergreen” renewal percentage) (such agreement not to be unreasonably conditioned, withheld, delayed or denied) in accordance with, in all material respects, the determination of the compensation consultant; provided that the PubCo Equity Plan shall initially reserve a number of PubCo Ordinary Shares not exceeding 5% of total number of PubCo Ordinary Shares outstanding on a fully diluted basis, as determined at the Closing Date.

(b)            Notwithstanding anything herein to the contrary, each party acknowledges and agrees that all provisions contained in this Section 8.13 are included for the sole benefit of XPAC and the Company, and that nothing in this Agreement, whether express or implied, (i) shall be construed to establish, amend, or modify any employee benefit plan, program, agreement or arrangement, (ii) shall limit the right of XPAC, any Group Company or any of their respective Affiliates to amend, terminate or otherwise modify any Benefit Plan or other employee benefit plan, agreement or other arrangement following the Acquisition Closing or (iii) shall confer upon any Person who is not a party (including any equityholder, any current or former director, manager, officer, employee or independent contractor of the Company, or any participant in any Employee Benefit Plan or other employee benefit plan, agreement or other arrangement (or any dependent or beneficiary thereof)), any right to continued or resumed employment or recall, any right to compensation or benefits, or any third-party beneficiary or other right of any kind or nature whatsoever.

Article IX

CONDITIONS TO OBLIGATIONS

Section 9.1      Conditions to Obligations of XPAC, the Acquisition Entities and the Company. The obligations of XPAC and the Acquisition Entities to consummate, or cause to be consummated, the Transactions to occur at the Initial Closing (and, solely with respect to the condition set forth in Section 9.1(d), the Acquisition Closing) and the obligations of the Company to consummate, or cause to be consummated, the Transactions to occur at the Acquisition Closing, are each subject to the satisfaction of the following conditions, any one or more of which may be waived in writing by the party or parties whose obligations are conditioned thereupon:

(a)            the XPAC Shareholders’ Approval, the Company Shareholder Approval, the Newco Approvals and the approvals set forth in Section 3.4 of the Company Disclosure Letter shall have been obtained;

(b)            the Proxy/Registration Statement shall have become effective under the Securities Act and no stop order suspending the effectiveness of the Proxy/Registration Statement shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC and not withdrawn;

(c)            (i) PubCo’s initial listing application with Nasdaq in connection with the Transactions shall have been conditionally approved and, immediately following the Acquisition Closing, PubCo shall satisfy any applicable initial and continuing listing requirements of Nasdaq and PubCo shall not have received any notice of non-compliance therewith, and (ii) the PubCo Class A Ordinary Shares to be issued in connection with the Transactions shall have been approved for listing on Nasdaq, subject to official notice of issuance;

(d)            no Governmental Authority having jurisdiction over any of the parties hereto or any of the Transactions shall have enacted, issued, promulgated, enforced or entered any Law (whether temporary, preliminary or permanent) or Governmental Order issued by a Governmental Authority having jurisdiction over any of the parties hereto or any of the Transactions that is then in effect and which has the effect of making the Initial Closing or the Acquisition Closing illegal or which otherwise prevents or prohibits consummation of the Initial Closing or the Acquisition Closing;

(e)            the parties hereto shall have received or have been deemed to have received all other necessary pre-Closing Date authorizations, consents, clearances, waivers and approvals of the Governmental Authorities set forth on Section 9.1(e) to the Company Disclosure Letter, in connection with the execution, delivery and performance of this Agreement and the conduct and consummation of the Transactions (or any applicable waiting period thereunder shall have expired or been terminated); and

(f)            the Investment Agreement, the Registration Rights Agreement, the Assignment, Assumption and Amendment Agreement and the Newco Joinder Agreement shall have been duly executed and delivered on or prior to the Acquisition Closing.

Section 9.2      Conditions to Obligations of XPAC at Initial Closing. The obligations of XPAC to consummate, or cause to be consummated, the Transactions to occur at the Initial Closing are subject to the satisfaction of the following additional conditions, any one or more of which may be waived in writing by XPAC:

(a)            the representations and warranties contained in Section 3.4 (Authorization), Section 5.4 (Authorization) and Section 3.9 (Absence of Changes) of this Agreement, and in Section 1(c) (Authorization) of the Newco Joinder Agreement, shall be true and correct in all respects as of the Initial Closing Date as if made at the Initial Closing Date. The representations and warranties contained in Section 3.2(a) (Capitalization and Voting Rights) and Section 5.2(a) (Capitalization and Voting Rights) of this Agreement, and in Section 1(a) (Capitalization and Voting Rights) of the Newco Joinder Agreement, shall be true and correct in all material respects as of the Initial Closing Date as if made at the Initial Closing Date. Each of the other representations and warranties of the Company and the Acquisition Entities contained in this Agreement shall be true and correct as of the Initial Closing Date (except with respect to such representations and warranties which speak as to an earlier date, which representations and warranties shall be true and correct at and as of such date) except for inaccuracies or the failure of such representations and warranties to be true and correct that (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” or another similar materiality qualification set forth therein) individually or in the aggregate, has not had, and would not reasonably be expected to have, a Company Material Adverse Effect;

(b)            each of the covenants and obligations of the Company and the Acquisition Entities to be performed as of or prior to the Initial Closing Date shall have been performed in all material respects; provided, however, that the covenants and obligations to be performed pursuant to Section 2.1(a) and Section 6.10 shall have been fully performed prior to the Initial Closing Date; and

(c)            absence of any Company Material Adverse Effect following the execution of this Agreement that exists as of the Closing Date.

Section 9.3      Conditions to Obligations of the Acquisition Entities at Initial Closing. The obligations of the Acquisition Entities to consummate, or cause to be consummated, the Transactions to occur at the Initial Closing are subject to the satisfaction of the following additional conditions, any one or more of which may be waived in writing by the Company:

(a)            the representations and warranties contained in Section 4.4 (Authorization) and Section 4.8(a) (Absence of Changes) of this Agreement shall be true and correct in all respects as of the Initial Closing Date as if made at the Initial Closing Date. The representations and warranties contained in Section 4.2(a) (Capitalization and Voting Rights) of this Agreement shall be true and correct in all material respects as of the Initial Closing Date as if made at the Initial Closing Date. Each of the other representations and warranties of XPAC contained in this Agreement, and of Newco contained in the Newco Joinder Agreement, shall be true and correct as of the Initial Closing Date (except with respect to such representations and warranties which speak as to an earlier date, which representations and warranties shall be true and correct at and as of such date) except for inaccuracies or the failure of such representations and warranties to be true and correct that (without giving effect to any limitation as to “materiality” or “XPAC Material Adverse Effect” or another similar materiality qualification set forth therein, other than in Section 4.7(d)(i) (Financial Statements)) individually or in the aggregate, has not had, and would not, individually or in the aggregate, reasonably be expected to have a XPAC Material Adverse Effect; and

(b)            each of the covenants of XPAC to be performed as of or prior to the Initial Closing Date shall have been performed in all material respects.

Section 9.4      Conditions to Obligations of the Company at Acquisition Closing. The obligations of the Company to consummate, or cause to be consummated, the Transactions to occur at the Acquisition Closing are subject to the satisfaction of the following additional conditions:

(a)            on the Acquisition Closing Date, the Post-Redemption Trust Account Balance, plus the PIPE Gross Proceeds (minus any Excess of Company Transaction Expenses that has not been reimbursed by an XPAC Expenses Excess Reimbursement), in each case, to be made available to PubCo on the Acquisition Closing Date, shall be at least $150,000,000 (the “Minimum Cash Condition”);

(b)            on the Acquisition Closing Date, XPAC shall have at least $5,000,001 in tangible net assets after giving effect to the XPAC Share Redemptions;

(c)            absence of any XPAC Material Adverse Effect following the execution of this Agreement that exists as of the Closing Date; and

(d)            XPAC shall have made appropriate arrangements to have the Trust Account, less amounts paid and to be paid pursuant to Section 7.1, available to XPAC, including for the payments to be made by XPAC under this Agreement on the Acquisition Closing Date.

Section 9.5      Frustration of Conditions. None of XPAC, the Acquisition Entities or the Company may rely on the failure of any condition set forth in this Article IX to be satisfied if such failure was caused by such party’s failure to comply in all material respects with its obligations under Section 8.5.

Article X

TERMINATION/EFFECTIVENESS

Section 10.1      Termination. This Agreement may be terminated and the Transactions abandoned:

(a)            by mutual written consent of the Company and XPAC;

(b)            by written notice from the Company or XPAC to the other if any Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Governmental Order which has become final and nonappealable and has the effect of making consummation of the Transactions illegal or otherwise preventing or prohibiting consummation of the Transactions;

(c)            by written notice from the Company or XPAC to the other if the Acquisition Closing shall not have occurred on the 15th Business Day following the occurrence of the Initial Closing;

(d)            by written notice from the Company to XPAC if the XPAC Shareholders’ Approval shall not have been obtained by reason of the failure to obtain the required vote at the XPAC Shareholders’ Meeting duly convened therefor or at any adjournment or postponement thereof;

(e)            by written notice to the Company from XPAC if there is any breach of any representation, warranty, covenant or agreement on the part of the Company or any Acquisition Entity set forth in this Agreement, such that the conditions specified in Section 9.2 would not be satisfied at the relevant Closing Date (a “Terminating Company Breach”), except that, if such Terminating Company Breach is curable by the Company, the Company or such Acquisition Entity then, for a period of up to 30 days after receipt by the Company, the Company of notice from XPAC of such breach or, if earlier, up to the Outside Date (the “Company Cure Period”), such termination shall not be effective, and such termination shall become effective only if the Terminating Company Breach is not cured within the Company Cure Period;

(f)            by written notice to XPAC from the Company if there is any breach of any representation, warranty, covenant or agreement on the part of XPAC or the Sponsor set forth in this Agreement, such that the conditions specified in Section 9.3 or Section 9.4 would not be satisfied at the relevant Closing Date (a “Terminating XPAC Breach”), if any such Terminating XPAC Breach is curable by XPAC or the Sponsor then, for a period of up to 30 days after receipt by XPAC of notice from the Company of such breach or, if earlier, up to the Outside Date (the “XPAC Cure Period”), such termination shall not be effective, and such termination shall become effective only if the Terminating XPAC Breach is not cured within XPAC Cure Period;

(g)            by written notice from XPAC to the Company if the XPAC Shareholders’ Approval shall not have been obtained at the XPAC Shareholders’ Meeting, or at any adjournment or postponement thereof taken in accordance with this Agreement, which termination right shall not be exercisable by XPAC if XPAC has materially breached any of its obligations under the proviso to Section 8.2(b)(i);

(h)            by written notice from XPAC to the Company if the Company has failed to deliver to XPAC, by the date that is twenty (20) days following the execution and delivery of this Agreement, a copy of the Company Minutes and an executed copy of the Investment Agreement duly executed by all the parties thereto; and

(i)            by either XPAC or the Company, if the transactions contemplated by this Agreement shall not have been consummated on or prior to the 210th days after the date hereof (and if such 210th day shall not be a Business Day, then the next following Business Day) (the “Outside Date”).

Section 10.2      Effect of Termination. In the event of the termination of this Agreement pursuant to Section 10.1, this Agreement shall forthwith become void and have no effect, without any liability on the part of any party hereto or its respective Affiliates, officers, directors or shareholders, other than liability of the parties hereto or that join this Agreement, as the case may be, for any willful and material breach of this Agreement occurring prior to such termination, except that the provisions of this Section 10.2, Section 8.1(c), Section 8.2(a)(i), Article XI and the NDA shall survive any termination of this Agreement; provided, however, that if this Agreement is terminated after the occurrence of the Initial Closing and prior to the consummation of the Acquisition Closing, then Section 2.2 and Section 11.5(iii) shall also survive such termination.

Article XI

MISCELLANEOUS

Section 11.1      Trust Account Waiver. Notwithstanding anything to the contrary set forth in this Agreement, the Company and each Acquisition Entity acknowledge that they have read the publicly filed final prospectus of XPAC, filed with the SEC on August 2, 2021 (File No. 333-256097), including the form of investment management trust agreement by and between XPAC and CST, a New York corporation, and understands that XPAC has established the trust account described therein (the “Trust Account”) for the benefit of XPAC’s public shareholders and that disbursements from the Trust Account are available only in the limited circumstances set forth therein. The Company and the Acquisition Entities further acknowledge and agree that XPAC’s sole assets consist of the cash proceeds of XPAC’s initial public offering (the “IPO”) and private placements of its securities occurring simultaneously with the IPO, and that substantially all of these proceeds have been deposited in the Trust Account for the benefit of its public shareholders. Accordingly, the Company (on behalf of itself and its Subsidiaries and Affiliates) and each Acquisition Entity hereby waives any past, present or future claim of any kind arising out of this Agreement against, and any right to access, the Trust Account, any trustee of the Trust Account and XPAC to collect from the Trust Account any monies that may be owed to them by XPAC or any of its Affiliates for any reason whatsoever, and will not seek recourse against the Trust Account at any time for any reason whatsoever, including, without limitation, for any knowing and intentional material breach by any of the parties to this Agreement of any of its representations or warranties as set forth in this Agreement, or such party’s material breach of any of its covenants or other agreements set forth in this Agreement, which material breach constitutes, or is a consequence of, a purposeful act or failure to act by such party with the knowledge that the taking of such act or failure to take such act would cause a material breach of this Agreement; This Section 11.1 shall survive the termination of this Agreement for any reason.

Section 11.2      Waiver. Any party to this Agreement may, at any time prior to the Acquisition Closing, by action taken by its board of directors or officers or Persons thereunto duly authorized, (a) extend the time for the performance of the obligations or acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties (of another party hereto) that are contained in this Agreement, or (c) waive compliance by the other parties hereto with any of the agreements or conditions contained in this Agreement, but such extension or waiver shall be valid only if set forth in an instrument in writing signed by the party granting such extension or waiver.

Section 11.3      Notices. All general notices, demands or other communications required or permitted to be given or made hereunder shall be in writing and delivered personally or sent by courier or sent by registered post or sent by electronic mail to the intended recipient thereof at its address or at its email address set out below (or to such other address or email address as a party may from time to time notify the other parties). Any such notice, demand or communication shall be deemed to have been duly served (a) if given personally or sent by courier, upon delivery during normal business hours at the location of delivery or, if later, then on the next Business Day after the day of delivery; (b) if sent by electronic mail during normal business hours at the location of delivery, immediately, or, if later, then on the next Business Day after the day of delivery; (c) the third Business Day following the day sent by reputable international overnight courier (with written confirmation of receipt), and (d) if sent by registered post, five days after posting. The initial addresses and email addresses of the parties for the purpose of this Agreement are:

(a)            If to XPAC, to:

XPAC Acquisition Corp.
55 West 46th Street, 30th floor
New York, NY 10036
Email: xpac@xpi.com.br
Attn: Chu Chiu Kong

with a copy (which shall not constitute notice) to:

Shearman & Sterling LLP
Av. Brigadeiro Faria Lima, 3400, 17th Floor
São Paulo, SP 04538-132
Email: Roberta.Cherman@Shearman.com; Jonathan.Lewis@Shearman.com
Attention: Roberta Cherman; Jonathan Lewis

(b)            If to the Company, any Acquisition Entity or Newco, to:

Superbac Biotechnology Solutions S.A.
Rua Arizona, 481, Cidade Monções/Brooklin Novo, 8th Floor, Room 82
São Paulo, SP 04567-001
Email: chacon@superbac.com.br / juridico@superbac.com.br
Attention: Luiz Augusto de Freitas Chacon

with a copy (which shall not constitute notice) to:

Skadden, Arps, Slate, Meagher & Flom LLP
Av. Brigadeiro Faria Lima, 3311, 7th Floor
São Paulo, SP 04538-133
Email: Filipe.Areno@skadden.com
Attention: Filipe B. Areno

(c)            If to the Company (after the Newco Joinder Date), pursuant to the initial addresses and email addresses of the Company set forth in the Newco Joinder Agreement.

Section 11.4      Assignment. No party hereto shall assign this Agreement or any part hereof without the prior written consent of the other parties hereto and any such transfer without prior written consent shall be void. Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective permitted successors and assigns.

Section 11.5      Rights of Third Parties. Nothing expressed or implied in this Agreement is intended or shall be construed to (a) confer upon or give any Person (including any equityholder, any current or former director, manager, officer, employee or independent contractor of any Group Company, or any participant in any Benefit Plan or other employee benefit plan, agreement or other arrangement (or any dependent or beneficiary thereof)), other than the parties hereto, any right or remedies under or by reason of this Agreement, (b) establish, amend or modify any employee benefit plan, program, policy, agreement or arrangement, or (c) limit the right of XPAC, the Company, any Acquisition Entity or their respective Affiliates to amend, terminate or otherwise modify any Benefit Plan or other employee benefit plan, policy, agreement or other arrangement following the Acquisition Closing; provided, however, that (i) the D&O Indemnified Parties (and their successors, heirs and representatives) are intended third-party beneficiaries of, and may enforce, Section 6.4, (ii) the Company Non-Recourse Parties and the XPAC Non-Recourse Parties (and their successors, heirs and representatives), are intended third-party beneficiaries of, and may enforce, Section 11.17, and (iii) the XPAC Director and the XPAC-Nominated Independent Director are intended third party beneficiaries of, and may enforce, after the Initial Closing and prior to the Acquisition Closing, Section 2.2 and this Section 11.5(iii) and all rights described in this Agreement as being rights of XPAC.

Section 11.6      Expenses. Except as set forth in Section 8.1(c) and Section 8.2(a)(i), each party hereto shall be responsible for and pay its own expenses incurred in connection with this Agreement and the Transactions, including all fees of its legal counsel, financial advisers and accountants; provided, however, that if the Acquisition Closing shall occur, PubCo shall pay or cause to be paid, in accordance with Section 2.5(b)(ii) and Section 2.5(b)(iii), the XPAC Transaction Expenses and the Company Transaction Expenses.

Section 11.7      Governing Law. This Agreement, and any claim or cause of action hereunder based upon, arising out of or related to this Agreement (whether based on law, in equity, in contract, in tort or any other theory) or the negotiation, execution, performance or enforcement of this Agreement, shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to the principles of conflicts of laws that would otherwise require the application of the law of any other state (provided that the fiduciary duties of the Company Board and the XPAC Board, the Initial Merger and the Acquisition Merger, and any exercise of appraisal and dissenters’ rights with respect to the Initial Merger or Acquisition Merger shall in each case be governed by the laws of the Cayman Islands).

Section 11.8      Consent to Jurisdiction. THE PARTIES HERETO IRREVOCABLY SUBMIT TO THE EXCLUSIVE JURISDICTION OF THE COURT OF CHANCERY OF THE STATE OF DELAWARE (OR, TO THE EXTENT SUCH COURT DOES NOT HAVE SUBJECT MATTER JURISDICTION, THE SUPERIOR COURT OF THE STATE OF DELAWARE, OR THE UNITED STATES DISTRICT COURT FOR THE DISTRICT OF DELAWARE) SOLELY IN RESPECT OF THE INTERPRETATION AND ENFORCEMENT OF THE PROVISIONS OF THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED HEREBY, AND HEREBY WAIVE, AND AGREE NOT TO ASSERT, AS A DEFENSE IN ANY ACTION, SUIT OR PROCEEDING FOR INTERPRETATION OR ENFORCEMENT HEREOF OR THAT SUCH ACTION, SUIT OR PROCEEDING MAY NOT BE BROUGHT OR IS NOT MAINTAINABLE IN SAID COURTS OR THAT VENUE THEREOF MAY NOT BE APPROPRIATE OR THAT THIS AGREEMENT MAY NOT BE ENFORCED IN OR BY SUCH COURTS, AND THE PARTIES HERETO IRREVOCABLY AGREE THAT ALL CLAIMS WITH RESPECT TO SUCH ACTION, SUIT OR PROCEEDING SHALL BE HEARD AND DETERMINED BY SUCH A DELAWARE STATE OR FEDERAL COURT. THE PARTIES HEREBY CONSENT TO AND GRANT ANY SUCH COURT JURISDICTION OVER THE PERSON OF SUCH PARTIES AND OVER THE SUBJECT MATTER OF SUCH DISPUTE AND AGREE THAT MAILING OF PROCESS OR OTHER PAPERS IN CONNECTION WITH SUCH ACTION, SUIT OR PROCEEDING IN THE MANNER PROVIDED IN SECTION  11.3 OR IN SUCH OTHER MANNER AS MAY BE PERMITTED BY LAW SHALL BE VALID AND SUFFICIENT SERVICE THEREOF. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THE FOREGOING WAIVER; (III) SUCH PARTY MAKES THE FOREGOING WAIVER VOLUNTARILY, AND (IV) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 11.8.

Section 11.9      Headings; Counterparts. The headings in this Agreement are for convenience only and shall not be considered a part of or affect the construction or interpretation of any provision of this Agreement. This Agreement may be executed in two or more counterparts, and by different parties in separate counterparts, with the same effect as if all parties hereto had signed the same document, but all of which together shall constitute one and the same instrument. Counterparts may be delivered via facsimile, electronic mail (including any electronic signature covered by the U.S. federal ESIGN Act of 2000, Uniform Electronic Transactions Act, the Electronic Signatures and Records Act or other applicable Law, e.g., www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

Section 11.10      Disclosure Letters. The Disclosure Letters (including any section thereof) referenced in this Agreement are a part of this Agreement as if fully set forth herein. All references in this Agreement to the Disclosure Letters (including, in each case, any section thereof) shall be deemed references to such parts of this Agreement, unless the context shall otherwise require. Any disclosure made by a party in the applicable Disclosure Letter, or any section thereof, with reference to any section of this Agreement or section of the applicable Disclosure Letter shall be deemed to be a disclosure with respect to such other applicable sections of this Agreement or sections of the applicable Disclosure Letter to which it is reasonably apparent on the face of such disclosure that such disclosure is responsive to such other section of this Agreement or section of the applicable Disclosure Letter. Certain information set forth in the Disclosure Letters is included solely for informational purposes and may not be required to be disclosed pursuant to this Agreement. The disclosure of any information shall not be deemed to constitute an acknowledgment that such information is required to be disclosed in connection with the representations and warranties made in this Agreement, nor shall such information be deemed to establish a standard of materiality or that the facts underlying such information constitute a Company Material Adverse Effect or a XPAC Material Adverse Effect, as applicable.

Section 11.11      Entire Agreement. This Agreement (together with the Disclosure Letters), the NDA and the other Transaction Documents constitute the entire agreement among the parties to this Agreement relating to the Transactions and supersede any other agreements, whether written or oral, that may have been made or entered into by or among any of the parties hereto or any of their respective Subsidiaries relating to the Transactions (including the Non-Binding Letter between XPAC and the Company, dated as of September 23, 2021). No representations, warranties, covenants, understandings, agreements, oral or otherwise, relating to the Transactions exist between such parties except as expressly set forth in the Transaction Documents.

Section 11.12      Amendments. This Agreement may be amended or modified in whole or in part prior to the Initial Merger Effective Time, only by a duly authorized agreement in writing in the same manner as this Agreement, which makes reference to this Agreement and which shall be executed by the Company and XPAC; provided, however, that, unless otherwise agreed in writing between the Company and XPAC, after the Company Shareholder Approval has been obtained, on the one hand, or the XPAC Shareholders’ Approval has been obtained, on the other hand, there shall be no amendment or waiver that by applicable Law requires further approval by the Company Shareholders or the XPAC Shareholders, respectively, without such approval having been obtained.

Section 11.13      Publicity.

(a)            All press releases or other public communications relating to the Transactions, and the method of the release for publication thereof, shall prior to the Acquisition Closing be subject to the prior mutual approval of XPAC and the Company; provided, that no such party shall be required to obtain consent pursuant to this Section 11.13(a) to the extent any proposed release or statement is substantially equivalent to the information that has previously been made public without breach of the obligation under this Section 11.13(a).

(b)            The restriction in Section 11.13(a) shall not apply to the extent the public announcement is required by applicable securities Law, any Governmental Authority or stock exchange rule; provided, however, that in such an event, the party making the announcement shall, to the extent practicable, use its commercially reasonable efforts to consult with the other party in advance as to its form, content and timing.

(c)            The Company and PubCo acknowledge that, in connection with any PIPE Investments and Additional Permitted Financings, XPAC shall be entitled to disclose, pursuant to the Exchange Act, any information contained in any presentation to any potential investors in any PIPE Investment or Additional Permitted Financings, which information may include “Confidential Information” (as defined in the NDA); provided that, XPAC shall (i) have received the Company’s prior written consent prior to disclosing any such Confidential Information in connection with any PIPE Investments and Additional Permitted Financings in the manner described in Section 8.3(b) and Section 8.4, respectively, and (ii) have provided the Company with the right to review and approve any such materials prior to their distribution to such potential investors in any PIPE Investment or Additional Permitted Financings, which approvals shall be (x) at the Company’s reasonable discretion in the case of PIPE Investments as described in Section 8.3(b) (such approvals not to be unreasonably conditioned, withheld, delayed or denied), and (ii) at the Company’s sole and absolute discretion in the case of Additional Permitted Financings as described in Section 8.4.

Section 11.14      Confidentiality. The existence and terms of this Agreement are confidential and may not be disclosed by either party hereto, their respective Affiliates or any Representatives of any of the foregoing, and shall at all times be considered and treated as “Confidential Information” as such term is defined in the NDA. Notwithstanding anything to the contrary contained in the preceding sentence or in the NDA, (a) each party shall be permitted to disclose Confidential Information, including copies of the Transaction Documents and other documents ancillary thereto, the fact that the Transaction Documents have been signed and the status and terms of the Transactions to its existing or potential Affiliates, joint ventures, joint venture partners, shareholders, lenders, underwriters, financing sources and regulators, and to the extent required, in regulatory filings, and their respective Representatives; provided that such parties entered into customary confidentiality agreements or are otherwise bound by fiduciary or other duties to keep such information confidential, and (b) notwithstanding the immediately preceding provision, the parties hereto shall be permitted to freely discuss with and disclose Confidential Information to, and file such Confidential Information with, Governmental Authorities to extent required pursuant to the applicable Law.

Section 11.15      Severability. If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement shall remain in full force and effect. The parties hereto further agree that if any provision contained in this Agreement is, to any extent, held invalid or unenforceable in any respect under the Laws governing this Agreement, they shall take any actions necessary to render the remaining provisions of this Agreement valid and enforceable to the fullest extent permitted by Law and, to the extent necessary, shall amend or otherwise modify this Agreement to replace any provision contained in this Agreement that is held invalid or unenforceable with a valid and enforceable provision giving effect to the intent of the parties hereto.

Section 11.16      Enforcement. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties hereto shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to specific enforcement of the terms and provisions of this Agreement, in addition to any other remedy to which any party is entitled at law or in equity. In the event that any Action shall be brought in equity to enforce the provisions of this Agreement, no party shall allege, and each party hereby waives the defense, that there is an adequate remedy at law, and each party agrees to waiver any requirement for the securing or posting of any bond in connection therewith.

Section 11.17      Non-Recourse. This Agreement may only be enforced against, and any Action or cause of Action based upon, arising out of, or related to this Agreement or the Transactions may only be brought against, the Company, XPAC, and the Acquisition Entities as named parties hereto. Except to the extent a party hereto (and then only to the extent of the specific obligations undertaken by such party hereto) and, in the case of the Sponsor, pursuant to the Transaction Documents to which they are a party, (i) no past, present or future director, officer, employee, incorporator, member, partner, shareholder, stockholder, Affiliate, agent, attorney, advisor or other Representative of the Company or any Affiliate of the Company (each, a “Company Non-Recourse Party”) or of XPAC or any Acquisition Entity (each, an “XPAC Non-Recourse Party”), and (ii) no past, present or future director, officer, employee, incorporator, member, partner, shareholder, stockholder, Affiliate, agent, attorney, advisor or other Representative of any of the foregoing, shall have any liability (whether in contract, tort, equity or otherwise) for any one or more of the representations, warranties, covenants, agreements or other obligations or Liabilities of any one or more of the Company, XPAC or the Acquisition Entities under this Agreement for any Action based on, arising out of, or related to this Agreement or the Transactions.

Section 11.18      Non-Survival of Representations, Warranties and Covenants. Except as otherwise contemplated by Section 10.2, the representations, warranties, covenants, obligations or other agreements in this Agreement or in any certificate (including confirmations therein), statement or instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such representations, warranties, covenants, obligations, agreements and other provisions, shall not survive the Acquisition Closing and shall terminate and expire upon the occurrence of the Acquisition Closing (and there shall be no liability after the Acquisition Closing in respect thereof), except for (a) those covenants and agreements contained in this Agreement that by their terms expressly apply in whole or in part after the Acquisition Closing, and then only with respect to any breaches occurring after the Acquisition Closing, and (b) this Article XI.

Section 11.19      Conflicts and Privilege.

(a)            The Company, XPAC and the Acquisition Entities, on behalf of their respective successors and assigns, hereby agree that, in the event a dispute with respect to this Agreement or the transactions contemplated hereby arises after the Acquisition Closing between or among (x) the Sponsor, the shareholders or holders of other equity interests of XPAC or the Sponsor or any of their respective directors, members, partners, officers, employees or Affiliates (other than the Acquisition Entities or the Newco Surviving Entity) (collectively, the “XP Group”), on the one hand, and (y) the Acquisition Entities, the Newco Surviving Entity or any member of the SuperBac Group, on the other hand, any legal counsel, including Shearman & Sterling LLP (“Shearman & Sterling”), that represented XPAC or the Sponsor prior to the Acquisition Closing may represent the Sponsor or any other member of the XP Group, in such dispute even though the interests of such Persons may be directly adverse to the Acquisition Entities or the Newco Surviving Entity, and even though such counsel may have represented XPAC in a matter substantially related to such dispute, or may be handling ongoing matters for the Acquisition Entities, the Newco Surviving Entity or the Sponsor. The Company, XPAC and the Acquisition Entities, on behalf of their respective successors and assigns (including, after the Acquisition Closing, the Newco Surviving Entity), further agree that, as to all legally privileged communications prior to the Acquisition Closing (made in connection with the negotiation, preparation, execution, delivery and performance under, or any dispute or Action arising out of or relating to, this Agreement, any Transaction Documents or the transactions contemplated hereby or thereby) between or among XPAC, the Sponsor or any other member of the XP Group, on the one hand, and Shearman & Sterling, on the other hand, the attorney/client privilege and the expectation of client confidence shall survive the Mergers and belong to the XP Group after the Acquisition Closing, and shall not pass to or be claimed or controlled by the Acquisition Entities or the Newco Surviving Entity. Notwithstanding the foregoing, any privileged communications or information shared by the Company prior to the Acquisition Closing with XPAC or the Sponsor under a common interest agreement shall remain the privileged communications or information of the Acquisition Entities and the Newco Surviving Entity.

(b)            The Company, XPAC and the Acquisition Entities, on behalf of their respective successors and assigns, hereby agree that, in the event a dispute with respect to this Agreement or the transactions contemplated hereby arises after the Acquisition Closing between or among (x) the shareholders or holders of other equity interests of the Company or any of their respective directors, members, partners, officers, employees or Affiliates (other than the Acquisition Entities or the Newco Surviving Entity) (collectively, the “SuperBac Group”), on the one hand, and (y) the Newco Surviving Entity or any member of the XP Group, on the other hand, any legal counsel, including Skadden, Arps, Slate, Meagher & Flom LLP (“Skadden”) that represented the Company prior to the Acquisition Closing may represent any member of the SuperBac Group in such dispute even though the interests of such Persons may be directly adverse to the Acquisition Entities and the Newco Surviving Entity, and even though such counsel may have represented the Company in a matter substantially related to such dispute, or may be handling ongoing matters for the Acquisition Entities and the Newco Surviving Entity. The Company, XPAC and the Acquisition Entities, on behalf of their respective successors and assigns (including, after the Acquisition Closing, the Newco Surviving Entity), further agree that, as to all legally privileged communications prior to the Acquisition Closing (made in connection with the negotiation, preparation, execution, delivery and performance under, or any dispute or Action arising out of or relating to, this Agreement, any Transaction Documents or the transactions contemplated hereby or thereby) between or among the Company or any member of the SuperBac Group, on the one hand, and Skadden, on the other hand, the attorney/client privilege and the expectation of client confidence shall survive the Mergers and belong to the SuperBac Group after the Acquisition Closing, and shall not pass to or be claimed or controlled by the Acquisition Entities or the Newco Surviving Entity. Notwithstanding the foregoing, any privileged communications or information shared by XPAC or the Sponsor prior to the Acquisition Closing with the Company under a common interest agreement shall remain the privileged communications or information of the Acquisition Entities or the Newco Surviving Entity.

IN WITNESS WHEREOF the parties have hereunto caused this Agreement to be duly executed as of the date first above written.

[Signature Pages Follow]

XPAC ACQUISITION CORP.

By:	/s/ Chu Chiu Kong
Name: Chu Chiu Kong
Title: Chief Executive Officer and Chairman of the Board of Directors

[Signature Page to the Business Combination Agreement]

SUPERBAC PUBCO HOLDINGS INC.

By:	/s/ Wilson Ernesto da Silva
Name: Wilson Ernesto da Silva
Title: Director

[Signature Page to the Business Combination Agreement]

BAC1 HOLDINGS INC.

By:	/s/ Wilson Ernesto da Silva
Name: Wilson Ernesto da Silva
Title: Director

[Signature Page to the Business Combination Agreement]

BAC2 HOLDINGS INC.

By:	/s/ Wilson Ernesto da Silva
Name: Wilson Ernesto da Silva
Title: Director

SUPERBAC BIOTECHNOLOGY SOLUTIONS S.A.

By:	/s/ Luiz Augusto Chacon de Freitas Filho
Name: Luiz Augusto Chacon de Freitas Filho
Title: Chief Executive Officer

[Signature Page to the Business Combination Agreement]

Exhibit A

Form of PIPE Subscription Agreement

SHARE SUBSCRIPTION AGREEMENT (this “Agreement”), dated as of [●], 2022, by and among (i) the person named on the signature page hereto (the “Purchaser”), (ii) SUPERBAC PubCo Holdings Inc., a Cayman Islands exempted company (the “Company”), and (iii) XPAC Acquisition Corp., a Cayman Islands exempted company (“XPAC”).

WHEREAS, this Agreement is being entered into in connection with the proposed business combination (the “Transaction”) pursuant to that certain business combination agreement, dated April 25, 2022 (as it may be amended and/or restated from time to time, the “Business Combination Agreement”), by and among the Company, XPAC, BAC1 Holdings Inc., a Cayman Islands exempted company and wholly owned subsidiary of the Company (“Merger Sub 1”), BAC2 Holdings Inc., a Cayman Islands exempted company and wholly owned subsidiary of the Company (“Merger Sub 2”), and SuperBac Biotechnology Solutions S.A., a Brazilian sociedade anônima (“SuperBac”), pursuant to which, among other things, (a) XPAC will merge with and into Merger Sub 1, with Merger Sub 1 surviving the merger as a wholly owned subsidiary of the Company (the “Initial Merger”), and (b) at least one day after the closing date of the Initial Merger, Merger Sub 2 will merge with and into a newly formed Cayman Islands exempted company that will, prior to the consummation of the Transaction, own all of the issued and outstanding equity securities of SuperBac (“HoldCo”), with HoldCo surviving the merger as a wholly owned subsidiary of the Company (the “Acquisition Merger”). Upon consummation of the Transaction, ordinary shares of the Company, each with a par value of $0.0001 (the “Shares”), will be listed on the Nasdaq;

WHEREAS, in connection with the Transaction and as contemplated by the Business Combination Agreement, the Company and XPAC are seeking commitments (“Subscriptions”) from interested investors to subscribe for, concurrently with the completion of the Acquisition Merger, Shares in a private transaction in which the Company expects to raise an aggregate amount of $[●];

WHEREAS, in connection with the Transaction and as contemplated by the Business Combination Agreement, the Purchaser (as set forth on the signature page hereto) desires to subscribe for and purchase from the Company, on the Closing Date (as defined below), that number of Shares set forth on the signature page hereto (the “Acquired Shares”) for a purchase price of $10.00 per share, and for the aggregate purchase price set forth on the signature page hereto (the “Purchase Price”), and the Company desires to issue and sell to Purchaser that number of Ordinary Shares set forth on the signature page hereto in consideration of the payment of the Purchase Price therefor by or on behalf of Purchaser to the Company, all on the terms and subject to the conditions set forth herein;

WHEREAS, substantially concurrently with the execution of this Agreement, the Company and XPAC are entering into separate subscription agreements (collectively, the “Other Subscription Agreements”) with certain investors (other than the Purchaser) (the “Other Purchasers”).

NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties and covenants, and subject to the conditions, set forth herein, and intending to be legally bound hereby, the Purchaser and the Company agree as follows:

1.            Subscription. The Purchaser hereby agrees to subscribe for, and the Company hereby agrees, subject to the receipt of the Purchase Price, to issue to the Purchaser, the Acquired Shares, all on the terms, and subject to the conditions, provided for herein.

2.            Closing. The closing of the Subscription contemplated hereby (the “Closing”) is contingent upon the substantially concurrent consummation of the Transaction contemplated under the Business Combination Agreement. As used herein, the “Closing Date” means the Acquisition Closing Date (as defined in the Business Combination Agreement). Not less than three Business Days (a “Business Day” meaning a day on which commercial banks are open for business in New York, USA, the Cayman Islands and the City of São Paulo, State of São Paulo, Brazil, except a Saturday, Sunday, public holiday (gazetted or ungazetted and whether scheduled or unscheduled) or a day on which banking institutions or trust companies are authorized or obligated by law to close in New York, USA, the Cayman Islands or the State of São Paulo, Brazil) prior to the scheduled or anticipated Closing Date, the Company shall provide written notice to the Purchaser (the “Closing Notice”) (i) setting forth the scheduled or anticipated Closing Date, (ii) stating that the Company reasonably expects all conditions to the closing of the Transaction to be satisfied or waived, and (iii) including wire instructions for delivery of the Purchase Price for the Acquired Shares to the Escrow Agent (as defined below). The Purchaser shall deliver to Continental Stock Transfer & Trust Company as escrow agent (or such other escrow agent appointed by the Company and notified in writing to the Purchaser) (the “Escrow Agent”), on the second Business Day immediately prior to the Closing Date, the Purchase Price for the Acquired Shares, which shall be held in a non-interest bearing segregated escrow account for the benefit of the Purchaser (the “Escrow Account”) until Closing, pursuant to the terms of an escrow agreement to be entered into between the Company and the Escrow Agent (the “Escrow Agreement”), by wire transfer of United States dollars in immediately available funds to the Escrow Account, the details for which shall be specified in the Closing Notice. The Purchase Price for the Acquired Shares shall only be applied in subscription by the Purchaser for the Acquired Shares on the Closing Date. On the Closing Date, subject to the satisfaction or waiver of the conditions set forth in Section 3 below, substantially concurrently, (i) the Purchase Price shall be released from the Escrow Account automatically and without further action by the Company or the Purchaser and (ii) the Company shall deliver to Purchaser (a) the Acquired Shares in book-entry form, or, if required by the undersigned, certificated form, free and clear of any liens or other restrictions whatsoever (other than those arising under state or federal securities laws as set forth herein), in the name of the Purchaser (or its nominee in accordance with its delivery instructions) or to a custodian designated by the undersigned, as applicable, and (b) a copy of the records of the Company’s transfer agent showing the undersigned (or such nominee or custodian) as the owner of the Acquired Shares on and as of the Closing Date.

In the event that the Transaction is not consummated within two (2) business days after the anticipated Closing Date identified in the Closing Notice for any reason, or in the event of the termination of this Agreement in accordance with the terms hereof, the Escrow Agent shall promptly (but not later than two Business Days thereafter) return to the Purchaser any amounts paid by the Purchaser pursuant to this Agreement, by wire transfer of United States dollars in immediately available funds to the account specified by the Purchaser, and any book-entries, certificates or DRS advice in connection with the Acquired Shares (to the extent that any such book-entries were made, certificates were prepared or DRS advice was generated) shall be deemed cancelled; provided, however, that unless this Agreement has been terminated pursuant to Section 9, such return of funds shall not terminate this Agreement or relieve the Purchaser of its obligation to purchase the Acquired Shares at the Closing Date upon delivery of a new Closing Notice in accordance with the terms of this Section 2.

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3.            Closing Conditions. The Closing is also subject to the conditions that, on the Closing Date:

a.            all representations and warranties of the Company, XPAC and the Purchaser contained in this Agreement (except with respect to such representations and warranties which speak as to an earlier date, which representations and warranties shall be true and correct at and as of such date) shall be true and correct in all material respects at and as of the Closing Date (other than representations and warranties that are qualified as to materiality, Company Material Adverse Effect, XPAC Material Adverse Effect or Purchaser Material Adverse Effect, which representations and warranties shall be true in all respects), but in each case without giving effect to consummation of the Transaction; provided that none of the Company, XPAC or the Purchaser may rely on this closing condition if the failure of this closing condition to be satisfied results from the failure of such party’s representations and warranties to be so true and correct or a breach by such party of any of its covenants or agreements contained herein;

b.            there shall not have been enacted or promulgated any governmental order, law, statute, rule or regulation enjoining or prohibiting the consummation of the Transaction;

c.            all conditions precedent to the closing of the Transaction pursuant to the Business Combination Agreement, including the approval of XPAC’s shareholders and any regulatory approvals, shall have been satisfied or waived (other than those conditions which, by their nature, are to be satisfied at the closing of the Transaction but subject to satisfaction or waiver thereof substantially concurrently with the closing of the Transaction pursuant to the Business Combination Agreement);

d.            each party shall have performed, satisfied and complied in all material respects with all covenants, agreements and conditions required by this Agreement to be performed, satisfied or complied with by it at or prior to Closing; provided that none of the Company, XPAC or the Purchaser may rely on this closing condition if the failure of this closing condition to be satisfied results from a breach by such party of any of its covenants or agreements contained herein;

e.            the Business Combination Agreement shall not have been modified, waived or amended to materially and adversely affect the economic benefits that the Purchaser would reasonably expect to receive under this Agreement; and

f.            the Acquired Shares shall have been approved for listing on the Nasdaq.

4.            Further Assurances. At the Closing, the Company and the Purchaser shall execute and deliver such additional documents and take such additional actions as they reasonably may deem to be practical and necessary in order to consummate the Subscription contemplated by this Agreement.

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5.            Company Representations and Warranties. The Company represents and warrants to the Purchaser that at the date of signature of this Agreement and as of the Closing Date:

a.            The Company is a newly formed entity formed solely for the purpose of effecting the transactions contemplated by the Business Combination Agreement (including the Transaction and the Subscriptions). The Company is duly incorporated, validly existing and in good standing under the laws of the Cayman Islands, with the requisite legal power and authority to own, lease and operate its properties and conduct its business as presently conducted and to enter into, deliver and perform its obligations under this Agreement, including the issuance of the Acquired Shares to the Purchaser in accordance with the terms hereof.

b.            Upon the consummation of the Transaction, the Company will own 100% of the equity interests of HoldCo and will have all requisite power and authority to run the business of HoldCo and its subsidiaries, including SuperBac (collectively, the “Business”).

c.            As of the Closing Date, subject to the receipt of the Purchase Price in accordance with the terms of this Agreement and registration with the Company’s transfer agent, the Acquired Shares will be duly authorized and, when issued and delivered to the Purchaser in accordance with the terms of this Agreement, the Acquired Shares will be validly issued and fully paid and will not have been issued in violation of or subject to any preemptive or similar rights created under the Company’s organizational and constituent documents (as in effect at such time of issuance) or under the laws of the Cayman Islands.

d.            The execution and delivery of this Agreement, the performance by the Company of its obligations hereunder and the consummation by the Company of the transactions contemplated hereby, including the issuance of the Acquired Shares to the Purchaser in accordance with the terms hereof, have been duly authorized by all requisite action on the part of the Company. No other action on the part of the Company is necessary to authorize this Agreement or the consummation of the transactions contemplated hereby, including the issuance of the Acquired Shares to the Purchaser in accordance with the terms hereof. This Agreement has been duly executed and delivered by the Company, and (assuming due authorization, execution and delivery by XPAC and the Purchaser) this Agreement constitutes the legal, valid and binding obligation of the Company, enforceable against it in accordance with its terms, except as the enforceability hereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting the enforcement of creditors’ rights generally or applicable equitable principles (whether considered in a proceeding at law or in equity) (the “Enforceability Exceptions”).

e.            The issuance of the Acquired Shares and the compliance by the Company with all of the provisions of this Agreement and the consummation of this Subscription will not: (i) conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, any law, regulation, agreement or instrument binding upon the Company, or result in the creation or imposition of any lien, charge or encumbrance upon any of the property or assets of the Business, that would reasonably be expected to have a material adverse effect on the business, properties, assets, financial condition or results of operations of the Business or the Company and its subsidiaries, taken as a whole (a “Company Material Adverse Effect”), or materially affect the validity of the Acquired Shares or the legal authority of the Company to comply in all material respects with the terms of this Agreement, (ii) result in any violation of the provisions of the organizational and constitutional documents of the Company (as in effect at such time of issuance), or (iii) result in any violation of any statute or any judgment, order, rule or regulation of any court or governmental agency or body, domestic or foreign, having jurisdiction over the Company or any of its properties that would reasonably be expected to have a Company Material Adverse Effect or materially affect the validity of the Acquired Shares or the legal authority of the Company to comply in all material respects with this Agreement.

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f.            The Company has not entered into any agreement or arrangement entitling any agent, broker, investment banker, financial advisor or other person to any broker’s or finder’s fee or any other commission or similar fee in connection with the transactions contemplated by this Agreement for which the Purchaser could become directly liable (it being understood that the Purchaser will effectively bear its pro rata share of any such expense indirectly as a result of its investment in the Company).

g.            Assuming the accuracy of the representations and warranties of XPAC and the Purchaser in Sections 6 and 7, respectively, no registration of the Acquired Shares will be required under the United States Securities Act of 1933, as amended (the “Securities Act”), in connection with the Subscription by the Purchaser.

h.            Assuming the accuracy of XPAC’s and the Purchaser’s representations and warranties set forth in Sections 6 and 7, respectively, the Company is not required to obtain any material consent, waiver or authorization of, give any notice to, or make any filing with, any court or other federal, state, local or other governmental authority or other person in connection with the issuance of the Acquired Shares pursuant to this Agreement, other than (i) filings with the U.S. Securities and Exchange Commission (the “SEC”), (ii) filings required by applicable securities laws, (iii) the filings required in accordance with Section 11(q), (iv) those required by the Nasdaq, (v) those required to consummate the Transaction as provided under the Business Combination Agreement and (vi) those whose failure to so obtain would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

i.            A copy of each form, report, statement, schedule, prospectus, proxy, registration statement and other document, if any, filed by the Company on or prior to the Closing Date (the “SEC Documents”) is available to the undersigned via the SEC’s EDGAR system. None of the SEC Documents contained, when filed or, if amended, as of the date of such amendment with respect to those disclosures that are amended, any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, that with respect to the information about the Company’s affiliates contained in any SEC Document to be filed by the Company the representation and warranty in this sentence is made to the Company’s knowledge. The financial statements of the Company included in the SEC Documents comply in all material respects with applicable accounting requirements and the rules and regulations of the SEC with respect thereto as in effect at the time of filing and fairly present in all material respects the financial condition of the Company as of and for the dates thereof and the results of operations and cash flows for the periods then ended, subject, in the case of unaudited statements, to normal, year-end audit adjustments. There are no material outstanding or unresolved comments in comment letters from the staff of the Division of Corporation Finance of the SEC with respect to any of the SEC Documents.

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j.            The Company is in compliance with all applicable laws, except where such non-compliance would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company has not received any written communication from a governmental authority that alleges that the Company is not in compliance with or is in default or violation of any applicable law, except where such non-compliance, default or violation would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

k.            Except for such matters as have not had and would not be reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect, there is no (i) action, suit, claim or other proceeding, in each case by or before any governmental authority pending, or, to the knowledge of the Company as of the date of this Agreement, threatened in writing against the Company, or (ii) judgment, decree, injunction, ruling or order of any governmental entity or arbitrator outstanding against the Company.

l.            The Other Subscription Agreements entered into or to be entered into by the Company in connection with the Transaction (or any agreements or understandings (including side letters) entered into or to be entered into in connection therewith or in connection with the purchase of Shares by the Other Purchasers) reflect the same per Share Purchase Price as set forth in this Agreement and do not contain any provisions that are more favorable from an economic perspective to such Other Subscribers or any affiliate or any party related thereto than the provisions of this Agreement.

6.            XPAC Representations and Warranties. XPAC represents and warrants to the Purchaser that at the date of signature of this Agreement and as of the Closing Date:

a.            XPAC is an entity duly incorporated, validly existing and in good standing under the laws of the Cayman Islands, with requisite legal entity power and authority to carry on its business as now being conducted and to enter into, deliver and perform its obligations under this Agreement.

b.            The execution and delivery of this Agreement, the performance by XPAC of its obligations hereunder and the consummation by XPAC of the transactions contemplated hereby, have been duly authorized by all requisite action on the part of XPAC, subject to subject to the receipt of the requisite approval of XPAC’s shareholders as contemplated by the Business Combination Agreement. This Agreement has been duly executed and delivered by XPAC, and (assuming due authorization, execution and delivery by the Company and Purchaser) this Agreement constitutes the legal, valid and binding obligation of XPAC, enforceable against it in accordance with its terms, except as the enforceability hereof may be limited by the Enforceability Exceptions.

c.            A copy of each form, report, statement, schedule, prospectus, proxy, registration statement and other document filed by XPAC on or prior to the Closing Date (the “XPAC SEC Documents”) is available to the undersigned via the SEC’s EDGAR system. None of the XPAC SEC Documents contained, when filed or, if amended, as of the date of such amendment with respect to those disclosures that are amended, any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, that with respect to the information about XPAC’s affiliates contained in any SEC Document to be filed by XPAC the representation and warranty in this sentence is made to XPAC’s knowledge. The financial statements of XPAC included in the XPAC SEC Documents comply in all material respects with applicable accounting requirements and the rules and regulations of the SEC with respect thereto as in effect at the time of filing and fairly present in all material respects the financial condition of XPAC as of and for the dates thereof and the results of operations and cash flows for the periods then ended, subject, in the case of unaudited statements, to normal, year-end audit adjustments. There are no material outstanding or unresolved comments in comment letters from the staff of the Division of Corporation Finance of the SEC with respect to any of the XPAC SEC Documents.

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d.            XPAC is in compliance with all applicable laws, except where such non-compliance has not had and would not be reasonably likely to have a material adverse effect on the business, properties, assets, financial condition or results of operations of, XPAC (an “XPAC Material Adverse Effect”). XPAC has not received any written communication from a governmental authority that alleges that XPAC is not in compliance with or is in default or violation of any applicable law, except where such non-compliance, default or violation would not reasonably be expected to have, individually or in the aggregate, an XPAC Material Adverse Effect.

e.            Compliance by XPAC with all of the provisions of this Agreement and the consummation of this Subscription will not: (i) conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, any law, regulation, agreement or instrument binding upon XPAC, or result in the creation or imposition of any lien, charge or encumbrance upon any of the property or assets of XPAC, in each case that would reasonably be expected to result in a XPAC Material Adverse Effect or materially affect the validity of the Acquired Shares or the legal authority of XPAC to comply in all material respects with the terms of this Agreement, (ii) result in any violation of the provisions of the organizational and constitutional documents of XPAC (as in effect at such time of issuance), or (iii) result in any violation of any statute or any judgment, order, rule or regulation of any court or governmental agency or body, domestic or foreign, having jurisdiction over XPAC or any of its properties that would reasonably be expected to have a XPAC Material Adverse Effect or materially affect the validity of the Acquired Shares or the legal authority of XPAC to comply in all material respects with this Agreement.

f.            Assuming the accuracy of the representations and warranties of the Company and the Purchaser in Sections 5 and 7, respectively, no registration of the Acquired Shares will be required under the Securities Act, in connection with the Subscription by the Purchaser.

g.            Neither the XPAC nor any person acting on its behalf has engaged or will engage in any form of general solicitation or general advertising (within the meaning of Regulation D) in violation of the Securities Act in connection with any offer or sale of the Acquired Shares.

h.            XPAC has not engaged in any “directed selling efforts” (within the meaning of Regulation S) with respect to the Acquired Shares, and XPAC and its affiliates have complied with the offering restrictions requirement of Regulation S.

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i.            Neither XPAC, its affiliates nor any person acting on its or any of their behalf has, directly or indirectly, solicited any offer to buy, sold or offered to sell any security which is or would be integrated with the sale of the Acquired Shares in a manner that would require the offer and sale of the Acquired Shares to be registered under the Securities Act.

j.            Assuming the accuracy of the representations and warranties of the Company and the Purchaser in Sections 5 and 7, respectively, XPAC is not required to obtain any material consent, waiver or authorization of, give any notice to, or make any filing with, any court or other federal, state, local or other governmental authority or other person in connection with the issuance of the Acquired Shares pursuant to this Agreement, other than (i) filings with the SEC, (ii) filings required by applicable securities laws, (iii) the filings required in accordance with Section 11(q), (iv) those required by the Nasdaq, (v) those required to consummate the Transaction as provided under the Business Combination Agreement and (vi) those whose failure to so obtain would not reasonably be expected to have, individually or in the aggregate, a XPAC Material Adverse Effect.

k.            Except for such matters as have not had and would not be reasonably likely to have, individually or in the aggregate, an XPAC Material Adverse Effect, there is no (i) action, suit, claim or other proceeding, in each case by or before any governmental authority pending, or, to the knowledge of XPAC, threatened against XPAC, or (ii) judgment, decree, injunction, ruling or order of any governmental entity or arbitrator outstanding against XPAC.

7.            Purchaser Representations and Warranties. The Purchaser represents and warrants to the Company that at the date of signature of this Agreement and as of the Closing Date:

a.            If the Purchaser is located in the United States or is a U.S. person:

i.            The Purchaser (i) is a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act) or an institutional “accredited investor” (within the meaning of Rule 501(a) under the Securities Act) satisfying the applicable requirements set forth on Schedule A, (ii) is aware that the sale of the Acquired Shares to the Purchaser is being made in reliance on a private placement exemption from registration under the Securities Act and is acquiring the Securities for its own account or for an account over which the Purchaser exercises sole discretion for another qualified institutional buyer or accredited investor, and the Purchaser has the full power and authority to make the acknowledgements, representations and agreements herein on behalf of each owner of each such account, and (iii) is not subscribing for the Acquired Shares with a view to, or for offer or sale in connection with, any distribution thereof in violation of the Securities Act (and shall provide the requested information on Schedule A).

ii.            The Purchaser is not an entity formed for the specific purpose of acquiring the Acquired Shares.

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b.            If the Purchaser is located outside the United States and is not a U.S. person:

i.            The Purchaser is acquiring the Acquired Shares in an "offshore transaction" meeting the requirements of Rule 903 of Regulation S under the Securities Act;

ii.            The Purchaser is are aware that the sale to them is being made in reliance on a private placement exemption from, or in a transaction not subject to, registration under the Securities Act, and the purchaser and the person, if any, for whose account or benefit the purchaser is acquiring the Securities offered pursuant to this Subscription, was located outside the United States and was not a U.S. person at the time (x) the offer was made to it and (y) when the buy order for such Subscribed Shares was originated, and continues to be located outside the United States and not to be a U.S. person and has not purchased such Acquired Shares for the account or benefit of any person located in the United States or who is a U.S. person, or entered into any arrangement for the transfer of such Acquired Shares or any economic interest therein to any person located in the United States or any U.S. person;

iii.            The Purchaser is authorized to consummate the purchase of the Acquired Shares offered pursuant to this Subscription in compliance with all applicable laws and regulations of the jurisdiction where such sales are to be made[; and]

iv.            [The Purchaser is a professional investor (investidor profissional) under the definition of CVM Resolution No. 30, incorporated, formed or resident in a jurisdiction other than the Federative Republic of Brazil; and able to hold securities and engage in financial settlement of securities transactions with funds held in the U.S.]

c.            The Purchaser acknowledges that it is not acquiring the Acquired Shares with a view to, or for offer or sale in connection with, a distribution thereof in violation of the Securities Act.

d.            The Purchaser is not currently (and at all times through Closing will refrain from being or becoming) a member of a “group” (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”) or any successor provision) acting for the purpose of acquiring, holding, voting or disposing of equity securities of the Company (within the meaning of Rule 13d-5(b)(1) under the Exchange Act).

e.            The Purchaser understands that the Acquired Shares are being offered in a transaction not involving any public offering within the meaning of the Securities Act and that the Acquired Shares have not been registered under the Securities Act or any other applicable securities laws. The Purchaser understands that the Acquired Shares may not be resold, transferred, pledged or otherwise disposed of by the Purchaser absent an effective registration statement under the Securities Act except (i) to the issuer of such securities or a subsidiary thereof, (ii) to non-U.S. persons pursuant to offers and sales that occur outside the United States within the meaning of Regulation S under the Securities Act or (iii) pursuant to another applicable exemption from the registration requirements of the Securities Act, and in each of cases (i) and (iii) in accordance with any applicable securities laws of the states and other jurisdictions of the United States, and that the Acquired Shares will be subject to a restrictive legend to such effect. The Purchaser acknowledges that the Acquired Shares may not be eligible for resale pursuant to Rule 144 promulgated under the Securities Act. The Purchaser understands and agrees that the Acquired Shares will be subject to the foregoing transfer restrictions and, as a result of these transfer restrictions, the Purchaser may not be able to readily resell the Acquired Shares and may be required to bear the financial risk of an investment in the Acquired Shares for an indefinite period of time. The Purchaser understands that it has been advised to consult legal counsel as well as tax and accounting advisors prior to making any offer, resale, pledge or transfer of any of the Acquired Shares.

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f.            The Purchaser further acknowledges that there have been no representations, warranties, covenants and agreements made to the Purchaser, expressly or by implication, other than those representations, warranties, covenants and agreements included in this Agreement (and any other agreements executed and delivered in connection with the Transaction to which the Purchaser is party, if any).

g.            The Purchaser acknowledges that it has received a copy of the Investor Presentation, dated as of [●], 2022, provided by the Company and XPAC (the “Disclosure Package”), and made its own assessment and is satisfied concerning the relevant tax and other economic considerations relevant to the Purchaser’s investment in the Acquired Shares. The Purchaser acknowledges that it has reviewed the documents made available to the Purchaser by the Company and XPAC in the electronic data room hosted by the XPAC in connection with the transactions contemplated by this Agreement. The Purchaser is not relying upon, and has not relied upon, any statement, representation or warranty made by any person, firm or corporation (including, without limitation, HoldCo, the Company, XPAC, SuperBac or any of their respective affiliates or any of their control persons, officers, directors and employees) including the Disclosure Package, other than the statements, representations and warranties of the Company and XPAC contained in this Agreement, in making its investment or decision to invest in the Company.

h.            The Purchaser became aware of this offering of the Acquired Shares solely by means of direct contact between the Purchaser and the Company, XPAC or a representative of the Company or XPAC, and the Acquired Shares were offered to the Purchaser solely by direct contact between the Purchaser and the Company, XPAC or a representative of the Company or XPAC. The Purchaser did not become aware of this offering of the Acquired Shares, nor were the Acquired Shares offered to the Purchaser, by any other means. The Purchaser acknowledges that the Company represents and warrants that the Acquired Shares (i) were not offered by any form of general solicitation or general advertising and (ii) are not being offered in a manner involving a public offering under, or in a distribution in violation of, the Securities Act, or any state securities laws.

i.            The Purchaser understands and agrees that the Purchaser is purchasing the Acquired Shares directly from the Company. The Purchaser further acknowledges that there have not been, and the Purchaser hereby expressly and irrevocably acknowledges and agrees that it is not relying on, any representations, warranties, covenants or, agreements or statements made to the Purchaser by or on behalf of the Company, XPAC, SuperBac or their respective affiliates or any of the respective subsidiaries, control persons, officers, directors, employees, partners, agents or representatives, or any other party to the Transaction or any other person or entity, expressly or by implication, (including by omission), other than those representations, warranties, covenants, agreements and statements of the Company and XPAC expressly set forth in this Agreement, and the Purchaser is not relying on any other purported representations, warranties, covenants, agreements or statements (including by omission).

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j.            The Purchaser acknowledges that it is aware that there are substantial risks incident to the subscription for and ownership of the Acquired Shares, including those set forth in the Disclosure Package. The Purchaser has sought such accounting, legal and tax advice as the Purchaser has considered necessary to make an informed investment decision. The Purchaser (i) is an institutional account as defined in FINRA Rule 4512(c), (ii) is a sophisticated investor, experienced in investing in private equity transactions and capable of evaluating investment risks independently, both in general and with regard to all transactions and investment strategies involving a security or securities, and (iii) has exercised independent judgment in evaluating its participation in the purchase of the Acquired Shares. The Purchaser acknowledges that its purchase of Acquired Shares (i) is fully consistent with the Purchaser’s financial needs, objectives and condition, (ii) complies and is fully consistent with all of the Purchaser’s applicable investment policies, guidelines and other restrictions, (iii) has been duly authorized and approved by all necessary action (corporate or otherwise), and (iv) does not and will not violate or constitute a default under the Purchaser’s charter, by-laws or other constituent documents or under any law, rule, regulation, agreement or other obligation by which we are bound and are a fit, proper and suitable investment, notwithstanding the substantial risks inherent in investing in or holding the Acquired Shares. The Purchaser understands and acknowledges that the purchase and sale of the Acquired Shares hereunder meets (i) the exemptions from filing under FINRA Rule 5123(b)(1)(A) and (ii) the institutional customer exemption under FINRA Rule 2111(b).

k.            Alone, or together with any professional advisor(s), the Purchaser has analyzed and considered the risks of an investment in the Acquired Shares and determined that the Acquired Shares are a suitable investment for the Purchaser. The Purchaser acknowledges specifically that a possibility of total loss exists.

l.            The Purchaser understands, acknowledges and represents that:

i.            No disclosure or offering document has been prepared in connection with the offer and sale of the Securities by [●] (the “Placement Agents”).

ii.            The Purchaser acknowledges that (a) it has conducted its own investigation of the Company, XPAC, SuperBac and the Acquired Shares and we have not relied on any statements or other information provided by the Placement Agents concerning the Company, XPAC, SuperBac or the Acquired Shares or the offer and sale of the Acquired Shares, (b) it has had access to, and an adequate opportunity to review, financial and other information as the Purchaser deems necessary to make its decision to purchase the Acquired Shares, (c) the Purchaser and its professional advisor(s), if any, have been offered and have had the full opportunity to ask questions of the Company, XPAC, SuperBac and the Transaction and received answers thereto, including on the financial information, as we deemed necessary in connection with our decision to purchase the Acquired Shares; and (d) it has made its own assessment and have satisfied itself concerning the relevant tax and other economic considerations relevant to its investment in the Acquired Shares.

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iii.            The Purchaser understands and acknowledges that (i) the Company, XPAC, SuperBac and the Placement Agents currently may have, and later may come into possession of, information regarding the Company, XPAC and SuperBac that is not known to the Purchaser and that may be material to a decision to enter into this transaction to purchase the Acquired Shares (“Excluded Information”), (ii) the Purchaser has determined to enter into the this transaction to purchase the Acquired Shares notwithstanding the Purchaser’s lack of knowledge of the Excluded Information, and (iii) none of the Company, XPAC, SuperBac and the Placement Agents shall have liability to the Purchaser, and the Purchaser hereby to the extent permitted by law waive and releases any claims the Purchaser may have against the Company, XPAC, SuperBac and the Placement Agents, with respect to the nondisclosure of the Excluded Information.

iv.            The Purchaser understands and acknowledges that certain information provided to the Purchaser was based on projections, and such projections were prepared based on assumptions and estimates that are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the projections. The Purchaser understands and acknowledges that such information and projections were prepared without the participation of the Placement Agents and that the Placement Agents does not assume responsibility for independent verification of, or the accuracy or completeness of, such information or projections.

v.            The Purchaser agrees that the Placement Agents shall not be liable to the Purchaser (including in contract, tort, under federal or state securities laws or otherwise) for any action heretofore or hereafter taken or omitted to be taken by any of them in connection with the Subscription for Acquired Shares by the Purchaser. On behalf of the Purchaser and its affiliates, the Purchaser releases the Placement Agents in respect of any losses, claims, damages, obligations, penalties, judgments, awards, liabilities, costs, expenses or disbursements related to the Subscription for Acquired Shares by the Purchaser. The Purchaser agrees not to commence any litigation or bring any claim against the Placement Agents in any court or any other forum which relates to, may arise out of, or is in connection with, the Subscription for Acquired Shares by the Purchaser. This undertaking is given freely and after obtaining independent legal advice.

vi.            The Placement Agents and their respective directors, officers, employees, representatives and controlling persons have made no independent investigation with respect to the Company or the Securities or the accuracy, completeness or adequacy of any information supplied to the Purchaser by the Company, XPAC or SuperBac.

vii.            In making its decision to purchase the Acquired Shares, the Purchaser has relied solely upon independent investigation made by the Purchaser. In connection with the issue and purchase of the Acquired Shares, the Placement Agents have not acted as financial advisors or fiduciaries to the Purchaser and none of the Company, XPAC, SuperBac and their respective subsidiaries and representatives has acted as a financial advisor, fiduciary, broker or dealer to the Purchaser. The Placement Agents and their respective affiliates have not provided, and will not provide, any advice or recommendation to the Purchaser in connection with the Placement.

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viii.            The Purchaser: (i) is able to fend for itself in the transactions contemplated by this Agreement; (ii) has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of its prospective investment in the Acquired Shares; and (iii) has the ability (at this time and in the foreseeable future) to bear the economic risks of its prospective investment in the Acquired Shares and can afford the complete loss of such investment.

ix.            The Purchaser understands and acknowledges that the Placement Agents or their affiliates will receive deferred underwriting commissions as referred to in the IPO Prospectus (as defined below) upon consummation of the Transaction.

m.            The Purchaser understands and acknowledges that no federal or state agency has passed upon or endorsed the merits of the offering of the Acquired Shares or made any findings or determination as to the fairness of this investment or the accuracy or adequacy of the Disclosure Package.

n.            If the Purchaser is not an individual, the Purchaser has been duly formed or incorporated and is validly existing in good standing under the laws of its jurisdiction of incorporation or formation. The Purchaser has the power and authority to enter into, deliver and perform the Purchaser’s obligations under this Agreement.

o.            The execution, delivery and performance by the Purchaser of this Agreement are within the powers of the Purchaser, have been duly authorized and will not constitute or result in a breach or default under or conflict with any order, ruling or regulation of any court or other tribunal or of any governmental commission or agency, or any agreement or other undertaking, to which the Purchaser is a party or by which the Purchaser is bound, and, if the Purchaser is a legal entity, will not violate any provisions of the Purchaser’s charter documents, including, without limitation, its incorporation or formation papers, bylaws, indenture of trust or partnership or operating agreement, as may be applicable. The Purchaser’s signature on this Agreement is genuine, and the signatory has been duly authorized and has legal competence and capacity to execute the same, this Agreement has been duly executed and delivered by the Purchaser, and (assuming due authorization, execution and delivery by XPAC and the Company) this Agreement constitutes the legal, valid and binding obligation of the Purchaser, enforceable against the Purchaser in accordance with its terms, except as the enforceability hereof may be limited by the Enforceability Exceptions.

p.            The Purchaser is not (i) a person or entity named on the List of Specially Designated Nationals and Blocked Persons administered by the United States Treasury Department’s Office of Foreign Assets Control (“OFAC”) or in any Executive Order issued by the President of the United States and administered by OFAC (“OFAC List”), or a person or entity prohibited by any OFAC sanctions program, (ii) a Designated National as defined in the United States Cuban Assets Control Regulations, 31 C.F.R. Part 515, or (iii) a non-U.S. shell bank or providing banking services indirectly to a non-U.S. shell bank. The Purchaser agrees to provide law enforcement agencies, if requested thereby, such records as required by applicable law, provided that the Purchaser is permitted to do so under applicable law. If the Purchaser is a financial institution subject to the United States Bank Secrecy Act (31 U.S.C. Section 5311 et seq.) (the “BSA”), as amended by the USA PATRIOT Act of 2001 (the “PATRIOT Act”), and its implementing regulations (collectively, the “BSA/PATRIOT Act”), the Purchaser maintains written policies and procedures reasonably designed to comply with applicable obligations under the BSA/PATRIOT Act. To the extent required, it maintains policies and procedures reasonably designed for the screening of its investors against the OFAC sanctions programs, including the OFAC List. To the extent required by applicable law, the Purchaser maintains policies and procedures reasonably designed to ensure that the funds held by the Purchaser and used to subscribe for the Acquired Shares were legally derived.

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q.            The Purchaser will have sufficient funds to pay the Purchase Price at the Closing.

r.            The Purchaser does not have, as of the date hereof, and during the 30-day period immediately prior to the date hereof Subscriber has not entered into, any “put equivalent position” as such term is in Rule 16a-1 under the Exchange Act or short sale positions with respect to the Company. The Purchaser hereby agrees that from the date of this Agreement until the Closing (or the earlier termination of this Agreement in accordance with its terms), none of the Purchaser, its controlled affiliates, or any person or entity acting on behalf of the Purchaser or any of its controlled affiliates or pursuant to any understanding with the Purchaser or any of its controlled affiliates will engage in any Short Sales with respect to securities of XPAC. For purposes of this Section 7, “Short Sales” shall include, without limitation, all “short sales” as defined in Rule 200 promulgated under Regulation SHO under the Exchange Act, and, except as otherwise consented to by XPAC and the Company, all types of direct and indirect stock pledges (other than pledges in the ordinary course of business as part of prime brokerage arrangements), forward sale contracts, options, puts, calls, swaps and similar arrangements (including on a total return basis), and sales and other transactions through non-U.S. broker dealers or foreign regulated brokers. Notwithstanding anything to the contrary set forth herein, (i) nothing herein shall prohibit any entities under common management or that share an investment advisor with Purchaser that have no knowledge of this Agreement or of Purchaser’s participation in the transaction contemplated hereby (including Purchaser’s controlled affiliates and/or other affiliates) from entering into any Short Sales; and (ii) in the case of a Purchaser that is a multi-managed investment vehicle whereby separate portfolio managers manage separate portions of such Purchaser’s assets and the portfolio managers have no knowledge of the investment decisions made by the portfolio managers managing other portions of such Purchaser’s assets, this Section 7 (r) shall only apply with respect to the portion of assets managed by the portfolio manager that made the investment decision to purchase the Acquired Shares.

s.            The Purchaser’s subscription for and holding of the Acquired Shares does not constitute or result in a non-exempt prohibited transaction under Section 406 of the United States Employee Retirement Income Security Act of 1974, as amended (“ERISA”), Section 4975 of the United States Internal Revenue Code of 1986, as amended (the “Code”), or any applicable similar law. If the Purchaser is an employee benefit plan that is subject to Title I of ERISA, a plan, an individual retirement account or other arrangement that is subject to section 4975 of the Code or an employee benefit plan that is a governmental plan (as defined in section 3(32) of ERISA), a church plan (as defined in section 3(33) of ERISA), a non-U.S. plan (as described in section 4(b)(4) of ERISA) or other plan that is not subject to the foregoing but may be subject to provisions under any other federal, state, local, non-U.S. or other laws or regulations that are similar to such provisions of ERISA or the Code, or an entity whose underlying assets are considered to include “plan assets” of any such plan, account or arrangement (each, a “Plan”) subject to the fiduciary or prohibited transaction provisions of ERISA or section 4975 of the Code, the Purchaser represents and warrants that it has not relied on the Company or any of its affiliates for investment advice as the Plan’s fiduciary with respect to its decision to acquire and hold the Acquired Shares, and none of the Company or any of its affiliates shall at any time be relied upon as the Plan’s fiduciary with respect to any decision to acquire, continue to hold or transfer the Acquired Shares.

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8.            Registration Rights.

a.            The Company agrees that, no later than the date that is 30 calendar days after the consummation of the Transaction, the Company will file with the SEC (at the Company’s sole cost and expense) a registration statement (a “Registration Statement”) registering the resale by the Purchaser of the Acquired Shares that are then eligible for resale (the “Registrable Shares”), and the Company shall use its commercially reasonable efforts to have the Registration Statement declared effective by the SEC as soon as practicable after the filing thereof, but no later than the earlier of (i) the 60th calendar day (or the 90th calendar day if the SEC notifies the Company that it will “review” the Registration Statement) following the Closing Date and (ii) the 10th Business Day after the date the Company is notified (orally or in writing, whichever is earlier) by the SEC that the Registration Statement will not be “reviewed” or will not be subject to further review; provided, however, that if such day falls on a Saturday, Sunday or other day that the SEC is closed for business, such date shall be extended to the next Business Day on which the SEC is open for business. A substantially complete draft of the Registration Statement shall be provided to the Purchaser at least two Business Days prior to filing. The Company agrees to cause such registration statement or another shelf registration statement to remain effective until the earlier of (a) two years from the issuance of the Registrable Shares, or (b) the first date on which the Purchaser can sell all of its Registrable Shares (or shares received in exchange therefor) under Rule 144 of the United States Securities Act within 90 days without limitation as to the amount or manner of sale of such securities that may be sold and without the requirement for the Company to be in compliance with the current public information required under Rule 144(c)(1) (or Rule 144(i)(2), if applicable). The Purchaser agrees to disclose its ownership to the Company upon request to assist the Company in making the determination described above. The Company’s obligations to include the Registrable Shares (or shares issued in exchange therefor) in the Registration Statement are contingent upon the Purchaser furnishing in writing to the Company such information regarding the Purchaser, the securities of the Company held by the Purchaser and the intended method of disposition of the Registrable Shares as may be reasonably requested by the Company to effect the registration of the Registrable Securities, including a completed and executed selling shareholders questionnaire in customary form to the Company that contains the information required by SEC rules for a Registration Statement, and shall execute such documents in connection with such registration as the Company may reasonably request that are customary of a selling stockholder in similar situations, provided that Purchaser shall not in connection with the foregoing be required to execute any lock-up or similar agreement or otherwise be subject to any contractual restriction on the ability to transfer the Registrable Shares. Notwithstanding the foregoing, if the SEC prevents the Company from including any or all of the Registrable Shares (and any other securities included in such Registration Statement pursuant to contractual registration rights) proposed to be registered for resale under the Registration Statement due to limitations on the use of Rule 415 of the Securities Act for the resale of the Registrable Shares or otherwise, such Registration Statement shall register the resale of a number of Registrable Shares (and any other securities included in such Registration Statement pursuant to contractual registration rights) which is equal to the maximum number of Registrable Shares (and any other securities included in such Registration Statement pursuant to contractual registration rights) as is permitted by the SEC and in compliance with any “cut-back”, “waterfall” and other provisions pursuant to contractual registration rights binding on the Company. In such event, the number of Registrable Shares (and any other securities included in such Registration Statement pursuant to contractual registration rights) to be registered for each selling shareholder named in the Registration Statement shall be reduced in compliance with any “cut-back”, “waterfall” and other provisions pursuant to contractual registration rights binding on the Company and as between the Purchaser and any Other Purchasers, such reduction shall be pro rata (as to the number of Registrable Shares seeking to be sold) among the Purchaser and any Other Purchasers seeking to sell Registrable Shares. The Company will use its commercially reasonable efforts to file with the SEC, as promptly as allowed by the SEC, one or more amendments to the Registration Statement or new registration statements, in each case, to register the resale of those Registrable Shares that were not registered on the initial Registration Statement, and use commercially reasonable efforts to have such amendment or Registration Statement to become effective as promptly as practicable. For as long as the Purchaser holds Registrable Shares, the Company will use commercially reasonable efforts to file all reports for so long as the condition in Rule 144(c)(1) (or Rule 144(i)(2), if applicable) is required to be satisfied, and provide all customary and reasonable cooperation, necessary to enable the Purchaser to resell the Registrable Shares pursuant to Rule 144 of the Securities Act.

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b.            The Company may delay the filing of the Registration Statement or suspend the use of any such Registration Statement, and from time to time to require the Purchaser not to sell under the Registration Statement (in each case for the shortest period of time, determined in good faith by the Company to be necessary for such purpose) if (i) the filing, initial effectiveness or continued use of a Registration Statement at any time would (a) require the Company to make an Adverse Disclosure (as defined below), or (b) require the inclusion in such Registration Statement of financial statements that are unavailable to the Company for reasons beyond the Company’s control, or (c) in the good faith judgment of the majority of the board of directors of the Company such filing or continued use of such Registration Statement would be seriously detrimental to the Company and the majority of the board of directors of the Company concludes as a result that it is essential to defer such filing, initial effectiveness or continued use at such time (each such circumstance, a “Suspension Event”); provided, however, that the Company may not delay or suspend the Registration Statement on more than two occasions or for more than 90 consecutive calendar days, or more than 120 total calendar days, in each case during any twelve-month period. The Company shall not, when so advising Purchaser of such Suspension Event, provide Purchaser with any material, nonpublic information regarding the Company other than to the extent that providing notice to Purchaser of the occurrence of the Suspension Event might constitute material, nonpublic information regarding the Company. Upon receipt of any written notice from the Company of the happening of any Suspension Event during the period that the Registration Statement is effective or if as a result of a Suspension Event the Registration Statement or related prospectus contains any untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein (in light of the circumstances under which they were made, in the case of the prospectus) not misleading, Purchaser agrees that it will immediately discontinue offers and sales of the Registrable Shares under the Registration Statement (excluding, for the avoidance of doubt, sales conducted pursuant to Rule 144) until Purchaser receives copies of a supplemental or amended prospectus (which the Company agrees to promptly prepare) that corrects the misstatement(s) or omission(s) referred to above and receives notice that any post-effective amendment has become effective or unless otherwise notified by the Company that it may resume such offers and sales, and it will maintain the confidentiality of any information included in such written notice delivered by the Company except as required by law. If so directed by the Company, Purchaser will deliver to the Company or, in Purchaser’s sole discretion destroy, all copies of the prospectus covering the Registrable Shares in Purchaser’s possession; provided, however, that this obligation to deliver or destroy all copies of the prospectus shall not apply (A) to the extent Purchaser is required to retain a copy of such prospectus (1) in order to comply with applicable legal, regulatory, self-regulatory or professional requirements or (2) in accordance with a bona fide pre-existing document retention policy or (B) to copies stored electronically on archival servers as a result of automatic data back-up.

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As used herein, “Adverse Disclosure” shall mean any public disclosure of material non-public information, which disclosure, in the good faith judgment of the chief executive officer, chief financial officer, the president or the principal financial officer of the Company, after consultation with counsel to the Company, (i) would be required to be made in any Registration Statement or Prospectus (as defined below) in order for the applicable Registration Statement or Prospectus not to contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained therein (in the case of any prospectus and any preliminary prospectus, in the light of the circumstances under which they were made) not misleading, (ii) would not be required to be made at such time if the Registration Statement were not being filed, declared effective or used, as the case may be and (iii) the Company has a bona fide business purpose for not making such information public.

c.            Indemnification.

i.            The Company shall, notwithstanding any termination of this Agreement indemnify and hold harmless, to the extent permitted by law, Purchaser, its directors officers, members, stockholders, partners, agents, brokers, investment advisors and employees, and each person who controls Purchaser (within the meaning of the Securities Act), from and against losses, claims, damages, liabilities and reasonable and documented out-of-pocket costs and expenses (including, without limitation, any reasonable and documented outside attorneys’ fees of one law firm and one local counsel in any applicable jurisdiction) (collectively, “Losses”) based on any untrue or alleged untrue statement of material fact contained in any Registration Statement, prospectus included in any Registration Statement (or incorporated by reference therein) (“Prospectus”) or preliminary Prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein (in the case of a Prospectus, in the light of the circumstances under which they were made) not misleading, except insofar as the same are based on or contained in any information or affidavit so furnished in writing to the Company by or on behalf of such Purchaser expressly for use therein or Purchaser has omitted a material fact from such information; provided, however, that the indemnification contained in this Section 8.3.c. shall not apply to amounts paid in settlement of any Losses if such settlement is effected without the consent of the Company (which consent shall not be unreasonably withheld, conditioned or delayed), nor shall the Company be liable for any Losses to the extent they arise out of or are based upon a violation which occurs (A) as a result of offers or sales effected by or on behalf of any person by means of a “free writing prospectus” (as defined in Rule 405 under the Securities Act) that was not authorized in writing by the Company, or (B) in connection with any offers or sales effected by or on behalf of the Purchaser in violation of Section 8.3.b. The Company shall notify the Purchaser promptly of the institution, threat or assertion of any proceeding.

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ii.            In connection with any Registration Statement in which Purchaser is participating, Purchaser shall, to the extent permitted by law, indemnify the Company, its directors and officers and each person or entity who controls the Company (within the meaning of the Securities Act) against any Losses based on any untrue or alleged untrue statement of material fact contained in any Registration Statement, prospectus included in any Registration Statement (or incorporated by reference therein), Prospectus or preliminary Prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein (in the case of a Prospectus, in the light of the circumstances under which they were made) not misleading, but only to the extent that such untrue statement or omission is contained (or not contained in, in the case of an omission) in any information or affidavit so furnished in writing by on behalf of such Purchaser expressly for use therein; provided, however, that the liability of Purchaser shall be several and not joint with any Other Purchaser and shall be limited to the net proceeds received by Purchaser from the sale of Acquired Shares giving rise to such indemnification obligation.

iii.            Any person entitled to indemnification herein shall (1) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification (provided that the failure to give prompt notice shall not impair any person’s right to indemnification hereunder to the extent such failure has not prejudiced the indemnifying party) and (2) permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party. If such defense is assumed, the indemnifying party shall not be subject to any liability for any settlement made by the indemnified party without its consent (but such consent shall not be unreasonably withheld, conditioned or delayed). An indemnifying party who elects not to, assume the defense of a claim shall not be obligated to pay the fees and expenses of more than one counsel for all parties indemnified by such indemnifying party with respect to such claim, unless in the reasonable judgment of legal counsel to any indemnified party a conflict of interest exists between such indemnified party and any other of such indemnified parties with respect to such claim. No indemnifying party shall, without the consent of the indemnified party (which consent shall not be unreasonably withheld, conditioned or delayed), consent to the entry of any judgment or enter into any settlement which cannot be settled in all respects by the payment of money (and such money is so paid by the indemnifying party pursuant to the terms of such settlement) or which settlement includes a statement or admission of fault and culpability on the part of such indemnified party or which does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim or litigation.

iv.            The indemnification provided for under this Agreement shall remain in full force and effect regardless of any investigation made by or on behalf of the indemnified party and shall survive the transfer of the Acquired Shares purchased pursuant to this Agreement.

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v.            If the indemnification provided under this Section 8.c.v from the indemnifying party is unavailable or insufficient to hold harmless an indemnified party in respect of any Losses referred to herein, then the indemnifying party, in lieu of indemnifying the indemnified party, shall contribute to the amount paid or payable by the indemnified party as a result of such Losses in such proportion as is appropriate to reflect the relative fault of the indemnifying party and the indemnified party, as well as any other relevant equitable considerations. The relative fault of the indemnifying party and indemnified party shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact, was made by (or not made by, in the case of an omission), or relates to information supplied by (or not supplied by, in the case of an omission), such indemnifying party or indemnified party, and the indemnifying party’s and indemnified party’s relative intent, knowledge, access to information and opportunity to correct or prevent such action. The amount paid or payable by a party as a result of the Losses or other liabilities referred to above shall be deemed to include, subject to the limitations set forth in Sections 8.3.c.i and ii above, any legal or other fees, charges or expenses reasonably incurred by such party in connection with any investigation or proceeding. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution pursuant to this Section 8.3.v from any person who was not guilty of such fraudulent misrepresentation. In no event shall the liability of the Purchaser be greater in amount than the dollar amount of the net proceeds received by Purchaser upon the sale of the Registrable Securities giving rise to such contribution obligation.

d.            Upon the Purchaser’s request, the Company shall use its commercially reasonable efforts, at its sole expense, to cause its legal counsel to, as soon as commercially reasonable, (i) issue to the transfer agent a legal opinion instructing the transfer agent that, in connection with a sale or transfer of “restricted securities” (i.e., securities issued pursuant to an exemption from the registration requirements of Section 5 of the Securities Act), the resale or transfer of which restricted securities has been registered pursuant to an effective Registration Statement by the holder thereof named in such Registration Statement, upon receipt of an appropriate broker representation letter and other such documentation as the Company’s counsel deems necessary and appropriate and after confirming compliance with relevant prospectus delivery requirements, is authorized to remove any applicable restrictive legend in connection with such sale or transfer and (ii) if the Acquired Shares are not registered pursuant to an effective Registration Statement, issue to the transfer agent a legal opinion to facilitate the sale or transfer of the Acquired Shares and removal of any restrictive legends pursuant to any exemption from the registration requirements of Section 5 of the Securities Act that may be available to a requesting Purchaser; provided that in each case (a) in the case of item (ii) above, the Subscriber has sold or transferred, or proposes to sell or transfer, Shares pursuant to Rule 144 and (b) in each case, the Company, its counsel or the Company’s transfer agent have received customary representations and other documentation from the Purchaser that is reasonably necessary to establish that such restrictive legend is no longer required as reasonably requested by the Company, its counsel or the Company’s transfer agent. Notwithstanding the foregoing, the Company and its counsel shall not be required to deliver any such opinion, authorization, certificate or direction if it reasonably believes that removal of the legend could result in or facilitate transfers of securities in violation of applicable law.

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9.            Termination. This Agreement shall terminate and be void and of no further force and effect, and all rights and obligations of the parties hereunder shall terminate without any further liability on the part of any party in respect thereof, upon the earlier to occur of (a) such date and time as the Business Combination Agreement is validly terminated in accordance with its terms, (b) upon the mutual written agreement of each of the parties hereto to terminate this Agreement, or (c) at the election of the Purchaser, if the consummation of the Transaction shall not have occurred on or prior to the Outside Date (as defined in the Business Combination Agreement); provided, that nothing herein will relieve any party from liability for any willful breach hereof prior to the time of termination, and each party will be entitled to any remedies at law or in equity to recover losses, liabilities or damages arising from such breach. If the Transaction is not consummated, the Company shall notify the Purchaser of the termination of the Business Combination Agreement promptly after the termination of such agreement. This Agreement shall further terminate and be of no further force or effect, without any liability to any party hereto, if the Company notifies the Purchaser in writing that it has abandoned its plans to move forward with the Transaction and/or terminates the Purchaser’s obligations with respect to the Subscription without the delivery of the Acquired Shares having occurred, provided; that if the Purchase Price has been already paid pursuant to this Agreement at such time it shall be returned promptly by the Company to the Purchaser without any deduction for or on account of any tax, withholding, charges, or set-off.

10.            Trust Account Waiver. The Purchaser acknowledges that XPAC is a blank check company with the powers and privileges necessary or convenient to the conduct, promotion or attainment of the business or purposes of XPAC, including, but not limited to effecting a merger, asset acquisition, reorganization or similar business combination involving XPAC and one or more businesses or assets. The Purchaser further acknowledges that, as described in XPAC prospectus relating to its initial public offering dated July 29, 2021 (the “IPO Prospectus”) available at www.sec.gov, substantially all of XPAC’s assets consist of the cash proceeds of XPAC’s initial public offering and private placements of its securities, and substantially all of those proceeds have been deposited in a trust account (the “Trust Account”) for the benefit of XPAC, its public stockholders and the underwriters of XPAC’s initial public offering. Except with respect to interest earned on the funds held in the Trust Account that may be released to XPAC to pay its tax obligations, if any, and for working capital, the cash in the Trust Account may be disbursed only for the purposes set forth in the IPO Prospectus. The Purchaser hereby irrevocably waives any and all right, title and interest, or any claim of any kind it has or may have in the future, in or to any monies held in the Trust Account, and agrees not to seek recourse against the Trust Account as a result of, or arising out of, this Agreement, provided however, that nothing in this Section 10 shall be deemed to limit the Purchaser’s right, title, interest or claim to the Trust Account by virtue of the Purchaser’s record or beneficial ownership of Class A Ordinary Shares.

11.            Miscellaneous.

a.            Neither this Agreement nor any rights, interests or obligations that may accrue to the parties hereunder (including Purchaser’s rights to purchase the Acquired Shares) may be transferred or assigned without the prior written consent of each of the other parties, other than an assignment to any controlled affiliate of the Purchaser or any fund or account managed by the same investment manager as the Purchaser, subject to, if such transfer or assignment is prior to the Closing Date, such transferee or assignee, as applicable, executing a joinder to this Agreement or a separate subscription agreement in substantially the same form as this Agreement, including with respect to the Purchase Price and other terms and conditions; provided, however, that, in the case of any such transfer or assignment, the initial party to this Agreement shall remain bound by its obligations under this Agreement. For the avoidance of doubt, any transaction contemplated by the Business Combination Agreement shall be deemed not to constitute an assignment of this Agreement or any rights, interests or obligations that may accrue to the parties hereunder.

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b.            Prior to or at the Closing Date, the Purchaser shall deliver to the Company a duly completed and executed Internal Revenue Service Form W-9 or appropriate Form W-8. The Company may request from the Purchaser such additional information as the Company may deem necessary to evaluate the eligibility of the Purchaser to subscribe for the Acquired Shares, and the Purchaser shall provide such information as may reasonably be requested, to the extent readily available and to the extent consistent with its internal policies and procedures provided that the Company agrees to keep any such information confidential except to the extent required to be disclosed by applicable law, including the securities laws or in connection with such filings, or the Nasdaq. The Purchaser acknowledges that XPAC and the Company shall file a copy of this Agreement with the SEC.

c.            The Purchaser acknowledges that each of the Company, XPAC, SuperBac, the Placement Agents and others will rely on the acknowledgments, understandings, agreements, representations and warranties made by Purchaser contained in this Agreement. Prior to the Closing, the Purchaser agrees to promptly notify the Company and XPAC if any of the acknowledgments, understandings, agreements, representations and warranties made by Purchaser set forth herein are no longer accurate. The Purchaser acknowledges and agrees that each purchase by the Purchaser of the Acquired Shares from the Company will constitute a reaffirmation of the acknowledgements, understandings, agreements, representations and warranties herein (as modified by any such notice) by the Purchaser as of the time of the purchase.

d.            Each of the Company, XPAC, SuperBac and the Purchaser is entitled to rely upon this Agreement and is irrevocably authorized to produce this Agreement or a copy hereof to any interested party in any administrative or legal proceeding or official inquiry with respect to the matters covered hereby.

e.            All the agreements, representations and warranties made by each party hereto in this Agreement shall survive the Closing.

f.            This Agreement may not be modified, waived or terminated except by an instrument in writing signed by each of the parties hereto. No failure or delay of any party in exercising any right or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such right or power, or any course of conduct, preclude any other or further exercise thereof or the exercise of any other right or power. The rights and remedies of the parties hereunder are cumulative and are not exclusive of any rights or remedies that they would otherwise have hereunder.

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g.            This Agreement (and any other agreements executed and delivered in connection with the Transaction to which the Purchaser is party, if any) constitutes the entire agreement, and supersedes all other prior agreements, understandings, representations and warranties, both written and oral, among the parties, with respect to the subject matter hereof, and SuperBac. This Agreement shall not confer any rights or remedies upon any person other than the parties hereto and their respective successors and assigns; provided, however, that notwithstanding anything to the contrary in this Agreement, the parties hereto acknowledge and agree that (i) SuperBac shall be a third party beneficiary hereof, (ii) each representation, warranty, covenant and agreement of the Company, XPAC and Purchaser hereunder is being made also for the benefit of SuperBac, and (iv) SuperBac may directly enforce (including by an action for specific performance, injunctive relief or other equitable relief) each of the covenants and agreements of each of the Company and the Purchaser under this Agreement.

h.            Except as otherwise provided herein, this Agreement shall be binding upon, and inure to the benefit of the parties hereto and their heirs, executors, administrators, successors, legal representatives, and permitted assigns, and the agreements, representations, warranties, covenants and acknowledgments contained herein shall be deemed to be made by, and be binding upon, such heirs, executors, administrators, successors, legal representatives and permitted assigns.

i.            If any provision of this Agreement shall be adjudicated by a court of competent jurisdiction to be invalid, illegal or unenforceable, the validity, legality or enforceability of the remaining provisions of this Agreement shall not in any way be affected or impaired thereby and shall continue in full force and effect.

j.            This Agreement may be executed in multiple counterparts, each of which when executed and delivered shall thereby be deemed to be an original and all of which taken together shall constitute one and the same instrument. Any party hereto may execute and deliver signed counterparts of this Agreement to the other parties hereto by electronic mail or other electronic transmission in portable document format (.PDF) or any other electronic signature complying with the United States ESIGN Act of 2000 (including www.docusign.com), each of which shall be deemed an original.

k.            The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, this being in addition to any other remedy to which such party is entitled at law, in equity, in contract, in tort or otherwise. The parties hereto further acknowledge and agree that SuperBac shall be entitled to specifically enforce the Purchaser’s obligations to fund the Amount and the provisions of this Agreement of which SuperBac is an express third party beneficiary, in each case, on the terms and subject to the conditions set forth herein. In connection with any action for which SuperBac is entitled to an award of money damages, each of the parties hereto agrees that such damages, to the extent payable by such party, shall include, without limitation, damages related to the cash consideration that is or was to be paid to SuperBac or its equity holders under the Business Combination Agreement and/or this Agreement, and such damages are not limited to an award of out-of-pocket fees and expenses related to the Business Combination Agreement and this Agreement. In addition, the prevailing party in any action to enforce the provisions of this Agreement shall be entitled to fees and expenses incurred in connection therewith. The parties acknowledge and agree that this Section 11(k) is an integral part of the transactions contemplated hereby and without that right, the parties hereto would not have entered into this Agreement.

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l.            THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK, WITHOUT REGARD TO THE PRINCIPLES OF CONFLICTS OF LAWS THAT WOULD OTHERWISE REQUIRE THE APPLICATION OF THE LAW OF ANY OTHER STATE. EACH PARTY HERETO HEREBY WAIVES ANY RIGHT TO A JURY TRIAL IN CONNECTION WITH ANY LITIGATION PURSUANT TO THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED HEREBY.

m.            Any action based upon, arising out of or related to this Agreement, or the transactions contemplated hereby, shall be brought in any federal or state court located in New York County, New York, and each of the parties irrevocably submits to the exclusive jurisdiction of each such court in any such action, waives any objection it may now or hereafter have to personal jurisdiction, venue or to convenience of forum, agrees that all claims in respect of the action shall be heard and determined only in any such court, agrees that service of process upon such party in any such action shall be effective if given as may be permitted by applicable law, and agrees not to bring any action arising out of or relating to this Agreement or the transactions contemplated hereby in any other court. Nothing herein contained shall be deemed to affect the right of any party to serve process in any manner permitted by law, or to commence legal proceedings or otherwise proceed against any other party in any other jurisdiction, in each case, to enforce judgments obtained in any action brought pursuant to this Section 11(m).

n.            The Purchaser further acknowledges and agrees that none of (i) any Other Purchaser pursuant to any Other Subscription Agreement or any other agreement related to the private placement of the Shares (including such other investor’s respective affiliates or any control persons, officers, directors, partners, agents, employees or representatives of any of the foregoing) or (ii) any of the Company’s or XPAC’s respective affiliates’ control persons, officers, directors, partners, agents, employees or representatives, shall be liable to any Other Purchaser pursuant to this Agreement or any Other Subscription Agreement or any other agreement related to the private placement of the Shares for any action heretofore or hereafter taken or omitted to be taken by any of them in connection with the purchase of the Shares or with respect to any claim (whether in tort, contract or otherwise) for breach of this Agreement or in respect of any written or oral representations made or alleged to be made in connection herewith, except as expressly provided herein, or for any actual or alleged inaccuracies, misstatements or omissions with respect to any information or materials of any kind furnished by the Company, XPAC or any Non-Party Affiliate concerning the Company, XPAC, the HoldCo Business, any of their controlled affiliates, this Agreement or the transactions contemplated hereby. For purposes of this Agreement, “Non-Party Affiliates” means each former, current or future officer, director, employee, partner, member, manager, direct or indirect equityholder or affiliate of the Company or XPAC or any of the Company’s or XPAC’s controlled affiliates or any family member of the foregoing.

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o.            [The Company shall, by 9:00 a.m., New York City time, on the first (1st) Business Day immediately following the date of this Agreement, issue one or more press releases or file with the SEC a Current Report on Form 8-K (collectively, the “Disclosure Document”) disclosing all material terms of the transactions contemplated hereby, the Transaction and any other material, nonpublic information that the Company or XPAC has provided to Purchaser at any time prior to the filing of the Disclosure Document. From and after the issuance of the Disclosure Document, to the Company’s and XPAC’s knowledge, Purchaser shall not be in possession of any material, nonpublic information received from the Company or XPAC, and Purchaser shall no longer be subject to any confidentiality or similar obligations under any current agreement, whether written or oral with the Company or XPAC or any of their respective affiliates with respect to the transactions contemplated hereby. Notwithstanding anything in this Agreement to the contrary, neither the Company nor XPAC shall, without the prior written consent of Purchaser, publicly disclose the name of Purchaser or any of its affiliates or advisors, or include the name of Purchaser or any of its affiliates or advisors (i) in any press release or marketing materials or (ii) in any filings with the SEC or any regulatory agency or trading market except (A) required by the federal securities law in connection with the Registration Statement, and (B), to the extent such disclosure is required by law, at the request of the Staff of the SEC or regulatory agency or under the regulations of the Nasdaq or by any other governmental authority, in which case XPAC and/or the Company shall provide Purchaser with prior written notice of such disclosure permitted under this subclause (B).]

p.            If Purchaser is a Massachusetts Business Trust, a copy of the Agreement and Declaration of Trust of Purchaser or any affiliate thereof is on file with the Secretary of State of the Commonwealth of Massachusetts and notice is hereby given that the Agreement is executed on behalf of the trustees of the Purchaser or any affiliate thereof as trustees and not individually and that the obligations of the Agreement are not binding on any of the trustees, officers or stockholders of the Purchaser or any affiliate thereof individually but are binding only upon the Purchaser or any affiliate thereof and its assets and property.

12.            [Non-Redemption and Other Agreements.

a.            The Purchaser represents and warrants to the Company and XPAC that at the date of signature of this Agreement and as of the Closing Date that it is the record and beneficial owner of (i) [●] Class A ordinary share of XPAC, par value $0.0001 per share (“Class A Ordinary Shares”) and (ii) [●] public warrants to acquire Class A Ordinary Shares (together with any other shares, capital stock or any other equity interests, as applicable, of XPAC that the Purchaser holds of record or beneficially, as of the date of this Agreement, or acquires record or beneficial ownership after the date hereof, collectively, the “Subject XPAC Equity Securities”).

b.            The Purchaser hereby unconditionally and irrevocably agrees to be present at any meeting of the shareholders of XPAC, and to vote (in person or by proxy), or consent to any action by written consent or resolution with respect to, all of the Subject XPAC Equity Securities (i) in favor of, and to adopt, the Business Combination Agreement, the Transaction Documents (as defined in the Business Combination Agreement) and the transactions contemplated thereby, (ii) in favor of the other matters set forth in the Business Combination Agreement, the Transaction Documents and the transactions contemplated thereby to the extent required for XPAC to carry out its obligations thereunder, and (iii) in opposition to: (A) any concerning any merger, consolidation, purchase of ownership interests or assets of or by XPAC, recapitalization or similar business combination transaction (in each case, other than in connection with the Business Combination Agreement and the other Transaction Documents) and any and all other proposals (1) that could reasonably be expected to delay or impair the ability of XPAC to consummate the transactions contemplated by the Business Combination Agreement or any Transaction Document (as defined in the Business Combination Agreement) or (2) which are in competition with or materially inconsistent with the Business Combination Agreement, any Transaction Document (as defined in the Business Combination Agreement) and the transactions contemplated thereby or (B) any other action, proposal, transaction or agreement involving XPAC that is intended, or would reasonably be expected, to prevent, impede, interfere with, delay, postpone or adversely affect in any material respect the transactions contemplated by the Business Combination Agreement or any Transaction Document (as defined in the Business Combination Agreement) or would reasonably be expected to result in (y) any breach of any representation, warranty, covenant, obligation or agreement of XPAC in the Business Combination Agreement or any Transaction Document (as defined in the Business Combination Agreement) or (z) any of the conditions to XPAC’s obligations under the Business Combination Agreement or any Transaction Document (as defined in the Business Combination Agreement) not being fulfilled.

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c.            The Purchaser shall not redeem any Subject XPAC Equity Securities owned by it, or submit or surrender any of its Subject XPAC Equity Securities for redemption, in connection with shareholder approval of the transactions contemplated by the Business Combination Agreement or any Transaction Document (as defined in the Business Combination Agreement), including any amendments to the XPAC Articles of Association (as defined in the Business Combination Agreement).

d.            The Purchaser hereby agrees that it shall not, directly or indirectly, (i) sell, assign, transfer (including by operation of law), place a lien on, pledge, dispose of or otherwise encumber any of the Subject XPAC Equity Securities or otherwise agree to do any of the foregoing (each, a “Transfer”), (ii) deposit any of the Subject XPAC Equity Securities into a voting trust or enter into a voting agreement or arrangement or grant any proxy or power of attorney with respect to any of the Subject XPAC Equity Securities that conflicts with any of the covenants or agreements set forth in this Agreement, (iii) enter into any contract, option or other arrangement or undertaking with respect to the direct or indirect acquisition or sale, assignment, transfer (including by operation of law) or other disposition of any of the Subject XPAC Equity Securities, (iv) engage in any hedging or other transaction which is designed to, or which would (either alone or in connection with one or more events, developments or events (including the satisfaction or waiver of any conditions precedent)), lead to or result in a sale or disposition of the Subject XPAC Equity Securities even if such Subject XPAC Equity Securities would be disposed of by a Person other than the Purchaser or (v) take any action that would have the effect of preventing or materially delaying the performance of its obligations.]

[SIGNATURE PAGES FOLLOW]

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IN WITNESS WHEREOF, the Purchaser has executed or caused this Agreement to be executed by its duly authorized representative as of the date set forth on the first page of this Agreement.

Name of Purchaser:	State/Country of Formation or Domicile:

By:
Name:
Title:

Name in which Acquired Shares are to be registered (if different):
Purchaser’s EIN:
Business Address-Street:	Mailing Address-Street (if different):

City, State, Zip:	City, State, Zip:

Attn:	Attn:

Telephone No.:	Telephone No.:
Facsimile No.:	Facsimile No.:

Number of Acquired Shares:

Aggregate Purchase Price: U.S: $	Price Per Share: U.S. $10.00

You must pay the Purchase Price by wire transfer of United States dollars in immediately available funds, to be held in escrow until the Closing, to the account or accounts specified by the Company in the Closing Notice.

IN WITNESS WHEREOF, the Company and XPAC have accepted this Agreement as of the date set forth on the first page of this Agreement.

SUPERBAC PubCo Holdings Inc.

By:
Name:
Title:

XPAC Acquisition Corp.

By:
Name:
Title:

SCHEDULE A

ELIGIBILITY REPRESENTATIONS OF PURCHASER

A.	QUALIFIED INSTITUTIONAL BUYER STATUS (Please check the applicable subparagraphs):

¨	We are a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act (a “QIB”)).

B.	INSTITUTIONAL ACCREDITED INVESTOR STATUS (Please check the applicable subparagraphs):

1.	¨ We are an “accredited investor” (within the meaning of Rule 501(a) under the Securities Act or an entity in which all of the equity holders are accredited investors within the meaning of Rule 501(a) under the Securities Act, and have marked and initialed the appropriate box on the following page indicating the provision under which we qualify as an “accredited investor.”

2.	¨ We are not a natural person.

D.	NON-U.S. PERSON STATUS (Please check the box)

	¨	Subscriber is a non-U.S. person located outside of the United States.

E.	AFFILIATE STATUS (Please check the applicable box)

SUBSCRIBER:

1.	¨ is:

2.	¨ is not:

an “affiliate” (as defined in Rule 144 under the Securities Act) of the Company or acting on behalf of an affiliate of the Company.

This page should be completed by Purchaser
and constitutes a part of this Agreement.

Rule 501(a), in relevant part, states that an “accredited investor” shall mean any person who comes within any of the below listed categories, or who the issuer reasonably believes comes within any of the below listed categories, at the time of the sale of the securities to that person. Purchaser has indicated, by marking and initialing the appropriate box below, the provision(s) below which apply to Purchaser and under which Purchaser accordingly qualifies as an “accredited investor.”

¨ Any bank, registered broker or dealer, insurance company, registered investment company, business development company, or small business investment company;

¨ Any plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions for the benefit of its employees, if such plan has total assets in excess of $5,000,000;

¨ Any employee benefit plan, within the meaning of the Employee Retirement Income Security Act of 1974, if a bank, insurance company, or registered investment adviser makes the investment decisions, or if the plan has total assets in excess of $5,000,000;

¨ Any organization described in Section 501(c)(3) of the Code, corporation, similar business trust, or partnership, not formed for the specific purpose of acquiring the securities offered, with total assets in excess of $5,000,000;

¨ Any trust with assets in excess of $5,000,000, not formed to acquire the securities offered, whose purchase is directed by a sophisticated person; or

¨ Any entity in which all of the equity owners are accredited investors meeting one or more of the above tests.

Exhibit B

Form of Sponsor Support Agreement

[Exhibit B has been omitted in accordance with Item 601(b)(2) of Regulation S-K. XPAC agrees to furnish supplementally a copy of Exhibit B to the SEC upon its request. Note that Exhibit B was included as Exhibit 10.1 to the Current Report on From 8-K filed with the SEC on April 25, 2022.]

Exhibit C

Form of Registration Rights Agreement

[Exhibit C has been omitted in accordance with Item 601(b)(2) of Regulation S-K. XPAC agrees to furnish supplementally a copy of Exhibit C to the SEC upon its request. Note that Exhibit C was included as Exhibit 10.5 to the Current Report on From 8-K filed with the SEC on April 25, 2022.]

Exhibit D

Form of Voting and Support Agreement

[Exhibit D has been omitted in accordance with Item 601(b)(2) of Regulation S-K. XPAC agrees to furnish supplementally a copy of Exhibit D to the SEC upon its request. Note that Exhibit D was included as Exhibit 10.2 to the Current Report on From 8-K filed with the SEC on April 25, 2022.]

Exhibit E

Form of Assignment, Assumption and Amendment Agreement

[Exhibit E has been omitted in accordance with Item 601(b)(2) of Regulation S-K. XPAC agrees to furnish supplementally a copy of Exhibit E to the SEC upon its request. Note that Exhibit E was included as Exhibit 10.6 to the Current Report on From 8-K filed with the SEC on April 25, 2022.]

Exhibit F

Form of Newco Articles of Association

[Exhibit F has been omitted in accordance with Item 601(b)(2) of Regulation S-K. XPAC agrees to furnish supplementally a copy Exhibit F to the SEC upon its request.]

Exhibit G

Form of Plan of Initial Merger

[Exhibit G has been omitted in accordance with Item 601(b)(2) of Regulation S-K. XPAC agrees to furnish supplementally a copy Exhibit G to the SEC upon its request.]

Exhibit H

Form of Plan of Acquisition Merger

[Exhibit H has been omitted in accordance with Item 601(b)(2) of Regulation S-K. XPAC agrees to furnish supplementally a copy Exhibit H to the SEC upon its request.]

Exhibit I

Form of Newco Joinder Agreement

JOINDER AGREEMENT

This Joinder Agreement (this “Agreement”) is made as of [●], by [Newco], an exempted company incorporated with limited liability in the Cayman Islands (“Newco”), pursuant to, and in accordance with, the Business Combination Agreement dated as of April 25, 2022, by and among SUPERBAC PubCo Holdings Inc., an exempted company limited by shares incorporated under the laws of the Cayman Islands (“PubCo”), (ii) XPAC Acquisition Corp., an exempted company limited by shares incorporated under the laws of the Cayman Islands (“XPAC”), (iii) BAC1 Holdings Inc., an exempted company limited by shares incorporated under the laws of the Cayman Islands and a direct wholly owned subsidiary of PubCo (“Merger Sub 1”), (iv) BAC2 Holdings Inc., an exempted company limited by shares incorporated under the laws of the Cayman Islands and a direct wholly owned subsidiary of PubCo (“Merger Sub 2”), and (v) SuperBac Biotechnology Solutions S.A., a corporation incorporated under the laws of the Federative Republic of Brazil (“Company”). This document shall constitute the “Newco Joinder Agreement” under the Business Combination Agreement. Capitalized terms used in this Agreement and not otherwise defined have the meanings ascribed to such terms in the Business Combination Agreement (as defined below).

RECITALS

WHEREAS, XPAC is a blank check company and was formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses;

WHEREAS, PubCo is a newly formed entity and was formed for the purpose of making acquisitions and investments, with the objective of acting as the publicly traded holding company for its investee entities;

WHEREAS, each of Merger Sub 1 and Merger Sub 2 is a newly incorporated Cayman Islands exempted company limited by shares, wholly owned by PubCo, and was formed for the purpose of effectuating the Mergers (as defined below);

WHEREAS, subject to the terms and conditions provided for in the Business Combination Agreement entered into by and among XPAC, PubCo, Merger Sub 1, Merger Sub 2 and the Company on April 25, 2022 (the “Business Combination Agreement”), the parties thereto desire and intend to effect a business combination transaction whereby (a) XPAC will merge with and into Merger Sub 1, with Merger Sub 1 being the surviving entity (the “Initial Merger”), and (b) following the Initial Merger, Merger Sub 2 will merge with and into Newco (the “Acquisition Merger” and together with the Initial Merger, the “Mergers”), with Newco being the surviving entity and becoming a wholly owned subsidiary of PubCo, each Merger to occur upon the terms and subject to the conditions set forth in this Agreement and in accordance with the applicable provisions of the Companies Act (As Revised) (the “Cayman Act”);

WHEREAS, pursuant to Section 2.1(a)(iii) of the Business Combination Agreement, the Company shall cause Newco to join as a party to the Business Combination Agreement prior to the Initial Merger by entering into and delivering this Agreement;

WHEREAS, pursuant to Section 9.2(b) of the Business Combination Agreement, it is a condition precedent to the obligation of XPAC to effect the Initial Merger that Newco joins the Business Combination Agreement and enter into and delivers this Agreement;

WHEREAS, (a) the board of directors of Newco has (i) determined that it is fair to, advisable and in the best interests of Newco to enter into this Agreement and to consummate the Mergers and the other Transactions to which it is a party, and (ii) approved and declared advisable this Agreement and the execution, delivery and performance thereof, and (b) the sole shareholder of Newco has adopted a resolution by written consent approving this Agreement and the Transactions to which it is a party; and

WHEREAS, Newco shall enter into this Agreement pursuant to Section 2.1(a)(iii) of the Business Combination Agreement.

NOW, THEREFORE, intending to be legally bound, in consideration of the foregoing and the mutual covenants and agreements herein contained, the parties hereto hereby agree as follows:

1.	Representations and Warranties of Newco.

On the date hereof, Newco hereby represents and warrants to XPAC as follows:

(a)	Capitalization and Voting Rights.

(i)	Newco is a company duly incorporated, validly existing and in good standing under the laws of the Cayman Islands and has requisite corporate power and authority to own and operate its properties and assets, to carry on its business as presently conducted and contemplated to be conducted. As of the date of this Agreement, the Organizational Documents of Newco as previously made available by or on behalf of Newco to XPAC are true and correct.

(ii)	As of the date of this Agreement, the authorized share capital of Newco consists of one share which is issued and outstanding as of the date of this Agreement (the “Newco Share”). The class A ordinary shares, class B ordinary shares and class C ordinary shares of Newco that will be issued pursuant to the Transactions, (i) have been, or will be prior to such issuance, duly authorized and have been, or will be at the time of issuance, validly issued and are fully paid, (ii) were, or will be, issued, in compliance in all material respects with applicable Law, and (iii) were not, and will not be, issued in breach or violation of any preemptive rights or Contract. The Newco Share is and will continue to be owned by Wilson Ernesto da Silva until the Pre-Closing Exchange.

(iii)	Except as set forth in Section 1(a)(ii) above, (i) Newco has not authorized, outstanding or issued any Equity Securities, (ii) Newco is not obligated to issue, sell or transfer any Equity Securities, (iii) Newco is not a party or subject to any Contract that affects or relates to the voting or giving of written consents with respect to, or the right to cause the redemption, or repurchase of, any Equity Security of Newco, (iv) Newco has not granted any registration rights or information rights to any other Person, (v) there are no phantom shares and there are no voting or similar agreements entered into by Newco which relate to the share capital, registered capital or charter capital of Newco, and (vi) Newco has no outstanding bonds, debentures, notes or other obligations the holders of which have the right to vote (or convertible into or exercisable for securities having the right to vote) with the shareholders of Newco on any matter or any agreements to issue such bonds, debentures, notes or other obligations.

(iv)	Newco does not own or control, directly or indirectly, any interest in any corporation, partnership, limited liability company, association or other business entity, other than, as of the Pre-Closing Exchange, the Company and, indirectly, the other Group Companies.

(b)	Corporate Structure; Subsidiaries. Newco is not obligated to make any investment in or capital contribution to or on behalf of any other Person other than in connection with the Transactions.

(c)	Authorization. Newco has all requisite corporate power and authority to enter into, execute, deliver and perform its obligations under this Agreement and the other Transaction Documents to which it is or will be a party and to consummate the transactions contemplated hereunder and thereunder. All corporate actions on the part of Newco necessary for the authorization, execution and delivery of this Agreement and the other Transaction Documents to which it is or will be a party and the performance of all its obligations thereunder (including any board or shareholder approval, as applicable) have been taken, subject to the filing of the Acquisition Merger Filing Documents. This Agreement and the other Transaction Documents to which Newco is or will be a party is, or when executed by the other parties thereto, will be, valid and legally binding obligations of Newco enforceable against it in accordance with its terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other applicable Laws now or hereafter in effect of general application affecting enforcement of creditors’ rights generally, and (b) as limited by applicable Laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

(d)	Consents; No Conflicts. Assuming the representations and warranties in Article III of the Business Combination Agreement are true and correct, except (a) for the registration or filing with the Registrar of Companies of the Cayman Islands, the SEC or applicable state blue sky or other securities laws filings with respect to the Transactions, and (b) for such other filings, notifications, notices, submissions, applications, or consents the failure of which to be obtained or made would not have a Company Material Adverse Effect, all filings, notifications, notices, submissions, applications, or consents from or with any Governmental Authority or any other Person required in connection with the valid execution, delivery and performance of this Agreement and the other Transaction Documents, and the consummation of the Transactions, in each case on the part of Newco, have been duly obtained or completed (as applicable) and are in full force and effect. The execution, delivery and performance of this Agreement and the other each Transaction Documents to which it is or will be a party by Newco does not, and the consummation by Newco of the transactions contemplated hereby and thereby will not result in any violation of, be in conflict with, or constitute a default under, require any consent under, or give any Person rights of termination, amendment, acceleration (including acceleration of any obligation of Newco) or cancellation under, (a) (i) any Governmental Order, (ii) any provision of the Organizational Documents of Newco, (iii) any applicable Law, (iv) any Contract to which Newco is a party or by which its assets are bound, or (b) result in the creation of any Security Interest upon any of the properties or assets of Newco other than any restrictions under federal or state securities laws, this Agreement or the Organizational Documents of Newco, except in the case of sub-clauses (i), (iii), and (iv) of clause (a), as has not had, and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of Newco to enter into and perform the Transaction Documents to which it is or will be a party and to consummate the Transactions.

(e)	Business Activities. Newco was formed solely for the purpose of effecting the Transactions and has not engaged in any business activities or conducted any operations other than in connection with the Transactions and has no, and at all times prior to the Pre-Closing Exchange except as expressly contemplated by the Transaction Documents and the Transactions, will have no, assets, liabilities or obligations of any kind or nature whatsoever other than those incident to its formation, and does not now conduct and has never conducted any business or operations except as expressly contemplated by the Transaction Documents and the Transactions.

2.	Agreements of Newco.

Newco hereby agrees to be bound by the provisions of the Business Combination Agreement applicable to Newco.

3.	Consent.

Newco hereby consents to the adoption of the Business Combination Agreement and the approval of the Transactions contemplated therein, including the Mergers.

4.	Termination.

This Agreement shall automatically terminate, without any action on the part of any Person, upon termination of the Business Combination Agreement in accordance with the terms of the Business Combination. The effect of termination of this Agreement shall be governed by the provisions of Section 10.2 of the Business Combination Agreement.

5.	Notices to Newco.

All general notices, demands or other communications required or permitted to be given or made to Newco hereunder or under the Business Combination Agreement shall comply with the terms of Section 11.3 of the Business Combination Agreement and be addressed and sent to the following addresses and contacts of Newco:

[●]
[●]
Email: [●]
Attention: [●]

with a copy (which shall not constitute notice) to:

Skadden, Arps, Slate, Meagher & Flom LLP
Av. Brigadeiro Faria Lima, 3311, 7th Floor
São Paulo, SP 04538-133
Email: Filipe.Areno@skadden.com
Attention: Filipe B. Areno

6.	Miscellaneous.

The parties hereto hereby agree to incorporate by reference Article XI of the Business Combination Agreement into this Agreement which shall apply mutatis mutandis to this Agreement.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first written above.

[Signature Pages Follow]

[NEWCO]:

[●]

By:
Name:
Title:

[Signature Page to the Joinder Agreement]

Exhibit J

Form of PubCo Articles of Association

COMPANIES ACT (AS AMENDED)

COMPANY LIMITED BY SHARES

AMENDED AND RESTATED

MEMORANDUM AND ARTICLES OF ASSOCIATION

OF

[SUPERBAC CORP.]

(adopted by a special resolution passed on [●] 2022 and effective at the Initial Merger Effective Time (as defined herein))

COMPANIES ACT (AS AMENDED)

COMPANY LIMITED BY SHARES

AMENDED AND RESTATED

MEMORANDUM OF ASSOCIATION

OF

[SUPERBAC CORP.]

(adopted by a Special Resolution passed on [●] 2022 and effective at the Initial Merger Effective Time)

1.	The name of the Company is [SuperBac Corp.]

2.	The registered office of the Company will be at the offices of Mourant Governance Services (Cayman) Limited, 94 Solaris Avenue, Camana Bay, PO Box 1348, Grand Cayman KY1-1108, Cayman Islands or at such other place as the Directors may from time to time decide.

3.	The objects for which the Company is established are unrestricted and the Company shall have full power and authority to carry out any object not prohibited by law as provided by Section 7(4) of the Companies Act.

4.	The Company shall have and be capable of exercising all the functions of a natural person of full capacity irrespective of any question of corporate benefit as provided by Section 27(2) of the Companies Act.

5.	Nothing in the preceding paragraphs shall be deemed to permit the Company to carry on the business of a bank or trust company without being licensed in that behalf under the provisions of the Banks and Trust Companies Act (as amended) or to carry on insurance business from within the Cayman Islands or the business of an insurance manager, agent, sub-agent or broker without being licensed in that behalf under the provisions of the Insurance Act (as amended), or to carry on the business of company management without being licensed in that behalf under the provisions of the Companies Management Act (as amended).

6.	The Company will not trade in the Cayman Islands with any person, firm or corporation except in furtherance of the business of the Company carried on outside the Cayman Islands, provided that nothing in this Memorandum of Association shall be construed as to prevent the Company from effecting and concluding contracts in the Cayman Islands, and exercising in the Cayman Islands all of its powers necessary for the carrying on of business outside the Cayman Islands.

1

7.	The liability of each Shareholder is limited to the amount, if any, from time to time unpaid on such Shareholder's shares.

8.	The authorised share capital of the Company is US$[●] divided into [●] shares of par value of US$[0.000001] each, of which [●] shall be designated as Class A ordinary shares and [●] shall be designated as convertible Class B ordinary shares. Subject to the provisions of the Companies Act (as amended) and the Articles, the Company has the power to redeem or purchase any of its shares and to increase or reduce the said share capital and to issue any part of its capital, whether original, redeemed or increased with or without any preference, priority or special privilege or subject to any postponement of rights or to any conditions or restrictions and so that unless the conditions of issue shall otherwise expressly declare every issue of shares whether declared to be preference or otherwise shall be subject to the powers hereinbefore contained.

9.	The Company may exercise the power contained in Section 206 of the Companies Act to deregister in the Cayman Islands and be registered by way of continuation in another jurisdiction.

10.	Capitalised terms that are not defined in this Memorandum bear the meanings given to those terms in the Articles.

2

COMPANIES ACT (AS AMENDED)

COMPANY LIMITED BY SHARES

AMENDED AND RESTATED

ARTICLES OF ASSOCIATION

OF

[SUPERBAC CORP.]

(adopted by a Special Resolution passed on [●] 2022 and effective at the Initial Merger Effective Time)

COMPANIES ACT (AS AMENDED)

COMPANY LIMITED BY SHARES

AMENDED AND RESTATED

ARTICLES OF ASSOCIATION

OF

[SUPERBAC CORP.]

(adopted by a Special Resolution passed on [●] 2022 and effective at the Initial Merger Effective Time)

TABLE A

1.	In these Articles, the regulations contained in Table A in the First Schedule to the Companies Act (as defined below) do not apply except insofar as they are repeated or contained in these Articles.

DEFINITIONS AND INTERPRETATION

2.	In these Articles, the following words and expressions shall have the meanings set out below save where the context otherwise requires:

Acquisition Effective Time	has the meaning ascribed to such term in the Business Combination Agreement;

Affiliate	in respect of a Person, means any other Person that, directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such Person, and (i) in the case of a natural person, shall include, without limitation, such person’s spouse, parents, children, siblings, mother-in-law and father-in-law and brothers and sisters-in-law, whether by blood, marriage or adoption or anyone residing in such person’s home, a trust for the benefit of any of the foregoing, a company, partnership or any natural person or entity wholly or jointly owned by any of the foregoing, and (ii) in the case of an entity, shall include a partnership, a corporation or any natural person or entity which directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such entity;

1

Articles	means these Articles of Association of the Company as altered or added to, from time to time;

Audit Committee	Means the audit committee of the Company formed by the Board pursuant to these Articles, or any successor of the audit committee;

Auditor	has the meaning ascribed to such term in Article 145;

Board or Board of Directors	means the board of Directors for the time being of the Company;

Business Combination	a statutory amalgamation, merger, consolidation, arrangement or other reorganization requiring the approval of the members of one or more of the participating companies as well as a short-form merger or consolidation that does not require a resolution of members;

Business Combination Agreement	means that certain Business Combination Agreement among the Company, XPAC Acquisition Corp., an exempted company limited by shares incorporated under the laws of the Cayman Islands, BAC1 Holdings Inc., an exempted company limited by shares incorporated under the laws of the Cayman Islands, BAC2 Holdings Inc., an exempted company limited by shares incorporated under the laws of the Cayman Islands, and SuperBac Biotechnology Solutions S.A., corporation incorporated under the laws of the Brazil, dated as of April [●], 2022;

Business Day	means a day on which commercial banks are open for business in New York, USA, the Cayman Islands and the City of São Paulo, State of São Paulo, Brazil, except a Saturday, Sunday, public holiday (gazetted or ungazetted and whether scheduled or unscheduled) or a day on which banking institutions or trust companies are authorized or obligated by Law to close in New York, USA, the Cayman Islands or the State of São Paulo, Brazil;

Chairperson	means the chairperson appointed pursuant to Article 92(e);

Class A Ordinary Share	means a Class A ordinary share in the capital of the Company of a par value of US$[0.000001];

Class B Ordinary Share	means a convertible Class B ordinary share in the capital of the Company of a par value of US$[0.000001];

Class B Ordinary Shareholder	means a holder of Class B Ordinary Shares and any Permitted Transferee of such holder for so long as such Permitted Transferee is a holder of any Class B Ordinary Shares;

Co-Chairperson	has the meaning ascribed to such term in Article 92(e);

Companies Act	means the Companies Act (Revised) of the Cayman Islands;

Company	means [Superbac Corp.], an exempted company limited by shares incorporated under the laws of the Cayman Islands;

2

Company’s Website	means the website of the Company, the address or domain name of which has been notified to the Shareholders;

Control, Controlling or under common Control with	means, directly or indirectly:

(i)       the ownership or control of a majority of the outstanding voting securities of such Person;

(ii)       the right to control the exercise of a majority of the votes at a meeting of the board of directors (or equivalent governing body) of such Person; or

(iii) the ability to direct or cause the direction of the management and policies of such Person (whether by contract, through other legally enforceable rights or howsoever arising);

Designated Stock Exchange	means NASDAQ or any other internationally recognized stock exchange on which the Company’s securities are listed or traded;

Directors	means the directors of the Company for the time being, or as the case may be, the Directors assembled as a Board or as a committee thereof;

electronic	has the meaning ascribed to such term in the Electronic Transactions Act;

electronic communication	means an electronic posting to the Company’s Website, transmission to any number, address or internet website or other electronic delivery methods as otherwise decided and approved by not less than two-thirds of the vote of the Board;

Electronic Record	has the meaning given to it in the Electronic Transactions Act;

Electronic Transactions Act	means the Electronic Transactions Act (as amended) of the Cayman Islands;

Exchange Act	the United States Securities Exchange Act of 1934, as amended, and any successor thereto, as the same shall be in effect from time to time;

Excluded Appointee	a Person that is a director, officer, employee, greater than ten percent (10%) shareholder or greater than ten percent (10%) partner, of a Person that is either (a) a Prohibited Person, or (b) a Person engaged, directly or indirectly, in the business of biotechnology that develops, produces or sells solutions for (i) agrobusiness (including, without limitation, the consumer, business and commercial markets), (ii) the oil and gas industry, (iii) the treatment of effluent or waste products, and/or (iv) the bioremediation of soil, provided that this paragraph (b) shall not include any private equity fund, venture capital fund, investment fund, institutional investor, sovereign wealth fund or other financial investor that, taken together with its Affiliates, holds less than twenty percent (20%) of the equity of any Person referred to in this subclause (b);

3

Family Members	in respect of an individual, means and includes only the following individuals: the applicable individual, the spouse of the applicable individual (including former spouses), the parents of the applicable individual, the lineal descendants of the applicable individual, the siblings of the applicable individual and the lineal descendants of a sibling of the applicable individual. For the purposes of the preceding sentence, the descendants of any individual shall include adopted individuals and their lineal descendants but only if the adopted individual was adopted prior to attaining age 18;

Founder	means, collectively, each of (a) Luiz Augusto Chacon de Freitas Filho, (b) any Shareholder beneficially owned by Luiz Augusto Chacon de Freitas Filho, directly or indirectly, and (c) any of the Permitted Transferees;

Founder Director	means a Director appointed by the Founder pursuant to Article 92(f);

Incapacity	means, with respect to an individual, the permanent and total disability of such individual so that such individual is unable to engage in any substantial gainful activity by reason of any medically determinable mental impairment which has lasted for a continuous period of not less than twelve (12) months as determined by a licensed medical practitioner. In the event of a dispute regarding whether an individual has suffered an Incapacity, no Incapacity of such individual will be deemed to have occurred unless and until an affirmative ruling regarding such Incapacity has been made by a court or arbitral panel of competent jurisdiction, and such ruling has become final and non-appealable;

Incentive Plan	any incentive plan or scheme established or implemented by the Company pursuant to which any Person who provides services of any kind to the Company or any of its direct or indirect subsidiaries (including, without limitation, any employee, executive, officer, director, consultant, secondee or other provider of services) may receive or acquire newly-issued shares of the Company or any interest therein;

Indemnified Person	has the meaning ascribed to such term in Article 161;

Independent Director	a Director who is an independent director as defined in the relevant rules of the Designated Stock Exchange or in Rule 10A-3 under the Exchange Act;

Initial Merger Effective Time	has the meaning ascribed to such term in the Business Combination Agreement;

Memorandum	means the Memorandum of Association of the Company;

Notice Period	has the meaning ascribed to such term in Article 116(a);

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Ordinary Resolution	means a resolution passed by a simple majority of votes cast at a meeting of the Company or a resolution in writing passed in accordance with Article 85;

Ordinary Shares	means, collectively, the Class A Ordinary Shares and the Class B Ordinary Shares;

Other Indemnitors	persons or entities other than the Company that may provide indemnification, advancement of expenses and/or insurance to the Indemnified Persons in connection with such Indemnified Persons’ involvement in the management of the Company;

paid up	means paid up as to the par value and any premium payable in respect of the issue of any shares and includes credited as paid up;

Permitted Entity

means:

(a)       any Person in respect of which the Founder has, directly or indirectly:

(i)       Control with respect to the voting of all the Class B Ordinary Shares held by or to be transferred to such Person;

(ii)       the ability to direct or cause the direction of the management and policies of such Person or any other Person having the authority referred to in the preceding clause (a)(i) (whether by contract, as executor, trustee, trust protector or otherwise); or

(iii)       the operational or practical control of such Person, including through the right to appoint, designate, remove or replace the Person having the authority referred to in the preceding clauses (a)(i) or (ii);

(b)       any trust the beneficiaries of which consist primarily of the Founder, his Family Members and/or any Persons Controlled directly or indirectly Controlled by the Founder; or

(c)       any Person Controlled by a trust described in the immediately preceding clause (b);

Permitted Transferee

means, with respect to the Class B Ordinary Shareholders, any or all of the following:

(a)       the Founder;

(b)       any of the Founder’s Permitted Entities;

(c)       the transferee or other recipient in any transfer of any Class B Ordinary Shares by the Founder:

(i)       to:

(1)       the Founder’s Family Members; or

(2)       any trust or estate planning entity (including partnerships, limited companies and limited liability companies), that is primarily for the benefit of, or the ownership interests of which are Controlled by, the Founder, his Family Members and/or other trusts or estate planning entities described in this paragraph (c) or any entity Controlled by such a trust or estate planning entity; or

(ii)       occurring by operation of law, including in connection with divorce proceedings; and

(d)       any charitable organization, foundation or similar entity; provided that in the case of any transfer of Class B Ordinary Shares pursuant to clauses (b) through (d) above to a Person who at any later time ceases to be a Permitted Transferee under the relevant clause, the Company shall be entitled to refuse registration of any subsequent transfer of such Class B Ordinary Shares except back to the transferor of such Class B Ordinary Shares pursuant to clauses (b) through (d) and in the absence of such transfer back to the transferor, the applicable Class B Ordinary Shares shall convert in accordance with Article 18(d)(iv) applied mutatis mutandis;

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Person	means any individual, corporation, partnership, limited partnership, exempted limited partnership, joint venture, trust, unincorporated organization, limited liability company, estate, association, joint stock company, unincorporated organization, company, exempted company or other form of business or legal entity or government authority;

Prohibited Person	means any Person that is (a) organized under the laws of, or ordinarily resident or located in, any U.S. embargoed or restricted country, (b) included on any Sanctions-related list of blocked or designated parties (including the U.S. Department of Treasury’s Specially Designated Nationals and Blocked Persons List, Specially Designated Narcotics Traffickers List, Specially Designated Terrorists List, Specially Designated Global Terrorists List, or the Annex to Executive Order No. 13224; or any list of blocked Persons subject to sanctions issued by the United Nations Security Council, Office of Financial Sanctions Implementation or HM Treasury of the United Kingdom, the European Commission, the European Union and/or any member state of the European Union), (c) owned fifty percent (50%) or more, directly or indirectly, or controlled by a Person included on any Sanctions-related list of blocked or designated parties, as described in subclause (b) above, or (d) is a Person acting in his or her official capacity as a director, officer, employee, or agent of a Person included on any Sanctions-related list of blocked or designated parties, as described in subclause (b) above;

Register of Members	means the register of Shareholders to be kept by the Company in accordance with the Companies Act;

Sanctions	means those trade, economic and financial sanctions laws, regulations, embargoes, and restrictive measures (in each case having the force of law) administered, enacted or enforced from time to time by (a) the United States (including the U.S. Department of Treasury’s Specially Designated Nationals and Blocked Persons List, Specially Designated Narcotics Traffickers List, or Specially Designated Terrorists List, Specially Designated Global Terrorists List, or the Annex to Executive Order No. 13224), (b) the European Commission and/or European Union and enforced by its member states, (c) the United Nations Security Council, and (d) Office of Financial Sanctions Implementation or Her Majesty’s Treasury of the United Kingdom, to the extent any of the same may lawfully be included within this definition pursuant to the provisions of the European Union's Council Regulation (EC) No 2271/96 of 22 November 1996 protecting against the effects of the extra-territorial application of legislation adopted by a third country and Council Regulation (EC) No 2271/96, including as part of United Kingdom domestic law by virtue of the European Union (Withdrawal) Act 2018 and as amended by the Protecting against the Effects of the Extraterritorial Application of Third Country Legislation (Amendment) (EU Exit) Regulations 2020;

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Seal	means the Common Seal of the Company (if adopted), including any facsimile thereof;

Securities Act	means the U.S. Securities Act of 1933;

share	means any share in the capital of the Company and includes a fraction of a share;

Shareholder	has the meaning ascribed to the term “member” in the Companies Act;

signed	includes a signature or representation of a signature affixed by mechanical means or an electronic symbol or process attached to or logically associated with an electronic communication and executed or adopted by a Person with the intent to sign the electronic communication;

Securities and Exchange Commission	means the United States Securities and Exchange Commission;

Special Resolution	means a special resolution passed in accordance with the Companies Act and Article 77, being a resolution: (i) passed by a majority of at least two-thirds of the votes (taking into account the number of votes per share in respect of the relevant class of shares) cast by the Shareholders entitled to vote and voting, in person or by proxy, at a general meeting of the Company of which notice specifying the intention to propose the resolution as a Special Resolution has been duly given; or (ii) approved in writing by all of the Shareholders entitled to vote at a general meeting of the Company in one or more instruments each signed by one or more of the Shareholders;

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Sponsor	means, collectively, (i) XPAC Sponsor LLC, and (ii) any Person that, directly or indirectly, is a proprietary investment vehicle (i.e. holding investments in a ‘principal’ or ‘own account’ capacity) of XP, Inc. or any of its controlled Affiliates; provided, that such Person was not a direct or indirect shareholder of the Company or XPAC Acquisition Corp. immediately prior to the initial transfer by XPAC Sponsor LLC of shares of the Company or equity interests in XPAC Acquisition Corp. to such Person; provided, further, that the maximum amount of outstanding Ordinary Shares deemed to be held by the Sponsor at any given time shall not exceed the number of Ordinary Shares (including Ordinary Shares issuable upon the exercise of any other security of the Company) held by XPAC Sponsor LLC as of the Initial Merger Effective Time (as equitably adjusted for stock splits, stock dividends, cash dividends, reorganizations, combinations, recapitalizations and similar transactions affecting such securities);

Sponsor Director	has the meaning ascribed to such term in Article 92(h);

Statutes	means the Companies Act and every other law and regulation of the Cayman Islands for the time being in force concerning companies and affecting the Company;

subsidiary	of any Person means any other Person in respect of which such first Person possesses ownership, or the power to direct the voting, of securities entitling to (i) more than fifty percent (50%) of the voting rights and/or (ii) the appointment of a majority of the directors (or Persons performing a similar function);

Temasek	means, collectively, Sommerville Investments B.V. (“Sommerville”) and Orjen Investments Pte. Ltd. (“Orjen”) or any of their respective Affiliates. An Affiliate of Sommerville or Orjen shall only refer to (1) Temasek Holdings (Private) Limited and (2) Temasek Holdings (Private) Limited’s direct and indirect wholly-owned companies (excluding Sommerville and Orjen) whose boards of directors or equivalent governing bodies comprise employees or nominees of (A) Temasek Holdings (Private) Limited, (B) Temasek Pte. Ltd. (being a wholly-owned subsidiary of Temasek Holdings (Private) Limited) and/or (C) wholly-owned direct and indirect subsidiaries of Temasek Pte. Ltd.; and

Treasury Share	means a share held in the name of the Company as a treasury share in accordance with the Companies Act.

3.	In these Articles, unless there is something in the subject or context inconsistent with such construction:

(a)	words importing the singular number shall include the plural number and vice versa;

(b)	words importing a gender shall include other genders;

(c)	the terms “hereof,” “herein,” “hereby,” “herewith,” “hereto” and derivative or similar words refer to these Articles;

(d)	the word “extent” in the phrase “to the extent” means the degree to which a subject or thing extends and such phrase shall not simply mean “if”;

(e)	words importing persons only shall include companies, partnerships, trusts or associations or bodies of persons, whether corporate or not;

(f)	“written” and “in writing” include all modes of representing or reproducing words in visible form, including in the form of an Electronic Record, and, only where used in connection with a notice served by the Company on Shareholders or other Persons entitled to receive notices hereunder, shall also include a record maintained in an electronic medium which is accessible in visible form so as to be useable for subsequent reference;

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(g)	the word “may” shall be construed as permissive and the words “shall”, “will” and “agrees” shall be construed as imperative;

(h)	the word “year” shall mean calendar year, the word “quarter” shall mean calendar quarter and the word “month” shall mean calendar month;

(i)	a reference to “$”, “US$”, “USD” or “dollars” is a reference to the lawful currency of the United States of America;

(j)	references to provisions of any Statute, law or regulation shall be construed as references to those provisions as amended, modified, re-enacted or replaced, and including all regulations promulgated thereunder;

(k)	references to any agreement, deed or other instrument (including to these Articles and the Memorandum) is a reference to that agreement or instrument as amended, restated, or novated from time to time;

(l)	any phrase introduced by the terms “including”, “include”, “in particular” or any similar expression shall be construed as illustrative and shall not limit the sense of the words preceding those terms, in each case as if followed by the words “but not limited to”;

(m)	the term “and/or” is used herein to mean both “and” as well as “or.” The use of “and/or” in certain contexts in no respects qualifies or modifies the use of the terms “and” or “or” in others. The term “or” shall not be interpreted to be exclusive, unless the context otherwise requires;

(n)	headings are inserted for reference only and shall be ignored in construing the Articles;

(o)	any requirements as to delivery under the Articles include delivery in the form of an Electronic Record;

(p)	any requirements as to execution or signature under the Articles including the execution of the Articles themselves can be satisfied in the form of an electronic signature as defined in the Electronic Transactions Act;

(q)	notwithstanding the references in these Articles to an Electronic Record and to the Electronic Transactions Act (as amended), Sections 8 and 19(3) of the Electronic Transactions Act shall not apply;

(r)	“day” means calendar day, “month” means calendar month, and “year” means calendar year unless otherwise specifically stated. Time periods within or following which any payment is to be made or act is to be done under these Articles shall be calculated by excluding the calendar day on which the period commences and including the calendar day on which the period ends, and by extending the period to the next following Business Day if the last calendar day of the period is not a Business Day;

(s)	the term “clear days” in relation to the period of a notice means that period excluding the day when the notice is received or deemed to be received and the day for which it is given or on which it is to take effect;

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(t)	“directly or indirectly” means, except where the context requires otherwise, directly or indirectly through one or more intermediate Persons or through contractual or other arrangements, and “direct or indirect” has the correlative meaning;

(u)	the term “holder” in relation to a share means a Person whose name is entered in the Register of Members as the holder of such share; and

(v)	a reference to any meeting (whether of the Directors, a committee appointed by the Board of Directors or the Shareholders or any class of Shareholders) includes any adjournment of that meeting.

4.	Subject to the two preceding Articles, any words defined in the Companies Act shall, if not inconsistent with the subject or context, bear the same meaning in these Articles.

5.	The table of contents to, and the headings in, these Articles are for convenience of reference only and are to be ignored in construing these Articles.

PRELIMINARY

6.	The business of the Company may be conducted as the Directors see fit.

7.	The registered office of the Company shall be at such address in the Cayman Islands as the Directors shall from time to time determine. The Company may, in addition to its registered office, establish and maintain such other offices and places of business and agencies in such places as the Directors may from time to time determine.

SHARES

8.	Subject to the provisions of the Memorandum or these Articles, and subject to the rules of any Designated Stock Exchange, the Directors may, in their absolute discretion and without approval of the existing Shareholders, issue shares, grant rights over existing shares or issue other securities in one or more series as they deem necessary and appropriate and determine designations, powers, preferences, privileges and other rights, including dividend rights, conversion rights, terms of redemption and liquidation preferences, any or all of which may be greater than the powers and rights associated with the shares held by existing Shareholders, at such times and on such other terms as they think proper. No holder of Ordinary Shares shall have pre-emptive rights other than the rights of holders of Class B Ordinary Shares pursuant to Articles 12(b) and 13. No share shall be issued at a discount to par, except in accordance with the provisions of the Companies Act.

9.	The Company shall not issue shares in bearer form.

10.	The Directors may provide, out of the unissued shares, for series of preference shares. Before any preference shares of any such series are issued, the Directors shall fix, by resolution or resolutions of the Board of Directors, the following provisions of the preference shares thereof, if applicable:

(a)	the designation of such series, the number of preference shares to constitute such series and the subscription price thereof if different from the par value thereof;

(b)	whether the shares of such series shall have voting rights, in addition to any voting rights provided by law, and, if so, the terms of such voting rights, which may be general or limited;

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(c)	the dividends, if any, payable on such series, whether any such dividends shall be cumulative, and, if so, from what dates, the conditions and dates upon which such dividends shall be payable, the preference or relation which such dividends shall bear to the dividends payable on any shares of any other class or any other series of preference shares;

(d)	whether the preference shares of such series shall be subject to redemption by the Company, and, if so, the times, prices and other conditions of such redemption;

(e)	the amount or amounts payable upon preference shares of such series upon, and the rights of the holders of such series in, a voluntary or involuntary liquidation, dissolution or winding up, or upon any distribution of the assets, of the Company;

(f)	whether the preference shares of such series shall be subject to the operation of a retirement or sinking fund and, if so, the extent to and manner in which any such retirement or sinking fund shall be applied to the purchase or redemption of the preference shares of such series for retirement or other corporate purposes and the terms and provisions relative to the operation thereof;

(g)	whether the preference shares of such series shall be convertible into, or exchangeable for, shares of any other class or any other series of preference shares or any other securities and, if so, the price or prices or the rate or rates of conversion or exchange and the method, if any, of adjusting the same, and any other terms and conditions of conversion or exchange;

(h)	the limitations and restrictions, if any, to be effective while any preference shares of such series are outstanding upon the payment of dividends or the making of other distributions on, and upon the purchase, redemption or other acquisition by the Company of, the existing shares or shares of any other class of shares or any other series of preference shares;

(i)	the conditions or restrictions, if any, upon the creation of indebtedness of the Company or upon the issue of any additional shares, including additional shares of such series or of any other class of shares or any other series of preference shares; and

(j)	any other powers, preferences and relative, participating, optional and other special rights, and any qualifications, limitations and restrictions thereof.

Without limiting the foregoing and subject to Article 80 and Article 92(b), the voting powers of any series of preference shares may include the right, in the circumstances specified in the resolution or resolutions of the Board of Directors providing for the issuance of such preference shares, to elect one or more Directors who shall serve for such term and have such voting powers as shall be stated in the resolution or resolutions of the Board of Directors providing for the issuance of such preference shares. The term of office and voting powers of any Director elected in the manner provided in the immediately preceding sentence of this Article 10 may be greater than or less than those of any other Director or class of Directors.

11.	The powers, preferences and relative, participating, optional and other special rights of each series of preference shares, and the qualifications, limitations or restrictions thereof, if any, may differ from those of any and all other series at any time outstanding. All shares of any one series of preference shares shall be identical in all respects with all other shares of such series, except that shares of any one series issued at different times may differ as to the dates from which dividends thereon shall be cumulative.

12.	At any time when there are Class A Ordinary Shares in issue, Class B Ordinary Shares may only be issued:

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(a)	pursuant to a share-split, subdivision or similar transaction or as contemplated in Article 134;

(b)	in accordance with Article 13 upon the issuance of Class A Ordinary Shares; or

(c)	pursuant to a Business Combination involving the issuance of Class B Ordinary Shares as full or partial consideration.

13.	With effect from the date on which any shares of the Company are first admitted to trading on a Designated Stock Exchange, subject to Article 14, Article 15 and Article 16, the Company shall not issue Ordinary Shares and/or preferred shares to a person on any terms unless:

(a)	it has made an offer to each person who holds Class B Ordinary Shares to issue to him on the same economic terms such number of Class B Ordinary Shares as would allow each holder of Class B Ordinary Shares to maintain its proportional voting interest in the Company; and

(b)	the period during which any such offer set forth in Article 13(a) may be accepted has expired or the Company has received notice of the acceptance or refusal of every offer so made in accordance with Article 13(a).

An offer made pursuant to this Article 13 may be made in either hard copy or by electronic communication, must state a period during which it may be accepted and the offer shall not be withdrawn before the end of that period. The period referred to must be at least fifteen (15) Business Days beginning with the date on which the offer is deemed to be served in accordance with Articles 156 and 157.

14.	An offer shall not be regarded as being made contrary to the requirements of Article 13 by reason only that:

(a)	fractional entitlements are rounded or otherwise settled or sold at the discretion of the Board, as long as it does not materially negatively impact the proportional voting interest of the Class B Ordinary Shares; or

(b)	no offer of Class B Ordinary Shares is made to a Shareholder where the making of such an offer would in the view of the Board pose legal or practical problems in or under the laws or securities rules of any territory or the requirements of any regulatory body or stock exchange such that the Board considers it is necessary or expedient in the interests of the Company to exclude such Shareholder from the offer; or

(c)	the offer is conditional upon the said issue of Ordinary Shares and/or preferred shares proceeding.

15.	The provisions of Article 13 do not apply in relation to the issue of:

(a)	Class A Ordinary Shares if these are, or are to be, wholly or partly paid up otherwise than in cash;

(b)	Class A Ordinary Shares which would, apart from any renunciation or assignment of the right to their allotment, be held under or issued pursuant to an Incentive Plan; and

(c)	Ordinary Shares issued in furtherance of the transactions contemplated by the Business Combination Agreement at or prior to the Acquisition Effective Time.

16.	Holders of Class B Ordinary Shares may from time to time by consent in writing (in one or more counterparts) approved by the holder or holders of all Class B Ordinary Shares then in issue, referring to this Article 16, authorise the Board to issue Ordinary Shares for cash and, on the granting of such an authority, the Board shall have the power to issue (pursuant to that authority) Ordinary Shares for cash as if Article 13 above did not apply to:

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(a)	one or more issuances of Class A Ordinary Shares to be made pursuant to that authority; and/or

(b)	such issuances with such modifications as may be specified in that authority.

Unless previously revoked, the authority granted in accordance with this Article 16 shall expire on the date (if any) specified in the authority or, if no date is specified, twelve (12) months after the date on which the authority is granted, but the Company may before the power expires make an offer or agreement which would or might require Class A Ordinary Shares to be issued after it expires.

17.	The Company may issue fractions of a share of any class and a fraction of a share shall be subject to and carry the corresponding fraction of liabilities (whether with respect to nominal or par value, premium, contribution, calls or otherwise howsoever), limitations, preferences, privileges, qualifications, restrictions, rights and other attributes of a whole share of that class of shares.

RIGHTS AND RESTRICTIONS ATTACHING TO ORDINARY SHARES

18.	Except as otherwise provided in these Articles (including Article 18(d), Article 80 and Article 92(b)), the Class A Ordinary Shares and Class B Ordinary Shares have the same rights, powers, preferences, privileges and restrictions, and rank equally (including as to dividends and distributions, and upon the occurrence of any liquidation or winding up of the Company), share ratably and be identical in all respects and as to all matters, unless different treatment of the shares of each such class is approved by the affirmative vote of the holders of a majority of the Class A Ordinary Shares and the holders of a majority of the Class B Ordinary Shares, each voting exclusively and as a separate class.

(a)	Income. Holders of Ordinary Shares shall be entitled to such dividends as the Directors may in their absolute discretion lawfully declare from time to time.

(b)	Capital. Holders of Ordinary Shares shall be entitled to a return of capital on liquidation, dissolution or winding-up of the Company in accordance with Article 168 et seq.

(c)	Attendance at General Meetings; Class Voting

(i)	Holders of Ordinary Shares have the right to receive notice of, attend, speak and vote at general meetings of the Company.

(ii)	Except as otherwise provided in these Articles (including this Article 18, Article 34 and Article 92(b)), holders of Class A Ordinary Shares and Class B Ordinary Shares shall at all times vote together as one class on all matters submitted to a vote for Shareholders’ consent.

(iii)	On all matters subject to a vote of the Shareholders, Ordinary Shares shall be entitled to voting rights as set forth in Article 80.

(iv)	In addition to any rights provided by applicable law or otherwise set forth in these Articles, the Company shall not, without the approval by vote or written consent of the holders of a majority of the voting power of the Class B Ordinary Shares, voting exclusively and as a separate class, directly or indirectly, or whether by amendment or through merger, recapitalization, consolidation or otherwise:

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(1)	create, authorize, issue, or reclassify into, any preference shares in the capital of the Company or any shares in the capital of the Company that carry more than one (1) vote per share;

(2)	reclassify any Class B Ordinary Shares into any other class of shares or consolidate or combine any Class B Ordinary Shares without proportionately increasing the number of votes per Class B Ordinary Share; or

(3)	amend, restate, waive, adopt any provision inconsistent with or otherwise vary or alter any provision of the Memorandum or these Articles relating to the voting, conversion or other rights, powers, preferences, privileges or restrictions of the Class B Ordinary Shares.

(v)	Notwithstanding any other provision of these Articles, no non-voting Ordinary Shares shall be issued without such issuance first being approved by an Ordinary Resolution which resolution is also passed with the affirmative vote of a majority of the then-issued and outstanding Class A Ordinary Shares and a majority of the then-issued and outstanding Class B Ordinary Shares, each voting exclusively and as a separate class.

(d)	Optional and Automatic Conversion of Class B Ordinary Shares

(i)	Each Class B Ordinary Share is convertible into one (1) Class A Ordinary Share (as adjusted for share splits, share combinations and similar transactions occurring after the Acquisition Effective Time) at any time at the option of the holder thereof. In no event shall any Class A Ordinary Share be convertible into any Class B Ordinary Shares.

(ii)	Each Class B Ordinary Share will automatically convert into one (1) Class A Ordinary Share (as adjusted for share splits, share combinations and similar transactions occurring after the Acquisition Effective Time) at 5:00 p.m., São Paulo time on the earliest to occur of:

(1)	on the death or Incapacity of Luiz Augusto Chacon de Freitas Filho; and

(2)	the date that the holder(s) of a majority of the Class B Ordinary Shares in issue, by notice in writing (which may be in one or more counterparts) to the Company signed by the holder(s) of a majority of the Class B Ordinary Shares, require that all Class B Ordinary Shares in issue be converted into Class A Ordinary Shares; and

(3)	the date that the total number of the issued and outstanding Class B Ordinary Shares held by the Founder represents less than four percent (4%) of the total number of the Class A Ordinary Shares and Class B Ordinary Shares then in issue.

(iii)	No Class B Ordinary Shares shall be issued by the Company after conversion of all Class B Ordinary Shares into Class A Ordinary Shares.

(iv)	Upon any sale, pledge, transfer, assignment or other disposition of Class B Ordinary Shares by a holder thereof to any Person which is not a Permitted Transferee of such holder (whether or not for value and whether or not certificate(s) (if any) representing such Class B Ordinary Shares are surrendered to the Company), each such Class B Ordinary Share shall be automatically and immediately converted into one (1) Class A Ordinary Share (as adjusted for share splits, share combinations and similar transactions occurring after the Acquisition Effective Time); provided that, notwithstanding anything to the contrary in these Articles, any pledge of Class B Ordinary Shares by a holder thereof that creates a security interest in such Class B Ordinary Shares pursuant to a bona fide loan or indebtedness transaction shall be permitted (and not result in any such conversion) for so long as such holder or its Affiliates continue to control, directly or indirectly, the exercise of the voting rights of such pledged Class B Ordinary Shares; provided, further, however, that a foreclosure on such Class B Ordinary Shares or other similar action by the pledgee will result in automatic and immediate conversion of such Class B Ordinary Shares into Class A Ordinary Shares unless the transferee in such foreclosure or similar action qualifies as a Permitted Transferee at such time. For the avoidance of doubt, any sale, pledge, transfer, assignment or disposition of Class B Ordinary Shares to a Permitted Transferee does not result in automatic conversion into Class A Ordinary Shares.

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(e)	Procedures of Conversion.

(i)	Before any holder of Class B Ordinary Shares shall be entitled to convert such Class B Ordinary Shares into Class A Ordinary Shares pursuant to Article 18(d)(i), the holder shall, if available, surrender the certificate or certificates therefor, duly endorsed (where applicable), at the registered office of the Company.

(ii)	Upon the occurrence of one of the bases of conversion provided for in Article 18(d), the Company shall enter or procure the entry of the name of the relevant holder of Class B Ordinary Shares as the holder of the relevant number of Class A Ordinary Shares resulting from the conversion of the Class B Ordinary Shares in, and make any other necessary and consequential changes to, the Register of Members and shall procure that certificate(s) in respect of the relevant Class A Ordinary Shares, together with a new certificate for any unconverted Class B Ordinary Shares comprised in the certificate(s) surrendered by the holder of the Class B Ordinary Shares, are issued to the holder of the Class A Ordinary Shares and Class B Ordinary Shares, as the case may be, if so requested.

(iii)	Any conversion of Class B Ordinary Shares into Class A Ordinary Shares pursuant to this Article may be effected by any manner permitted by applicable law, including by means of (i) the re-designation and re-classification of the relevant Class B Ordinary Share as a Class A Ordinary Share which shall, upon conversion, rank pari passu in all respects with the Class A Ordinary Shares then in issue; and/or (ii) the compulsory redemption without notice of the relevant Class B Ordinary Shares and the automatic application of the redemption proceeds in paying for such number of new Class A Ordinary Shares into which the Class B Ordinary Shares have been converted. For the avoidance of doubt, following the conversion to Class A Ordinary Shares, the holder thereof shall have Class A Ordinary Share voting rights in respect of such shares and not Class B Ordinary Share voting rights. Such conversion shall become effective forthwith upon entries being made in the Register of Members to record the conversion of the relevant Class B Ordinary Shares into Class A Ordinary Shares by way of re-designation and re-classification and/or mandatory redemption and issuance, as applicable.

(iv)	If the proposed conversion is in connection with an underwritten or other public or private offering of securities, the conversion may, at the option of any holder tendering such Class B Ordinary Shares for conversion, be conditional upon the closing with the underwriters or other purchasers of the sale of securities pursuant to such offering, in which event any persons entitled to receive Class A Ordinary Shares upon conversion of such Class B Ordinary Shares shall not be deemed to have converted such Class B Ordinary Shares until immediately prior to the closing of such sale of securities.

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(v)	Upon conversion of any Class B Ordinary Shares, the composition of the authorised and issued capital of the Company shall automatically be varied and amended by a reduction in the relevant number of authorised and issued Class B Ordinary Shares and a corresponding increase in the relevant number of authorised and issued Class A Ordinary Shares.

(vi)	Effective upon and with effect from the conversion of a Class B Ordinary Share into a Class A Ordinary Share in accordance with this Article 18(e), the converted share shall be treated for all purposes as a Class A Ordinary Share and shall carry the rights and be subject to the restrictions attaching to Class A Ordinary Shares including, without limitation, the right to one vote on matters subject to a vote at general meetings of the Company.

(f)	Reservation of Class A Ordinary Shares Issuable upon Conversion of Class B Ordinary Shares. The Company shall at all times reserve and keep available out of its authorized but unissued Class A Ordinary Shares, solely for the purpose of effecting the conversion of the Class B Ordinary Shares, such number of its Class A Ordinary Shares as shall from time to time be sufficient to effect the conversion of all outstanding Class B Ordinary Shares; and if at any time the number of authorized but unissued Class A Ordinary Shares shall not be sufficient to effect the conversion of all then-outstanding Class B Ordinary Shares, the Company will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued Class A Ordinary Shares to such numbers of shares as shall be sufficient for such purpose.

(g)	Subdivisions. No subdivision of Class A Ordinary Shares into shares of an amount smaller than the nominal or par value of such shares at the relevant time shall be effected unless Class B Ordinary Shares are concurrently and similarly subdivided in the same proportion and the same manner, and no subdivision of Class B Ordinary Shares into shares of an amount smaller than the nominal or par value of such shares at the relevant time shall be effected unless Class A Ordinary Shares are concurrently and similarly subdivided in the same proportion and the same manner.

(h)	Consolidations. No consolidation of Class A Ordinary Shares into shares of an amount larger than the nominal or par value of such shares at the relevant time shall be effected unless Class B Ordinary Shares are concurrently and similarly consolidated in the same proportion and the same manner, and no consolidation of Class B Ordinary Shares into shares of an amount larger than the nominal or par value of such shares at the relevant time may be effected unless Class A Ordinary Shares are concurrently and similarly consolidated in the same proportion and the same manner.

(i)	Business Combinations. No Business Combination (whether or not the Company is the surviving entity) shall proceed unless by the terms of such transaction: (i) the holders of Class A Ordinary Shares have the right to receive, or the right to elect to receive, the same form of consideration as the holders of Class B Ordinary Shares, and (ii) the holders of Class A Ordinary Shares have the right to receive, or the right to elect to receive, at least the same amount of consideration on a per share basis as the holders of Class B Ordinary Shares. The Directors shall not approve such a transaction unless the requirements of this Article 18(i) are satisfied. For the avoidance of doubt, this Article refers to and includes only economic rights.

(j)	Tender or Exchange Offers. No tender or exchange offer to acquire any Class A Ordinary Shares or Class B Ordinary Shares by any third party pursuant to an agreement to which the Company is to be a party, nor any tender or exchange offer by the Company to acquire any Class A Ordinary Shares or Class B Ordinary Shares shall be approved by the Company unless by the terms of such transaction: (i) the holders of Class A Ordinary Shares shall have the right to receive, or the right to elect to receive, the same form of consideration as the holders of Class B Ordinary Shares, and (ii) the holders of Class A Ordinary Shares shall have the right to receive, or the right to elect to receive, at least the same amount of consideration on a per share basis as the holders of Class B Ordinary Shares. The Directors shall not approve such a transaction unless the requirements of this Article are satisfied. For the avoidance of doubt, this Article 18(j) refers to and includes only economic rights.

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REGISTER OF MEMBERS AND SHARE CERTIFICATES

19.	The Company shall maintain a register of its Shareholders. A Shareholder shall only be entitled to a share certificate if the Directors resolve that share certificates shall be issued. Share certificates (if any) shall specify the share or shares held by that Shareholder and the amount paid up thereon; provided that in respect of a share or shares held jointly by several Persons the Company shall not be bound to issue more than one certificate, and delivery of a certificate for a share to one of several joint holders shall be sufficient delivery to all. All certificates for shares shall be delivered personally or sent through the post addressed to the Shareholder entitled thereto at the Shareholder’s registered address as appearing in the Register of Members.

20.	All share certificates shall bear legends required under the applicable laws, including the Securities Act.

21.	Any two or more certificates representing shares of any one class held by any Shareholder may at the Shareholder’s request be cancelled and a single new certificate for such shares issued in lieu on payment (if the Directors shall so require) of US$1.00 or such smaller sum as the Directors shall determine.

22.	If a share certificate shall be damaged or defaced or alleged to have been lost, stolen or destroyed, a new certificate representing the same shares may be issued to the relevant Shareholder upon request subject to delivery up of the old certificate or (if alleged to have been lost, stolen or destroyed) compliance with such conditions as to evidence and indemnity and the payment of out-of-pocket expenses of the Company in connection with the request as the Directors may think fit.

23.	In the event that shares are held jointly by several Persons, any request may be made by any one of the joint holders and if so made shall be binding on all of the joint holders.

TRANSFER OF SHARES

24.

(a)	Any Shareholder may transfer all or any of such Shareholder’s Class A Ordinary Shares by an instrument of transfer in the usual or common form or in a form prescribed by the Designated Stock Exchange or in any other form approved by the Board and may be under hand or, if the transferor or transferee is a clearing house or its nominee(s), by hand or by machine imprinted signature or by such other manner of execution as the Board may approve from time to time.

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(b)	The Directors shall not refuse to register any transfer of a share which is permitted under these Articles save that the Directors may decline to register any transfer of any share in the event that any of the following is known by the Directors not to be both applicable and true with respect to such transfer:

(i)	the instrument of transfer is lodged with the Company, or the designated transfer agent or share registrar, accompanied by the certificate for the shares to which it relates (if any) and such other evidence as the Board may reasonably require to show the right of the transferor to make the transfer;

(ii)	the instrument of transfer is in respect of only one class of shares;

(iii)	the instrument of transfer is properly stamped, if required;

(iv)	the transferred shares are fully paid up and free of any lien in favor of the Company (it being understood and agreed that all other liens, e.g. pursuant to a bona fide loan or indebtedness transaction, shall be permitted); or

(v)	a fee of such maximum sum as the Designated Stock Exchange may determine to be payable, or such lesser sum as the Board may from time to time require, is paid to the Company in respect thereof.

(c)	If the Directors refuse to register a transfer they shall, within two months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal stating the facts which are considered to justify the refusal to register the transfer.

25.	The registration of transfers may, on 14 calendar days’ notice being given by advertisement in such one or more newspapers or by such electronic means as the Board may from time to time determine, be suspended and the Register of Members closed at such times and for such periods as the Board may from time to time determine; provided, however, that the registration of transfers shall not be suspended nor the Register of Members closed for more than 30 calendar days in any year.

26.	The instrument of transfer of any share shall be in writing and executed by or on behalf of the transferor (and if the Directors so require, signed by the transferee). The transferor shall be deemed to remain a holder of the share until the name of the transferee is entered in the Register of Members.

27.	All instruments of transfer that shall be registered shall be retained by the Company.

REDEMPTION AND PURCHASE OF OWN SHARES

28.	Subject to the provisions of the Companies Act and these Articles, the Company may issue shares that are to be redeemed or are liable to be redeemed at the option of the Shareholder or the Company. The redemption of such shares shall be effected in such manner and upon such other terms as the Company may, by Special Resolution, determine before the issue of the shares.

29.	Subject to the provisions of the Companies Act, the Company may purchase its own shares (including any redeemable shares) in such manner and on such other terms as the Directors may agree with the relevant Shareholder.

30.	The Company may make a payment in respect of the redemption or purchase of its own shares in any manner permitted by the Companies Act, including out of capital.

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31.	The Directors may accept the surrender for no consideration of any fully paid share.

TREASURY SHARES

32.	The Directors may, prior to the purchase, redemption or surrender of any share, determine that such share shall be held as a Treasury Share.

33.	The Directors may determine to cancel a Treasury Share or transfer a Treasury Share on such terms as they think proper (including, without limitation, for nil consideration).

VARIATION OF RIGHTS ATTACHING TO SHARES

34.	If at any time the share capital is divided into different classes of shares, the rights attached to any class of shares (unless otherwise provided by these Articles or the terms of issue of the shares of that class) may be varied with the consent in writing of the holders of not less than two-thirds of the issued shares of that class or with the sanction of a Special Resolution passed at a separate general meeting of the holders of the shares of that class. To every such separate general meeting, the provisions of these Articles relating to general meetings shall mutatis mutandis apply, but so that the necessary quorum shall be any one or more persons holding or representing by proxy not less than two-thirds of the issued shares of the applicable class.

35.	The provisions of these Articles relating to general meetings shall apply to every such general meeting of the holders of one class or series of shares except the following:

(a)	separate general meetings of the holders of a class or series of shares may be called only by:

(i)	the Chairperson;

(ii)	a majority of the entire Board of Directors (unless otherwise specifically provided by the terms of issue of the shares of such class or series); or

(iii)	with respect to general meetings of the Class B Ordinary Shareholders, the Founder; and

(b)	except as set forth in clause (a) above or provided in Article 68(b) below, nothing in this Article 35 or in Article 34 shall be deemed to give any Shareholder or Shareholders the right to call a class or series meeting.

36.	The rights conferred upon the holders of the shares of any class shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by:

(a)	the creation or issue of further shares ranking pari passu therewith;

(b)	the redemption or purchase of any shares of any class by the Company;

(c)	the cancellation of authorised but unissued shares of that class; or

(d)	the creation or issue of shares with preferred or other rights including, without limitation, the creation of any class or issue of shares with enhanced or weighted voting rights.

37.	The rights conferred upon holders of Class A Ordinary Shares shall not be deemed to be varied by the creation or issue from time to time of further Class B Ordinary Shares and the rights conferred upon holders of Class B Ordinary Shares shall not be deemed to be varied by the creation or issue from time to time of further Class A Ordinary Shares.

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COMMISSION ON SALE OF SHARES

38.	The Company may, insofar as the Statutes from time to time permit, pay a commission to any Person in consideration of such Person subscribing or agreeing to subscribe whether absolutely or conditionally for any shares of the Company. Such commissions may be satisfied by the payment of cash or the lodgement of fully or partly paid-up shares or partly in one way and partly in the other. The Company may also on any issue of shares pay such brokerage as may be lawful.

NON-RECOGNITION OF TRUSTS

39.	No Person shall be recognised by the Company as holding any share upon any trust (other than any trust recognized as a Permitted Entity or Permitted Transferee). The Company shall not be bound by or be compelled in any way to recognise (even when having notice thereof) any equitable, contingent, future, or partial interest in any share, or any interest in any fractional part of a share, or (except only as is otherwise provided by these Articles or the Statutes) any other rights in respect of any share except an absolute right to the entirety thereof in the registered holder.

LIEN ON SHARES

40.	The Company shall have a first and paramount lien and charge on all shares (whether fully paid-up or not) registered in the name of a Shareholder (whether solely or jointly with others) for all debts, liabilities or engagements to or with the Company (whether presently payable or not) by such Shareholder or such Shareholder’s estate, either alone or jointly with any other Person, whether a Shareholder or not, but the Directors may at any time declare any share to be wholly or in part exempt from the provisions of this Article. The registration of a transfer of any such share shall operate as a waiver of the Company’s lien (if any) thereon. The Company’s lien (if any) on a share shall extend to all dividends or other monies payable in respect thereof.

41.	The Company may sell, in such manner as the Directors think fit, any shares on which the Company has a lien, but no sale shall be made unless some sum in respect of which the lien exists is presently payable nor until the expiration of 14 calendar days after a notice in writing, stating and demanding payment of such part of the amount in respect of which the lien exists as is presently payable, has been given to the registered holder for the time being of the share, or the Persons entitled thereto by reason of such registered holder’s death or bankruptcy.

42.	For giving effect to any such sale, the Directors may authorise some Person to transfer the shares sold to the purchaser thereof. The purchaser shall be registered as the holder of the shares comprised in any such transfer and such purchaser shall not be bound to see to the application of the purchase money, nor shall such purchaser’s title to the shares be affected by any irregularity or invalidity in the proceedings in reference to the sale.

43.	The net proceeds of the sale after payment of costs shall be applied in payment of such part of the amount in respect of which the lien exists as is presently payable, and the residue shall (subject to a like lien for sums not presently payable as existed upon the shares prior to the sale) be paid to the Person entitled to the shares at the date of the sale.

CALLS ON SHARES

44.	Subject to the terms of allotment, the Directors may from time to time make calls upon the Shareholders in respect of any money unpaid for the purchase of their shares, and each Shareholder shall (subject to receiving at least 14 calendar days’ notice specifying the time or times of payment) pay to the Company at the time or times so specified the amount called on such Shareholder’s shares. A call shall be deemed to have been made at the time when the resolution of the Directors authorising such call was passed.

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45.	The joint holders of a share shall be jointly and severally liable to pay calls in respect thereof.

46.	If a sum called in respect of a share is not paid before or on the day appointed for payment thereof, the Person from whom the sum is due shall pay interest upon the sum at the rate of eight percent (8%) per annum from the day appointed for the payment thereof to the time of the actual payment, but the Directors shall be at liberty to waive payment of that interest wholly or in part.

47.	The provisions of these Articles as to the liability of joint holders and as to payment of interest shall apply in the case of non-payment of any sum which, by the terms of issue of a share, becomes payable at a fixed time, whether on account of the amount of the share, or by way of premium, as if the same had become payable by virtue of a call duly made and notified.

48.	The Directors may make arrangements on the issue of shares for a difference between the Shareholders, or the particular shares, in the amount of calls to be paid and in the times of payment.

49.	The Directors may, if they think fit, receive from any Shareholder willing to advance the same all or any part of the monies uncalled and unpaid upon any shares held by such Shareholder, and upon all or any of the monies so advanced may (until the same would, but for such advance, become presently payable) pay interest at such rate (not exceeding without the sanction of an Ordinary Resolution, eight percent (8%) per annum) as may be agreed upon between the Shareholder paying the sum in advance and the Directors. No such sum paid in advance of calls shall entitle the Shareholder paying such sum to any portion of a dividend declared in respect of any period prior to the date upon which such sum would, but for such payment, become presently payable.

FORFEITURE OF SHARES

50.	If a Shareholder fails to pay any call or instalment of a call on the day appointed for payment thereof, the Directors may, at any time thereafter during such time as any part of such call or instalment remains unpaid, serve a notice on such Shareholder requiring payment of such much of the call or instalment as is unpaid, together with any interest which may have accrued.

51.	The notice shall name a further day (not earlier than the expiration of 14 calendar days from the date of the notice) on or before which the payment required by the notice is to be made, and shall state that, in the event of non-payment at or before the time appointed, the shares in respect of which the call was made will be liable to be forfeited.

52.	If the requirements of any such notice as aforesaid are not complied with, any share in respect of which the notice has been given may at any time thereafter, before the payment required by notice has been made, be forfeited by a resolution of the Directors to that effect.

53.	A forfeited share may be sold or otherwise disposed of on such terms and in such manner as the Directors think fit, and at any time before a sale or disposition the forfeiture may be cancelled on such terms as the Directors think fit.

54.	A Person whose shares have been forfeited shall cease to be a Shareholder in respect of the forfeited shares, but shall, notwithstanding, remain liable to pay to the Company all monies which at the date of forfeiture were payable by such Shareholder to the Company in respect of the shares, but such Shareholder’s liability shall cease if and when the Company receives payment in full of the fully paid up amount of the shares.

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55.	A certificate in writing under the hand of a Director of the Company, which certifies that a share has been forfeited on a date stated in the certificate, shall be conclusive evidence of the facts therein stated as against all Persons claiming to be entitled to the share. The Company may receive the consideration, if any, given for the share or any sale or disposition thereof and may execute a transfer of the share in favour of the Person to whom the share is sold or disposed of and such Person shall thereupon be registered as the holder of the share, and shall not be bound to see to the application of the purchase money, if any, nor shall such Person’s title to the share be affected by any irregularity or invalidity in the proceedings in reference to the forfeiture, sale or disposal of the share.

56.	The provisions of these Articles as to forfeiture shall apply in the case of non-payment of any sum which by the terms of issue of a share becomes due and payable, whether on account of the amount of the share, or by way of premium, as if the same had been payable by virtue of a call duly made and notified.

TRANSMISSION OF SHARES

57.	The legal personal representative of a deceased sole holder of a share shall be the only Person recognised by the Company as having any title to the share. In the case of a share registered in the name of two or more holders, the survivors or survivor, or the legal personal representatives of the deceased survivor, shall be the only Persons recognised by the Company as having any title to the share.

58.	Any Person becoming entitled to a share in consequence of the death or bankruptcy of a Shareholder shall upon such evidence being produced as may from time to time be properly required by the Directors, have the right either to be registered as a Shareholder in respect of the share or, instead of being registered itself, to make such transfer of the share as the deceased or bankrupt Person could have made. If the Person so becoming entitled shall elect to be registered itself as holder such Person shall deliver or send to the Company a notice in writing signed by such Person stating that it so elects.

59.	A Person becoming entitled to a share by reason of the death or bankruptcy of the holder shall be entitled to the same dividends and other advantages to which such Person would be entitled if such Person were the registered holder of the share, except that such Person shall not, before being registered as a Shareholder in respect of the share, be entitled in respect of it to exercise any right conferred by membership in relation to meetings of the Company; provided, however, that the Directors may at any time give notice requiring any such Person to elect either to be registered itself or to transfer the share, and if the notice is not complied with within 90 calendar days, the Directors may thereafter withhold payment of all dividends, bonuses or other monies payable in respect of the share until the requirements of the notice have been complied with.

ALTERATION OF CAPITAL

60.	The Company may, by Ordinary Resolution, subject to the rights of Class B Ordinary Shares:

(a)	increase the share capital by such sum, to be divided into shares of such classes and amount, as the resolution shall prescribe;

(b)	consolidate and divide all or any of its share capital into shares of a larger amount than its existing shares;

(c)	sub-divide its existing shares or any of them into shares of a smaller amount; provided that in the subdivision the proportion between the amount paid and the amount, if any, unpaid on each reduced share shall be the same as it was in the case of the share from which the reduced share is derived; or

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(d)	cancel any shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any Person and diminish the amount of its share capital by the amount of the shares so cancelled.

61.	Subject to the rights of Class B Ordinary Shares, the provisions of the Statutes and these Articles as regards to the matters to be dealt with by Ordinary Resolution, the Company may by Special Resolution reduce its share capital and any capital redemption reserve in any manner authorized by law.

62.	All new shares created hereunder shall be subject to the same provisions with reference to the payment of calls, liens, transfer, transmission, forfeiture, and otherwise as the shares in the original share capital.

CLOSING REGISTER OF MEMBERS OR FIXING RECORD DATE

63.	For the purpose of determining those Shareholders that are entitled to receive notice of, attend or vote at any meeting of Shareholders or any adjournment thereof, or those Shareholders that are entitled to receive payment of any dividend, or in order to make a determination as to who is a Shareholder for any other purpose, the Directors may provide that the Register of Members shall be closed for transfers for a stated period but not to exceed in any case 30 calendar days. If the Register of Members shall be so closed for the purpose of determining those Shareholders that are entitled to receive notice of, attend or vote at a meeting of Shareholders such register shall be so closed for at least 10 calendar days immediately preceding such meeting and the record date for such determination shall be the date of the closure of the Register of Members.

64.	In lieu of or apart from closing the Register of Members, the Directors may fix in advance a date as the record date for any such determination of those Shareholders that are entitled to receive notice of, attend or vote at a meeting of the Shareholders and for the purpose of determining those Shareholders that are entitled to receive payment of any dividend, the Directors may, at or within 90 calendar days prior to the date of declaration of such dividend fix a subsequent date as the record date of such determination.

65.	If the Register of Members is not so closed and no record date is fixed for the determination of those Shareholders entitled to receive notice of, attend or vote at a meeting of Shareholders or those Shareholders that are entitled to receive payment of a dividend, the date on which notice of the meeting is posted or the date on which the resolution of the Directors declaring such dividend is adopted, as the case may be, shall be the record date for such determination of Shareholders. When a determination of those Shareholders that are entitled to receive notice of, attend or vote at a meeting of Shareholders has been made as provided in this section, such determination shall apply to any adjournment thereof.

GENERAL MEETINGS

66.	All general meetings of the Company other than annual general meetings shall be called extraordinary general meetings.

67.

(a)	The Company shall hold an annual general meeting and shall specify the meeting as such in the notices calling it. The annual general meeting shall be held at such time and place as the Directors shall determine.

(b)	At these annual general meetings, the report of the Directors (if any) shall be presented.

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68.

(a)	The Directors may call general meetings, and they shall on a Shareholders requisition forthwith proceed to convene an extraordinary general meeting of the Company.

(b)	A Shareholders requisition is a requisition of:

(i)	Shareholders of the Company holding at the date of deposit of the requisition not less than one-third of the votes that may be cast by all of the issued share capital of the Company as at that date carries the right of voting at general meetings of the Company; or

(ii)	the holders of Class B Ordinary Shares entitled to cast (including by proxy) a majority of the votes that all Class B Ordinary Shares are entitled to cast.

(c)	The requisition must state the objects of the meeting and must be signed by the requisitionists and deposited at the principal place of business of the Company (with a copy forwarded to the registered office), and may consist of several documents in like form each signed by one or more requisitionists.

(d)	If the Directors do not within 21 calendar days from the date of the deposit of the requisition duly proceed to convene a general meeting to be held within a further 21 calendar days, the requisitionists, or any of them representing more than one half of the total voting rights of all of them, may themselves convene a general meeting, but any meeting so convened shall not be held after the expiration of three months after the expiration of the second said 21 calendar days.

(e)	A general meeting convened as aforesaid by requisitionists shall be convened in the same manner as nearly as possible as that in which general meetings are to be convened by Directors.

NOTICE OF GENERAL MEETINGS

69.	At least seven (7) calendar days’ notice shall be given for any general meeting. Every notice shall be exclusive of the day on which it is given or deemed to be given and of the day for which it is given and shall specify the place, the day and the hour of the meeting and the general nature of the business and shall be given in the manner hereinafter mentioned or in such other manner if any as may be prescribed by the Company, provided that a general meeting of the Company shall, whether or not the notice specified in this regulation has been given and whether or not the provisions of these Articles regarding general meetings have been complied with, be deemed to have been duly convened if it is so agreed:

(a)	in the case of an annual general meeting, by all the Shareholders (or their proxies) entitled to attend and vote thereat; and

(b)	in the case of an extraordinary general meeting, by Shareholders (or their proxies) having a right to attend and vote at the meeting, together holding not less than seventy five percent (75%) of the votes entitled to be cast at such extraordinary general meeting.

70.	The accidental omission to give notice of a meeting to or the non-receipt of a notice of a meeting by any Shareholder shall not invalidate the proceedings at any meeting.

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PROCEEDINGS AT GENERAL MEETINGS

71.	No business shall be transacted at any general meeting unless a quorum of Shareholders is present at the time when the meeting proceeds to business. One or more Shareholders holding, in the aggregate, not less than a majority of all votes that may be cast in respect of the share capital of the Company in issue present in person or by proxy and entitled to vote shall be a quorum for all purposes; provided, however, that such a quorum must also include the Founder, for so long as the Founder holds Class B Ordinary Shares.

72.	If provided for by the Company, a Person may participate at a general meeting by conference telephone, video conference or other communications equipment by means of which all the Persons participating in the meeting can communicate with each other and such participation shall be deemed to constitute presence in person at the meeting.

73.	If a quorum is not present within half an hour from the time appointed for the meeting to commence or if during such a meeting a quorum ceases to be present, a second meeting may be called with at least five (5) days’ notice to Shareholders specifying the place, the day and the hour of the second meeting, as the Directors may determine. If at the second meeting a quorum is not present within half an hour from the time appointed for the meeting to commence, a third meeting may be called with at least five (5) days’ notice to Shareholders specifying the place, the day and the hour of the third meeting, as the Directors may determine. If at the third meeting a quorum is not present within half an hour from the time appointed for the meeting to commence, then one or more Shareholders holding, in the aggregate, not less than a majority of all votes that may be cast in respect of the share capital of the Company in issue present in person or by proxy and entitled to vote shall be a quorum. If at the third meeting such a quorum is not present within half an hour from the time appointed for the meeting to commence, a fourth meeting may be called with at least five (5) days’ notice to Shareholders specifying the place, the day and the hour of the fourth meeting, as the Directors may determine. If at the fourth meeting a quorum is not present within half an hour from the time appointed for the meeting to commence, then one or more Shareholders holding, in the aggregate, not less than ten percent (10%) of all votes that may be cast in respect of the share capital of the Company in issue present in person or by proxy and entitled to vote shall be a quorum. If at the fourth meeting such a quorum is not present within half an hour from the time appointed for the meeting to commence, the meeting shall be dissolved.

74.	The Chairperson shall preside as chairperson at every general meeting of the Company.

75.	If at any meeting the Chairperson is not present within fifteen minutes after the time appointed for holding the meeting or is unwilling to act as chairperson, the Directors present shall elect one of their members to be chairperson of the meeting, or, if no Director is so elected and willing to be chairperson of the meeting, the Shareholders present shall choose a chairperson of the meeting.

76.	The chairperson may with the consent of any meeting at which a quorum is present (and shall if so directed by the meeting) adjourn a meeting from time to time and from place to place (provided that no special meeting called by a Class B Ordinary Shareholder may be adjourned unless a quorum is not present within half an hour from the time appointed for the meeting), but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place. When a meeting is adjourned for ten (10) calendar days or more, not less than seven (7) Business Days’ notice of the adjourned meeting shall be given as in the case of an original meeting. Save as aforesaid it shall not be necessary to give any notice of an adjournment or of the business to be transacted at an adjourned meeting.

77.	At any general meeting a resolution put to the vote of the meeting shall be decided on a poll.

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78.	A poll shall be taken in such manner as the chairperson directs, and the result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded.

79.	In the case of an equality of votes, the chairperson of the meeting shall not be entitled to a casting vote and the resolution shall fail.

VOTES OF SHAREHOLDERS

80.	Subject to any rights and restrictions for the time being attached to any class or classes of shares, including in Article 18(d) and Article 92(b), each Class A Ordinary Share shall be entitled to one (1) vote on all matters subject to a vote of the Shareholders, and each Class B Ordinary Share shall be entitled to ten (10) votes on all matters subject to a vote of the Shareholders.

81.	In the case of joint holders, the vote of the senior who tenders a vote whether in person or by proxy shall be accepted to the exclusion of the votes of the joint holders and for this purpose seniority shall be determined by the order in which the names stand in the Register of Members.

82.	A Shareholder of unsound mind, or in respect of whom an order has been made by any court having jurisdiction in lunacy, may vote, whether on a show of hands or on a poll, by such Shareholder’s committee, or other Person in the nature of a committee appointed by that court, and any such committee or other Person, may on a poll, vote by proxy.

83.	No Shareholder shall be entitled to vote at any general meeting unless all calls or other sums presently payable by such Shareholder in respect of shares in the Company have been paid.

84.	On a poll, votes may be given either personally or by proxy.

85.	A resolution (including a Special Resolution) in writing (in one or more counterparts) signed by all Shareholders for the time being entitled to receive notice of and to attend and vote at general meetings (or, being entities, signed by their duly authorised representatives) shall be as valid and effective as if the resolution had been passed at a general meeting of the Company duly convened and held.

86.	The instrument appointing a proxy shall be in writing under the hand of the appointor or of such appointor’s attorney duly authorized in writing or, if the appointor is a company, either under seal or under the hand of an officer or attorney duly authorized. A proxy need not be a Shareholder of the Company. An instrument appointing a proxy may be in any usual or common form or such other form as the Directors may approve.

87.	The instrument appointing a proxy shall be deposited at the registered office or at such other place as is specified for that purpose in the notice convening the meeting, or in any instrument of proxy sent out by the Company:

(a)	not less than 48 hours before the time for holding the meeting or adjourned meeting at which the Person named in the instrument proposes to vote; or

(b)	in the case of a poll taken more than 48 hours after it is demanded, be deposited as aforesaid after the poll has been demanded and not less than 24 hours before the time appointed for the taking of the poll; or

(c)	where the poll is not taken forthwith but is taken not more than 48 hours after it was demanded, be delivered at the meeting at which the poll was demanded to the chairperson or to the secretary or to any Director,

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provided that the Directors may in the notice convening the meeting, or in an instrument of proxy sent out by the Company, direct that the instrument appointing a proxy may be deposited (no later than the time for holding the meeting or adjourned meeting) at the registered office or at such other place as is specified for that purpose in the notice convening the meeting, or in any instrument of proxy sent out by the Company. The chairperson may in any event at the discretion of such chairperson direct that an instrument of proxy shall be deemed to have been duly deposited. An instrument of proxy that is not deposited in the manner permitted shall be invalid.

88.	Votes given in accordance with the terms of an instrument of proxy shall be valid notwithstanding the previous death or insanity of the principal or revocation of the proxy or of the authority under which the proxy was executed, or the transfer of the share in respect of which the proxy is given unless notice in writing of such death, insanity, revocation or transfer was received by the Company before the commencement of the general meeting, or adjourned meeting at which it is sought to use the proxy.

COMPANIES ACTING BY REPRESENTATIVES AT MEETING

89.	Any corporation or other non-natural person which is a Shareholder may in accordance with its constitutional documents, or in the absence of such provision by resolution of its directors or other governing body, authorise such person as it thinks fit to act as its representative at any meeting of the Company or of any class of Shareholders, and the person so authorised shall be entitled to exercise the same powers on behalf of such corporation or other non-natural person which such person represents as such corporation or other non-natural person could exercise if it were an individual Shareholder.

DEPOSITARY AND CLEARING HOUSES

90.	If a recognised clearing house (or its nominee(s)) or depositary (or its nominee(s)) is a Shareholder of the Company it may, by resolution of its directors or other governing body or by power of attorney, authorise such Person(s) as it thinks fit to act as its representative(s) at any general meeting of the Company or of any class of Shareholders of the Company; provided that, if more than one Person is so authorised, the authorisation shall specify the number and class of shares in respect of which each such Person is so authorised. A Person so authorised pursuant to this Article shall be entitled to exercise the same powers on behalf of the recognised clearing house (or its nominee(s)) or depositary (or its nominee(s)) which such Person represents as that recognised clearing house (or its nominee(s)) or depositary (or its nominee(s)) could exercise if it were an individual Shareholder holding the number and class of shares specified in such authorisation, including the right to vote individually on a show of hands.

SHARES THAT MAY NOT BE VOTED

91.	Treasury Shares and other shares that are owned by the Company (but not by any of its subsidiaries) shall not be voted, directly or indirectly, at any meeting and shall not be counted in determining the total number of outstanding shares at any given time.

DIRECTORS

92.

(a)	Save as provided in this Article, Directors shall be elected by an Ordinary Resolution. Persons proposed by the Board for election at a general meeting of the Company shall be nominated only and after consultation with the nominating and corporate governance committee of the Company formed by the Board (if such committee is established).

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(b)	The number of Directors shall not be more than seven (7) Directors; provided that, at any time and from time to time, the number of Directors may be increased to nine (9) (but not eight (8)) (or reduced to seven (7) (but not eight (8))), as long as the provisions in Articles 92(f) and 94 regarding the removal of Directors are complied with), if and as determined by the holders of a majority of the Class B Ordinary Shares, voting exclusively and as a separate class in a meeting or by written notice served upon the Company signed by or on behalf of the holders of a majority of the Class B Ordinary Shares for the time being in issue. Such appointment or removal shall have immediate effect when the vote is passed or the notice served, or take effect at such later time as may be stated in such resolution or notice.

(c)	The initial composition of the Board shall consist of seven (7) Directors, of which:

(i)	two (2) such Directors shall be appointed by the Sponsor; provided, that at least one (1) out of such Sponsor Directors shall qualify as an Independent Director and shall also be appointed as a member of the Audit Committee, in each case, subject to such individuals not being Excluded Appointees; and

(ii)	the remaining five (5) Directors shall be Founder Directors appointed by the Founder (one of whom shall be Luiz Augusto Chacon de Freitas Filho); provided, that at least two (2) out of such Founder Directors shall qualify as Independent Directors and shall also be appointed as members of the Audit Committee, with each such Director serving for a term of two (2) years.

(d)	Each Director shall hold office until the earlier to occur of:

(i)	the expiration of his or her term of two (2) years;

(ii)	his or her successor having been elected;

(iii)	his or her removal as set out in Article 92(f), Article 93 or Article 94, as applicable; or

(iv)	such time as determined in accordance with Article 113.

(e)	The Board of Directors shall have a Chairperson (the Chairperson) elected and appointed by a majority of the Directors then in office. The Directors may also elect a Co-Chairperson or a Vice-Chairperson of the Board of Directors (the Co-Chairperson). The Chairperson shall preside as chairperson at every meeting of the Board of Directors. To the extent the Chairperson is not present at a meeting of the Board of Directors, the Co-Chairperson, or in the absence of such Co-Chairperson, the attending Directors may choose one Director to be the chairperson of the meeting. The Chairperson’s voting right as to the matters to be decided by the Board of Directors shall be the same as other Directors.

(f)	The Founder Directors shall be nominated, appointed and removed only by the Founder by written notice served upon the Company signed by the Founder. Such appointment or removal by the Founder shall have immediate effect when the notice is served, or take effect at such later time as may be stated in such notice.

(g)	The Founder shall be entitled to nominate a number of designees to the Board by notice in writing to the Company, as set forth below:

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(i)	for so long as the aggregate voting power of Shares held by the Founder continues to be at least twenty five (25%) of the total voting power of all shares, then:

(1)	if the size of the Board is seven (7) Directors, then the Founder shall be entitled to nominate at least five (5) Founder Directors to the Board; provided, that at least two (2) out of such Founder Directors shall qualify as Independent Directors and shall also be appointed as members of the Audit Committee; and

(2)	if the size of the Board is nine (9) Directors, then the Founder shall be entitled to nominate at least six (6) Founder Directors to the Board; provided, that at least one (1) out of such Founder Directors shall qualify as an Independent Director and shall also be appointed as a member of the Audit Committee;

(ii)	for so long as the aggregate voting power of Shares held by the Founder continues to be at least ten percent (10%), but less than twenty five (25%), of the total voting power of all shares, then:

(1)	if the size of the Board is seven (7) Directors, then the Founder shall be entitled to nominate at least two (2) Founder Directors to the Board; provided, that at least one (1) out of such Founder Directors shall qualify as an Independent Director and shall also be appointed as a member of the Audit Committee; and

(2)	if the size of the Board is nine (9) Directors, then the Founder shall be entitled to nominate at least three (3) Founder Directors to the Board; provided, that at least one (1) out of such Founder Directors shall qualify as an Independent Director and shall also be appointed as a member of the Audit Committee; and

(iii)	for so long as the aggregate voting power of Shares held by the Founder continues to be at least five percent (5%), but less than ten percent (10%), of the total voting power of all shares, then:

(1)	if the size of the Board is seven (7) Directors, then the Founder shall be entitled to nominate at least one (1) Founder Director to the Board; and

(2)	if the size of the Board is nine (9) Directors, then the Founder shall be entitled to nominate at least two (2) Founder Directors to the Board; provided, that at least one (1) out of such Founder Directors shall qualify as an Independent Director and shall also be appointed as a member of the Audit Committee.

(h)	For so long as the Sponsor owns at least fifty percent (50%) of the number of Class A Ordinary Shares that XPAC Sponsor LLC owned immediately following the Acquisition Effective Time, as adjusted for share splits, share combinations and similar transactions occurring after the Acquisition Effective Time, the Sponsor shall be entitled to nominate a number of designees to the Board (the Sponsor Directors) by notice in writing to the Company, as set forth below:

(i)	if the size of the Board is seven (7) Directors, then the Sponsor shall be entitled to nominate two (2) Sponsor Directors to the Board; provided, that at least one (1) out of such Sponsor Directors shall qualify as an Independent Director and shall also be appointed as a member of the Audit Committee; and

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(ii)	if the size of the Board is nine (9) Directors, then the Sponsor shall be entitled to nominate three (3) Sponsor Directors to the Board; provided, that at least two (2) out of such Sponsor Directors shall qualify as Independent Directors and shall also be appointed as members of the Audit Committee, subject, in each case, to such individuals not being Excluded Appointees.

(i)	For so long as the Sponsor owns at least twenty five percent (25%) of the number of Class A Ordinary Shares that XPAC Sponsor LLC owned immediately following the Acquisition Effective Time, as adjusted for share splits, share combinations and similar transactions occurring after the Acquisition Effective Time, the Sponsor shall be entitled to nominate a number of Sponsor Directors by notice in writing to the Company, as set forth below:

(i)	if the size of the Board is seven (7) Directors, then the Sponsor shall be entitled to nominate one (1) Sponsor Director to the Board; and

(ii)	if the size of the Board is nine (9) Directors, then the Sponsor shall be entitled to nominate two (2) Sponsor Directors to the Board; provided, that at least one (1) out of such Sponsor Directors shall qualify as an Independent Director and shall also be appointed as a member of the Audit Committee, subject, in each case, to such individuals not being Excluded Appointees.

(j)	In the event that either the Founder or the Sponsor has nominated less than the total number of Director(s) that they are entitled to nominate pursuant to these Articles, the Founder or the Sponsor (as the case may be) shall have the right, at any time, to nominate such additional Director(s) to which they are entitled to nominate pursuant to these Articles, in which case the Founder, the Sponsor and the Company shall take, or cause to be taken, all necessary action to appoint such additional Director(s) so nominated.

(k)	Subject always to the other provisions of this Article 92, any vacancies on the Board shall be filled by the Shareholders by means of an Ordinary Resolution, except for vacancies resulting from the removal, dismissal and/or withdraw of a Founder Director or a Sponsor Director, which shall be filled as set out in Articles 92(f) and 94, respectively. Any such appointment shall be as an interim Director to fill such vacancy until the next annual general meeting of the Company (and such appointment shall terminate at the commencement of the annual general meeting). No Shareholder will be permitted to cumulate votes at any such election of Directors.

93.	Any Director (other than any Founder Director or Sponsor Director) may be removed from office (with or without cause) at any time before the expiration of his or her term by Ordinary Resolution. A vacancy on the Board created by the removal of a Director (other than any Founder Director or a Sponsor Director) under the provisions of this Article 93 above may be filled in accordance with Article 92(k). A Director appointed by the Founder may only be removed from office by the Founder, in each case, in the manner provided in Article 92(f). The Founder shall have the right to appoint and remove Founder Director(s) appointed by it, and appoint replacement Founder Director(s), in each case, as provided in Article 92(f). A Sponsor Director may only be removed from office by the Sponsor as provided in Article 94.

94.	The Sponsor shall have the right to appoint and remove Sponsor Director(s) appointed by it, and appoint replacement Sponsor Director(s). The Sponsor Director(s) shall be nominated, appointed and removed only by the Sponsor by written notice served upon the Company signed by the Sponsor, subject, in each case, to such appointed individuals not being Excluded Appointees. Such appointment or removal by the Sponsor shall have immediate effect when the notice is served, or take effect at such later time as may be stated in such notice. In the event that the Sponsor no longer holds at least twenty five percent (25%) of the number of Class A Ordinary Shares that XPAC Sponsor LLC owned immediately following the Acquisition Effective Time, as adjusted for share splits, share combinations and similar transactions occurring after the Acquisition Effective Time, any then-serving Sponsor Director(s) shall immediately tender his or her resignation from the Board.

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95.	The Board may, from time to time, and except as required by applicable law or the listing rules of the Designated Stock Exchange where the Company’s securities are traded, adopt, institute, amend, modify or revoke the corporate governance policies or initiatives, which shall be intended to set forth the policies of the Company and the Board on various corporate governance related matters as the Board shall determine by resolution from time to time.

96.	A Director shall not be required to hold any shares in the Company by way of qualification. A Director who is not a Shareholder of the Company shall nevertheless be entitled to receive notice of and to attend and speak at general meetings of the Company and all classes of shares of the Company.

97.	For so long as Temasek shall continue to hold at least five percent (5%) of the total number of the Class A Ordinary Shares and Class B Ordinary Shares then in issue, Temasek shall have the right to designate one (1) observer at any and all meetings of the Board (but, for the avoidance of doubt, such observers will not be entitled to attend any meetings of any committees thereof except to the extent invited by such committee), in Temasek’s sole discretion. Such observer shall be entitled to receive all notices and materials provided to Directors, and have the same access and information rights as a Director; provided, that such observer shall not be entitled to receive any notices, materials, information or access to the extent that the Board determines that providing such notices, materials, information or access, as applicable, would result in the waiver of any applicable privilege. Such observer may speak at any meetings of the Board but will not have voting rights or fiduciary obligations to the Company, its subsidiaries or their equity holders, except that such observer shall be required to execute a confidentiality undertaking, reasonably acceptable to the Company, pursuant to which such observer agrees to hold in confidence and trust all information received by such observer in his or her capacity as such; provided that any such confidentiality undertaking will permit the observer to share any information deemed confidential thereunder with Temasek and any of its officers, directors, employees, accountants, consultants, legal counsel, agents and other representatives, provided that Temasek and any such representatives agree to be bound by confidentiality to the extent of any confidential information so shared.

DIRECTORS’ FEES AND EXPENSES

98.	The Directors may receive such remuneration as the Board may from time to time determine. The Directors may be entitled to be repaid all travelling, hotel and incidental expenses reasonably incurred or expected to be incurred by such Director in attending meetings of the Board or committees of the Board or general meetings or separate meetings of any class of shares or of debentures of the Company or otherwise in connection with the discharge of such Director’s duties as a Director.

99.	Any Director who, by request, goes or resides abroad for any purpose of the Company or who performs services which in the opinion of the Board go beyond the ordinary duties of a Director may be paid such extra remuneration (whether by way of salary, commission, participation in profits or otherwise) as the Board may determine and such extra remuneration shall be in addition to or in substitution for any ordinary remuneration provided for by or pursuant to any other Article.

ALTERNATE DIRECTORS

100.	Any Director may in writing appoint another individual to be such Director’s alternate to act in the place of such Director at any meeting of the Directors at which such Director is unable to be present. Every such alternate shall be entitled to notice of meetings of the Directors and to attend and vote thereat as a Director when the Director appointing such alternate is not personally present and, where such alternate is a Director, to have a separate vote on behalf of the Director such alternate is representing in addition to such Director’s own vote. A Director may at any time in writing revoke the appointment of an alternate appointed by such Director. Such alternate shall be deemed for all purposes to be a Director and shall not be deemed to be the agent of the Director appointing such alternate. An alternate Director shall cease to be an alternate Director if the appointor of such alternate Director ceases to be a Director.

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101.	Any Director may appoint any individual, whether or not a Director, to be the proxy of that Director to attend and vote on behalf of such Director, in accordance with instructions given by that Director, or in the absence of such instructions at the discretion of the proxy, at a meeting or meetings of the Directors which that Director is unable to attend personally. The instrument appointing the proxy shall be in writing under the hand of the appointing Director and shall be in any usual or common form or such other form as the Directors may approve, and must be lodged with the chairperson of the meeting at which such proxy is to be used, or first used, prior to the commencement of the meeting.

POWERS AND DUTIES OF DIRECTORS

102.	Subject to the provisions of the Companies Act, these Articles and to any resolutions made in a general meeting, the business of the Company shall be managed by the Directors, who may pay all expenses incurred in setting up and registering the Company and may exercise all powers of the Company. No resolution made by the Shareholders in a general meeting shall invalidate any prior act of the Directors that would have been valid if that resolution had not been made.

103.	Subject to these Articles, the Directors may from time to time appoint any individual, whether or not a Director of the Company, to hold such office in the Company as the Directors may think necessary for the administration of the Company, including without prejudice to the foregoing generality and by way of example only, the office of the Chief Executive Officer, Chief Operating Officer, Chief Financial Officer, one or more Vice Presidents, Managers or Controllers, and for such term and at such remuneration (whether by way of salary or commission or participation in profits or partly in one way and partly in another), and with such powers and duties as the Directors may think fit. An officer of the Company may be removed by resolution of the Board of Directors. The Directors may also appoint one or more of their body (but not an alternate Director) to the office of managing Director upon like terms, but any such appointment shall ipso facto determine if any managing Director ceases from any cause to be a Director.

104.	The Directors may from time to time and at any time by power of attorney appoint any Person, whether nominated directly or indirectly by the Directors, to be the attorney or attorneys of the Company for such purposes and with such powers, authorities and discretion (not exceeding those vested in or exercisable by the Directors under these Articles) and for such period and subject to such conditions as they may think fit, and any such power of attorney may contain such provisions for the protection and convenience of Persons dealing with any such attorney as the Directors may think fit, and may also authorise any such attorney to delegate all or any of the powers, authorities and discretion vested in such Director.

105.	The Directors may from time to time provide for the management of the affairs of the Company in such manner as they shall think fit and the provisions contained in the following paragraphs shall be without prejudice to the general powers conferred by this paragraph.

106.	The Directors from time to time and at any time may establish any committees (including, without limitation, an Audit Committee), local boards or agencies for managing any of the affairs of the Company and, subject to the following sentence, may appoint any Persons to be members of such committees, local boards or agencies, and may appoint any managers or agents of the Company and may fix the remuneration of any of the aforesaid.

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107.	Without limiting the generality of Article 106, the Board shall establish immediately a permanent Audit Committee, and in addition to the powers determined by written charter and as the Board may delegate pursuant to Article 106, it shall delegate those powers as required by the rules of the Designated Stock Exchange or applicable law. The Audit Committee shall consist of such number of directors as the Board shall from time to time determine (and at least such minimum number as may be required from time to time by any Designated Stock Exchange).

108.	The Audit Committee shall be made up of such number of Independent Directors as is required from time to time by the listing rules of the Designated Stock Exchange or otherwise required by applicable law. At least one (1) member of the Audit Committee will be an audit committee financial expert as determined by the rules adopted by the Designated Stock Exchange. Such financial expert shall have past employment experience in finance or accounting, requisite professional certification in accounting, or any other comparable experience or background which results in the individual’s financial sophistication.

109.	The Board of Directors shall consider, in good faith, all reasonable recommendations in writing made by the Audit Committee to the Board of Directors. The Board of Directors shall, after consultation with the Auditor, reasonably justify in writing the reasons for not following a written recommendation of the Audit Committee.

110.	Subject to applicable law and the listing rules of any Designated Stock Exchange, the Directors from time to time and at any time may delegate to any such committee, local board or agency any of the powers, authorities and discretions for the time being vested in the Directors, and may authorise the members for the time being of any such local board, or any of them, to fill up any vacancies therein and to act notwithstanding vacancies, and any such appointment or delegation may be made on such terms and subject to such conditions as the Directors may think fit and the Directors may at any time remove any Person so appointed and may annul or vary any such delegation, but no Person dealing in good faith and without notice of any such annulment or variation shall be affected thereby. Any committee, local board or agency so formed shall in the exercise of the powers so delegated conform to any regulations that may be imposed on it by the Directors.

111.	Any such delegates as aforesaid may be authorised by the Directors to sub-delegate all or any of the powers, authorities, and discretions for the time being vested to them.

112.	The Directors may exercise all the powers of the Company to borrow money and to mortgage or charge its undertaking, property and uncalled capital or any part thereof, to issue debentures, debenture stock and other securities whenever money is borrowed or as security for any debt, liability or obligation of the Company or of any third party.

VACATION OF OFFICE OF DIRECTOR

113.	Notwithstanding anything in these Articles, the office of any Director shall be vacated if:

(a)	such Director becomes prohibited by applicable law from being a Director;

(b)	such Director dies, becomes bankrupt or makes any arrangement or composition with such Director’s creditors generally;

(c)	a licensed medical practitioner who has evaluated that Director gives a written opinion to the Company stating such Director has become physically or mentally incapable of acting as a Director and may remain so for more than three (3) months;

(d)	such Director resigns his or her office by notice in writing to the Company;

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(e)	such Director has for more than six (6) months been absent without permission of the Directors from meetings of Directors held during that period and the remaining Directors resolve that his or her office be vacated; or

(f)	such Director shall be removed from office pursuant to Article 93 (or Article 92(f) in the case of a Founder Director and Article 94 in the case of a Sponsor Director).

PROCEEDINGS OF DIRECTORS

114.	The Directors may meet together (whether within or outside the Cayman Islands) for the dispatch of business, adjourn and otherwise regulate their meetings and proceedings as they think fit.

115.	A Director or alternate Director may, and another officer of the Company on the direction of a Director or alternate Director shall, call a meeting of the Directors as provided for in Article 112.

116.

(a)	At least five (5) Business Days’ notice shall be given to all Directors and their respective alternates (if any) for a Board meeting; provided that such notice period may be reduced or waived with the consent of all the Directors or their respective alternates (if any). The applicable notice period under this Article 116(a) for the applicable meeting of the Board shall be referred to as the Notice Period.

(b)	An agenda identifying in reasonable detail the issues to be considered by the Directors at any such meeting and copies (in printed or electronic form) of any relevant papers to be discussed at the meeting together with all relevant information shall be provided to and received by all Directors and their alternates (if any) within the Notice Period. The agenda for each meeting shall include any matter submitted to the Company by any Director within the Notice Period.

117.	A Director or Directors may participate in any meeting of the Board of Directors, or of any committee appointed by the Board of Directors of which such Director or Directors are members, by means of conference telephone, video conference or similar communication equipment by way of which all Persons participating in such meeting can communicate with each other and such participation shall be deemed to constitute presence in person at the meeting.

118.	The quorum necessary for the transaction of the business of the Directors may be fixed by the Directors and unless so fixed shall be a majority of the Directors then in office, provided that a Director and such Director’s appointed alternate Director shall be considered only one person for this purpose.

119.	If a quorum is not present at a Board meeting within thirty (30) minutes following the time appointed for such Board meeting, the relevant meeting shall be adjourned for a period of at least three (3) Business Days and the presence of any two (2) Directors shall constitute a quorum at such adjourned meeting, provided that for so long as the aggregate voting power of Shares held by the Founder continues to be at least twenty five percent (25%) of the total voting power of all shares, such quorum shall be required to include at least one (1) Founder Director. A meeting of the Directors at which a quorum is present when the meeting proceeds to business shall be competent to exercise all powers and discretions for the time being exercisable by the Directors.

120.	Questions arising at any meeting of the Directors shall be decided by a majority of votes and each Director shall be entitled to one (1) vote in deciding matters deliberated at any meeting of the Directors.

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121.	The Directors shall cause minutes to be made in books or electronic records provided for the purpose of recording:

(a)	all appointments of officers made by the Directors;

(b)	the names of the Directors present at each meeting of the Directors and of any committee of the Directors; and

(c)	all resolutions and proceedings at all meetings of the Company, and of the Directors and of committees of Directors.

122.	When the chairperson of a meeting of the Directors signs the minutes of such meeting, the same shall be deemed to have been duly held notwithstanding that all the Directors have not actually come together or that there may have been a technical defect in the proceedings.

123.	A resolution signed by all the Directors (or all the members of a committee of the Directors) shall be as valid and effectual as if it had been passed at a meeting of the Directors (or such committee of the Directors) duly called and constituted. Such resolution may consist of several counterparts in like form each signed by one or more of the Directors. Unless otherwise provided by its terms, such a resolution shall be effective from the date and time of the last signature.

124.	The continuing Directors may act, notwithstanding any vacancy in their body, but if their number is reduced below the number fixed pursuant to these Articles as the necessary quorum of Directors, then the continuing Directors may act only to summon a general meeting of the Company, but for no other purpose.

125.	A committee appointed by the Directors may elect a chairperson of its meetings. If no such chairperson is elected, or if at any meeting the chairperson is not present within five minutes after the time appointed for holding the same, the members present may choose one of their number to be chairperson of the meeting.

126.	A committee appointed by the Directors may meet and adjourn as it thinks proper. Questions arising at any meeting shall be determined by a majority of votes of the committee members present and in the case of an equality of votes the chairperson of the committee shall have a second or casting vote.

127.	All acts done by any meeting of the Directors or of a committee of Directors, or by any individual acting as a Director, shall notwithstanding that it be afterwards discovered that there was some defect in the appointment of any such Director or individual acting as aforesaid, or that they or any of them were disqualified, be as valid as if every such individual had been duly appointed and was qualified to be a Director.

PRESUMPTION OF ASSENT

128.	A Director who is present at a meeting of the Board of Directors at which action on any Company matter is taken shall be presumed to have assented to the action taken unless the dissent of such Director shall be entered in the minutes of the meeting or unless such Director shall file their written dissent from such action with the individual acting as the chairperson or secretary of the meeting before the adjournment thereof or shall forward such dissent by registered post to such individual immediately after the adjournment of the meeting. Such right to dissent shall not apply to a Director who voted in favour of such action.

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DIRECTORS’ INTERESTS

129.	Subject to applicable laws and the listing rules of any Designated Stock Exchange:

(a)	A Director or alternate Director may hold any other office or place of profit under the Company (other than the office of the Auditor) in conjunction with such Director’s or alternate Director’s office of Director for such period and on such terms as to remuneration and otherwise as the Directors may determine.

(b)	A Director or alternate Director may act by itself or by, through or on behalf of its firm in a professional capacity for the Company and such Director or such Director’s firm shall be entitled to remuneration for professional services as if such Director were not a Director or alternate Director; provided that any such Director shall comply with all conflict of interest policies approved by the Board; provided, further, that nothing herein contained shall authorise a Director or such Director’s firm to act as Auditor to the Company.

(c)	A Director or alternate Director may be or become a director or other officer of or otherwise interested in any company promoted by the Company or in which the Company may be interested as a shareholder, a contracting party or otherwise, and no such Director or alternate Director shall be accountable to the Company for any remuneration or other benefits received by such Director or alternate Director as a director or officer of, or the interest of such Director or alternate Director in, such other company.

(d)	No individual shall be disqualified from the office of Director or alternate Director or prevented by such office from contracting with the Company, either as vendor, purchaser or otherwise, nor shall any such contract or any contract or transaction entered into by or on behalf of the Company in which any Director or alternate Director shall be in any way interested be or be liable to be avoided, nor shall any Director or alternate Director so contracting or being so interested be liable to account to the Company for any profit realised by or arising in connection with any such contract or transaction by reason of such Director or alternate Director holding office or of the fiduciary relationship thereby established. A Director (or such Director’s alternate Director in their absence) shall be at liberty to vote in respect of any contract or transaction in which such Director is interested; provided that any such Director shall comply with all conflict of interest policies approved by the Board; provided, further, that the nature of the interest of any Director or alternate Director in any such contract or transaction shall be disclosed by such Director or alternate Director at or prior to its consideration and any vote thereon.

(e)	A Director or alternate Director who is in any way, whether directly or indirectly, interested in a contract or proposed contract with the Company shall declare the nature of the interest of such Director or alternate Director at a meeting of the Directors and shall comply with all conflict of interest policies approved by the Board. A general notice that a Director or alternate Director is a shareholder, director, officer or employee of any specified firm or company and is to be regarded as interested in any transaction with such firm or company shall be sufficient disclosure for the purposes of voting on a resolution in respect of a contract or transaction in which such Director or alternate Director has an interest and such Director or alternate Director may be counted in the quorum, and after such general notice it shall not be necessary to give special notice relating to any particular transaction.

(f)	Notwithstanding the foregoing, no Independent Director (as defined herein) and which the Board has determined constitutes an Independent Director for purposes of compliance with applicable law or the listing rules of the Designated Stock Exchange, shall without the consent of the Audit Committee enter into any contract or transaction in which such Independent Director shall be in any way interested, or take any other action that would reasonably be likely to affect such Director’s status as an Independent Director of the Company.

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DIVIDENDS, DISTRIBUTIONS AND RESERVE

130.	Subject to any rights and restrictions for the time being attached to any class or classes of shares and these Articles, the Directors may from time to time declare dividends (including interim dividends) and other distributions on shares in issue and authorise payment of the same out of the funds of the Company lawfully available therefor.

131.	Subject to any rights and restrictions for the time being attached to any class or classes of shares and these Articles, the Company by Ordinary Resolution may declare dividends, but no dividend shall exceed the amount recommended by the Directors.

132.	The Directors may, before recommending or declaring any dividend, set aside out of the funds legally available for distribution such sums as they think proper as a reserve or reserves which shall, at the discretion of the Directors, be applicable for meeting contingencies, or for equalising dividends or for any other purpose to which those funds may be properly applied and pending such application may, at the like discretion, either be employed in the business of the Company or be invested in such investments (other than shares of the Company) as the Directors may from time to time think fit.

133.	Any dividend may be paid in accordance with the listing rules of the Designated Stock Exchange to the registered Shareholder entitled thereto, or in the case of joint holders, to any one of such joint holders.

134.	The Directors when paying dividends to the Shareholders in accordance with the foregoing provisions may make such payment either in cash or in specie; provided that no dividend shall be made in specie on any Class A Ordinary Shares unless a dividend in specie in equal proportion is made on the Class B Ordinary Shares. In the event that a dividend or other distribution is paid by the issue of Class A Ordinary Shares or Class B Ordinary Shares or rights to acquire Class A Ordinary Shares or Class B Ordinary Shares (i) holders of Class A Ordinary Shares shall receive Class A Ordinary Shares or rights to acquire Class A Ordinary Shares, as the case may be; and (ii) holders of Class B Ordinary Shares shall receive Class B Ordinary Shares or rights to acquire Class B Ordinary Shares, as the case may be.

135.	No dividend shall be paid otherwise than out of profits or, subject to the requirements of the Companies Act and listing rules of the Designated Stock Exchange, the share premium account.

136.	Subject to the rights of Persons, if any, entitled to shares with special rights as to dividends, all dividends shall be declared and paid according to the amounts paid or credited as fully paid on the shares, but if and so long as nothing is paid up on any of the shares in the Company dividends may be declared and paid according to the amounts of the shares. No amount paid on a share in advance of calls shall, while carrying interest, be treated for the purposes of this Article as paid on the share.

137.	If several Persons are registered as joint holders of any share, any of them may give effectual receipts for any dividend or other monies payable on or in respect of the share.

138.	No dividend shall bear interest against the Company.

139.	Any dividend or other distribution which cannot be paid to a Shareholder and/or which remains unclaimed after six months from the date on which such dividend or other distribution becomes payable may, in the discretion of the Directors, be paid into a separate account in the Company’s name, provided that the Company shall not be constituted as a trustee in respect of that account and the dividend or other distribution shall remain as a debt due to the Shareholder. Any dividend or other distribution which remains unclaimed after a period of six years from the date on which such dividend or other distribution becomes payable shall be forfeited and shall revert to the Company.

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BOOK OF ACCOUNTS

140.	The Directors shall cause proper books of account (including, where applicable, material underlying documentation including contracts and invoices) to be kept with respect to all sums of money received and expended by the Company and the matters in respect of which the receipt or expenditure takes place, all sales and purchases of goods by the Company and the assets and liabilities of the Company. Such books of account must be retained for a minimum period of five years from the date on which they are prepared. Proper books shall not be deemed to be kept if there are not kept such books of account as are necessary to give a true and fair view of the state of the Company’s affairs and to explain its transactions.

141.	The Directors shall determine whether and to what extent and at what times and places and under what conditions or regulations the accounts and books of the Company or any of them shall be open to the inspection of Shareholders not being Directors and no Shareholder (not being a Director) shall have any right of inspecting any account or book or document of the Company except as conferred by Statutes or authorised by the Directors or by the Shareholders in a general meeting.

142.	The Directors may cause to be prepared and to be laid before the Company in general meeting profit and loss accounts, balance sheets, group accounts (if any) and such other reports and accounts as may be required by law and the listing rules of the Designated Stock Exchange.

143.	Subject to the requirements of applicable law and the listing rules of the Designated Stock Exchange, the accounts relating to the Company’s affairs shall be audited with such financial year end as set forth in Article 167 and in such manner as may be determined from time to time by the Company by Ordinary Resolution or failing any such determination by the Directors or failing any determination as aforesaid shall not be audited.

ANNUAL RETURNS AND FILINGS

144.	The Board shall make the requisite annual returns and any other requisite filings in accordance with the Companies Act.

AUDIT

145.	The Directors, having sought and considered the recommendations of the Audit Committee, may appoint an independent auditor of the Company who shall hold office until removed from office by a resolution of the Directors and may fix the remuneration of such independent auditor (the Auditor). The appointment of and provisions relating to the Auditor's appointment shall be in accordance with applicable law and the listing rules of the Designated Stock Exchange.

146.	Every Auditor of the Company shall have a right of access at all times to the books and accounts and vouchers of the Company and shall be entitled to require from the Directors and officers of the Company such information and explanation as may be necessary for the performance of the duties of auditors.

147.	Auditors shall, if so required by the Directors, make a report on the accounts of the Company during their tenure of office at the next annual general meeting following their appointment in the case of a company which is registered with the Registrar of Companies as an ordinary company, and at the next special meeting following their appointment in the case of a company which is registered with the Registrar of Companies as an exempted company, and at any time during their term of office, upon request of the Directors at any general meeting of the Shareholders.

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THE SEAL

148.	The Seal of the Company shall not be affixed to any instrument except by the authority of a resolution of the Board of Directors; provided always that such authority may be given prior to or after the affixing of the Seal and if given after may be in general form confirming a number of affixings of the Seal. The Seal shall be affixed in the presence of any one or more individuals as the Directors may appoint for the purpose, and every individual as aforesaid shall sign every instrument to which the Seal of the Company is so affixed in their presence.

149.	The Company may maintain a facsimile of its Seal in such countries or places as the Directors may appoint, and such facsimile Seal shall not be affixed to any instrument except by the authority of a resolution of the Board of Directors; provided always that such authority may be given prior to or after the affixing of such facsimile Seal and if given after may be in general form confirming a number of affixings of such facsimile Seal. The facsimile Seal shall be affixed in the presence of such individual or individuals as the Directors may for this purpose appoint, and such individual or individuals as aforesaid shall sign every instrument to which the facsimile Seal of the Company is so affixed in their presence.

150.	Notwithstanding the foregoing, a Director shall have the authority to affix the Seal, or the facsimile Seal, to any instrument for the purposes of attesting authenticity of the matter contained therein but which does not create any obligation binding on the Company.

OFFICERS

151.	Subject to Article 103, the Company may have a Chief Executive Officer, Chief Operating Officer, Chief Financial Officer, one or more Vice Presidents, Managers or Controllers, each appointed by the Directors. The Directors may also from time to time appoint such other officers as they consider necessary, all for such terms, at such remuneration and to perform such duties, and subject to such provisions as to disqualification and removal as the Directors from time to time determine.

CAPITALISATION OF PROFITS

152.	Subject to the Companies Act and these Articles, the Board may, with the authority of an Ordinary Resolution:

(a)	resolve to capitalise any amount standing to the credit of reserves (including a share premium account, capital redemption reserve and profit and loss account) or otherwise available for distribution;

(b)	appropriate the sum resolved to be capitalised to the Shareholders in the proportions in which such sum would have been divisible amongst such Shareholders had the same been a distribution of profits by way of dividend or other distribution, and apply that sum on their behalf in or towards:

(i)	paying up the amounts (if any) for the time being unpaid on shares held by them respectively; or

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(ii)	paying up in full unissued shares or debentures of a nominal amount equal to that sum,

and allot the shares or debentures, credited as fully paid, to the Shareholders (or as they may direct) in those proportions, or partly in one way and partly in the other, but the share premium account, the capital redemption reserve and profits which are not available for distribution may, for the purposes of this Article, only be applied in paying up unissued shares to be allotted to Shareholders credited as fully paid;

(c)	make any arrangements it thinks fit to resolve a difficulty arising in the distribution of a capitalised reserve and in particular, without limitation, where shares or debentures become distributable in fractions the Board may deal with the fractions as it thinks fit (including provisions whereby the benefit of fractional entitlements accrue to the Company rather than to the Shareholders concerned);

(d)	authorise a Person to enter (on behalf of all the Shareholders concerned) an agreement with the Company providing for either:

(i)	the allotment to the Shareholders respectively, credited as fully paid, of shares or debentures to which they may be entitled on the capitalisation, or

(ii)	the payment by the Company on behalf of the Shareholders (by the application of their respective operations of the reserves resolved to be capitalised) of the amounts or part of the amounts remaining unpaid on their existing shares, an agreement made under the authority being effective and binding on all those Shareholders; and

(e)	generally do all acts and things required to give effect to the resolution.

NOTICES

153.	Except as otherwise provided in these Articles and subject to the rules of any Designated Stock Exchange, any notice shall be in writing and may be given by the Company to any Shareholder either personally or by sending it by courier, post, fax, or e-mail to such Shareholder or to the address of such Shareholder as shown in the Register of Members (or where the notice is given by e-mail by sending it to the e-mail address provided by such Shareholder), by placing it on the Company’s Website or by publicly filing or furnishing such notice to the Securities and Exchange Commission. In the case of joint holders of a share, all notices shall be given to that one of the joint holders whose name stands first in the Register of Members in respect of the joint holding, and notice so given shall be sufficient notice to all the joint holders.

154.	Notices posted to addresses outside the Cayman Islands shall be forwarded by prepaid airmail.

155.	Any Shareholder present, either personally or by proxy, at any meeting of the Company shall for all purposes be deemed to have received due notice of such meeting and, where requisite, of the purposes for which such meeting was convened.

156.	In respect of any notice or other document, if served by:

(a)	post, service of the notice shall be deemed to have been served five calendar days after the time when the letter containing the same is posted (in proving such service it shall be sufficient to prove that the letter containing the notice or document was properly addressed and duly posted);

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(b)	fax, service of the notice shall be deemed to be effected by properly addressing and sending such notice and shall be deemed to have been received on the same day that it was transmitted;

(c)	recognised courier service, service of the notice shall be deemed to have been served 48 hours after the time when the letter containing the same is delivered to the courier service and in proving such service it shall be sufficient to prove that the letter containing the notice or documents was properly addressed and duly delivered to the courier;

(d)	e-mail, service of the notice shall be deemed to be effected by transmitting the e-mail to the e-mail address provided by the intended recipient and shall be deemed to have been received on the same day that it was sent, and it shall not be necessary for the receipt of the e-mail to be acknowledged by the recipient; or

(e)	placing it on the Company's Website or by publicly filing or furnishing such notice to the Securities and Exchange Commission such that it may be accessed by members of the public generally, service of the notice shall be deemed to be effected by making the notice available to and accessible by Shareholders generally on the Company's Website or by publicly filing or furnishing such notice with or to the Securities and Exchange Commission such that it may be accessed by members of the public generally, and shall be deemed to have been received on the same day that it was first made available to Shareholders generally on the Company's Website or publicly accessible from the Securities and Exchange Commission.

157.	Any notice or document delivered or sent to any Shareholder in accordance with the terms of these Articles shall notwithstanding that such Shareholder be then dead or bankrupt, and whether or not the Company has notice of the death or bankruptcy of such Shareholder, be deemed to have been duly served in respect of any share registered in the name of such Shareholder as sole or joint holder, unless the name of such Shareholder shall at the time of the service of the notice or document, have been removed from the Register of Members as the holder of the share, and such service shall for all purposes be deemed a sufficient service of such notice or document on all Persons interested (whether jointly with or as claiming through or under such Shareholder) in the share.

158.	Notice of every general meeting shall be given to:

(a)	all Shareholders who have supplied to the Company an address for the giving of notices to them;

(b)	every Person entitled to a share in consequence of the death or bankruptcy of a Shareholder, who but for the death or bankruptcy of such Person would be entitled to receive notice of the meeting; and

(c)	each Director and alternate Director,

and no other Person shall be entitled to receive notices of general meetings.

INFORMATION

159.	No Shareholder shall be entitled to require discovery of any information in respect of any detail of the Company’s trading or any information which is or may be in the nature of a trade secret or secret process which may relate to the conduct of the business of the Company and which in the opinion of the Board would not be in the interests of the Shareholders of the Company to communicate to the public.

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160.	The Board shall be entitled to release or disclose any information in its possession, custody or control regarding the Company or its affairs to any of its members including, without limitation, information contained in the Register of Members and transfer books of the Company.

INDEMNITY

161.	To the maximum extent permitted by Cayman Islands law, every Director and officer of the Company and every former Director and officer of the Company for the time being and from time to time and the personal representatives thereof (each an Indemnified Person) shall be indemnified and secured harmless out of the assets and funds of the Company against all actions, proceedings, costs, charges, expenses, losses, damages, liabilities, judgments, fines, settlements and other amounts (including reasonable attorneys’ fees and expenses and amounts paid in settlement and costs of investigation (collectively Losses) incurred or sustained by such Indemnified Person, otherwise than by reason of such Indemnified Person’s own wilful default or fraud, in or about the conduct of the Company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of the duties, powers, authorities or discretions of such Indemnified Person, including without prejudice to the generality of the foregoing, any Losses incurred by such Indemnified Person in defending or investigating (whether successfully or otherwise) any civil, criminal, investigative and administrative proceedings concerning or in any way related to the Company or its affairs in any court whether in the Cayman Islands or elsewhere. No Person shall be found to have committed fraud or wilful default under this Article unless or until a court of competent jurisdiction shall have made a finding to that effect, and such finding shall have become final and non-appealable.

162.	Such Losses incurred in defending or investigating any such proceeding shall be paid by the Company as they are incurred upon receipt, in each case, of an undertaking by or on behalf of the Indemnified Person to repay such amounts if it is ultimately determined by a non-appealable order of a court of competent jurisdiction that such Indemnified Person is not entitled to indemnification hereunder with respect thereto.

163.	No such Indemnified Person shall be liable (i) for the acts, receipts, neglects, defaults or omissions of any other Director or officer or agent of the Company or (ii) by reason of such Indemnified Person having joined in any receipt for money not received by such Indemnified Person personally or in any other act to which he was not a direct party for conformity or (iii) for any loss on account of defect of title to any property of the Company or (iv) on account of the insufficiency of any security in or upon which any money of the Company shall be invested or (v) for any loss incurred through any bank, broker or other agent or any other party with whom any of the Company’s property may be deposited or (vi) for any loss, damage or misfortune whatsoever which may happen in or arise from the execution or discharge of the duties, powers, authorities or discretions of such Indemnified Person’s office or in relation thereto or (vii) for any loss occasioned by any negligence, default, breach of duty, breach of trust, error of judgement or oversight on such Indemnified Person’s part, unless such Indemnified Person has acted with wilful default or through fraud.

164.	The Company hereby acknowledges that certain Indemnified Persons may have certain rights to indemnification, advancement of expenses or insurance from or against (other than directors’ and officers’ or similar insurance obtained or maintained by or on behalf of the Company or any of its subsidiaries, including any such insurance obtained or maintained pursuant to Article 165 hereof) Other Indemnitors. The Company hereby agrees that: (i) it is the indemnitor of first resort (i.e., its obligations to an Indemnified Person are primary and any obligation of any Other Indemnitors to advance expenses or to provide indemnification for the same expenses or liabilities incurred by such Indemnified Person are secondary); (ii) it shall be required to advance the full amount of expenses incurred by an Indemnified Person and shall be liable for the full amount of all Losses to the extent legally permitted and as required by the terms of these Articles (or any other agreement between the Company and an Indemnified Person) without regard to any rights an Indemnified Person may have against any Other Indemnitors; and (iii) it irrevocably waives, relinquishes and releases any Other Indemnitors from any and all claims against the Other Indemnitors for contribution, subrogation or any other recovery of any kind in respect thereof. The Company further agrees that no advancement or payment by any Other Indemnitors on behalf of an Indemnified Person with respect to any claim for which such Indemnified Person has sought indemnification from the Company shall affect the foregoing, and without prejudice to Article 166 below, Other Indemnitors shall have a right of contribution or be subrogated to the extent of such advancement or payment to all of the rights of recovery of such Indemnified Person against the Company. For the avoidance of doubt, no Person or entity providing Directors’ or officers’ or similar insurance obtained or maintained by or on behalf of the Company or any of its subsidiaries, including any Person providing such insurance obtained or maintained pursuant to Article 165 hereof, shall be an Other Indemnitor.

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165.	The Directors may exercise all the powers of the Company to purchase and maintain insurance for the benefit of any Director or other officer of the Company against any liability which, by virtue of any rule of law, would otherwise attach to such Person in respect of any negligence, default, breach of fiduciary or other duty or breach of trust of which such Person may be guilty in relation to the Company.

CLAIMS AGAINST THE COMPANY

166.	Notwithstanding Article 160, unless otherwise determined by a majority of the Board, in the event that (i) any Shareholder (the Claiming Party) initiates or asserts any claim or counterclaim (a Claim) or joins, offers substantial assistance to or has a direct financial interest in any Claim against the Company and (ii) the Claiming Party (or the third party that received substantial assistance from the Claiming Party or in whose Claim the Claiming Party had a direct financial interest) does not obtain a judgment on the merits in which the Claiming Party prevails, then, to the fullest extent permissible by law, each Claiming Party shall be obligated jointly and severally to reimburse the Company for all fees, costs and expenses (including, but not limited to, all reasonable attorneys’ fees and other litigation expenses) that the Company may incur in connection with such Claim.

FINANCIAL YEAR

167.	Unless the Directors otherwise prescribe, the financial year of the Company shall end on December 31st in each year and shall begin on January 1st in each year.

WINDING UP

168.	If the Company shall be wound up, the liquidator shall apply the assets of the Company in satisfaction of creditors’ claims in such manner and order as such liquidator thinks fit. Subject to the rights attaching to any shares, in a winding up:

(a)	if the assets available for distribution amongst the Shareholders shall be insufficient to repay the whole of the Company’s issued share capital, such assets shall be distributed so that, as nearly as may be, the losses shall be borne by the Shareholders in proportion to the par value of the shares held by them; or

(b)	if the assets available for distribution amongst the Shareholders shall be more than sufficient to repay the whole of the Company’s issued share capital at the commencement of the winding up, the surplus shall be distributed amongst the Shareholders in proportion to the par value of the shares held by them at the commencement of the winding up subject to a deduction from those shares in respect of which there are monies due, of all monies payable to the Company for unpaid calls or otherwise.

169.	If the Company shall be wound up, the liquidator may, subject to the rights attaching to any shares and with the approval of a Special Resolution and any other approval required by the Statutes, divide amongst the Shareholders in kind the whole or any part of the assets of the Company (whether such assets shall consist of property of the same kind or not) and may for that purpose value any assets and determine how the division shall be carried out as between the Shareholders or different classes of Shareholders. The liquidator may, with the like approval, vest the whole or any part of such assets in trustees upon such trusts for the benefit of the Shareholders as the liquidator, with the like approval, shall think fit, but so that no Shareholder shall be compelled to accept any asset upon which there is a liability.

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AMENDMENT OF MEMORANDUM AND ARTICLES OF ASSOCIATION AND NAME OF COMPANY

170.	The Company may at any time and from time to time by Special Resolution alter or amend these Articles or the Memorandum, in whole or in part, or change the name of the Company.

REGISTRATION BY WAY OF CONTINUATION

171.	The Company may by Special Resolution resolve to be registered by way of continuation in a jurisdiction outside the Cayman Islands or such other jurisdiction in which it is for the time being incorporated, registered or existing. In furtherance of a resolution adopted pursuant to this Article, the Directors may cause an application to be made to the Registrar of Companies to deregister the Company in the Cayman Islands or such other jurisdiction in which it is for the time being incorporated, registered or existing and may cause all such further steps as they consider appropriate to be taken to effect the transfer by way of continuation of the Company.

MERGERS AND CONSOLIDATIONS

172.	Subject to the rules of any Designated Stock Exchange, the Company shall have the power to merge or consolidate with one or more other constituent companies (as defined in the Companies Act) upon such terms as the Directors may determine and (to the extent required by the Companies Act or these Articles) with the approval of a Special Resolution.

173.	For the avoidance of doubt (a) mergers and consolidations have the specific meaning as set out in Companies Act, (b) no additional requirements are imposed by the Articles, and (c) transactions which are not deemed by the Directors, in their sole discretion following due deliberations and advice, to be a merger or consolidation as set out in the Companies Act, do not require a Special Resolution and may be carried out by the Company with the approval of Directors and shall not (unless otherwise set out in these Articles or the Act) require separate Shareholder approval.

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Exhibit K

Form of Articles of the Newco Surviving Entity

[Exhibit K has been omitted in accordance with Item 601(b)(2) of Regulation S-K. XPAC agrees to furnish supplementally a copy of Exhibit K to the SEC upon its request.]

Exhibit L

Form of Lock-up Agreement

[Exhibit L has been omitted in accordance with Item 601(b)(2) of Regulation S-K. XPAC agrees to furnish supplementally a copy of Exhibit L to the SEC upon its request. Note that Exhibit L was included as Exhibit 10.3 to the Current Report on From 8-K filed with the SEC on April 25, 2022.]

Exhibit M

Form of Investment Agreement

[Exhibit M has been omitted in accordance with Item 601(b)(2) of Regulation S-K. XPAC agrees to furnish supplementally a copy of Exhibit M to the SEC upon its request. Note that Exhibit M was included as Exhibit 10.4 to the Current Report on From 8-K filed with the SEC on April 25, 2022.]

Schedule

XPAC Disclosure Letter

[Schedule—XPAC Disclosure Letter has been omitted in accordance with Item 601(b)(2) of Regulation S-K. XPAC agrees to furnish supplementally a copy of Schedule—XPAC Disclosure Letter to the SEC upon its request.]

Schedule

Company Disclosure Letter

[Schedule—Company Disclosure Letter has been omitted in accordance with Item 601(b)(2) of Regulation S-K. XPAC agrees to furnish supplementally a copy of Schedule—Company Disclosure Letter to the SEC upon its request.]

Schedule 2.9(b)

Company Reorganization Payments to Certain Company Shareholders

[Schedule 2.9(b) has been omitted in accordance with Item 601(b)(2) of Regulation S-K. XPAC agrees to furnish supplementally a copy of Schedule 2.9(b) to the SEC upon its request.]

Schedule 8.12(c)

PubCo Officers

1.	President and Chief Executive Officer - Luiz Augusto Chacon de Freitas Filho

2.	Vice President - Mozart Fogaça Júnior

3.	Chief Financial Officer - Wilson Ernesto da Silva

4.	Operations Director - Giuliano Pauli

Exhibit 10.1

April 25, 2022

XPAC Acquisition Corp.
55 West 46th Street, 30th Floor
New York, NY 10036

SuperBac Corp.

Rua Arizona, 491, 7th and 8th Floors

Brooklin

São Paulo, SP 04567-001

SuperBac Biotechnology Solutions S.A.

Rua Arizona, 491, 7th and 8th Floors

Brooklin

São Paulo, SP 04567-001

Re:      Sponsor Support Agreement

Ladies and Gentlemen:

Reference is made in this letter agreement (this “Sponsor Support Agreement”) to that certain Business Combination Agreement, dated as of the date hereof, by and among (i) SUPERBAC PubCo Holdings Inc., an exempted company limited by shares incorporated under the laws of the Cayman Islands (“PubCo”), (ii) XPAC Acquisition Corp., an exempted company limited by shares incorporated under the laws of the Cayman Islands (“XPAC”), (iii) BAC1 Holdings Inc., an exempted company limited by shares incorporated under the laws of the Cayman Islands and a direct wholly owned subsidiary of PubCo (“Merger Sub 1”), (iv) BAC2 Holdings Inc., an exempted company limited by shares incorporated under the laws of the Cayman Islands and a direct wholly owned subsidiary of PubCo (“Merger Sub 2”), and (v) SuperBac Biotechnology Solutions S.A., a corporation incorporated under the laws of Brazil (“SuperBac”) (as it may be amended, restated or otherwise modified from time to time in accordance with its terms, the “Business Combination Agreement”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Business Combination Agreement.

XPAC Sponsor LLC, a Cayman Islands limited liability company (the “Sponsor”) is, as of the date hereof, the record and beneficial owner of (i) 5,400,283 XPAC Class B Ordinary Shares (including the PubCo Class A Ordinary Shares into which such shares will be converted as a result of the consummation of the transactions contemplated by the Business Combination Agreement, the “Sponsor Founder Shares”) and (ii) 4,261,485 warrants to purchase one XPAC Class A Ordinary Share each (including the warrants to purchase PubCo Class A Ordinary Shares into which such warrants will be converted as a result of the consummation of the transactions contemplated by the Business Combination Agreement, the “Private Placement Warrants”). Each of the independent directors of XPAC whose names appear on the signature pages of this Sponsor Support Agreement (such individuals, the “Insiders”, and together with the Sponsor, the “Sponsor Parties”) is, as of the date hereof, the sole record and beneficial owner of such number of XPAC Class B Ordinary Shares (including the PubCo Class A Ordinary Shares into which such shares will be converted as a result of the consummation of the transactions contemplated by the Business Combination Agreement, the “Insider Shares” and, together with the Sponsor Founder Shares, the “Founder Shares”) and warrants to purchase one XPAC Class A Ordinary Share each (including the warrants to purchase PubCo Class A Ordinary Shares into which such warrants will be converted as a result of the consummation of the transactions contemplated by the Business Combination Agreement, the “Insider Warrants” and, together with the Private Placement Warrants, the “Founder Warrants”), in each case, as set forth opposite each such Insider’s name on Schedule A hereto. On the date of this Sponsor Support Agreement, the other directors and officers are not the record or beneficial owner of any securities of XPAC.

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In the event of any share dividend or distribution, or any change in the equity interests of XPAC or PubCo by reason of any share dividend or distribution, share sub-division, reverse stock-split, consolidation of shares, recapitalization, reorganization, combination, conversion, exchange of equity interests or the like, the terms “Sponsor Founder Shares”, “Founder Shares”, “Insider Shares”, “Private Placement Warrants”, “Insider Warrants” and “Founder Warrants” shall be deemed to refer to and include the Sponsor Founder Shares, Founder Shares, Insider Shares, Private Placement Warrants, Insider Warrants and Founder Warrants, as the case may be, as well as all such share dividends and distributions and any securities into which or for which any or all of the Sponsor Founder Shares, Founder Shares, Insider Shares, Private Placement Warrants, Insider Warrants and Founder Warrants, respectively, may be changed or exchanged or which are received in such transaction (including the PubCo Class A Ordinary Shares into which such shares are converted and the warrants to purchase PubCo Class A Ordinary Shares into which such warrants are converted as a result of the consummation of the transactions contemplated by the Business Combination Agreement or any Transaction Document).

For good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Sponsor Parties, PubCo, SuperBac and XPAC agree as follows:

1.            Redemption and Voting.

(a)            Each Sponsor Party agrees that if XPAC seeks shareholder approval of the transactions contemplated by the Business Combination Agreement or any Transaction Documents, such Sponsor Party shall not redeem any Founder Shares owned by it, or submit or surrender any of its Founder Shares for redemption, in connection with shareholder approval of the transactions contemplated by the Business Combination Agreement or any Transaction Document, including any amendments to the XPAC Articles of Association.

(b)            Prior to the earlier of (x) the date on which this Sponsor Support Agreement is terminated in accordance with its terms and (y) the Acquisition Closing (such period of time, the “Voting Period”), at each meeting of the holders of XPAC Ordinary Shares (the “XPAC Shareholders”), and in each written consent or resolutions of any of the XPAC Shareholders in which any Sponsor Party is entitled to vote or consent, each Sponsor Party hereby unconditionally and irrevocably agrees to be present for such meeting and vote (in person or by proxy), or consent to any action by written consent or resolution with respect to, as applicable, the Founder Shares or other equity interests of XPAC over which such Sponsor Party has voting power (i) in favor of, and to adopt, the Business Combination Agreement, the Transaction Documents and the transactions contemplated thereby, (ii) in favor of the other matters set forth in the Business Combination Agreement, the Transaction Documents and the transactions contemplated thereby to the extent required for XPAC to carry out its obligations thereunder, and (iii) in opposition to: (A) any merger, consolidation, purchase of ownership interests or assets of or by XPAC, reorganization or similar business combination transaction (in each case, other than in connection with the Business Combination Agreement and the other Transaction Documents) and any and all other proposals (1) that could reasonably be expected to delay or impair the ability of XPAC to consummate the transactions contemplated by the Business Combination Agreement or any Transaction Document or (2) which are in competition with or materially inconsistent with the Business Combination Agreement, any Transaction Document and the transactions contemplated thereby or (B) any other action, proposal, transaction or agreement involving XPAC that is intended, or would reasonably be expected, to prevent, impede, interfere with, delay, postpone or adversely affect in any material respect the transactions contemplated by the Business Combination Agreement or any Transaction Document or would reasonably be expected to result in (x) any breach of any representation, warranty, covenant, obligation or agreement of XPAC in the Business Combination Agreement or any Transaction Document or (y) any of the conditions to XPAC’s obligations under the Business Combination Agreement or any Transaction Document not being fulfilled.

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(c)            Each Sponsor Party agrees not to deposit any Founder Shares in a voting trust or subject any Founder Shares to any arrangement or agreement with respect to the voting of such Founder Shares, unless specifically requested to do so by SuperBac and XPAC in connection with the Business Combination Agreement, the other Transaction Documents or the transactions contemplated thereby.

(d)            Each Sponsor Party agrees, except as contemplated by the Business Combination Agreement or any Transaction Document, not to make, or in any manner participate in, directly or indirectly, a “solicitation” of “proxies” or consents (as such terms are used in the rules of the SEC) or powers of attorney or similar rights to vote, or seek to advise or influence any Person with respect to the voting of, any equity interests of XPAC in connection with any vote or other action with respect to transactions contemplated by the Business Combination Agreement or any Transaction Document, other than to recommend that the XPAC Shareholders vote in favor of the adoption of the Business Combination Agreement, the Transaction Documents and the transactions contemplated thereby (and any actions required in furtherance thereof and otherwise as expressly provided in this Section 1).

(e)            Each Sponsor Party agrees that, during the Voting Period, subject to the exceptions set forth below, it shall not, without XPAC’s and SuperBac’s prior written consent, (i) make or attempt to make any Transfer of any Founder Shares or Founder Warrants; (ii) grant any proxies or powers of attorney with respect to any or all of the Founder Shares or Founder Warrants; or (iii) take any action with the intent to prevent, impede, interfere with or adversely affect such Sponsor Party’s ability to perform its obligations under this Section 1. Notwithstanding the foregoing restrictions on Transfer set forth in this Section 1(e), Transfers of Founder Shares or Founder Warrants shall be permitted (A) to XPAC’s directors or officers, any affiliates or family members of XPAC’s directors or officers, any direct or indirect members of the Sponsor or any affiliates of the Sponsor; (B) in the case of an individual, by gift to a member of the individual’s immediate family, or to a trust, the beneficiary of which is a member of the individual’s immediate family or an affiliate of such person, or to a charitable organization; (C) in the case of an individual, by virtue of laws of descent and distribution upon death of the individual; (D) in the case of an individual, pursuant to a qualified domestic relations order; (E) in the case of a trust, by distribution to one or more of the permissible beneficiaries of such trust; (F) by private sales or transfers made in connection with the consummation of the transactions contemplated by the Business Combination Agreement at prices no greater than the price at which the securities were originally purchased; (G) in the event of XPAC’s liquidation prior to XPAC’s completion of transactions contemplated by the Business Combination Agreement; and (H) by virtue of the laws of the Cayman Islands or the Sponsor’s limited liability company agreement, as amended, upon dissolution of the Sponsor; provided, however, that, in the case of clauses (A) through (F), these permitted transferees must enter into a written agreement with the Company agreeing to be bound by the transfer restrictions in this Sponsor Support Agreement.

(f)            The Sponsor Parties hereby agree to reasonably cooperate with SuperBac in enforcing the Transfer restrictions set forth in this Section 1.

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(g)            During the Voting Period, each Sponsor Party agrees to provide to XPAC, SuperBac and their respective Representatives any information regarding such Sponsor Party or the Founder Shares that is reasonably requested by XPAC, SuperBac or their respective Representatives and required in order for the Company Parties, XPAC, PubCo, Merger Sub 1 or Merger Sub 2 to comply with Sections 8.1, 8.2, 8.3, 8.4, and 8.5 of the Business Combination Agreement. To the extent required by applicable Law, each Sponsor Party hereby authorizes each of PubCo, each Company Party and XPAC to publish and disclose in any announcement or disclosure required by the SEC, NASDAQ or the Proxy/Registration Statement (including all documents and schedules filed with the SEC in connection with the foregoing), such Sponsor Party’s identity and ownership of Founder Shares and the nature of such Sponsor Party’s commitments and agreements under this Sponsor Support Agreement, the Business Combination Agreement and any other Transaction Documents; provided that such disclosure is made in compliance with the provisions of the Business Combination Agreement.

2.            Transfers of Founder Shares and Founder Warrants; Forfeiture of Sponsor Founder Shares .

(a)            The Sponsor agrees that it shall not Transfer any Sponsor Founder Shares until the earlier of (A) one year after the Acquisition Closing and (B) at any time subsequent to the Acquisition Closing (x) if the closing share price of the PubCo Ordinary Shares is greater than or equal to $12.00 (as adjusted for share sub-divisions, share dividends, rights issuances, consolidations, reorganizations, recapitalizations and other similar transactions affecting the PubCo Ordinary Shares after the Acquisition Closing Effective Time) for any 20 trading days within any consecutive 30 trading day period commencing at least 120 days after the Acquisition Closing, or (y) the date on which there is any transaction that results in PubCo’s shareholders having the right to exchange PubCo Ordinary Shares for cash, securities or other property.

(b)            Each Sponsor Party agrees that it shall not Transfer any Founder Warrants (or any PubCo Ordinary Shares underlying the Founder Warrants), until 30 days after the completion of the Acquisition Closing.

(c)            If any Transfer is made or attempted contrary to the provisions of this Sponsor Support Agreement (a “Prohibited Transfer”), such purported Prohibited Transfer shall be null and void ab initio, and XPAC and PubCo, as applicable, shall refuse to recognize any such purported transferee of the Founder Shares or Founder Warrants, as the case may be, as one of its equity holders for any purpose.

(d)            Notwithstanding the provisions set forth in this Section 2, Transfers of any Founder Shares or Founder Warrants following the Acquisition Closing are permitted (i) to current or former officers or directors of XPAC, any affiliates or family members of XPAC’s current or former directors or officers, any direct or indirect members of the Sponsor or any affiliates of the Sponsor; (ii) in the case of an individual, by gift to a member of such individual’s immediate family or to a trust, the beneficiary of which is a member of such individual’s immediate family, an affiliate of such individual or to a charitable organization; (iii) in the case of an individual, by virtue of laws of descent and distribution upon death of such individual; (iv) in the case of an individual, pursuant to a qualified domestic relations order; (v) in the case of a trust, by distribution to one or more of the permissible beneficiaries of such trust; (vi) by private sales or transfers made in connection with the consummation of XPAC’s Business Combination Agreement at prices no greater than the price at which the securities were originally purchased; (vii) in the event of XPAC’s liquidation prior to the Acquisition Closing; (viii) by virtue of the laws of the Cayman Islands or the Sponsor’s limited liability company agreement, as amended, upon dissolution of the Sponsor; and (vix) in the event of the PubCo’s completion of a liquidation, merger, amalgamation, share exchange, reorganization or other similar transaction following the consummation of the transactions contemplated by the Business Combination Agreement which results in all of PubCo’s shareholders having the right to exchange their PubCo Ordinary Shares for cash, securities or other property after the Acquisition Closing; provided, however, that, in the case of clauses (i) through (vi), these permitted transferees must enter into a written agreement with the Company agreeing to be bound by the Transfer restrictions herein and the other restrictions contained in this Sponsor Support Agreement.

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(e)            The Sponsor agrees that, in the event that, immediately prior to the Acquisition Closing, the Relevant Amount is less than the Pre-Transaction Trust Account Balance, the Sponsor shall surrender and forfeit (and the Sponsor shall take all actions necessary to effect such surrender and forfeiture), for no consideration, the Sponsor Shortfall Percentage of the PubCo Class A Ordinary Shares that were issued in exchange for XPAC Class B Ordinary Shares pursuant to Section 2.2(e)(ii) of the Business Combination Agreement (rounded down to the nearest PubCo Class A Ordinary Share). For the avoidance of doubt, if the Relevant Amount exceeds the Pre-Transaction Trust Account Balance, there shall be no surrender and forfeiture pursuant to the provisions of this Section 2(e). For the avoidance of doubt, the provisions of this Section 2(e) are without prejudice to the requirement of the Sponsor to agree to an XPAC Expenses Excess Sponsor Forfeiture (if so elected by the Sponsor and notified by XPAC to the Company pursuant to Section 2.5(b)(iii) of the Business Combination Agreement).

(f)            The Sponsor acknowledges and agrees to the terms of Section 2.5(b)(iii) of the Business Combination Agreement. If the XPAC Transaction Expenses, as of immediately prior to the Acquisition Closing, are greater than the XPAC Expenses Cap, then the Sponsor shall promptly reimburse PubCo for the Excess of XPAC Transaction Expenses by means of, at the Sponsor’s election, either an XPAC Expenses Excess Reimbursement, or an XPAC Expenses Excess Sponsor Forfeiture. The Sponsor hereby agrees that it shall notify XPAC of whether the Sponsor elects an XPAC Expenses Excess Reimbursement or an XPAC Expenses Excess Sponsor Forfeiture no later than two (2) Business Days prior to the Acquisition Closing Date. In the event that the Sponsor elects an XPAC Expenses Excess Sponsor Forfeiture, then immediately prior to the Acquisition Closing, the Sponsor agrees to the decrease in the number of PubCo Ordinary Shares (valued at $10.00 per share) otherwise issuable to the Sponsor pursuant to Section 2.2(e)(ii) of the Business Combination Agreement in an amount corresponding to the Excess of XPAC Transaction Expenses, as provided in the Business Combination Agreement. In the event that the Sponsor elects an XPAC Expenses Excess Reimbursement, then immediately prior to the Acquisition Closing, the Sponsor agrees to effect the wire transfer of immediately available funds in an amount equal to the Excess of XPAC Transaction Expenses (which amount, at the option of the Sponsor upon written notice to PubCo and the Company, may be set-off against any amount payable to or at the direction of the Sponsor pursuant to Section 2.5(b)(iii)(A) of the Business Combination Agreement), as provided in the Business Combination Agreement.

3.            Waiver of Anti-Dilution Rights. Solely in connection with, and only for the purpose of, the proposed Transactions, and subject to and conditioned upon the Acquisition Closing, pursuant to Section 17.3 of the XPAC Articles of Association, each Sponsor Party, in its capacity as holder of Founder Shares, and subject to the last sentence of this Section 3, hereby irrevocably and unconditionally waives and agrees not to exercise, assert or perfect, any rights to adjustment or other anti-dilution protections with respect to the Initial Conversion Ratio (as defined in the XPAC Articles of Association), including those rights that would otherwise apply pursuant to Section 17.3 of the XPAC Articles of Association as a result of the issuance of PubCo Ordinary Shares in connection with the transactions contemplated by the Business Combination Agreement or any Transaction Document. For the avoidance of doubt, the foregoing waiver and agreement does not include the Sponsor Parties’ rights under Section 17.8 of the XPAC Articles of Association, which provides that in no event may any Founder Share convert into PubCo Ordinary Shares at a ratio that is less than one-for-one.

4.            Working Capital Warrants. The Sponsor represents and warrants that, as of the date hereof, there are no working capital loans (which, for the avoidance of doubt, does not include the outstanding promissory note between the Sponsor and XPAC) outstanding between any of the Sponsor Parties and XPAC, and that no XPAC Warrants have been issued as a result of the conversion of any funds lent by the Sponsor Parties to XPAC. To the extent that the Sponsor or any its affiliates lends to XPAC any funds to finance XPAC (including to finance transaction costs or any working capital deficiencies), the Sponsor hereby agrees that its shall not convert, and shall cause its affiliates not to convert, any such loans into XPAC Warrants or other equity interests in, or convertible into, equity interests in XPAC. If any such conversion is made or attempted contrary to the provisions of this Section 4, such purported conversion shall be null and void ab initio, and such purported XPAC Warrants shall have no rights under the Warrant Agreement (whether as Working Capital Warrants (as defined in the Warrant Agreement) or otherwise).

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5.            Mutual Releases.

(a)            The Sponsor Parties and each of their respective successors, assigns and executors (each, a “Sponsor Party Releasor”), effective as at the Acquisition Effective Time, shall be deemed to have, and hereby does, irrevocably, unconditionally, knowingly and voluntarily release, waive, relinquish and forever discharge each of the Company Parties, their respective Subsidiaries (if any) and their respective successors, assigns, heirs, executors, officers, directors, partners, managers and employees (in each case in their capacity as such) (each, a “Sponsor Party Releasee”), from (a) any and all obligations or duties the Company Parties or any of their respective Subsidiaries (if any) has prior to or as of the Acquisition Effective Time to such Sponsor Party Releasor, or (b) all claims, demands, liabilities, defenses, affirmative defenses, set-offs, counterclaims, actions and causes of action of whatever kind or nature, whether known or unknown, which any Sponsor Party Releasor has prior to or as of the Acquisition Effective Time, against any Sponsor Party Releasee arising out of, based upon or resulting from any Contract, transaction, event, circumstance, action, failure to act or occurrence of any sort or type, whether known or unknown, and which occurred, existed, was taken, permitted or begun prior to the Acquisition Effective Time (except in the event of fraud on the part of a Sponsor Party Releasee); provided, however, that nothing contained in this Section 6(a) shall release, waive, relinquish, discharge or otherwise affect the rights or obligations of any party (i) arising under this Sponsor Support Agreement, the Transaction Documents or the XPAC Articles of Association, including for any amounts owed pursuant to the terms set forth therein, (ii) for indemnification, advancement of expense, exculpation or contribution, in any Sponsor Party Releasor’s capacity as an officer, director or employee of PubCo, (iii) arising under any then-existing insurance policy of PubCo or any of its Subsidiaries (if any), (iv) without prejudice to the provisions of the Transaction Documents, pursuant to a contract and/or PubCo policy, relating to reimbursements for reasonable and necessary business expenses incurred prior to the Acquisition Effective Time, or (v) for any claim for fraud.

(b)            Each of the Company Parties and their respective Subsidiaries (if any) and each of its and their successors, assigns and executors (each, a “Company Party Releasor”), effective as at the Acquisition Effective Time, shall be deemed to have, and hereby does, irrevocably, unconditionally, knowingly and voluntarily release, waive, relinquish and forever discharge the Sponsor Parties, their respective affiliates and their respective successors, assigns, heirs, executors, officers, directors, partners, managers and employees (in each case in their capacity as such) (each, a “Company Party Releasee”), from (a) any and all obligations or duties such Company Party Releasee has prior to or as of the Acquisition Effective Time to such Company Party Releasor, (b) all claims, demands, liabilities, defenses, affirmative defenses, set-offs, counterclaims, actions and causes of action of whatever kind or nature, whether known or unknown, which any Company Party Releasor has, may have or might have or may assert now or in the future, against any Company Party Releasee arising out of, based upon or resulting from any Contract, transaction, event, circumstance, action, failure to act or occurrence of any sort or type, whether known or unknown, and which occurred, existed, was taken, permitted or begun prior to the Acquisition Effective Time (except in the event of fraud on the part of a Company Party Releasee); provided, however, that nothing contained in this Section 6(b) shall release, waive, relinquish, discharge or otherwise affect the rights or obligations of any party (i) arising under this Sponsor Support Agreement or the Transaction Documents, or (ii) for any claim for fraud.

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6.            Certain Defined Terms. As used herein, (a) “beneficial owner” has the meaning ascribed to it in the Exchange Act and the rules and regulations of the SEC promulgated thereunder; (b) “Transfer” shall mean the (i) direct or indirect transfer, sale or assignment of, offer to sell, contract or any agreement to sell, hypothecate, pledge, encumber, grant of any option to purchase or otherwise dispose of, either voluntarily or involuntarily, or any agreement to dispose of, directly or indirectly, or establishment or increase of a put equivalent position or liquidation with respect to or decrease of a call equivalent position within the meaning of Section 16 of the Exchange Act and the rules and regulations of the SEC promulgated thereunder with respect to, any security, (ii) entry into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any security, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise, or (iii) public announcement of any intention to effect any transaction specified in clause (i) or (ii); and (c) “immediate family” shall mean a spouse, domestic partner, child, grandchild or other lineal descendant (including by adoption), father, mother, brother or sister of the applicable party hereto; and “affiliate” shall have the meaning set forth in Rule 405 under the Securities Act of 1933, as amended.

7.            Entire Agreement. This Sponsor Support Agreement and the other agreements referenced herein constitute the entire agreement and understanding of the parties hereto in respect of the subject matter hereof and supersede all prior understandings, agreements, or representations by or among the parties hereto, written or oral, to the extent they relate in any way to the subject matter hereof or the transactions contemplated hereby. This Sponsor Support Agreement may not be changed, amended, modified or waived (other than to correct a typographical error) as to any particular provision, except by a written instrument executed (i) prior to the Acquisition Closing, among XPAC and the Company Parties, and (ii) after the Acquisition Closing, between the Sponsor and PubCo, it being acknowledged and agreed that execution by the Company Parties or PubCo, as applicable, of such an instrument will not be required after any valid termination of the Business Combination Agreement.

8.            Successors and Assigns. No party hereto may, except as set forth herein, assign either this Sponsor Support Agreement or any of its rights, interests, or obligations hereunder without the prior written consent of the other parties. Any purported assignment in violation of this Section shall be void and ineffectual and shall not operate to transfer or assign any interest or title to the purported assignee. This Sponsor Support Agreement shall be binding on, and inure to the benefit of, the Sponsor Parties, XPAC, PubCo and SuperBac and their respective successors, heirs, personal representatives and assigns and Permitted Transferees.

9.            Notices. Any notice, consent or request to be given in connection with any of the terms or provisions of this Sponsor Support Agreement shall be in writing and shall be sent or given in accordance with the terms of Section 11.3 of the Business Combination Agreement to the applicable party at its principal place of business. Any notice to Sponsor Parties shall be sent to the address set forth on the signature page hereto.

10.            Termination. This Sponsor Support Agreement shall terminate at such time, if any, as the Business Combination Agreement is terminated in accordance with its terms prior to the Acquisition Closing. In the event of a valid termination of the Business Combination Agreement, this Sponsor Support Agreement shall be of no force and effect. No such termination or reversion shall relieve the Sponsor Parties, XPAC, PubCo or SuperBac from any obligation accruing, or liability resulting from an intentional breach of this Sponsor Support Agreement occurring prior to such termination or reversion.

11.      Representations and Warranties

(a)            The Sponsor represents and warrants to PubCo and SuperBac, on the date hereof, that no XPAC Securities are held, directly or indirectly, by any proprietary investment vehicles (i.e., holding investments in a “principal” or “own account” capacity) of the Sponsor or its affiliates (as defined in Rule 405 under the Securities Act) over which the Sponsor or its affiliates (as defined in Rule 405 under the Securities Act) have the ability to make investment decisions on behalf of the beneficial owners or investees in such vehicles.

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(b)            Each of the parties hereto represents and warrants that (i) she, he or it has the power and authority, or capacity, as the case may be, to enter into this Sponsor Support Agreement and to carry out its obligations hereunder, (ii) the execution and delivery of this Sponsor Support Agreement and the performance of her, his or its obligations hereunder have been duly and validly authorized by all corporate or limited liability company action on its part and (iii) this Sponsor Support Agreement has been duly and validly executed and delivered by such party and constitutes, a legal, valid and binding obligation of each such party enforceable in accordance with its terms, except as such enforceability may be limited by bankruptcy Laws, other similar Laws affecting creditors’ rights and general principles of equity affecting the availability of specific performance and other equitable remedies.

12.            Further Assurances. Each of the parties hereto agrees to execute and deliver hereafter any further document, agreement or instrument of assignment, Transfer or conveyance as may be necessary or desirable to effectuate the purposes hereof and as may be reasonably requested in writing by another party hereto.

13.            Miscellaneous. Sections 1.3, 11.2, 11.7, 11.8, 11.9, 11.15, 11.16, and 11.17 of the Business Combination Agreement shall apply mutatis mutandis to this Sponsor Support Agreement.

14.            Termination of the Insider Letter. Upon the Acquisition Closing, the provisions of this Sponsor Support Agreement shall supersede the provisions contained in the letter agreement dated July 29, 2021 entered into between the XPAC, the Sponsor and each of Chu Chiu Kong, Guilherme Teixeira, Fabio Kann, Marcos Peixoto, Ana Cabral-Gardner, Denis Pedreira and Camilo de Oliveira Tedde (the “Insider Letter”). The Insider Letter provides that the Insider Letter can be amended by a written instrument executed by each relevant Insider (as defined therein) and the Sponsor. Accordingly, pursuant to this Sponsor Support Agreement, upon the Acquisition Closing, the Insider Letter shall automatically and without any further action be terminated and shall thereafter have no further effect. Each of Chu Chiu Kong, Guilherme Teixeira, Fabio Kann and Marcos Peixoto are parties to this Sponsor Support Agreement solely for the purposes of this Section 14.

[Signature pages follow]

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Sincerely,

XPAC SPONSOR LLC

By:	/s/ Chu Chiu Kong
Name: Chu Chiu Kong
Title: Manager

ANA CABRAL-GARDNER, as Insider

By:	/s/ Ana Cabral-Gardner
Name: Ana Cabral-Gardner
Title: Independent Director of XPAC Acquisition Corp.

CAMILO DE OLIVEIRA TEDDE, as Insider

By:	/s/ Camilo de Oliveira Tedde
Name: Camilo de Oliveira Tedde
Title: Independent Director of XPAC Acquisition Corp.

DENIS PEDREIRA, as Insider

By:	/s/ Denis Pedreira
Name: Denis Pedreira
Title: Independent Director of XPAC Acquisition Corp.

[Signature Page to the Sponsor Support Agreement]

CHU CHIU KONG

By:	/s/ Chu Chiu Kong
Name: Chu Chiu Kong
Title: Chief Executive Officer and Chairman of XPAC Acquisition Corp.

GUILHERME TEIXEIRA

By:	/s/ Guilherme Teixeira
Name: Guilherme Teixeira
Title: Chief Investment Officer of XPAC Acquisition Corp.

FABIO KANN

By:	/s/ Fabio Kann
Name: Fabio Kann
Title: Chief Financial Officer of XPAC Acquisition Corp.

MARCOS PEIXOTO

By:	/s/ Marcos Peixoto
Name: Marcos Peixoto
Title: Director of XPAC Acquisition Corp.

[Signature Page to the Sponsor Support Agreement]

Acknowledged and Agreed:

XPAC ACQUISITION CORP.

By:	/s/ Chu Chiu Kong
Name: Chu Chiu Kong
Title: Chief Executive Officer and Chairman of the Board of Directors

[Signature Page to the Sponsor Support Agreement]

Acknowledged and Agreed:

SUPERBAC PUBCO HOLDINGS INC.

By:	/s/ Wilson Ernesto da Silva
Name: Wilson Ernesto da Silva
Title: Director

SUPERBAC BIOTECHNOLOGY SOLUTIONS S.A.

By:	/s/ Luiz Augusto Chacon de Freitas Filho
Name: Luiz Augusto Chacon de Freitas Filho
Title: Chief Executive Officer

[Signature Page to the Sponsor Letter Agreement]

SCHEDULE A

Name	Position	XPAC Securities held on the date hereof
Ana Cabral-Gardner	Independent Director	30,000 XPAC Class B Ordinary Shares
Denis Pedreira	Independent Director	30,000 XPAC Class B Ordinary Shares
Camilo Tedde	Independent Director	30,000 XPAC Class B Ordinary Shares

Exhibit 10.2

VOTING AND SUPPORT AGREEMENT

THIS VOTING AND SUPPORT AGREEMENT (this “Agreement”) is made and entered into as of April 25, 2022 (the “Effective Date”) by and among SUPERBAC PubCo Holdings Inc., an exempted company limited by shares incorporated under the laws of the Cayman Islands (“PubCo”), SuperBac Biotechnology Solutions S.A., a corporation incorporated under the laws of Brazil (“Company”), XPAC Acquisition Corp., an exempted company limited by shares incorporated under the laws of the Cayman Islands (“XPAC”), and each of the undersigned parties listed on Schedule A hereto as the holder of Equity Interests (as defined below) (each such party, an “Equity Holder” and collectively, “Equity Holders”). Each of PubCo, the Company, XPAC, the Equity Holders and any other party that joins this Agreement from time to time will individually be referred to herein as a “Party” and, collectively, as the “Parties”. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Business Combination Agreement (as defined below).

WHEREAS, each Equity Holder is the legal and beneficial owner of the shares of common or preferred stock of the Company listed next to its name on Schedule A (the “Equity Interests”);

WHEREAS, concurrently with the execution of this Agreement, the Company, XPAC, PubCo, and certain other parties entered into a Business Combination Agreement (as it may be amended, supplemented or otherwise modified from time to time, the “Business Combination Agreement”);

WHEREAS, in consideration for the benefits to be received directly or indirectly by the Equity Holder in connection with the transactions contemplated by the Business Combination Agreement and as a material inducement to XPAC and PubCo agreeing to enter into and consummate the transactions contemplated by the Business Combination Agreement, each Equity Holder agrees to enter into this Agreement and to be bound by the agreements, covenants and obligations contained in this Agreement; and

WHEREAS, the Parties acknowledge and agree that XPAC and PubCo would not have entered into and agreed to consummate the transactions contemplated by the Business Combination Agreement without the Equity Holders entering into this Agreement and agreeing to be bound by the agreements, covenants and obligations contained in this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, the Parties agree as follows:

Article I
OBLIGATIONS

1.1            Pre-Closing Exchange. Each of the Equity Holders agree to be bound by, and comply with, the provisions of Section 2.1(a)(ii) of the Business Combination Agreement.

1.2            Newco Joinder. As soon as practicable after the formation of Newco and in any event prior to the Initial Merger, the Company shall take, or cause to be taken, any and all action necessary for Newco to join as a Party to this Agreement by entering into and delivering to the Parties hereto a joinder agreement substantially in the form attached hereto as Exhibit A (the “Newco Joinder Agreement to the Voting and Support Agreement”).

1.3            Newco Board of Directors Approval. Following the formation of Newco and in connection with the execution and delivery the Newco Joinder Agreement to the Voting and Support Agreement, each Equity Holder agrees to vote, consent, or approve (or cause to be voted, consented or approved) all of such Equity Holder’s Newco Class A Shares and Newco Class B Shares, as applicable, to (a) approve the Business Combination Agreement, the Pre-Closing Exchange, the Acquisition Merger, the Transaction Documents to which Newco is a party and the other transactions involving Newco as contemplated by the Business Combination Agreement and the agreements entered into in connection therewith and deem the Business Combination Agreement advisable, and (b) determine to recommend that the Newco Shareholders vote to approve the Acquisition Merger and such other actions as contemplated by the Business Combination Agreement.

1.4            Newco and Company Shareholders’ Approvals.

(a)            Newco Shareholder Approval. Following the unanimous approval of the board of directors of Newco pursuant to Section 1.3 hereof, and in connection with the execution and delivery the Newco Joinder Agreement to the Voting and Support Agreement, each Equity Holder agrees to vote, consent, or approve (or cause to be voted, consented or approved) all of such Equity Holder’s Newco Class A Shares and Newco Class B Shares, as applicable, to obtain and deliver, or cause to be obtained and delivered, the approval by the Newco Shareholders of the Acquisition Merger and such other actions as contemplated by the Business Combination Agreement in accordance with the memorandum and articles of association of Newco (the “Newco Shareholder Approval”).

(b)            Company Shareholder Approval. Within twenty (20) days following the execution and delivery of the Business Combination Agreement, each Equity Holder agrees to take, or cause to be taken, any and all necessary measures to hold a shareholders meeting of the Company and to vote, consent, or approve (or cause to be voted, consented or approved) all of such Equity Holder’s Equity Interests to obtain the approval from the Company Shareholders of the adoption of the Business Combination Agreement, the Transaction Documents to which it is a party and the consummation of the Transactions contemplated thereby, including approval of the execution of the Business Combination Agreement, the other Transaction Documents to which the Company is a party and the authorization and ratification of all acts performed or required to be performed by the officers of the Company for the signing and execution of the Business Combination Agreement and the Transaction Documents to which the Company is a party (the “Company Shareholder Approval”; and, together with the Newco Shareholder Approval, the “Corporate Approvals”).

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(c)            Without limiting the generality, and in furtherance, of the foregoing, during the term of this Agreement, for purposes of the Corporate Approvals, each Equity Holder, on its own behalf and on behalf of each of its Shareholder Entities, if any, hereby agrees to be present for any meeting and vote (in person or by proxy), or consent to any action by written consent or resolution with respect to, as applicable, the Equity Interests and Newco Shares (i) in favor of, and to adopt, the Business Combination Agreement, the other Transaction Documents to which the Company or Newco is a party and the transactions contemplated thereby, (ii) in favor of the other matters set forth in the Business Combination Agreement, in the other Transaction Documents to which the Company or Newco is a party and the transactions contemplated thereby to the extent required for the Company and Newco to carry out their respective obligations thereunder, and (iii) in opposition to: (A) any merger, consolidation, purchase of ownership interests or assets of or by the Company or Newco, recapitalization or similar business combination transaction (in each case, other than in connection with the Business Combination Agreement and the other Transaction Documents) or (B) any other action, proposal, transaction or agreement involving the Company or Newco that is intended, or would reasonably be expected, to result in the failure of the Merger from being consummated in accordance with the Business Combination Agreement and the other Transaction Documents or any breach of (x) any representation, warranty, covenant, obligation or agreement of the Company or Newco in the Business Combination Agreement or any other Transaction Document or (y) any of the conditions to the obligations of the Company or Newco under the Business Combination Agreement or any other Transaction Document not being fulfilled.

(d)            Each Equity Holder agrees not to deposit, and to cause its affiliates not to deposit, any Equity Interests or Newco Shares in a voting trust or subject any Equity Interests or Newco Shares to any arrangement or agreement with respect to the voting of such Equity Interests or Newco Shares, unless in accordance with this Agreement or as specifically requested to do so by XPAC and the Company in connection with the Business Combination Agreement, the other Transaction Documents or the transactions contemplated thereby.

(e)            Each Equity Holder agrees (i) to refrain from exercising any dissenters’ rights or rights of appraisal under any applicable Law at any time with respect to the transactions contemplated by the Transaction Documents, including the Acquisition Merger, and (ii) not to commence or participate in any claim, derivative or otherwise, against the Company, Newco, XPAC, Merger Sub 1, Merger Sub 2, PubCo or any of their respective Affiliates relating to the negotiation, execution or delivery of the Transaction Documents or the consummation of the transactions contemplated thereby, including any claim (A) challenging the validity of, or seeking to enjoin the operation of, any provision of the Transaction Documents or (B) alleging a breach of any fiduciary duty of the board of directors or similar governing body of the Company, Newco, XPAC, Merger Sub 1, Merger Sub 2 or PubCo in connection with the Transaction Documents or the consummation of any of the transactions contemplated thereby.

1.5            Proxy.

(a)            Without limiting any other rights or remedies of the Parties, for all purposes of this Agreement, each Equity Holder hereby appoints, and shall cause of each of its Shareholder Entities, if any, to appoint the Company and any individual designated in writing by the Company, and each of them individually, as their proxies, agents and attorneys-in-fact, with full power of substitution and resubstitution, to vote or act by written consent during the term of this Agreement with respect to the Corporate Approvals in the name and in the stead of such Equity Holder and Shareholder Entity, as applicable, including (i) to attend on behalf of such Equity Holder and Shareholder Entity, as applicable, any meeting of Company Shareholders or Newco Shareholders, as applicable, with respect to the Corporate Approvals, (ii) to include the Equity Interests or Newco Shares in any computation for purposes of establishing a quorum at any such meeting of Company Shareholders or Newco Shareholders, as applicable, in connection with the Corporate Approvals, (iii) to vote (or cause to be voted, as applicable) the Equity Interests and Newco Shares or consent or approve (or withhold consent or approval, as applicable) with respect to the Corporate Approvals in connection with any meeting of Company Shareholders or Newco Shareholders, including any action by written consent or any other approval by the Company Shareholders or Newco Shareholders. The proxies and powers of attorney are and shall be given to secure the performance of the duties of each Equity Holder under this Agreement. Each Equity Holder shall take such further action or execute such other instruments as may be necessary to effectuate the intent of the applicable proxy.

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(b)            Each proxy and power of attorney granted by each Equity Holder and such Equity Holder’s Shareholder Entity, if any, shall be irrevocable during the term of this Agreement, shall be deemed to be coupled with an interest sufficient in law to support an irrevocable proxy, is or, as applicable, will be granted in consideration for the Company entering into the Business Combination Agreement and agreeing to consummate the transactions contemplated thereby and shall revoke any and all prior proxies granted by such Equity Holder or such Equity Holder’s Shareholder Entity, if any, with respect to the Equity Interests or Newco Shares, except as otherwise provided for in the Transaction Documents. The power of attorney granted by the Equity Holders herein is, and the powers of attorney to be granted by such Equity Holder’s Shareholder Entities, if any, shall be, durable powers of attorney and shall survive the dissolution, bankruptcy, death or incapacity of such Equity Holder or such Equity Holder’s Shareholder Entities, as applicable. The vote, consent or approval by the proxyholders with respect to the Corporate Approvals shall control in the event of any conflict between such vote, consent or approval (or withholding of consent or approval, as applicable) by the applicable proxyholder of the Equity Interests or Newco Shares and a vote, consent or approval (or withholding of consent or approval, as applicable) by such Equity Holder or such Equity Holder’s Shareholder Entities, if any, (or any other Person with the power to vote or provide consent or approval (or withhold consent or approval, as applicable) with respect to such Equity Interests or Newco Shares) with respect to the Corporate Approvals. The proxies and powers of attorney granted hereunder shall terminate upon the termination of this Agreement.

(c)            Notwithstanding anything in this Agreement to the contrary, none of the provisions of this Section 1.5 shall apply to the Temasek Parties or the Feffer Parties in their respective capacity as Equity Holders, and that no such proxy and power of attorney shall be granted hereunder by any of the Temasek Parties or the Feffer Parties in favor of the Company.

1.6            Further Assurances. During the term of this Agreement, each Equity Holder agrees that it shall not take any action that would reasonably be expected to prevent, impede, interfere with or adversely affect the ability of any Equity Holder, Newco, PubCo, Merger Sub 1 or Merger Sub 2 to perform its obligations under this Agreement and/or the Business Combination Agreement, except as expressly contemplated by this Agreement or the Business Combination Agreement. Each Equity Holder hereby agrees to promptly execute and deliver all additional agreements, documents or instruments, take, or cause to be taken, all actions and provide, or cause to be provided, all additional information or other materials as may be necessary or advisable, in each case, as reasonably determined by XPAC and the Company, in connection with, or otherwise in furtherance of, the transactions contemplated by the Business Combination Agreement or this Agreement.

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1.7            Termination of Existing Shareholders’ Agreements. Each Equity Holder and the Company hereby agree that (i) each of the shareholders’ agreements set forth on Schedule B hereto shall be terminated and of no further force and effect (including any provisions of any such agreement that, by its terms, survive such termination) effective as of, and subject to and conditioned upon the occurrence of, the Acquisition Closing and (ii) upon such termination neither the Company nor any of its Affiliates shall have any further obligations or Liabilities under or with respect to each such agreement. Without limiting the above, each of the Equity Holders who are a party to the shareholders’ agreements set forth on Schedule B hereby expressly and irrevocably acknowledge and agree that all terms and conditions of the respective agreements to which they are a party to were duly observed or waived, as applicable.

1.8            Business Combination Agreement. Each Equity Holder hereby agrees to be bound by and subject to (i) Sections 6.2 (Access to Information), 6.5 (Notice of Developments), 6.7 (No Trading), 11.13 (Publicity), and 11.14 (Confidentiality) of the Business Combination Agreement to the same extent as such provisions apply to the parties to the Business Combination Agreement, as if such Equity Holder is directly party thereto (provided that the Temasek Parties shall not be bound by, or subject to, the aforementioned Sections 6.2 or 6.5), and (ii) Sections 6.3(a) and 11.1 (Trust Account Waiver) of the Business Combination Agreement to the same extent as such provisions apply to the Company, as if the Equity Holder is directly party thereto.

1.9            Transfers of Equity Interests and Newco Shares Prior to the Acquisition Closing. Except as expressly contemplated by the Business Combination Agreement or this Agreement or with the prior written consent of XPAC (such consent to be given or withheld in its sole discretion), from and after the date hereof until the earlier of the Acquisition Closing or the termination of the Business Combination Agreement in accordance with its terms, each Equity Holder agrees not to Transfer any of the Equity Interests or Newco Shares. Notwithstanding the foregoing or anything to the contrary herein:

(a)            the foregoing restrictions shall not prohibit a Transfer (i) to the Equity Holder’s directors or officers, any affiliates or family members of the Equity Holder’s directors or officers, any direct or indirect members or shareholders of the Equity Holder or any affiliates of the Equity Holder; (ii) in the case of an individual, by gift to a member of the individual’s immediate family, or to a trust, the beneficiary of which is a member of the individual’s immediate family or an affiliate of such person, or to a charitable organization; (iii) in the case of an individual, by virtue of laws of descent and distribution upon death of the individual; (iv) in the case of an individual, pursuant to a qualified domestic relations order; (v) in the case of a trust, by distribution to one or more of the permissible beneficiaries of such trust; (vi) by private sales or Transfers made in connection with the Acquisition Closing at prices no greater than the price at which the securities were originally purchased; (vii) in the event of the Equity Holder’s liquidation prior to the Acquisition Closing; (viii) by virtue of the laws of the Equity Holder’s jurisdiction of incorporation or formation or the Equity Holder’s Organizational Documents, upon dissolution of the Equity Holder; (ix) to any investment fund or other entity controlling, controlled by, managing or managed by or under common control with the Equity Holder or its affiliates or who shares a common investment advisor with the Equity Holder; and (x) to a nominee or custodian holding securities on behalf of a beneficial owner to whom a disposition or transfer would be permissible under this clause (a); provided, however, that (x) that, in the case of clauses (i) through (vi), these permitted transferees must enter into a written agreement in form and substance reasonably satisfactory to XPAC agreeing to be bound by this Agreement, and (y) no such Transfer will relieve such Equity Holder of any of its covenants, agreements or obligations hereunder with respect to the Equity Interests or Newco Shares so transferred, unless and to the extent actually performed, or will otherwise affect any of the provisions of this Agreement (including any of the representations and warranties of such Equity Holder hereunder). For purposes of this Agreement, (a) “Transfer” shall mean the (i) sale of, offer to sell, contract or agreement to sell, hypothecate, pledge, grant of any option to purchase or otherwise dispose of or agreement to dispose of, directly or indirectly, or establishment or increase of a put equivalent position or liquidation with respect to or decrease of a call equivalent position within the meaning of Section 16 of the Exchange Act and the rules and regulations of the SEC promulgated thereunder with respect to, any security, (ii) entry into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any security, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise, or (iii) public announcement of any intention to effect any transaction specified in clause (a)(i) or (a)(ii); and (a) “immediate family” shall mean a spouse, domestic partner, child, grandchild or other lineal descendant (including by adoption), father, mother, brother or sister of the applicable party hereto; and (c) “affiliate” shall have the meaning set forth in Rule 405 under the Securities Act of 1933, as amended; and

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(b)            the Founder and the Feffer Parties shall be permitted to carry out a shareholder reorganization in respect of the shareholding vehicles through which they beneficially own their respective Equity Interests (the “Shareholder Reorganization”), which may be carried out in a single transaction or in a series of transactions, and the restrictions set forth in this Section 1.9(b) shall not prohibit Transfers by and among the Founder, the Feffer Parties and any shareholding vehicles respectively owned by them in connection therewith; provided, that (x) each of the Founder and the Feffer Parties hereby agree, severally and not jointly, to indemnify and reimburse the Company for any and all liabilities, losses, damages, costs and expenses incurred by the Company in relation to any Taxes in respect of, arising out of, or in connection with, the transactions carried out by or on behalf of the Founder or the Feffer Parties, as the case may be, in connection with the Shareholder Reorganization, (y) such Shareholder Reorganization shall be coordinated by the Company and shall not take place unless, and until, the Company provides written permission for its implementation, and (z) the beneficial ownership of Equity Interests by the Founder and the Feffer Parties, respectively, shall remain unchanged as a result of the Shareholder Reorganization. For purposes of this Agreement, “Feffer Parties” means, collectively, Fourbac Participações S/A and its shareholders Campo Limpo Comércio e Representações Ltda, Sollar Comércio e Participações Ltda., Ultrassom Serviços de Áudio Ltda., Oxumaré Comércio e Participações Ltda. and any of their respective Affiliates who may become holders of Equity Interests in accordance with terms of this Agreement.

(c)            Schedule A hereto shall be deemed to be updated to reflect any Transfer permitted under this Agreement.

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Article II
REPRESENTATIONS AND WARRANTIES OF THE EQUITY HOLDERS

2.1            Each Equity Holder hereby represents and warrants to Newco, XPAC and PubCo, severally but not jointly, that:

(a)            Title. The Equity Holder holds good, valid and marketable title to the Equity Interests set forth opposite the Equity Holder’s name on Schedule A, free and clear of any mortgage, pledge, security interest, conditional sale or other title retention agreement, encumbrance, lien, easement, option, debt, charge, claim or restriction of any kind except for restrictions under the existing shareholders agreements set forth in Schedule B hereto (collectively, the “Shareholders’ Agreements”), and as disclosed on Schedule A.

(b)            Authorization. The Equity Holder has full power and authority (including any spouse consent) to enter into this Agreement, and this Agreement, assuming the due authorization, execution and delivery of this Agreement by all other Parties, constitutes its valid and legally binding obligation, enforceable in accordance with its terms, except as such enforceability may be limited by bankruptcy Laws, other similar Laws affecting creditors’ rights and general principles of equity affecting the availability of specific performance and other equitable remedies.

(c)            No Conflict. Neither the execution and delivery of this Agreement by the Equity Holder, nor the performance of the Equity Holder’s obligations hereunder (i) violates any provision of any Law applicable to the Equity Holder, (ii) if the Equity Holder is not an individual, would, directly or indirectly, result in any breach of any provision of the Equity Holder’s Organizational Documents, (iii) conflicts with, result in a breach under or give rise to any right of termination of any document, agreement or instrument to which the Equity Holder is a party, or (iv) result in the creation or imposition of any mortgage, pledge, security interest, conditional sale or other title retention agreement, encumbrance, lien, easement, option, debt, charge, claim or restriction of any kind upon the Equity Interests.

(d)            No Consents. No consent, waiver, approval, Governmental Order or authorization of, or registration, qualification, designation, declaration or filing with, any court, administrative agency or commission or any other Governmental Authority, instrumentality, agency or commission or any third party (including a party to any agreement with the Equity Holder or any spouse consent), is required by or with respect to the execution or delivery of this Agreement or the consummation of the transactions contemplated hereby.

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(e)            Ownership. The Equity Holder is the beneficial and record owner of the Equity Interests set forth next to the Equity Holder’s name on Schedule A. The Equity Interests set forth on Schedule A collectively constitute 100% of the Equity Holders’ interest in the Company. The Equity Holder does not own, beneficially or of record, any other equity, equity-linked or similar securities of the Company or any of its Subsidiaries or have the right to acquire any equity, equity-linked or similar securities of the Company or any of its Subsidiaries. The Equity Holder acknowledges that the Equity Holder’s agreement to contribute all of the equity securities of the Company held by the Equity Holder into Newco pursuant to Section 1.1 hereto is a material inducement to Newco’s obligation to issue the Newco Shares to the Equity Holder or to each of its Shareholder Entity, if any. As such, if after the execution of this Agreement it is discovered that the Equity Holder is directly or indirectly the owner of any additional membership, equity or ownership interests not reflected next to such Equity Holder’s name on Schedule A (an “Undisclosed Interest”), such Equity Holder hereby agrees to contribute, assign, Transfer, convey and deliver to Newco all of such Equity Holder’s right, title and interest in and to such Undisclosed Interest. By executing this Agreement, each Equity Holder further represents that it does not have any contract, undertaking, agreement or arrangement with any Person to sell, Transfer or grant participations to such Person or to any Person, with respect to any of the Equity Interests except as provided for in this Agreement and the other Transaction Documents, the Shareholders’ Agreements and as disclosed on Schedule A. The Equity Holder has the sole right to vote (and provide consent in respect of, as applicable) the Equity Interests set forth next to the Equity Holder’s name on Schedule A and, except for this Agreement and the other Transaction Documents, the Shareholders’ Agreements and as disclosed on Schedule A, the Equity Holder is not party to or bound by (i) any option, warrant, purchase right, or other Contract that could (either alone or in connection with one or more events, developments or events (including the satisfaction or waiver of any conditions precedent)) require the Equity Holder to Transfer any of the Equity Interests or (ii) any voting trust, proxy or other Contract with respect to the voting or Transfer of any of the Equity Interests.

(f)            No Action. There is no Action pending or, to the Equity Holder’s knowledge, threatened in writing against or involving the Equity Holder or any of his, her or its Affiliates that, if adversely decided or resolved, would reasonably be expected to adversely affect the ability of the Equity Holder to perform, or otherwise comply with, any of its covenants, agreements or obligations under this Agreement in any material respect.

(g)            No Governmental Order or Law. There is no Governmental Order or Law issued by any court of competent jurisdiction or other Governmental Authority, or other legal restraint or prohibition relating to the Equity Holder or any of his, her or its Affiliates that could reasonably be expected to adversely affect the ability of the Equity Holder to perform, or otherwise comply with, any of its covenants, agreements or obligations under this Agreement in any material respect.

(h)            Independent Review and Access to Information. The Equity Holder, on his, her or its own behalf and on behalf of his, her or its Representatives, acknowledges, represents, warrants and agrees that (i) he, she or it has conducted his, her or its own independent review and analysis of, and, based thereon, has formed an independent judgment concerning, the business, assets, condition, operations and prospects of, Newco, the Company, Merger Sub 1, Merger Sub 2, XPAC and PubCo and the transactions contemplated by this Agreement, the Business Combination Agreement and the other Transaction Documents and (ii) he, she or it has been furnished with or given access to such documents and information about Newco, the Company, Merger Sub 1, Merger Sub 2, XPAC and PubCo and their respective businesses and operations as he, she or it and his, her or its Representatives have deemed necessary to enable him, her or it to make an informed decision with respect to the execution, delivery and performance of this Agreement or the other Transaction Documents to which he, she or it is or will be a party and the transactions contemplated hereby and thereby.

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(i)            No Further Representations. In entering into this Agreement and the other Transaction Documents to which he, she or it is or will be a party, the Equity Holder has relied solely on his, her or its own investigation and analysis and the representations and warranties expressly set forth in the Transaction Documents to which he, she or it is or will be a party and no other representations or warranties of Newco, the Sponsor, XPAC, Merger Sub 1, Merger Sub 2 or PubCo (including, for the avoidance of doubt, none of the representations or warranties of XPAC, Merger Sub 1, Merger Sub or PubCo set forth in the Business Combination Agreement or any other Transaction Document) or any other Person, either express or implied, and the Equity Holder, on his, her or its own behalf and on behalf of his, her or its Representatives, acknowledges, represents, warrants and agrees that, except for the representations and warranties expressly set forth in this Agreement or in the other Transaction Documents to which he, she or it is or will be a party, none of Newco, XPAC, Merger Sub 1, Merger Sub or PubCo or any other Person makes or has made any representation or warranty, either express or implied, in connection with or related to this Agreement, the Business Combination Agreement or the other Transaction Documents or the transactions contemplated hereby or thereby.

Article III
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

3.1            The Company hereby represents and warrants to each Equity Holder that:

(a)            Organization. The Company is a closely held company, duly organized, validly existing and in good standing under the Laws of the Federative Republic of Brazil and has all requisite corporate power and authority to carry on its business as now conducted and as proposed to be conducted. As of the Effective Date, the Company is duly qualified to transact business and is in good standing in each jurisdiction in which the failure to so qualify would have a material adverse effect on its business or properties.

(b)            Authorization. The Company has full power and authority to enter into this Agreement, and this Agreement, assuming the due authorization, execution and delivery of this Agreement by all other Parties, constitutes a valid and legally binding obligation, enforceable in accordance with its terms, except as such enforceability may be limited by bankruptcy Laws, other similar Laws affecting creditors’ rights and general principles of equity affecting the availability of specific performance and other equitable remedies.

(c)            No Conflict. Neither the execution and delivery of this Agreement by the Company nor the performance of the Company’s obligations hereunder (i) violates any provision of Law applicable to the Company or conflicts with any document, agreement or instrument to which the Company is a party.

Article IV
MISCELLANEOUS

4.1            Notices. Any notice, consent or request to be given in connection with any of the terms or provisions of this Agreement (“Notice”) shall be in writing and shall be sent or given in accordance with the terms of Section 11.3 of the Business Combination Agreement to the applicable Party at its principal place of business. Any Notice to any Equity Holder shall be in writing and sent to the applicable address set forth on the signature page hereto. Any Notice to Newco shall be in writing and sent to the address set forth on the Newco Joinder Agreement to the Voting and Support Agreement.

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4.2            Entire Agreement. This Agreement and the other agreements referenced herein constitute the entire agreement and understanding of the Parties hereto in respect of the subject matter hereof and supersede all prior understandings, agreements, or representations by or among the Parties hereto, written or oral, to the extent they relate in any way to the subject matter hereof or the transactions contemplated hereby. This Agreement may be amended or modified in whole or in part only by a duly authorized instrument in writing signed by or on behalf of each of the Parties.

4.3            Assignment. No Party shall assign or delegate (in whole or in part) its rights or obligations under this Agreement without the prior written consent of the other Parties.

4.4            Binding Nature. This Agreement shall be binding upon and inure to the benefit of the Parties and their respective successors and permitted assigns and shall be enforceable by the Parties hereto and their respective successors and permitted assigns.

4.5            Termination. This Agreement shall automatically terminate upon the earliest to occur of (a) the Acquisition Closing and (b) the date on which the Business Combination Agreement is terminated for any reason in accordance with its terms. In the event of a valid termination of the Business Combination Agreement, this Agreement shall be of no force and effect. No such termination or reversion shall relieve any Equity Holder from any obligation accruing, or Liability resulting from an intentional breach of this Agreement occurring prior to such termination or reversion

4.6            Miscellaneous. Sections 1.3, 11.2, 11.7 through 11.9 and 11.16 through 11.17 of the Business Combination Agreement shall apply mutatis mutandis to this Agreement.

[Remainder of this page was intentionally left in blank. Execution pages follow.]

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IN WITNESS WHEREOF, the Parties have executed and delivered this Voting and Support Agreement as of the date first above written.

XPAC:

XPAC Acquisition Corp.

By:	/s/ Chu Chiu Kong
Name: Chu Chiu Kong
Title: Chief Executive Officer and Chairman of the Board of Directors

[Signature Page to Voting and Support Agreement]

PUBCO:

SUPERBAC PubCo Holdings Inc.

By:	/s/ Wilson Ernesto da Silva
Name: Wilson Ernesto da Silva
Title: Director

[Signature Page to Voting and Support Agreement]

COMPANY:

SuperBac Biotechnology Solutions S.A.

By:	/s/ Luiz Augusto Chacon de Freitas Filho
Name: Luiz Augusto Chacon de Freitas Filho
Title: Chief Executive Officer

[Signature Page to Voting and Support Agreement]

EQUITY HOLDER:

Bio-Gênesis Participações S.A.

By:	/s/ Luiz Augusto Chacon de Freitas Filho
Name: Luiz Augusto Chacon de Freitas Filho
Title: Officer

[Signature Page to Voting and Support Agreement]

EQUITY HOLDER:

Sommerville Investments B.V.

By:	/s/ Bruno de Luca Zanatta
Name: Bruno de Luca Zanatta
Title: Procurador

[Signature Page to Voting and Support Agreement]

EQUITY HOLDER:

Orjen Investments Pte. Ltd.

By:	/s/ Bruno de Luca Zanatta
Name: Bruno de Luca Zanatta
Title: Procurador

[Signature Page to Voting and Support Agreement]

EQUITY HOLDER:

SB Participações S.A.

By:	/s/ Luiz Augusto Chacon de Freitas Filho
Name: Luiz Augusto Chacon de Freitas Filho
Title: Officer

[Signature Page to Voting and Support Agreement]

EQUITY HOLDER:

Fourbac Participações S.A.

By:	/s/ Marcel Paes de Almeida Piccinno
Name: Marcel Paes de Almeida Piccinno
Title: Officer

By:	/s/ Maria Cecília Castro Neves Ipiña
Name: Maria Cecília Castro Neves Ipiña
Title: Legal

[Signature Page to Voting and Support Agreement]

EQUITY HOLDER:

/s/ Luiz Augusto Chacon de Freitas Filho
Luiz Augusto Chacon de Freitas Filho

[Signature Page to Voting and Support Agreement]

EQUITY HOLDER:

GIC Patrimonial Ltda.

By:	/s/ Luiz Augusto de Chacon Freitas
Name: Luiz Augusto de Chacon Freitas
Title: Presidente

  [Signature Page to Voting and Support Agreement]

Schedule A

Equity Interests

[Schedule A has been omitted in accordance with Item 601(b)(2) of Regulation S-K. XPAC agrees to furnish supplementally a copy of Schedule A to the SEC upon its request.]

Schedule B

Existing Shareholders’ Agreements

[Schedule B has been omitted in accordance with Item 601(b)(2) of Regulation S-K. XPAC agrees to furnish supplementally a copy of Schedule B to the SEC upon its request.]

Schedule B-1

Exhibit A

Form of Newco Joinder Agreement to the Voting and Support Agreement

JOINDER AGREEMENT

This Joinder Agreement (this “Agreement”) is entered into as of [●], by and among (i) SUPERBAC PubCo Holdings Inc., an exempted company limited by shares incorporated under the Laws of the Cayman Islands (“PubCo”), (ii) SuperBac Biotechnology Solutions S.A., a corporation incorporated under the Laws of Brazil (“Company”), (iii) XPAC Acquisition Corp., an exempted company limited by shares incorporated under the Laws of the Cayman Islands (“XPAC”) and (iv) [Newco], an exempted company incorporated with limited liability in the Cayman Islands (“Newco”). Capitalized terms used in this Agreement and not otherwise defined have the meanings ascribed to such terms in the Voting and Support Agreement (as defined below).

RECITALS

WHEREAS, on [●], Newco has been formed; and

WHEREAS, pursuant to Section 1.4 of the Voting and Support Agreement (the “Voting and Support Agreement”) entered into as of April 25, 2022 by and among PubCo, the Company, XPAC and the Equity Holders, the Equity Holders shall cause Newco to join as a party to the Voting and Support Agreement as a Party by entering into and delivering this Agreement.

NOW, THEREFORE, intending to be legally bound, in consideration of the foregoing and the mutual covenants and agreements herein contained, the parties hereto hereby agree as follows:

1.            Representations and Warranties of Newco. On the date hereof, Newco hereby represents and warrants to each Equity Holder that:

(a)            Newco is a company duly incorporated, validly existing and in good standing under the laws of the Cayman Islands and has all requisite corporate power and authority to carry on its business as now conducted and as proposed to be conducted. As of the Effective Date, Newco is duly qualified to transact business and are in good standing in each jurisdiction in which the failure to so qualify would have a material adverse effect on their business or properties.

(b)            Newco has full power and authority to enter into this Agreement, and this Agreement constitutes a valid and legally binding obligation of Newco, enforceable against Newco in accordance with its terms, except as such enforceability may be limited by bankruptcy Laws, other similar Laws affecting creditors’ rights and general principles of equity affecting the availability of specific performance and other equitable remedies.

(c)            Neither the execution and delivery of this Agreement by Newco nor the performance of Newco’s obligations hereunder (i) violates any provision of Law applicable to Newco or conflicts with any document, agreement or instrument to which Newco is a party.

Exhibit A-1

2.            Agreements of Newco.

Newco hereby agrees to become a party to the Voting and Support Agreement and to be bound by the provisions of the Voting and Support Agreement applicable to Newco.

3.            Consent.

Newco hereby consents to the adoption of the Voting and Support Agreement and agrees to perform Newco’s obligations herein and therein.

4.            Termination.

This Agreement shall automatically terminate, without any action of any party hereto, upon termination of the Voting and Support Agreement in accordance with the terms of the Voting and Support Agreement. The effect of termination of this Agreement shall be governed by the provisions of Section 4.5 of the Voting and Support Agreement.

5.            Notices to Newco.

All general notices, demands or other communications required or permitted to be given or made to Newco hereunder or under the Voting and Support Agreement shall comply with the terms of Section 11.3 of the Business Combination Agreement and be addressed and sent to the following addresses and contacts of Newco:

[●]
[●]
Email: [●]
Attention: [●]

with a copy (which shall not constitute notice) to:

Skadden, Arps, Slate, Meagher & Flom LLP
Av. Brigadeiro Faria Lima, 3311, 7th Floor
São Paulo, SP 04538-133
Email: Filipe.Areno@skadden.com
Attention: Filipe B. Areno

6.            Miscellaneous.

The parties hereto hereby agree to incorporate by reference Section XI of the Business Combination Agreement into this Agreement which shall apply mutatis mutandis to this Agreement.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first written above.

[Signature Pages Follow]

Exhibit A-2

XPAC:

XPAC Acquisition Corp.

By:
Name:
Title:

[Signature Page to the Newco Joinder Agreement to the Voting and Support Agreement]

PUBCO:

SUPERBAC PubCo Holdings Inc.

By:
Name:
Title:

[Signature Page to the Newco Joinder Agreement to the Voting and Support Agreement]

COMPANY:

SuperBac Biotechnology Solutions S.A.

By:
Name:
Title:

[Signature Page to the Newco Joinder Agreement to the Voting and Support Agreement]

NEWCO:

[●]

By:
Name:
Title:

[Signature Page to the Newco Joinder Agreement to the Voting and Support Agreement]

Exhibit 10.3

LOCK-UP AGREEMENT

This Lock-Up Agreement (this “Agreement”) is made as of April 25, 2022, by and among (i) SUPERBAC PubCo Holdings Inc., an exempted company limited by shares incorporated under the laws of the Cayman Islands (“PubCo”), (ii) SuperBac Biotechnology Solutions S.A., a corporation incorporated under the laws of the Brazil (the “Company”), (iii) XPAC Acquisition Corp., an exempted company limited by shares incorporated under the laws of the Cayman Islands (“XPAC”), (iv) XPAC Sponsor LLC, a Cayman Islands limited liability company (the “Sponsor”) and (v) each of the undersigned parties listed on the signature pages hereto under “Equity Holders” (each such undersigned party, an “Equity Holder”).

WHEREAS, concurrently with the execution of this Agreement, PubCo, the Company, XPAC, BAC1 Holdings Inc., an exempted company limited by shares incorporated under the laws of the Cayman Islands and BAC2 Holdings Inc., an exempted company limited by shares incorporated under the laws of the Cayman Islands, entered into a Business Combination Agreement (as it may be amended, supplemented or otherwise modified from time to time, the “Business Combination Agreement”); and

WHEREAS, in connection with the Business Combination Agreement, the Parties hereto desire to enter into this Agreement, pursuant to which the Lock-Up Securities (as defined below) shall become subject to limitations on transfer and disposition as set forth herein and the forfeiture provisions shall apply in respect of Net Vested PubCo Shares as set forth herein.

NOW, THEREFORE, in consideration of the foregoing premises and the mutual covenants and agreements contained herein and for other good and valuable consideration, the receipt, sufficiency and adequacy of which are hereby acknowledged, intending to be legally bound, the parties hereto agree as follows:

Section 1.                Definitions. Capitalized terms used and not defined herein shall have the respective meanings assigned to them in the Business Combination Agreement. In addition, in this Agreement:

(a)            “affiliate” shall have the meaning set forth in Rule 405 under the Securities Act of 1933, as amended;

(b)            “Agreement” has the meaning set forth in the Preamble;

(c)            “Company” has the meaning set forth in the Preamble;

(d)            “Equity Holder” has the meaning set forth in the Preamble;

(e)            “immediate family” shall mean a spouse, domestic partner, child, grandchild or other lineal descendant (including by adoption), father, mother, brother or sister of the applicable party hereto;

(f)            “Liquidation Event” means a liquidation, merger, capital stock exchange, reorganization, sale of all or substantially all assets or other similar transaction involving PubCo upon the consummation of which holders of PubCo Securities would be entitled to exchange their PubCo Securities for cash, securities or other property, at any time following the Acquisition Closing Date;

(g)            “Lock-Up Period” means:

(i)            with respect to any Lock-Up Securities held directly or indirectly by the Founder, the period beginning on the Acquisition Closing Date and ending on the two (2)-year anniversary of the Acquisition Closing Date;

(ii)            with respect to any Lock-Up Securities held directly or indirectly by the Temasek Parties, the period beginning on the Acquisition Closing Date and ending on the six (6) months anniversary of the Acquisition Closing Date;

(iii)            with respect to any Lock-Up Securities other than Net Vested PubCo Shares held directly or indirectly by any Equity Holder other than the Founder or the Temasek Parties, the period beginning on the Acquisition Closing Date and ending on the date that is six (6) months after the Acquisition Closing Date; and

(iv)            with respect to any Lock-Up Securities that are Net Vested PubCo Shares held directly or indirectly by any Equity Holder, the period beginning on the Acquisition Closing Date and ending on the three (3)-year anniversary of the Acquisition Closing Date;

(h)            “Lock-Up Securities” means, in relation to an Equity Holder, the PubCo Securities held directly or indirectly by the relevant Equity Holder on the Acquisition Closing Date immediately following the consummation of the Mergers; provided, that such number of PubCo Securities held directly or indirectly by the Founder as are sold (in one or more transactions) to realize aggregate net sale proceeds of the equivalent of R$70.0 million (seventy million Brazilian reais) (the “Founder’s Excluded Securities”) shall not be subject to the restrictions set forth in this Lock-up Agreement, and Transfers of Founder’s Excluded Securities to any Person shall not be prohibited by the provisions hereunder;

(i)            “Parties” means, collectively, PubCo, the Company, XPAC, the Sponsor, and the Equity Holders; and “Party” means any of the Parties individually;

(j)            “Person” means any individual, corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any limited liability company or joint stock company), firm or other enterprise, association, organization, entity or Governmental Entity;

(k)            “Prohibited Transfer” has the meaning set forth in Section 2(c);

(l)            “PubCo” has the meaning set forth in the Preamble;

(m)            “PubCo Securities” means any capital stock, including Class A and Class B ordinary shares, or other ownership or equity interests in PubCo and any options, warrants or other securities (for the avoidance of doubt, including debt securities) that are directly or indirectly convertible into, or exercisable or exchangeable for, such capital stock, ownership or equity interests or options (whether or not such derivative securities are issued by PubCo);

(n)            “Sponsor” has the meaning set forth in the Preamble;

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(o)            “Transfer” means the (i) direct or indirect transfer, sale or assignment of, offer to sell, contract or any agreement to sell, hypothecate, pledge, encumber grant of any option, right or warrant to purchase or otherwise dispose of, or any agreement to transfer or dispose of, directly or indirectly, or establishment or increase of a put equivalent position or liquidation with respect to or decrease of a call equivalent position within the meaning of Section 16 of the Exchange Act and the rules and regulations of the SEC promulgated thereunder with respect to, any security, (ii) entry into any swap or other arrangement that directly or indirectly transfers to another, in whole or in part, any of the economic consequences of ownership of any security, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise, or (iii) public announcement of any intention to effect any transaction specified in clause (i) or (ii); and

(p)            “XPAC” has the meaning set forth in the Preamble.

Section 2.      Lock-Up.

(a)            Except with the prior written consent of the Sponsor (such consent to be given or withheld in its sole discretion), during the applicable Lock-Up Period, each Equity Holder severally (and not jointly and severally) agrees not to (i) Transfer any of its Lock-Up Securities, (ii) enter into any option, warrant, purchase right or other Contract that could (either alone or in connection with one or more events, developments or events (including the satisfaction or waiver of any conditions precedent)) require the Equity Holder to Transfer any of its Lock-Up Securities, or (iii) take any actions in furtherance of any of the matters described in the foregoing clauses (i) or (ii). Notwithstanding the foregoing or anything to the contrary herein, the foregoing restrictions shall not prohibit a Transfer (x) if such Equity Holder is not an individual or a trust, to any of its officers or directors, affiliates and its employees or any family member of any of its officers or directors, any affiliate or family member of any of its officers or directors, any affiliate of its controlling shareholder or to any members of its controlling shareholder or any of their affiliates, to any investment fund or other entity controlling, controlled by, managing or managed by or under common control with it or its affiliates or who shares a common investment advisor with the it, to a nominee or custodian holding securities on behalf of a beneficial owner to whom a disposition or transfer would be permissible under this clause (x), by virtue of the laws of the state of the entity’s organization and the entity’s organizational documents upon dissolution of the entity, or in connection with any bona fide mortgage, encumbrance or pledge to a financial institution in connection with any bona fide loan or debt transaction or enforcement thereunder, including foreclosure thereof, (y) if such Equity Holder is an individual or a trust, (A) by virtue of laws of descent and distribution upon death of the individual, (B) pursuant to a court order, such as a qualified domestic relations order, divorce decree or separation agreement, (C) to any member of such Equity Holder’s immediate family or any trust for the direct or indirect benefit of such Equity Holder or the immediate family of such Equity Holder, an affiliate of such individual or to a charitable organization or (D) by private sales or Transfers made in connection with any forward purchase agreement or similar arrangement, or (z) if such Equity Holder is (A) a Founder, to another Founder, or (B) a Temasek Party, to another Temasek Party; provided, however, that (x) such Equity Holder shall, and shall cause any such transferee of his, her or its Lock-Up Securities, to enter into a written agreement, in form and substance reasonably satisfactory to the Sponsor, agreeing to be bound by this Agreement prior and as a condition to the occurrence of such Transfer, and (y) such transferee shall receive and hold the Lock-Up Securities subject to the provisions of this Agreement applicable to the transferring Equity Holder, and there shall be no further Transfer of such Lock-Up Securities except in accordance with the terms of this Agreement and of the agreement entered into between such transferee and the Sponsor. For the avoidance of doubt, in respect of any Equity Holder that is majority owned or controlled by the Founder that has minority interests, the Lock-Up Period applicable to Lock-Up Securities held directly or indirectly by an Equity Holder (other than the Founder) in respect of such minority interests shall be the period specified in paragraph (ii) of the definition of “Lock-Up Period” and not the period applicable to the Founder.

(b)            If any Transfer is made or attempted in violation of or contrary to the terms of this Agreement (a “Prohibited Transfer”), such purported Prohibited Transfer shall be null and void ab initio, and PubCo shall refuse to recognize any such purported transferee of the Lock-Up Securities as one of PubCo’s equity holders for any purpose.

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(c)            If, between the Acquisition Closing Date and the end of the applicable Lock-Up Period, the outstanding PubCo Securities shall have been changed into a different number of shares or a different class, by reason of any stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares, or any similar transaction affecting the outstanding PubCo Securities, then any number, value (including dollar value) or amount contained herein which is based upon the number of PubCo Securities will be equitably adjusted for such dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares, or any similar transaction. Any adjustment under this Section 2(c) shall become effective at the date and time that such stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares, or any similar transaction became effective. For the avoidance of doubt, no change of units or shares pursuant to the transactions contemplated by the Business Combination Agreement shall constitute a stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares, or similar transaction requiring an equitable adjustment.

(d)            The restrictions set forth in this Agreement shall not limit the rights of an Equity Holder to exercise such Equity Holder’s rights as a stockholder of PubCo during the Lock-Up Period, including the right to vote any Lock-Up Securities.

Section 3.      Release. In the event that (i) PubCo releases, in full or in part, any director or officer of PubCo or any other party subject to a lock-up agreement and (ii) such release or series of releases cumulatively relates to more than three percent (3%) of then total issued and outstanding ordinary shares of PubCo (a “Relevant Release”), then the Equity Holders shall be automatically released from the restrictions on Transfer set forth in this Agreement to the same extent, with respect to the same percentage of the PubCo Securities of such Equity Holders as the percentage of the PubCo Securities being released with respect to the released party represent with respect to the PubCo securities held by the released party (calculated as a percentage of the total outstanding shares of PubCo Securities held by the released party) at the time of the request made for the release by the released party. In the event of any such release, PubCo shall use its reasonable best efforts to notify the Equity Holders within two (2) Business Days of the occurrence of the release. The provisions of this Section 3 shall not apply to any Relevant Release in relation to an Equity Holder that held, prior to such Relevant Release, less than one percent (1%) of then total issued and outstanding ordinary shares of PubCo.

Section 4.      Forfeiture of Net Vested PubCo Shares upon a Forfeiture Event. Each Equity Holder that holds Lock-Up Securities that are Net Vested PubCo Shares on the Acquisition Effective Time immediately following the consummation of the Mergers agrees that, during the Forfeiture Period, upon the occurrence of a Forfeiture Event with respect to a Forfeiting Net Vested Holder, such Forfeiting Net Vested Holder shall, without any action on the part of such Forfeiting Net Vesting Holder, automatically forfeit all of their Lock-Up Securities that are Net Vested PubCo Shares and such Net Vested PubCo Shares shall be cancelled for no consideration, except as provided in the immediately following sentence. Notwithstanding the foregoing, such Forfeiting Net Vested Holder shall be entitled to receive from PubCo, no later than ten (10) Business Days following the occurrence of such Forfeiture Event with respect to such Forfeiting Net Vested Holder, a payment in cash in an aggregate amount equal to the Aggregate Exercise Price relating to such Lock-Up Securities that are Net Vested PubCo Shares (as equitably adjusted for stock splits, stock dividends, cash dividends, reorganizations, combinations, recapitalizations and similar transactions affecting such Net Vested PubCo Shares), plus interest thereon at the IPCA Rate from the Acquisition Closing Date to the date of such payment.

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Section 5.      Joinder Agreement. The Company hereby agrees to use its reasonable best efforts to cause additional Existing Company Shareholders who are not Parties hereto to join as a party to this Agreement, to the extent practicable, by executing and delivering a joinder (a “Joinder”) to this Agreement in the form set out in the Exhibit to this Agreement. Pursuant to each such Joinder, any reference in this Agreement to a covenant, agreement or obligation of an Equity Holder (or any reference to any compliance with, or breach of, any such covenant, agreement or obligation) shall also constitute a reference to a covenant, agreement or obligation of the Existing Company Shareholder or Shareholder Entity (as applicable) that has executed such Joinder (or any reference to any compliance with, or breach of, any such covenant, agreement or obligation).

Section 6.      Termination. This Agreement shall be binding upon each Equity Holder upon such Equity Holder’s execution and delivery of this Agreement, but this Agreement shall only become effective upon the Acquisition Closing. Notwithstanding anything to the contrary contained herein, in the event that the Business Combination Agreement is terminated in accordance with its terms prior to the Acquisition Closing, this Agreement and all rights and obligations of the Parties hereunder shall automatically terminate and be of no further force or effect. If the Acquisition Closing takes place, the provisions of this Agreement, other than this Section 6 and Section 11, shall terminate and be of no further force or effect upon the first to occur of (i) the date of a Liquidation Event and (ii) the date that all of the Lock-Up Securities are no longer subject to the lock-up restrictions set forth in Section 2(a).

Section 7.      Specific Enforcement. The Parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. The Parties further agree that each Party shall be entitled to seek specific performance of the terms hereof and immediate injunctive relief and other equitable relief to prevent breaches, or threatened breaches, of this Agreement, without the necessity of proving the inadequacy of money damages as a remedy and without bond or other security being required, this being in addition to any other remedy to which they are entitled at law or in equity. Each Party hereby acknowledges and agrees that it may be difficult to prove damages with reasonable certainty, that it may be difficult to procure suitable substitute performance, and that injunctive relief and/or specific performance will not cause an undue hardship to the Parties. Each Party hereby further acknowledges that the existence of any other remedy contemplated by this Agreement does not diminish the availability of specific performance of the obligations hereunder or any other injunctive relief. Each Party hereby further agrees that in the event of any action by any other Party for specific performance or injunctive relief, the first Party will not assert that a remedy at law or other remedy would be adequate or that specific performance or injunctive relief in respect of such breach or violation should not be available on the grounds that money damages are adequate or any other grounds.

Section 8.      Entire Agreement. This Agreement and the other Transaction Documents together constitute the entire agreement and understanding of the parties hereto in respect of the subject matter hereof and supersede all prior understandings, agreements or representations, both written and oral, by or among the Parties hereto with respect to the subject matter hereof.

Section 9.      Waiver. Except as otherwise expressly provided herein, no delay, failure or waiver by any party to exercise any right or remedy under this Agreement and no partial or single exercise of any such right or remedy, will operate to limit, preclude, cancel, waive or otherwise affect such right or remedy, nor will any single or partial exercise of such right or remedy limit, preclude, impair or waive any further exercise of such right or remedy or the exercise of any other right or remedy. For purposes of this Agreement, no course of dealing among any or all of the Parties shall operate as a waiver of the rights or remedies hereof. The rights and remedies herein provided are exclusive, and not cumulative, of any rights or remedies provided by applicable Law. No provision hereof may be waived otherwise than by a written instrument signed by the Party or Parties so waiving such provision as contemplated herein.

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Section 10.      Notices. Any notice, consent or request to be given in connection with any of the terms or provisions of this Agreement shall be in writing and shall be sent or given in accordance with the terms of Section 11.3 of the Business Combination Agreement to the applicable Party at its principal place of business. Any notice to any Equity Holder shall be sent to the address set forth on the signature page hereto.

Section 11.      Miscellaneous.

(a)            Governing Law; Consent to Jurisdiction; Waiver of Jury Trial. Section 11.7 and Section 11.8 of the Business Combination Agreement are incorporated herein by reference, mutatis mutandis.

(b)            Severability. In the event that any term, provision, covenant or restriction of this Agreement, or the application thereof, is held to be illegal, invalid or unenforceable under any present or future Law: (a) such provision will be fully severable; (b) this Agreement will be construed and enforced as if such illegal, invalid or unenforceable provision had never comprised a part hereof; (c) the remaining provisions of this Agreement will remain in full force and effect and will not be affected by the illegal, invalid or unenforceable provision or by its severance herefrom; and (d) in lieu of such illegal, invalid or unenforceable provision, there will be added automatically as a part of this Agreement a legal, valid and enforceable provision as similar in terms of such illegal, invalid or unenforceable provision as may be possible.

(c)            Counterparts. This Agreement, the Transaction Agreements and each other document executed in connection with the Transactions, and the consummation thereof, may be executed in one or more counterparts, all of which shall be considered one and the same document and shall become effective when one or more counterparts have been signed by each of the Parties and delivered to the other Parties, it being understood that all Parties need not sign the same counterpart. Delivery by electronic transmission to counsel for the other Parties of a counterpart executed by a Party shall be deemed to meet the requirements of the previous sentence.

(d)            Titles and Headings. The titles, captions and table of contents in this Agreement are for reference purposes only, and shall not affect in any way the meaning or interpretation of this Agreement.

(e)            Assignment; Successors and Assigns; No Third Party Rights. No Party hereto may assign, directly or indirectly, including by operation of law, either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the other parties. Subject to the foregoing sentence, this Agreement shall be binding upon and shall inure to the benefit of the Parties hereto and their respective successors and permitted assigns, and nothing herein, express or implied, is intended to or shall confer upon any other Person any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement. Any purported assignment or delegation made in violation of this provision shall be void and of no force or effect.

(f)            Amendments and Modifications. This Agreement may be amended or modified in whole or in part only by a duly authorized agreement in writing in the same manner as this Agreement, which makes reference to this Agreement and which shall be executed by all the Parties hereto.

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(g)            Further Assurances. Each Party hereto shall execute and deliver such additional documents as may be necessary or desirable to effect the transactions contemplated by this Agreement.

[Signature pages follow]

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IN WITNESS WHEREOF, the parties hereto have executed and delivered this Agreement as of the date first written above.

XPAC ACQUISITION CORP.

By:	/s/ Chu Chiu Kong
Name: Chu Chiu Kong
Title: Chief Executive Officer and Chairman of the Board of Directors

[Signature Page to the Lock-Up Agreement]

SUPERBAC PUBCO HOLDINGS INC.

By:	/s/ Wilson Ernesto da Silva
Name: Wilson Ernesto da Silva
Title: Director

[Signature Page to the Lock-Up Agreement]

SUPERBAC BIOTECHNOLOGY SOLUTIONS S.A.

By:	/s/ Luiz Augusto Chacon de Freitas Filho
Name: Luiz Augusto Chacon de Freitas Filho
Title: Chief Executive Officer

[Signature Page to the Lock-Up Agreement]

XPAC SPONSOR LLC

By:	/s/ Chu Chiu Kong
Name: Chu Chiu Kong
Title: Manager

[Signature Page to the Lock-Up Agreement]

EQUITY HOLDER:

BIO-GÊNESIS PARTICIPAÇÕES S.A.

By:	/s/ Luiz Augusto Chacon de Freitas Filho
Name: Luiz Augusto Chacon de Freitas Filho
Title: Officer

[Signature Page to the Lock-Up Agreement]

EQUITY HOLDER:

SOMMERVILLE INVESTMENTS B.V.

By:	/s/ Bruno de Luca Zanatta
Name: Bruno de Luca Zanatta
Title: Procurador

[Signature Page to the Lock-Up Agreement]

EQUITY HOLDER:

ORJEN INVESTMENTS PTE. LTD.

By:	/s/ Bruno de Luca Zanatta
Name: Bruno de Luca Zanatta
Title: Procurador

[Signature Page to the Lock-Up Agreement]

EQUITY HOLDER:

SB PARTICIPAÇÕES S.A.

By:	/s/ Luiz Augusto Chacon de Freitas Filho
Name: Luiz Augusto Chacon de Freitas Filho
Title: Officer

[Signature Page to the Lock-Up Agreement]

EQUITY HOLDER:

FOURBAC PARTICIPAÇÕES S.A.

By:	/s/ Marcel Paes de Almeida Piccinno
Name: Marcel Paes de Almeida Piccinno
Title: Officer

By:	/s/ Maria Cecília Castro Neves Ipiña
Name: Maria Cecília Castro Neves Ipiña
Title: Legal

[Signature Page to the Lock-Up Agreement]

EQUITY HOLDER:

/s/ Daniel Citron
Daniel Citron

[Signature Page to the Lock-Up Agreement]

EQUITY HOLDER:

/s/ André Jafferian Neto
André Jafferian Neto

[Signature Page to the Lock-Up Agreement]

EQUITY HOLDER:

AJNETO PARTICIPAÇÕES LTDA.

By:	/s/ André Jafferian Neto
Name: André Jafferian Neto
Title: Board Member

[Signature Page to the Lock-Up Agreement]

EQUITY HOLDER:

/s/ Luiz Augusto Chacon de Freitas Filho
Luiz Augusto Chacon de Freitas Filho

[Signature Page to the Lock-Up Agreement]

EQUITY HOLDER:

MORUNGABA PARTICIPAÇÕES LTDA.

By:	/s/ Renato Ochman
Name: Renato Ochman
Title: Director

[Signature Page to the Lock-Up Agreement]

OPTIONEE:

/s/ Mozart Soares Fogaça Junior
Mozart Soares Fogaça Junior

[Signature Page to the Lock-Up Agreement]

OPTIONEE:

/s/ Giuliano Pauli
Giuliano Pauli

[Signature Page to the Lock-Up Agreement]

OPTIONEE:

/s/ Wilson Ernesto da Silva
Wilson Ernesto da Silva

[Signature Page to the Lock-Up Agreement]

EQUITY HOLDER:

GIC PATRIMONIAL LTDA.

By:	/s/ Luiz Augusto de Chacon Freitas
Name: Luiz Augusto de Chacon Freitas
Title: Presidente

[Signature Page to the Lock-Up Agreement]

Exhibit

JOINDER AGREEMENT

This Joinder Agreement (this “Agreement”) is made as of [●], by [insert Existing Company Shareholder or Shareholder Entity] (“Joining Equity Holder”), pursuant to, and in accordance with, the Lock-Up Agreement dated as of April 25, 2022, by and among (i) SUPERBAC PubCo Holdings Inc., an exempted company limited by shares incorporated under the laws of the Cayman Islands (“PubCo”), (ii) SuperBac Biotechnology Solutions S.A., a corporation incorporated under the laws of the Brazil (the “Company”), (iii) XPAC Acquisition Corp., an exempted company limited by shares incorporated under the laws of the Cayman Islands (“XPAC”), (iv) XPAC Sponsor LLC, a Cayman Islands limited liability company (the “Sponsor”), and (v) each of the Equity Holder named therein (the “Lock-Up Agreement”). This document shall constitute a Joinder under Section 4 of the Lock-Up Agreement. Capitalized terms used in this Agreement and not otherwise defined have the meanings ascribed to such terms in the Lock-Up Agreement.

RECITALS

WHEREAS, concurrently with the execution of the Lock-Up Agreement, PubCo, XPAC and certain other parties entered into a Business Combination Agreement (as it may be amended, supplemented or otherwise modified from time to time, the “Business Combination Agreement”);

WHEREAS, in connection with the Business Combination Agreement, the Parties entered into the Lock-Up Agreement, pursuant to which the Lock-Up Securities became subject to limitations on transfer and disposition as set forth herein; and

WHEREAS, the Joining Equity Holder shall enter into this Agreement pursuant to Section 4 of the Lock-Up Agreement.

NOW, THEREFORE, intending to be legally bound, in consideration of the foregoing and the mutual covenants and agreements herein contained, the parties hereto hereby agree as follows:

1.            Agreements of the Joining Equity Holder.

The Joining Equity Holder hereby agrees to be bound by the provisions of the Lock-Up Agreement applicable to an Equity Holder. Accordingly, any reference in the Lock-Up Agreement to a covenant, agreement or obligation of an Equity Holder (or any compliance with, or breach of, any such covenant, agreement or obligation) shall also constitute a reference to a covenant, agreement or obligation of the Joining Equity Holder (or any compliance with, or breach of, any such covenant, agreement or obligation).

2.            Termination.

This Agreement shall automatically terminate, without any action on the part of any Party, upon termination of the Lock-Up Agreement in accordance with the terms of the Lock-Up Agreement. The effect of termination of this Agreement shall be governed by the provisions of Section 5 of the Lock-Up Agreement.

5.            Notices to Joining Equity Holder.

All general notices, demands or other communications required or permitted to be given or made to the Joining Equity Holder hereunder or under the Lock-Up Agreement shall comply with the terms of Section 9 of the Lock-Up Agreement and be addressed and sent to the following addresses of the Joining Equity Holder:

[●]
[●]
Email: [●]
Attention: [●]

with a copy (which shall not constitute notice) to:

Skadden, Arps, Slate, Meagher & Flom LLP
Av. Brigadeiro Faria Lima, 3311, 7th Floor
São Paulo, SP 04538-133
Email: Filipe.Areno@skadden.com
Attention: Filipe B. Areno

6. Miscellaneous.

The parties hereto hereby agree to incorporate by reference Section 10 of the Lock-Up Agreement into this Agreement which shall apply mutatis mutandis to this Agreement.

[Signature Pages Follow]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first written above.

XPAC ACQUISITION CORP.

By:
Name:
Title:

[JOINING EQUITY HOLDER]:

By:
Name:
Title:

Exhibit 10.4

FORM OF

INVESTMENT AGREEMENT

THIS INVESTMENT AGREEMENT (this “Agreement”) is made and entered into as of April 26, 2022 (the “Effective Date”) by and among SuperBac Biotechnology Solutions S.A., a corporation (sociedade anônima) incorporated under the laws of Brazil (the “Company”), XPAC Acquisition Corp., an exempted company limited by shares incorporated under the laws of the Cayman Islands (“XPAC”), and each of the undersigned parties listed on Schedule A hereto as the holder of Equity Interests (as defined below) (each such party, acting directly or indirectly through one or more of its Shareholder Entities, if any, an “Equity Holder” and collectively, “Equity Holders”), and, as intervening parties, each of the undersigned parties listed on Schedule A hereto as the holder of Options (as defined below) (each such party, an “Optionee” and collectively, “Optionees”). Each of the Company, the XPAC, the Equity Holders and the Optionees will individually be referred to herein as a “Party” and, collectively, as the “Parties”. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Business Combination Agreement (as defined below).

WHEREAS, each Equity Holder is the legal and beneficial owner of the shares of common or preferred stock of the Company listed next to its name on Schedule A (the “Equity Interests” and, such shares of common or preferred stock of the Company, except for the Company Class D Preferred Shares, the “Contributable Equity Interests”);

WHEREAS, prior to the execution of this Agreement, the Company, XPAC and certain other parties entered into a Business Combination Agreement (as it may be amended, supplemented or otherwise modified from time to time, the “Business Combination Agreement”);

WHEREAS, each Optionee is the legal and beneficial owner of the outstanding options listed next to its name on Schedule A (the “Options”) under the Company ESOPs, collectively representing 100% (one hundred percent) of the Company’s issued and outstanding options or other share-based compensation instruments; and

WHEREAS, in consideration for the benefits to be received directly or indirectly by the Equity Holders and the Optionees, as the case may be, in connection with the transactions contemplated by the Business Combination Agreement, each Equity Holder and each Optionee, as applicable, severally (and not jointly and severally) agrees to enter into this Agreement and to be bound by any and all of the agreements, covenants and obligations contained in this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, the Company, each Equity Holder and each Optionee agree as follows:

ARTICLE I
OBLIGATIONS

1.1.            Newco Formation. As soon as directed by the Company and in any event prior to the Initial Merger Effective Time, each Equity Holder shall take, or cause to be taken, any and all actions necessary to form an exempted company incorporated with limited liability in the Cayman Islands (“Newco”).

1.2.            Newco Joinder. Promptly after the formation of Newco pursuant to the immediately preceding Section 1.1 and in any event prior to the Initial Merger Effective Time, the Company shall take, or cause to be taken, any and all action necessary for Newco to become a party to the Business Combination Agreement by executing and delivering the Newco Joinder Agreement.

1.3.          Company Reorganization Conversions. Immediately prior to the transactions set forth in Section 1.4 below, (i) each Company Warrant then outstanding shall automatically be converted into the requisite number of Company Ordinary Shares and Company Class C Preferred Shares, pursuant to and in accordance with the terms of the Company Reorganization, and (ii) each Company Class C Preferred Share then outstanding shall automatically be converted into one Company Ordinary Share, pursuant to and in accordance with the terms of the Company Reorganization. Schedule A hereto shall be deemed to be updated to reflect the foregoing conversions once they have been effected.

1.4.            Contributions. In accordance with the terms and conditions of the Business Combination Agreement, each Equity Holder agrees to take all necessary measures in order to ultimately contribute all of such Equity Holder’s right, title and interest in and to the Contributable Equity Interests set forth next to its name on Schedule A, free and clear of any mortgage, pledge, security interest, conditional sale or other title retention agreement, encumbrance, lien, easement, option, debt, charge, claim or restriction of any kind except for restrictions under the existing Shareholders’ Agreement of Superbac Biotechnology Solutions S.A. dated as of November 16, 2016 by and among Bio-Gênesis Participações S.A., Luiz Augusto Chacon de Freitas Filho, Sommerville Investments B.V., Superbac Biotechnology Solutions S.A. (formerly Superbac Proteção Ambiental S.A.) and SB Participações S.A., and the existing Shareholders’ Agreement of SB Participações S.A., dated as of May 30, 2011, by and among Luiz Augusto Chacon de Freitas Filho, Campo Limpo Comércio e Representação Ltda. and SB Participações S.A (as amended and restated on October 10, 2016 (together, the “Shareholders’ Agreements”) and as disclosed on Schedule A, directly or indirectly, as well as bearing the cost, including any tax, to either (i) one or more layers of newly formed exempted companies limited by shares incorporated under the laws of the Cayman Islands or British Virgin Islands (some or all of which may, at the Company’s discretion, subsequently be required to be merged into Newco, in order to result in all of such Equity Holder’s right, title and interest in and to such Equity Holder’s Contributable Equity Interests being contributed, transferred or otherwise conveyed to Newco, as required by the Business Combination Agreement); or (ii) Newco directly; and, as a result of such contributions and/or mergers, each Equity Holder shall ultimately beneficially own, in the aggregate, the amount of Newco Class A Shares set forth next to each such Equity Holder’s name on Schedule B (with the Founder beneficially owning, in the aggregate, the amount of Newco Class B Shares set forth next to the Founder’s name on Schedule B) (“Newco Shares”), provided, further, that:

a)	each such contribution and/or merger shall take place in an orderly and chronological fashion, as determined by the Company at its sole discretion, and each step shall not be carried out by any Equity Holder unless, and until, the Company provides written permission for its implementation;

b)	each such contribution and/or merger shall be implemented and recorded, for all purposes, including from a Cayman Islands commercial law and accounting perspective, at the historical cost using the cost method of accounting, by reference to the value at which each relevant Equity Holder or Optionee originally acquired its Contributable Equity Interests; and

c)	each such contribution and/or merger shall be undertaken at each relevant Equity Holder’s own risk and account, and the Company shall bear no responsibility for any liabilities, whether in taxes or otherwise, arising therefrom.

1.5.	Registers of Members and Other Provisions.

a)	At completion of the transactions set forth in Section 1.4 above, each Equity Holder and Optionee shall deliver to the Company a copy of the register of members as well as any corporate documentation of any entities used in the contribution to and/or merger into Newco process, which shall contain a proper registration of all steps required by the Company to be taken and ultimately contain evidence of such Equity Holder and/or Optionee beneficially owning, in the aggregate, the Newco Shares.

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b)	Each Equity Holder and Optionee also hereby agrees to execute and deliver all agreements, documents or instruments, take, or cause to be taken, all actions and provide, or cause to be provided, all additional information or other materials as may be necessary or advisable, in each case, as reasonably determined by the Company or XPAC, or as required by applicable Law, in connection with, or otherwise in furtherance of, the transactions contemplated in this Agreement, including, but not limited to (i) the execution of the instrument of transfer of each Equity Holder’s right, title and interest to Newco at the Company’s share transfer book (Livro de Transferência de Ações Nominativas) (the “Company’s Share Transfer Book”); and (ii) the performance of the applicable foreign exchange transactions required in connection with the transactions set forth in Section 1.4 above and payment of any applicable taxes due. Without limiting the foregoing, at completion of the transactions contemplated in this Agreement in accordance with the terms hereof and the terms of the Business Combination Agreement, the Company shall deliver to Newco, with a copy to XPAC, a copy of the Company’s share registry book (Livro de Registro de Ações Nominativas) showing Newco as the registered holder of the Contributable Equity Interests, including without limitation (i) the annotation of the transfer of each Equity Holder’s or Optionee’s direct or indirect right, title and interest in and to the Contributable Equity Interests in the Company’s share registry book (Livro de Registro de Ações Nominativas), and in the Company’s Share Transfer Book; and (ii) the report of the Company’s registries at the Brazilian Central Bank registration for foreign investments (RDE-IED), updated upon the completion of the transactions set forth in Section 1.4 above to reflect the change of Equity Holder.

c)	Upon the consummation of the transactions contemplated in this Section 1.4 above, each Equity Holder or Optionee shall cease to have any rights with respect to the Contributable Equity Interests, except the direct or indirect right, as applicable, to receive, hold and have title to the Newco Shares as provided herein. All Newco Shares to be issued as a result of the contribution of the Contributable Equity Interests shall be free and clear of any mortgage, pledge, security interest, conditional sale or other title retention agreement, encumbrance, lien, easement, option, debt, charge, claim or restriction of any kind and shall be deemed to have been issued in full satisfaction of all rights pertaining to the Contributable Equity Interests.

d)	For the avoidance of doubt, in the event of any equity dividend or distribution, or any change in the equity interests of the Company or Newco by reason of any equity dividend or distribution, equity split, reverse stock-split, consolidation of shares, recapitalization, combination, conversion, exchange of equity interests or the like (including the transactions contemplated in Section 1.4 above), the terms “Equity Interests” and “Contributable Equity Interests” shall be deemed to refer to and include the Equity Interests and Contributable Equity Interest as well as all such equity dividends and distributions and any securities into which or for which any or all of the Equity Interests and Contributable Equity Interests may be changed or exchanged or which are received in such transaction (including the Newco Shares received as result of the consummation of the transactions contemplated in Section 1.4 above).

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1.6.            Company Reorganization Transactions.

a)	On the Acquisition Effective Time, each Equity Holder who is a holder of Company Class D Preferred Shares issued in connection with the Company Reorganization and outstanding immediately prior to the Acquisition Effective Time shall forfeit such Company Class D Preferred Share, which shall automatically be redeemed by the Company in exchange for the right to receive BRL 97,350.45 per Company Class D Preferred Share, as adjusted by 100% of the CDI interbank deposit rate. Such payments shall be made to each such Equity Holder who is a holder of Company Class D Preferred Shares by, or on behalf of, the Company upon the Acquisition Effective Time pursuant to, and in accordance with, Section 2.9 of the Business Combination Agreement.

b)	On the Acquisition Effective Time, the Company shall grant to the Founder the premium provided in the offset agreement executed on December 22, 2021, by and among Luiz Augusto Chacon de Freitas Filho, the Company and certain other Company shareholders, through the forgiveness of the debt arising from the loan agreement (contrato de mútuo) executed by and between the Company and Luiz Augusto Chacon de Freitas Filho on April 28, 2018, in the amount of BRL 5,300,000.00, which will be adjusted by 100% of the CDI interbank deposit rate. Such payments shall be made pursuant to, and in accordance with, Section 2.9 of the Business Combination Agreement.

c)	On the Acquisition Effective Time, the Company shall grant to the Founder the premium provided in the offset agreement executed on December 22, 2021, by and among Luiz Augusto Chacon de Freitas, the Company and certain other Company shareholders, through the payment of BRL 2,452,205.26, which will be adjusted by 100% of the CDI interbank deposit rate. Such payments shall be made pursuant to, and in accordance with, Section 2.9 of the Business Combination Agreement.

d)	Upon the completion of the transactions described in this Section 1.6, each in the manner contemplated by the instruments governing the Company Reorganization, the Equity Holders hereby agree, on behalf of themselves and their respective Shareholder Entities, that the Company’s obligations under the instruments governing the Company Reorganization shall be deemed to have been fully satisfied and discharged in full, and such Equity Holders and their respective Shareholder Entities shall waive and release the Company and any of its officers, directors and affiliates to the fullest extent permitted by law, as of the Acquisition Effective Time, from any and all rights, claims, counterclaims, causes of action, obligations, damages, liabilities, and demands of any kind which it now has or may have in connection with or arising out of the Company Reorganization.

1.7.            Proxy.

a)	Without limiting any other rights or remedies of the Company, for all purposes of this Agreement, each Equity Holder and each Optionee hereby appoints the Company, and any of its designees, and each of them individually, as its proxies, agents and attorneys-in-fact, with full power of substitution and resubstitution, to consummate any transactions contemplated by this Agreement (to the extent permitted by applicable laws), including the applicable foreign exchange transactions required for the transactions set forth in Section 1.4 above and to vote or act by written consent during the term of this Agreement with respect to the matters set forth herein in the name and in the stead of such Equity Holder or Optionee, including to attend on behalf of such Equity Holder any meeting of the Equity Holders with respect to this Agreement, to include the Equity Interests in any computation for purposes of establishing a quorum at any such meeting of the Equity Holders, to vote (or cause to be voted, as applicable) the Equity Interests or consent or approve (or withhold consent or approval, as applicable) with respect to any of the Corporate Approvals in connection with any meeting of the Equity Holders, any action by written consent or any other approval by the Equity Holders or Optionees. For this purpose, each Equity Holder and Optionee hereby also grants to the Company a power of attorney in the form of Schedule C. This proxy and power of attorney is given to secure the performance of the duties of the Equity Holders and Optionees under this Agreement. Each Equity Holder and Optionee shall take such further action or execute such other instruments as may be necessary to effectuate the intent of this proxy.

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b)	This proxy and power of attorney is hereby granted by such Equity Holder or Optionee pursuant to the terms of articles 653 and 685 of the Brazilian Civil Code (Law no. 10,406/2002) and shall be irrevocable during the term of this Agreement, shall be deemed to be coupled with an interest sufficient in law to support an irrevocable proxy, is granted in consideration for the Company entering into the Business Combination Agreement and agreeing to consummate the transactions contemplated thereby and shall revoke any and all prior proxies granted by such Equity Holder or Optionee with respect to the Equity Interests or otherwise. The power of attorney granted by such Equity Holder or Optionee herein is a durable power of attorney and shall survive the dissolution, bankruptcy, death or incapacity of such Equity Holder or Optionee. The proxy and power of attorney granted hereunder shall terminate upon the termination of this Agreement.

c)	The Company agrees, pursuant to the powers of attorney granted to the Company pursuant to this Agreement, in connection with and to facilitate the consummation of the transactions set forth in Section 1.4 above, to the extent necessary or advisable, to make, execute, acknowledge and deliver all such other agreements, documents and instruments necessary or advisable to consummate the transactions set forth in Section 1.4 above and, in general, to do any and all things and to take any and all actions necessary or advisable in connection with or to carry out the transactions set forth in Section 1.4 above on behalf of the Equity Holders, in each case subject to the terms and conditions of the Business Combination Agreement.

d)	Notwithstanding anything in this Agreement to the contrary, none of the provisions of this Section 1.7 shall apply to the Temasek Parties or the Feffer Parties in their respective capacity as Equity Holders, and that no such proxy and power of attorney shall be granted hereunder by any of the Temasek Parties or the Feffer Parties in favor of the Company.

1.8.            Further Assurances. During the term of this Agreement, each Equity Holder and Optionee agrees that it shall not take any action that would reasonably be expected to prevent, impede, interfere with or adversely affect any Equity Holder’s and/or the Company’s ability to perform its obligations under this Agreement, except as expressly contemplated by this Agreement. Each Equity Holder and each Optionee hereby agrees to promptly execute and deliver all additional agreements, documents or instruments, take, or cause to be taken, all actions and provide, or cause to be provided, all additional information or other materials as may be necessary or advisable, in each case, as reasonably determined by the Company, in connection with, or otherwise in furtherance of, the transactions contemplated by the Business Combination Agreement or this Agreement.

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1.9.            Termination of Shareholders’ Agreements. Despite the completion of the transactions set forth in Section 1.4 above, the Company and the Equity Holders acknowledge and agree, severally and not jointly, that the Shareholders’ Agreements shall remain in full force and effect, and the obligations thereunder shall apply mutatis mutandis, until the Acquisition Closing is consummated, at which point in time the Shareholders’ Agreements shall be terminated in accordance with its terms upon execution by the parties thereto of a termination agreement (in the case of the Shareholders’ Agreement of Superbac Biotechnology Solutions S.A., to be substantially in the form attached hereto as Schedule E). Upon termination of the Shareholders Agreements, the Company shall register the termination of the Shareholders Agreement of Superbac Biotechnology Solutions S.A. in the Company’s share registry book (Livro de Registro de Ações Nominativas).

1.10.            Transfers of Equity Interests Prior to Acquisition Closing. Except as expressly contemplated by the Business Combination Agreement or this Agreement or with the prior written consent of the Company (such consent to be given or withheld in its sole discretion), from and after the date hereof until the earlier of the Acquisition Closing or the termination of the Business Combination Agreement in accordance with its terms, each Equity Holder agrees not to Transfer any of the Equity Interests or Newco Shares. Notwithstanding the foregoing or anything to the contrary herein:

a)	the foregoing restrictions shall not prohibit a Transfer (i) to the Equity Holder’s directors or officers, any affiliates or family members of the Equity Holder’s directors or officers, any direct or indirect members or shareholders of the Equity Holder or any affiliates of the Equity Holder; (ii) in the case of an individual, by gift to a member of the individual’s immediate family, or to a trust, the beneficiary of which is a member of the individual’s immediate family or an affiliate of such person, or to a charitable organization; (iii) in the case of an individual, by virtue of laws of descent and distribution upon death of the individual; (iv) in the case of an individual, pursuant to a qualified domestic relations order; (v) in the case of a trust, by distribution to one or more of the permissible beneficiaries of such trust; (vi) by private sales or Transfers made in connection with the Acquisition Closing at prices no greater than the price at which the securities were originally purchased; (vii) in the event of the Equity Holder’s liquidation prior to the Acquisition Closing; (viii) by virtue of the laws of the Equity Holder’s jurisdiction of incorporation or formation or the Equity Holder’s Organizational Documents, upon dissolution of the Equity Holder; (ix) to any investment fund or other entity controlling, controlled by, managing or managed by or under common control with the Equity Holder or its affiliates or who shares a common investment advisor with the Equity Holder; and (x) to a nominee or custodian holding securities on behalf of a beneficial owner to whom a disposition or transfer would be permissible under this clause (a); provided, however, that (A) in the case of clauses (i) through (vi), these permitted transferees must enter into a written agreement in form and substance reasonably satisfactory to the Company agreeing to be bound by the transfer restrictions in this Section 1.10, and (B) no such Transfer will relieve such Equity Holder of any of its covenants, agreements or obligations hereunder with respect to the Equity Interests or Newco Shares so transferred, unless and to the extent actually performed, or will otherwise affect any of the provisions of this Agreement (including any of the representations and warranties of such Equity Holder hereunder); and

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b)	the Founder and the Feffer Parties shall be allowed to carry out a shareholder reorganization in respect of the shareholding vehicles through which they beneficially own their respective Equity Interests (the “Shareholder Reorganization”), which may be carried out in a single transaction or in a series of transactions, and the restrictions set forth in this Section 11.12 shall not prohibit Transfers by and among the Founder, the Feffer Parties and any shareholding vehicles respectively owned by them in connection therewith; provided, that (x) each of the Founder and the Feffer Parties hereby agree, severally but not jointly, to indemnify and reimburse the Company for any and all liabilities, losses, damages, costs and expenses incurred by the Company in relation to any Taxes in respect of, arising out of, or in connection with, the transactions carried out by or on behalf of the Founder or the Feffer Parties, as the case may be, in connection with the Shareholder Reorganization, (y) such Shareholder Reorganization shall be coordinated by the Company and shall not take place unless, and until, the Company provides written permission for its implementation, and (z) the beneficial ownership of Equity Interests by the Founder and the Feffer Parties, respectively, shall remain unchanged as a result of the Shareholder Reorganization.

c)	Schedule A hereto shall be deemed to be updated to reflect any Transfer permitted under this Agreement.

1.11.            Release. Upon the consummation of the transactions set forth in Section 1.4 above and receipt of the Newco Shares, each Equity Holder and Optionee on behalf of himself, herself or itself, his, her or its affiliates and each of their respective assigns, heirs beneficiaries, creditors, representatives and agents hereby irrevocably and irreversibly waives, releases and discharges the Company and their respective present and former affiliates and present and former and direct or indirect partners, members and equity holders, directors, managers, officers, employees, principals, trustees, representatives, agents, predecessors, successors, assigns, beneficiaries, heirs, executors, insurers and attorneys (collectively, the “Released Entities”) for any and all purposes, from any and all actions, claims, liabilities, losses, orders and causes of action (“Actions”) of every kind and nature whatsoever and obligations owed to me by the Company of any kind or nature whatsoever, whether arising under any contract or otherwise, whether or not currently known, and whether fixed or contingent, in each case solely to the extent that it arises out of or is related to the Equity Interest or Options held by each Equity Holder or Optionee now or in the future, including without limitation, the treatment of such Equity Interests or Options contemplated pursuant to the Business Combination Agreement; provided, that such release shall not release the Released Entities for (i) any liabilities or Actions that such Equity Holder has pursuant to its right to receive its portion of the Acquisition Merger Consideration determined in accordance with, and subject to, the terms of, and the steps set forth in, the Business Combination Agreement, (ii) any Actions arising out of or related to the Released Entities’ respective governing documents to provide indemnification, reimbursement or advancement of expenses to such Equity Holder in respect of actions taken or omitted in such Equity Holder’s capacity as an officer and/or director of such Released Entity prior to the Closing, or (iii) any Actions arising out of or related to the Released Entities’ contracts with or obligations to any Equity Holder in respect of compensation arrangements as an officer and/or director of such Released Entity prior to the Closing.

1.12.            Optionees’ Undertaking.

a)	In the event that, prior to carrying out any of the transactions set forth in Section 1.4 above, any Optionee exercises any of his or her Options under the Company ESOPs in accordance with the terms of such Options, such Optionee will automatically become an Equity Holder under the terms of this Agreement and will be treated as an Equity Holder for all purposes of this Agreement, assuming any and all rights and obligations herein set forth and Schedule A hereto shall be deemed to be updated to include the equity interests underlying each such exercised Option.

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b)	By executing this Agreement, Optionee hereby consents to, and acknowledges and agrees that, pursuant to Section 2.4 of the Business Combination Agreement:

i.	if Optionee holds any Options under the April 2021 Company ESOP or the September 2021 Company ESOP, immediately prior to the Acquisition Effective Time, such Options shall on the Acquisition Effective Time be automatically deemed vested (to the extent they are unvested) and exercised in full (without any action on part of the Optionee), subject to the terms, and in accordance with the provisions, set forth in the Business Combination Agreement. For that purpose, Optionee hereby expressly agrees to an automatic vesting and “net exercise” of his or her Options under the terms of Section 2.4 of the Business Combination Agreement, pursuant to which the Company will withhold a number of Company Shares sufficient to satisfy the exercise price applicable to such Options; and

ii.	such Optionee agrees that, during the period commencing on the Acquisition Effective Time and ending on the third anniversary of the Acquisition Effective Time, if a Forfeiture Event occurs with respect to any Forfeiting Net Vested Holder, such Forfeiting Net Vested Holder shall, without any action on the part of such Forfeiting Net Vesting Holder, automatically forfeit all of their Net Vested PubCo Shares and such Net Vested PubCo Shares shall be cancelled for no consideration, except as provided in the immediately following sentence. Notwithstanding the foregoing, a Forfeiting Net Vested Holder shall be entitled to receive from PubCo, no later than ten (10) Business Days following the occurrence of a Forfeiture Event with respect to a Forfeiting Net Vested Holder, a payment in cash in an aggregate amount equal to the Aggregate Exercise Price relating to such Net Vested PubCo Shares (as equitably adjusted for stock splits, stock dividends, cash dividends, reorganizations, combinations, recapitalizations and similar transactions affecting such Net Vested PubCo Shares), plus interest thereon at the IPCA Rate from the Acquisition Closing Date to the date of such payment.

c)	By executing this Agreement, Optionee hereby consents to, and acknowledges and agrees to the provisions of the Business Combination Agreement, including, but not limited to, Section 2.4 thereunder. Optionee hereby agrees to (i) vote (or cause to be voted, as applicable) in favor of any amendments to the Company ESOPs as may be necessary to effect the intent of this Section 1.12 and Section 2.4 of the Business Combination Agreement, (ii) consent to, approve and take or cause to be taken such other actions and execute or cause to be executed such other instruments as may be necessary to effectuate the intent of this Section 1.12 and Section 2.4 of the Business Combination Agreement and the transactions contemplated thereby, including, but not limited to, any exchange of equity interests (permuta de ações), the automatic vesting of Options and the “net exercise” of Options.

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ARTICLE II
REPRESENTATIONS AND WARRANTIES OF THE EQUITY HOLDER

2.1.            Each Equity Holder (including for purposes of this Article II, each Optionee) hereby represents and warrants to the Company and XPAC, as of the date hereof, that:

a)	Title. Each Equity Holder and Optionee holds good, valid and marketable title to the Equity Interests and Options set forth opposite the Equity Holder’s name on Schedule A, free and clear of any mortgage, pledge, security interest, conditional sale or other title retention agreement, encumbrance, lien, easement, option, debt, charge, claim or restriction of any kind except for restrictions under the existing Shareholders’ Agreements and as disclosed on Schedule A.

b)	Authorization. Each Equity Holder and Optionee has full power and authority (including any spouse consent) to enter into this Agreement and perform the transactions contemplated hereby, and this Agreement, assuming the due authorization, execution and delivery of this Agreement by all other parties, constitutes its valid and legally binding obligation, enforceable in accordance with its terms.

c)	No Conflict. Neither the execution and delivery of this Agreement by the Equity Holder or the Optionee nor the performance of the Equity Holder’s or the Optionee’s obligations hereunder (i) violates any provision of any Laws applicable to the Equity Holder, (ii) if the Equity Holder is not an individual, would, directly or indirectly, result in any breach of any provision of the Equity Holder’s Organizational Documents, (iii) conflicts with, result in a breach under or give rise to any right of termination of any document, agreement or instrument to which the Equity Holder is a party, or (iv) result in the creation or imposition of any mortgage, pledge, security interest, conditional sale or other title retention agreement, encumbrance, lien, easement, option, debt, charge, claim or restriction of any kind upon the Equity Interests.

d)	No Consents. No consent, waiver, approval, order or authorization of, or registration, qualification, designation, declaration or filing with, any court, administrative agency or commission or any other governmental authority, instrumentality, agency or commission or any third party (including a party to any agreement with the Equity Holder, the Optionee or any spouse consent), is required by or with respect to the delivery of this Agreement and the consummation of the transactions contemplated hereby.

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e)	Ownership.

i.	The Equity Holder is the beneficial and record owner of the Equity Interests set forth next to the Equity Holder’s name on Schedule A. The Equity Interests and Options set forth on Schedule A collectively constitute 100% of the Equity Holder’s interest in the Company, and the Equity Holder does not own, beneficially or of record, any other equity, equity-linked or similar securities of the Company or any of its Subsidiaries or have the right to acquire any equity, equity-linked or similar securities of the Company or any of its Subsidiaries. The Equity Holder acknowledges that the Equity Holder’s agreement to carry out the transactions set forth in Section 1.4 above is a material inducement to Newco’s willingness to issue to the Equity Holder, or to the respective wholly owned subsidiary if applicable, the Newco Shares. As such, if after the execution of this Agreement it is discovered that the Equity Holder is directly or indirectly the owner of any additional membership, equity or ownership interests not reflected next to the Equity Holder’s name on Schedule A (an “Undisclosed Interest”), the Equity Holder hereby agrees to contribute, assign, transfer, convey and deliver to Newco all of the Equity Holder’s right, title and interest in and to such Undisclosed Interest. By executing this Agreement, each Equity Holder further represents that it does not have any contract, undertaking, agreement or arrangement with any person to sell, transfer or grant participations to such person or to any person, with respect to any of the Equity Interests, except for the Transaction Documents to which such Equity Holder is a party, the Shareholders’ Agreements and as disclosed on Schedule A. The Equity Holder has the sole right to vote (and provide consent in respect of, as applicable) the Equity Interests set forth next to the Equity Holder’s name on Schedule A and, except for this Agreement and the Transaction Documents to which such Equity Holder is a party, the Shareholders’ Agreements and as disclosed on Schedule A, the Equity Holder is not party to or bound by (i) any option, warrant, purchase right, or other Contract that could (either alone or in connection with one or more events, developments or events (including the satisfaction or waiver of any conditions precedent)) require the Equity Holder to Transfer any of the Equity Interests or (ii) any voting trust, proxy or other Contract with respect to the voting or Transfer of any of the Equity Interests; and

ii.	The Optionee is the beneficial and record owner of the Options set forth next to the Optionee’s name on Schedule A. The Equity Interests and Options set forth on Schedule A collectively constitute 100% of the Optionee’s interest in the Company and no less than 95% of all Company Shares outstanding as of the date hereof on a Fully Diluted Basis, beneficially or of record, any other equity, equity-linked or similar securities of the Company or any of its Subsidiaries or have the right to acquire any equity, equity-linked or similar securities of the Company or any of its Subsidiaries. By executing this Agreement, each Optionee further represents that it does not have any contract, undertaking, agreement or arrangement with any person to sell, transfer or grant participations to such person or to any person, with respect to any of the Equity Interests or Options, except for the Transaction Documents to which such Optionee is a party.

f)	There is no Action pending or, to the Equity Holder’s knowledge, threatened in writing against or involving the Equity Holder or any of his, her or its Affiliates that, if adversely decided or resolved, would reasonably be expected to adversely affect the ability of the Equity Holder to perform, or otherwise comply with, any of its covenants, agreements or obligations under this Agreement in any material respect.

g)	There is no Governmental Order or Action issued by any court of competent jurisdiction or other Governmental Entity, or other legal restraint or prohibition relating to the Equity Holder or any of his, her or its Affiliates that could reasonably be expected to adversely affect the ability of the Equity Holder or Optionee to perform, or otherwise comply with, any of its covenants, agreements or obligations under this Agreement in any material respect.

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h)	Any entities used by an Equity Holder in connection with the transactions set forth in Section 1.4 above:

i.	will be duly organized, validly existing and in good standing under the laws of their jurisdiction of incorporation or formation and have all requisite corporate power and authority to carry on their respective business as proposed to be conducted; and

ii.	will have full power and authority to carry out the transactions contemplated by this Agreement to be carried out by such Equity Holder’s entities.

iii.	will have been formed solely for the purpose of effecting the transactions set forth in Section 1.4 above and will not have engaged in any business activities or conducted any operations other than in connection with the transactions set forth in Section 1.4 above and will have no assets, liabilities or obligations of any kind or nature whatsoever other than those incident to their formation or as expressly contemplated by this Agreement and the transactions contemplated hereby, and will never have conducted any business or operations except as expressly contemplated by this Agreement and the transactions contemplated hereby.

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

3.1.            The Company hereby represents and warrants to each Equity Holder and XPAC, as of the date hereof, that:

a)	Organization. The Company is a closely held company, duly organized, validly existing and in good standing under the laws of the Federative Republic of Brazil and has all requisite corporate power and authority to carry on its business as now conducted and as proposed to be conducted. As of the Effective Date, the Company is duly qualified to transact business and is in good standing in each jurisdiction in which the failure to so qualify would have a material adverse effect on its business or properties.

b)	Authorization. The Company has full power and authority to enter into this Agreement, and this Agreement, assuming the due authorization, execution and delivery of this Agreement by all other parties, constitutes a valid and legally binding obligation, enforceable in accordance with its terms, except as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other applicable Laws now or hereafter in effect of general application affecting enforcement of creditors’ rights generally, and applicable Laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

c)	No Conflict. Neither the execution and delivery of this Agreement by the Company nor the performance of the Company’s obligations hereunder violates any provision of law applicable to the Company or conflicts with any document, agreement or instrument to which the Company is a party.

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ARTICLE IV
MISCELLANEOUS

4.1.            Notices. All notifications, consents, requests and/or other notices set out in this Agreement shall only be deemed valid and effective when made in writing and sent by letter with delivery receipt requested or by e-mail with return receipt requested. The notifications, consents, requests and/or other notices shall be sent to the numbers, e-mails and addresses indicated in Schedule D, which may be amended at any time by each party upon written notice to the other parties.

4.2.            Certain Defined Terms. As used herein, (a) “Transfer” shall mean the (i) direct or indirect transfer, sale or assignment of, offer to sell, contract or any agreement to sell, hypothecate, pledge, encumber grant of any option to purchase or otherwise dispose of, either voluntarily or involuntarily, or any agreement to dispose of, directly or indirectly, or establishment or increase of a put equivalent position or liquidation with respect to or decrease of a call equivalent position with respect to, any security, (ii) entry into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any security, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise, or (iii) public announcement of any intention to effect any transaction specified in clause (b)(i) or (b)(ii); (b) “immediate family” shall mean a spouse, domestic partner, child, grandchild or other lineal descendant (including by adoption), father, mother, brother or sister of the applicable party hereto; (c) “affiliate” means, with respect to any individual or legal entity, a legal entity that Control, is Controlled by, or is under the same Control of that individual or legal entity; (d) “Control” shall have the meaning defined in the Brazilian Corporations Law (Law No. 6,404/76); (e) “Feffer Parties” means, collectively, Fourbac Participações S/A and its shareholders Campo Limpo Comércio e Representações Ltda, Sollar Comércio e Participações Ltda., Ultrassom Serviços de Áudio Ltda., Oxumaré Comércio e Participações Ltda. and any of their respective Affiliates who may become holders of Equity Interests in accordance with terms of this Agreement; (f) “Temasek Parties” means, collectively, Sommerville Investments B.V., Orjen Investments Pte. Ltd. and any of their respective Affiliates who may become holders of Equity Interests in accordance with terms of this Agreement; and (g) “Founder” means, collectively, Luiz Augusto Chacon de Freitas Filho, any Equity Holder beneficially owned by Luiz Augusto Chacon de Freitas Filho, directly or indirectly, including their respective Shareholder Entities, and any of their respective Affiliates who may become holders of Equity Interests in accordance with terms of this Agreement.

4.3.            Assignment. No Party shall assign or delegate (in whole or in part) its rights or obligations under this Agreement without the prior written consent of the other Parties.

4.4.            Binding Nature. This Agreement shall be binding upon and inure to the benefit of the Parties and their respective successors and permitted assigns and shall be enforceable by the Parties hereto and their respective successors and permitted assigns.

4.5.            Enforcement Instrument and Specific Performance. All obligations assumed herein are irrevocable and irreversible and subject to specific performance. The aggrieved party is entitled to resort to any action or judicial or extrajudicial proceeding to have this Agreement observed and all obligations assumed herein fulfilled, and any party may file suit against the defaulting party, seeking (i) specific performance of obligations; and/or (ii) indemnification for losses. This Agreement constitutes an extrajudicial enforcement instrument, pursuant to article 784, III, of the Brazilian Code of Civil Procedure.

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4.6.            Digital Signatures. The Parties represent and agree that this Agreement may be signed using DocuSign® provided by DocuSign, Inc. (“Digital Signature System”). The parties acknowledge the truthfulness, authenticity, integrity, effectiveness and efficacy of this Agreement and its terms, including its exhibits, and of the Digital Signature System, even if without the digital certificate issued by the Brazilian Public Keys Infrastructure (Infraestrutura de Chaves Públicas Brasileira – ICP-Brazil). Regardless of any delay by any of the parties to provide their digital signatures in this document, the parties represent and acknowledge that the rights and obligations provided herein shall be deemed valid, effective and enforceable as of the date of signature indicated in the body of this document.

4.7.            Termination. This Agreement shall automatically terminate upon the earliest to occur of (a) the Acquisition Closing and (b) the date on which the Business Combination Agreement is terminated for any reason in accordance with its terms. In the event of a termination of the Business Combination Agreement in accordance with its terms, this Agreement shall be of no force and effect. No such termination or reversion shall relieve any Equity Holder or any Optionee from any obligation accruing, or liability resulting from an intentional breach of this Agreement occurring prior to such termination or reversion

4.8.            Amendment. This Agreement may be amended by the Parties at any time by execution of an instrument in writing signed on behalf of each of the Parties.

ARTICLE V

GOVERNING LAW AND JURISDICTION

5.1.            Governing Law. This Agreement, the rights and obligations of the parties hereunder shall be governed by, enforced and interpreted, in accordance with the laws of the Federative Republic of Brazil.

5.2.            Disputes. The Parties and their successors shall employ their best efforts to solve on an amicable basis any disputes, differences or claims related to this Agreement.

5.3.            Jurisdiction. Without prejudice to Section 11.8 of the Business Combination Agreement, which remains valid and in force, any and all dispute arising out of or in connection with this Agreement, including without limitation, any issue related to its existence, validity, enforceability, formation, interpretation, performance and/or termination, which may not be solved on an amicable basis by the parties and/or the Company, as applicable, shall be finally settled by arbitration, administered by the Arbitration and Mediation Center of the Brazil-Canada Chamber of Commerce (“CAM-CCBC”), in accordance with its arbitration rules (“Arbitration Rules”) and Law No. 9,307/96. The arbitral tribunal shall consist of three arbitrators, of whom one shall be appointed by the claimant, one by the respondent, and the third, who shall serve as president of the arbitral tribunal, shall be chosen by the two party-appointed arbitrators. In the event the parties to the arbitration fail to appoint an arbitrator or the party-appointed arbitrators are unable to appoint the third arbitrator, the remaining appointments shall be made by the president of CAM-CCBC, in accordance with the

Arbitration Rules. The seat of arbitration shall be the city of São Paulo, State of São Paulo, Brazil. The language of the arbitration shall be Portuguese. The arbitral award shall be rendered in Portuguese. The arbitral award shall be final and binding upon the parties to the arbitration and their successors at any title. The parties waive any right to appeal, to the extent that a right to appeal may lawfully be waived. Before the constitution of the arbitral tribunal, the parties may request provisional and/or urgent measures to the courts of the city of São Paulo, State of São Paulo, Brazil. After the constitution of the arbitral tribunal, all provisional and/or urgent measures shall be requested directly to the arbitral tribunal, and the arbitral tribunal may uphold, modify and/or revoke the order granted by the courts of the city of São Paulo, State of São Paulo, Brazil. As to other judicial measures available under Law No. 9,307/96, the parties hereby agree to elect the exclusive jurisdiction of the courts of the city of São Paulo, State of São Paulo, Brazil. Requesting any judicial measure available under Law No. 9,307/96 shall not be construed as a waiver of the rights under this arbitration clause or a waiver of arbitration as the sole dispute resolution mechanism agreed between the parties hereto. The parties hereto agree that the arbitral proceedings shall be confidential.

[Page intentionally left in blank. Signature pages follow.]

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IN WITNESS WHEREOF, the Parties have executed and delivered this Investment Agreement as of the date first above written.

SUPERBAC BIOTECHNOLOGY SOLUTIONS S.A.

By:
Name: Luiz Augusto Chacon de Freitas Filho
Title: Chief Executive Officer

[Signature Page to Investment Agreement]

XPAC ACQUISITION CORP.

By:
Name: Chu Chiu Kong
Title: Chief Executive Officer and Chairman of the Board of Directors

[Signature Page to Investment Agreement]

EQUITY HOLDER:

BIO-GÊNESIS PARTICIPAÇÕES S.A.

By:

Name: Luiz Augusto Chacon de Freitas Filho
Title: Officer

[Signature Page to Investment Agreement]

EQUITY HOLDER:

SOMMERVILLE INVESTMENTS B.V.

By:

Name: Bruno de Luca Zanatta

[Signature Page to Investment Agreement]

EQUITY HOLDER:

ORJEN INVESTMENTS PTE. LTD.

By:

Name: Bruno de Luca Zanatta

[Signature Page to Investment Agreement]

EQUITY HOLDER:

SB PARTICIPAÇÕES S.A.

By:

Name: Luiz Augusto Chacon de Freitas Filho
Title: Officer

[Signature Page to Investment Agreement]

EQUITY HOLDER:

FOURBAC PARTICIPAÇÕES S.A.

By:

Name: Marcel Paes de Almeida Piccinno
Title: Officer

By:

Name: Maria Cecília Castro Neves Ipiña
Title: Legal

[Signature Page to Investment Agreement]

EQUITY HOLDER:

Daniel Citron

[Signature Page to Investment Agreement]

EQUITY HOLDER:

André Jafferian Neto

[Signature Page to Investment Agreement]

EQUITY HOLDER:

AJNETO PARTICIPAÇÕES LTDA.

By:

Name: André Jafferian Neto
Title: Board Member

[Signature Page to Investment Agreement]

EQUITY HOLDER:

Luiz Augusto Chacon de Freitas Filho

[Signature Page to Investment Agreement]

EQUITY HOLDER:

MORUNGABA PARTICIPAÇÕES LTDA.

By:

Name: Renato Ochman
Title: Director

[Signature Page to Investment Agreement]

OPTIONEE:

Mozart Soares Fogaça Junior

[Signature Page to Investment Agreement]

OPTIONEE:

Giuliano Pauli

[Signature Page to Investment Agreement]

OPTIONEE:

Wilson Ernesto da Silva

[Signature Page to Investment Agreement]

EQUITY HOLDER:

GIC PATRIMONIAL LTDA.

By:

Name: Luiz Augusto de Chacon Freitas
Title: Presidente

[Signature Page to Investment Agreement]

Schedule A

Equity Interests and Options

[Schedule A has been omitted in accordance with Item 601(b)(2) of Regulation S-K. XPAC agrees to furnish supplementally a copy of Schedule A to the SEC upon its request.]

Schedule B

Newco Shares

[Schedule B has been omitted in accordance with Item 601(b)(2) of Regulation S-K. XPAC agrees to furnish supplementally a copy of Schedule B to the SEC upon its request.]

Schedule C

Power of Attorney

[Schedule C has been omitted in accordance with Item 601(b)(2) of Regulation S-K. XPAC agrees to furnish supplementally a copy of Schedule C to the SEC upon its request.]

Schedule D

Parties’ Information

[Schedule D has been omitted in accordance with Item 601(b)(2) of Regulation S-K. XPAC agrees to furnish supplementally a copy of Schedule D to the SEC upon its request.]

Schedule E

Instrument of Termination - Shareholders Agreement of Superbac Biotechnology Solutions S.A.

[Schedule E has been omitted in accordance with Item 601(b)(2) of Regulation S-K. XPAC agrees to furnish supplementally a copy of Schedule E to the SEC upon its request.]

Exhibit 10.5

FORM OF

AMENDED AND RESTATED REGISTRATION RIGHTS AGREEMENT

THIS AMENDED AND RESTATED REGISTRATION RIGHTS AGREEMENT (this “Agreement”), dated as of [●], 2022, is made and entered into by and among SuperBac Corp. (formerly named SUPERBAC PubCo Holdings Inc.) , an exempted company limited by shares incorporated under the laws of the Cayman Islands (the “Company”), XPAC Sponsor LLC, a Cayman Islands limited liability company (the “Sponsor”), [•] (the “Existing SuperBac Shareholders”) and each of the other undersigned parties hereto (each of the Sponsor, the Existing SuperBac Shareholders, the other undersigned parties hereto and any person or entity who hereafter becomes a party to this Agreement pursuant to Section 5.2 or Section 5.10 of this Agreement, a “Holder” and collectively the “Holders”).

RECITALS

WHEREAS, XPAC Acquisition Corp., an exempted company limited by shares incorporated under the laws of the Cayman Islands (“XPAC”), the Sponsor and certain other parties are party to that certain Registration Rights Agreement, dated as of July 29, 2021 (the “Original RRA”);

WHEREAS, the Company, XPAC, BAC1 Holdings Inc., an exempted company limited by shares incorporated under the laws of the Cayman Islands and a direct wholly owned subsidiary of the Company (“Merger Sub 1”), BAC2 Holdings Inc., an exempted company limited by shares incorporated under the laws of the Cayman Islands and a direct wholly owned subsidiary of the Company (“Merger Sub 2”), and SuperBac Biotechnology Solutions S.A., a corporation incorporated under the laws of the Federative Republic of Brazil (“SuperBac”) entered into that certain Business Combination Agreement, dated as of April 25, 2022 (as it may be amended, supplemented or otherwise modified from time to time, the “Business Combination Agreement”), pursuant to which the parties to the Business Combination Agreement are consummating the business combination involving SuperBac contemplated thereunder (the “Business Combination”);

WHEREAS, XPAC has been succeeded by Merger Sub 1 pursuant to the transactions contemplated by the Business Combination Agreement;

WHEREAS, as a result of the transactions undertaken pursuant to the Business Combination Agreement, the Company has, on the date hereof, [●] Class A ordinary shares, par value $[●] per share (“Class A Ordinary Shares”), and [●] Class B ordinary shares, par value $[●] per share (“Class B Ordinary Shares” and, together with the Class A Ordinary Shares, “Ordinary Shares”), issued and outstanding;

WHEREAS, in connection with the execution of the Business Combination Agreement, the Holders have entered into that certain Lock-up Agreement, dated as of April 25, 2022 (the “Lock-Up Agreement”) (or subsequently executed a joinder thereto pursuant to the terms thereof), pursuant to which, among other things, such Holders have agreed not to transfer the Ordinary Shares held by such Holders for a certain period of time after the Acquisition Closing

WHEREAS, in connection with the execution of the Business Combination Agreement, the Sponsor has entered into that certain Sponsor Support Agreement, dated as of April 25, 2022, by and among the Company, XPAC, SuperBac and the Sponsor (the “Sponsor Support Agreement”), pursuant to which, among other things, the Sponsor has agreed not to transfer the Ordinary Shares held by the Sponsor for a certain period of time after the Acquisition Closing;

WHEREAS, pursuant to Section 5.5 of the Original RRA, the provisions, covenants and conditions set forth therein may be amended or modified upon the written consent of the holders of at least a majority-in-interest of the Registrable Securities (as defined in the Original RRA) at the time in question, and the Sponsor is a holder of at least a majority-in-interest of the Registrable Securities as of the date hereof;

WHEREAS, the Company, the Sponsor and the other parties hereto desire to amend and restate the Original RRA in its entirety and enter into this Agreement, pursuant to which the Company shall grant the Holders certain registration rights with respect to certain securities of the Company, as set forth in this Agreement.

NOW, THEREFORE, in consideration of the premises, representations, covenants and agreements contained herein, and certain other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree that the Original RRA is hereby amended and restated in its entirety, as of and contingent upon the Acquisition Closing, as follows:

Article I

DEFINITIONS

1.1 Definitions. The terms defined in this Article I shall, for all purposes of this Agreement, have the respective meanings set forth below:

“Additional Holder” shall have the meaning given in Section 5.10.

“Additional Holder Ordinary Shares” shall have the meaning given in Section 5.10.

“Adverse Disclosure” shall mean any public disclosure of material non-public information, which disclosure, in the good faith judgment of the chief executive officer, chief financial officer, the president or the principal financial officer of the Company, after consultation with counsel to the Company, (i) would be required to be made in any Registration Statement or Prospectus in order for the applicable Registration Statement or Prospectus not to contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained therein (in the case of any prospectus and any preliminary prospectus, in the light of the circumstances under which they were made) not misleading, (ii) would not be required to be made at such time if the Registration Statement were not being filed, declared effective or used, as the case may be and (iii) the Company has a bona fide business purpose for not making such information public.

“Affiliate” in respect of a person or entity, means any other person or entity that, directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such person or entity, which shall include a partnership, a corporation or any natural person or entity which directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such person or entity;

“Agreement” shall have the meaning given in the Preamble hereto.

“Acquisition Closing” shall have the meaning given in the Business Combination Agreement.

“Block Trade” shall have the meaning given in Section 2.4.1.

“Board” shall mean the board of directors of the Company.

“Business Combination” shall have the meaning given in the Recitals hereto.

“Business Combination Agreement” shall have the meaning given in the Recitals hereto.

“Business Day” shall have the meaning given in the Business Combination Agreement.

“Class A Ordinary Shares” shall have the meaning given in the Recitals hereto.

“Class B Ordinary Shares” shall have the meaning given in the Recitals hereto.

“Commission” shall mean the United States Securities and Exchange Commission.

“Company” shall have the meaning given in the Preamble hereto and includes the Company’s successors by recapitalization, merger, consolidation, spin-off, reorganization or similar transaction.

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“Demanding Holder” shall have the meaning given in subsection 2.1.4.

“EDGAR” shall have the meaning given in Section 3.1.3.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as it may be amended from time to time.

“Existing SuperBac Shareholders” shall have the meaning given in the Preamble hereto.

“Form F-1 Shelf” shall have the meaning given in Section 2.1.1.

“Form F-3 Shelf” shall have the meaning given in Section 2.1.1.

“Founder” means each of (a) Luiz Augusto Chacon de Freitas Filho, (b) any Company Shareholder (as defined in the Business Combination Agreement) beneficially owned by Luiz Augusto Chacon de Freitas Filho, directly or indirectly, including their respective Shareholder Entities (as defined in the Business Combination Agreement), and (c) any Permitted Transferee (as defined in the PubCo Articles of Association);

“Holders” shall have the meaning given in the Preamble, for so long as such person or entity holds any Registrable Securities.

“Joinder” shall have the meaning given in Section 5.10.

“Lock-up Agreement” shall have the meaning given in the Recitals hereto.

“Maximum Number of Securities” shall have the meaning given in Section 2.1.5.

“Minimum Takedown Threshold” shall have the meaning given in Section 2.1.4.

“Misstatement” shall mean an untrue statement of a material fact or an omission to state a material fact required to be stated in a Registration Statement or Prospectus or necessary to make the statements in a Registration Statement or Prospectus (in the case of a Prospectus, in the light of the circumstances under which they were made) not misleading.

“Ordinary Shares” shall have the meaning given in the Recitals hereto.

“Original RRA” shall have the meaning given in the Recitals hereto.

“Other Coordinated Offering” shall have the meaning given in Section 2.4.1.

“Permitted Transferees” shall have the meaning given in Section 5.2.2.

“Piggyback Registration” shall have the meaning given in Section 2.2.1.

[“PIPE Securities” means the aggregate amount of [●] in class A ordinary shares of the Company to be sold to PIPE Investors in accordance with the PIPE Subscription Agreements.]

[“PIPE Investors” means, collectively, those certain investors who have agreed to make a private investment in the Company to purchase the PIPE Securities at a price per share equal to $10.00 on the day of the Acquisition Closing but immediately prior to the Acquisition Closing, in each case, pursuant to the PIPE Subscription Agreements;]

[“PIPE Subscription Agreements” means, collectively, the agreements dated [●], 2022, by and among the Company, XPAC and each of the respective PIPE Investors, pursuant to which such PIPE Investors have agreed to make a private investment in the Company to purchase the PIPE Securities at a price per share equal to $10.00 on the day of the Acquisition Closing but immediately prior to the Acquisition Closing.]

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“Private Placement Warrants” shall mean 4,261,485 warrants to purchase one Ordinary Share held by certain Holders purchased by such Holders in the private placement that occurred concurrently with the closing of XPAC’s initial public offering.

“Prospectus” shall mean the prospectus included in any Registration Statement, as supplemented by any and all prospectus supplements and as amended by any and all post-effective amendments and including all material incorporated by reference in such prospectus.

“PubCo Articles of Association” shall have the meaning given in the Business Combination Agreement.

“Registrable Security” shall mean (a) any Ordinary Shares issued or issuable upon the exercise of any other security of the Company (including the Private Placement Warrants or upon conversion of Class B Ordinary Shares) held by a Holder as of immediately following the Acquisition Closing, (b) any Ordinary Shares or any other equity security of the Company acquired by a Holder following the date hereof to the extent that such securities are “restricted securities” (as defined in Rule 144 promulgated under the Securities Act (or any successor rule promulgated thereafter by the Commission) (“Rule 144”)) or are otherwise held by an “affiliate” (as defined in Rule 144) of the Company, (c) any Additional Holder Ordinary Shares and (d) any other equity security of the Company sold or issued or issuable with respect to any such Ordinary Share referenced in clauses (a), (b) or (c) by way of a share capitalization, share dividend or share sub-division or in connection with a combination of shares, recapitalization, merger, consolidation, amalgamation, spin-off, reorganization or similar transaction; provided, however, that, as to any particular Registrable Security, such securities shall cease to be Registrable Securities when: (A) a Registration Statement with respect to the sale of such securities shall have become effective under the Securities Act and such securities shall have been sold, transferred, disposed of or exchanged in accordance with such Registration Statement by the applicable Holder; (B) such securities shall have been otherwise transferred, new certificates for such securities not bearing (or book entry positions not subject to) a legend restricting further transfer shall have been delivered by the Company and subsequent public distribution of such securities shall not require registration under the Securities Act; (C) such securities shall have ceased to be outstanding; (D) such securities may be sold without registration pursuant to Rule 144 (but with no volume or other restrictions or limitations, including as to manner or timing of sale); or (E) such securities have been sold to, or through, a broker, dealer or underwriter in a public distribution or other public securities transaction; [provided, further, that notwithstanding anything to the contrary in this Agreement, no PIPE Securities held by a Holder in its capacity as a PIPE Investor shall be deemed to constitute Registrable Securities hereunder (for the avoidance of doubt, such PIPE Securities shall instead benefit from the registration rights, if any, provided for under the relevant PIPE Subscription Agreement)].

“Registration” shall mean a registration effected by preparing and filing a registration statement, Prospectus or similar document in compliance with the requirements of the Securities Act, and the applicable rules and regulations promulgated thereunder, and such registration statement becoming effective.

“Registration Expenses” shall mean the documented, out-of-pocket expenses of a Registration, including, without limitation, the following:

(A) all registration and filing fees (including fees with respect to filings required to be made with the Financial Industry Regulatory Authority, Inc.) and any exchange listing fees with the relevant national securities exchange on which the Ordinary Shares are then listed;

(B) fees and expenses of compliance with securities or blue sky laws (including reasonable fees and disbursements of outside counsel for the Underwriters in connection with blue sky qualifications of Registrable Securities);

(C) printing, messenger, telephone and delivery expenses;

(D) reasonable fees and disbursements of counsel for the Company and for the Underwriters, if applicable;

(E) reasonable fees and disbursements of all independent registered public accountants of the Company incurred specifically in connection with such Registration;

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(F) reasonable fees and expenses of one (1) U.S. legal counsel selected by the majority-in-interest of the Demanding Holders; and

(G) all expenses with respect to a road show that the Company is obligated to participate in pursuant to the terms of this Agreement.

“Registration Statement” shall mean any registration statement that covers the Registrable Securities pursuant to the provisions of this Agreement, including the Prospectus included in such registration statement, amendments (including post-effective amendments) and supplements to such registration statement, and all exhibits to and all material incorporated by reference in such registration statement.

“Released Securities” shall have the meaning given in Section 2.3.

“Requesting Holders” shall have the meaning given in Section 2.1.5.

“Rule 144” shall have the meaning given in the definition of “Registrable Security” in Section 1.1.

“Securities Act” shall mean the Securities Act of 1933, as amended from time to time.

“Shelf” shall mean the Form F-1 Shelf, the Form F-3 Shelf or any Subsequent Shelf Registration Statement, as the case may be.

“Shelf Registration” shall mean a registration of securities pursuant to a registration statement filed with the Commission in accordance with and pursuant to Rule 415 promulgated under the Securities Act (or any successor rule then in effect).

“Sponsor” shall have the meaning given in the Recitals hereto.

“Sponsor Holders” means (i) the Sponsor, and (ii) any person or entity that, directly or indirectly, is a proprietary investment vehicle (i.e. holding investments in a ‘principal’ or ‘own account’ capacity) of XP, Inc. or any of its controlled Affiliates; provided, that such person or entity was not a direct or indirect XPAC Shareholder (as defined in the Business Combination Agreement) or a shareholder of the Company immediately prior to the initial transfer by the Sponsor of XPAC Securities (as defined in the Business Combination Agreement) or Ordinary Shares to such person or entity; provided, further, that the maximum number of outstanding Ordinary Shares deemed to be held by the Sponsor Parties at any given time shall not exceed the number of Registrable Securities held by the Sponsor as of the Initial Merger Effective Time (as equitably adjusted for stock splits, stock dividends, cash dividends, reorganizations, combinations, recapitalizations and similar transactions affecting such securities).

“Sponsor Support Agreement” shall have the meaning given in the Recitals hereto.

“Subsequent Shelf Registration Statement” shall have the meaning given in Section 2.1.2.

“Underwriter” shall mean a securities dealer who purchases any Registrable Securities as principal in an Underwritten Offering and not as part of such dealer’s market-making activities.

“Underwritten Offering” shall mean a Registration in which securities of the Company are sold to an Underwriter in a firm commitment underwriting for distribution to the public.

“Underwritten Shelf Takedown” shall have the meaning given in Section 2.1.4.

“Withdrawal Notice” shall have the meaning given in Section 2.1.6.

“XPAC” shall have the meaning given in the Recitals hereto.

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Article II
REGISTRATIONS AND OFFERINGS

2.1 Shelf Registration.

2.1.1 Filing. As soon as practicable, but in no event later than thirty (30) calendar days following the Acquisition Closing, the Company shall use its commercially reasonable efforts to submit to or file with the Commission a Registration Statement for a Shelf Registration on Form F-1 (the “Form F-1 Shelf”) or a Registration Statement for a Shelf Registration on Form F-3 (the “Form F-3 Shelf”), if the Company is then eligible to use a Form F-3 Shelf, in each case, covering the resale of all the Registrable Securities (determined as of two (2) Business Days prior to such submission or filing) on a delayed or continuous basis and shall use its commercially reasonable efforts to have such Shelf declared effective as soon as practicable after the filing thereof, but no later than the earlier of (a) the ninetieth (90th) calendar day following the filing date thereof if the Commission notifies the Company that it will “review” the Registration Statement and (b) the tenth (10th) Business Day after the date the Company is notified (orally or in writing, whichever is earlier) by the Commission that the Registration Statement will not be “reviewed” or will not be subject to further review. Such Shelf shall provide for the resale of the Registrable Securities included therein pursuant to any method or combination of methods legally available to, and requested by, any Holder named therein. The Company shall maintain a Shelf in accordance with the terms hereof, and shall prepare and file with the Commission such amendments, including post-effective amendments, and supplements as may be necessary to keep a Shelf continuously effective, available for use to permit the Holders named therein to sell their Registrable Securities included therein and in compliance with the provisions of the Securities Act until such time as there are no longer any Registrable Securities. In the event the Company files a Form F-1 Shelf, the Company shall use its commercially reasonable efforts to convert the Form F-1 Shelf (and any Subsequent Shelf Registration Statement) to a Form F-3 Shelf as soon as practicable after the Company is eligible to use Form F-3. In no event shall a Holder be identified as a statutory underwriter in a Registration Statement unless requested by the Commission. The Company’s obligation under this Section 2.1.1, shall, for the avoidance of doubt, be subject to Section 3.4.

2.1.2 Subsequent Shelf Registration. If any Shelf ceases to be effective under the Securities Act for any reason at any time while Registrable Securities are still outstanding, the Company shall, subject to Section 3.4, use its commercially reasonable efforts to as promptly as is reasonably practicable cause such Shelf to again become effective under the Securities Act (including using its commercially reasonable efforts to obtain the prompt withdrawal of any order suspending the effectiveness of such Shelf), and shall use its commercially reasonable efforts to as promptly as is reasonably practicable amend such Shelf in a manner reasonably expected to result in the withdrawal of any order suspending the effectiveness of such Shelf or file an additional registration statement as a Shelf Registration (a “Subsequent Shelf Registration Statement”) registering the resale of all Registrable Securities (determined as of two (2) Business Days prior to such filing), and pursuant to any method or combination of methods legally available to, and requested by, any Holder named therein. If a Subsequent Shelf Registration Statement is filed, the Company shall use its commercially reasonable efforts to (i) cause such Subsequent Shelf Registration Statement to become effective under the Securities Act as promptly as is reasonably practicable after the filing thereof (it being agreed that the Subsequent Shelf Registration Statement shall be an automatic shelf registration statement (as defined in Rule 405 promulgated under the Securities Act) if the Company is a well-known seasoned issuer (as defined in Rule 405 promulgated under the Securities Act) at the most recent applicable eligibility determination date) and (ii) keep such Subsequent Shelf Registration Statement continuously effective, available for use to permit the Holders named therein to sell their Registrable Securities included therein and in compliance with the provisions of the Securities Act until such time as there are no longer any Registrable Securities. Any such Subsequent Shelf Registration Statement shall be on Form F-3 to the extent that the Company is eligible to use such form. Otherwise, such Subsequent Shelf Registration Statement shall be on another appropriate form. The Company’s obligation under this Section 2.1.2, shall, for the avoidance of doubt, be subject to Section 3.4.

2.1.3 Additional Registrable Securities. Subject to Section 3.4, in the event that any Holder holds Registrable Securities that are not registered for resale on a delayed or continuous basis, the Company, upon written request of one or more Holders holding, individually or collectively, at least five percent (5%) of the Registrable Securities, shall promptly use its commercially reasonable efforts to cause the resale of such Registrable Securities to be covered by either, at the Company’s option, any then available Shelf (including by means of a post-effective amendment) or by filing a Subsequent Shelf Registration Statement and cause the same to become effective as soon as practicable after such filing and such Shelf or Subsequent Shelf Registration Statement shall be subject to the terms hereof; provided, however, that the Company shall only be required to cause such additional Registrable Securities to be so covered once per calendar year for each of (a) the Sponsor Holders (taken as a whole), (b) the Founder (taken as a whole) and (c) the Existing SuperBac Shareholders other than the Founder (taken as a whole).

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2.1.4 Requests for Underwritten Shelf Takedowns. Subject to Section 3.4, at any time following the expiration of any restrictions on transfer to which the relevant Registrable Securities may be subject pursuant to the Lock-Up Agreement or the Sponsor Support Agreement, as applicable, and from time to time when an effective Shelf is on file with the Commission, a Sponsor Holder or an Existing SuperBac Shareholder (any such Sponsor Holder or any such Existing SuperBac Shareholder being in such case, a “Demanding Holder”) may request to sell all or any portion of its Registrable Securities in an Underwritten Offering that is registered pursuant to the Shelf (each, an “Underwritten Shelf Takedown”); provided that the Company shall only be obligated to effect an Underwritten Shelf Takedown if such offering shall include Registrable Securities proposed to be sold by the Demanding Holder, either individually or together with other Demanding Holders, with a total offering price reasonably expected to exceed, in the aggregate, $20.0 million (the “Minimum Takedown Threshold”). All requests for Underwritten Shelf Takedowns shall be made by giving written notice to the Company, which shall specify the approximate number of Registrable Securities proposed to be sold in the Underwritten Shelf Takedown. Subject to Section 2.4.4, the Company shall have the right to select the Underwriters for such offering (which shall consist of one or more reputable nationally recognized investment banks; it being understood that XP Investments US, LLC and XP Investimentos Corretora de Câmbio, Títulos e Valores Mobiliários S.A shall be deemed to constitute reputable nationally recognized investment banks such that their appointment by the Company hereunder would be permitted, but not required), subject to the majority-in-interest of the Demanding Holders’ prior approval (which shall not be unreasonably withheld, conditioned or delayed). Each of (a) the Sponsor Holders (taken as a whole), (b) the Founder (taken as a whole) and (c) the Existing SuperBac Shareholders other than the Founder (taken as a whole) may demand not more than two (2) Underwritten Shelf Takedowns pursuant to this Section 2.1.4 in any twelve (12)-month period, for an aggregate of not more than six (6) Underwritten Shelf Takedowns pursuant to this Section 2.1.4 in any twelve (12)-month period. Notwithstanding anything to the contrary in this Agreement, the Company may effectuate any Underwritten Offering pursuant to any then effective Registration Statement, including a Form F-3, that is then available for such offering.

2.1.5 Reduction of Underwritten Offering. If the managing Underwriter or Underwriters in an Underwritten Shelf Takedown, in good faith, advises the Company, the Demanding Holders and the Holders requesting piggy back rights pursuant to this Agreement with respect to such Underwritten Shelf Takedown (the “Requesting Holders”) (if any) in writing that the dollar amount or number of Registrable Securities that the Demanding Holders and the Requesting Holders (if any) desire to sell, taken together with all other Ordinary Shares or other equity securities that the Company desires to sell and all other Ordinary Shares or other equity securities[, including PIPE Securities, if any,] that have been requested to be sold in such Underwritten Offering pursuant to separate written contractual piggy-back or other registration rights held by any other shareholders of the Company, exceeds the maximum dollar amount or maximum number of equity securities that can be sold in the Underwritten Offering without adversely affecting the proposed offering price, the timing, the distribution method, or the probability of success of such offering (such maximum dollar amount or maximum number of such securities, as applicable, the “Maximum Number of Securities”), then the Company shall include in such Underwritten Offering, before including any Ordinary Shares or other equity securities proposed to be sold by Company or by other holders of Ordinary Shares or other equity securities, the Registrable Securities of (i) first, the Demanding Holders that can be sold without exceeding the Maximum Number of Securities (pro rata based on the respective number of Registrable Securities that each Demanding Holder has requested be included in such Underwritten Shelf Takedown and the aggregate number of Registrable Securities that all of the Demanding Holders have requested be included in such Underwritten Shelf Takedown), (ii) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (i), the Requesting Holders (if any) (pro rata based on the respective number of Registrable Securities that each Requesting Holder (if any) has requested be included in such Underwritten Shelf Takedown and the aggregate number of Registrable Securities that all of the Requesting Holders have requested be included in such Underwritten Shelf Takedown) that can be sold without exceeding the Maximum Number of Securities and (iii) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (i) and (ii), the Company and such other shareholders, [including PIPE Investors, (if any)] (in a proportion to be determined by the Company pursuant to such separate written contractual piggy-back registration rights or a the exclusive discretion of the Company in the absence of such agreement) that can be sold without exceeding the Maximum Number of Securities.

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2.1.6 Withdrawal. Prior to the filing of the applicable “red herring” prospectus or prospectus supplement used for marketing such Underwritten Shelf Takedown, a majority-in-interest of the Demanding Holders initiating an Underwritten Shelf Takedown shall have the right to withdraw from such Underwritten Shelf Takedown for any or no reason whatsoever upon written notification (a “Withdrawal Notice”) to the Company and the Underwriter or Underwriters (if any) of their intention to withdraw from such Underwritten Shelf Takedown; provided that the Sponsor Holders (taken as a whole), the Founder, or the Existing SuperBac Shareholders other than the Founder (taken as a whole) may elect to have the Company continue an Underwritten Shelf Takedown if the Minimum Takedown Threshold would still be satisfied by the Registrable Securities proposed to be sold in the Underwritten Shelf Takedown the Sponsor Holders (taken as a whole), the Founder, the Existing SuperBac Shareholders other than the Founder (taken as a whole), or any of their respective Permitted Transferees, as applicable. If withdrawn, a demand for an Underwritten Shelf Takedown shall constitute a demand for an Underwritten Shelf Takedown by the withdrawing Demanding Holder for purposes of Section 2.1.4, unless either (i) such Demanding Holder has not previously withdrawn any Underwritten Shelf Takedown or (ii) such Demanding Holder reimburses the Company for all Registration Expenses with respect to such Underwritten Shelf Takedown (or, if there is more than one Demanding Holder, a pro rata portion of such Registration Expenses based on the respective number of Registrable Securities that each Demanding Holder has requested be included in such Underwritten Shelf Takedown); provided that, the Sponsor Holders (taken as a whole), the Founder (taken as a whole), or the Existing SuperBac Shareholders other than the Founder (taken as a whole) elects to continue an Underwritten Shelf Takedown pursuant to the proviso in the immediately preceding sentence, such Underwritten Shelf Takedown shall instead count as an Underwritten Shelf Takedown demanded by such Sponsor Holders (taken as a whole), the Founder or such Existing SuperBac Shareholders other than the Founder (taken as a whole), as applicable, for purposes of Section 2.1.4. Following the receipt of any Withdrawal Notice, the Company shall promptly forward such Withdrawal Notice to any other Holders that had elected to participate in such Underwritten Shelf Takedown. Notwithstanding anything to the contrary in this Agreement, the Company shall be responsible for the Registration Expenses incurred in connection with a Underwritten Shelf Takedown prior to its withdrawal under this Section 2.1.6, other than if a Demanding Holder elects to pay such Registration Expenses pursuant to clause (ii) of the second sentence of this Section 2.1.6.

2.2 Piggyback Registration.

2.2.1 Piggyback Rights. Subject to Section 2.4.3, if the Company or any Holder proposes to conduct a registered offering of, or if the Company proposes to file a Registration Statement under the Securities Act with respect to the Registration of, equity securities, or securities or other obligations exercisable or exchangeable for, or convertible into equity securities, for its own account or for the account of stockholders of the Company (or by the Company and by the stockholders of the Company including, without limitation, an Underwritten Shelf Takedown pursuant to Section 2.1), other than a Registration Statement (or any registered offering with respect thereto) (i) filed in connection with any employee stock option or other benefit plan, (ii) pursuant to a Registration Statement on Form F-4 (or similar form that relates to a transaction subject to Rule 145 under the Securities Act or any successor rule thereto), (iii) for an offering of debt that is convertible into equity securities of the Company, (iv) for a dividend reinvestment plan, (v) a Block Trade or (vi) an Other Coordinated Offering, then the Company shall give written notice of such proposed offering to all of the Holders of Registrable Securities that are no longer subject to restrictions on transfer pursuant to the Lock-Up Agreement or the Sponsor Support Agreement, as applicable, as soon as practicable but not less than ten (10) days before the anticipated filing date of such Registration Statement or, in the case of an Underwritten Offering pursuant to a Shelf Registration, the applicable “red herring” prospectus or prospectus supplement used for marketing such offering, which notice shall (A) describe the amount and type of securities to be included in such offering, the intended method(s) of distribution, and the name of the proposed managing Underwriter or Underwriters, if any, in such offering and (B) offer to all of the Holders of Registrable Securities that are no longer subject to restrictions on transfer pursuant to the Lock-Up Agreement or the Sponsor Support Agreement, as applicable, the opportunity to include in such registered offering such number of Registrable Securities as such Holders may request in writing within five (5) days after receipt of such written notice (such registered offering, a “Piggyback Registration”). Subject to Section 2.2.2, the Company shall, in good faith, cause such Registrable Securities to be included in such Piggyback Registration and, if applicable, shall use its commercially reasonable efforts to cause the managing Underwriter or Underwriters of such Piggyback Registration to permit the Registrable Securities requested by the Holders pursuant to this Section 2.2.1 to be included therein on the same terms and conditions as any similar securities of the Company included in such registered offering and to permit the sale or other disposition of such Registrable Securities in accordance with the intended method(s) of distribution thereof. The inclusion of any Holder’s Registrable Securities in a Piggyback Registration shall be conditioned on such Holder’s Registrable Securities not being subject to restrictions on transfer pursuant to the Lock-Up Agreement or the Sponsor Support Agreement, as applicable, and such Holder’s agreement to enter into an underwriting agreement in customary form with the Underwriter(s) selected for such Underwritten Offering.

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2.2.2 Reduction of Piggyback Registration. If the managing Underwriter or Underwriters in an Underwritten Offering that is to be a Piggyback Registration, in good faith, advises the Company and the Holders of Registrable Securities participating in the Piggyback Registration in writing that the dollar amount or number of Ordinary Shares or other equity securities that the Company desires to sell, taken together with (i) the Ordinary Shares or other equity securities, if any, as to which Registration or a registered offering has been demanded pursuant to separate written contractual arrangements with persons or entities other than the Holders of Registrable Securities hereunder, (ii) the Registrable Securities as to which registration has been requested pursuant to Section 2.2 hereof and (iii) the Ordinary Shares or other equity securities, if any, as to which Registration or a registered offering has been requested pursuant to separate written contractual piggy-back registration rights of persons or entities other than the Holders of Registrable Securities hereunder, exceeds the Maximum Number of Securities, then:

(a) if the Registration or registered offering is undertaken for the Company’s account, the Company shall include in any such Registration or registered offering (A) first, the Ordinary Shares or other equity securities that the Company desires to sell, which can be sold without exceeding the Maximum Number of Securities; (B) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (A), the Registrable Securities of Holders exercising their rights to register their Registrable Securities pursuant to Section 2.2.1, pro rata, based on the respective number of Registrable Securities that each Holder has requested be included in such Underwritten Offering pursuant to Section 2.2.1 and the aggregate number of Registrable Securities that the Holders have requested to be included in such Underwritten Offering, which can be sold without exceeding the Maximum Number of Securities; and (C) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A) and (B), the Ordinary Shares or other equity securities[, including PIPE Securities,] if any, as to which Registration or a registered offering has been requested pursuant to separate written contractual piggy-back or other registration rights of persons or entities other than the Holders of Registrable Securities hereunder, which can be sold without exceeding the Maximum Number of Securities;

(b) if the Registration or registered offering is pursuant to a demand by persons or entities other than the Holders of Registrable Securities pursuant to a separate written contractual arrangement, then the Company shall include in any such Registration or registered offering (A) first, the Ordinary Shares or other equity securities[, including PIPE Securities,] if any, of such requesting persons or entities, other than the Holders of Registrable Securities, which can be sold without exceeding the Maximum Number of Securities; (B) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (A), the Registrable Securities of Holders exercising their rights to register their Registrable Securities pursuant to Section 2.2.1, pro rata, based on the respective number of Registrable Securities that each Holder has requested be included in such Underwritten Offering and the aggregate number of Registrable Securities that the Holders have requested to be included in such Underwritten Offering, which can be sold without exceeding the Maximum Number of Securities; (C) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A) and (B), the Ordinary Shares or other equity securities that the Company desires to sell, which can be sold without exceeding the Maximum Number of Securities; and (D) fourth, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A), (B) and (C), the Ordinary Shares or other equity securities, if any, as to which Registration or a registered offering has been requested pursuant to separate written contractual piggy-back registration rights of persons or entities other than the Holders of Registrable Securities hereunder, which can be sold without exceeding the Maximum Number of Securities; and

(c) if the Registration or registered offering and Underwritten Shelf Takedown is pursuant to a request by Holder(s) of Registrable Securities pursuant to Section 2.1 hereof, then the Company shall include in any such Registration or registered offering securities in the priority set forth in Section 2.1.5.

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2.2.3 Piggyback Registration Withdrawal. Any Holder of Registrable Securities (other than a Demanding Holder, whose right to withdraw from an Underwritten Shelf Takedown, and related obligations, shall be governed by Section 2.1.6) shall have the right to withdraw from a Piggyback Registration for any or no reason whatsoever upon written notification to the Company and the Underwriter or Underwriters (if any) of his, her or its intention to withdraw from such Piggyback Registration prior to the effectiveness of the Registration Statement filed with the Commission with respect to such Piggyback Registration or, in the case of a Piggyback Registration pursuant to a Shelf Registration, the filing of the applicable “red herring” prospectus or prospectus supplement with respect to such Piggyback Registration used for marketing such transaction. The Company (whether on its own good faith determination or as the result of a request for withdrawal by persons or entities pursuant to separate written contractual obligations) may withdraw a Registration Statement filed with the Commission in connection with a Piggyback Registration (which, in no circumstance, shall include a Shelf) at any time prior to the effectiveness of such Registration Statement. Notwithstanding anything to the contrary in this Agreement (other than Section 2.1.6), the Company shall be responsible for the Registration Expenses incurred in connection with the Piggyback Registration prior to its withdrawal under this Section 2.2.3.

2.2.4 Unlimited Piggyback Registration Rights. For purposes of clarity, subject to Section 2.1.6, any Piggyback Registration effected pursuant to Section 2.2 hereof shall not be counted as a demand for an Underwritten Shelf Takedown under Section 2.1.4 hereof.

2.3 Market Stand-off. In connection with any Underwritten Offering of equity securities of the Company (other than a Block Trade or Other Coordinated Offering), if requested by the managing Underwriters, each Holder that is (a) an executive officer, (b) a director or (c) Holder in excess of five percent (5%) of the outstanding Ordinary Shares (and for which it is customary for such a Holder to agree to a lock-up) agrees that it shall not transfer any Ordinary Shares or other equity securities of the Company (other than those included in such offering pursuant to this Agreement), without the prior written consent of the Company, during the ninety (90)-day period (or such shorter time agreed to by the managing Underwriters) beginning on the date of pricing of such offering, except as expressly permitted by such lock-up agreement or in the event the managing Underwriters otherwise agree by written consent. Each such Holder agrees to execute a customary lock-up agreement in favor of the Underwriters to such effect (in each case on substantially the same terms and conditions as all such Holders). The provisions of this Section 2.3 shall only be applicable to a Holder if all officers, directors and greater than five percent stockholders of the Company enter into similar agreements. If any provision in this Section 2.3 is waived or terminated with respect to any of the securities of any such officer, director or greater than five percent shareholder (in any such case of waiver or termination, such securities being the “Released Securities”), the restrictive provisions contemplated by this Section 2.3 shall be waived or terminated, as applicable, to the same extent with respect to the same percentage of securities of each Holder as the percentage the Released Securities represent with respect to the securities held by the applicable officer, director or greater than five percent shareholder.

2.4 Block Trades; Other Coordinated Offerings.

2.4.1 Subject to Section 3.4, at any time following the expiration of any restrictions on transfer to which the relevant Registrable Securities may be subject pursuant to the Lock-Up Agreement or the Sponsor Support Agreement, as applicable, and from time to time when an effective Form F-3 Shelf is on file with the Commission, if a Demanding Holder wishes to engage in (a) an underwritten registered offering not involving a “roadshow” (including, without limitation, a same day trade, overnight trade or similar transaction) using such Form F-3 Shelf, an offer commonly known as a “block trade” (a “Block Trade”), or (b) an “at the market” or similar registered offering using such Form F-3 Shelf through a broker, sales agent or distribution agent, whether as agent or principal (an “Other Coordinated Offering”), in each case, (x) with a total offering price reasonably expected to exceed $10 million in the aggregate, or (y) with respect to all remaining Registrable Securities held by the Demanding Holder, provided that the total offering price is reasonably expected to exceed $10 million in the aggregate, then such Demanding Holder only needs to notify the Company of the Block Trade or Other Coordinated Offering at least three (3) Business Days prior to the day such offering is to commence and the Company shall use its commercially reasonable efforts to facilitate such Block Trade or Other Coordinated Offering; provided that the Demanding Holders representing a majority of the Registrable Securities wishing to engage in the Block Trade or Other Coordinated Offering shall use commercially reasonable efforts to work with the Company and any Underwriters, brokers, sales agents or placement agents prior to making such request in order to facilitate preparation of the registration statement, prospectus and other offering documentation related to the Block Trade or Other Coordinated Offering.

2.4.2 Prior to the filing of the applicable “red herring” prospectus or prospectus supplement used in connection with a Block Trade or Other Coordinated Offering, a majority-in-interest of the Demanding Holders initiating such Block Trade or Other Coordinated Offering shall have the right to submit a Withdrawal Notice to the Company, the Underwriter or Underwriters (if any) and any brokers, sales agents or placement agents (if any) of their intention to withdraw from such Block Trade or Other Coordinated Offering. Notwithstanding anything to the contrary in this Agreement, the Company shall be responsible for the Registration Expenses incurred in connection with a Block Trade or Other Coordinated Offering prior to its withdrawal under this Section 2.4.2.

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2.4.3 Notwithstanding anything to the contrary in this Agreement, Section 2.2 shall not apply to a Block Trade or Other Coordinated Offering initiated by a Demanding Holder pursuant to this Agreement.

2.4.4 The Demanding Holder in a Block Trade or Other Coordinated Offering shall have the right to select the Underwriters and any brokers, sales agents or placement agents (if any) for such Block Trade or Other Coordinated Offering (in each case, which shall consist of one or more reputable nationally recognized investment banks; it being understood that XP Investments US, LLC and XP Investimentos Corretora de Câmbio, Títulos e Valores Mobiliários S.A shall be deemed to constitute reputable nationally recognized investment banks such that their appointment for such Block Trade or Other Coordinated Offering would be permitted, but not required).

2.4.5 Each Demanding Holder may, in the aggregate, demand no more than two (2) Block Trades or Other Coordinated Offerings pursuant to this Section 2.4 in any twelve (12)-month period. For the avoidance of doubt, any Block Trade or Other Coordinated Offering effected pursuant to this Section 2.4 shall not be counted as a demand for an Underwritten Shelf Takedown pursuant to Section 2.1.4 hereof.

Article III
COMPANY PROCEDURES

3.1 General Procedures. If at any time on or after the date hereof the Company is required to effect the Registration of Registrable Securities, the Company shall use its commercially reasonable efforts to effect such Registration to permit the sale of such Registrable Securities in accordance with the intended plan of distribution thereof, and pursuant thereto the Company shall, as soon as reasonably practicable:

3.1.1 prepare and file with the Commission as soon as practicable a Registration Statement with respect to such Registrable Securities and use its commercially reasonable efforts to cause such Registration Statement to become effective and remain effective until all Registrable Securities covered by such Registration Statement are sold in accordance with the intended plan of distribution set forth in such Registration Statement or have ceased to be Registrable Securities;

3.1.2 prepare and file with the Commission such amendments and post-effective amendments to the Registration Statement, and such supplements to the Prospectus, as may be reasonably requested by the majority-in-interest of the Holders with Registrable Securities registered on such Registration Statement or any Underwriter of Registrable Securities or as may be required by the rules, regulations or instructions applicable to the registration form used by the Company or by the Securities Act or rules and regulations thereunder to keep the Registration Statement effective until all Registrable Securities covered by such Registration Statement are sold in accordance with the intended plan of distribution set forth in such Registration Statement or supplement to the Prospectus or have ceased to be Registrable Securities;

3.1.3 prior to filing a Registration Statement or Prospectus, or any amendment or supplement thereto, furnish without charge to the Underwriters, if any, and the Holders of Registrable Securities included in such Registration, and such Holders’ legal counsel, copies of such Registration Statement as proposed to be filed, each amendment and supplement to such Registration Statement (in each case including all exhibits thereto and documents incorporated by reference therein), the Prospectus included in such Registration Statement (including each preliminary Prospectus), and such other documents as the Underwriters and the Holders of Registrable Securities included in such Registration or the legal counsel for any such Holders may reasonably request in order to facilitate the disposition of the Registrable Securities owned by such Holders; provided that the Company shall have no obligation to furnish any documents publicly filed or furnished with the Commission pursuant to the Electronic Data Gathering, Analysis and Retrieval System (“EDGAR”);

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3.1.4 prior to any public offering of Registrable Securities, use its commercially reasonable efforts to (i) register or qualify the Registrable Securities covered by the Registration Statement under such securities or “blue sky” laws of such jurisdictions in the United States as the Holders of Registrable Securities included in such Registration Statement (in light of their intended plan of distribution) may request (or provide evidence satisfactory to such Holders that the Registrable Securities are exempt from such registration or qualification) and (ii) take such action necessary to cause such Registrable Securities covered by the Registration Statement to be registered with or approved by such other governmental authorities as may be necessary by virtue of the business and operations of the Company and do any and all other acts and things that may be necessary or advisable to enable the Holders of Registrable Securities included in such Registration Statement to consummate the disposition of such Registrable Securities in such jurisdictions; provided, however, that the Company shall not be required to qualify generally to do business in any jurisdiction where it would not otherwise be required to qualify or take any action to which it would be subject to general service of process or taxation in any such jurisdiction where it is not then otherwise so subject;

3.1.5 cause all such Registrable Securities to be listed on each national securities exchange on which similar securities issued by the Company are then listed;

3.1.6 provide a transfer agent or warrant agent, as applicable, and registrar for all such Registrable Securities no later than the effective date of such Registration Statement;

3.1.7 advise each seller of such Registrable Securities, promptly after it shall receive notice or obtain knowledge thereof, of the issuance of any stop order by the Commission suspending the effectiveness of such Registration Statement or the initiation or threatening of any proceeding for such purpose and promptly use its commercially reasonable efforts to prevent the issuance of any stop order or to obtain its withdrawal if such stop order should be issued;

3.1.8 at least three (3) days prior to the filing of any Registration Statement or Prospectus or any amendment or supplement to such Registration Statement or Prospectus (or such shorter period of time as may be (a) necessary in order to comply with the Securities Act, the Exchange Act, and the rules and regulations promulgated under the Securities Act or Exchange Act, as applicable or (b) advisable in order to reduce the number of days that sales are suspended pursuant to Section 3.4), furnish a copy thereof to each seller of such Registrable Securities or its counsel (excluding any exhibits thereto and any filing made under the Exchange Act that is to be incorporated by reference therein);

3.1.9 notify the Holders of Registrable Securities at any time when a Prospectus relating to such Registration Statement is required to be delivered under the Securities Act, of the happening of any event as a result of which the Prospectus included in such Registration Statement, as then in effect, includes a Misstatement, and then to correct such Misstatement as set forth in Section 3.4;

3.1.10 in the event of an Underwritten Offering, a Block Trade, an Other Coordinated Offering, or sale by a broker, placement agent or sales agent pursuant to such Registration, in each of the following cases to the extent customary for a transaction of its type, permit a duly appointed representative of the Holders, the Underwriters or other financial institutions facilitating such Underwritten Offering, Block Trade, Other Coordinated Offering or other sale pursuant to such Registration, if any, and any attorney, consultant or accountant retained by such Holders or Underwriter to participate, at each such person’s or entity’s own expense, in the preparation of the Registration Statement or the Prospectus, and cause the Company’s officers, directors and employees to supply all information reasonably requested by any such representative, Underwriter, financial institution, attorney, consultant or accountant in connection with the Registration; provided, however, that such representatives, Underwriters or financial institutions agree to confidentiality arrangements, in form and substance reasonably satisfactory to the Company, prior to the release or disclosure of any such information;

3.1.11 obtain a “cold comfort” letter from the Company’s independent registered public accountants in the event of an Underwritten Offering, a Block Trade, an Other Coordinated Offering or sale by a broker, placement agent or sales agent pursuant to such Registration (subject to such Underwriters, broker, placement agent or sales agent providing such certification or representation reasonably requested by the Company’s independent registered public accountants and the Company’s counsel) in customary form and covering such matters of the type customarily covered by “cold comfort” letters for a transaction of its type as the managing Underwriter may reasonably request, and reasonably satisfactory to a majority-in-interest of the participating Holders;

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3.1.12 in the event of an Underwritten Offering, a Block Trade, an Other Coordinated Offering or sale by a broker, placement agent or sales agent pursuant to such Registration, on the date the Registrable Securities are delivered for sale pursuant to such Registration, to the extent customary for a transaction of its type, obtain an opinion and negative assurance letter, dated such date, of counsel representing the Company for the purposes of such Registration, addressed to the participating Holders, the broker, placement agents or sales agent, if any, and the Underwriters, if any, covering such legal matters with respect to the Registration in respect of which such opinion is being given as the participating Holders, broker, placement agent, sales agent or Underwriter may reasonably request and as are customarily included in such opinions and negative assurance letters;

3.1.13 in the event of any Underwritten Offering, a Block Trade, an Other Coordinated Offering or sale by a broker, placement agent or sales agent pursuant to such Registration, enter into and perform its obligations under an underwriting or other purchase or sales agreement, in usual and customary form, with the managing Underwriter or the broker, placement agent or sales agent of such offering or sale;

3.1.14 make available to its security holders, as soon as reasonably practicable, an earnings statement covering the period of at least twelve (12) months beginning with the first day of the Company’s first full calendar quarter after the effective date of the Registration Statement which satisfies the provisions of Section 11(a) of the Securities Act and Rule 158 thereunder (or any successor rule promulgated by the Commission then in effect);

3.1.15 with respect to an Underwritten Offering pursuant to Section 2.1.4, use its commercially reasonable efforts to make available senior executives of the Company to participate in customary “road show” presentations that may be reasonably requested by the Underwriter in such Underwritten Offering;

3.1.16 in the event of an Underwritten Offering, a Block Trade, or an Other Coordinated Offering, to the extent reasonably requested by the Underwriter, broker, placement agent or sales agent engaged for such offering, allow the Underwriter, broker, placement agent or sales agent to conduct customary “underwriter’s due diligence” with respect to the Company;

3.1.17 otherwise, in good faith, cooperate reasonably with, and take such customary actions as may reasonably be requested by the participating Holders, consistent with the terms of this Agreement, in connection with such Registration; and

3.1.18 notwithstanding the foregoing, the Company shall not be required to provide any documents or information to an Underwriter, broker, sales agent or placement agent if such Underwriter, broker, sales agent or placement agent has not then been mandated with respect to the applicable Underwritten Offering or other offering involving a Registration as an Underwriter, broker, sales agent or placement agent, as applicable.

3.2 Registration Expenses. The Registration Expenses of all Registrations shall be borne by the Company. It is acknowledged by the Holders that the Holders shall bear all incremental selling expenses relating to the sale of Registrable Securities, such as Underwriters’ commissions and discounts, brokerage fees and, other than as set forth in the definition of “Registration Expenses,” all fees and expenses of any legal counsel representing the Holders, as well as any other consultants or advisors retained by a majority-in-interest of the Holders under Section 3.1.10 to jointly represent the Holders as a single class.

3.3 Requirements for Participation in Registration Statement in Offerings. Notwithstanding anything in this Agreement to the contrary, if any Holder does not provide the Company with its requested Holder Information in writing within five (5) days after receipt of written notice, the Company may exclude such Holder’s Registrable Securities from the applicable Registration Statement or Prospectus if the Company reasonably determines, based on the advice of counsel, that it is necessary or advisable to include such information in the applicable Registration Statement or Prospectus and such Holder continues thereafter to withhold such information. In addition, no person or entity may participate in any Underwritten Offering or other offering for equity securities of the Company pursuant to a Registration initiated by the Company hereunder unless such person or entity (i) agrees to sell such person’s or entity’s securities on the basis provided in any underwriting, sales, distribution or placement arrangements approved by the Company and (ii) completes and executes all customary questionnaires, powers of attorney, indemnities, lock-up agreements, underwriting or other agreements and other customary documents as may be reasonably required under the terms of such underwriting, sales, distribution or placement arrangements. For the avoidance of doubt, the exclusion of a Holder’s Registrable Securities as a result of this Section 3.3 shall not affect the Registration of any other Holder’s Registrable Securities to be included in such Registration.

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3.4 Suspension of Sales; Adverse Disclosure; Restrictions on Registration Rights.

3.4.1 Upon receipt of written notice from the Company that a Registration Statement or Prospectus contains a Misstatement, each of the Holders shall forthwith discontinue disposition of Registrable Securities until it has received copies of a supplemented or amended Prospectus correcting the Misstatement (it being understood that the Company hereby covenants to prepare and file such supplement or amendment as soon as reasonably practicable after the time of such notice), or until it is advised in writing by the Company that the use of the Prospectus may be resumed.

3.4.2 Subject to Section 3.4.4, if the filing, initial effectiveness or continued use of a Registration Statement in respect of any Registration at any time would (a) require the Company to make an Adverse Disclosure, or (b) require the inclusion in such Registration Statement of financial statements that are unavailable to the Company for reasons beyond the Company’s control, or (c) in the good faith judgment of the majority of the Board such Registration, be seriously detrimental to the Company and the majority of the Board concludes as a result that it is essential to defer such filing, initial effectiveness or continued use at such time, then the Company may, upon giving prompt written notice of such action to the Holders (which notice shall not specify the nature of the event giving rise to such delay or suspension), delay the filing or initial effectiveness of, or suspend use of, such Registration Statement for the shortest period of time, determined in good faith by the Company to be necessary for such purpose. In the event the Company exercises its rights under this Section 3.4.2, the Holders agree to suspend, immediately upon their receipt of the notice referred to above, their use of the Prospectus relating to any Registration in connection with any sale or offer to sell Registrable Securities until such Holder receives written notice from the Company that such sales or offers of Registrable Securities may be resumed, and in each case maintain the confidentiality of such notice and its contents. The Company shall endeavor to notify the Holders as soon as reasonably practicable of the expiration of any period during which it exercised its rights under this Section 3.4.

3.4.3 Subject to Section 3.4.4, if, pursuant to Section 2.1.4, Holders have requested an Underwritten Shelf Takedown and the Company and Holders are unable to obtain the commitment of underwriters to firmly underwrite such offering, the Company may, upon giving prompt written notice of such action to the Holders, delay any other registered offering pursuant to Section 2.1.4 or 2.4.

3.4.4 The right to delay or suspend any filing, initial effectiveness or continued use of a Registration Statement pursuant to Section 3.4.2 or a registered offering pursuant to Section 3.4.3 shall not be exercised by the Company, on more than two (2) occasions or for more than ninety (90) consecutive calendar days or more than one hundred and twenty (120) total calendar days in each case, during any twelve (12)-month period.

3.4.5 Notwithstanding anything herein to the contrary, if the Commission prevents the Company from including any or all of the Registrable Securities proposed to be registered for resale under a Registration Statement due to limitations on the use of Rule 415 of the Securities Act for the resale of the Registrable Securities by the applicable Holders or otherwise, (a) such Registration Statement shall register for resale such number of Registrable Securities which is equal to the maximum number of Registrable Securities as is permitted by the Commission and (b) the number of Registrable Securities to be registered for each selling Holder named in the Registration Statement shall be reduced pro rata among all such selling Holders; and as promptly as practicable after being permitted to register additional Registrable Securities under Rule 415 under the Securities Act, the Company shall amend the Registration Statement or file a new Registration Statement to register such Registrable Securities not included in the initial Registration Statement and shall use commercially reasonable efforts to have such amendment or Registration Statement to become effective as promptly as practicable.

3.4.5 Lock-up Restrictions. Any Registrable Securities that are subject to any restrictions pursuant to the Lock-Up Agreement may not be sold, transferred or otherwise disposed of following Registration pursuant to any Registration Statement unless and until permitted by the Lock-Up Agreement and the Sponsor Support Agreement, as applicable, and any such Registrable Securities shall continue to bear restrictive legends (if any, as applicable) until such sale, transfer or disposal becomes permitted under the Lock-Up Agreement and the Sponsor Support Agreement, as applicable.

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3.5 Reporting Obligations. As long as any Holder shall own Registrable Securities, the Company, at all times while it shall be a reporting company under the Exchange Act, covenants to file timely (or obtain extensions in respect thereof and file within the applicable grace period) all reports required to be filed by the Company after the date hereof pursuant to Sections 13(a) or 15(d) of the Exchange Act and to promptly furnish the Holders with true and complete copies of all such filings; provided that any documents publicly filed or furnished with the Commission pursuant to EDGAR shall be deemed to have been furnished or delivered to the Holders pursuant to this Section 3.5. The Company further covenants that it shall take such further action as any Holder may reasonably request, all to the extent required from time to time to enable such Holder to sell Ordinary Shares held by such Holder without registration under the Securities Act within the limitation of the exemptions provided by Rule 144, including procuring the provision of any customary legal opinions. Upon the request of any Holder, the Company shall deliver to such Holder a written certification of a duly authorized officer as to whether it has complied with such requirements.

Article IV
INDEMNIFICATION AND CONTRIBUTION

4.1 Indemnification.

4.1.1 The Company agrees to indemnify and hold harmless, to the extent permitted by applicable law, each Holder of Registrable Securities, its officers, directors, agents and representatives and each person or entity who controls such Holder (within the meaning of the Securities Act) against any and all losses, claims, damages, liabilities and out-of-pocket expenses (including, without limitation, reasonable and documented attorneys’ fees) caused by, resulting from, arising out of or based upon any untrue or alleged untrue statement of material fact contained in or incorporated by reference in any Registration Statement, Prospectus or preliminary Prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, except insofar as the same are caused by or contained in the Holder Information (as defined below). The Company shall indemnify the Underwriters, their officers and directors and each person or entity who controls such Underwriters (within the meaning of the Securities Act) to the same extent as provided in the foregoing sentence with respect to the indemnification of the Holder.

4.1.2 In connection with any Registration Statement in which a Holder of Registrable Securities is participating, such Holder shall furnish (or cause to be furnished) to the Company in writing such information and affidavits as the Company reasonably requests for use in connection with any such Registration Statement or Prospectus (the “Holder Information”) and, to the extent permitted by law, shall indemnify the Company, its directors, officers and agents and each person or entity who controls the Company (within the meaning of the Securities Act) against any and all losses, claims, damages, liabilities and out-of-pocket expenses (including, without limitation, reasonable and documented outside attorneys’ fees) resulting from any untrue or alleged untrue statement of material fact contained in or incorporated by reference in any Registration Statement, Prospectus or preliminary Prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, but only to the extent that such untrue or alleged untrue statement is contained in or incorporated by reference in (or, in the case of an omission, not contained in and not incorporated by reference in) any Holder Information; provided, however, that the obligation to indemnify shall be several and not joint, among such Holders of Registrable Securities, and the total liability of each such Holder of Registrable Securities shall be in proportion to and limited to the net proceeds (after deducting commissions and taxes, but before deducting expenses) received by such Holder from the sale of Registrable Securities pursuant to such Registration Statement. The Holders of Registrable Securities shall indemnify the Underwriters, their officers, directors and each person or entity who controls such Underwriters (within the meaning of the Securities Act) to the same extent as provided in the foregoing with respect to indemnification of the Company.

4.1.3 Any person or entity entitled to indemnification herein shall (i) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification (provided that the failure to give prompt notice shall not impair any person’s or entity’s right to indemnification hereunder to the extent such failure has not materially prejudiced the indemnifying party) and (ii) unless in such indemnified party’s reasonable judgment a conflict of interest between such indemnified and indemnifying parties may exist with respect to such claim, permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party. If such defense is assumed, the indemnifying party shall not be subject to any liability for any settlement made by the indemnified party without its consent (but such consent shall not be unreasonably withheld). An indemnifying party who is not entitled to, or elects not to, assume the defense of a claim shall not be obligated to pay the fees and expenses of more than one counsel (and local counsel in each applicable jurisdiction) for all parties indemnified by such indemnifying party with respect to such claim, unless in the reasonable judgment of any indemnified party a conflict of interest may exist between such indemnified party and any other of such indemnified parties with respect to such claim. No indemnifying party shall, without the consent of the indemnified party, consent to the entry of any judgment or enter into any settlement which cannot be settled in all respects by the payment of money (and such money is so paid by the indemnifying party pursuant to the terms of such settlement) or which settlement includes a statement or admission of fault and culpability on the part of such indemnified party or which settlement does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim or litigation.

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4.1.4 The indemnification provided for under this Agreement shall remain in full force and effect regardless of any investigation made by or on behalf of the indemnified party or any officer, director or controlling person or entity of such indemnified party and shall survive the transfer of securities. The Company and each Holder of Registrable Securities participating in an offering also agrees to make such provisions as are reasonably requested by any indemnified party for contribution to such party in the event the Company’s or such Holder’s indemnification is unavailable for any reason.

4.1.5 If the indemnification provided under Section 4.1 hereof from the indemnifying party is unavailable or insufficient to hold harmless an indemnified party in respect of any losses, claims, damages, liabilities and out-of-pocket expenses referred to herein, then the indemnifying party, in lieu of indemnifying the indemnified party, shall contribute to the amount paid or payable by the indemnified party as a result of such losses, claims, damages, liabilities and out-of-pocket expenses in such proportion as is appropriate to reflect the relative fault of the indemnifying party and the indemnified party, as well as any other relevant equitable considerations. The relative fault of the indemnifying party and indemnified party shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact, was made by (or not made by, in the case of an omission), or relates to information supplied by (or not supplied by, in the case of an omission), such indemnifying party or indemnified party, and the indemnifying party’s and indemnified party’s relative intent, knowledge, access to information and opportunity to correct or prevent such action; provided, however, that the aggregate liability of any Holder under this Section 4.1.5 shall be limited to the amount of the net proceeds received by such Holder in such offering giving rise to such liability. The amount paid or payable by a party as a result of the losses or other liabilities referred to above shall be deemed to include, subject to the limitations set forth in Sections 4.1.1, 4.1.2 and 4.1.3 above, any legal or other fees, charges or out-of-pocket expenses reasonably incurred by such party in connection with any investigation or proceeding. The parties hereto agree that it would not be just and equitable if contribution pursuant to this Section 4.1.5 were determined by pro rata allocation or by any other method of allocation, which does not take account of the equitable considerations referred to in this Section 4.1.5. No person or entity guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution pursuant to this Section 4.1.5 from any person or entity who was not guilty of such fraudulent misrepresentation.

Article V
MISCELLANEOUS

5.1 Notices. Any notice or communication under this Agreement must be in writing and given by (i) deposit in the United States mail, addressed to the party to be notified, postage prepaid and registered or certified with return receipt requested, (ii) delivery in person or by courier service providing evidence of delivery, or (iii) transmission by hand delivery, electronic mail or facsimile. Each notice or communication that is mailed, delivered, or transmitted in the manner described above shall be deemed sufficiently given, served, sent, and received, in the case of mailed notices, on the third Business Day following the date on which it is mailed and, in the case of notices delivered by courier service, hand delivery, electronic mail or facsimile, at such time as it is delivered to the addressee (with the delivery receipt or the affidavit of messenger) or at such time as delivery is refused by the addressee upon presentation. Any notice or communication under this Agreement must be addressed, if to the Company, to: SuperBac Corp., Rua Arizona, 491, Brooklin, 7th and 8th Floors, 04567-001, São Paulo, SP, Brazil, Attention: Luiz Augusto Chacon de Freitas Filho, chacon@superbac.com.br, with copy to Skadden, Arps, Slate, Meagher & Flom LLP, Av. Brigadeiro Faria Lima, 3311, 7th Floor, São Paulo, SP 04538-133, Filipe.Areno@skadden.com, Attention: Filipe B. Areno, and, if to any Holder, at such Holder’s address or facsimile number as set forth in the Company’s books and records. Any party may change its address for notice at any time and from time to time by written notice to the other parties hereto, and such change of address shall become effective thirty (30) days after delivery of such notice as provided in this Section 5.1.

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5.2 Assignment; No Third Party Beneficiaries.

5.2.1 This Agreement and the rights, duties and obligations of the Company hereunder may not be assigned or delegated by the Company in whole or in part.

5.2.2 This Agreement and the rights, duties and obligations of the Holders of Registrable Securities hereunder may be freely assigned or delegated by each such Holder of Registrable Securities in conjunction with and to the extent of any permitted transfer of Registrable Securities by any such Holder not prohibited by the Lock-Up Agreement or the Sponsor Support Agreement (such assigns, the “Permitted Transferees”);  provided, that such transfer is in compliance with the applicable provisions of the Lock-Up Agreement and the Sponsor Support Agreement.

5.2.3 This Agreement and the provisions hereof shall be binding upon and shall inure to the benefit of each of the parties and their respective successors and the permitted assigns of the Holders.

5.2.4 This Agreement shall not confer any rights or benefits on any persons or entities that are not parties hereto, other than as expressly set forth in this Section 5.2.

5.2.5 No assignment by any party hereto of such party’s rights, duties and obligations hereunder shall be binding upon or obligate the Company unless and until the Company shall have received (i) written notice of such assignment as provided in Section 5.1 hereof and (ii) the written agreement of the assignee, in a form reasonably satisfactory to the Company, to be bound by the terms and provisions of this Agreement (which may be accomplished by a certificate of joinder to this Agreement in the form of Exhibit A attached hereto). Any transfer or assignment made other than as provided in this Section 5.2 shall be null and void.

5.3 Counterparts. This Agreement may be executed in multiple counterparts (including facsimile or PDF counterparts), each of which shall be deemed an original, and all of which together shall constitute the same instrument, but only one of which need be produced. The words “execution,” “signed,” “signature,” and words of like import in this Agreement or in any other certificate, agreement or document related to this Agreement shall include images of manually executed signatures transmitted by facsimile or other electronic format (including, “pdf”, “tif” or “jpg”) and other electronic signatures (including DocuSign and AdobeSign). The use of electronic signatures and electronic records (including any contract or other record created, generated, sent, communicated, received, or stored by electronic means) shall be of the same legal effect, validity and enforceability as a manually executed signature or use of a paper-based record-keeping system to the fullest extent permitted by applicable law, including the Federal Electronic Signatures in Global and National Commerce Act, and any other applicable law. Minor variations in the form of the signature page, including footers from earlier versions of this Agreement or any such other document, shall be disregarded in determining the party’s intent or the effectiveness of such signature.

5.4 Governing Law; Venue. NOTWITHSTANDING THE PLACE WHERE THIS AGREEMENT MAY BE EXECUTED BY ANY OF THE PARTIES HERETO, THE PARTIES EXPRESSLY AGREE THAT (A) THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED UNDER THE LAWS OF THE STATE OF DELAWARE AND (B) THE VENUE FOR ANY ACTION TAKEN WITH RESPECT TO THIS AGREEMENT SHALL BE THE COURT OF CHANCERY OF THE STATE OF DELAWARE (OR, TO THE EXTENT SUCH COURT DOES NOT HAVE SUBJECT MATTER JURISDICTION, THE SUPERIOR COURT OF THE STATE OF DELAWARE, OR THE UNITED STATES DISTRICT COURT FOR THE DISTRICT OF DELAWARE).

5.5 TRIAL BY JURY. EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND, THEREFORE, EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT TO ANY ACTION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT.

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5.6 Amendments and Modifications. Upon the written consent of the Company and the Holders of at least a majority-in-interest of the Registrable Securities at the time in question, compliance with any of the provisions, covenants and conditions set forth in this Agreement may be waived, or any of such provisions, covenants or conditions may be amended or modified; provided, however, that notwithstanding the foregoing, any amendment hereto or waiver hereof that adversely affects the Sponsor, solely in Sponsor’s capacity as a holder of the Ordinary Shares of the Company, shall also require the written consent of the Sponsor so long as the Sponsor Holders (taken as a whole) hold, in the aggregate, at least five percent (5%) of the outstanding Ordinary Shares. No course of dealing between any Holder or the Company and any other party hereto or any failure or delay on the part of a Holder or the Company in exercising any rights or remedies under this Agreement shall operate as a waiver of any rights or remedies of any Holder or the Company. No single or partial exercise of any rights or remedies under this Agreement by a party shall operate as a waiver or preclude the exercise of any other rights or remedies hereunder or thereunder by such party.

5.7 Other Registration Rights. [Other than the PIPE Subscription Agreements], and as provided in the Warrant Agreement and the related Assignment, Assumption and Amendment Agreement (each as defined in the Business Combination Agreement):

5.7.1 The Company represents and warrants that no person or entity, other than a Holder of Registrable Securities, has any right to require the Company to register any securities of the Company for sale or to include such securities of the Company in any Registration Statement filed by the Company for the sale of securities for its own account or for the account of any other person or entity.

5.7.2 The Company hereby agrees and covenants that it will not grant rights to register any Ordinary Shares (or securities convertible into or exchangeable for Ordinary Shares) pursuant to the Securities Act that are more favorable, pari passu or senior to those granted to the Holders hereunder without (i) the prior written consent of each of (a) the Sponsor Holders (taken as a whole), (b) the Founder (taken as a whole) and (c) a majority-in-interest of the Existing SuperBac Shareholders other than the Founder (taken as a whole) (in each case, so long as each of the Sponsor Holders (taken as a whole), the Founder and a majority-in-interest of the Existing SuperBac Shareholders other than the Founder (taken as a whole), as applicable, holds in the aggregate, at least five percent (5%) of the outstanding Ordinary Shares), or (ii) granting economically and legally equivalent rights to the Holders hereunder such that the Holders shall receive the benefit of such more favorable or senior terms and/or conditions.

5.7.3 The Company represents and warrants that this Agreement supersedes any other registration rights agreement or agreement with similar terms and conditions and in the event of a conflict between any such agreement or agreements and this Agreement, the terms of this Agreement shall prevail.

5.8 Term. This Agreement shall terminate with respect to any Holder on the date that such Holder no longer holds any Registrable Securities. The provisions of Section 3.5 and Articles IV and V shall survive any termination.

5.9 Holder Information. Each Holder agrees, if requested in writing, to represent to the Company the total number of Registrable Securities held by such Holder in order for the Company to make determinations hereunder.

5.10 Additional Holders; Joinder. In addition to persons or entities who may become Holders pursuant to Section 5.2 hereof, subject to the prior written consent of each of (a) the Sponsor Holders (taken as a whole), (b) the Founder (taken as a whole) and (c) a majority-in-interest of the Existing SuperBac Shareholders other than the Founder (taken as a whole) (in each case, so long as each of the Sponsor Holders (taken as a whole), the Founder (taken as a whole) and a majority-in-interest of the Existing SuperBac Shareholders other than the Founder (taken as a whole), as applicable, holds in the aggregate, at least five percent (5%) of the outstanding Ordinary Shares), the Company may make any person or entity who acquires Ordinary Shares or rights to acquire Ordinary Shares after the date hereof a party to this Agreement (each such person or entity, an “Additional Holder”) by obtaining an executed joinder to this Agreement from such Additional Holder in the form of Exhibit A attached hereto (a “Joinder”). Such Joinder shall specify the rights and obligations of the applicable Additional Holder under this Agreement. Upon the execution and delivery and subject to the terms of a Joinder by such Additional Holder, the Ordinary Shares then owned, or underlying any rights then owned, by such Additional Holder (the “Additional Holder Ordinary Shares”) shall be Registrable Securities to the extent provided herein and therein and such Additional Holder shall be a Holder under this Agreement with respect to such Additional Holder Ordinary Shares.

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5.11 Severability. It is the desire and intent of the parties that the provisions of this Agreement be enforced to the fullest extent permissible under the laws and public policies applied in each jurisdiction in which enforcement is sought. Accordingly, if any particular provision of this Agreement shall be adjudicated by a court of competent jurisdiction to be invalid, prohibited or unenforceable for any reason, such provision, as to such jurisdiction, shall be ineffective, without invalidating the remaining provisions of this Agreement or affecting the validity or enforceability of this Agreement or affecting the validity or enforceability of such provision in any other jurisdiction. Notwithstanding the foregoing, if such provision could be more narrowly drawn so as not to be invalid, prohibited or unenforceable in such jurisdiction, it shall, as to such jurisdiction, be so narrowly drawn, without invalidating the remaining provisions of this Agreement or affecting the validity or enforceability of such provision in any other jurisdiction.

5.12 Entire Agreement; Restatement. This Agreement constitutes the full and entire agreement and understanding between the parties with respect to the subject matter hereof and supersedes all prior agreements and understandings relating to such subject matter. Upon the Acquisition Closing, the Original RRA shall no longer be of any force or effect by virtue of the Original RRA having been amended and restated pursuant to this Agreement.

[Signature pages follow]

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IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed as of the date first written above.

SuperBac Corp.

By:
Name:
Title:

XPAC Sponsor LLC

By:
Name:
Title:

[●]
By:
Name:
Title:

ANA CABRAL-GARDNER

By:

DENIS BARROS PEDREIRA

By:

CAMILO DE OLIVEIRA TEDDE

By:

[Signature Page to Amended and Restated Registration Rights Agreement]

Exhibit A

REGISTRATION RIGHTS AGREEMENT JOINDER

The undersigned is executing and delivering this joinder (this “Joinder”) pursuant to the Amended and Restated Registration Rights Agreement, dated as of [●], 2022 (as the same may hereafter be amended, the “Registration Rights Agreement”), among SuperBac Corp., an exempted company limited by shares incorporated under the laws of the Cayman Islands (the “Company”), and the other persons or entities named as parties therein. Capitalized terms used but not otherwise defined herein shall have the meanings provided in the Registration Rights Agreement.

By executing and delivering this Joinder to the Company, and upon acceptance hereof by the Company upon the execution of a counterpart hereof, the undersigned hereby agrees to become a party to, to be bound by, and to comply with the Registration Rights Agreement as a Holder of Registrable Securities in the same manner as if the undersigned were an original signatory to the Registration Rights Agreement, and the undersigned’s Ordinary Shares shall be included as Registrable Securities under the Registration Rights Agreement to the extent provided therein; provided, however, that the undersigned and its permitted assigns (if any) shall not have any rights as a Holder, and the undersigned’s (and its transferees’) Ordinary Shares shall not be included as Registrable Securities, for purposes of the Excluded Sections.

For purposes of this Joinder, “Excluded Sections” shall mean [●].

Accordingly, the undersigned has executed and delivered this Joinder as of the day of [●], 20[●].

Signature of Stockholder

Print Name of Stockholder Its:

Address:

Agreed and Accepted as of [●], 20[●]

SuperBac Corp.

By:
Name:
Title:

Exhibit 10.6

FORM OF

ASSIGNMENT, ASSUMPTION AND AMENDMENT AGREEMENT

Among

XPAC ACQUISITION CORP.,

SUPERBAC PUBCO HOLDINGS INC.,

And

CONTINENTAL STOCK TRANSFER & TRUST COMPANY

Dated [●], 2022

THIS ASSIGNMENT, ASSUMPTION AND AMENDMENT AGREEMENT (this “Agreement”), dated [●], 2022, is made by and among XPAC Acquisition Corp., an exempted company limited by shares incorporated under the laws of the Cayman Islands (“XPAC”), SUPERBAC PubCo Holdings Inc., an exempted company limited by shares incorporated under the laws of the Cayman Islands (“PubCo”), and Continental Stock Transfer & Trust Company, a New York corporation, as warrant agent (in such capacity, the “Warrant Agent”) and amends the Warrant Agreement (the “Existing Warrant Agreement”), dated July 29, 2021, by and between XPAC and the Warrant Agent. Capitalized terms used but not defined herein shall have the meaning ascribed to such terms in the Existing Warrant Agreement.

WHEREAS, pursuant to the Existing Warrant Agreement, (i) XPAC issued (a) 4,261,485 Private Placement Warrants to the Sponsor, and (b) 7,320,377 Public Warrants;

WHEREAS, on the date hereof, XPAC, PubCo, BAC1 Holdings Inc., an exempted company limited by shares incorporated under the laws of the Cayman Islands and a direct wholly owned subsidiary of PubCo (“Merger Sub 1”), BAC2 Holdings Inc., an exempted company limited by shares incorporated under the laws of the Cayman Islands and a direct wholly owned subsidiary of PubCo (“Merger Sub 2”), and SuperBac Biotechnology Solutions S.A., a corporation incorporated under the laws of Brazil (“SuperBac”) entered into a business combination agreement (as amended, modified or supplemented, from time to time, the “Business Combination Agreement”);

WHEREAS, all of the Warrants are governed by the Existing Warrant Agreement;

WHEREAS, pursuant to the Business Combination Agreement, (i) XPAC will merge with and into Merger Sub 1, with Merger Sub 1 surviving such merger as a wholly owned subsidiary of PubCo (the “Initial Merger”), and as a result of the Initial Merger, the holders of Ordinary Shares of XPAC shall become holders of Class A ordinary shares of PubCo (the “PubCo Class A Ordinary Shares”) and (ii) at least one day after the closing date of the Initial Merger, Merger Sub 2 will merge with and into a newly formed Cayman Islands exempted company that will, prior to the consummation of the Transactions (as defined in the Business Combination Agreement), own all of the issued and outstanding equity securities of SuperBac (“HoldCo”), with HoldCo surviving the merger as a wholly owned subsidiary of PubCo;

WHEREAS, as of the Initial Merger Effective Time (as defined in the Business Combination Agreement), as provided in Section 4.5 of the Existing Warrant Agreement, the Warrants will no longer be exercisable for Ordinary Shares of XPAC but instead will be exercisable (subject to the terms of the Existing Warrant Agreement as amended hereby) for PubCo Class A Ordinary Shares;

WHEREAS, the Board of XPAC has determined that the consummation of the Transactions and the transactions contemplated by the Business Combination Agreement will constitute a Business Combination (as defined in the Existing Warrant Agreement);

WHEREAS, in connection with the Transactions, XPAC desires to assign all of its right, title and interest in the Existing Warrant Agreement to PubCo and PubCo wishes to accept such assignment; and

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WHEREAS, Section 9.8(ii) of the Existing Warrant Agreement provides that XPAC and the Warrant Agent may amend the Existing Warrant Agreement without the consent of any Registered Holders (as defined in the Existing Warrant Agreement) for the purposes of adding or changing any provisions with respect to matters or questions arising under the Existing Warrant Agreement as the parties may deem necessary or desirable and that the parties deem shall not adversely affect the interest of the Registered Holders under the Existing Warrant Agreement.

NOW, THEREFORE, in consideration of the mutual agreements herein contained, the parties hereto agree as follows:

Article 1
Assignment and Assumption; Consent.

Section 1.1 Assignment and Assumption. As of and with effect as of the Initial Merger Effective Time: XPAC hereby assigns to PubCo all of XPAC’s right, title and interest in and to the Existing Warrant Agreement (as amended hereby); PubCo hereby assumes, and agrees to pay, perform, satisfy and discharge in full, as the same become due, all of XPAC’s liabilities and obligations under the Existing Warrant Agreement (as amended hereby) arising on, from and after the Initial Merger Effective Time.

Section 1.2 Consent. The Warrant Agent hereby consents to (i) the assignment of the Existing Warrant Agreement by XPAC to PubCo and the assumption of the Existing Warrant Agreement by PubCo from XPAC pursuant to Section 1.1 hereof, in each case effective as of the Initial Merger Effective Time, and (ii) the continuation of the Existing Warrant Agreement (as amended by this Agreement), in full force and effect from and after the Initial Merger Effective Time.

Article 2
Amendment of Existing Warrant Agreement.

Effective as of the Initial Merger Effective Time, XPAC and the Warrant Agent hereby amend the Existing Warrant Agreement as provided in this Section 2, and acknowledge and agree that the amendments to the Existing Warrant Agreement set forth in this Section 2 are to provide for the delivery of Alternative Issuance pursuant to Section 4.5 of the Existing Warrant Agreement (in connection with the Transactions and the transactions contemplated by the Business Combination Agreement).

Section 2.1 References to the “Company”. All references to the “Company” in the Existing Warrant Agreement (including all Exhibits thereto) shall be references to PubCo.

Section 2.2 References to “Ordinary Shares”. All references to “Ordinary Shares” in the Existing Warrant Agreement (including all Exhibits thereto) shall be references to PubCo Class A Ordinary Shares.

Section 2.3 References to “Business Combination”. All references to “Business Combination” in the Existing Warrant Agreement (including all Exhibits thereto) shall be references to the Transactions and the transactions contemplated by the Business Combination Agreement, and references to “the completion of the Business Combination” and all variations thereof in the Existing Warrant Agreement (including all Exhibits thereto) shall be references to the Initial Merger Effective Time.

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Section 2.4 Notice Clause. Section 9.2 of the Existing Warrant Agreement is hereby deleted and replaced with the following:

“Notices. Any notice, statement or demand authorized by this Agreement to be given or made by the Warrant Agent or by the holder of any Warrant to or on PubCo shall be sufficiently given when so delivered if by hand or overnight delivery or if sent by certified mail or private courier service within five (5) days after deposit of such notice, postage prepaid, addressed (until another address is filed in writing by PubCo with the Warrant Agent), as follows:

[●]
[●]
Email: [●]
Attention: [●]

with a copy (which shall not constitute notice) to:

Skadden, Arps, Slate, Meagher & Flom LLP
Av. Brigadeiro Faria Lima, 3311, 7th Floor
São Paulo, SP 04538-133
Email: Filipe.Areno@skadden.com
Attention: Filipe B. Areno

Any notice, statement or demand authorized by this Agreement to be given or made by the holder of any Warrant or by PubCo to or on the Warrant Agent shall be sufficiently given when so delivered if by hand or overnight delivery or if sent by certified mail or private courier service within five (5) days after deposit of such notice, postage prepaid, addressed (until another address is filed in writing by the Warrant Agent with PubCo), as follows:

Continental Stock Transfer & Trust Company

One State Street, 30th Floor

New York, NY 10004

Attention: Compliance Department”

Article 3
Miscellaneous Provisions.

Section 3.1 Effectiveness of the Amendment. Each of the parties hereto acknowledges and agrees that the effectiveness of this Agreement shall be expressly subject to the occurrence of the Initial Merger Effective Time, and this Agreement shall automatically become effective upon, but only upon, the occurrence of the Initial Merger Effective Time. If the Business Combination Agreement is terminated pursuant to its terms, the parties to this Agreement shall enter into an amendment to this Agreement so as to effect, as applicable, the relevant transactions contemplated by Section 2.2(g) of the Business Combination Agreement.

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Section 3.2 Successors. All the covenants and provisions of this Agreement by or for the benefit of PubCo, XPAC or the Warrant Agent shall bind and inure to the benefit of their respective successors and assigns.

Section 3.3 Applicable Law and Exclusive Forum. The validity, interpretation, and performance of this Agreement shall be governed in all respects by the laws of the State of New York. Subject to applicable law, each of PubCo and XPAC hereby agrees that any action, proceeding or claim against it arising out of or relating in any way to this Agreement shall be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and irrevocably submits to such jurisdiction, which jurisdiction shall be exclusive forum for any such action, proceeding or claim. Each of PubCo and XPAC hereby waives any objection to such exclusive jurisdiction and that such courts represent an inconvenient forum. Notwithstanding the foregoing, the provisions of this paragraph will not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal district courts of the United States of America are the sole and exclusive forum.

Any person or entity purchasing or otherwise acquiring any interest in the Warrants shall be deemed to have notice of and to have consented to the forum provisions in this Section 3.3 . If any action, the subject matter of which is within the scope the forum provisions above, is filed in a court other than a court located within the State of New York or the United States District Court for the Southern District of New York (a “foreign action”) in the name of any warrant holder, such warrant holder shall be deemed to have consented to: (x) the personal jurisdiction of the state and federal courts located within the State of New York or the United States District Court for the Southern District of New York in connection with any action brought in any such court to enforce the forum provisions (an “enforcement action”), and (y) having service of process made upon such warrant holder in any such enforcement action by service upon such warrant holder’s counsel in the foreign action as agent for such warrant holder.

Section 3.4 Counterparts. This Agreement may be executed in any number of original or facsimile counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument. A signed copy of this Agreement delivered by facsimile, e-mail or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Agreement.

Section 3.5 Effect of Headings. The section headings herein are for convenience only and are not part of this Agreement and shall not affect the interpretation thereof.

Section 3.6 Severability. This Agreement shall be deemed severable, and the invalidity or unenforceability of any term or provision hereof shall not affect the validity or enforceability of this Agreement or of any other term or provision hereof. Furthermore, in lieu of any such invalid or unenforceable term or provision, the parties hereto intend that there shall be added as a part of this Agreement a provision as similar in terms to such invalid or unenforceable provision as may be possible and be valid and enforceable.

5

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first above written.

XPAC ACQUISITION CORP.

By:
Name:
Title:

SUPERBAC PUBCO HOLDINGS INC.

By:
Name:
Title:

CONTINENTAL STOCK TRANSFER & TRUST COMPANY, as Warrant Agent

By:
Name:
Title:

[Signature Page to Assignment, Assumption and Amendment Agreement]

Exhibit 99.1

SuperBac, a Leading Biotech Company in Brazil, Plans to List on Nasdaq
through a Business Combination with XPAC

•	XPAC is sponsored by XPAC Sponsor LLC, an affiliate of XP Inc., a leading, technology-driven platform and a trusted provider of low-fee financial products and services in Brazil.

•	SuperBac is a leading player in the biotech revolution, disrupting traditional industries with more sustainable and efficient solutions, with a track-record of over 25 years of R&D and operations.

•	With an expected net revenue of over R$1.2 billion in 2022, an expected compound annual growth rate of 89% between 2020 and 2022, and a state-of-the-art biofactory and R&D complex inaugurated in 2021 with the capacity to triple its production volume, SuperBac is positioned for further expansion as a national leader in crop nutrition and is poised for diversification to crop protection and other sectors such as oil & gas, sanitation, home care and animal nutrition.

•	The combined company is expected to have a pro forma implied equity value post-money of up to approximately US$500 million.

•	Backed by world-class investment firms XP Inc. and its current shareholder Temasek, SuperBac intends to use the proceeds of the business combination to support its growth and capture opportunities that favor alternatives based on more sustainable and efficient solutions.

NEW YORK, NY – April 25, 2022 – SuperBac Biotechnology Solutions S.A. (“SuperBac”), a leading biotech company in Brazil, announced today that it has entered into a definitive business combination agreement (the “Business Combination Agreement”) with XPAC Acquisition Corp. (Nasdaq: XPAX, XPAXW and XPAXU), a publicly-traded special purpose acquisition company (“XPAC”). Upon closing of the business combination, SUPERBAC PubCo Holdings Inc., a newly incorporated Cayman Islands exempted company (expected to be renamed SuperBac Corp. at closing) (“PubCo”) is expected to become publicly traded and listed on Nasdaq.

Founded in 1995 by CEO Luiz Chacon, SuperBac has over 25 years of accumulated R&D targeted at building knowledge and solutions using bacteria from the Brazilian ecosystem, the most biologically diverse country in the world. As a leading player in the biotech revolution, SuperBac seeks to disrupt traditional industries with more sustainable and efficient solutions through formulas developed by blending naturally occurring bacteria into breakthrough solutions. As an example, SuperBac’s flagship product in crop nutrition, Supergan®, uses a bacteria blend developed by SuperBac that decreases by up to 50% the need for NPK fertilizer, while increasing productivity when compared to other premium fertilizers. With an expected net revenue of over R$1.2 billion in 2022 and an expected compound annual growth rate of 89% between 2020 and 2022, SuperBac is positioned for further expansion as a national leader in crop nutrition and is poised for diversification to crop protection and other sectors such as oil & gas, sanitation, home care and animal nutrition.

Luiz Chacon, the Founder and CEO of SuperBac (the “Founder”) said:

“We believe that our target segments within the biotechnology market have significant potential to expand in the coming years, and that with this business combination, SuperBac is very well positioned to capitalize on growth opportunities. We understand that innovation and technology play a strategic role in driving sustainable growth and redefining the future of biotechnology, and SuperBac is at the forefront of this movement.”

Chu Kong, the CEO and Chairman of XPAC said:

“The XPAC team is extremely proud to partner with SuperBac in this transaction. Luiz Chacon and his team have made SuperBac a leading biotech company in Brazil, starting from crop nutrition, a critical industry in Brazil, and we believe that SuperBac is strategically positioned to capture the surge of biological solutions set to take place in a variety of industries. We recognize this opportunity and the huge potential for significant growth to develop into a national champion in biotech for the agroindustry and beyond.”

Transaction Overview

The combined company is expected to have a pro forma implied equity value post-money of approximately US$500 million (assuming a US$10.00 per share price, assuming no redemptions from XPAC’s existing public shareholders and assuming no equity or debt financings being entered in connection with the business combination). The business combination is subject to a minimum cash condition of US$150 million in transaction proceeds (subject to certain adjustments) to the combined company, which can be satisfied by amounts in the XPAC trust account and the proceeds of any equity or debt financings entered into in connection with the business combination. It is expected that PubCo will file a registration statement on Form F-4 (the “Registration Statement”) with the Securities and Exchange Commission (the “SEC”) within the next two months.

Upon completion of the business combination (i) the existing shareholders of SuperBac are expected to own approximately 45% of the total share capital of PubCo (which includes approximately 19% to be held by Temasek), (ii) XPAC’s existing public shareholders are expected to own approximately 44% of the total share capital of PubCo, and (iii) the Sponsor is expected to own approximately 11% of the total share capital of PubCo, assuming no redemptions from XPAC’s existing public shareholders and assuming no equity or debt financings being entered in connection with the business combination. In connection with the business combination, PubCo will adopt a dual-class share structure pursuant to which all shareholders of PubCo other than the Founder will receive Class A ordinary shares entitled to one vote per share, and the Founder will receive Class B ordinary shares entitled to 10 votes per share. Assuming no redemptions from XPAC’s existing public shareholders, upon completion of the business combination, the Founder is expected to hold at least a majority of the voting rights in PubCo.

The business combination, which has been approved by the Board of Directors of XPAC, is expected to close in the second half of 2022, and is subject to the approval of the shareholders of XPAC and SuperBac and other customary closing conditions. SuperBac will hold a meeting of its shareholders within 20 days to approve the business combination.

Investor Presentation

An investor presentation in relation to the business combination will be available on XPAC’s investor relations website at http://www.xpac.com.br, which will also be furnished to the SEC in a Current Report on Form 8-K that will be available at www.sec.gov. See also “Additional Information About the Proposed Business Combination and Where to Find It” below.

Advisors

Shearman & Sterling LLP is acting as US counsel to XPAC, Mattos Filho, Veiga Filho, Marrey Jr. e Quiroga Advogados is acting as Brazilian counsel to XPAC and Maples and Calder (Cayman) LLP is acting as Cayman Islands counsel to XPAC.

Skadden, Arps, Slate, Meagher & Flom LLP is acting as US counsel to SuperBac, Ochman Advogados is acting as Brazilian counsel to SuperBac and Mourant Ozannes (Cayman) LLP is acting as Cayman Islands counsel to SuperBac.

About SuperBac

SuperBac is a leading player in the biotech revolution, disrupting traditional industries with more sustainable and efficient solutions, with a track-record of over 25 years of R&D and operations. SuperBac believes it is well positioned for further expansion as a national leader in crop nutrition and diversification to crop protection and other sectors such as oil & gas, sanitation, home care and animal nutrition.

About XPAC Acquisition Corp.

XPAC (Nasdaq: XPAX, XPAXW and XPAXU) is a special purpose acquisition company sponsored by XPAC Sponsor LLC, an affiliate of XP Inc. (NASDAQ: XP), a leading, technology-driven platform and a trusted provider of low-fee financial products and services in Brazil. Led by CEO and Chairman Chu Chiu Kong, CIO Guilherme Teixeira and CFO Fabio Kann, XPAC completed its US$220 million initial public offering on Nasdaq in August 2021 with an intention to focus on target businesses located in Brazil. For more information, visit http://www.xpac.com.br.

Forward-Looking Statements

The information in this press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995.

Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target”, “may”, “predict”, “should”, “would”, “potential”, “seem”, “future”, “outlook” or other similar expressions (or negative versions of such words or expressions) that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding XPAC’s, SuperBac’s, and PubCo’s estimates and forecasts of financial and performance metrics, projections of market opportunity and market share, expectations and timing related to product development, commercialization, commercial models, business growth and expansion, as well as discussion of SuperBac’s business plan in general, potential benefits of the transaction, potential financings to be obtained by SuperBac in the ordinary course of business or any equity or debt financings to be obtained in connection with the business combination and the satisfaction of conditions to closing of the business combination, including the minimum cash condition. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of XPAC’s SuperBac’s and PubCo’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions, and such differences may be material. Many actual events and circumstances are beyond the control of XPAC, SuperBac and PubCo.

These forward-looking statements are subject to a number of risks and uncertainties, including those factors discussed in XPAC’s final prospectus that forms a part of XPAC’s Registration Statement on Form S-1 (Reg No. 333-256097), which was filed with the SEC pursuant to Rule 424(b)(4) on August 2, 2021 (the “Prospectus”) and XPAC’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021, which was filed with the SEC on March 30, 2021, in each case, under the heading “Risk Factors,” and other documents that XPAC has filed, or will file, with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that XPAC, SuperBac and PubCo do not presently know or that XPAC, SuperBac, and PubCo do not currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect XPAC’s, SuperBac’s, and PubCo’s expectations, plans or forecasts of future events and views as of the date of this press release. XPAC, SuperBac, and Pubco anticipate that subsequent events and developments will cause XPAC’s, SuperBac’s, and PubCo’s assessments to change. However, while XPAC, SuperBac and PubCo may elect to update these forward-looking statements at some point in the future, XPAC, SuperBac and PubCo specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing XPAC’s, SuperBac’s or PubCo’s assessments as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Additional Information About the Proposed Business Combination and Where to Find It

Additional information about the proposed business combination, including a copy of the Business Combination Agreement and certain other documents, will be provided in a Current Report on Form 8-K to be filed by XPAC with the SEC. The proposed business combination will be submitted to the shareholders of XPAC for their consideration. PubCo intends to file the Registration Statement with the SEC which will include preliminary and definitive proxy statements to be distributed to XPAC’s shareholders in connection with XPAC’s solicitation for proxies for the vote by XPAC’s shareholders in connection with the proposed transaction and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued in connection with the completion of the proposed business combination. This press release does not contain all the information that should be considered concerning the proposed business combination and is not intended to form the basis of any investment decision or any other decision in respect of the proposed business combination. After the Registration Statement has been filed and declared effective, XPAC will mail a definitive proxy statement and other relevant documents to its shareholders as of the record date established for voting on the proposed business combination. XPAC’s shareholders and other interested persons are advised to read, once available, the preliminary proxy statement/prospectus and any amendments thereto and, once available, the definitive proxy statement/prospectus, and documents incorporated by reference therein filed in connection with XPAC’s solicitation of proxies for its special meeting of shareholders to be held to approve, among other things, the proposed transaction, because these documents will contain important information about XPAC, SuperBac and PubCo and the proposed business combination. Shareholders may also obtain a copy of the preliminary or definitive proxy statement, once available, as well as other documents filed with the SEC regarding the proposed business combination and other documents filed with the SEC by XPAC, without charge, at the SEC’s website located at www.sec.gov or by written request sent to 55 West 46th Street, 30th Floor, New York, NY 10036.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Financial Forecasts and Projections

This press release contains financial forecasts or projections for SuperBac with respect to certain financial results. Neither the independent auditors for XPAC nor SuperBac have audited, studied, reviewed, compiled or performed any procedures with respect to any financial forecasts or projections for the purpose of their inclusion in this press release, and accordingly, they did not express an opinion or provide any other form of assurance with respect thereto for the purpose of this press release. These financial forecasts and projections are forward-looking statements and should not be relied upon as being necessarily indicative of future results. The assumptions and estimates underlying the prospective financial information are inherently uncertain and are subject to a wide variety of significant business, economic, market and industry risks and uncertainties that could cause actual results to differ materially from those contained in the prospective financial information. Accordingly, there can be no assurance that the prospective results are indicative of the future performance of SuperBac or PubCo or that actual results will not differ materially from those presented in the prospective financial information. Inclusion of the prospective financial information in this press release should not be regarded as a representation by any person that the results contained in the prospective financial information will be achieved.

Participants in the Solicitation

XPAC, SuperBac, PubCo and certain of their respective directors, executive officers and other members of management, employees and consultants may, under SEC rules, be deemed to be participants in the solicitations of proxies from XPAC’s shareholders in connection with the proposed business combination. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of XPAC’s shareholders in connection with the proposed business combination will be set forth in XPAC’s proxy statement/prospectus when it is filed with the SEC. You can find more information about XPAC’s directors and executive officers, and their respective interests in XPAC, in the Prospectus. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement/prospectus when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, as amended, or an applicable exemption from the registration requirements thereof.

Media and Investor Contact

xpac@xpi.com.br

Exhibit 99.2

Exhibit 99.2

# SUPERBAC

Nature-driven intelligence

## Investor Presentation

April 2022

Investor Presentation April 2022 Exhibit 99.2

1
AGRICULTURAL
REVOLUTION
2
INDUSTRIAL
REVOLUTION
3
TECH
REVOLUTION
4
BIOTECH
REVOLUTION

SUPERBAC
Nature-driven intelligence

2

2 Company Motto AGRICULTURAL REVOLUTION INDUSTRIAL REVOLUTION TECH REVOLUTION 4 BIOTECH REVOLUTION 2 more sustainable and efficient solutions We are a leading player in the biotech revolution, disrupting traditional industries with

03

# What SuperBAC Does Differently (And Better!)

SUPERBAC
Nature-driven intelligence

## Conventional Crop Nutrition
Illustrative Example(1)

N
K
P

**NPK(2)**
**Absorption**

## SuperBAC Crop Nutrition
Illustrative Example(1)

K
N
P
BAC
BAC

**NPK + Biotech**
**Absorption**

- Disruptive Technology
- Higher Productivity
- Improved Soil Conditions
- Less Environmental Impact

3

3 What SuperBAC Does Differently (And Better!) 03 Note: (1) Not to scale. (2) NPK stands for Nitrogen, Phosphorus and Potassium. NPK (2) Absorption NPK + Biotech Absorption Conventional Crop Nutrition Illustrative Example (1) SuperBAC Crop Nutrition Illustrative Example (1) Higher Productivity Less Environmental Impact Improved Soil Conditions Disruptive Technology N N N P P K K N N N P P K K N P K N P P K K N BAC BAC

# Behind the Numbers, an Outstanding Team

+26

**Luiz Chacon Filho**
*CEO & Founder*
Mackenzie SUPERBAC

+12

**Giuliano Pauli**
*Innovation, R&D and Biotech Director*
FGV ESALQ FMC

**142 Employees**

+30

**Mozart Fogaça**
*VP of Business and Marketing*
FGV DOW DUPONT

**336 Employees**

+30

**Wilson Silva**
*CFO*
USP AQUA CAPITAL CHS

**76 Employees**

+30

**Marco Antonio**
*Human Resources*
Onofre HAMBURG SÜD VARIG

**17 Employees**

*Years of experience(1)*

SUPERBAC Nature-driven intelligence

**Employees**

**156** in Bio + **267** in Agri

**Specialists**

(1) As of April 2022.

4

4 Behind the Numbers, an Outstanding Team Luiz Chacon Filho CEO & Founder +26 Giuliano Pauli Innovation, R&D and Biotech Director +12 Wilson Silva CFO +30 Years of experience (1) 142 Employees 336 Employees 76 Employees Mozart Fogaça VP of Business and Marketing +30 17 Employees Marco Antonio Human Resources +30 ... Backed by a Highly Qualified R&D and Operational Teams 156 in Bio 267 in Agri Employees 70 PhDs, masters and researchers dedicated exclusively to the development of innovations Specialists (1) As of April 2022.

5 SuperBAC at a Glance Our +20 years Biodata is one of the largest bacteria library in Brazil, the most biologically diverse country in the world +1,850 Bioprospected bacterial strains +90,000 Mapped bacterial strains R$1.2 bn Net Revenues 2022E State - of - the - Art Biofactory inaugurated in 2021, with capacity to triple production 89% Revenue CAGR 20A - 22E +20 years of R&D and operations 3 mn Treated hectares +400 Licensed solutions

SUPERBAC
Nature-driven intelligence

### 1995 - 2013
**Technology and IP Development**

### 2013 - 2018
**Product Launch, Investment Round and Commercial Validation**

TEMASEK

- ✓ 2017: Private Placement
- ✓ Solutions development for different markets

### 2019 – 2021
**Industrial Scale**

- ✓ Scale-up validation
- ✓ Technological and commercial viability
- ✓ New biofactory inaugurated in 2021 with capacity to triple production volume

### 2022+
**National Roll-Out and Diversification**

**Net Revenue**
R$ mn

| 2020 | 2021 | 2022E |
|---|---|---|
| 336 | 707 (1) | 1,201 |

**READY** TO ROLL-OUT DISRUPTIVE SOLUTIONS

6

6 SuperBAC has Consolidated Itself as a Leading Biotech Company in Brazil 2019 – 2021 Industrial Scale x Scale - up validation x Technological and commercial viability x New biofactory inaugurated in 2021 with capacity to triple production volume 2021 707 2013 - 2018 Product Launch, Investment Round and Commercial Validation x 2017: Private Placement x Solutions development for different markets 2020 336 Net Revenue R$ mn Technology and IP Development 1995 - 2013 x 18 years of research, mapping, identifying and bioprospecting bacterial strains x Development of blends and product development 2022+ x Further expansion as a national leader in crop nutrition x Diversification to crop protection and other sectors (O&G, health and animal nutrition, sanitation, consumer goods) National Roll - Out and Diversification 2022E 1,201 State - of - the - Art Biofactory and R&D Complex in Brazil READY TO ROLL - OUT DISRUPTIVE SOLUTIONS Note: BRL 100 million investment at current prices. (1) 2021 numbers are not audited and, therefore, are subject to changes upon completion of audit. (1)

# Investment Thesis

SUPERBAC
Nature-driven intelligence

**01**

Transformational **tailwinds for biologicals**

**02**

**03**

**Large addressable market across different industries**

**04**

**05**

**06**

**Ideal timing for investing**

7

7 Investment Thesis 01 02 03 04 06 05 Transformational tailwinds for biologicals Ideal timing for investing ESG oriented , strong management team and sponsorship from Temasek and XP Disruptive and proprietary biotechnology, creating strong competitive advantages and barriers to entry Large addressable market across different industries Attractive valuation at a discount to main global biotech players

02

Global soil biodiversity atlas [2]

Research Protocols
Agronomic Results
Bioprospecting
Physico-Chemical
Microbial

## Biodata Numbers [3]

- ✓ **+1,850** strains
- ✓ **5** years database
- ✓ **3,843** physicochemical analysis
- ✓ **2,016** microbiome
- ✓ **882** demoplots
- ✓ **306** field trials

8

8 Research Protocols Proprietary Database of Bacterial Strains (1) , Creating Strong Competitive Advantage Source: Company. 02 SuperBAC has been mapping out soil biomes across Brazil to compose its Biodata (microbiome + soil characterization), a unique asset that enables crop and soil - specific blends customization to maximize performance Global soil biodiversity atlas (2) Biodata Numbers (3) 8 We have built the largest bacteria library in Brazil, the most biologically diverse country in the world Agronomic Results Bioprospecting Physico - Chemical Microbial x +1,850 strains x 5 years database x 3,843 physicochemical analysis x 2,016 microbiome x 882 demoplots x 306 field trials We have built the largest bacteria library in Brazil, the most biologically diverse country in the world (1) Note: Bacterial DNAs and strains are not patentable and are not proprietary. (2) Elaborated by the European Soil Data Cen tre . (3) Numbers as of January 2022.

02

# SuperBAC Technological Process

**1 MAPPING**

Analysis of microbiomes from different regions in brazil

**3 BIOPROSPECTION**

Isolation of microorganisms of interest

**5 APPLICATION**

Technical validations and construction of the value proposition

**7 GO TO MARKET**

B2B

B2C

SUPERBAC
ODOR OUT
supergan

Mapping
Identification
Bioprospection
Blend Customization
Application
Scalability
Go to Market

**2 IDENTIFICATION**

Characterization and construction of robust database

**4 BLEND CUSTOMIZATION**

Analysis of interactions with the environment

**6 SCALABILITY**

9

9 IDENTIFICATION Characterization and construction of robust database 2 SuperBAC Technological Process 02 BIOPROSPECTION Isolation of microorganisms of interest 3 Robust Microbial Database and Library Tailor - Made Solutions for Client Needs Best - in - class Scale Up and Stabilization Technology MAPPING Analysis of microbiomes from different regions in brazil 1 BLEND CUSTOMIZATION Analysis of interactions with the environment 4 APPLICATION Technical validations and construction of the value proposition 5 GO TO MARKET B2B B2C 7 6 SCALABILITY • Manufacturing of microbial batches at an industrial scale • Blend stabilization (BACInside)

02

SUPERBAC Nature-driven intelligence

## Unique database of mapped soil biome (Biodata)

✓ **+90,000** mapped strains (2021)

✓ **+1,850** bioprospected strains (2021)

**Bioprospection** through physicochemical and microbiome analysis

**Lead Generation & Development** to validate microbe function

**Discovery**

1 year

✓ **64** products launched (2021)

✓ **15** patent applications (2021)

**Scale Up** using the right equipment and expertise

**Field Testing** in greenhouses and open field

**Regulatory and IP** specialists to expedite approvals

**Scale Up & Development**

1-2 years

## State-of-the-Art Biofactory inaugurated in Nov 2021

**Manufacturing**

**Manufacture**

0.5-1 year

10

10 Deep Expertise from Identifying Clients’ Needs and Bioprospection to Manufacturing Scale Up & Development Manufacture Bioprospection through physicochemical and microbiome analysis Lead Generation & Development to validate microbe function Scale Up using the right equipment and expertise Formulation Lab – expertise in formulating stable and high - quality products Field Testing in greenhouses and open field Regulatory and IP specialists to expedite approvals Manufacturing Discovery Unique database of mapped soil biome (Biodata) Deep know - how to develop effective formulations, from laboratory research to industrial scale production State - of - the - Art Biofactory inaugurated in Nov 2021 02 10 x +90,000 mapped strains (2021) x +1,850 bioprospected strains (2021) x 64 products launched (2021) x 15 patent applications (2021) x Biofactory with 9 bioreactors, with +50,000L of total installed capacity x 3 independent production lines enabling production of several different products

03

SUPERBAC
Nature-driven intelligence

| | 2022 --------- 2023 --------------------- 2025 ------------------→ Long Term | Industries Covered | Adj. EBITDA Margin 2025 (%) (1) | TAM (2) R$ bn |
|---|---|---|---|---|
| **Current Wave** | Expansion of our crop nutrition solutions | ✓ Specialty/Biological Crop Nutrition | ~20% | 24 |
| **Wave 2** | Expand into Crop Protection Solutions and Adjacent Industries | ✓ Biological Crop Protection<br>✓ Sanitation<br>✓ Oil & Gas | ~35% - 40% | 9 |
| **Wave 3** | New industries with disruptive value proposition | ✓ Home Care<br>✓ Animal Nutrition<br>✓ Cosmetics | ~35% | 22 |

**Total Addressable Market (3)** **R$55 bn (US$11 bn)**

11

11 Scalable Biotech Platform for Multiple Industries, with Credible Roll - Out Strategy 2022 Long Term Industries Covered Current Wave x Specialty/Biological Crop Nutrition Wave 2 x Biological Crop Protection x Sanitation x Oil & Gas Wave 3 x Home Care x Animal Nutrition x Cosmetics 24 9 22 R$55 bn (US$11 bn) Total Addressable Market (3) 03 ~20% ~35% - 40% ~35% TAM (2) R$ bn Adj. EBITDA Margin 2025 (%) (1) Source: McKinsey report “Investing in Biotech”. (1) Adjusted EBITDA margin is calculated as (net revenue + cost of goods sold + sales, general and administrative expenses)/net revenue. (2) Total Addressable Market. (3) In Brazil. Assumes illustrative FX rate of 5.00BRL to 1USD. 2023 2025 2023 2025 Expand into Crop Protection Solutions and Adjacent Industries New industries with disruptive value proposition Expansion of our crop nutrition solutions

03

SUPERBAC
Nature-driven intelligence

R$ bn (2025E)
24
6
1
2
6
4
11
55
Specialty/ Biological Crop Nutrition
Biological Crop Protection
Oil & Gas (1)
Sanitation (2)
Animal Nutrition
Home Care
Cosmetics
Total Addressable Market (3)
Agribusiness
Consumer Goods

12

12 Source: McKinsey report “Investing in Biotech”. Note: (1) Does not consider Biogas market. (2) Sanitation includes Biogas mar ket . (3) In Brazil. 03 Biotech Solutions Have Multiple Applications Across Different Sectors, Providing Exposure to a Large Addressable Market 55 24 6 1 2 6 4 11 Specialty/ Biological Crop Nutrition Biological Crop Protection Oil & Gas Sanitation Animal Nutrition Home Care Cosmetics Total Addressable Market R$ bn (2025E) Agribusiness Consumer Goods 12 (2) (1) (3)

03

# How Our Crop Nutrition Products Works

## Fertilizer Composition

NPK(1)
100%
SuperBAC biotechnology
50%
NPK(1)
50%
Conventional Fertilizer
SuperBAC Solution

**SuperBAC biotechnology**

**Provide a healthy environment for microorganisms**

**More efficient absorption**

**Lower volume with better results**

## What We Provide

- ✓ **Higher crop yield**
- ✓ **NPK dose reduced** by ~50% per hectare
- ✓ **Soil treatment and regeneration**
- ✓ Greater **rooting capacity**
- ✓ **No changes in product usability**

## What We Prevent

- ✗ **Excess minerals** due to low absorption efficiency
- ✗ **Soil salinization and acidification**
- ✗ **Negative effects on soil biodiversity,** adversely impacting on crop yield

13

13 Source: McKinsey report “Investing in Biotech”. (1) Nitrogen, phosphorus and potassium. How Our Crop Nutrition Products Works SuperBAC biotechnology Provide a healthy environment for microorganisms More efficient absorption Lower volume with better results Fertilizer Composition x Higher crop yield x NPK dose reduced by ~50% per hectare x Soil treatment and regeneration x Greater rooting capacity x No changes in product usability What We Provide What We Prevent ꭗ Excess minerals due to low absorption efficiency ꭗ Soil salinization and acidification ꭗ Negative effects on soil biodiversity, adversely impacting on crop yield 03 Clients highlight the usability of the product , which allows them to use it the same way as typical mineral fertilizers 13 50% Conventional Fertilizer SuperBAC Solution SuperBAC biotechnology NPK (1) 50% NPK (1) 100%

03

SUPERBAC
Nature-driven intelligence

## Our Solutions

Processed together in pellet format

1 SuperBAC biotechnology 50%

2 NPK [1] 50%

## SuperBAC Commercial Models

| | Model 1 | Model 2 | Model 3 |
|---|---|---|---|
| | Fertilizer Final Product | Mix BAC [2] + NPK | BAC [2] Only |
| 1 | ✓ Initial model<br>✓ SuperBAC delivers final product | ✓ Focus on the technology BAC | ✓ Focus on the technology BAC |
| 2 | ✓ NPK[1]-equivalent product | ✓ Blend with NPK sourced by the client | ✓ Partner/client responsible for blending |
| Client Profile | ✓ Farmers, distributors and cooperatives | ✓ Large Distributors and cooperatives | ✓ NPK[1] blenders<br>✓ Large farmers |
| # Gross Margin[3] per product | 25% - 28% | 30% - 35% | 50% |

14

14 50% 50% Processed together in pellet format Our Solutions SuperBAC Commercial Models Fertilizer Final Product Mix BAC (2) + NPK BAC (2) Only x Farmers, distributors and cooperatives x Large Distributors and cooperatives x NPK (1) blenders x Large farmers Client Profile NPK (1) SuperBAC biotechnology Initial model SuperBAC delivers final product NPK (1) - equivalent product Focus on the technology BAC x • Blend with NPK sourced by the client • Partner/client responsible for blending 1 2 2 Focus on the technology BAC 1 1 1 x x x # Gross Margin (3) per product 14 03 25% - 28% We Intend to Operate Multiple Commercial Models, Depending on Client Profile 50% (1) Nitrogen, phosphorus and potassium. (2) BAC means bioactive compound. (3) Gross Margin is calculated as (net revenue + co st of goods sold)/net revenue. 2 x x x Model 1 Model 2 Model 3 2 30% - 35%

03

SUPERBAC
Nature-driven intelligence

**520** field tests

**+3mn** treated planted hectares

**15** States(2)

**+1.5k** POS

**81%** of tests showing higher productivity compared to competitors

**30%** increase in clients' profitability

15

15 Shown Effectiveness, with Clear Client Recognition, Supporting the Case for Expanding Into New Segments 15 03 81% of tests showing higher productivity compared to competitors +3mn treated planted hectares 62% growth in volume sales in same clients per year in the last 2 years (1) 15 States (2) 30% increase in clients’ profitability +1.5 k POS Source: Company and McKinsey report “Investing in Biotech”. Notes: (1) Same clients are clients to which SuperBAC sold in the previous year. By client, we are considering each legal ent ity . (2) Includes Brazilian states of: PR, SP, MG, MT, MS, GO, RS, BA, PI, PA, SC, DF, TO, MA, and RO. 520 field tests

03

SUPERBAC
Nature-driven intelligence

**Go-to-Market Strategy by 2023**

SuperBAC crop protection solutions
- ✓ **Bioinsecticide** (Foliar)
- ✓ **Bionematicide** (ST / In-furrow)
- ✓ **Biofungicide** (Foliar / ST / In-furrow)

2023
Go-to-Market
2022-2023
Regulatory approval
2020-2022
Product Development
Before 2020
Bioprospection

% Caterpillars Mortality
85%
65%
89%
98%
94%
100%
78%
78%
97%
78%
84%
97%
Spodoptera
Chrysodeixis
Helicoverpa
Anticarsia
Mkt Standard A
Mkt Standard B
SmartBAC

SMARTBAC

16

16 SuperBAC crop protection solutions x Bioinsecticide (Foliar) x Bionematicide (ST / In - furrow) x Biofungicide (Foliar / ST / In - furrow) Source: Company, McKinsey report “Investing in Biotech”, Kleffmann, HIS, Spark, Markets and Markets. Note: data for caterpill ar mortality included for illustrative purposes. Other studies have shown similar results across a range of agricultural pests. (1) Conducted by Universidade Estadual Paulista – UNESP. SmartBAC Technology has been shown to be more efficient than most popular products currently available in the market (1) Tests conducted with SmartBAC ® – SuperBAC’s bioinsecticide shows greater product efficiency and effectiveness 03 2023 Go - to - Market Go - to - Market Strategy by 2023 85% 98% 78% 78% 65% 94% 78% 84% 89% 100% 97% 97% Spodoptera Chrysodeixis Helicoverpa Anticarsia Mkt Standard A Mkt Standard B SmartBAC % Caterpillars Mortality Wave 2: SuperBAC’s Solutions are Already Surfing the Biological Crop Protection Wave 2022 - 2023 Regulatory approval 2020 - 2022 P roduct Development Before 2020 Bioprospection

17 Wave 2: O&G 90% Average reduction in the concentration of oil Enabling our customers to reach the legally required thresholds and enabling safe discharge into the ocean Remediation of groundwater and contaminated water Treatment of oily industrial effluents Water and oil separator box’s treatment Clean - up and remediation of production water and oily sludges from the oil and gas extraction industry Independent Case Study – Slop Tank in FPSO (1) 03 SuperBAC is the Only Company in Brazil that Offers B2B O&G Solutions SuperBAC technology has been validated by CENPES and tests at the FPSO will begin in 2022 Total FPSO (1) Addressable Market in Brazil Number of FPSOs; R$ bn R$1.2 bn 60 15 45 Tota FPSO FPSO Constructed Prior to 2010 FPSO Slop Tanks 40% Total FPSO Source: GWI and McKinsey report “Investing in Biotech”. Note: CENPES ( Centro de Pesquisa, Desenvolvimento e Inovação Leopoldo Américo Miguez de Mello) is Petrobras’ R&D and innovation institute, and any contractors are required to obtain such CENPES certification. (1) FPSO stands for Floating Production Storage and Offloading. (2) Adjusted EBITDA margin is calculated as (net revenue + cost of goods sold + s ale s, general and administrative expenses)/net revenue. Adj. EBITDA Margin (2)

03

# Wave 2: Sanitation/Biogas

SUPERBAC
Nature-driven intelligence

Application in Jerusalem municipal sewage treatment ponds

**40%** Of **Biochemical Oxygen Demand reduction**[3]

**7%** Of **flow rate increase**[3]

## Case Study – Laminated Wood Factory

Efficiency improvement in the stabilization pond

**84%** Of **Biochemical Oxygen Demand reduction** after 1 year

After 1 year
Beginning

**Our Clients (direct and indirect):**

BRK Ambiental · Águas de Votorantim · sabesp · Jerusalem Wastewater Treatment System

R$ bn

**40%** Adj. EBITDA Margin (2)

+7% p.a.
3.3
4.5
2020 Total Waste Water Treatment
2025 Estimated Total Water Treatment

18

18 Wave 2: Sanitation/Biogas (1) Source: GWI and McKinsey report “Investing in Biotech”. (2) Adjusted EBITDA margin is calculated as (net revenue + cost o f g oods sold + sales, general and administrative expenses)/net revenue. (3) The results were observed 6 months after solution implementation. 03 SuperBAC solutions are used to treat the Jerusalem Wastewater, and it has Shown Exceptional Improvement Application in Jerusalem municipal sewage treatment ponds 40% Of Biochemical Oxygen Demand reduction (3) 84% Of Biochemical Oxygen Demand reduction after 1 year Jerusalem Wastewater Treatment System Our Clients (direct and indirect): +7% p.a. Projected Brazilian Waste Water Technology Treatment CAPEX and OPEX (1) R$ bn 3.3 4.5 2020 Total Waste Water Treatment 2025 Total Waste Water Treatment Beginning After 1 year 7% Of flow rate increase (3) Case Study – Laminated Wood Factory Efficiency improvement in the stabilization pond 40% Adj. EBITDA Margin (2) 2025 Estimated Total Water Treatment

03

# Wave 3: Home Care, Animal Nutrition and Cosmetics

SUPERBAC
Nature-driven intelligence

### BioCUBO

**Already deployed in 80 restaurants**

### Odor Out

ODOR OUT
ELIMINADOR

### SuperGarden

SUPERGARDEN

**Animal Health**

**Cosmetics**

19

19 Odor Out BioCUBO • Stain and odor remover spray • Odor eliminating additive for cat sand • Drainage odor eliminator tablet • Use for grease trap maintenance • Control of bad odors and prevention of clogging Main Solutions Already Available in the B2C Home Care Segment Wave 3: Home Care, Animal Nutrition and Cosmetics B2B Channel Representing a Huge Opportunity, In Which SuperBAC Could Enjoy Higher Margins and Market Share 03 The Company can also play in the B2B Market x Differentiated strategy by developing efficient, environment - friendly biosolutions for B2B clients x Ability to develop tailor - made biosolutions Already deployed in 80 restaurants SuperGarden Cosmetics Animal Health Already sold in the largest pet store chains (e.g. Petz and Cobasi ) and online marketplaces (e.g. Amazon)

03

# Business Plan Overview

SUPERBAC
Nature-driven intelligence

## Net Revenue Evolution
R$ mn

## Adjusted EBITDA Evolution
R$ mn

**Revenue Mix 2026E**

13%
14%
2026E
73%
Crop Nutrition
Crop Protection
Non-Agri

**Adjusted EBITDA Mix 2026E**

21%
21%
58%
Crop Nutrition
Crop Protection
Non-Agri

20

20 Business Plan Overview 03 Net Revenue Evolution R$ mn Note: EBITDA represents net income (loss) before interest expense, provision for income taxes, depreciation and amortization. Adjus ted EBITDA consists of net income (loss) before interest expense, provision for income taxes, depreciation and amortization, balance sheet adjustments from pre vio us years, non - recurring items, and present value adjustments. See “Disclaimer – Statement Regarding Non - GAAP Financial Measures” on page 42. (1) 2021 numbers are n ot audited and, therefore, are subject to changes upon completion of audit. 73% 14% 13% Crop Nutrition Crop Protection Non-Agri Revenue Mix 2026E 58% 21% 21% Crop Nutrition Crop Protection Non-Agri Adjusted EBITDA Mix 2026E 2026E CAGR 20A - 26E: 45% Adjusted EBITDA Evolution R$ mn CAGR 20A - 26E: 82% (1) 17 56 151 204 270 438 621 5% 8% 13% 14% 15% 18% 20% 2020A 2021A 2022E 2023E 2024E 2025E 2026E Adjusted EBITDA Adjusted EBITDA Margin (1) 336 707 1,201 1,505 1,788 2,496 3,161 2020A 2021A 2022E 2023E 2024E 2025E 2026E

03

SUPERBAC

| Sector | Agribusiness | Food | Cosmetics | Pulp & Paper | Carbon Credits |
|---|---|---|---|---|---|
| SuperBAC Solutions | Mineral biocoat | Texture, flavoring and higher shelf life | Biological solution for essence extraction | In vitro cellulose | NPK consumption reduction |
| Target Client | Global NPK Producer | Global Food Company | Global Beauty Company | Pulp & Paper Industry | Agriculture Industry |
| Status | MoU Signed | NDA Signed | Tests being conducted | Patent submitted | Under tests |

21

21 Potential Upsides Currently Not Considered in the Business Plan Projections 21 03 SuperBAC Solutions Target Client Status Sector Pulp & Paper Industry Patent submitted Pulp & Paper In vitro cellulose Global NPK Producer MoU Signed Agribusiness Mineral biocoat Global Food Company NDA Signed Food Texture, flavoring and higher shelf life Global Beauty Company Tests being conducted Cosmetics Biological solution for essence extraction Note: The Company’s business plan projections do not include the potential effects of non - binding agreements, ongoing negotiatio ns, and nascent partnerships with players in the industries indicated above. This information is qualitative only. Agriculture Industry Under tests Carbon Credits NPK consumption reduction

22 Year - to - Date Performance 03 Unit YTD 2022 Actual Backlog (1) FY 2022 Business Plan (2) Act . / BP Volume Sold kton 330 400 82% sold Average Price R$/ton 3,683 3,052 +21% higher Gross Revenues (3) R$ mn 1,215 1,221 99% sold COGS (4) R$ mn (864) (909) Margin (5) R$ mn 351 312 +12% higher Margin % 29% 27% +2 bps Note: YTD stands for Year - to - Date. FY stands for Full - Year. (1) YTD as of March 31, 2022. Unaudited interim financial information. Revenue and COGS YTD are estimates for 2022 not in acc ord ance with IFRS. These YTD estimates to date are based on volumes SuperBAC has agreed to sell to customers and on the contracted prices for those sales, they also include certain assumptions about SuperBAC’s future costs (for example, freight costs). Financial results will be recognized in SuperBAC’s financial statements according to SuperBAC’s IFRS accounting practices in due course. (2) Business plan established by SuperBac in January 2022; (3) Gross of sales taxes. (4) COGS including sales taxes. (5) Margin calculated as Gross Revenues subtracted by COGS, divided by Gross Revenues.

04

# ESG Value-Oriented Strategy

SUPERBAC
Nature-driven intelligence

E S G

## Environment

## Social

Parceiro da Natureza

## Governance

- ✓ Audited financials
- ✓ Experienced Board of Directors
- ✓ Sponsorship from Temasek

SUPERBAC
Nature-driven intelligence

## Certifications

USDA ARS
ANVISA
Embrapa
Ministério da Agricultura Pecuária e Abastecimento
DSMZ — Leibniz Institute — DSMZ-German Collection of Microorganisms and Cell Cultures GmbH
AQUI TEM ENERGIA VERDE
Laboratório Aprovado — PAQLF — Embrapa Solos — Programa de Análise de Qualidade de Laboratórios de Fertilidade da Embrapa
SBCS — Análise de Tecido Vegetal — N, P, K, Ca, Mg, S, B, Cu, Fe, Mn, Zn — Depto. de Ciência do Solo - ESALQ/USP
Great Place To Work.
Comissão Estadual de Laboratórios de Análises Agronômicas — CELA PR — Controle de Qualidade 2021
SBCS — Sociedade Brasileira de Ciência do Solo

23

23 ESG Value - Oriented Strategy 04 Certifications Environment Social Governance x Environmental practices are intrinsic to the Company’s core business x Crop Nutrition: biofertilizers that regenerate the soil, rebalancing the biota, increasing crop yields and reducing the use of chemicals x Oil & Gas: Bioremediation and treatment of contaminated areas and oily waste x Wastewater Treatment : treatment of industrial and sanitary effluents x Audited financials x Experienced Board of Directors x Sponsorship from Temasek x Distribution of BioTab in Amelia Rodrigues (state of Bahia) x Sewage pre - treatment in a needy community, with no access to basic sanitation

04

SUPERBAC
Nature-driven intelligence

## Board of Directors

**Luiz Chacon Filho**
*Chairman*

SUPERBAC

**José Antônio Fay**
*Board Member*

Camil · brf · BUNGE

**Matheus Villares**
*Board Member*

TEMASEK · Goldman Sachs · citi

**Mário Barbosa**
*Board Member*

BUNGE · Fosfertil · ANDA

**André Jafferian Neto**
*Board Member*

Banco SOFISA

**Marcel Piccinno**
*Observer Member*

suzano · BUNGE · LDC

## Temasek

**US$283bn**
in Portfolio as of March 2021

**14%**
of total shareholders' return since 1974

✓ **1974** Incorporation of Temasek

✓ **13** Offices across 9 countries

**Strong focus on Biotech investments**

PIVOT BIO

Temasek **led Pivot Bio's Series D round**

Innovent · WuXi Biologics Global Solution Provider · amyris

## XPAC

+40

XP Inc. · actis · FGV · USP

**Chu Kong**
CEO and Chairman

+15

XP Inc. · VINCI partners · CFA Institute

**Guilherme Teixeira**
CIO

+12

XP Inc. · The Carlyle Group · FGV · Stanford Business · USP

**Fábio Kann**
CFO

Years of Experience

24

24 Strong Support from Shareholders and Board Members with Deep Sector and Country Knowledge 04 Board of Directors Temasek XPAC Mário Barbosa B o ard M e m b e r Luiz Chacon Filho C h a ir m a n José Antônio Fay Board Member Matheus Villares Board Member André Jafferian Neto Board Member Marcel Piccinno Observer Member Guilherme Teixeira CIO +15 Fábio Kann CFO +12 Chu Kong CEO and Chairman +40 US$283 bn in Portfolio as of March 2021 14% of total shareholders’ return since 1974 x 1974 Incorporation of Temasek x 13 Offices across 9 countries Strong focus on Biotech investments Years of Experience Temasek led Pivot Bio’s Series D round 10% of Temasek portfolio allocated in the Life Sciences & Agri - Food segment

05

# SuperBAC is Better Positioned Than Other Players

| | Special Fertilizers | | Crop Protection | | Non-Ag Products | Biofactory in Brazil | Proprietary Microbiome Database |
|---|---|---|---|---|---|---|---|
| | Biological | Mineral | Biological | Chemicals | | | |
| SUPERBAC | ● | ○ | ● | ○ | ● | ● | ● |
| VITTIA GRUPO | ◔ | ◕ | ◔ | ○ | ○ | ● | ◔ |
| BIOCERES | ◑ | ○ | ○ | ● | ○ | ● | ◔ |
| novozymes | ◔ | ○ | ◔ | ○ | ● | ○ | ● |
| CHR HANSEN | ○ | ○ | ◔ | ○ | ● | ○ | ● |
| FMC | ○ | ○ | ◔ | ● | ○ | ○ | ○ |
| CORTEVA agriscience | ○ | ○ | ○ | ● | ○ | ○ | ○ |

Source: Companies' filings.

25

25 Special Fertilizers Crop Protection Non - Ag Products Biofactory in Brazil Proprietary Microbiome Database Biological Mineral Biological Chemicals SuperBAC is Better Positioned Than Other Players Source: Companies’ filings. 05 25

06

# Attractive Time to Invest

SUPERBAC
Nature-driven intelligence

Sponsorship from **world-class** investment firms **Temasek and XP**

**Unique momentum for ESG disruptors**

(1) In its existing markets.

26

26 Attractive Time to Invest (1) In its existing markets. 06 Critical timing in global chemical (defensives, fertilizers, synthetics) supply chain favors alternatives based on more efficient solutions Sponsorship from world - class investment firms Temasek and XP Attractive opportunity to maximize value to SuperBAC and potential investor returns Biofactory ready to support roll - out strategy with minimum expansion Capex SuperBAC solutions have already shown technological and commercial viability with high acceptance rates (1) Unique momentum for ESG disruptors

05

# Comparable Public Companies

SUPERBAC
Nature-driven intelligence

## Global Biotech

novozymes
US$ 19 bn

CHR HANSEN
US$ 10 bn

## Conventional AgInputs

FMC
US$ 18 bn

CORTEVA agriscience
US$ 44 bn

- Traditional global agricultural sciences companies focused on crop protection

## LatAm AgInputs

VITTIA GRUPO
US$ 371 mm

BIOCERES
US$ 515 mm

| Country | Market Cap in US$ |
|---|---|

27

27 Comparable Public Companies Global Biotech Conventional AgInputs LatAm AgInputs 05 • Latam local players focused on crop protection and crop nutrition • Companies focused on biosolutions, mostly focused on non - ag segments (including food enzymes and health products) • Traditional global agricultural sciences companies focused on crop protection US$ 19 bn Market Cap in US$ Country US$ 10 bn US$ 18 bn US$ 44 bn US$ 515 mm US$ 371 mm Public peer forward projections reflect FactSet market data consensus estimates as of April 19, 2022 .

05

# Compelling Valuation Relative to Peers

## Firm Value / EBITDA 2023E
x

Median 23E: 22.1x
Median 23E: 12.8x
Median 23E: 8.0x
8.8x
22.5x
21.8x
22.1x
13.0x
12.6x
12.8x
9.4x
6.6x
8.0x
SUPERBAC
novozymes
CHR HANSEN
FMC
CORTEVA agriscience
BIOCERES
VITTIA

## EBITDA CAGR 2021E-2023E
%

Median 23E: 7.3%
Median 23E: 10.4%
Median 23E: 30.9%
93.1%
5.3%
9.4%
8.8%
8.5%
12.3%
10.4%
28.9%
32.9%
30.9%
SUPERBAC
novozymes
CHR HANSEN
FMC
CORTEVA agriscience
BIOCERES
VITTIA

| Global Biotech | Conventional AgInputs | LatAm AgInputs |
|---|---|---|
| novozymes, CHR HANSEN | FMC, CORTEVA | VITTIA, BIOCERES |

28

28 93.1% 5.3% 9.4% 8.5% 12.3% 28.9% 32.9% 8.8% 10.4% 30.9% Median 23E: 7.3% Median 23E: 30.9% Median 23E: 10.4% 8.8x 22.5x 21.8x 13.0x 12.6x 9.4x 6.6x 22.1x 12.8x 8.0x Median 23E: 22.1x Median 23E: 8.0x Median 23E: 12.8x Compelling Valuation Relative to Peers Public peer forward projections reflect FactSet market data consensus estimates as of April 19, 2022. Note: (1) Valuation multiples deemed as not meaningful (n.m.) when negative. 05 Firm Value / EBITDA 2023E x EBITDA CAGR 2021E - 2023E % Global Biotech Conventional AgInputs LatAm AgInputs

05

# Compelling Valuation Relative to Peers

## Firm Value / Revenue 2023E

x

Median 23E: 8.0x
Median 23E: 2.9x
Median 23E: 1.9x
1.2x
7.9x
8.0x
8.0x
3.5x
2.3x
2.9x
2.2x
1.5x
1.9x

## Revenue CAGR 2021E-2023E

%

Median 23E: 8.3%
Median 23E: 6.4%
Median 23E: 24.8%
46.0%
6.8%
9.9%
10.1%
6.5%
6.3%
6.4%
27.3%
22.4%
24.8%

Global Biotech | Conventional AgInputs | LatAm AgInputs

29

29 46.0% 6.8% 9.9% 6.5% 6.3% 27.3% 22.4% 10.1% 6.4% 24.8% Median 23E: 8.3% Median 23E: 24.8% Median 23E: 6.4% 1.2x 7.9x 8.0x 3.5x 2.3x 2.2x 1.5x 8.0x 2.9x 1.9x Median 23E: 8.0x Median 23E: 1.9x Median 23E: 2.9x Compelling Valuation Relative to Peers Public peer forward projections reflect FactSet market data consensus estimates as of April 19, 2022. 05 Firm Value / Revenue 2023E x Revenue CAGR 2021E - 2023E % Global Biotech Conventional AgInputs LatAm AgInputs

30 Transaction Summary Valuation Indicative Ownership Structure (5) Indicative Use of Proceeds (5)  SuperBAC has entered into a Business Combination Agreement to merge with XPAC Acquisition Corp. (Nasdaq: XPAX), valuing SuperBAC at a firm value of US$ 380mn  Closing expected in the second half of 2022 US$ mn Firm Value (1) 380 ( - ) Loans and Borrowings (2) (74) ( - ) Payments due at closing to current SuperBAC shareholders (2)(3) (22) ( - ) Cash and Equivalents (2) 11 Equity Value Pre - Money (4) 295 (+) Cash from Business Combination (5) 220 Equity Value Post - Money 515 Transaction Overview Implied EV/ Net Revenue 2022E 1.5x 2023E 1.2x 2024E 1.0x Implied EV/ EBITDA 2022E 11.9x 2023E 8.8x 2024E 6.6x Note: USD to BRL exchange rate of 4.7326. (1) Firm value indicated above was calculated as estimated equity value plus estima ted net debt (see footnote (2) below). Equity value is currently estimated at US$295 million, calculated as described in footnote (4) below (subject to the assumptions indicated in that footnote). (2) For illustrative purposes only, net debt was estimated at US$86 million as of December 31, 2021, with payments due at closing to current SuperBAC shareholders being included within this calculation for this purpose. SuperBac is seeking to incur additional debt during 2Q 2022 and 3Q 2022 for working capital purposes in the gross amount of up to US$95 million. (3) SuperBAC currently has approximately U$22 million of payments due to current SuperBAC shareholders upon completion of the business combination. Payment of these amounts will be part of the use of proceeds. (4) Pre - transaction e quity value was adjusted by ( i ) deducting approximately US$22 million in respect reorganization payments that shall be payable by SUPERBAC PubCo Holdings Inc. (“ PubCo ”) at closing to certain existing SuperBAC shareholders (subject to adjustment by CDI); and (ii) deducting an indicative US$54.9 million (representing the 5.49 million XPAC shares held by XPAC assuming a US$10.00 per share price, which were acquired by the XPAC Sponsor LLC for US$25,000 prior to the initial public offering of XPAC; this deduction is calculated at closing by reference to the proportion of the unforfeited sponsor promote, as described in the business combination agreement). (5) This transaction overview information is indicative and assumes, among other things, no redemptions from XPAC’s existing public shareholders and no equity or debt financings being entered in connection with the business combination. US$220 mn Shareholders Pre - Money Post - Money Temasek 43.1% 20.1% Luiz Chacon Filho (Founder) 33.8% 15.7% Feffer Family 14.1% 6.6% Others 9.0% 4.2% XP Inc. - 10.7% Free Float - 42.7% Total 100.0% 29% 19% 19% 9% 14% 10% CAPEX Working Capital Needs Debt Restructuring R&D for New Products / New Markets Potential M&As Payments due at closing to current SuperBAC shareholders

31 Additional Transaction Terms • Equity Value of US$ 295mn 1 , post promote dilution 2 o Permitted additional indebtedness of up to US$ 42mn 1 , if needed for working capital purposes o Minimum cash condition of US$ 150mn 3 • Board of Directors of 7 members o 2 nominated by XPAC (one independent), and the remaining 5 by Mr. Luiz Chacon (2 independents) o At Mr. Luiz Chacon’s discretion, the Board of Directors can be increased to 9 members. In such case, 3 will be nominated by X PAC (two independents), and the remaining 6 by Mr. Luiz Chacon (1 independent) o Sunset provisions in line with market practice: ( i ) Mr. Luiz Chacon starts to lose board nomination rights if his voting power is below 25% of total voting power; (ii) XPAC reduces to one board member if its stake is below 50% of its initial stake, and loses th e a bility to appoint a board member if its stake is less than 25% of its initial stake o Mr. Luiz Chacon will have Class B shares with 10:1 voting power. Consequently, Mr. Luiz Chacon will initially have ~65% of th e v oting rights 4 . Class B shares will be automatically converted to Class A shares if Class B shares held by the founder decrease to below 4% of total outstanding shares • Equity Plan (stock options) of up to 5% of total outstanding shares • Mr. Luiz Chacon will not be a beneficiary of the Equity Plan • Lock - up period: ( i ) Sponsor: 1 year 5 ; (ii) Mr. Luiz Chacon: 2 years (this lock - up does not apply to a maximum of US$ 14mn 1 , to address Mr. Luiz Chacon's liquidity needs); (iii) Temasek: 6 months; (iv) Management Equity Plan participants that receive Cl ass A shares in the Business Combination: 3 years; and (v) Other SuperBAC existing shareholders: 6 months Note: USD to BRL exchange ratio of 4.7326. (1) Pre - transaction equity value indicated was adjusted by ( i ) deducting approximately US$22 million in respect reorganization payments that shall be payable by PubCo at closing to certain existing SuperBAC shareholders (subject to adjustment by CDI); and (ii) deducting an indicative US$54.9 million (representing the 5.49 million XPAC shares held by XPAC assuming a US$10.00 per share price, which were acquired by the XPAC Sponsor LLC for US$25,000 prior to the initial public offering of XPAC; this deduction is calculated at closing by reference to the proportion of the unforfeited sponsor promote, as described in the business combination agreement). (2) Subject to further adjustment for ( i ) excess of SuperBac transaction expenses; (ii) any post - signing increase in net debt over an agreed level not consented to by XPAC; and (iii) to re flect any minority shareholders (up to 5%) that remain at the SuperBAC Brazil level. (3) Gross of deal expenses. (4) Assuming no redemptions from XPAC’s existing public shareholders and assuming no equity or debt financings being entered in connection with the business combinat io n. (5) Or if the last reported sale price of Class A ordinary shares equals or exceeds $12.00 per share for any 20 trading days within any 30 - trading day period commencing at least 120 days after the completion of t he business combination. These additional transaction terms are indicative and assume, among other things, no redemptions from XPAC’s existing public shareholders and no equity or debt financings being entered in connection with the business combination.

32 Appendix

# We are Focused on Addressing Significant Global Challenges

- ☑ Achievement of Net Zero Carbon Footprint
- ☑ Global Supply Chain Under Pressure
- ☑ Sustainable Use of Natural Resources

SUPERBAC
Nature-driven intelligence

1 NO POVERTY
2 ZERO HUNGER
3 GOOD HEALTH AND WELL BEING
4 QUALITY EDUCATION
5 GENDER EQUALITY
6 CLEAN WATER AND SANITATION
7 AFFORDABLE AND CLEAN ENERGY
8 DECENT WORK AND ECONOMIC GROWTH
9 INDUSTRY, INNOVATION AND INFRASTRUCTURE
10 REDUCED INEQUALITIES
11 SUSTAINABLE CITIES AND COMMUNITIES
12 RESPONSIBLE CONSUMPTION AND PRODUCTION
13 CLIMATE ACTION
14 LIFE BELOW WATER
15 LIFE ON LAND
16 PEACE, JUSTICE AND STRONG INSTITUTIONS
17 PARTNERSHIPS FOR THE GOALS
SUSTAINABLE DEVELOPMENT GOALS

☑ UN goals supported by SuperBAC's business model

33

33 We are Focused on Addressing Significant Global Challenges 33 33 x x x x x x x x x x x We are Focused on Contributing to the UN Sustainable Development Goals Global Supply Chain Under Pressure x Achievement of Net Zero Carbon Footprint x Sustainable Use of Natural Resources x Global challenges will require a sustainable economic model , based on positive environmental and social impacts x UN goals supported by SuperBAC’s business model

34 Definitions of non - IFRS terms • EBITDA represents net income (loss) before interest expense, provision for income taxes, depreciation and amortization. • EBITDA margin is calculated by dividing EBITDA by net revenues for the applicable period. • Adjusted EBITDA consists of net income (loss) before interest expense, provision for income taxes, depreciation and amortization, balance sheet adjustments from previous years, non - recurring items, and present value adjustments. • Adjusted EBITDA margin is calculated by dividing Adjusted EBITDA by net revenue for the applicable period.

35 SuperBAC’s Financial Projections Overview (1/3) R$ mn 2020A 2021A (1) 2022E 2023E 2024E 2025E 2026E Net Revenue 336 707 1,201 1,505 1,788 2,496 3,161 % Growth 17% 111% 70% 25% 19% 40% 27% Gross Profit 72 144 330 465 597 945 1,249 Gross Margin 22% 20% 27% 31% 33% 38% 40% Adjusted EBITDA 17 56 151 204 270 438 621 Adjusted EBITDA Margin 5% 8% 13% 14% 15% 18% 20% Cash Flow from Operations 35 164 204 301 378 % of Adjusted EBITDA 24% 80% 75% 69% 61% Free Cash Flow to Firm - 9 111 101 197 339 % Growth n.m. 91% 196% 172% As of the date of this presentation , the financial projections contained herein represent the current expectations of the management of SuperBAC regarding SuperBAC’s expected future financial performance. Note: EBITDA represents net income (loss) before interest expense, provision for income taxes, depreciation and amortization. Adjus ted EBITDA consists of net income (loss) before interest expense, provision for income taxes, depreciation and amortization, balance sheet adjustments from previous years, non - recurring items, and present value adjustments. See “Disclaimer – Statement Regarding Non - GAAP Financial Measures” on page 42. (1) 2021 numbers are not audited and, therefore, are subject to changes upon completion of audit.

36 SuperBAC’s Financial Projections Overview (2/3) 2022E 2023E 2024E 2025E 2026E Net Revenues 1,201 1,505 1,788 2,496 3,161 Crop Nutrition 1,171 1,411 1,580 1,899 2,295 % Growth 20% 12% 20% 21% Crop Protection 0 0 53 241 446 % Growth n.m n.m 357% 85% Non - agri 30 94 156 356 421 % Growth 215% 66% 128% 18% Gross Profit 330 465 597 945 1,249 Crop Nutrition 312 413 476 592 733 % Growth 29% 30% 31% 32% Crop Protection 0 0 32 144 268 % Growth n.m. 60% 60% 60% Non - agri 18 52 89 209 249 % Growth 55% 57% 59% 59% Total SG&A (179) (262) (327) (507) (628) % Growth 46% 25% 55% 24% Sales Expenses (96) (116) (131) (157) (190) G&A (64) (78) (110) (209) (285) R&D (19) (68) (86) (141) (153) Adjusted EBITDA 151 204 270 438 621 Adjusted EBITDA Margin 13% 14% 15% 18% 20% R$ mn

37 SuperBAC’s Financial Projections Overview (3/3) R$ mn 2022E 2023E 2024E 2025E 2026E Adjusted EBITDA 151 204 270 438 621 ( - ) Taxes (39) (70) (91) (146) (211) ( - ) Δ NWC (76) 30 24 9 (33) Cash Flow from Operations 35 164 204 301 378 ( - ) CAPEX and Investments (44) (53) (103) (104) (39) Cash Flow from Investments (44) (53) (103) (104) (39) Free Cash Flow to Firm (9) 111 101 197 339

38 Reconciliation of non - IFRS terms Note: EBITDA represents net income (loss) before interest expense, provision for income taxes, depreciation and amortization. Adjus ted EBITDA consists of net income (loss) before interest expense, provision for income taxes, depreciation and amortization, balance sheet adjustments from previous years, non - recurring items, and present value adjustments . See “Disclaimer – Statement Regarding Non - GAAP Financial Measures” on page 42. 2020 Accounting EBIT 22,945 Balance sheet adjustments from previous years 8,388 Non - recurring items (47,033) Present value adjustments 20,696 Depreciations and amortization 12,211 Fair Value of Property 0 Adjusted EBITDA 17,207 Adjusted EBITDA Margin 5% R$ thousands

39 Reconciliation of non - IFRS terms Note: EBITDA represents net income (loss) before interest expense, provision for income taxes, depreciation and amortization. Adjus ted EBITDA consists of net income (loss) before interest expense, provision for income taxes, depreciation and amortization, balance sheet adjustments from previous years, non - recurring items, and present value adjustments . See “Disclaimer – Statement Regarding Non - GAAP Financial Measures” on page 42. (1) 2021 numbers are not audited and, therefore, are subject to changes upon completion of audit. 2021 (1) Accounting EBIT 3 2,785 Balance sheet adjustments from previous years 10,578 Non - recurring items (1,053) Present value adjustments 31,594 Depreciations and amortization 15,900 Fair Value of Property (33,736) Adjusted EBITDA 56,068 Adjusted EBITDA Margin 8% R$ thousands

40 Summary of Russia - Ukraine War Impacts on Fertilizer Market • Russia - Ukraine war has deep impacts on the global supply of mineral fertilizers o Combined, Russia and Belarus had provided about 40% of the world’s exports of potash 1 o Russia also exported 11% of the world’s urea, and 48% of the ammonium nitrate 1 • SuperBAC does not currently have any significant concentration of suppliers from the region impacted by the war, and does not currently expect any significant impacts on its ability to secure raw materials in the short term o Less than 15% of its raw materials were shipped from Russian, Ukranian or Belarusian companies 2 o ~50% of its raw material came from companies headquartered in Morocco, Switzerland and US 2 o Remaining ~35% were supplied by Brazilian companies 2 o 99 % of the sales previously forecasted in business plan for 2022 have already been ordered by customers and 90% of the raw materials for such orders have already been ordered by SuperBAC • As a potential positive impact, global fertilizer scarcity can accelerate the adoption curve of biofertilizers 3 o For example, Bunge recently placed its first order from SuperBAC for the MAPITOBA 4 region Note: (1) https://www.cnbc.com/2022/04/06/a - fertilizer - shortage - worsened - by - war - in - ukraine - is - driving - up - global - food - prices - and - scarci ty.html#:~:text=Russia%20and%20Ukraine%20together%20export,prices%20are%20rising%20even%20more.; (2) Based on data from SuperBac for the period from January to September 2021. (3) https://www.portaldoagronegocio.com.br/agroindustria/biologicos/noticias/g ue rra - entre - russia - e - ucrania - pode - impulsionar - venda - de - fertilizantes - biologicos - no - brasil, https://g1.globo.com/economia/agronegocios/globo - rural/noticia/2022/04/10/procura - por - biofertilizantes - aumenta - apos - alta - de - prec o - de - adubos - quimicos.ghtml. (4) MAPITOBA region is comprised of Brazilian states of Maranhão , Piauí , Tocantins and Bahia.

41 Disclaimer This presentation (this “Presentation”) is provided for informational purposes only and has been prepared by SuperBAC Biotechnology Solutions S.A. (the “Company”) and XPAC Acquisition Corp. (“XPAC”) to assist interested parties in making their o wn evaluation with respect to the potential business combination between the Company and XPAC (the “Business Combination”) and m ust not be relied upon for any other purpose. The Business Combination will be consummated in a manner whereby SUPERBAC PubCo Holdings Inc., Cayman Islands exempted company (“ PubCo ”) will become the publicly traded holding company. No Offer or Solicitation This Presentation is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securitie s o r in respect of the Business Combination and shall not constitute an offer to sell, or a solicitation of an offer to buy, or a recommendation to purchase, any securities, or a commitment of the Company or XPAC with respect to any of the foregoing, and thi s Presentation shall not form the basis of any contract. This Presentation shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in w hic h such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any suc h jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securit ies Act of 1933, as amended. No Representation or Warranty This Presentation is for informational purposes only and does not purport to contain all of the information that may be requi red to evaluate the Company or a possible investment decision with respect to the Business Combination. The recipient agrees and acknowledges that this Presentation is not intended to form the basis of any investment decision by the recipient and doe s n ot constitute investment, tax or legal advice. No representations or warranties, express or implied, is or will be given by X PAC or the Company or any of their affiliates, directors, officers, employees or advisers or any other person as to the value tha t m ay be realized in connection with the Business Combination, the legal, regulatory, tax, financial, accounting or other effect s o f the Business Combination or the accuracy or completeness of the information in this Presentation or any other written, oral or ot her communications transmitted or otherwise made available to any party in the course of its evaluation of the Business Combination, and no responsibility or liability whatsoever is accepted for the accuracy or sufficiency thereof or for any err ors , omissions or misstatements, negligent or otherwise, relating thereto. The recipient also acknowledges and agrees that the information contained in this Presentation is preliminary in nature and is subject to change, and any such changes may be mat eri al. Any information, data or statistics on past performance or modeling contained herein is not an indication as to future performance. XPAC and the Company assume no obligation to update the information in this Presentation. Recipients of this Pre sen tation should each make their own evaluation of the Company and of the relevance and adequacy of the information and should make such other investigations as they deem necessary. Industry and Market Data Industry and market data used in this Presentation have been obtained from third - party industry publications and sources as well as from research reports prepared for other purposes. Although all such information has been obtained from sources believed to be reliable and are included in good faith, neither XPAC nor the Company has independently verified the data obta ine d from these sources and cannot assure you of the data’s accuracy or completeness. Accordingly, no representation is made as to the reasonableness of the assumptions made within or the accuracy or completeness of such data. Recipients are cau tio ned not to place undue weight on such information. Forward Looking Statements Certain statements included in this Presentation are not historical facts but are forward - looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward - looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect, ” “ should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook” and similar expressions that predict or in dicate future events or trends or that are not statements of historical matters, but the absence of these words does not mean that a st atement is not forward - looking. These forward - looking statements include, but are not limited to, statements regarding estimates and forecasts of other financial and performance metrics and projections of market opportunity. These statements ar e b ased on various assumptions, whether or not identified in this Presentation, and on the current expectations of the Company’s management and are not predictions of actual performance. These forward - looking statements are provided for illustrati ve purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or im pos sible to predict and may differ from assumptions. Many actual events and circumstances are beyond the control of the Company. Some important factors that could cause actual re sul ts to differ materially from those in any forward - looking statements could include changes in domestic and foreign business, market, financial, political and legal conditions. These forward - looking statements are subject to a number of risks a nd uncertainties, including but not limited to, statements regarding XPAC’s , the Company’s, and PubCo’s estimates and forecasts of financial and performance metrics, projections of market opportunity and market share, expectations and timing r ela ted to product development, commercialization, commercial models, business growth and expansion, as well as discussion of the Company’s business plan in general, potential benefits of the transaction, potential financings to be obtained by the Com pan y in the ordinary course of business or any equity or debt financings to be obtained in connection with the business combination and the satisfaction of conditions to closing of the business combination, including the minimum cash condition. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results im pli ed by these forward - looking statements. The foregoing list of factors is not exhaustive. You should carefully consider the foregoin g factors along with those factors discussed in XPAC’s final prospectus that forms a part of XPAC’s Registration Statement on Form S - 1 (Reg No. 333 - 256097), which was filed with the SEC pursuant to Rule 424(b)(4) on August 2, 2021 (the “Prospectus”) and XPAC’s Annual Report on Form 10 - K for the fiscal year ended December 31, 2021, which was filed with the SEC on March 30, 2021, in each case, under the heading “Risk Factors,” and other documents that XPAC has filed, or will file, with t he U.S. Securities and Exchange Commission (the “SEC”). There may be additional risks that neither XPAC nor the Company presently know or that XPAC and the Company currently believe are immaterial that could also cause actual results to differ f rom those contained in the forward - looking statements. In addition, forward - looking statements reflect XPAC’s and the Company’s expectations, plans or forecasts of future events and views as of the date of this Presentation. XPAC and the Compa ny anticipate that subsequent events and developments will cause XPAC’s and the Company’s assessments to change. However, while XPAC and the Company may elect to update these forward - looking statements at some point in the future, XPAC and t he Company specifically disclaim any obligation to do so. These forward - looking statements should not be relied upon as representing XPAC’s and the Company’s assessments as of any date subsequent to the date of this Presentation. Accordingly, undue reliance should no t be placed upon the forward - looking statements. Use of Projections This Presentation contains certain financial forecasts, including sales volume, projected revenue, net revenue, gross profit, ad justed EBITDA, net income, capex, net debt (and growth rates and ratios derived therefrom). The Company’s independent auditors have not studied, reviewed, compiled or performed any procedures with respect to the projections for the purpose of the ir inclusion in this Presentation, and accordingly, no independent auditor has expressed an opinion or provided any other form of assurance with respect thereto for the purpose of this Presentation. These projections are for illustrative purposes onl y and should not be relied upon as being necessarily indicative of future results. The assumptions and estimates underlying t he prospective financial information are inherently uncertain and are subject to a wide variety of significant business, economi c a nd competitive risks and uncertainties that could cause actual results to differ materially from those contained in the prosp ect ive financial information. Projections are inherently uncertain due to a number of factors outside of XPAC's and the Company's control. While all financial projections, estimates and targets are necessarily speculative, XPAC and the C om pany believe that the preparation of prospective financial information involves increasingly higher levels of uncertainty the further out the proje cti on, estimate or target extends from the date of preparation. Accordingly, there can be no assurance that the prospective resu lts are indicative of future performance or that actual results will not differ materially from those presented in the prospective fi nan cial information. Inclusion of the prospective financial information in this Presentation should not be regarded as a represe nta tion by any person that the results contained in the prospective financial information will be achieved.

42 Disclaimer ( Continued ) Presentation of Financial Data The financial information and data contained this Presentation has not been audited in accordance with PCAOB standards and ma y n ot conform to Regulation S - X promulgated by the SEC. Accordingly, such information and data may not be included in, may be adjusted in, or may be presented differently in, any proxy statement, prospectus or other report or document to be fil ed or furnished by XPAC, the Company, any successor entity, with the SEC. Certain historical financial data of the Company included in this Presentation has been derived based on the Company's audite d f inancial statements for the year ended December 31, 2020 and unaudited financial statements for the year ended December 31, 2021, which were prepared in accordance with the accounting principles generally accepted in Brazil ("Brazilian GAA P"), and are subject to an update based on an ongoing audit in accordance with PCAOB standards. In addition, certain other financial data of the Company included in this Presentation is based and the Company's internal management accounts tha t h ave not been reviewed or audited and are subject to further review and updates. Statement Regarding Non - GAAP Financial Measures Certain financial measures in this Presentation are not calculated pursuant to U.S. Generally Accepted Accounting Principles ("G AAP") or International Financial Reporting Standards ("IFRS"). These non - GAAP financial measures are in addition to, and not as a substitute for or superior to measures of financial performance prepared in accordance with GAAP or IFRS. There are a n umber of limitations related to the use of these non - GAAP financial measures as compared to their nearest GAAP or IFRS equivalents. For example, other companies may calculate non - GAAP financial measures differently or may use other measures to eva luate their performance, all of which could reduce the usefulness of the non - GAAP financial measures herein as tools for comparison. You should review each of XPAC's and the Company’s audited financial statements in accordance with GAAP or IF RS and should not rely on any single financial measure as part of your evaluation. This Presentation contains an explanation of how the Company calculates the non - GAAP measures presented herein, as well as a reconciliation of historical non - GAAP measures to their most directly comparable measures calculated under Brazilian GAAP. This Presentation also includes certain projections of non - GAAP measures. Due to the high variability, uncertainty and inherent difficulty of making accurate forecasts and projections, including predicting the occurrence and financial impact of certain adjustments, and the periods in which such adjustments may be recognized, the Company is unable to quantify certain amounts t hat would be required to be included in the most directly comparable GAAP financial measures without unreasonable effort. Consequently, the Company is not providing a reconciliation of its projected EBITDA, Adjusted EBITDA, Adjusted EBITDA Margin, Ne t Debt and Net Debt to Adjusted EBITDA or any other projected or forward - looking non - GAAP measures to the most directly comparable measure prepared in accordance with GAAP. For the same reasons, the Company is unable to address the prob abl e significance of the unavailable information, which could be material to future results. Additional Information About the Proposed Business Combination and Where to Find It Additional information about the proposed Business Combination will be provided in a Current Report on Form 8 - K to be filed by X PAC with the SEC. The proposed business combination will be submitted to the shareholders of XPAC for their consideration. PubCo intends to file a Registration Statement on Form F - 4 (the “Registration Statement”) with the SEC which will include preliminary and definitive proxy statements to be distributed to XPAC’s shareholders in connection with XPAC’s solicitation for proxies for the vote by XPAC’s shareholders in connection with the proposed transaction and other matters as described in the Registration Statement, as wel l as the prospectus relating to the offer of the securities to be issued in connection with the completion of the proposed business combination. This Presentation does not contain all the information t hat should be considered concerning the proposed Business Combination and is not intended to form the basis of any investment decision or any other decision in respect of the proposed Business Combination. After the Registration Statement h as been filed and declared effective, XPAC will mail a definitive proxy statement and other relevant documents to its shareholders as of the record date established for voting on the proposed Business Combination. XPAC’s shareholders and other interested persons are advised to read, once available, the preliminary proxy statement/prospectus and a ny amendments thereto and, once available, the definitive proxy statement/prospectus, and documents incorporated by reference therein filed in connection with XPAC’s solicitation of proxies for its special meeting of shareholders to be held to approve, among other things, the proposed transaction, because these documents will contain important information about XPAC, SuperBac and PubCo and the proposed business combination. Shareholders may also obtain a copy of the preliminary or definitive proxy statement, once available, as well as other documents filed with the SEC regarding the proposed Business Combination and othe r d ocuments filed with the SEC by XPAC, without charge, at the SEC’s website located at www.sec.gov or by written request sent to 55 West 46th Street, 30th Floor, New York, NY 10036. The information in this Presentation has not been reviewed by the SEC and certain information, such as the financial measures re ferenced herein, may not comply in certain respects with SEC rules. As a result, the information in the Registration Statement may differ from this Presentation in order to comply with SEC rules. The Registration Statement will include substa nti al additional information about the Company and its business that is not contained in this Presentation. Once filed, the information about the Company and its business in the Registration Statement will supersede the information included in this Pre sentation. Participants in the Solicitation XPAC, the Company, PubCo and certain of their respective directors, executive officers and other members of management, employees and consultants may, u nder SEC rules, be deemed to be participants in the solicitations of proxies from XPAC’s shareholders in connection with the proposed Business Combination. Information regarding the persons who may, under SEC rules , b e deemed participants in the solicitation of XPAC’s shareholders in connection with the proposed Business Combination will be set forth in XPAC’s proxy statement/prospectus when it is filed with the SEC. You can find more information about XPAC’s directors and executive officers, and their respective interests in XPAC, in the Prospectus. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests wil l b e included in the proxy statement/prospectus when it becomes available. Shareholders, potential investors and other intereste d persons should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment de cisions. You may obtain free copies of these documents from the sources indicated above. Trademarks XPAC and the Company own or have rights to various trademarks, service marks and trade names that they use in connection with th e operation of their respective businesses. This Presentation may also contain trademarks, service marks, trade names and copyrights of third - parties, which are the property of their respective owners. The use or display of third - parties’ tradema rks, service marks, trade names or products in this Presentation is not intended to, and does not imply, a relationship with XPA C or the Company, or an endorsement or sponsorship by or of XPAC or the Company. Solely for convenience, the trademarks, servic e m arks, trade names and copyrights referred to in this Presentation may appear without the TM, SM, ® or © symbols, but such references are not intended to indicate in any way that XPAC or the Company will not assert to the fullest extent under app licable law their respective rights or the rights of the applicable licensor(s) to these trademarks, service marks, trade nam es and copyrights.

43 The risks presented below are certain of the general risks related to SuperBac Biotechnology Solutions S.A. (" SuperBAC "), XPAC Acquisition Corp. ("XPAC") and the proposed business combination between SuperBAC and XPAC (the "Business Combination"), and such list is not exhaustive. You should carefully consider these risks and uncertainties, and should carry out your own e val uation and consult with your own financial and legal advisors concerning the risks and suitability of XPAC’s securities, an i nve stment in SuperBAC or PubCo (as defined below) and the Business Combination. Risks relating to the business of SuperBAC will be disclosed in future documents filed or furnished by SuperBAC and XPAC with the U.S. Securities and Exchange Commission ("SEC"), including the documents filed or furnished in connection with the Business Combination. The risks presented in such filings w ill be consistent with those that would be required for a public company in its SEC filings, including with respect to the busine ss and securities of SuperBAC and XPAC and the Business Combination, and may differ significantly from, and be more extensive than, those presented below. Th e Business Combination will be consummated in a manner whereby SUPERBAC PubCo Holdings Inc., Cayman Islands exempted company (“PubCo”) will become the publicly traded holding company. As used herein, “our” refers to SuperBAC and its subsidiaries. Risks Related to SuperBAC’s Business, Industry, Financial Condition, and Results of Operations  The extent to which the COVID - 19 pandemic and measures taken in response thereto impact our business, financial condition, resul ts of operations and prospects will depend on future developments, which are highly uncertain and are difficult to predict.  Our prior success in developing and commercializing our crop nutrition solutions using our biotech platform may not be indica tiv e of our ability to successfully develop and commercialize other biologically - based solutions for use in other industries  Our revenues are primarily derived from our agribusiness segment, and any downturn in the Brazilian agricultural industry cou ld adversely affect us.  Fluctuations in the prices of raw materials used to manufacture our biologically - based solutions may affect our cost structure, gross margin and ability to compete.  We are subject to the effects of inherent seasonality in the agricultural industry and the result impacts on our working capi tal and mismatch of cash flows.  Our ability to execute our business plan would be impaired if the market for biologically - based solutions does not develop as an ticipated.  Our failure to accurately forecast the size and growth potential of, and demand for our solutions in, our target markets coul d a dversely affect us.  The development cycles and sales cycles for our solutions are lengthy, which could delay revenue generation from new solution s.  We may not be successful in using our biotech platform to develop new, marketable solutions.  We may direct our limited resources toward product candidates that prove to be less profitable or successful than others that we did not pursue.  The market, including customers and potential investors, may be skeptical of the viability and benefits of our biologically - base d solutions.  If we are unable to manage our growth and expand our operations successfully, our reputation and brand may be damaged, and ou r b usiness and results of operations may be harmed.  We have not entered into long term or definitive agreements with our customers, and our business, financial condition and res ult s of operations may be adversely affected if our customers choose not to source their requirements from us.  Our intellectual property rights may not adequately protect our business or provide us with a competitive advantage.  Trade secrets can be difficult to protect and enforce, and our inability to do so could adversely affect our competitive posi tio n.  Our commercial success may be influenced by the supply and price of the raw materials we use to produce our biologically base d s olutions relative to petroleum and other intermediate and basic chemicals used by our competitors to produce traditional synthetic chemicals.  The failure of our raw material suppliers to perform their obligations under supply agreements, or our inability to replace o r r enew these agreements when they expire, could increase our cost for these materials, interrupt production or otherwise adversely affect our results of operations.  Our manufacturing operations are critical to our business and any shutdown of our manufacturing facilities may have an advers e e ffect on our business, results of operations and financial condition.  Expansion and refurbishment of our facilities, the construction of new facilities and the development and implementation of n ew manufacturing processes involve significant risks.  We expect to face intense competition for the solutions we intend to develop, often from larger companies with greater resour ces and experience than us, which could negatively impact our results of operations, both in the short term and the longer term, and market share.  We may not be able to raise sufficient funds to implement our business plan, fund our working capital, fund our projects, ren ew our existing lines of credit or access new financing facilities on attractive terms, which could have a material adverse effe ct on us.  Our inability to meet our financial liabilities and comply with our covenants may adversely affect our results and business.  Our performance depends on our ability to attract and retain qualified personnel.  We have entered into and anticipate entering into non - binding letters of intent, memoranda of understanding, term sheets and oth er arrangements with potential industry partners and if such arrangements do not lead to definitive agreements in a timely manner and on terms favorable to us, our business will be adversely affected. Risk Factors

44  We are subject to anti - corruption, anti - bribery, anti - money laundering, and similar laws and non - compliance with such laws can s ubject us to criminal or civil liability and harm our business, financial condition and results of operations.  We may become subject to lawsuits or indemnity claims in the ordinary course of business, which could materially and adversel y a ffect our business and results of operations.  We may be held liable for the labor, tax social security and other obligations of third parties.  We may not be able to obtain, or may experience significant delays or costs in obtaining, regulatory approval for our biotech nol ogy - based solutions and even if approvals are obtained, complying on an on - going basis with numerous regulatory requirements will be time - consuming and costly.  We may incur significant costs to comply with environmental laws and regulations, and failure to comply with these laws and r egu lations could expose us to significant liabilities.  Theft, loss, or misuse of personal data about our employees, customers, or other third parties could increase our expenses, d ama ge our reputation, or result in legal or regulatory proceedings  We face risks related to cybersecurity threats and incidents, as well as significant disruptions of our information technolog y s ystems or data security incidents that could result in significant financial, legal, regulatory, business and reputational ha rm.  Significant disruptions of information technology systems or breaches of data security could adversely affect our business.  Any failures in our risk management and internal reporting systems, policies and procedures can expose us to unexpected or un for eseen risks, which could adversely affect our business.  Our insurance coverage may be inadequate to cover all the liabilities we may incur.  Exchange rate instability may have adverse effects on our business and the trading price of PubCo shares.  Climate change may impact the availability of our facilities and, in addition, we may incur substantial costs to comply with cli mate change legislation and related regulatory initiatives. Risks Relating to Brazil  Brazil has experienced, and may continue to experience, adverse economic or political conditions that may impact our business , f inancial condition and results of operations.  The Brazilian federal government has exercised, and continues to exercise, significant influence over the Brazilian economy. Thi s influence, as well as Brazil’s political and economic conditions, could harm us and the price of the PubCo shares.  The ongoing economic uncertainty and political instability in Brazil, including as a result of ongoing corruption investigati ons , may harm us and the price of the PubCo shares.  Developments and the perceptions of risks in other countries, including other emerging markets, the United States and Europe, ma y harm the Brazilian economy and the price of the PubCo shares.  Inflation and certain government measures to curb inflation may adversely affect the Brazilian economy and capital markets, a nd as a result, harm our business and the price of the PubCo shares.  Any further downgrading of Brazil’s credit rating could reduce the trading price of the PubCo shares. Risks Relating to PubCo  The requirements of being a public company may strain our resources, divert management’s attention and affect our ability to att ract and retain qualified board members.  PubCo may not be able to timely and effectively implement controls and procedures required by Section 404(a) of the Sarbanes - Oxl ey Act that will be applicable to it after the Business Combination is consummated.  Our founder and CEO, Luiz Chacon, will have considerable influence over important corporate matters following the completion of the Business Combination as a result of PubCo’s dual class voting structure, which may result in PubCo taking certain actions that other shareholders may not view as beneficial.  The departure or loss of significant influence of our founder and CEO, Luiz Chacon, would be detrimental to PubCo’s business and adversely affect PubCo’s ability to execute its business strategies and continue to grow.  PubCo could lose its foreign private issuer status, which would require it to comply with the Exchange Act’s domestic reporti ng regime and cause t to incur significant legal, accounting and other expenses.  As a foreign private issuer and “controlled company” within the meaning of the Nasdaq stock exchange rules, PubCo is permitte d t o, and it will, rely on exemptions from certain corporate governance standards, which may afford less protection to holders of the Class A ordinary shares.  PubCo is an “emerging growth company,” and the reduced disclosure requirements applicable to emerging growth companies may ma ke PubCo’s Class A ordinary shares less attractive to investors.  There will be differences between your current rights as a holder of XPAC Ordinary Shares and the rights you will have as a h old er of PubCo shares, some of which may adversely affect you.  Upon completion of the Business Combination, XPAC shareholders will become PubCo shareholders, XPAC warrant holders will beco me holders of PubCo warrants and the market price for the PubCo Shares may be affected by factors different from those that historically have affected XPAC.  The PubCo warrants will become exercisable for PubCo shares, which would increase the number of shares eligible for future re sal e in the public market and result in dilution to its shareholders. Risk Factors ( Continued )

45  If securities or industry analysts do not publish research, publish inaccurate or unfavorable research or cease publishing re sea rch about PubCo, its share price and trading volume could decline significantly.  Future resales of PubCo shares may cause the market price of the PubCo shares to drop significantly, even if PubCo’s business is doing well.  Future issuances of any equity securities may dilute the interests of XPAC shareholders and decrease the trading price of Pub Co shares.  A market for PubCo Shares may not develop, which would adversely affect the liquidity and price of PubCo shares.  You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be li mit ed, because PubCo is incorporated under the laws of the Cayman Islands, PubCo conducts substantially all of its operations, and a majority of its directors and executive officers reside, outside of the United States.  It is not expected that PubCo will pay dividends in the foreseeable future after the Business Combination.  The only principal asset of the combined company following the Business Combination will be its interest in SuperBAC and accordingly, it will depend on distributions from SuperBAC to pay taxes and expenses.  We have granted in the past, and PubCo will also grant in the future, share incentives, which may result in increased share - base d compensation expenses.  If the PubCo shares or the PubCo warrants are not eligible for deposit and clearing within the facilities of the Depository T rus t Company, then transactions in the PubCo shares or the PubCo warrants may be disrupted.  The listing of PubCo securities on Nasdaq will not benefit from the process undertaken in connection with an underwritten ini tia l public offering.  Following the Business Combination, anti - takeover provisions contained in PubCo’s governing documents could impair a takeover at tempt. Risks Related to XPAC and the Business Combination  There are material risks to unaffiliated investors presented by taking SuperBAC public through a business combination rather than through an underwritten offering.  Directors of XPAC have potential conflicts of interest in recommending that its shareholders vote in favor of approval of the Bu siness Combination.  XPAC's initial stockholders, officers and directors may agree to vote in favor of the Business Combination, regardless of how it s public shareholders vote.  XPAC's warrants are accounted for as derivative liabilities and the changes in value of XPAC's derivative liabilities could h ave a material effect on XPAC's financial results.  XPAC and, following the Business Combination, SuperBAC , may face litigation and other risks as a result of any material weaknesses that may be identified in XPAC's internal contro l o ver financial reporting.  The combined company may invest or spend the proceeds of the Business Combination in ways with which the investors may not ag ree or in ways which may not yield a return.  Each of XPAC and SuperBAC have incurred and will incur substantial costs in connection with the Business Combination, such as legal, accounting, consul ti ng, and others advisory fees, and may incur fees in connection with any financing transactions which will be paid out of the proceeds of the Business Combination.  The ability of XPAC's public shareholders to exercise redemption rights with respect to a large number of shares could deplet e X PAC's trust account prior to the Business Combination and thereby diminish the amount of working capital of the combined company.  Subsequent to the consummation of the Business Combination, the combined company may be required to take write downs or write - of fs, restructuring and impairment or other charges that could have a significant negative effect on its financial condition, results of operations and share price, which could cause you to lose some or all of your investment.  Uncertainty about the effect of the Business Combination may affect SuperBAC's ability to retain key employees and integrate management structures and may materially impact the management, strategy, and r es ults of its operation as a combined company.  Neither the XPAC board of directors nor any committee thereof obtained a third - party, including a minimum cash condition valuati on in determining whether or not to pursue the Business Combination.  The consummation of the Business Combination is subject to a number of conditions, including a minimum cash condition which c an be satisfied by amounts in the XPAC trust account and the proceeds of any financings entered into connection with the business combination. I f those conditions are not satisfied or waived, the Business Combination Agreement may be terminated in accordance with its t erm s and the Business Combination may not be completed.  Legal proceedings in connection with the Business Combination, the outcomes of which are uncertain, could delay or prevent th e c ompletion of the Business Combination.  Changes to the proposed structure of the Business Combination may be required as a result of applicable laws or regulations.  SuperBAC will incur significant expenses as a result of being a public company, which could materially adversely affect SuperBAC's business, results of operations, and financial condition.  XPAC and SuperBAC will be subject to business uncertainties and contractual restrictions while the Business Combination is pending, and such un ce rtainty could have a material adverse effect on XPAC's and SuperBAC's business, financial condition, and results of operations.  XPAC does not have a specified maximum redemption threshold. The absence of such a redemption threshold may make it possible for XPAC to complete its initial business combination with which a substantial majority of its stockholders or warrant holders do not agree.  The ability of XPAC, SuperBAC and the other parties to the Business Combination Agreement to consummate the Business Combination may be adversely affected by the COVID - 19 pandemic and the status of equity and debt markets.  Past performance by entities affiliated with XPAC or its sponsor, including the XPAC management team, may not be indicative o f t he future performance of XPAC’s Business Combination with SuperBAC . Risk Factors ( Continued )

Exhibit 99.3

This document is a free translation of the Portuguese original.

In case of differences, the Portuguese version shall prevail.

SUPERBAC BIOTECHNOLOGY SOLUTIONS S.A.

CNPJ/ME No. 00.657.661/0001-94

NIRE 35.300.340.604

CALL NOTICE

EXTRAORDINARY GENERAL MEETING

The shareholders of SUPERBAC BIOTECHNOLOGY SOLUTIONS S.A. (the “Company”) are hereby summoned to meet at the Extraordinary General Meeting to be held on May 12, 2022, at 8:30 am, at the Company's headquarters, located in the City of Cotia, State of São Paulo, at Rua Santa Mônica, No. 1025, Parque Industrial San José, CEP 06715-865, to resolve on the proposals of the Company's management regarding: (i) the execution, by the Company, of a Business Combination Agreement and other related agreements; and (ii) the execution, by the Company, of amendments to certain stock option agreements previously approved by the Company's Board of Directors' Meeting of August 25, 2021.

The documents referring to the items on the agenda are available to shareholders at the Company's headquarters, and the Company is available to shareholders for any clarifications.

Cotia /SP, April 25, 2022.

Luiz Augusto Chacon de Freitas Filho

Chairman of the Board of Directors